Form 20-F
period 2017-09-30
ZK International Group Co., Ltd.
filed 2018-01-31
CIK 1687451

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended September 30, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                        to

Commission file number 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

(Address of principal executive offices)

Di Chen, Corporate Secretary

+86-577-86852999

zjzk@cn-zk.cn

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

(Address of principal executive offices)

 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares, no par value per share	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 13,068,346 Ordinary shares as of September 30, 2017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes    ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes    ☐ No

Conventions Used in this Annual Report

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only, “we,” “us,” “our company,” “Company,” “our” and “ZK” refer to:

•	ZK International Group Co., Ltd., a British Virgin Islands company limited by ordinary shares (“ZK International” when individually referenced);

•	XSigma Corporation, a British Virgin Islands company limited by ordinary shares (“XSigma” when individually referenced)

•	ZK Pipe Industry Co., Ltd., a Hong Kong limited company (“ZK Pipe” when individually referenced), which is a wholly-owned subsidiary of ZK International;

•	Wenzhou Weijia Pipeline Development Co., Ltd. (“Wenzhou Weijia”) (also referred to as 温州维佳管道发展有限公司 in China), a PRC company, which is a wholly-owned subsidiary of ZK Pipe;

•	Zhejiang Zhengkang Industrial Co., Ltd. (“Zhejiang Zhengkang”) (also referred to as 浙江正康实业股份有限公司 in China), a PRC company, 99% of which is held by Wenzhou Weijia; and

•	Wenzhou Zhengfeng Industry and Trade Co., Ltd. (“Wenzhou Zhengfeng”) (also referred to as 温州正丰工贸有限公司 in China), a PRC company, which is a wholly-owned subsidiary of Zhejiang Zhengkang.

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. The exchange rates in effect as of September 30, 2017 and 2016 were US $1.00 for RMB 6.6545 and RMB 6.6711, respectively. The average exchange rates for the years ended September 30, 2017 and 2016 were US $1.00 for RMB 6.8126 and RMB 6.5333, respectively. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

We obtained the industry and market data used in this annual report or any document incorporated by reference from industry publications, research, surveys and studies conducted by third parties and our own internal estimates based on our management’s knowledge and experience in the markets in which we operate. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report. We have sought to provide current information in this annual report and believe that the statistics provided in this annual report remain up-to-date and reliable, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report.

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Item 3—Key Information—Risk Factors,” “Item 4—Information on the Company,” “Item 5—Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission (the “SEC”) or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

The forward-looking statements contained in this report reflect our views and assumptions only as of the date this report is signed. Except as required by law, we assume no responsibility for updating any forward-looking statements.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2.	Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3.	Key Information

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the two years ended September 30, 2017 and 206 and the selected consolidated balance sheets data as of September 30, 2017 and 2016 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

(All amounts in thousands of U.S. dollars, except Dividend per share in Renminbi and Shares outstanding)

Statement of operations data:

	Year ended September 30,		Changes
	2017	2016	($)	(%)
Revenue	$44,951,740	36,809,094	8,142,646	22.12%
Cost of revenue	(31,843,337)	(25,333,318)	(6,510,019)	25.70%
Gross profit	13,108,403	11,475,776	1,632,627	14.23%
General and administrative expenses	1,782,318	1,599,743	182,575	11.41%
Research and development expenses	1,331,111	1,302,022	29,089	2.23%
Selling and marketing costs	1,915,127	957,990	957,137	99.91%
Income from operations	8,079,847	7,616,021	463,826	6.09%
Other income, net	69,772	158,797	(89,025)	(56.06)%
Interest expense	(1,245,385)	(1,417,745)	172,360	(12.16)%
Income before income taxes	6,928,693	6,408,131	520,562	8.12%
Income taxes	(995,005)	(1,105,440)	110,435	(9.99)%
Net income	5,933,688	5,302,691	630,997	11.90%
Foreign currency translation (loss)	272,237	(403,865)	676,102	(167.41)%
Comprehensive income	$6,205,925	4,898,826	1,307,099	26.68%

Balance sheet data:

	As of September 30,
	2017	2016
Current assets	$54,751,108	38,862,534
Total assets	$61,173,069	45,550,956
Current liabilities	$39,806,123	35,972,034
Total liabilities	$39,806,123	35,972,034
Total shareholders’ equity	$21,366,946	9,578,922
Shares outstanding	13,068,346	9,000,000

Exchange Rate Information

Our financial information is presented in U.S. dollars. Our functional currency for ZK International and XSigma is U.S. dollars, and functional currency for ZK Pipe, Wenzhou Weijia, Zhejiang Zhengkang and Wenzhou Zhengfeng is Renminbi (“RMB”). Transactions which are denominated in currencies other than functional currency are converted into functional currency at the exchange rate at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than functional currency are included in statements of operations as foreign currency transaction gains or losses. Our financial statements have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”, which was subsequently codified within ASC 830, “Foreign Currency Matters”. For those entities which use RMB as its functional currency, the financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders’ equity.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. We do not currently engage in currency hedging transactions.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. (www.federalreserve.gov).

	Midpoint of Bid and Ask Prices for RMB per U.S. Dollar
Period	Period-End	Average
2011	6.2939	6.4630
2012	6.2301	6.3088
2013	6.0537	6.1478
2014	6.2046	6.1620
2015	6.4778	6.2827
January	6.2495	6.2181
February	6.2695	6.2518
March	6.199	6.2386
April	6.2018	6.201
May	6.198	6.2035
June	6.2	6.2052
July	6.2097	6.2085
August	6.376	6.3383
September	6.3556	6.3676
October	6.318	6.3505
November	6.3883	6.3640
December	6.4778	6.4491
2016	6.943	6.64
January	6.5752	6.5726
February	6.5525	6.5501
March	6.448	6.5027
April	6.4738	6.4754
May	6.5798	6.5259
June	6.6459	6.5892
July	6.6371	6.6771
August	6.6776	6.6466
September	6.6685	6.6702
October	6.7735	6.7303
November	6.8837	6.8402
December	6.943	6.9198
2017
January	6.8786	6.8907
February	6.8665	6.8694
March	6.8832	6.894
April	6.89	6.8876
May	6.8098	6.8843
June	6.7793	6.8066
July	6.724	6.7694
August	6.5888	6.667
September	6.6533	6.569
October	6.6328	6.6264
November	6.6090	6.6200
December	6.5063	6.5931
2018
January	6.3990	6.4727

As of January 19, 2018, the exchange rate was RMB 6.399 to $1.00.

B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

D. Risk Factors

Risks Related to Our Business and Industry

We may incur liability for unpaid taxes, including interest and penalties.

In the normal course of its business, our Company, including in particular Zhejiang Zhengkang and Wenzhou Zhengfeng, may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due. Although Zhejiang Zhengkang is currently entitled to a preferential income tax rate of 15% as we have been certified as a high-tech enterprise by the local agency and our management believe that the we have paid all taxes to date, PRC taxing authorities may take the position that the we owe more taxes than we have paid based on transactions conducted by ZK International or ZK Pipe, which may be deemed a resident enterprise, thereby resulting in taxable liability for Zhejiang Zhengkang. (See “Risk Factors - Under the Enterprise Income Tax Law, we may be classified as a ‘Resident Enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.”).

We recorded a tax liability of $6,817,587 and $5,163,716 for the fiscal years ended September 30, 2017 and 2016, respectively. It is possible that the tax liability of the Company for past taxes may be higher than those amounts. We believe that we have sufficient cash on hand to adequately meet any tax liability for the underpayment of income and business taxes. Additionally, we believe that we may be able to negotiate with local PRC taxing authorities a reduction to any amounts that such authorities may believe are due and a reduction to any interest or penalties thereon. We have no guarantee that we will be able to negotiate such a reduction. To the extent we can negotiate such amounts, national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes, interest and penalties in amounts greatly exceeding management’s estimates.

Our industry is very competitive in China.

The domestic market for pipe and fitting products is fragmented and highly competitive. We estimate that there are a few relatively large companies with which we compete against and more than one hundred smaller companies with regional presences. We also face competition from products imported to China or produced by manufacturers that are already globally recognized. The number of these companies varies from time to time. Some of our pipe and fitting products compete on the basis of price and are sold in fragmented markets with low barriers to entry, allowing less expensive domestic producers to gain market share and reduce our margins. To the extent these competitors are able to grow and consolidate, they may be able to take advantage of economies of scale, which could put further pressure on our margins.

A weakening of the Chinese economy (and in particularly in real estate or hospitality sectors) could hurt demand for our products.

Through distributors and wholesalers, most of our products are sold domestically to end users in the real estate or hospitality industries, including those in local municipalities, hotels or residential complexes. As such, we have relied on consumer spending to drive sales in our products. Over the last five years, there are signs that China’s GDP growth rate has slowed. If China’s economy continues to slow, or if customer spending for decreases, demand for our products may be negatively impacted, which would adversely affect sales of our products to infrastructural, real estate or hotel developers and results of our operations.

Our inability to raise additional capital could have material adverse effect on our financial condition and results of operations.

Our production can be improved with additional production units and better infrastructure within the facility. We may need additional capital from time to time in order for us to purchase additional equipment and build necessary infrastructure within our production facility to meet the demand of our customers. If we cannot raise additional capital and is unable to execute our business expansion plan successfully, our customers may experience substantial delay in receiving our products, which could have a material adverse effect on our business relationship with them and our financial performance.

Our revenue will decrease if the industries in which our customers operate experience a protracted slowdown.

Our products mainly serve as key components in projects and machines operated by our customers which are mostly in the construction industry. Therefore, we are subject to the general changes in economic conditions affecting those industry segments of the economy. If the industry segments in which our customers operate do not grow or if there is a contraction in those industries, demand for our products will decrease. Demand for our products is typically affected by a number of overarching economic factors, including, but not limited to, interest rates, the availability and magnitude of private and governmental investment in infrastructure projects and the health of the overall global economy. If there is a decline in economic activity in China and the other markets in which we operate or a protracted slowdown in industries on which we rely for our sales, demand for our products and our revenue will likewise decrease.

Any decline in the availability, or increase in the cost of raw materials could materially affect our earnings.

Our pipe and fitting manufacturing operations depend heavily on the availability of various raw materials and energy resources. The availability of raw materials and energy resources may decline and their prices may fluctuate greatly. If our suppliers are unable or unwilling to provide us with raw materials on terms favorable to us, we may be unable to produce certain products. This could result in a decrease in profit and damage to our reputation in our industry. In the event our raw material and energy costs increase, we may not be able to pass these higher costs on to our customers in full or at all. Any increase in the prices for raw materials or energy resources could materially increase our costs and therefore lower our earnings.

Outstanding bank loans may reduce our available funds.

We have approximately $21 million in outstanding bank loans as of September 30, 2017. While the management believes that we will have sufficient cash to repay these loans, there can be no guarantee that we will be able to pay all amounts when due or refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

Weak liquidity may have material adverse effect on our results of operations.

We have in the past recorded negative cash flows from our operating activities, largely due to the increases in accounts receivable from customers, including $1,201,109 outflow during the fiscal year ended September 30, 2016. While our operating activities provided $1,146,282 in net cash during the fiscal year ended September 30, 2017, we cannot assure you that we will be able to do in the future. In addition, some of our accounts receivable have carried balance for more than 3 years. While we are actively collecting the remaining balance of these accounts receivable, we cannot assure you that we will be able to do so. If we continue experiencing an increase in accounts receivable without substantial collection of them, the weak liquidity could have a material adverse effect on our financial performance.”

Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

We have a limited operating history, with our oldest subsidiary, Wenzhou Zhengfeng, having been founded in 1999. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving markets such as the growing market for pipe and fitting products in the PRC. Some of these risks and uncertainties relate to our ability to:

•	offer additional pipe and fitting products to attract and retain a larger customer base;
•	attract additional customers and increased spending per customer;
•	increase awareness of our brand and continue to develop customer loyalty;
•	respond to competitive market conditions;
•	respond to changes in our regulatory environment;
•	manage risks associated with intellectual property rights;
•	maintain effective control of our costs and expenses;
•	raise sufficient capital to sustain and expand our business;
•	attract, retain and motivate qualified personnel; and
•	upgrade our technology to support additional research and development of new pipe and fitting products.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

The loss of any of our key customers could reduce our revenues and our profitability.

We consider our major customers in each period to be those customers that accounted for more than 10% of overall revenues in such period. There’s one significant customer during the fiscal year ended September 30, 2017, which accounted for 14.9% of total sales and we did not have such customer during the fiscal year ended September 30, 2016. It is common practice for us rely to on individual orders from such customers without any long-term contracts. Therefore, there can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. As the majority of our revenues are driven by individual orders for construction products, our major customers often change each period based on when a given order is placed. If we cannot maintain long-term relationships with major customers or replace major customers from period to period with equivalent customers, the loss of such sales could have an adverse effect on our business, financial condition and results of operations.

The loss of any of our key vendors could have a materially adverse effect on our results of operations.

We consider our major vendors in each period to be those vendors that accounted for more than 10% of overall purchases in such period. We have three such vendors during fiscal years ended September 30, 2017, who are Foshan Ruigangda Trading Co., Ltd, Wanzhouhong Steel Co., Ltd., and Foshan Oufo Metal Materials Co., Ltd., accounting for approximately 25.5%, 15.2%, 22.9% of overall purchases respectively. We purchase raw materials on the market at prevailing market prices. We believe that we can locate replacement vendors readily on the market for prevailing prices and that we would not have significant difficulty replacing a given vendor, any difficulty in replacing such a vendor could adversely affect our company’s performance to the extent it results in higher prices, slower supply chain and ultimately less desirable results of operations.

Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products.

As to the products we manufacture, we must manage our supply chain for raw materials and delivery of our products. Supply chain fragmentation and local protectionism within China further complicates supply chain disruption risks. Local administrative bodies and physical infrastructure built to protect local interests pose transportation challenges for raw material transportation as well as product delivery. In addition, profitability and volume could be negatively impacted by limitations inherent within the supply chain, including competitive, governmental, legal, natural disasters, and other events that could impact both supply and price. Any of these occurrences could cause significant disruptions to our supply chain, manufacturing capability and distribution system that could adversely impact our ability to produce and deliver products.

Our patent rights are limited in China.

We rely on many patented products to establish our market share for stainless pipe products. Our patent rights are granted by the State Intellectual Property Office of the PRC. While we have sold our products outside of the PRC and plan to continue expanding the export of our products overseas, we have not been granted any patent in countries outside of the PRC. As of the date hereof, most of our products are sold within the PRC. However, in the event that we begin to generate substantial revenue from sales abroad and if we cannot successfully protect our intellectual properties outside of the PRC, we may not be able to execute our business plan, which could have a material adverse effect on our financial performance.

Rapid expansion could significantly strain our resources, management and operational infrastructure, which could impair our ability to meet increased demand for our products and hurt our business results.

To accommodate our anticipated growth, we will need to expend capital resources and dedicate personnel to implement and upgrade our accounting, operational and internal management systems and enhance our record keeping and contract tracking system. Such measures will require us to dedicate additional financial resources and personnel to optimize our operational infrastructure and to recruit more personnel to train and manage our growing employee base. If we cannot successfully implement these measures efficiently and cost-effectively, we will be unable to satisfy the demand for our products, which will impair our revenue growth and hurt our overall financial performance.

We must manage growth in operations to maximize our potential growth and achieve our expected revenues and any failure to manage growth will cause a disruption of our operations and impair our ability to generate revenue.

In order to maximize potential growth in our current and potential markets, we believe that we must expand the scope of our pipe and fitting manufacturing and production facilities and capabilities and continue to develop new and improved valves. This expansion will place a significant strain on our management and our operational, accounting, and information systems. We expect that we will need to continue to improve our financial controls, operating procedures and management information systems. We will also need to effectively train, motivate and manage our employees. Our failure to manage our growth could disrupt our operations and ultimately prevent us from generating the revenues we expect.

We cannot assure you that our internal growth strategy will be successful, which may result in a negative impact on our growth, financial condition, results of operations and cash flow.

One of our strategies is to grow internally through increasing the development of new products and improve the quality of existing products. However, many obstacles to this expansion exist, including, but not limited to, increased competition from similar businesses, our ability to improve our products and product mix to realize the benefits of our research and development efforts, international trade and tariff barriers, unexpected costs, costs associated with marketing efforts abroad and maintaining attractive foreign exchange rates. We cannot, therefore, assure you that we will be able to successfully overcome such obstacles and establish our services in any additional markets. Our inability to implement this internal growth strategy successfully may have a negative impact on our growth, future financial condition, results of operations or cash flows.

We cannot assure you that our acquisition growth strategy will be successful, resulting in our failure to meet growth and revenue expectations.

In addition to our internal growth strategy, we plan to explore the possibility of growing through strategic acquisitions. We may pursue opportunities to acquire businesses in the PRC that are complementary or related in products and business structure to us. We do not presently have any commitments, agreements or understandings to acquire any businesses or assets of such businesses. We may not be able to locate suitable acquisition candidates at prices that we consider appropriate or to finance acquisitions on terms that are satisfactory to us. If we do identify an appropriate acquisition candidate, we may not be able to negotiate successfully the terms of an acquisition, or, if the acquisition occurs, integrate the acquired business into our existing business. Acquisitions of businesses or other material operations may require debt financing or additional equity financing, resulting in leverage or dilution of ownership. Integration of acquired business operations could disrupt our business by diverting management away from day-to-day operations. The difficulties of integration may be increased by the necessity of coordinating geographically dispersed organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures.

We also may not be able to retain key employees or customers of an acquired business or realize cost efficiencies or synergies or other benefits we anticipated when selecting our acquisition candidates. In addition, we may need to record write-downs from future impairments of intangible assets, which could reduce our future reported earnings. At times, acquisition candidates may have liabilities or adverse operating issues that we fail to discover through due diligence prior to the acquisition. In addition to the above, acquisitions in the PRC, including state owned businesses, will be required to comply with the laws of the PRC, to the extent applicable. There can be no assurance that any given proposed acquisition will be able to comply with PRC requirements, rules and/or regulations, or that we will successfully obtain governmental approvals that are necessary to consummate such acquisitions, to the extent required. If our acquisition strategy is unsuccessful, we will not grow our operations and revenues at the rate that we anticipate.

Failure to manage our growth could strain our management, operational and other resources, which could materially and adversely affect our business and prospects.

Our growth strategy includes building our brand, increasing market penetration of our existing products, developing new products, increasing our targeting of the pharmaceutical market in China, and increasing our exports. Pursuing these strategies has resulted in, and will continue to result in substantial demands on management resources. In particular, the management of our growth will require, among other things:

•	continued enhancement of our research and development capabilities;
•	information technology system enhancement;
•	stringent cost controls and sufficient liquidity;
•	strengthening of financial and management controls and information technology systems; and
•	increased marketing, sales and support activities; and hiring and training of new personnel.

If we are not able to manage our growth successfully, our business and prospects would be materially and adversely affected.

Our bank accounts are not insured or protected against loss.

We maintain our cash with various banks and trust companies located in the PRC. Our cash accounts are not insured or otherwise protected. While China is currently considering implementation of banking insurance policies, it has not yet done so. Should any bank or trust company holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we would lose the cash on deposit with that particular bank or trust company.

We are substantially dependent upon our senior management and key research and development personnel.

We are highly dependent on our senior management to manage our business and operations and our key research and development personnel for the development of new products and the enhancement of our existing products and technologies. In particular, we rely substantially on our Chief Executive Officer and Chairman of the Board Jiancong Huang, to manage our operations.

While we provide the legally required personal insurance for the benefit of our employees, we do not maintain key man life insurance on any of our senior management or key personnel including our Chief Executive Officer and Chairman of the Board, Mr. Jiancong Huang. The loss of any one of them would have a material adverse effect on our business and operations. Competition for senior management and our other key personnel is intense and the pool of suitable candidates is limited. We may be unable to locate a suitable replacement for any senior management or key personnel that we lose. In addition, if any member of our senior management or key personnel joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our company. Although each of our senior management and key personnel has signed a confidentiality and non-competition agreement in connection with his employment with us, we cannot assure you that we will be able to successfully enforce these provisions in the event of a dispute between us and any member of our senior management or key personnel.

We compete for qualified personnel with other hardware manufacturing companies and related technology research institutions. Intense competition for these personnel could cause our compensation costs to increase, which could have a material adverse effect on our results of operations. Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel. If we are unable to attract and retain qualified employees, we may not be able to meet our business and financial goals.

We are heavily dependent upon the services of experienced personnel who possess skills that are valuable in our industry, and we may have to actively compete for their services.

We are heavily dependent upon our ability to attract, retain and motivate skilled personnel to serve our customers. Many of our personnel possess skills that would be valuable to all companies engaged in our industry. Consequently, we expect that we will have to actively compete for these employees. Some of our competitors may be able to pay our employees more than we are able to pay to retain them. Our ability to profitably operate is substantially dependent upon our ability to locate, hire, train and retain our personnel. There can be no assurance that we will be able to retain our current personnel, or that we will be able to attract and assimilate other personnel in the future. If we are unable to effectively obtain and maintain skilled personnel, the development and quality of our services could be materially impaired. See “Our Business – Employees.”

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

We rely on a combination of patent, copyright, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. We own various patents in China covering our pipe and fitting production technology.

The process of seeking patent protection can be lengthy and expensive, our patent applications may fail to result in patents being issued, and our existing and future patents may be insufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may also be challenged, invalidated or circumvented.

We also rely on trade secret rights to protect our business through non-disclosure provisions in employment agreements with employees. If our employees breach their non-disclosure obligations, we may not have adequate remedies in China, and our trade secrets may become known to our competitors.

Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

We may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our financial condition and results of operations.

Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing third party intellectual property rights. If we sell our branded products internationally, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our branded products in either China or other countries, including the United States and other countries in Asia. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

•	pay damage awards;
•	seek licenses from third parties;
•	pay ongoing royalties;
•	redesign our branded products; or
•	be restricted by injunctions,

each of which could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase or use of our branded products, which could have a material adverse effect on our financial condition and results of operations.

Risks Related to Doing Business in China

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations and our reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company and our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our company and business operations will be severely hampered and your investment in our stock could be rendered worthless.

Our PRC subsidiaries’ books and records are prepared in accordance with China GAAP, not U.S. GAAP.

Substantially all of the business operations of our Company are located in the PRC. Although ZK International’s reports are prepared in accordance with U.S. GAAP, our PRC subsidiaries’ books and records are prepared in accordance with China GAAP. Despite our efforts to improve the Company’s controls and procedures, our accounting personnel do not have sufficient knowledge, experience and training in maintaining our books and records in accordance with U.S. GAAP standards. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm the value of our shares.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. These government involvements have been instrumental in China’s significant growth in the past 30 years. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

Labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated a new labor law, namely, the Labor Contract Law of the PRC, which became effective on January 1, 2008, which was further amended on December 28, 2012 (effective July 1, 2013). The Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations. The Labor Contract Law also mandates that employers provide social welfare packages to all employees, increasing our labor costs. To the extent competitors from outside China are not affected by such requirements, we could be at a comparative disadvantage.

Imposition of trade barriers and taxes may reduce our ability to do business internationally, and the resulting loss of revenue could harm our profitability.

We may experience barriers to conducting business and trade in our targeted emerging markets in the form of delayed customs clearances, customs duties and tariffs. In addition, we may be subject to repatriation taxes levied upon the exchange of income from local currency into foreign currency, substantial taxes on profits, revenues, assets and payroll, as well as value-added tax. The markets in which we plan to operate may impose onerous and unpredictable duties, tariffs and taxes on our business and products, and there can be no assurance that this will not reduce the level of sales that we achieve in such markets, which would reduce our revenues and profits.

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

China passed an Enterprise Income Tax Law (the “EIT Law”) and implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation of China issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the Notice, further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or group. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and stockholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management are often resident in China. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10% when paying dividends to its non-PRC stockholders. However, it remains unclear as to whether the Notice is applicable to an offshore enterprise controlled, but not necessarily owned, by a Chinese natural person. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Currently, we do not have any non-China source income, so this would minimal effect on us; however, if we develop non-China source income in the future, we could be adversely affected. Second, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income.” Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC stockholders and with respect to gains derived by our non-PRC stockholders from transferring our shares.

Since our operations and assets are located in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers.

Our operations and assets are located in the PRC. In addition, most of our executive officers and directors are non-residents of the U.S., and substantially all the assets of such persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons. See “Enforceability of Civil Liabilities.”

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

We are subject to the U.S. Foreign Corrupt Practices Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants or distributors of our company, because these parties are not always subject to our control. We are in process of implementing an anticorruption program, which prohibits the offering or giving of anything of value to foreign officials, directly or indirectly, for the purpose of obtaining or retaining business. The anticorruption program also requires that clauses mandating compliance with our policy be included in all contracts with foreign sales agents, sales consultants and distributors and that they certify their compliance with our policy annually. It further requires that all hospitality involving promotion of sales to foreign governments and government-owned or controlled entities be in accordance with specified guidelines. In the meantime, we believe to date we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law.

However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct all of our business through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our security-holders.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we received from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive (loss)/income.” For the years ended September 30, 2017 and 2016, we had adjustment gain of $272,237 and adjustment loss of $403,865, respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to penalties and limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise adversely affect us.

On October 21, 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing such offshore company with assets or equity interests in an onshore enterprise located in the PRC, or an offshore special purpose company. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore special purpose company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore special purpose company. Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore special purpose companies that have made onshore investments in the PRC in the past are required to have completed the relevant registration procedures with the local SAFE branch by March 31, 2006.

To further clarify the implementation of Circular 75, the SAFE issued Circular 19 on May 20, 2011. Under Circular 19, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders or beneficial owners who are PRC residents in a timely manner. However, on May 11, 2013, Circular 19 was annulled by Circular 21, issued by the SAFE. Circular 21 has not yet given clear guidance as to how to complete the relevant registration procedures with the local SAFE branch.

Risks Related to Our Corporate Structure and Operation

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and the Nasdaq Capital Market require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our Ordinary Shares could decline.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

We are a publicly listed company in the United States. As a publicly listed company, we will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

An insufficient amount of insurance could expose us to significant costs and business disruption.

While we have purchased insurance to cover our certain assets and property of our business, the amounts and scope of coverage could leave our business inadequately protected from loss. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected.

Risks Related to Ownership of Our Ordinary Shares

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our Ordinary Shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail our company of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Our officers/directors have entered into an agreement to vote in concert, which provides control over majority of our Ordinary Shares and increases our influence on shareholder decisions.

ZK International was incorporated on May 13, 2015 under the laws BVI, with 100% of the founding shares held by Kai Chun Cheng. On the same date, Jiancong Huang, Mingjie Wang, Guolin Wang, Jiandi Wang and Yangming Wang entered into an agreement to vote in concert in ZK International with Mr. Huang appointed as proxy effective completion of transfer of the ordinary shares held by Mr. Cheng. Pursuant to the agreement, which has a term of 20 years from its effective date of May 13, 2015, if the parties are unable to reach a unanimous consent in relation to the matters requiring action in concert, a decision made by more than 50% of the voting rights of the parties will be deemed a decision unanimously passed by all parties and will be binding on all parties. On July 29, 2015, Mr. Cheng entered into equity interest transfer agreements with and transferred to these individuals 45%, 20%, 20%, 10% and 5%, respectively, of ZK International’s equity interest on October 12, 2015. All of these individuals are officers or directors of ZK International and/or our operating entity Zhejiang Zhengkang. Our officers and/or directors beneficially own approximately 68.09% of our outstanding shares as of the date hereof. As a result, our officers and directors will possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders.

As a “controlled company” under the rules of the Nasdaq Capital Market, we may exempt our company from certain corporate governance requirements that could adversely affect our public shareholders.

Because of the voting in concert agreement described elsewhere in this annual report, our principal shareholders will continue collectively owning a majority of the voting power of our outstanding Ordinary Shares. Under Rule 5615(b)(1) of the Nasdaq Listing Requirement, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and is permitted to phase in its compliance with the independent committee requirements. Although we do not rely on the "controlled company" exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Capital Market corporate governance requirements.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Ordinary Shares may decline.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, beginning with this annual report on Form 20-F, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly, and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company”. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Ordinary Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional financial and management resources.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a result of disclosure of information in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent we determine that the proposed uses set forth in in the section titled “Use of Proceeds” in our initial public offering registration statement are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we received from our initial public offering. However, we advise shareholders as required in our annual reports on Form 20-F of any changes in application of funds and will file a current report on Form 6-K to the extent we determine such changes in application must be disclosed more quickly.

Our management will have broad discretion in the application of such net proceeds, including working capital, and other general corporate purposes, including paying tax due, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

We will incur increased costs as a result of being a public company.

As a public company, we will incur legal, accounting and other expenses that we did not incur as a private company. For example, we must now engage U.S. securities law counsel and U.S. GAAP auditors, and we will have annual payments for listing on the Nasdaq Capital Market. In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements.

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

The laws of the British Virgin Islands provide little protection for minority shareholders, so minority shareholders will have little or no recourse if they are dissatisfied with the conduct of our affairs.

Under the law of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Business Companies Act (the "BVI Act") dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the company's memorandum and articles of association. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the company's memorandum and articles of association.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

Item 4.	Information on the Company

Overview

Incorporated on May 13, 2015, under the laws of the British Virgin Islands (“BVI”), we primarily conduct our business through our subsidiary Zhejiang Zhengkang. Our core business focuses on providing systematic solutions to construction projects that require sophisticated piping systems. Leveraging our experience in the industry, we offer urban planners and real estate developers sophisticated pipe and fitting products and engineering expertise, enabling them to bring communities reliable and durable gas and water transmission systems. Our products are primarily sold in China, but are also exported and distributed in Europe and Southeast Asia. We have received numerous awards and recognitions domestically and internationally. Located within the Wenzhou Binhai Industrial Park, a national economic development zone, our facility occupies approximately five acres, consisting of business offices, manufacturing plants, a research and development center and storage facilities.

We specialize in designing and producing pipes and fittings such as double-press thin-walled stainless steel tubes and fittings, carbon steel tubes and fittings and single-press tubes and fittings. Focused on the innovation and expansion of our products to meet the specific needs of our clients, we believe that we are a leading manufacturer and engineer of high-performance stainless steel pipes. Our products offer a comprehensive suite of superior solutions for use in the construction and infrastructure industries. Our innovative products are used in a broad range of applications, including water and gas transmission within urban infrastructural development, residential housing development, food and beverage production, oil and gas exploitation, and agricultural irrigation. Since Zhejiang Zhengkang’s founding in 2001, we have developed an array of patented pipe and fitting products that have been marketed and distributed both domestically and internationally.

We promote our brand through our sales staff, distributors, trade shows, trade fairs, forums, direct communications with potential customers, business networks, and the internet. In addition, we tailor our products to the needs of our clients and provide our clients with competitive pricing to establish long-term business relationships. We take pride in the cutting-edge technology and superb quality of our products, which have received recognitions such as the ISO9001 Quality Management System Certification, ISO14001 Environmental Management System Certification, and National Industrial Stainless Steel Production License, among other awards and honors. Our products have been used in well-known facilities such as Olympic stadiums, multinational hotel chains, and mega-sized apartment complexes.

Safety, quality and productivity are three pillars of our operations and the hallmarks of our success. In the past year, we experienced another year of outstanding safety performance while continuing to improve safety standard for our workforce. We also plan to transform our value proposition from strictly being a product supplier to a solution provider, aiming to deliver both high-quality products and complete engineering solutions to our clients. We have compiled a team of engineers and pipe network designers who will work closely with the manufacturing team to respond to clients’ special construction demands, create rapid prototypes of our solutions, and enhance the utility of our products based on clients’ feedback. This work flow could also significantly improve the efficiency and performance of our engineers.

Industry Overview

We believe that we are in the early stages of four trends that are reshaping how water is accessed and managed by our community on a daily basis:

•	As urbanization continues, cities in China will face tremendous challenges providing clean and safe water distribution in urban areas
•	People are realizing that access to potable water in their home should not be a privilege, but a right. Many are now asking for improved water distribution systems.
•	Stainless steel is considered the safest and most environmental-friendly material for clean water transmission, and these features are being recognized by the market.
•	As water distribution systems are becoming more complex, water supply companies are seeking suppliers that not only supply products, but also engage in projects and are adaptable and responsive to ever-changing project demands.

These trends are creating an increasing number of new opportunities for organizations in the stainless steel pipe industry. We believe that the best opportunities are for the organizations that can continually make quality products and work with clients to solve problems and make improvements.

The Clean Water Supply Imperative

With almost 20% of the world’s population, but access to only 5% of the world’s renewable freshwater resources, it is easy to understand the reason that water resource management has been a high social priority in China. The Ministry of Water Resources notes on its website that out of 663 cities in China, more than 400 are suffering from water shortages, with 110 classified as “severe”. China’s move to upgrade its water distribution infrastructure comes as it faces tremendous challenges from two directions. On one side, water quality remains an issue, while on the other side, reliable water distribution networks in many cities are still in developmental stage.

Increasing Investment Towards the Drinking Water Distribution Industry

Like many other things, opportunities always come with challenges. There are both political and economic incentives in this field attracting investment from the government and private companies. As more investment has flowed into the water supply industry over the past several years, the number of large and medium water treatment and supply companies has increased by 145 to 1491 in 2015, as compared to 1346 in 2014. As reported by Ministry of Environmental Protection (MEP), the quality of drinking water has significantly improved as well – 76% of water sources are safe for drinking compared to 53.4% in 2004. Despite these improvements in drinking water quality, the distribution networks across China still falls short as many cities still rely on decades-old pipe networks that are outdated and rusted. It’s been reported, in 2013, that drinking water network coverage is only 3% throughout China (even in the biggest three cities is only 15%), which means only 3% of Chinese citizens have access to drinking water in their homes. In other words, distribution is the bottleneck of China’s entire drinking water supply system. The government and private capital have now turned their focus to updating cities’ water distribution networks. According to H2O China, one of the largest research institutes covering China’s water supply industry, fixed asset investment from both the government and private companies in the water supply and distribution industry has grown significantly, with a compound annual growth rate of 14.32% from 2011 to 2015, as illustrated below:

(Source: H2O China, http://www.h2o-china.com/news/242939.html)

Generational Shift to Stainless Steel Pipe Network

To accommodate the enormous increase of clean water demand in urban cities, the distribution network has to be highly safe, reliable, durable, and environmentally friendly. Current pipe networks mainly consist of plastic (such as PPR and PVC), galvanized, and copper pipe, however, these materials don’t meet the standards of drinking water transmission. In some developed countries, stainless steel had been widely accepted as the best material for such application; Germany and Japan, for instance, have 80% and 90% of their water pipe networks using stainless steel, respectively, while the percentage in China is around 3%. The popular acceptance of stainless steel is due to the following advantages over other materials:

High Strength: Stainless steel pipe’s strength is 1.5 times higher than galvanized pipe, 2-3 times higher than copper pipe and 8-10 times higher than PPR pipe. Strength is an important factor and determines how shock resistant the pipe is.

Anti-corrosion: Stainless steel pipe is highly corrosion resistant. Even under high velocity water flow of 60m/s, stainless steel’s corrosion rate is below 0.003mm/year. This ensures stainless steel has more than 70 years of service life. As comparison, other materials can only be used for 10-20 years.

Low water resistance: Due to the smoothness of the inner pipe wall, stainless steel has a 40% lower water resistance than that of carbon and copper pipe. Low water resistance reduces scale and bacterial deposits on the inner pipe wall, improving overall water quality and also reduces the amount of electricity consumed by pump stations by half, provided that all downstream pipes are stainless steel.

Low Leakage Rate: Benefitting from its high strength and anti-corrosion features, stainless steel pipes and fittings have extremely low leakage rates. According to Best Practice: Water Leakage Prevention Controls published by New York City, replacing current pipe networks with stainless steel components is a major priority to prevent water leakage, which can cause water waste, secondary disasters such as poor water flow, road collapse, and flooding of buildings and inundation. Tokyo, an example used in the Best Practice document, decreased its leakage rate from 20% in 1956 to 3% in 2010, mostly attributed to the usage of stainless steel pipes in its network. (Source: http://www1.nyc.gov/assets/globalpartners/downloads/pdf/Tokyo_Energy_Water%20Leakage%20Controls.pdf)

Recyclable: Stainless steel is 100% recyclable, while plastic pipe can only be landfilled or incinerated, both causing pollution to environment.

In addition to the significant potential market within the urban development and residential real estate industries, we anticipate that the demand of our services and products from hotels within China will also become an important target market. Currently, through local distributors, our products are provided to global hotel brands such as Kempinski, Sheraton and Holiday Inn within China. During the past ten years, through contractors, distributors and wholesalers, our products have been used in more than three hundred three- to five-star hotels. As we have become one of the industry-leading stainless pipe manufacturers, we plan to work with end users such as multinational global chains from the initial planning stage, assisting in the design of their pipe transmission systems, to the post-sale stage, providing maintenance and repair services as part of their daily operation. China’s hotel industry has experienced tremendous growth due to both inbound foreign travelers and domestic travelers, resulting in a $44 billion business with 2.5 million hotel rooms. However, the hotel penetration rate is only approximately 4 rooms per 1,000 capita in China, which is relatively low compared to that of developed nations. It is anticipated that the hospitality industry in China could reach $100 billion with 6.3 million rooms and 8 rooms per 1,000 capita. This therefore presents a significant opportunity for our company. As developers and travelers are becoming more sophisticated, the need for a sustainable and cost-effective solution is expected to increase. The quality of our products and our expertise servicing global hotel chains will provide us with a competitive advantage for future hotel construction projects.

Corporate Structure

Below is a chart illustrating our current corporate structure:

ZK International Group Co. Ltd. (“ZK International”) British Virgin Islands (May 13, 2015)
100%
100%
ZK Pipe Industry Co. Ltd. (“ZK Pipe”) Hong Kong SAR (May 28, 2015)	XSigma Corporation (“XSigma”) British Virgin Islands (January 18, 2018)

100%	Offshore
Onshore
Wenzhou Weijia Pipeline Development Co., Ltd. (“Wenzhou Weijia”) People’s Republic of China (June 17, 2015)
99%
Zhejiang Zhengkang Industrial Co. Ltd. (“Zhejiang Zhengkang”) People’s Republic of China (December 4, 2001)
100%
Wenzhou Zhengfeng Industry and Trade Co. Ltd. (“Wenzhou Zhengfeng”) People’s Republic of China (December 24, 1999)

ZK International Group Co., Ltd (“ZK International”) was incorporated on May 13, 2015 under the laws British Virgin Islands (“BVI”). Under its memorandum of association, ZK International is authorized to issue 50,000,000 ordinary shares of a single class and no par value. All of the issued and outstanding ordinary shares in ZK International were originally held by Kai Chun Cheng, a citizen of Hong Kong SAR. On July 29, 2015, Mr. Cheng entered into equity interest transfer agreements with Jiancong Huang, Mingjie Wang, Guolin Wang, Jiandi Wang and Yangming Wang and subsequently transferred to the five individuals 45%, 20%, 20%, 10% and 5%, respectively, of the ordinary shares in ZK International on October 12, 2015.

XSigma Corporation (“XSigma”) was incorporated on January 18, 2018 under the law of the British Virgin Islands. The registered capital is USD 50,000, with 100% of the equity interest held by ZK International, making XSigma a wholly-owned subsidiary of ZK International. The registered principal activity of XSigma is investment in technology.

ZK Pipe Industry Co., Ltd. (“ZK Pipe”) was incorporated on May 28, 2015 under the law of Hong Kong SAR. The registered capital is HKD 1,000,000, with 40% of the equity interest held by ZK International and 60% held by Kai Chun Cheng initially. On August 5, 2015, Mr. Cheng transferred all of his equity in ZK Pipe to ZK International, making ZK Pipe a wholly-owned subsidiary of ZK International. The registered principal activities of ZK Pipe including technical research of metal pipe and fittings, metal take-up valve plumbing and water purifying plant, as well as importing and exporting of goods.

Wenzhou Weijia Pipeline Development Co., Ltd. (“Wenzhou Weijia”) was incorporated on June 17, 2015 in Wenzhou under the laws of the People’s Republic of China. A wholly-owned subsidiary of ZK Pipe and a wholly foreign-owned entity under the PRC laws, Wenzhou’s registered capital is USD 20,000,000 and the registered principal activities of Wenzhou Weijia including (i) technical research, (ii) technical service and sales of metal pipe and fittings, (iii) technical service and sales of light industry machinery and (iv) equipment imports and exports of goods and technology.

Zhejiang Zhengkang Industrial Co., Ltd., or formerly known as Wenzhou Yafei Valve Manufacturing Co. Ltd (“Zhejiang Zhengkang”) was incorporated on December 4, 2001 under the laws of the People’s Republic of China. Zhejiang Zhengkang’s registered and paid in capital are RMB 100,000,000 and RMB 30,000,000 respectively as of September 30, 2017. Through equity transfers, Wenzhou Weijia holds 99% of the equity interest of Zhejiang Zhengkang, with the remaining 1% held by our Chief Executive Officer, Jiancong Huang. The principal activities of Zhejiang Zhengkang include (i) manufacturing and sales of stainless steel band, copper strip, welded stainless steel pipes and fittings, pipe fittings, valve, light industry machinery and equipment and other stainless steel products and (ii) imports and exports of goods and technology.

Wenzhou Zhengfeng Industry and Trade Co., Ltd. or formerly known as Wenzhou Zhengfeng Steel Strip Co., Ltd. (“Wenzhou Zhengfeng”) was incorporated on December 24, 1999. Wenzhou Zhengfeng’s registered and paid in capital is RMB 2,880,000. Through equity transfers, Wenzhou Zhengfeng is a wholly-owned subsidiary of Zhejiang Zhengkang and its principal activity is trading of steel strip that are mainly purchased from Zhejiang Zhengkang.

Our Products and Services

Our products focus primarily on the drinking water and gas transmission industries, while a minor portion of revenue is generated from the pharmaceutical, medical, food and beverage industries. Produced from different stages of our production line, our steel products can be broken down and sold as the following parts and components:

•	Steel Strip: We manufacture carbon steel and stainless steel strip for sale to traditional manufacturers who are not in the pipe and fitting industry and for our own internal use in the production of our pipes and fittings. Our ability to produce steel strip in-house allows us to ensure the quality and consistency of our pipe and fitting products.

•	Steel Pipe: Our carbon steel and stainless steel pipes are primarily used in water and gas transmission systems. Carbon steel pipes are generally stronger than stainless steel, and therefore are typically used in applications that require high-pressure resistance, such as gas transmission and fire hydrants. Stainless steel pipes, in contrast, are more corrosion resistant and are commonly applied in cases that require clean transmission, such as drinking water and pharmaceutical liquid transmission.

•	Light Gauge Stainless Steel Pipe (LGSSP): We have production lines specifically designed to produce LGSSP, which have 40% thinner walls than regular stainless steel pipes. The reduction in the thickness of the pipe wall leads to a reduced manufacturing cost and weight and enhances installation flexibility due to its smaller size. LGSSP is an affordable option for household plumbing systems that require easy installation.

•	Pipe Connections and Fittings: We manufacture high-quality pipe connections and fittings that are used to connect pipes. Pipe fittings have wide applications for any piping and plumbing systems in both industrial and commercial applications. Fittings allow pipes to be joined or installed in the appropriate place and terminated or closed where necessary. We produce fittings in various shapes and sizes, with more than 10,000 different specifications. As most leakages are caused by misalignment or improper manufacture of connections and fittings, pipe connections and fittings, being the most crucial components of any piping system, require extremely precise production procedures. Depending on the purposes served, our pipe fittings can be categorized as follows:

•	Pipe fittings to extend or terminate pipe runs: couplings, adapters, unions, caps and plugs pipe.

•	Fittings to change a pipe's direction: elbows, three-way fittings

•	Pipe fittings to connect two or more pipes: tees, cross, side-inlet elbows, wyes

•	Pipe fittings to change pipe size: reducers, bushings, couplings

•	Pipe fitting tools: pipe fasteners

•	Pipe flanges

Our connections and fittings segment has grown significantly during 2016. The increased proportion of our revenue generated by the connections and fittings segment reflects a shift in our manufacturing and marketing priority to this segment. We have shifted our focus to connections and fittings because we could offer more value-add to our products than pipe or strip. More importantly, providing quality products in this segment is more likely to help us retain clients as consistency and quality of joints and fittings plays a big role in reducing maintenance costs and leakage rates for the customers.

Pipe production is very competitive in China. In order to distinguish ourselves from the other competitors in the industry, we have employed a team of engineers specializing in network design, CAD drawing, and special prototyping of piping systems to help our customers create a systematic solution based on their piping needs.

Our Growth Strategy

To maintain the growth of our business and sustain our leading position in the market, we anticipate to rely on these key drivers as part of our growth strategy:

•	Expansion of manufacturing infrastructure and increased productivity for new businesses. Currently, we believe that our production volume can be improved with additional equipment and infrastructure. With investments that we plan to put into our infrastructure, we will be able to take on additional businesses contracts and increase our production volume.

•	Achieving a dominate position in the household plumbing market. With years of strategic preparations and planning behind us, we are seeing tremendous growth opportunities in this business segment, as consumers have started paying attention the health risks associated with unsafe household drinking water caused by problematic transmission system. We plan to focus our sales in this sector as our strategic priority for the next few years.

•	Further exploration of opportunities in emerging markets. We have recognized the great potentials of Siphonic Roof Drainage Systems (SRDS). Siphonic Roof Drainage System (SRDS) is a cutting-edge roof drainage system mainly used for large roofing structure to prevent excessively heavy rainfall from damaging the roof and building. This drainage system is able to drain any water accumulation on the roof under heavy storm with very high efficiency and thus prevents excessive rainfall from damaging roof structure. This technology has potential to be widely applied to buildings with large-span roof structure, like airport, sport stadium, convention center and warehouse. While its use and standard has been mature in many developed countries, it has just been introduced to China recently and is still in the development stage. Stainless steel is widely regarded as the best material by for this system as it resists high inner pressure and requires minimal maintenance. Roof drainage is not the only application of siphonic drainage technology, other potential applications are bridge surface drainage, rainwater collection system and rainwater cycling. We believe our company can greatly benefit from this technology for its wide application potential and big business opportunities behind it. Therefore, we plan to invest in development of our own SRDS design software and continue our research in this area.

•	Rebranding ourselves as a premium, full-service solution provider. The combination of our top-notch manufacturing capabilities and our engineering expertise enable us to provide comprehensive solutions to our clients. In addition to our client-centric products we currently offer, our goal is to eventually provide all of our end users with collaborative services that would give us the opportunity to work alongside our clients as partners, and to execute in an effective and efficient manner.

•	Mergers and Acquisitions. We closely follow and investigate potentially profitable and strategic acquisitions and combinations within our industry. We continuously seek synergistic partnerships to acquire additional technologies, products, services, operations and/or geographic capabilities that can provide long-term growth. While we currently do not have any specific mergers or acquisition targets, we plan to explore the possibility of completing a few vertical or horizontal acquisitions in the next few years to expand our presence in the industry. There, however, is no assurance at this point we will be able to do so in the near future.

Sales Channels and Long Term Opportunities

Extensive Sales Network within China. To market our products and brand to other regions within China, we have set up 28 sales representative posts in major cities across China by assigning our sales and engineer specialists to those regions to establish long-term business relationship with the local water and gas supply companies. In addition, we also have worked with 136 distributors across China to serve their local customers. This extensive sales network ensures our products and services are accessible in all of the cities within in 30 of the 34 provinces and territories in China.

Strategic Partners. There’re many water and gas transmission companies in China, and it would be very time-consuming if we negotiate with each of them one by one on the terms of our order contract. To better market our products to these utility companies, we have invited some of them to conduct on-site visit to check our production facility, quality control protocols, production capability, and research and development capacity to demonstrate our value as a supplier compared to other competitors on the market. Once approved by these utility companies’ internal assessment teams, we will be pre-approved as their “qualified supplier”, which would exempt our company form their production inspection process when they place orders. We have been pre-approved as “qualified supplier” by the following companies:

•	Towngas Investment Group
•	Changsha Water Investment Group
•	Shengzhen Water Supply Group
•	Shanghai SMI Water Group
•	Sichuan SPT Energy Group
•	Min Sheng Energy Group

All of these companies present us with potential long term opportunities for large scale project, which would require a large volume of piping products over multiple years. In addition, we would be able to advantage of their business network. We currently do not directly supply to some of our partners and instead we rely on local distributors and wholesalers to deal with specific projects due to the complex of each project. However, to provide goodwill and value-add to our customers in addition to our quality products, we prioritize the production of their orders and plan to offer them with engineering advisory and post-sales maintenance services in the future. We also have staffed experienced engineers available to resolve any installation or maintenance issues that these end users may encounter.

Customers and Suppliers

Customers

For carbon and stainless steel pipe products, we principally target our marketing efforts toward those clients in the water and gas supply industries which require high quality specialty steel pipes and fittings with precise “just-in-time” delivery as most of our clients do not carry inventory, technical consultancy or post-sale support. Our enhanced product quality and delivery capabilities, as well as our emphasis on customer oriented technical support and product planning, are critical factors in our ability to serve this segment of the market. In the near future, as we begin to transform our business to both a product supplier and a solution provider, we expect that customers will enjoy using our products and working with engineers since our integrated approach is expected to help our customers reduce planning, installation and maintenance costs.

We find that primarily sold through distributors, our products are mostly embraced by two categories of end users: those within the water transmission industry and those within the gas transmission. Our clients scatter in diverse industries including, but not limited to, water treatment, real estate development, hospitality, hospital, gas supply, and school. We consider our major customers in each period to be those customers that accounted for more than 10% of overall revenues in such period. There was one significant customer during the fiscal year eneded September 30, 2017, which accounted for 14.9% of total sales and we did not have such customer during the fiscal year ended September 30, 2016.

Suppliers

We consider our major vendors in each period to be those vendors that accounted for more than 10% of overall purchases in such period. We have three such vendors during fiscal years ended September 30, 2017, who are Foshan Ruigangda Trading Co., Ltd, Wanzhouhong Steel Co., Ltd., and Foshan Oufo Metal Materials Co., Ltd., accounting for approximately 25.5%, 15.2%, 22.9% of overall purchases respectively. We have three such vendors during fiscal years ended September 30, 2016, who are Foshan Ruigangda Trading Co., Ltd, Wanzhouhong Steel Co., Ltd., and Foshan Oufo Metal Materials Co., Ltd., accounting for approximately 36%, 16%, 15% of overall purchases respectively.   We purchase from a variety of suppliers and believe these raw materials are widely available. If we were unable to purchase from our primary suppliers, we do not expect we would face difficulties in locating another supplier at substantially the same price. We have secure and efficient access to all the raw materials necessary for the production of our products. We believe our relationships with the suppliers of these raw materials are strong. While the prices of such raw materials may vary greatly from time to time, we believe we could hedge such risk by adjusting our price, or absorb the higher cost at times if necessary.

Research and Development

We are committed to researching and developing stainless steel products for use in all industries that need water and gas transmission systems. We believe scientific and technological innovations will help our Company achieve its long-term strategic objectives. Our research and development efforts are an integral part of our operations and the crux of our competitive advantage and differentiation strategy.

The Research and Development team consists of dedicated researchers and analysts focusing on mechanical design, mechatronics, CAD design, mold design and welding. Quality control is an important aspect of the team’s work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value for the Company.

Our Intellectual Property

We rely on our technology patents to protect our domestic business interests and ensure our competitive position in our industry. The issued patents we hold are as follows:

No.	Patent Name	Owner	Category	Patent Code.	Authorization Date
1.	Anti vibration groove	Zhejiang Zhengkang	Design Patent	2016303899813	12/21/2016
2.	Anti vibration groove connector for pipeline	Zhejiang Zhengkang	Utility Models Patent	2016208805658	01/18/2017
3.	High strength tensile mechanical compression type pipe joint	Zhejiang Zhengkang	Utility Models Patent	2016204183044	09/21/2016
4.	Tensile elastic ring	Zhejiang Zhengkang	Utility Models Patent	2016204163036	09/21/2016
5.	Special joint for gas	Zhejiang Zhengkang	Utility Models Patent	2016204209275	09/21/2016
6.	Self sealing ring	Zhejiang Zhengkang	Utility Models Patent	2016204162993	11/23/2016
7.	Warm jacket (45 degree elbow)	Zhejiang Zhengkang	Design Patent	2016300576444	07/20/2016
8.	Articulated bellows	Zhejiang Zhengkang	Utility Models Patent	2016201606371	07/27/2016
9.	Stainless steel pipe warm jacket	Zhejiang Zhengkang	Utility Models Patent	2016201606102	07/27/2016
10.	A new type of metal pipe fitting	Zhejiang Zhengkang	Utility Models Patent	2016201585303	07/27/2016
11.	Three way warm jacket	Zhejiang Zhengkang	Design Patent	2016300576459	07/27/2016
12.	Warm jacket (90 degree elbow)	Zhejiang Zhengkang	Design Patent	2016300576463	07/27/2016
13.	Direct thermal cover	Zhejiang Zhengkang	Design Patent	2016300576482	09/07/2016
14.	Thin wall compression type metal pipe fitting type O sealing ring	Zhejiang Zhengkang	Utility Models Patent	2015202071764	08/05/2015
15.	Internal expansion type stainless steel pipe mouth shaping device	Zhejiang Zhengkang	Utility Models Patent	2015202074989	08/05/2015
16.	Full automatic stainless steel pipe high pressure water pressure testing machine	Zhejiang Zhengkang	Utility Models Patent	2015202070687	08/05/2015
17.	An elbow pipe automatic flat head machine	Zhejiang Zhengkang	Utility Models Patent	2015202072894	08/05/2015
18.	Full automatic steel pipe air tightness detecting machine	Zhejiang Zhengkang	Invention Patent	2014100189333	03/02/2016

19.	Full automatic steel pipe air tightness detection device	Zhejiang Zhengkang	Utility Models Patent	2014200253551	06/25/2014
20.	Loading device of full automatic steel pipe air tightness testing machine	Zhejiang Zhengkang	Utility Models Patent	2014200262086	07/16/2014
21.	Material distributing device of full automatic steel pipe air tightness detecting machine	Zhejiang Zhengkang	Utility Models Patent	2014200261789	07/16/2014
22.	Multi-station semiautomatic fitting former	Zhejiang Zhengkang	Invention Patent	201310251507X	2015.08.26
23.	Double-cone double-clamp metal pipeline connecting piece	Zhejiang Zhengkang	Utility Models Patent	2013203622036	12/18/2013
24.	Semi-automatic multi-station pipe fitting forming machine	Zhejiang Zhengkang	Utility Models Patent	2013203622017	12/18/2013
25.	Pressing Former of Metal Pipe Fitting	Zhejiang Zhengkang	Invention Patent	200820035558.3	05/06/2009
26.	Convex-ring-free self-locking and hermetic-connecting device for thin-walled stainless steel pipe	Zhejiang Zhengkang	Utility Models Patent	2011202296878	01/11/2012
27.	LGSSP connecting piece without bulge loop and adopting self-locking sealing	Zhejiang Zhengkang	Utility Models Patent	2011202296806	02/15/2012
28.	Inner lining clamping press composite tube connecting pieces	Zhejiang Zhengkang	Utility Models Patent	2007201276813	07/23/2008

We have pending patents under application, as listed below:

No.	Patent Name	Owner	Category	Patent Code.	Application Date
1.	Nodal pattern bellows closes	Zhejiang Zhengkang	Invention Patent	201610118690.X	03/02/2016
2.	High-strength tensile mechanical pressure connection type pipe joint	Zhejiang Zhengkang	Invention Patent	201610305313.7	05/10/2016
3.	Automatic faced machine of elbow pipe	Zhejiang Zhengkang	Invention Patent	2015101648139	04/08/2015

Description of Chinese Patent Categories:

Invention patents

As in Europe, this type of patent is granted for new technical solutions or improvements to a product or a process with practical applicability.

Utility patents

Granted for new technical solutions or improvement with a lower degree of ‘inventiveness’ than Invention patents, i.e., products with a new shape or structural physical features. Utility Models are also sometimes called ‘Utility Patents’ or ‘Petty Patents’ in other countries.

Design patents

Granted for innovations in the external features of a product, encompassing any of the following features: Shape; Pattern; Shape and Pattern; Shape and Color; Shape, Pattern and Color. Innovations must also be “fit for industrial application” (i.e., specifically usable by industry, producible in batches, etc.).

Trademarks

In addition, we have the right to use the following trademark registrations issued in the PRC, all of which are held by the Zhejiang Zhengkang:

No.	Registrant	Trademark	Category	Certificate Code	Valid Through	Application Area
1	Zhengkang Industrial Co., Ltd.		6	4482840	2008.2.14- 2018.2.13	Metal Sheet and Plate, Metal Door Panel, Metal Binding Strap, Metal Flange, Metal Signboard, Metal Electrode

2	Zhengkang Industrial Co., Ltd.		6	5584098	2009.6.28- 2019.6.27	Metal Sheet and Plate, Metal Pipe, Metal Partition Board, Metal Door, Metal Lock, Metal Band Hoop, Metal Screws, Metal Signboard, Metal Flange, Metal Electrode

3	Zhengkang Industrial Co., Ltd.		6	5584100	2009.10.21- 2019.10.20	Metal Sheet and Plate, Metal Partition Board, Metal Binding Strap, Metal Screws, Metal Signboarb, Metal Strecther, Metal Electrode

4	Zhengkang Industrial Co., Ltd.		11	5584101	2009.8.14- 2019.8.13	Faucet, Pipe Tap, Water Distribution Equipment, Pipeline of Medical Equipment, Plumbing Pipe and Fitting, Water Drainage Equipment, Mixer Tap, Running Water Coordination Equipment

5	Zhengkang Industrial Co., Ltd.		6	5646751	2009.7.14- 2019.7.13	Metal Pipe, Steel Bar, Metal Signboard, Railway Metal Material, Metal Clip (for cable or pipe), Metal Mould, Metal Electrode, Iron Ores, Bronze Artwork, Metal Mooring Bollards

6	Zhengkang Industrial Co., Ltd.		41	7034175	2010.10.14- 2020.10.13	School (Education) , Training, Meeting Arrangement, Book Publication, Club Service (Entertainment or Education), TV Programme Production, Lottery

7	Zhengkang Industrial Co., Ltd.		39	7034176	2010.10.14- 2020.10.13	Transportation,MarineTransportation, Truck Transportation, Air Transportation, Car Rental, Storage, Express Delivery, Travelling Agency, Pipe Transportation

8	Zhengkang Industrial Co., Ltd.	28	7034178	2010.12.28- 2020.12.27	Christmas Tree with Synthetic Material, Fishing Tackle, Fishing Pole, Swimming Pool

9	Zhengkang Industrial Co., Ltd.	20	7034179	2010.10.28- 2020.10.27	Plastic Elbow Pipe, Glass Mirror, Non-metal Plate, Drinking Straw, Non-metal Furniture Component, Non-metal Door Component

10	Zhengkang Industrial Co., Ltd.	18	7034180	2011.06.07- 2021.06.06	Leather Bag, Handbag, Travelling Coat Pocket, Umbrella, Umbrella Cover, Crutch, Leather Belt, Sausage Casing

11	Zhengkang Industrial Co., Ltd.	17	7034181	2010.11.14- 2020.11.13	Synthetic Rubber, Synthetic Resin, Asbestos Sole, Electro Insulating Material, Packge Rubber Bag, Firehose, Latex, Plexiglass

12	Zhengkang Industrial Co., Ltd.	12	7034182	2010.6.14- 2020.6.13	Railway Carriage Couplings, Air Pump, Small-size Vehicle, Bicycl, Aerial Conveyer, Luggage Carrier, Sleigh Car, Vehicle Tire, Ferry

13	Zhengkang Industrial Co., Ltd.	8	7034183	2010.10.7- 2020.10.6	Abrasive Tool, Garden Tool, Fish Spear, Shaver, Drills, Threader, Sculpting Tool, Scissor, Tableware

14	Zhengkang Industrial Co., Ltd.	42	7086004	2011.2.21- 2020.2.20	Land Vehicle, Meteorological Info, Vehicle Performance Inspection, Package Design, Interior Design

15	Zhengkang Industrial Co., Ltd.	7	7086005	2010.7.14- 2020.7.13	Vehicle Engine Radiator Tube, Machine Tool, Steam Elbow Pipe, Die-casting Mould, Sewing Machine, Leather-working Machine, Agricultural Machinery

16	Zhengkang Industrial Co., Ltd.	45	7086006	2010.8.7- 2020.8.6	Security Surveillance, Security Consulting, Dress Rental, Lock Pick, Firefighting, Intellectual Property Consulting, IP License, Software License

17	Zhengkang Industrial Co., Ltd.	36	7086007	2010.9.7- 20209.6	Life Insurance, Insurance Consulting, Financial Loan, Security Trade Information, Artwork Appraisal, Guarantee, Charitable Fund Raising, Pawn Brokerage, Cerdit Card Service

18	Zhengkang Industrial Co., Ltd.	6	7089246	2010.7.7- 2020.7.6	Metal Sheet and Plate, Metal Water Pipe, Metal Door Panel, Metal Valve, Metal Lock, Metal Band Hoop, Metal Screws, Metal Signboard, Metal Flange, Metal Pipe

19	Zhengkang Industrial Co., Ltd.	6	7154484	2010.7.21- 2020.7.20	Metal Sheet and Plate, Metal Water pipe, Metal Door Panel, Metal Valve, Metal Lock, Metal Band Hoop, Metal Screws, Metal Signboard, Metal Flange, Metal Pipe

20	Zhengkang Industrial Co., Ltd.	6	7287954	2010.12.21- 2020.12.20	Metal Sheet and Plate, Metal Water pipe, Metal Door Panel, Metal Lock, Metal Band Hoop, Metal Screws, Metal Signboard, Metal Flange, Metal Pipe

21	Zhengkang Industrial Co., Ltd.	6	14997890	2015.8.7-2025.8.6	Metal Water pipe, Metal Door, Metal Binding Strap, Metal Screws, Metal Flange, Metal Sealing Cap, Metal Signboard, Metal Electrode

Our Employees

As of January 29, 2018, we employ a total of 335 employees working in departments including 5 within management, 12 within the Research and Development Department, 174 within the Production Department, 89 within the Sales Department and 55 within the Administrative Support Department.  Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages. We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. All of our employees are covered by worker compensation insurance arising from any job-related injuries. With respect to retirement benefits, as most of our employees are from other cities outside of Wenzhou where their retirement insurance are registered locally at their respective hometowns. The authorities in Wenzhou has instead required companies in Wenzhou to increase their coverage for Migrant Workers Medical Insurance in order to improve workers’ employment welfare. We have 335 employees, of which 44% of our employees are covered by the five statutory social benefits, and 100% are covered by Occupational Injury Insurance.  Companies are not required to make contribution to the local Housing Pension in Wenzhou for the employees and since most employees are from other regions outside of Wenzhou, most of them have opted out. Currently, we are making contribution to the Housing Pension for six employees.

Chinese Laws and Regulations

Regulation on Product Liability

Manufacturers and vendors of defective products in the PRC may incur liability for losses and injuries caused by such products. Under the General Principles of the Civil Laws of the PRC, which became effective on January 1, 1987 and were amended on August 27, 2009, manufacturers or retailers of defective products that cause property damage or physical injury to any person will be subject to civil liability.

In 1993, the General Principles of the PRC Civil Law were supplemented by the Product Quality Law of the PRC (as amended in 2000 and 2009) and the Law of the PRC on the Protection of the Rights and Interests of Consumers (as amended in 2009), which were enacted to protect the legitimate rights and interests of end-users and consumers and to strengthen the supervision and control of the quality of products. If our products are defective and cause any personal injuries or damage to assets, our customers have the right to claim compensation from us.

The PRC Tort Law was promulgated on December 26, 2009 and became effective from July 1, 2010. Under this law, a patient who suffers injury from a defective medical device can claim damages from either the medical institution or the manufacturer of the defective device. If our pipe products and installation and construction services injure a patient, and if the patient claims damages from the medical institution, the medical institution is entitled to claim repayment from us. Pursuant to the PRC Tort Law, where a personal injury is caused by a tort, the tortfeasor shall compensate the victim for the reasonable costs and expenses for treatment and rehabilitation, as well as death compensation and funeral costs and expenses if it causes the death of the victim. There is no cap on monetary damages the plaintiffs may seek under the PRC Tort Law.

Regulation on Foreign Exchange Control

Foreign exchange in China is primarily regulated by:

•	The Foreign Currency Administration Regulations (1996), as amended on January 14, 1997 and August 5, 2008; and

•	The Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Foreign Currency Administration Regulations, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as, loans, investment in securities and repatriation of investments, however, remains subject to the registration of the SAFE or its local counterparts as required by law. Under the Administration Rules, foreign-invested enterprises may buy, sell and remit foreign currencies at banks authorized to conduct foreign exchange transactions for settlement of current account transactions after providing valid commercial documents and, in the case of capital account item transactions, only after registration with the SAFE and, as the case may be, other relevant PRC government authorities as required by law. Capital investments directed outside of China by foreign-invested enterprises are also subject to restrictions, which include registration filing with MOFCOM. If the investment is made to the sensitive countries, districts, or industries, it needs to be approved by MOFCOM.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. We receive a significant portion of our revenue in Renminbi, which is not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from our subsidiaries in China. Even though we may remit the income from China to anywhere we want, the fluctuation of exchange rate may be a disadvantage to us if Renminbi depreciated.

Regulation on Foreign Exchange Registration of Offshore Investment by PRC Residents

The Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, promulgated by SAFE on July 14, 2014 and designed to replace the former circular commonly known as “Notice 75”, requires registration of PRC residents with local branches of SAFE with respect to their direct establishment or indirect control of an offshore entity (referred to in Notice 37 as “special purpose vehicle.”), where such offshore entity are established for the purpose of overseas investment or financing, provided that PRC residents contribute their legally owned assets or equity into such entity.

Notice 37 further requires amendment to the registration where any significant changes with respect to the special purpose vehicle capitalization or structure of the PRC resident itself (such as capital increase, capital reduction, share transfer or exchange, merger or spin off).

Regulation on Dividend Distributions

Our PRC subsidiary, Wenzhou Weijia, is a wholly foreign-owned enterprise under the PRC law. The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include:

•	Corporate Law (1993) as amended in 2005 and 2013;

•	The Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000;

•	The Wholly Foreign-Owned Enterprise Law Implementation Regulations (1990), as amended in 2001; and

•	The Enterprise Income Tax Law (2007) and its Implementation Regulations (2007).

Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, an enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. Our Company’s reserve fund has not yet reached this level. The board of directors of a wholly foreign-owned enterprise has the discretion to allocate a portion of its after-tax profits to its employee welfare and bonus funds. These reserve funds, however, may not be distributed as cash dividends.

On March 16, 2007, the National People’s Congress enacted the Enterprise Income Tax Law, and on December 6, 2007, the State Council issued the Implementation Regulations on the Enterprise Income Tax Law, both of which became effective on January 1, 2008. Under this law and its implementation regulations, dividends payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a lower withholding tax rate. See “Taxation.”

Restriction on Foreign Ownership

The principal regulation governing foreign ownership of businesses in the PRC is Guidance Catalogue for Industrial Structure Adjustments (2015 edition), effective as of April 10, 2015 (the “Catalogue”). The Catalogue classifies the various industries into three categories: encouraged, restricted and prohibited. Our company’s primary market is the hardware manufacturing industry. We are not engaged in any activities placing us in the encouraged, restricted or prohibited categories and so it could be inferred that we are engaged in a permitted industry for foreign investment. Such a designation offers businesses certain advantages. For example, businesses engaged in permitted industries:

•	are not subject to restrictions on foreign investment, and, as such, foreigners can own a majority interest in Sino-foreign joint ventures or establish wholly-owned foreign enterprises in the PRC;

•	provided such business has total investment of less than $100 million, are subject to regional (not central) government examination and approval which are generally more efficient and less time-consuming. Our current total investment is less than $100 million.

The National Development and Reform Commission and MOFCOM periodically jointly revise the Foreign Investment Industrial Guidance Catalogue. As such, there is a possibility that our company’s business may fall outside the scope of the definition of a permitted industry in the future. Should this occur, we would no longer benefit from such designation.

On January 19, 2015, China’s Ministry of Commerce issued a draft Foreign Investment Law. The effective date of the official publication of the law is yet unknown. In the draft, foreign investment in China will be classified into three categories: prohibited, restricted, and others. This idea of classification is similar as previously published Catalogue. If the foreign investment falls in the areas that are closely related to national security, then it will be prohibited; if the investment may have some impact on national security but could be controlled through conditions, then it can be done with restrictions or qualifications; if the investment falls outside of those two categories, then it will not need approval from China government to operate in China.

According to the current Catalogue, our company’s business does not fall in any prohibited or restricted industries. If China’s Ministry of Commerce adopts a list as same as the Catalogue along with the draft, the draft will have very limited impact on our business, if any. The probability that our business will be classified as prohibited or restricted industry is very low. However, If China’s Ministry of Commerce adopts a list by our business is prohibited or restricted, and it treats our business in China as foreign investment by deciding our actual controller is Mr. Jiancong Huang who is not a Chinese citizen, we may face certain restrictions or even be prohibited to conduct business in China.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

An offshore company may invest equity in a PRC company, which will become the PRC subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Wholly Foreign Owned Enterprise Law, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Contractual Joint Venture Enterprise Law, all as amended from time to time, and their respective implementing rules; the Tentative Provisions on the Foreign Exchange Registration Administration of Foreign-Invested Enterprise; and the Notice on Certain Matters Relating to the Change of Registered Capital of Foreign-Invested Enterprises.

Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by the original approval authority of its establishment. In addition, the increase of registered capital and total investment amount shall both be registered with SAIC.

Shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purposes, which debts are subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange.

Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiaries shall be registered with SAFE. Furthermore, the total amount of foreign debts that can be incurred by such PRC subsidiaries, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the PRC subsidiaries, both of which are subject to governmental approval.

Regulations on Trademarks

Trademarks are protected by the PRC Trademark Law adopted in 1982, as subsequently amended, as well as the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and 2013. The Trademark Office under the SAIC handles trademark registrations. Trademarks can be registered for a term of ten years and can be extended for another ten years if requested upon expiration of the first or any renewed ten-year term. The PRC Trademark Law has adopted a "first-to-file" principle with respect to trademark registration. Where a trademark for which a registration application has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same type of or similar commodities or services, the application for such trademark registration may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a "sufficient degree of reputation" through such other party's use. Trademark license agreements must be filed with the Trademark Office or its regional offices. Meanwhile, we have successfully applied on our own name 21 trademarks.

Regulations on Patents

The PRC Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office is responsible for examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. We have obtained 25 patents, all of which we have ownership of, including a number of those that were originally under the ownership of certain individuals affiliated with our Company through ownership transfer.

PRC Enterprise Income Tax Law and Individual Income Tax Law

Under the Enterprise Income Tax Law or EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25%. An enterprise established outside of the PRC with its "de facto management bodies" located within the PRC is considered a "resident enterprise," meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementation rules of the EIT Law define "de facto management body" as a managing body that in practice exercises "substantial and overall management and control over the production and operations, personnel, accounting, and properties" of the enterprise.

The SAT Circular 82 issued by the SAT in April 2009 provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled offshore incorporated enterprise is located in China. Pursuant to the SAT Circular 82, a PRC-controlled offshore incorporated enterprise has its "de facto management body" in China only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders' meetings are located or kept in the PRC; and (d) more than half of the enterprise's directors or senior management with voting rights habitually reside in the PRC. The SAT Bulletin 45, in effect from September 2011, provides more guidance on the implementation of the SAT Circular 82 and provides for procedures and administration details on determining resident status and administration on post-determination matters. Although the SAT Circular 82 and the SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth there may reflect the SAT's general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

Due to the lack of applicable legal precedents, it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company controlled by individuals. We may be classified as a PRC "resident enterprise" for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

Regarding other local taxes and VAT tax, please see the discussion in PRC Business Tax and PRC VAT Tax sections.

Employment Laws

In accordance with the PRC National Labor Law, which became effective in January 1995, and the PRC Labor Contract Law, which became effective in January 2008, as amended subsequently in 2012, employers must execute written labor contracts with full-time employees in order to establish an employment relationship. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, employers in China are obliged to pay contributions to the social insurance plan and the housing fund plan for employees. We have contributed to the basic and minimum social insurance plan. Due to a high employee turnover rate in our industry, it is difficult for us to comply fully with the law. While we believe we have made adequate provision of such outstanding amounts of contributions to such plans in our financial statements, any failure to make sufficient payments to such plans would be in violation of applicable PRC laws and regulations and, if we are found to be in violation of such laws and regulations, we could be required to make up the contributions for such plans as well as to pay late fees and fines.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.”

A.	Operating Results

Incorporated on May 13, 2015, under the laws of the British Virgin Islands (“BVI”), we primarily conduct our business through our subsidiary Zhejiang Zhengkang. Our core business focuses on providing systematic solutions to construction projects that require sophisticated piping systems. Leveraging our experience in the industry, we offer urban planners and real estate developers sophisticated pipe and fitting products and engineering expertise, enabling them to bring communities reliable and durable gas and water transmission systems. Our products are primarily sold in China, but are also exported and distributed in Europe and Southeast Asia. We have received numerous awards and recognitions domestically and internationally. Located within the Wenzhou Binhai Industrial Park, a national economic development zone, our facility occupies approximately five acres, consisting of business offices, manufacturing plants, a research and development center and storage facilities.

We specialize in designing and producing pipes and fittings such as double-press thin-walled stainless steel tubes and fittings, carbon steel tubes and fittings and single-press tubes and fittings. Focused on the innovation and expansion of our product to meet the specific needs of our clients, we believe that we are a leading manufacturer and engineer of high-performance stainless steel pipes. Our products offer a comprehensive suite of superior solutions for use in the construction and infrastructure industries. Our innovative products are used in a broad range of applications, including water and gas transmission within urban infrastructural development, residential housing development, food and beverage production, oil and gas exploitation, and agricultural irrigation. Since Zhejiang Zhengkang’s founding in 2001, we have developed an array of patented pipe and fitting products that have been marketed and distributed both domestically and internationally.

We promote our brand through our sales staff, distributors, trade shows, trade fairs, forums, direct communications with potential customers, business networks, and the internet. In addition, we tailor our products to the needs of our clients and provide our clients with competitive pricing to establish long-term business relationships. We take pride in the cutting-edge technology and superb quality of our products, which have received recognitions such as the ISO9001 Quality Management System Certification, ISO14001 Environmental Management System Certification, and National Industrial Stainless Steel Production License, among other awards and honors. Our products have been used in well-known facilities such as Olympic stadiums, multinational hotel chains, and mega-sized apartment complexes.

Over the past few years, we have seen significant growth of our revenue and market share. In summary, we generated a revenue and net income of $44,951,740 and $5,933,688, respectively, for the year ended September 30, 2017, an increase of 22.12% and 11.9% respectively, compared to the fiscal year ended September 30, 2016, during which we generated $36,809,094 and $5,302,691.

The following table presents an overview of our results of operations for the years ended September 30, 2017 and 2016:

(Amounts expressed in U.S. dollars)

	For the year ended September 30,
	2017	2016
Revenues	$44,951,740	$36,809,094
Cost of sales	(31,843,337)	(25,333,318)
Gross profit	13,108,403	11,475,776

Operating expenses:
Selling and marketing expenses	1,915,127	957,990
General and administrative expenses	1,782,318	1,599,743
Research and development costs	1,331,111	1,302,022
Total operating expenses	5,028,556	3,859,755
Operating Income	8,079,847	7,616,021

Other income (expenses):
Interest expenses	(1,245,385)	(1,417,745)
Interest income	24,459	51,058
Other income (expenses), net	69,772	158,797
Total other expenses, net	(1,151,154)	(1,207,890)

Income before income taxes	6,928,693	6,408,131

Income tax provision	(995,005)	(1,105,440)

Net income	$5,933,688	$5,302,691
Net income attributable to non-controlling interests	(59,412)	(53,154)

Net income attributable to ZK International Group Co., Ltd.	5,874,276	$5,249,537

Net income	$5,933,688	$5,302,691

Other comprehensive loss:
Foreign currency translation adjustment	272,237	(403,865)

Total comprehensive income	$6,205,925	$4,898,826

Revenue

We generated revenue of $44,951,740 for the fiscal year ended September 30, 2017, as compared to $36,809,094 for the fiscal year ended September 30, 2016. The increase in revenue is primarily due to our company getting more market share of this industry and more government projects to replace the underground pipes and to improve local water supply systems.

Cost of Revenues

Total cost of revenue was $31,843,337 for the fiscal year ended September 30, 2017, compared to $25,333,318 for the fiscal year ended September 30, 2016. Total cost of revenue as a percentage of revenue increased by 2.02% to 70.84% for the fiscal year ended September 30, 2017 compared to 68.82% for the fiscal year ended September 30, 2016. The increase is primarily due to increase of raw material costs and labor costs.

Selling and Marketing Expenses

We incurred $1,915,127 in selling and marketing expenses for the fiscal year ended September 30, 2017, compared to $957,990 for the fiscal year ended September 30, 2016. Selling and marketing expenses increased by $957,137, or 99.91%, during the fiscal year ended September 30, 2017 compared to the fiscal year ended September 30, 2016. This increase is primarily due to increases in advertising expenses and compensation for the additional sales personnel we hired during the year.

General and Administrative expenses

We incurred $1,782,318 in general and administrative expenses for the fiscal year ended September 30, 2017, compared to $1,599,743 for the fiscal year ended September 30, 2016. General and administrative expenses increased by $182,575, or 11.41%, for the fiscal year ended September 30, 2017 compared to the fiscal year ended September 30, 2016. The increase is primarily due to the increase in administrative expenses relating to our business expansion that results in increase of payroll and welfare expenses.

Research and Development Expenses

We incurred $1,331,111 in research and development expenses for the fiscal year ended September 30, 2017, compared to $1,302,022 for the fiscal year ended September 30, 2016. R&D expenses increased by $29,089, or 2.23%, for the fiscal year ended September 30, 2017 compared to the fiscal year ended September 30, 2016. The increase was primarily due to the expenses relating to the materials and equipment we use to conduct our research for our new products.

Income from operations

As a result of the factors described above, operating income was $8,079,847 for the fiscal year ended September 30, 2017, compared to operating income of $7,616,021 for the fiscal year ended September 30, 2016, an increase of operating income of $463,826, or approximately 6.09%.

Other expenses

Our interest income and expenses were $24,459 and $1,245,385, respectively, for the fiscal year ended September 30, 2017, compared to interest income and expenses of $51,058 and $1,417,745, respectively, for the fiscal year ended September 30, 2016. The decrease of interest expense is primarily due to the decrease of bank loan incurred during 2017 fiscal year. We also had other income of $69,772 for the fiscal year ended September 30, 2017 compared to other income of $158,797 for the fiscal year ended September 30, 2016.

Income Tax

We incurred income tax expense of $995,005 for the fiscal year ended September 30, 2017, compared to $1,105,440 for the fiscal year ended September 30, 2016. The decrease is primarily attributable to the taxation adjustments related to R&D expenses made according to PRC Tax Law, which results from approximately $0.2 million tax deduction.

Net Income

As a result of the factors described above, our net income for the fiscal year ended September 30, 2017 was $5,933,688, compared to net profit of $5,302,691 for the fiscal year ended September 30, 2016, an increase in profit of $630,997.

Foreign currency translation

Our consolidated financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiaries is RMB. Results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period and equity is translated at historical exchange rates. Translation adjustments resulting from the process of translating the financial statements denominated in RMB into U.S. dollars are included in determining comprehensive income. Our foreign currency translation gain for the fiscal year ended September 30, 2017 was $272,237, compared to a foreign currency loss of $403,865 for the fiscal year ended September 30, 2016, an increase of $676,102. The increase is primarily due to the appreciation of RMB against the U.S. dollars.

B.	Liquidity and Capital Resources

As of September 30, 2017 and 2016, we had cash and cash equivalents of $11,278,475 and $123,649 respectively. The significant increase of cash is primarily contributed by our financing activities, including private placement and IPO. We believe that our current cash, cash to be generated from our operations and access to capital market will be sufficient to meet our working capital needs for at least the next twelve months. However, we do not have any amounts committed to be provided by our related party. We are also not dependent upon future financing to meet our liquidity needs for the next twelve months. However, we plan to expand our business to implement our growth strategies in the water supply market and strengthen our position in the marketplace. To do so, we may need more capital through equity financing to increase our production and meet market demands.

Substantially all of our operations are conducted in China and all of our revenues, expense, cash and cash equivalents are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict its ability to convert RMB into U.S. Dollars.

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Under PRC law, RMB is currently convertible into U.S. Dollars under a company’s “current account,” which includes dividends, trade and service-related foreign exchange transactions, without prior approval of the State Administration of Foreign Exchange (SAFE), but is not from a company’s “capital account,” which includes foreign direct investments and loans, without the prior approval of the SAFE.

With respect to retained earnings accrued after such date, our board of directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our By-Laws, charter and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

We have limited financial obligations dominated in US dollars, thus the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on the liquidity, financial condition and results of operations of the Company.

Cash Flow Summary

	Years ended September 30,
	2017	2016
Net cash provided by (used in) operating activities	$1,146,282	$(1,201,109)
Net cash provided by (used in) investing activities	(161,856)	(123,945)
Net cash provided by (used in) financing activities	9,968,964	840,501
Effect of exchange rate changes on cash	201,436	(18,589)
Net increase (decrease) in cash	$11,154,826	$(503,142)
Cash at beginning of period	123,649	626,791
Cash at end of period	$11,278,475	$123,649

Operating Activities:

Net cash provided by operating activities for the year ended September 30, 2017 was approximately $1.1 million, which was primarily attributable to a net profit approximately $5.9 million, adjusted for non-cash items for approximately $0.58 million and adjustments for changes in working capital approximately $5.4 million. The adjustments for changes in working capital mainly included:

(i)	Decrease in accounts receivable of approximately $2.4 million – our accounts receivable decreased significantly due to receivable collection from completed projects. For the fiscal year ended September 30, 2017, we had an overall sales outstanding of 183 days compared with 194 days in 2016. Since fiscal year ended September 30, 2015, we supplied products for construction companies that carry public utility projects, such as municipal water and gas supply pipeline and the typical payment term with those customers is 6 month. These construction projects are typically funded by the local governments. Our customers usually get small progress payments throughout the construction period and a larger payment until the inspection is done and when the projects are completed. When our customers request for payment extension, we carefully review the background of the projects and the status of each construction project. We only grant payment extension to our customers when they have healthy financial standings, have no records of delinquent payments and can demonstrate their ability to continuing making the payments. Our management team believes that the risk of writing off the accounts receivable is low because of the involvement of local municipalities.

(ii)	Increase in inventories of approximately $3.5 million – we have more inventories in stock because: 1) we believe the cost of the raw materials will increase so we purchased more to stock up, and 2) we expect we will receive more orders from our customers so we stocked more materials. For the fiscal year ended September 30, 2017, we had an inventory turnover ratio of 3.86 times compared with 4.09 times in fiscal year ended September 30, 2016. The decrease in inventory turnover ratio is mainly due to our increased inventory in stock to hedge raw material price fluctuation and shorten delivery lead time. ;

(iii)	Increase in advances to suppliers of approximately $0.81 million – Because of the increase of our order for materials, our suppliers required us making more deposits;

(iv)	Decrease in accounts payables of approximately $0.42 million, primarily because of the increase of our advance to suppliers which is applied against trade accounts payable;

(v)	Increase in advance from customers of approximately $0.28 million – because of additional orders from our customers, we required more deposits from the customers;

(vi)	Increase in income tax payable of approximately $0.98 million – due to higher taxable income in fiscal year ended September 30, 2017 compared to fiscal year ended September 30, 2016.

Net cash used in operating activities for the year ended September 30, 2016 was approximately $1.2 million, which was primarily attributable to a net profit approximately $5.3 million, adjusted for non-cash items for approximately $1.15 million and adjustments for changes in working capital approximately $7.65 million. The adjustments for changes in working capital mainly included:

(i)	Increase in accounts receivable of approximately $10.2 million – our accounts receivable increased significantly due to: 1) increase in credit sales in 2016 compared to in 2015, and 2) it took longer for our customers to make payments. For the fiscal year ended September 30, 2016, we had an overall sales outstanding of 193 days compared with 109 days in 2015. Since fiscal year ended September 30, 2015, we supplied products for construction companies that carry public utility projects, such as municipal water and gas supply pipeline and the typical payment term with those customers is 6 month. These construction projects are typically funded by the local governments. Our customers usually get small progress payments throughout the construction period and a larger payment until the inspection is done and when the projects are completed. When our customers request for payment extension, we carefully review the background of the projects and the status of each construction project. We only grant payment extension to our customers when they have healthy financial standings, have no records of delinquent payments and can demonstrate their ability to continuing making the payments. Our management team believes that the risk of writing off the accounts receivable is low because of the involvement of local municipalities.

(ii)	Increase in inventories of approximately $0.78 million – we purchased more raw materials because: 1) we believe the cost of the raw materials will increase so we purchased more to stock up, and 2) we expect we will receive more customer orders from our customers so we stocked more materials. For the fiscal year ended September 30, 2016, we had an inventory turnover ratio of 4.09 times compared with 3.34 times in fiscal year ended September 30, 2015. The improvement in inventory turnover ratio is mainly due to our improvement in the production cycle and overall inventory management;

(iii)	Increase in advances to suppliers of approximately $0.91 million – Because of the increase of our order for materials, our suppliers required us making more deposits;

(iv)	Increase in accounts payables of approximately $0.80 million, primarily because of the increase of our purchases of raw materials. For the fiscal year ended September 30, 2016, we had an overall payable outstanding of 10.96 days compared with 5.07 days in 2015. The increase in number of days payable outstanding is primarily attributable to the increase of extension time that our vendors allowed us on the payment terms to help us mange our operating cash flows;

(v)	Increase in advance from customers of approximately $1.4 million – Because of additional orders from our customers, we required more deposits from the customers;

(vi)	Increase in income tax payable of approximately $2 million – due to higher taxable income in fiscal year ended September 30, 2016 compared to fiscal year ended September 30, 2015.

Investing Activities:

Net cash used in investing activities was $161,856 for the year ended September 30, 2017. It was primarily attributable to the purchase of new equipment for production needs during the fiscal year.

Net cash used in investing activities was $123,945 for the year ended September 30, 2016. It was primarily attributable to the purchase of new equipment for production needs during the fiscal year.

Financing Activities:

Net cash provided by financing activities was approximately $9,968,964 for the year ended September 30, 2017. It was primarily attributable to the proceeds from three rounds of private placement and IPO completed in 2017 fiscal year for an amount of $5,582,099, proceeds released from restricted cash for an amount of $2,651,704, and loans from related party for an amount of $6,051,523, offset by the repayments to short-term back borrowings for an amount of $499,904 and the repayments on notes payable for an amount of $3,816,458.

Net cash provided by financing activities was approximately $840,501 for the year ended September 30, 2016. It was primarily attributable to the proceeds from short-term bank borrowings for an amount of $2,148,310, repayments from related party with an amount of $1,485,555, and capital contributions from non-controlling interest for an amount of $15,306, offset by our repayments on note payable for $2,602,037 and proceeds placed into restricted cash for an amount of $206,633.

Credit Facility

In addition to equity financing, we mainly finance our operations through short-term revolving loans provided by a syndicate of banks, as listed in the table below. As of September 30, 2017, we had 24 outstanding short-term loans provided by eight (8) banks, totaling RMB 141,980,000 in the aggregate, or approximately $21.3 million. Each of these borrowings has a term of six months to one year and, as per our agreement with these banks, all of the loans can be renewed and funds can be accessed immediately when the outstanding principal and interest are repaid in full. This ensures that each loan can be repaid on time by both our working capital and the funds from the prior loan. Most of our loans have fixed interest rate, while some loans are subject to variable interest rate, that are indicated in the table below. The weighted average annual interest rates were 5.99% and 5.6% for the years ended September 30, 2017 and 2016, respectively.

Short-term bank borrowings consisted of the following at September 30, 2017:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Sate	Interest
Agricultural Bank	5,580,000	838,530	1/13/2017	1/12/2018	5.44%
Agricultural Bank	8,700,000	1,307,386	1/18/2017	1/17/2018	5.66%
Agricultural Bank	5,750,000	864,077	8/17/2017	8/16/2018	5.44%
Agricultural Bank	4,300,000	646,179	8/14/2017	8/13/2018	5.44%
Agricultural Bank	6,000,000	901,645	9/22/2017	9/21/2018	5.65%
Agricultural Bank	6,190,000	930,198	12/16/2016	12/11/2017	4.79%
Agricultural Bank	10,000,000	1,502,742	1/10/2017	1/9/2018	4.79%
Minsheng Bank	4,350,000	653,693	6/30/2017	6/30/2018	5.44%
Minsheng Bank	3,250,000	488,391	6/30/2017	6/30/2018	5.44%
Industrial Bank	6,500,000	976,783	9/4/2017	12/4/2017	*6.50%
Zhejiang Commerce Bank	6,000,000	901,645	7/27/2017	4/20/2018	7.50%
Zhejiang Commerce Bank	1,500,000	225,411	7/28/2017	4/20/2018	7.50%
Bank of China	8,550,000	1,284,845	4/10/2017	3/29/2018	4.79%
Industrial Bank	6,500,000	976,783	9/5/2017	12/20/2017	*6.50%
Zhejiang Commerce Bank	10,500,000	1,577,880	7/28/2017	4/20/2018	7.50%
Pingan Bank	7,960,000	1,196,183	9/27/2017	9/25/2018	*6.09%
CMBC	5,400,000	811,481	12/20/2016	12/11/2017	5.44%
CMBC	5,990,000	900,143	12/20/2016	12/11/2017	5.44%
CMBC	5,000,000	751,371	12/20/2016	12/11/2017	5.44%
CMBC	410,000	61,612	12/22/2016	12/11/2017	5.52%
Bank of China	1,490,000	223,909	4/10/2017	3/29/2018	4.79%
Bank of China	2,760,000	414,757	4/10/2017	3/29/2018	4.79%
Industrial Bank	5,000,000	751,371	9/6/2017	12/14/2017	*6.50%
Bank of Communications	3,000,000	450,823	5/10/2017	11/13/2017	7.60%
Bank of Communications	3,000,000	450,823	4/18/2017	11/13/2017	7.12%
Bank of Communications	3,000,000	450,823	4/14/2017	11/13/2017	6.30%
Bank of Communications	3,000,000	450,823	4/19/2017	11/13/2017	7.60%
Bank of Communications	2,300,000	345,632	5/11/2017	11/13/2017	7.60%
Total	141,980,000	21,335,938

* These short-term borrowings were subject to variable interest rates, which are determined by the issuing banks with prime rate plus 1.79 - 2.2% on monthly or quarterly basis. The variable interest rates quoted in the table above were effective for the period ended September 30, 2017.

Short-term bank borrowings consisted of the following at September 30, 2016:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Sate	Interest
Agricultural Bank - Longwan Branch	6,240,000	935,382	12/16/2015	12/11/2016	5.66%
Agricultural Bank - Longwan Branch	2,500,000	374,752	3/17/2016	3/16/2017	4.57%
Agricultural Bank - Longwan Branch	7,000,000	1,049,307	4/7/2016	3/26/2017	4.12%
Agricultural Bank - Longwan Branch	2,210,000	331,281	4/12/2016	4/11/2017	4.51%
Agricultural Bank - Longwan Branch	4,000,000	599,604	6/2/2016	5/26/2017	4.65%
Agricultural Bank - Longwan Branch	2,040,000	305,798	6/13/2016	6/11/2017	4.65%
Agricultural Bank - Longwan Branch	2,700,000	404,733	6/16/2016	6/11/2017	4.65%
Agricultural Bank - Longwan Branch	5,750,000	861,931	8/26/2016	8/16/2017	5.22%
Agricultural Bank - Longwan Branch	4,300,000	644,574	9/9/2016	7/26/2017	5.06%
Agricultural Bank - Longwan Branch	6,000,000	899,406	9/22/2016	9/21/2017	5.00%
Bank of China - Longwan Branch	13,000,000	1,948,713	8/26/2016	4/8/2017	4.79%
CMBC-10802	7,600,000	1,139,248	5/25/2016	11/22/2016	5.44%
CMBC-10802	5,400,000	809,465	6/15/2016	11/22/2016	5.66%
CMBC-10802	5,000,000	749,505	6/17/2016	11/22/2016	5.66%
Zhejiang Commerce Bank	2,000,000	299,802	2/5/2016	2/4/2017	6.00%
Zhejiang Commerce Bank	1,500,000	224,851	2/5/2016	2/4/2017	6.00%
Zhejiang Commerce Bank	1,500,000	224,851	2/6/2016	2/5/2017	6.00%
Zhejiang Commerce Bank	5,000,000	749,505	3/2/2016	3/1/2017	6.00%
Zhejiang Commerce Bank	5,000,000	749,505	3/7/2016	3/6/2017	6.00%
Zhejiang Commerce Bank	5,000,000	749,505	3/9/2016	3/8/2017	6.00%
Industrial Bank	6,481,268	971,549	9/25/2015	9/23/2016	7.00%
Industrial Bank	6,500,000	974,356	9/25/2015	9/25/2016	7.00%
Minsheng Bank	5,000,000	749,505	3/8/2016	10/19/2016	6.70%
Minsheng Bank	3,500,000	524,653	4/16/2016	4/11/2017	5.00%
Minsheng Bank	5,400,000	809,465	4/8/2016	4/8/2017	5.00%
Pingan Bank	8,000,000	1,199,208	3/3/2016	3/3/2017	5.22%
Agricultural Bank	1,964,381	294,463	12/31/2015	9/11/2016	5.79%
Bank of Communications	5,000,000	749,505	5/20/2016	5/20/2017	6.53%
Bank of Communications	5,000,000	749,505	5/23/2016	5/23/2017	7.60%
Bank of Communications	4,800,000	719,525	5/24/2016	5/24/2017	7.60%
Total	145,385,649	21,793,454

These short-term bank borrowings are secured by the pledged assets listed below, and are guaranteed by certain shareholders, shareholders’ immediate family members and third-parties.

	Fiscal Year Ended Sept 30
Pledged Assets:	2017	2016
Buildings, net	3,611,529	3,987,929
Land use rights, net	457,391	504,119
Machinery, net	281,355	325,566
Total	4,350,275	4,817,614

Critical Accounting Policies

We believe it is helpful to investors to understand the critical accounting policies underlying our financial statements and the following discussion of our Company’s financial condition and results of operations. Please refer to Note 2 of our consolidated financial statements for the fiscal years ended September 30, 2017 and 2016.

C. Research and development, patents and licenses

Research and Development

For the years ended September 30, 2017 and, 2016, we spent $1,331,111, $1,302,022, respectively, on R&D. We anticipate that we will focus our research and development efforts on improving existing products and developing new technology in the coming years.

The Research and Development team has 12 dedicated researchers and analysts focusing on mechanical design, mechatronics, CAD design, mold design and welding. Quality control is an important aspect of the team’s work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value for the Company.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition or results of operations.

E. Off-balance Sheet Arrangements

There were no off-balance sheet arrangements for the fiscal year ended Sept 30, 2017 and 2016, or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2017:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Short-term bank loans*	$21,335,938	$21,335,938	$-	$-	$-
Total	$21,335,938	$21,335,938	$-	$-	$-

*	The numbers in the table are principle only and exclude interest payable.

G. Safe Harbor

See “SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.”

Item 6.	Directors, Senior Management and Employees

A. Directors and Management

Name	Age	Position(s)
Jiancong Huang	54	Chief Executive Officer and Chairman of the Board
Shaochai Yang	37	Chief Financial Officer
Di Chen	27	Secretary
Guolin Wang	49	Director
Min Ni	42	Independent Director & Chairman of the Audit Committee
Lie Cao	40	Independent Director
Linge Zhou	39	Independent Director

The business address of each of the officers and directors is c/o c/o Zhejiang Zhengkang Industrial Co., Ltd., No. 678 Dingxiang Road, Binhai Industrial Park, Economic and Technology Development Zone, Wenzhou, Zhejiang, P.R. China 325025.

Jiancong Huang. Mr. Huang is one of the co-founders of our Company and has served as the Chief Executive Officer and Chairman of the Board since the beginning. Mr. Huang has extensive experience in manufacturing industry and held President position in two companies before Zhengkang was founded. He earned his EMBA from Renmin University of China and Engineering Professional Title, and was awarded as Top10 Wenzhou Entrepreneurship and appointed to be the Vice Director of China Construction and Building Standard and Safety Committee. He is also members of National Pipe Standard Committee and National Building Water Supply and Waste Standard Committee. Mr. Huang is an experienced corporate strategist and visionary with decades of experience on corporate management and innovation. He has a systematic ideology on the future of stainless steel pipe in the water and gas supply area. We believe his influence and expertise in the industry will greatly contribute to the growth of company and industry.

Shaochai Yang. Ms. Yang has more than 10 years experience in accounting and financial management. Prior to joining the company, she worked as the CFO at Kaidishi Industrial from 2009 to 2016, a company focuses on developing and manufacturing electrical lock and biometric fingerprint scanner, where she oversaw the day-to-day operations of accounting department. She worked as CFO at Weiduli Valve from 2002 to 2009, a company manufacturing valve and piping products. Through years of career in accounting and management, she has acquired extensive experience in manufacturing industry from her past career in various medium to large enterprises. Ms. Yang received her Bachelor degree in business administration from China Computer Science College with the major in Accounting.

Di Chen. Prior to joining the company at 2017, Mr. Chen served as the Senior Associate at Pacific Seaboard Investment, a corporate advisory firm based in Canada that focuses on guiding clients through IPO, M&A and private placement investments, for two years. His position focuses on leading the team to conduct industry research, due diligence, financial consulting, and preparing regulatory reporting. From 2012 to 2014 he worked as the accounting manager in Azizmalco, a property management company in Canada, where he oversaw the accounting department of Azizmalco’s subsidiaries. He received his Bachelor degree in Commerce from Lakehead University with the major in Accounting. His past experience provided him with a solid understanding of IFRS accounting principles, corporate finance, SEC regulations, company valuation and presentation and investor relationship management.

Guolin Wang. Mr. Wang is one of the co-founders of our Company. Prior to co-founding our subsidiary Wenzhou Zhengfeng in 1999, he was the head of research department in Wenzhou Shuangling Stainless Steel Co., Ltd. Mr. Wang has extensive experience in stainless steel industry and business administration, and is currently in charge of Company’s technical research, production, and exporting. Mr. Wang obtained an EMBA degree from Renmin University of China and is a member of National Building Water Supply and Drainage Committee, as well as that of Wenzhou Building Material Industry Association. Mr. Wang was appointed as a Director for his industry expertise.

Min Ni. Mr Ni is currently serving as the partner of CAN Partners LLP, a public accounting firm with offices in Canada since 2013, and as the director of Bluehill Advisory Ltd., an accounting advisory firm based in China since 2011. His focus of the two positions are to provide auditing and financial services to both private and public companies, and assist companies going public to improve internal control and compliances to meet regulatory requirements. Prior to his current positions, he worked as senior auditor at MNP LLP (formerly MSCM LLP)  from 2008 to 2011 and Duffy & Associates in Toronto from 2006 to 2008, where he focused on financial auditing, internal control assessment, financial consulting and SEC filings review. Mr Ni has extensive experience in both US GAAP and IFRS reporting frameworks, Sarbanes-Oxley compliance, and regulatory compliances. Mr Ni was designated with CA, CPA in Canada and CPA in Illinois, US and he received his Master Degree in Management and Professional Accounting from Toronto University – Rotman Business School. Because of his expertise in US GAAP accounting, the Board believes that Mr. Ni qualifies as a “financial expert” as defined by the SEC rules.

Lie Cao. Mr. Cao currently is the Deputy Secretary General of National Water Supply & Sewerage Standard Committee, a regulatory body setting standard to water supply & sewerage industry, and Director of China Construction Metal Structure Association - Water Supply & Sewerage Division, a national trade association representing the technology and products of Chinese water supply & sewerage industry. Mr. Cao works closely with the government to oversee the water supply and sewerage industry, review and draft industrial technical standard, promote new materials and technology, organize anti-dumping and anti-trust investigation, and organize international communication conferences for the industry. His current and previous positions have provided him with a perspective and understanding on Chinese piping industry, and his management experience offered him a broad leadership and executive experience. We believe Mr. Cao qualifies to be our director because of his industry expertise.

Linge Zhou. Ms. Zhou currently is the General Manager of Zhejiang Bestware, a marketing and consulting company based in Hong Kong since 2016, where she focuses on guiding clients to expand business to international markets, including America and European Union. Prior to her current position, she was the General Manager of 121 E-Commerce, a children’s fashion company, from 2013 to 2016 where she oversees the operations, branding, and supply chain of the company. Ms. Zhou possesses outstanding experience in marketing, business development and operations. We expect her joining to our board will improve our company’s branding and marketing performance and introduce our products to more foreign markets. We believe Ms. Zhou qualifies to be our director because of her experience with business operation.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors, including our Chief Executive Officer Jiancong Huang, Chief Financial Officer Shaochai Yang and Secretary Di Chen. There is no family relationship among any of our directors or executive officers.

Board of Directors

Our board of directors currently consists of 5 directors, a majority of whom are independent as such term is defined by the Nasdaq Capital Market.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Mr. Jiancong Huang currently holds the positions of Chief Executive Officer and Chairman of the Board. These three positions have not been consolidated into one position; Mr. Huang simply holds both positions at this time. We do not have a lead independent director because of the foregoing reason and also because we believe our independent directors are encouraged to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small company in the process of listing on a public exchange; as such we deem it appropriate to be able to benefit from the guidance of Mr. Huang as both our principal executive officer and Chair of the Board. Our board of directors plays a key role in our risk oversight. The board of directors makes all relevant Company decisions. As a smaller company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Corporate Governance

The business and affairs of the company are managed under the direction of our Board. We have conducted Board meetings regularly since inception. Each of our directors has attended all meetings either in person, via telephone conference, or through written consent for special meetings. In addition to the contact information in this annual report, the Board has adopted procedures for communication with the officers and directors as of May 22, 2017. Stockholders will be given specific information on how he/she can direct communications to the officers and directors of the Company at our annual stockholders’ meetings. All communications from stockholders are relayed to the members of the Board.

Board Committees

We have established and adopted charters for five standing committees under the board: the Audit Committee, the Compensation Committee, the Nomination Committee, Governance Committees and Enterprise Risk Oversight Committee. Except for the Enterprise Risk Oversight Committee, each Committee consists of only independent directors of the Company. The Board also adopted charters for i) the Enterprise and Risk Oversight Committee, ii) Risk and Information Security Committee, iii) Social Media Committee, and iv) Regulatory, Compliance & Government Affairs Committee. The charters will be implemented upon formation of each respective committee.

•	Audit Committee: Min Ni (Chair), Linge Zhou, Lei Zhao

•	Compensation Committee: Min Ni (Chair), Linge Zhou, Lei Zhao

•	Nomination Committee: Lei Zhao (Chair), Min Ni, Linge Zhou

•	Governance Committee: Linge Zhou (Chair), Lei Zhao, Min Ni,

•	Enterprise Risk Oversight Committee: Jiancong Huang (Chair), Lei Zhao, Min Ni, Linge Zhou, Guolin Wang

The Board also adopted an insider trading policy that allows insiders to sell securities of the Company pursuant to pre-arranged trading plans.

This insider trading policy was put into place because effective October 23, 2000, the Securities and Exchange Commission (the “SEC”) adopted rules related to insider trading. One of these rules, Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, provides an exemption to the insider trading rules in the form of an affirmative defense. Rule 10b5-1 recognizes the creation of formal programs under which executives and other insiders may sell the securities of publicly traded companies on a regular basis pursuant to written plans that are entered into at a time when the plan participants are not aware of material non-public information and that otherwise comply with the requirements of Rule 10b5-1.

The Board also adopted a written disclosure policy, which applies to all directors, officers and employees of the Company and its wholly owned subsidiaries, to ensure that communications to the investing public about the Company are timely, factual and accurate and are broadly disseminated in accordance with all applicable legal and regulatory requirements.

In addition, the Board adopted a whistleblower procedure that provides the Audit Committee the responsibility to ensure proper procedure of the receipt, retention, and treatment of complaints about the Company’s accounting, internal accounting controls, or auditing matters. The Audit Committee must also provide for confidential, anonymous submission by the Company’s employees of concerns about questionable accounting or auditing matters.

Lastly, the Board adopted a corporate governance policy for its website content, as well as procedures for shareholder’s communication with Directors. With all of the above referenced charters and procedures in place, the Company is committed to corporate governance practices that are compliance with applicable laws, regulations and exchange requirements.

The functions of each committee the Company formed and adopted charters for as of the date of this annual report are described below:

Audit Committee

The Audit Committee shall make such examinations as are necessary to monitor the corporate financial reporting and external audits of the Company and its subsidiaries; to provide to the Board the results of its examinations and recommendations derived therefrom; to outline to the Board improvements made, or to be made, in internal accounting controls; to nominate an independent auditor; and to provide to the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters requiring Board attention.

Compensation Committee

The purpose of the Compensation Committee is to review and make recommendations to the Board regarding all forms of compensation to be provided to the executive officers and directors of the Company, including stock compensation and loans, and all bonus and stock compensation to all employees.

Nomination Committee

The purpose of the Nomination Committee shall be to review and make recommendations to the Board regarding matters concerning corporate governance; review the composition of and evaluate the performance of the Board; recommend persons for election to the Board and evaluate director compensation; review the composition of committees of the Board and recommend persons to be members of such committees; review and maintain compliance of committee membership with applicable regulatory requirements; and review conflicts of interest of members of the Board and corporate officers.

Governance Committee

The Governance Committee shall be responsible for developing Company’s approach to the Board and corporate governance issues; helping to maintain an effective working relationship between the Board and management; exercising, within the limits imposed by the by-laws of the Company, by applicable laws, and by the Board, the powers of the Board for the management and direction of the affairs of the Company during the intervals between meetings of the Board; reviewing and making recommendations to the Board for the appointment of senior executives of the Company and for considering their terms of employment; reviewing succession planning, matters of compensation; recommending awards under the Company’s long term and short term incentive plans; assuming the role of administrator, whether by delegation or by statute, for the corporate-sponsored registered pension plans and the Supplementary Executive Retirement Plan of the Company and its wholly-owned subsidiaries and any future, additional or replacement plans relating to the plans; and monitoring the investment performance of the trust funds for the plans and compliance with applicable legislation and investment policies.

The Governance Committee shall also review any “red flags” or issues that may arise out of the Compensation Committee compensation and award recommendations and report them to the board of directors. The Compensation Committee and Governance Committee, at times, may be collaborative but will not coordinate as the process is intended to be a “checks and balance” approach. It is being set up as an internal control mechanism that would safeguard against fraud and errors due to omission.

Enterprise Risk Oversight Committee

The Enterprise Risk Oversight Committee shall oversee the effectiveness of risk management policies, procedures and practices implemented by management of the Corporation with respect to strategic, operational, environmental, health and safety, human resources, legal and compliance and other risks faced by the Corporation. The committee shall i) review executive management’s assessment of the company’s material risk exposures and the company’s actions to identify, monitor and mitigate such exposures, ii) review executive management’s implementation of systems and controls designed to promote compliance with applicable legal and regulatory requirements, iii) report to the Board on an annual basis with respect to the committee’s review of the company’s material risks and measures in place to mitigate them, and at least annually in respect of the committee’s other activities.

Copy of our committee charters are to be posted on our corporate investor relations website at www.zkinternationalgroup.com prior to our listing on the Nasdaq Capital Market.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. See “Description of Share Capital—Differences in Corporate Law” for additional information on our directors’ fiduciary duties under British Virgin Islands law. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	appointing officers and determining the term of office of the officers;
•	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;
•	exercising the borrowing powers of the company and mortgaging the property of the company;
•	executing checks, promissory notes and other negotiable instruments on behalf of the company; and
•	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Director Compensation

Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive an as-yet undetermined cash fee for serving as directors and may receive option grants from our company. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each board of directors meeting attended.

Terms of Directors and Officers

All directors hold office until the next annual meeting of shareholders at which they would be recommended for re-election by the shareholders and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the board of directors. Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Each of our directors will hold office until the expiration of his or her term as provided in the written agreement with our company, if any, and until his or her successor has been elected or appointed. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the board of directors.

Limitation of Director and Officer Liability

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. British Virgin Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any indemnification provision may be held by the British Virgin Islands courts to be contrary to public policy (for example, a provision for indemnification against civil fraud or the consequences of committing a crime).

Under our memorandum and articles of association, we may indemnify our directors against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our directors. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interests of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful. The decision of our board of directors as to whether such a person acted honestly and in good faith with a view to the best interests of the company and as to whether the person had no reasonable to cause to believe that his or her conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

We may indemnify anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. To be entitled to indemnification, such a person must have acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, must have had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the person acted honestly and in good faith with a view to our best interests and as to whether the person had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a the person did not act honestly and in good faith and with a view to our best interests or that the person had reasonable cause to believe that his or her conduct was unlawful.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers or persons controlling our company under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Code of Business Conduct and Ethics

We have adopted a code of ethics as of the date of this annual report that applies to our principal executive officer, principal financial officer, directors and principal accounting officer as well as our employees. Our standards are in writing and are to be posted on our website at www.zkinternationalgroup.com prior to our listing on the Nasdaq Capital Market. The following is a summation of the key points of the Code of Ethics we adopted:

●	Honest and ethical conduct, including ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

●	Full, fair, accurate, timely, and understandable disclosure reports and documents that a small business issuer files with, or submits to, the Commission and in other public communications made by our Company;

●	Full compliance with applicable government laws, rules and regulations;

●	The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

●	Accountability for adherence to the code.

B. Compensation

Director Compensation

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive such compensation set forth below for serving as directors and may receive stock grants from our company. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended.

Director Compensation—For the fiscal years ended September 30, 2017 and 2016

During the fiscal years ended September 30, 2017 and 2016, no member of our board of directors received compensation in their capacity as directors.

Director Compensation—Non-Employee Directors

On May 10, 2017, we entered into service agreement with our independent directors. We have agreed to pay Lie Cao and Linge Zhou cash compensation of $12,000 per year and our audit committee chairman Min Ni cash compensation of $15,200 per year. The salaries are paid quarterly with payroll dates on February 10, May 10, August 10 and November 10 in each year. For the fiscal year ended September 30, 2016, we did not pay any non-employee directors because we did not have any non-employee directors. For the fiscal year ended September 30, 2017, we did not make payment either as the first payment was deferred to November 2017, which would be accounted during the fiscal year ended September 30, 2018.

Executive Compensation

Effective on May 22, 2017, our compensation committee is responsible to determine the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers’ to our success. Each of the named officers will be measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our compensation committee has adopted a charter for determining the amount of compensation paid to our executive officers. The compensation committee will make an independent evaluation of appropriate compensation to key employees, with input from management and has oversight of executive compensation plans, policies and programs.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the year ended September 30, 2016 and 2017.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Jiancong Huang (1)	2016	76,531	0	0	0	76,531
Chief Executive Officer	2017	73,393	0	0	0	73,393
Shaochai Yang (2)	2016	0	0	0	0	0
Chief Financial Officer	2017	15,853	3,611	0	0	19,464
Di Chen	2016	0	0	0	0	0
Secretary	2017	7,046	3,523	0	0	10,569

(1)	We entered into an indefinite employment agreement with Jiancong Huang on April 15, 2016. Pursuant to the agreement, Mr. Huang has accepted the position of Chief Executive Officer and we have agreed to pay Mr. Huang an annual salary of RMB 500,000 (approximately US$76,531).

(2)	We entered into a three-year employment agreement with Shaochai Yang on February 4, 2017. Pursuant to the agreement, Ms. Yang has accepted the position of Chief Financial Officer and we have agreed to pay Ms. Yang an annual salary of RMB 108,000 (approximately US$15,853) with additional annual bonus and/or allowance of RMB 24,600 (US$3,611).

(3)	We entered into a three-year employment agreement with Di Chen on January 1, 2017. Pursuant to the agreement, Mr. Chen has accepted the position of Secretary and we have agreed to pay Mr. Chen an annual salary of RMB 48,000 (approximately US$7,046) with additional annual bonus and/or allowance of RMB 24,000 (US$3,523).

Employment Agreements

Our employment agreements with our officers generally provide for employment for a specific term (typically approximately three years at a time) and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of any termination of the agreement by our company that results in violation of applicable labor laws, we shall pay the employee all damages incurred from such termination. In the event of a breach or termination causing loss to our company by the employee, the employee shall pay all economic loss we had incurred as a result.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of January 29, 2018 by:

•	Each person who is known by us to beneficially own more than 5% of our outstanding Ordinary Shares;
•	Each of our director, director nominees and named executive officers; and
•	All directors and named executive officers as a group.

The number and percentage of Ordinary Shares beneficially owned are based on 13,217,512 Ordinary Shares issued and outstanding as of January 29, 2018. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of January 29, 2018 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at No. 678 Dingxiang Road, Binhai Industrial Park, Economic & Technology Development Zone, Wenzhou, P.R. China 325020. As of the date hereof, we have 133 shareholders of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership (1)	Percentage Ownership (2)
Directors and Named Executive Officers:
Jiancong Huang, Chief Executive Officer and Chairman (3) (4)	9,000,000	68.09%
Shaochai Yang, Chief Financial Officer	0	0%
Di Chen, Secretary	0	0%
Guolin Wang, Director (4)	1,800,000	13.62%
Min Ni, Director	0	0%
Lie Cao, Director	0	0%
Linge Zhou, Director	0	0%
All directors and executive officers as a group (7 persons)	9,000,000	68.09%

5% Beneficial Owners:
Mingjie Wang (4)	1,800,000	13.62%
Jiandi Wang (4)	900,000	6.81%

(1) Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares. All shares represent only ordinary shares held by shareholders as no options are issued or outstanding.

(2) Calculation based on 13,217,512 Ordinary Shares issued and outstanding as of January 29, 2018.

(3) Mr. Huang individually holds 4,050,000 ordinary shares of the Company. He has been appointed as proxy for shares held by individuals noted in footnote (4).

(4) Individuals who entered into an agreement to vote in concert in ZK International on May 13, 2015. Pursuant to the agreement, which has a term of 20 years from its effective date of May 13, 2015, if the parties are unable to reach a unanimous consent in relation to the matters requiring action in concert, a decision made by more than 50% of the voting rights of the parties will be deemed a decision unanimously passed by all parties and will be binding on all parties.

Related Party Transactions

Net amounts due to related parties consisted of the following as of September 30, 2017 and 2016:

		As of September 30,
Accounts	Name of related parties	2017	2016

Related party payables	Shareholder, HUANG Jian Cong	$7,911,720	$1,662,160
Total due to related parties		$7,911,720	$1,662,160

This represented unsecured, interest free borrowings between the Company and Mr. Huang. As the majority shareholder of the Company, Mr. Huang has made his personal funds available to use for working capital needs. The borrowings are mainly for the company to purchase raw materials for productions.

Interests of experts and counsel

Not applicable for annual reports on Form 20-F.

ITEM 8.	Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to Item 18.

Legal and Administrative Proceedings

Except as set forth below and disclosed elsewhere in the annual report, currently there is no legal proceeding pending or threatened against to which we are a party of. However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise.

During 2010, we entered into two loan agreements with Raozhou Dianli Ltd and Xianjin Cao, and advanced RMB 9 million on the first loan and RMB 1.5 million on the second loan, totaled RMB 10.5 million (approximately USD 1.52 million). The terms of these two loans are both one year. Both borrowers defaulted without making any repayment when the terms expired. We later sued these two parties and, pursuant to the final judgement ruled by Jiangsu High People’s Court, are entitled to a repayment of RMB 10.5 million plus interest with an interest rate that is four times higher than the normal interest rate in the corresponding period. The claim has been secured by real estate assets of Raozhou Dianli Ltd, which has been seized by the Court and has an appraised value of RMB 143.1 million, or about USD 21.5 million as of September 19, 2017, according the recent appraisal report, which is much higher than our claim. We are listed as the first-in-line creditor and the management believes that we will receive repayment of RMB 10.5 million plus the outstanding interest. We recorded the entire RMB 10.5 million as Other Receivable.   As of September 30, 2017 and 2016, the outstanding balance is RMB7.4 million (USD1.1 million) and RMB 7.4 million (USD 1.1 million), respectively.

In the opinion of the management, after consultation with the Company’s legal counsel, the management believes it is probable the balance will be collected as the debtor has real properties worth much more than the debt owed to the Company. There were no legal matters that are likely to have a material adverse effect on the Company’s financial position as of September 30, 2017 and 2016 and the results of operations or cash flows for the years ended September 30, 2017 and 2016.

Dividend Policy

 We have never declared or paid any cash dividends on our common shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the Board of Directors may deem relevant.

Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital.

If we determine to pay dividends on any of our common shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries. Current PRC regulations permit our PRC subsidiaries to pay dividends to ZK Pipe only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Our subsidiaries in China are required to set aside statutory reserves and have done so.

In addition, pursuant to the EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by our PRC subsidiaries are subject to withholding tax at a rate of 10% unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations in China may be used to pay dividends to our company.

B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A. Offer and listing details

Our Common shares have been listed on the Nasdaq Capital Market since September 1, 2017 under the symbol “ZKIN.” The table below shows, for the periods indicated, the high and low market prices for our shares.

	Market Price Per Share
	High	Low
Yearly:
2017 (from September 1, 2017)	$16.00	6.70

2018 (through January 24, 2018)	12.85	8.33

Quarterly:
Third quarter 2017 (from September 1, 2017)	10.50	7.50
Fourth quarter 2017	$16.00	6.70
First quarter 2018 (through January 24, 2018)	12.85	8.33
Monthly:
September 2017	$10.50	7.50
October 2017	$10.23	6.70
November 2017	$8.00	7.00
December 2017	$16.00	7.78
January 2018 (through January 24, 2018)	$12.85	8.33

B. Plan of distribution

Not applicable for annual reports on Form 20-F.

C. Markets

Our Common shares are listed on the Nasdaq Capital Market under the symbol “ZKIN.”

D. Selling shareholders

Not applicable for annual reports on Form 20-F.

E. Dilution

Not applicable for annual reports on Form 20-F.

F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10.	Additional Information

A. Share capital

Not applicable for annual reports on Form 20-F.

B. Memorandum and articles of association

The information required by this item is incorporated by reference to the material headed “Description of Share Capital” in our Registration Statement on Form F-1, File no. 333-218918, as amended and declared effective by the SEC on June 30, 2017.

C. Material contracts

We have not entered into any material contracts other than in the ordinary course of business and otherwise described elsewhere in this annual report.

D. Exchange controls

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans or foreign currency is to be remitted into China under the capital account, such as a capital increase or foreign currency loans to our PRC subsidiaries.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of SAFE Circular 142. Under SAFE Circular 142 and Circular 45, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

We typically do not need to use our offshore foreign currency to fund our PRC operations. In the event we need to do so, we will apply to obtain the relevant approvals of SAFE and other PRC government authorities as necessary.

SAFE Circular 75

Under the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, issued by SAFE on October 21, 2005 and its implementation rules, a PRC resident (whether a natural or legal person) is required to complete an initial registration with its local SAFE branch before incorporating or acquiring control of an offshore special purpose vehicle, or SPV, with assets or equity interests in a PRC company, for the purpose of offshore equity financing. The PRC resident is also required to amend the registration or make a filing upon (1) the injection of any assets or equity interests in an onshore company or undertaking of offshore financing, or (2) the occurrence of a material change that may affect the capital structure of a SPV. SAFE also subsequently issued various guidance and rules regarding the implementation of SAFE Circular 75, which imposed obligations on PRC subsidiaries of offshore companies to coordinate with and supervise any PRC-resident beneficial owners of offshore entities in relation to the SAFE registration process.

Regulation of Dividend Distribution

The principal laws, rules and regulations governing dividend distribution by foreign-invested enterprises in the PRC are the Company Law of the PRC, as amended, the Wholly Foreign-owned Enterprise Law and its implementation regulations and the Equity Joint Venture Law and its implementation regulations. Under these laws, rules and regulations, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. Both PRC domestic companies and wholly-foreign owned PRC enterprises are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of such reserves reaches 50% of their registered capital. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

E. Taxation

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. The Enterprise Income Tax Law (the “EIT Law”), effective as of January 1, 2008, enterprises pay a unified income tax rate of 25% and unified tax deduction standards are applied equally to both domestic-invested enterprises and foreign-invested enterprises. Under the EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will normally be subject to the enterprise income tax at the rate of 25% on its global income. If the PRC tax authorities subsequently determine that we, ZK Pipe or any future non-PRC subsidiary should be classified as a PRC resident enterprise, then such entity’s global income will be subject to PRC income tax at a tax rate of 25%. In addition, under the EIT Law, payments from Zhejiang Zhengkang or Wenzhou Zhengfeng to us may be subject to a withholding tax. The EIT Law currently provides for a withholding tax rate of 20%. If ZK International or ZK Pipe is deemed to be a non-resident enterprise, then it will be subject to a withholding tax at the rate of 20% on any dividends paid by its Chinese subsidiaries to such entity. In practice, the tax authorities typically impose the withholding tax rate of 10% rate, as prescribed in the implementation regulations; however, there can be no guarantee that this practice will continue as more guidance is provided by relevant government authorities. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

According to the Sino-U.S. Tax Treaty which was effective on January 1, 1987 and aimed to avoid double taxation disadvantage, income that is incurred in one nation should be taxed by that nation and exempted from the other nation, but for the dividend that is generated in China and distributed to foreigner in other nations, a rate 10% tax will be charged.

Our company will have to withhold that tax when we are distributing dividends to our foreign investors. If we do not fulfill this duty, we will receive a fine up to five times of the amount we are supposed to pay as tax or other administrative penalties from government. The worst case could be criminal charge of tax evasion to responsible persons. The criminal penalty for this offense depends on the tax amount the offender evaded, and the maximum penalty will be 3-7 years imprisonment plus fine.

PRC Value Added Tax

Pursuant to the Provisional Regulation of China on Value Added Tax and its implementing rules, issued in December 1993, all entities and individuals that are engaged in the businesses of sales of goods, provision of repair and placement services and importation of goods into China are generally subject to a VAT at a rate of 17% (with the exception of certain goods which are subject to a rate of 13%) of the gross sales proceeds received, less any VAT already paid or borne by the taxpayer on the goods or services purchased by it and utilized in the production of goods or provisions of services that have generated the gross sales proceeds.

PRC Business Tax

Companies in China are generally subject to business tax and related surcharges by various local tax authorities at rates ranging from 3% to 20% on revenue generated from providing services and revenue generated from the transfer of intangibles. However, since May 1st of 2016, the Business Tax has been incorporated into Value Added Tax in China, which means there will be no more Business Tax and accordingly some business operations previously taxed in the name of Business Tax will be taxed in the manner of VAT thereafter. In general, this newly implemented policy is intended to relieve many companies from heavy taxes under currently slowing down economy. In the case of ZK International’s Chinese subsidiaries, even though the VAT rate is 17%, with the deductibles the company may get in the business process, it will bear less burden than previous Business Tax.

British Virgin Islands Taxation

Under the BVI Act as currently in effect, a holder of Ordinary Shares who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the Ordinary Shares and a holder of Ordinary Shares is not required to pay any income tax in the British Virgin Islands on gains realized during that year on sale or disposal of such shares. The laws of the British Virgin Islands do not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Act.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands government on companies incorporated or re-registered under the BVI Act. In addition, shares of companies incorporated or re-registered under the BVI Act are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands or between China and the British Virgin Islands.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;
•	financial institutions;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	broker-dealers;
•	traders that elect to mark-to-market;
•	U.S. expatriates;
•	tax-exempt entities;
•	persons liable for alternative minimum tax;
•	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting shares;
•	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as consideration; or
•	persons holding our Ordinary Shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. Federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Tax Treaties

As above mentioned, according to the Sino-U.S. Tax Treaty which was effective on January 1st, 1987 and aimed to avoid double taxation disadvantage, income that is incurred in one nation should be taxed by that nation and exempted from the other nation, but for the dividend that is generated in China and distributed to foreigners in other nations, a rate 10% tax will be charged.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on The Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will be eligible for reduced tax rates of 0% (for individuals in the 10% or 15% tax brackets), 20% (for individuals in the 39.6% tax brackets) or 15% for all other individuals. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending September 30, 2017. Our actual PFIC status for the current taxable year ending September 30, 2017 will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, defined as income from interest, dividends, rents, royalties, gains on property producing foreign personal holding company income and certain other income that does not involve the active conduct of a trade or business; or
•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in from our initial public offering. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the Ordinary Shares.

If we are a PFIC for any taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;
•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of your taxable year over your adjusted basis in such Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including The Nasdaq Capital Market. If the Ordinary Shares are regularly traded on The Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

Under the Hiring Incentives to Restore Employment Act of 2010, certain United States Holders are required to report information relating to Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

G. Statement by experts

Not applicable for annual reports on Form 20-F.

H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

I. Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of financial risks, including market risk (including currency risk, price risk and cash flow and fair value interest rate risk), credit risk and liquidity risk. Our overall risk management program focuses on preservation of capital and the unpredictability of financial markets and has sought to minimize potential adverse effects on our financial performance and position.

Foreign Exchange Risk

While our reporting currency is the U.S. Dollar, our consolidated sales and consolidated costs and expenses occurred within the PRC are denominated in the RMB. Except for such cash provided by our past private placements and initial public offering in the amount of approximately $4,100,000 as of September 30, 2017, all of our assets are denominated in the RMB. As a result, we are exposed to foreign exchange risk as our sales and results of operations may be affected by fluctuations in the exchange rate between the U.S. Dollar and the RMB. If the RMB depreciates against the U.S. Dollar, the value of our RMB sales, earnings and assets as expressed in our U.S. Dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and stockholders' equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of stockholders' equity. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China's political and economic conditions. Since July 2005, the RMB has not been pegged to the U.S. dollar and, although the People's Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar or the Euro in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in RMB exchange rate and lessen intervention in the foreign exchange market. Although the RMB strengthened against the U.S. dollar over the last five years, the RMB’s significant weakening against the U.S. dollar since July 2015 has largely undone such prior increases.

Interest Rate Risk

Our interest rate risk arises from short and long-term borrowings. As of September 30, 2017 and 2016, we had borrowings with variable rates and therefore we were exposed to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk.

As of September 30, 2017 and 2016, we had no long-term interest-bearing assets or long-term interest bearing liabilities.

Credit Risk

Our cash is invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, contracts receivable, accounts receivable and retainage receivables. As of September 30, 2017 and 2016, $7,060,122 and $115,746, respectively, of the Company’s cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. While management believes that these financial institutions are of high credit quality, it also continually monitors their creditworthiness.

Contracts receivable, accounts receivable and retainage receivables are typically unsecured and derived from revenue earned from customers, thereby they are exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material effect on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross profit and selling, general and administrative expenses as a percentage of net sales if the selling prices of our products do not increase with these increased costs.

Item 12.	Description of Securities Other than Equity Securities

With the exception of Items 12.D.3 and 12.D.4, this Item 12 is not applicable for annual reports on Form 20-F. As to Items 12.D.3 and 12.D.4, this Item 12 is not applicable, as the Company does not have any American Depositary Shares.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14.	Material Modifications to the Rights of Securities Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

The information required here is incorporated by reference to the material headed "Description of Share Capital-Common shares" in our Registration Statement on Form F-1, File No. 333-218198, declared effective by the SEC on June 30, 2017.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-218918) in relation to our initial public offering of 1,068,346 of our ordinary shares, at an initial offering price of $5.00 per share, and the issuance to the underwriter in the initial public offering of warrants to purchase 74,784 ordinary shares. Our initial public offering closed in August 2017, for which Boustead Securities LLC. acted as the underwriter.

We received gross proceeds approximately $5.3 million from our initial public offering. As of January 29, 2018, in addition to our expenses relating to our IPO, we have used approximately $2.3 million, a majority of which for the purchase raw materials and production equipment.

Item 15.	Controls and Procedures

(a)	Evaluation of Disclosure Controls and Procedures.

As of September 30, 2017, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2017, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2017. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control:,(i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of September 30, 2017, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

1)	The Company did not maintain adequate segregation of duties related to certain job responsibilities for initiating, authorizing, and recording of certain transactions.

2)	The Company does not have sufficient accounting and finance personnel with U.S.-GAAP experience

As a result, the Company plans to develop remedial actions to strengthen its accounting and financial reporting functions. To strengthen the Company’s internal control over financial reporting, the Company has engaged outside professional consultants that are skilled in Section 404 compliance to assist in the designing, implementing, and testing of the internal control over financial reporting. In addition to the foregoing efforts, the Company expects to implement the following remedial actions during fiscal year 2018:

•	Development and formalization of key accounting and financial reporting policies and procedures;

•	Identification and documentation of key controls by business process;

•	Enhancement of existing disclosures policies and procedures;

•	Formalization of periodic communication between management and the audit committee; and

•	Implementation of policies and procedures intended to enhance management monitoring and oversight by the Audit Committee.

Despite the material weaknesses and deficiencies reported above, our management believes that our consolidated financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented and that this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended September 30, 2017, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 15T.	Controls and Procedures

Not applicable.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

The Company’s board of directors has determined that Min Ni qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market standards. The Company’s board of directors has also determined that members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq Capital Market standards.

Item 16B.	Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Ethics is attached as an exhibit to this annual report. We have also posted a copy of our code of business conduct and ethics on our website at www.zkinternationalgroup.com.

Item 16C.	Principal Accountant Fees and Services

ZH CPA LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended September 30, 2017 and 2016. Audit services provided by ZH CPA LLP for fiscal years ended September 30, 2017 and 2016 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

ZH CPA LLP’s fees for the annual audit of our financial statements for the fiscal years ended September 30, 2016 and 2017 were $210,000 in total.

Audit-Related Fees

The Company has not paid ZH CPA LLP for audit-related services for the fiscal years ended September 30, 2017 and 2016.

Tax Fees

The Company has not paid ZH CPA LLP for tax services for the fiscal years ended September 30, 2017 and 2016.

All Other Fees

The Company has not paid ZH CPA LLP for any other services in fiscal years ended September 30, 2017 and 2016.

Audit Committee Pre-Approval Policies

Before ZH CPA LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by ZH CPA LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2017 that were attributed to work performed by persons other than ZH CPA LLP’s full-time permanent employees was 10%.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended September 30, 2017.

Item 16F.	Change in Registrant’s Certifying Accountant

(1)	Previous Independent Registered Public Accounting Firm

(i)	On November 26, 2017, ZK International Group Co., Ltd. (the “Company”) dismissed its independent registered public accounting firm, Anton & Chia, LLP (“AC”).

(ii)	The report of AC on the financial statements of the Company the fiscal year ended September 30, 2016 and 2015, and the related statements of operations, comprehensive loss, changes in stockholders’ deficiency, and cash flows for the fiscal years ended September 30, 2016 and 2015 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

(iii)	The decision to change the independent registered public accounting firm was recommended and approved by the Audit Committee and Board of Directors of the Company.

(iv)	During the Company’s most recent fiscal year ended September 30, 2016 and through November 26, 2017, the date of dismissal, (a) there were no disagreements with AC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Friedman, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

(2)	New Independent Registered Public Accounting Firm

On November 30, 2017, the Audit Committee and the Board of Directors of the Company appointed ZH CPA LLP (“ZH”) as its new independent registered public accounting firm to audit and review the Company’s financial statements. During the two most recent fiscal years ended September 30, 2016 and September 30, 2015 and any subsequent interim periods through the date hereof prior to the engagement of ZH, neither the Company, nor someone on its behalf, has consulted ZH regarding:

(i)	either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(ii)	any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

Item 16G.	Corporate Governance

The business and affairs of the company are managed under the direction of our Board. We have conducted Board meetings regularly since inception. Each of our directors has attended all meetings either in person, via telephone conference, or through written consent for special meetings. In addition to the contact information in this annual report, the Board has adopted procedures for communication with the officers and directors as of May 22, 2017. Stockholders will be given specific information on how he/she can direct communications to the officers and directors of the Company at our annual stockholders’ meetings. All communications from stockholders are relayed to the members of the Board.

Board Committees

We have established and adopted charters for five standing committees under the board: the Audit Committee, the Compensation Committee, the Nomination Committee, Governance Committees and Enterprise Risk Oversight Committee. Except for the Enterprise Risk Oversight Committee, each Committee consists of only independent directors of the Company. The Board also adopted charters for i) the Enterprise and Risk Oversight Committee, ii) Risk and Information Security Committee, iii) Social Media Committee, and iv) Regulatory, Compliance & Government Affairs Committee. The charters will be implemented upon formation of each respective committee.

•	Audit Committee: Min Ni (Chair), Linge Zhou, Lei Zhao

•	Compensation Committee: Min Ni (Chair), Linge Zhou, Lei Zhao

•	Nomination Committee: Lei Zhao (Chair), Min Ni, Linge Zhou

•	Governance Committee: Linge Zhou (Chair), Lei Zhao, Min Ni,

•	Enterprise Risk Oversight Committee: Jiancong Huang (Chair), Lei Zhao, Min Ni, Linge Zhou, Guolin Wang

The Board also adopted an insider trading policy that allows insiders to sell securities of the Company pursuant to pre-arranged trading plans.

This insider trading policy was put into place because effective October 23, 2000, the Securities and Exchange Commission (the “SEC”) adopted rules related to insider trading. One of these rules, Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, provides an exemption to the insider trading rules in the form of an affirmative defense. Rule 10b5-1 recognizes the creation of formal programs under which executives and other insiders may sell the securities of publicly traded companies on a regular basis pursuant to written plans that are entered into at a time when the plan participants are not aware of material non-public information and that otherwise comply with the requirements of Rule 10b5-1.

The Board also adopted a written disclosure policy, which applies to all directors, officers and employees of the Company and its wholly owned subsidiaries, to ensure that communications to the investing public about the Company are timely, factual and accurate and are broadly disseminated in accordance with all applicable legal and regulatory requirements.

In addition, the Board adopted a whistleblower procedure that provides the Audit Committee the responsibility to ensure proper procedure of the receipt, retention, and treatment of complaints about the Company’s accounting, internal accounting controls, or auditing matters. The Audit Committee must also provide for confidential, anonymous submission by the Company’s employees of concerns about questionable accounting or auditing matters.

Lastly, the Board adopted a corporate governance policy for its website content, as well as procedures for shareholder’s communication with Directors. With all of the above referenced charters and procedures in place, the Company is committed to corporate governance practices that are compliance with applicable laws, regulations and exchange requirements.

The functions of each committee the Company formed and adopted charters for as of the date of this annual report are described below:

Audit Committee

The Audit Committee shall make such examinations as are necessary to monitor the corporate financial reporting and external audits of the Company and its subsidiaries; to provide to the Board the results of its examinations and recommendations derived therefrom; to outline to the Board improvements made, or to be made, in internal accounting controls; to nominate an independent auditor; and to provide to the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters requiring Board attention.

Compensation Committee

The purpose of the Compensation Committee is to review and make recommendations to the Board regarding all forms of compensation to be provided to the executive officers and directors of the Company, including stock compensation and loans, and all bonus and stock compensation to all employees.

Nomination Committee

The purpose of the Nomination Committee shall be to review and make recommendations to the Board regarding matters concerning corporate governance; review the composition of and evaluate the performance of the Board; recommend persons for election to the Board and evaluate director compensation; review the composition of committees of the Board and recommend persons to be members of such committees; review and maintain compliance of committee membership with applicable regulatory requirements; and review conflicts of interest of members of the Board and corporate officers.

Governance Committee

The Governance Committee shall be responsible for developing Company’s approach to the Board and corporate governance issues; helping to maintain an effective working relationship between the Board and management; exercising, within the limits imposed by the by-laws of the Company, by applicable laws, and by the Board, the powers of the Board for the management and direction of the affairs of the Company during the intervals between meetings of the Board; reviewing and making recommendations to the Board for the appointment of senior executives of the Company and for considering their terms of employment; reviewing succession planning, matters of compensation; recommending awards under the Company’s long term and short term incentive plans; assuming the role of administrator, whether by delegation or by statute, for the corporate-sponsored registered pension plans and the Supplementary Executive Retirement Plan of the Company and its wholly-owned subsidiaries and any future, additional or replacement plans relating to the plans; and monitoring the investment performance of the trust funds for the plans and compliance with applicable legislation and investment policies.

The Governance Committee shall also review any “red flags” or issues that may arise out of the Compensation Committee compensation and award recommendations and report them to the board of directors. The Compensation Committee and Governance Committee, at times, may be collaborative but will not coordinate as the process is intended to be a “checks and balance” approach. It is being set up as an internal control mechanism that would safeguard against fraud and errors due to omission.

Enterprise Risk Oversight Committee

The Enterprise Risk Oversight Committee shall oversee the effectiveness of risk management policies, procedures and practices implemented by management of the Corporation with respect to strategic, operational, environmental, health and safety, human resources, legal and compliance and other risks faced by the Corporation. The committee shall i) review executive management’s assessment of the company’s material risk exposures and the company’s actions to identify, monitor and mitigate such exposures, ii) review executive management’s implementation of systems and controls designed to promote compliance with applicable legal and regulatory requirements, iii) report to the Board on an annual basis with respect to the committee’s review of the company’s material risks and measures in place to mitigate them, and at least annually in respect of the committee’s other activities.

Copy of our committee charters are to be posted on our corporate investor relations website at www.zkinternationalgroup.com prior to our listing on the Nasdaq Capital Market.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits

Exhibit No.	Description of Exhibit

1.1(1)	Memorandum and Articles of Association of ZK International Group Co., Ltd

1.2(1)	Amended and Restated Memorandum and Articles of Association of ZK International Group Co., Ltd

2.1(1)	Registrant's form of ordinary share certificate

3.1(1)	Controlling shareholders’ agreement to vote in concert dated May 13, 2015.

4.1(2)	Form of subscription agreement between the Registrant and private placement investors

4.2(3)	Form of subscription agreement between the Registrant and private placement investor

8.1(4)	List of Subsidiaries of the Registrant

11.1 (1)	Code of Business Conduct and Ethics

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

(1)	Incorporated by reference to Form F-1 filed on May 23, 2017

(2)	Incorporated by reference to Form 6-K filed on December 28, 2017

(3)	Incorporated by reference to Form 6-K filed on January 12, 2018

(4)	Incorporated by reference to Form 6-K filed on January 24, 2018

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZK INTERNATIONAL GROUP CO., LTD.

By:	/s/ Jiancong Huang
Name: Jiancong Huang
Title: Chief Executive Officer

Date: January 31, 2018

76

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2017 AND 2016

ZK INTERNATIONAL GROUP CO., LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
ZK International Group Co., Ltd.

We have audited the accompanying consolidated balance sheets of ZK International Group Co., Ltd. and its subsidiaries (collectively the "Company") as of September 30, 2017 and 2016, and the related consolidated statements of operations and comprehensive income, changes in shareholders' equity and cash flows for each of the two years in the period ended September 30, 2017, and related notes (collectively referred to as the “consolidated financial statements”). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2017 and September 30, 2016, and the results of their operations and their cash flows for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ ZH CPA LLP

Vancouver, Canada
January 30, 2018

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of September 30,
	2017	2016
Assets
Current assets
Cash and cash equivalents	$11,278,475	$123,649
Restricted cash	529,837	3,236,482
Accounts receivable, net of allowance for doubtful accounts of $1,817,050 and $1,648,178, respectively	21,261,609	23,843,980
Notes receivable	214,999	89,941
Other receivables	1,514,545	1,625,872
Inventories	10,048,568	6,444,088
Advance to suppliers	9,630,518	3,251,295
Deferred tax assets, current portion	272,557	247,227
Total current assets	54,751,108	38,862,534

Property, plant and equipment, net	5,645,724	5,907,985
Intangible assets, net	463,171	468,148
Other long-term assets	313,066	312,289
TOTAL ASSETS	$61,173,069	$45,550,956

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$717,272	$1,141,803
Accrued expenses and other current liabilities	4,457,170	3,416,613
Accrued payroll and welfare	325,675	375,428
Advance from customers	1,983,713	1,618,216
Related party payables	7,911,720	1,662,160
Short-term bank borrowings	21,335,938	21,793,454
Notes payable	-	3,897,426
Income tax payable	3,074,635	2,066,934
TOTAL LIABILITIES	$39,806,123	$35,972,034

Equity
Common stock, no par value, 50,000,000 shares authorized, 13,068,346 and 9,000,000 shares issued and outstanding, respectively	-	-
Additional paid-in capital	8,382,876	2,800,777
Statutory surplus reserve	1,173,363	579,994
Retained earnings	10,978,891	5,697,984
Accumulated other comprehensive income	681,788	411,239
Total equity attributable to ZK International Group Co., Ltd.	21,216,918	9,489,994
Equity attributable to non-controlling interests	150,028	88,928
Total equity	21,366,946	9,578,922
TOTAL LIABILITIES AND EQUITY	$61,173,069	$45,550,956

The accompanying notes are an integral part of these consolidated financial statements.

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(IN U.S. DOLLARS)

	For the year ended September 30,
	2017	2016
Revenues	$44,951,740	$36,809,094
Cost of sales	(31,843,337)	(25,333,318)
Gross profit	13,108,403	11,475,776

Operating expenses:
Selling and marketing expenses	1,915,127	957,990
General and administrative expenses	1,782,318	1,599,743
Research and development costs	1,331,111	1,302,022
Total operating expenses	5,028,556	3,859,755

Operating Income	8,079,847	7,616,021

Other income (expenses):
Interest expenses	(1,245,385)	(1,417,745)
Interest income	24,459	51,058
Other income, net	69,772	158,797
Total other expenses, net	(1,151,154)	(1,207,890)

Income before income taxes	6,928,693	6,408,131

Income tax provision	(995,005)	(1,105,440)

Net income	$5,933,688	$5,302,691
Net income attributable to non-controlling interests	(59,412)	(53,154)

Net income attributable to ZK International Group Co., Ltd.	5,874,276	$5,249,537

Net income	$5,933,688	$5,302,691

Other comprehensive income (loss):
Foreign currency translation adjustment	272,237	(403,865)

Total comprehensive income	$6,205,925	$4,898,826
Comprehensive loss (income) attributable to non-controlling interests	(61,100)	3,406

Comprehensive income attributable to ZK International Group Co., Ltd.	$6,144,825	$4,902,232

Basic and diluted earnings per share
Basic	$0.56	$0.59
Diluted	0.56	0.59
Weighted average number of shares outstanding
Basic	10,970,000	9,000,000
Diluted	10,973,674	9,000,000

The accompanying notes are an integral part of these consolidated financial statements.

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2017 AND 2016

(IN U.S. DOLLARS)

	Shares	Amount	Additional paid-in capital	Statutory surplus reserve	Retained earnings	Accumulated other comprehensive income (loss)	Non- controlling interests	Total equity

Balance at September 30, 2015	9,000,000	$-	$2,800,777	$-	$1,028,441	$811,698	$24,140	$4,665,056

Capital contributions by non-controlling interest	-	-	-	-	-	-	15,040	15,040
Foreign currency translation loss	-	-	-	-	-	(400,459)	(3,406)	(403,865)
Net income	-	-	-	579,994	4,669,543	-	53,154	5,302,691

Balance at September 30, 2016	9,000,000	-	2,800,777	579,994	5,697,984	411,239	88,928	$9,578,922

Shares issued for cast, net of offering costs	4,068,346	-	5,582,099	-	-	-	-	5,582,099
Foreign currency translation gain	-	-	-	-	-	270,549	1,688	272,237
Net income	-	-	-	593,369	5,280,907	-	59,412	5,933,688
Balance at September 30, 2017	13,068,346	$-	$8,382,876	$1,173,363	$10,978,891	$681,788	$150,028	$21,366,946

The accompanying notes are an integral part of these consolidated financial statements.

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the year ended September 30,
	2017	2016
Cash Flows from Operating Activities:
Net income	$5,933,688	$5,302,691
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation expense	425,696	442,793
Amortization expense	12,705	13,248
Bad debt expense	160,944	691,156
Deferred tax benefits	(24,142)	(103,673)
Changes in operating assets and liabilities:
Accounts receivable	2,419,491	(10,200,868)
Other receivables	411,554	(381,751)
Notes receivable	(121,937)	(76,531)
Inventories	(3,505,158)	(775,275)
Advance to suppliers	(6,153,011)	(805,016)
Accounts payable	(417,453)	796,189
Accrued expenses and other current liabilities	791,312	412,894
Accrued payroll and welfare	(49,512)	50,897
Advance from customers	282,817	1,400,622
Income tax payable	979,288	2,031,515

Net cash provided (used in) operating activities	1,146,282	(1,201,109)

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(155,152)	(123,945)
Purchases of intangible assets	(6,704)	-
Net cash used in investing activities	(161,856)	(123,945)

Cash Flows from Financing activities:
Net proceeds from issuance of shares	5,582,099	-
Capital contributions from non-controlling interest	-	15,306
Net proceeds released from (placed into) restricted cash	2,651,704	(206,633)
Net proceeds (repayments) from short-term bank borrowings	(499,904)	2,148,310
Repayments on notes payable	(3,816,458)	(2,602,037)
Proceeds from related parties	6,051,523	1,485,555
Net cash provided by financing activities	9,968,964	840,501

Effect of exchange rate changes on cash	201,436	(18,589)

Net increase in cash and cash equivalents	11,154,826	(503,142)
Cash and cash equivalents at the beginning of year	123,649	626,791
Cash and cash equivalents at the end of year	$11,278,475	$123,649

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$54,215	$108,825
Cash paid for interest expenses	$1,233,066	$939,914

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

ZK International Group Co., Ltd. (“ZK International” or “the Company”)

ZK International was incorporated on May 13, 2015 in the British Virgin Islands (“BVI”). ZK International is a holding company with no operations. The Company, through its subsidiaries, is a leading company that specializes in manufacturing and sales of stainless steel band, copper strip, welded stainless steel pipes and fittings, pipe fittings, valve, light industry machinery and equipment and other stainless steel products of its trademark “Zhengkang”in People’s Republic of China (“PRC”)

The Company is authorized to issue 50,000,000 ordinary shares, with no par value. 13,068,346 shares were issued and outstanding as of September 30, 2017. The ownership interests described below are based on the shareholders’ portion of the authorized ordinary shares. Upon its founding on May 13, 2015, ZK International was 100% held by CHENG Kai Chun, a nominee shareholder, with no voting interest, and five mainland Chinese beneficial owners, HUANG Jian Cong, WANG Ming Jie, WANG Guo Lin, WANG Jian Di and WANG Yang Ming, (“the five mainland Chinese beneficial owners”) who control 100% of ZK International’s voting interest. On October 12, 2015, 100% of ZK International’s equity interest was transferred to the five mainland Chinese beneficial owners, with HUANG Jian Cong holding 45%, WANG Ming Jie holding 20%, WANG Guo Lin holding 20%, WANG Jian Di holding 10% and WANG Yang Ming holding 5%. The five mainland Chinese beneficial owners entered an agreement on May 13, 2015 to vote their shares in concert in ZK International, covering all the periods presented afterwards.

As of September 30, 2017, 68.9% of ZK International’s equity interest was hold by the five mainland Chinese beneficial owners, with HUANG Jian Cong holding 31.0%, WANG Ming Jie holding 13.8%, WANG Guo Lin holding 13.8%, WANG Jian Di holding 6.9% and WANG Yang Ming holding 3.4%.

ZK Pipe Industry Co., Ltd. (“ZK Pipe”)

ZK Pipe was incorporated on May 28, 2015 in Hong Kong. The registered capital is HKD 1,000,000 which was initially 40% held by ZK International and 60% held by CHENG Kai Chun, a nominee shareholder with no voting interest in ZK Pipe. On August 5, 2015, CHENG Kai Chun transferred all of his equity interest in ZK Pipe to ZK International. After the transfer, ZK International controls 100% of ZK Pipe’s voting interest and ZK Pipe became a wholly owned subsidiary of ZK International. The paid-in capital was zero as of September 30, 2017.

The registered principal activities of ZK Pipe are technical research of metal pipe and fittings, metal take-up valve plumbing and water purifying plant, and imports and exports of goods. ZK Pipe had not commenced operations as of September 30, 2017.

Wenzhou Weijia Pipeline Development Co., Ltd. (“Wenzhou Weijia”)

Wenzhou Weijia was incorporated on June 17, 2015 in Wenzhou and is a wholly owned subsidiary of ZK Pipe. Wenzhou Weijia is a wholly-foreign owned enterprise organized the laws of the People’s Republic of China. The registered capital is USD 20,000,000 and the paid-in capital was zero as of September 30, 2017.

The registered principal activities of Wenzhou Weijia are technical research, technical service and sales of metal pipe and fittings and light industry machinery and equipment, and imports and exports of goods and technology. Wenzhou Weijia had not commenced operations as of September 30, 2017.

Zhejiang Zhengkang Industrial Co., Ltd. (“Zhejiang Zhengkang”)

Zhejiang Zhengkang was incorporated on December 4, 2001 under the laws of the People’s Republic of China. The registered and paid in capital is RMB 20,000,000. Since May 24, 2006, Zhejiang Zhengkang was owned by the five Mainland Chinese beneficial owners, with HUANG Jian Cong holding 45%, WANG Ming Jie holding 20%, WANG Guo Lin holding 20%, WANG Jian Di holding 10% and WANG Yang Ming holding 5%. Also, the five mainland Chinese beneficial owners entered an agreement on January 1, 2013 to vote their shares in concert in Zhejiang Zhengkang. The agreement has been in effect for all financial periods presented. On September 29, 2015, Wenzhou Weijia acquired 99% equity percentage of Zhejiang Zhengkang from the five mainland Chinese beneficial owners. After that, Zhejiang Zhengkang’s equity interest is 99% held by Wenzhou Weijia and 1% held by HUANG Jian Cong.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS - Continued

In July 2016, Zhejiang Zhengkang increased its registered and paid in capital to RMB 30,000,000, with Wenzhou Weijia invested RMB 9,900,000 and HUANG Jian Cong invested RMB 100,000. On September 28, 2017, Zhejiang Zhengkang increased its registered capital to RMB 100,000,000, with no additional investment into the paid-in capital.

The principal activities of Zhejiang Zhengkang are manufacturing and sales of stainless steel band, copper strip, welded stainless steel pipes and fittings, pipe fittings, valve, light industry machinery and equipment and other stainless steel products, and imports and exports of goods and technology.

Wenzhou Zhengfeng Industry and Trade Co., Ltd. (“Wenzhou Zhengfeng”)

Wenzhou Zhengfang was incorporated on December 24, 1999 under the laws of the People’s Republic of China. The registered and paid in capital is RMB 2,880,000. Since January 1, 2013, Wenzhou Zhengfeng’s voting interest was controlled by the five Mainland Chinese beneficial owners through agreement with two nominee shareholders. Also, the five mainland Chinese beneficial owners entered into an agreement on January 1, 2013 to vote their shares in concert in Wenzhou Zhengfeng. The agreement has been in effect since then. On June 8, 2015, 100% of Wenzhou Zhengfeng’s equity interest was transferred from nominee shareholders to the five mainland Chinese beneficial owners, with WANG Ming Jie holding 38.89%, WANG Guo Lin holding 27.78%, HUANG Jian Cong holding 22.57%, WANG Yang Ming holding 5.55% and WANG Jian Di holding 5.21%, respectively. On September 22, 2015, Zhejiang Zhengkang acquired 100% equity of Wenzhou Zhengfeng from the five mainland Chinese beneficial owners. After that, Wenzhou Zhengfeng is a wholly owned subsidiary of Zhejiang Zhengkang.

The principal activities of Wenzhou Zhengfeng are trading of steel strip, which are mainly purchased from Zhejiang Zhengkang.

Reorganization

In or about September 2015, the Company engaged in a corporate reorganization to roll several controlled entities (now referred to as the subsidiaries) into one legal corporation (the Company). The specific transactions related to this reorganization are outlined below. During the years presented in these financial statements, the control of the entities has never changed (always under the control of the five mainland Chinese beneficial owners). Accordingly, the combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retrospectively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. Since all of the subsidiaries were under common control for the entirety of the years ended September 30, 2017 and 2016, the results of these subsidiaries are included in the financial statements for both periods. Non-controlling interests in the subsidiaries are related parties and thus were not adjusted to fair value as a result of the reorganization.

The transactions leading up to and including the reorganization are as follows:

On September 29, 2015, Wenzhou Weijia acquired 99% equity of Zhejiang Zhengkang from the five mainland Chinese beneficial owners. After that, Zhejiang Zhengkang’s equity interest is 99% held by Wenzhou Weijia and 1% held by HUANG Jian Cong as of the year end.

On September 22, 2015, Zhejiang Zhengkang acquired 100% equity of Wenzhou Zhengfeng, after that, Wenzhou Zhengfeng is a wholly owned subsidiary of Zhejiang Zhengkang.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Presentation and Principles of Consolidation

The accompanying consolidated financial statements and related notes have been prepared in accordance with generally accepted accounting principles in the United Stated of America. All inter-company transactions and balances have been eliminated upon consolidation.

Entity Name	Registered Location	Background	Ownership as of the September 30, 2017
ZK International	BVI	• Incorporated on May 13, 2015 • Registered capital of USD 50,000, not paid • A holding company with no operation activities itself for the years then ended	31.0% by HUANG Jian Cong 13.8% by WANG Ming Jie 13.8% by WANG Guo Lin 6.9% by WANG Jian Di 3.4% by WANG Yang Ming

ZK Pipe	Hong Kong	• Incorporated on May 28, 2015 • Registered capital of HKD 1,000,000, not paid • Have not commenced operations	100% by ZK International

Wenzhou Weijia	Wenzhou	• Incorporated on June 17, 2015 • Registered capital of USD 20,000,000, not paid • Have not commenced operations	100% by ZK Pipe

Zhejiang Zhengkang	Wenzhou	• Incorporated on December 4, 2001 • Registered capital of RMB100,000,000, RMB30,000,000 paid • Principally operated in manufacturing and sales of steel strip, steel pipe and fittings	99% by Wenzhou Weijia 1% by HUANG Jian Cong

Wenzhou Zhengfeng	Wenzhou	• Incorporated on December 24, 1999 • Registered capital of RMB 2,880,000, fully paid • Principally operated in trading of steel strip, mainly purchased from Zhejiang Zhengkang	100% by Zhejiang Zhengkang

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES - Continued

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates include, but are not limited to, allowances of trade receivable, inventory valuation, useful life of property, plant and equipment and income taxes related to realization of deferred tax assets and uncertain tax position. Actual results could differ from those estimates.

Foreign Currency Translation

The financial records of the Company’s PRC subsidiaries are maintained in their local currencies which are RMB and ZK Pipe in Hong Kong also use RMB as functional currency. Monetary assets and liabilities denominated in currencies other than their local currencies are translated into local currencies at the rates of exchange in effect at the balance sheet dates. Transactions denominated in currencies other than their local currencies during the year are converted into local currencies at the applicable rates of exchange prevailing when the transactions occur. Transaction gains and losses are recorded in other income/ (expense), net in the statements of operations and comprehensive income.

ZK International maintained its financial record using the United States dollar (“US dollar”) as the functional currency, while the subsidiaries of the Company in Hong Kong and mainland China maintained their financial records using RMB as the functional currencies. The reporting currency of the Company is US dollar. When translating local financial reports of the Company’s subsidiaries into US dollar, assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated at the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statements of operations and comprehensive income.

The relevant exchange rates are listed below:

	For the Fiscal Years Ended September 30
	2017	2016

Period Ended RMB: USD exchange rate	6.6545	6.6711
Period Average RMB: USD exchange rate	6.8126	6.5333

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with maturities of three months or less when purchased.

Restricted Cash

Cash that is restricted as to withdrawal or usage is reported as restricted cash in the consolidated balance sheets and is not included in the beginning or ending balance of cash and cash equivalents in the consolidated statements of cash flows.

Restricted cash of $529,837 and $3,236,482 as of September 30, 2017 and 2016, respectively, consisted of cash and cash equivalents used as collateral to secure note payable and used as guarantee deposit to secure bank acceptance. A note payable is a draft issued by a bank for payments in future, which defers the payment until the due date for redeeming the note. According to the notes payable agreement with the bank, certain percentage of the amount is required to be deposited at the bank as security for the notes payable. Guarantee deposit is the deposit in bank to secure the bank acceptance issued by the bank. As of September 30, 2017 and 2016, no cash is restricted to assure future credit availability.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES - Continued

Accounts Receivable, net

Trade accounts receivable arise from the product sales in the normal course of business. Based on management’s assessment of the customer’s credit history and current relationships with them, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and aging analysis basis. The Company reserves 4% of accounts receivable balances that have been outstanding less than 1 year, reserves 10% of accounts receivable balances that have been outstanding between 1 year and 2 years, reserves 27% of accounts receivable balances that have been outstanding between 2 years and 3 years, and reserves 67% to 100% of receivable balances that have been outstanding more than 3 years.

The allowance for doubtful accounts recognized as of September 30, 2017 and 2016 was $1,817,050 and $1,648,178, respectively.

Inventories

Inventories are stated at the lower of cost or market value. Cost of inventories is calculated using the weighted-average method. In addition to cost of raw materials, work in progress and finished goods include direct labor costs and overhead. The Company periodically assesses the recoverability of all inventories to determine whether adjustments are required to record inventories at the lower of cost or market value. Inventories that the Company determines to be obsolete or in excess of forecasted usage are reduced to its estimated realizable value based on assumptions about future demand and market conditions. If actual demand is lower than the forecasted demand, additional inventory write-downs may be required.

There were no write-downs recognized of inventories as of September 30, 2017 and 2016.

Advance to Suppliers and Advance from Customers

Advance to suppliers refer to advances for purchase of materials or other service agreements, which are applied against trade accounts payable when the materials or services are received. Advance from customers refer to advances received from customers regarding product sales, which are applied against trade accounts receivable when products are sold.

The Company reviews a supplier's credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would recognize expense in the period they are considered unlikely to be collected. There was no such expense recognized during the years ended September 30, 2017 and 2016.

Changes of advances to suppliers for the years ended September 30, 2017 and 2016 are as follow:

Beginning balance	$3,251,295	$2,549,418
Less: products or services received	(31,770,719)	(20,841,688)
Add: payment to suppliers	38,149,942	21,543,565
Ending balance	$9,630,518	$3,251,295

Changes of advances from customers for the years ended September 30, 2017 and 2016 are as follow:

Beginning balance	$1,618,216	$333,476
Less: products or services delivered	(9,261,841)	(4,253,173)
Add: payment from customers	9,627,338	5,537,913
Ending balance	$1,983,713	$1,618,216

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES - Continued

Fair Value of Financial Instruments

For the Company’s financial instruments, including cash and equivalents, restricted cash, accounts receivable, accounts payable, and accrued expenses, the carrying amounts approximate their fair values due to their short maturities.

ASC Topic 820, Fair Value Measurements and Disclosures, requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, Financial Instruments, defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

•	Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

•	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 inputs to the valuation methodology use one or more unobservable inputs which are significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC Topic 480, Distinguishing Liabilities from Equity, and ASC Topic 815, Derivatives and Hedging. As of September 30, 2017 and 2016, the Company did not identify any assets and liabilities required to be presented on the balance sheet at fair value other than cash and cash equivalents.

Property and Equipment, net

Property, plant, and equipment are recorded at cost less accumulated depreciation. Depreciation commences upon placing the asset in usage and is recognized on a straight-line basis over the estimated useful lives of the assets, as follows:

Useful lives
Buildings	40 years
Machinery	8-20 years
Furniture, fixtures, and equipment	3-10 years
Motor vehicles	5-10 years

Upon retirement or disposition, the asset cost and related accumulated depreciation are removed with any gain or loss recognized in the consolidated statements of operations and comprehensive income. Repair and maintenance costs that do not extend the economic life of the underlying assets are expensed as incurred.

Costs incurred in constructing new facilities, including progress payments and other costs related to construction, are capitalized, and transferred to property, plant and equipment on completion, at which time depreciation commences.

Intangible Assets

Intangible assets consist primarily of land use rights and software. Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Useful lives
Land use rights	46 years
Software	5 years

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES – Continued

Impairment of Long-lived Assets

The Company management review the carrying values of long-lived assets whenever events and circumstances, such as a significant decline in the asset’s market value, obsolescence or physical damage affecting the asset, significant adverse changes in the assets use, deterioration in the expected level of the assets performance, cash flows for maintaining the asset are higher than forecast, indicate that the net book value of an asset may not be recovered through expected future cash flows from its use and eventual disposition. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value.

There was no impairment charge recognized for long-lived assets as of September 30, 2017 and 2016.

Value-added Tax

Value-added taxes (“VAT”) collected from customers relating to product sales and remitted to governmental authorities are presented on a net basis. VAT collected from customers is excluded from revenue. The Company is subject to a VAT rate of 17%.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 605, Revenue Recognition, regarding revenue recognition which specifies that revenue is realized or realizable and earned. Sales revenue is recognized when:

1)	Persuasive evidence of an arrangement exists;
2)	Delivery has occurred or services have been rendered (the risks, rewards and ownership of the products are transferred to customers); and
3)	The seller’s price to the buyer is fixed or determinable; and
4)	Collectability is reasonably assured.

Government Grant

Government grants are recognized when received and all the conditions for their receipt have been met.

Government grants as the compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable. During the period ended as of September 30, 2017 and 2016, $87,250 and $138,219, respectively, government grants were recognized as other income for financial support to the Company.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development reimbursements and grants received from government are recorded by the Company as a reduction of research and development costs.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby it calculates deferred tax assets or liabilities for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. There were no tax benefits recorded as of September 30, 2017 and 2016.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES – Continued

Advertising costs

Advertising costs are expensed as incurred in accordance with ASC 720-35 Other Expense-Advertising costs. Advertising costs were $69,535 and $21,715 for years ended September 30, 2017 and 2016, respectively.

Earnings Per Share

Earnings (loss) per share is calculated in accordance with ASC 260 Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of common shares and dilutive common share equivalents. Dilutive common share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive.

Concentration of Risks

Exchange Rate Risks

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the US$ and the RMB. As at September 30, 2017, cash and cash equivalents of $7,107,387 (RMB 47,296,107) is denominated in RMB and $4,171,033 denominated in US$ are held in PRC (September 30, 2016 - $123,649 (RMB 824,870) denominated in RMB).

Currency Convertibility Risks

Substantially all of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents, restricted cash and accounts receivable, the balances of which are stated on the consolidated balance sheets which represent the Company’s maximum exposure. The Company places its cash and cash equivalents and restricted cash in good credit quality financial institutions in Hong Kong and China. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition.

Interest Rate Risks

The Company is subject to interest rate risk. The Company has bank interest bearing loans charged at variable interest rates. And although some bank interest bearing loans are charged at fixed interest rates within the reporting period, the Company is still subject to the risk of adverse changes in the interest rates charged by the banks when these loans are refinanced.

Subsequent Events

The Company’s management reviewed all material events through the date of the consolidated financial statements were issued for subsequent event disclosure consideration.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES – Continued

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers", which contains new accounting literature relating to how and when a company recognizes revenue. Under ASU 2014-09, a company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. In July 2015, the FASB decided to delay the effective date of the new standard by one year; as a result, the new standard will be effective for annual and interim reporting periods beginning after December 15, 2017. Early adoption will be permitted, but no earlier than 2017 for calendar year-end entities.

The standard allows for two transition methods - retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial adoption. The Company evaluates the impact of this new standard and believes there is no impact on its consolidated financial statements.

In July 2015, the FASB issued ASU 2015-11, “Simplifying the Measurement of Inventory”, which requires entities to measure most inventories at the lower of cost and net realizable value, thereby simplifying the current guidance under which an entity must measure inventory at the lower of cost or market. The update is effective for fiscal years beginning after December 15, 2016, and interim periods therein. Early application is permitted. Management is currently evaluating the impact that this guidance will have on the Company's consolidated financial statements, if any.

In November 2015, the FASB issued Accounting Standards Update 2015-17, "Balance Sheet Classification of Deferred Taxes," which is intended to simplify the balance sheet presentation of deferred income taxes. Current accounting principles require an entity to separate deferred income tax liabilities and assets into current and noncurrent amounts in its balance sheet. The amendments require that deferred tax liabilities and assets be classified as noncurrent in its balance sheet. The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Companies may apply the new provisions either retrospectively or on a prospective basis, and early adoption is permitted. We have not yet determined our method of transition. In January 2016, the FASB issued Accounting Standards Update 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities." The amendments require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income, and separate presentation of financial assets and financial liabilities by measurement category and form of financial asset. Additionally, the amendments eliminate the requirement to disclose the methods and significant assumptions used to estimate the fair value of financial instruments. The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Other than an amendment relating to presenting in comprehensive income the portion of the total change in the fair value of a liability resulting from a change in instrument-specific credit risk (if the entity has elected to measure the liability at fair value), early adoption is not permitted. The Company does not anticipate the amendment will have any impact on our financial statements.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”. The new guidance is intended to improve the recognition and measurement of financial instruments. The new guidance makes targeted improvements to existing U.S. GAAP by: (1) Requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. Requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (2) Requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; (3) Eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and. (4) Requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company evaluates the impact of this new standard and believes there is no material impact on its consolidated financial statements.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES – Continued

Recent Accounting Pronouncements - continued

In February 2016, the FASB issued ASU 2016-02,"Leases" to provide a new comprehensive model for lease accounting. Under this guidance, lessees and lessors should apply a "right-of-use" model in accounting for all leases (including subleases) and eliminate the concept of operating leases and off-balance sheet leases. This guidance is effective for annual periods and interim periods within those annual periods beginning after December 15, 2018. Early adoption is permitted. There is no impact on the Company but there could be if the Company enters into leases in the future.

In April 2016, FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The amendments clarify the following two aspects of Topic 606: (a) identifying performance obligations; and (b) the licensing implementation guidance. The amendments do not change the core principle of the guidance in Topic 606. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in Topic 606. Public entities should apply the amendments for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein (i.e., January 1, 2018, for a calendar year entity). Early application for public entities is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company evaluates the impact of this new standard and believes there is no impact on its consolidated financial statements.

In May 2016, FASB issued ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedient. The standard (1) allows an entity to recognize revenue in the amount of consideration received when the entity has transferred control of the goods or services, the entity has stopped transferring goods or services (if applicable) and has no obligation under the contract to transfer additional goods or services, and the consideration received from the customer is nonrefundable; (2) Permits an entity, as an accounting policy election, to exclude amounts collected from customers for all sales (and other similar) taxes from the transaction price. (3) Specifies that the measurement date for noncash consideration is contract inception and clarifies that the variable consideration guidance applies only to variability resulting from reasons other than the form of the consideration (4) clarifies that a completed contract for the purposes of transition is a contract for which all (or substantially all) of the revenue was recognized under legacy U.S. generally accepted accounting principles before the date of initial application. (5)Permits an entity to apply the modified retrospective transition method either to all contracts or only to contracts that are not completed contracts; (6)Clarifies that an entity that retrospectively applies the guidance in the standard to each prior reporting period is not required to disclose the effect of the accounting change for the periods of adoption. But an entity still is required to disclose the effect of the changes on any prior periods retrospectively adjusted. Public business entities, certain not-for-profit entities and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017. All other entities should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2018. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company evaluates the impact of this new standard and believes there is no impact on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016 15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to provide guidance on the presentation and classification of certain cash receipts and cash payments on the statement of cash flows. The guidance specifically addresses cash flow issues with the objective of reducing the diversity in practice. The guidance will be effective for the Company in fiscal year 2018, but early adoption is permitted. The Company evaluates the impact of this new standard and believes there is no impact on its consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-17, Consolidation (Topic 810): Interest Held through Related Parties That Are under Common Control, to provide guidance on the evaluation of whether a reporting entity is the primary beneficiary of a VIE by amending how a reporting entity, that is a single decision maker of a VIE, treats indirect interests in that entity held through related parties that are under common control. The amendments are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. The Company evaluates the impact of this new standard and believes there is no impact on its consolidated financial statements.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES – Continued

Recent Accounting Pronouncements – continued

In November 2016, the FASB issued ASU No. 2016-18, "Statement of Cash Flows: Restricted Cash". The amendments address diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendment is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company evaluates the impact of this new standard and believes there is no material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, "Business Combinations (Topic 805): Clarifying the Definition of a Business". The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. These amendments take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods, and all other entities should apply these amendments for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company does not expect this update will have a material impact on the Company's consolidated financial position, results of operations and cash flows.

In February 2017, the FASB issued ASU No. 2017-05 (“ASU 2017-05”) to provide guidance for recognizing gains and losses from the transfer of nonfinancial assets and in-substance nonfinancial assets in contracts with non-customers, unless other specific guidance applies. The standard requires a company to derecognize nonfinancial assets once it transfers control of a distinct nonfinancial asset or distinct in substance nonfinancial asset. Additionally, when a company transfers its controlling interest in a nonfinancial asset, but retains a noncontrolling ownership interest, the company is required to measure any noncontrolling interest it receives or retains at fair value. The guidance requires companies to recognize a full gain or loss on the transaction. ASU 2017-05 is effective for annual periods beginning after December 15, 2017, including interim periods within that reporting period. The effective date of this guidance coincides with revenue recognition guidance. The Company does not expect this update will have a material impact on the Company's consolidated financial position, results of operations and cash flows.

In May 2017, the Financial Accounting Standards Board (the “FASB”) issued ASU No. 2017-09 (“ASU 2017-09”) to provide guidance to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the changes in terms or conditions. ASU 2017-09 is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted and application is prospective. The Company does not expect this update will have a material impact on the Company's consolidated financial position, results of operations and cash flows.

In September 2017, the FASB has issued ASU No. 2017-13, “Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to the Staff Announcement at the July 20, 2017 EITF Meeting and Rescission of Prior SEC Staff Announcements and Observer Comments.” The amendments in ASU No. 2017-13 amends the early adoption date option for certain companies related to the adoption of ASU No. 2014-09 and ASU No. 2016-02. Entities may still adopt using the public company adoption guidance in the related ASUs, as amended. The effective date is the same as the effective date and transition requirements for the amendments for ASU 2014-09 and ASU 2016-02. The Company evaluates the impact of this new standard and believes there is no impact on its consolidated financial statements.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company's financial position, result of operations or cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of September 30, 2017 and 2016:

	As of September 30,
	2017	2016
Accounts receivable, gross	$23,078,659	$25,492,158
Less: allowance for doubtful accounts	(1,817,050)	(1,648,178)
Accounts receivable, net	$21,261,609	$23,843,980

Bad debt expense recorded by the Company during the years ended September 30, 2017 and 2016 were $ 160,944 and $691,156, respectively.

Changes of allowance for doubtful accounts for the years ended September 30, 2017 and 2016 are as follow:

	As of September 30,
	2017	2016
Beginning balance	$1,648,178	$1,017,717
Add: additional reserve through bad debt expense	168,872	630,461
Ending balance	$1,817,050	$1,648,178

Accounts receivable amounts expected to be collected after one year as of September 30, 2017 and 2016 are as follow:

	As of September 30,
	2017	2016
Accounts receivable, gross	$282,264	$98,511
Total	$282,264	$98,511

NOTE 4 –NOTES RECEIVABLE AND OTHER RECEIVABLES

Notes receivable consisted of bank notes of $214,999 and $89,941 provided by the Company’s customers as of September 30, 2017 and 2016, respectively, these notes are guaranteed by the banks.

Other receivables consisted of mainly the legal claims of $1.1 million and $1.1 million to be collected from the Company’s debtors as of September 30, 2017 and 2016, respectively.

During 2010, the Company entered into two loan agreements with Raozhou Dianli Ltd and Xianjin Cao, and advanced RMB 9 million on the first loan and RMB 1.5 million on the second loan, totaled TMB 10.5 million (approximately USD 1.52 million). The terms of these two loans are both one year. Both borrowers defaulted and didn’t make any repayment when the terms expired. The Company thus sued these two parties and pursuant to the final judgment ruled by Jiangsu High People’s Court, the Company is entitled to a repayment of RMB 10.5 million plus interest with an interest rate that is four times higher than the normal interest rate in the corresponding period. The claim has been covered by real estate assets of Raozhou Dianli Ltd, which have been seized by the Court and has an appraised value of RMB 143.1 million, or about USD 21.5 million as of September 19, 2017, according the recent appraisal report, which is much higher than the Company’s claim. The Company is listed as the first-in-line creditor and the management believes that the repayment of RMB 10.5 million and outstanding interest is reasonably assured. The Company recorded RMB 10.5 million as Other Receivable. As of September 30, 2017 and 2016, the outstanding balance is RMB7.4 million (USD1.1 million) and RMB 7.4 million (USD 1.1 million), respectively.

In the opinion of the management, after consultation with the Company’s legal counsel, the management believes it is assured the balance will be collected as the debtor has real properties seized by the Court worth much more than the debt owed to the Company.

NOTE 5 – INVENTORIES

Inventories as of September 30, 2017 and 2016 consisted of the following:

	As of September 30,
	2017	2016
Raw materials	$1,873,948	$1,689,949
Work-in-process	4,759,561	2,350,568
Finished goods	3,415,059	2,403,571
Total	$10,048,568	$6,444,088

There were no inventory write-downs recognized for the years ended September 30, 2017 and 2016.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following as of September 30, 2017 and 2016:

	As of September 30,
	2017	2016
Buildings	$5,306,286	$5,293,106
Machinery	3,987,090	3,852,205
Furniture, fixtures and equipment	486,588	468,880
Motor vehicles	156,360	130,622
Total property plant and equipment, at cost	9,936,324	9,744,813
Less: accumulated depreciation	(4,290,600)	(3,845,215)
	5,645,724	5,899,598
Construction in progress (“CIP”)	-	8,387
Property, plant and equipment, net	$5,645,724	$5,907,985

Depreciation expense was $425,696 and $442,793 for the years ended September 30, 2017 and 2016, respectively.

As of September 30, 2017 and 2016, the Company pledged buildings and machinery to secure banking facilities granted to the Company. The carrying values of the pledged buildings to secure bank borrowings by the Company are shown in Note 11.

NOTE 7 – INTANGIBLE ASSETS

	As of September 30,
	2017	2016
Land use rights, cost	$598,293	$596,807
Software, cost	5,780	-
Less: accumulated amortization	(140,902)	(128,659)
Intangible assets, net	$463,171	$468,148

The land use right represents the Company's land use rights in Wenzhou's plant, which had been pledged to secure the Company’s banking facilities granted to the Company as of September 30, 2017 and 2016. The carrying values of the pledged land use rights to secure bank borrowings by the Company are shown in Note 11.

Amortization expense was $12,705 and $13,248 for the years ended September 30, 2017 and 2016, respectively.

The estimated amortization expenses for each of the five succeeding fiscal years since the year ended September 30, 2017 are as follows:

Years ending September 30,	2018	2019	2020	2021	2022	Thereafter
Estimated amortization expenses	$14,162	$14,162	$14,162	$14,162	$14,162	$392,361

NOTE 8 – LONG-TERM INVESTMENT

The Company made an investment in Wenzhou Longlian Development Co., Ltd. ("Longlian") in 2011 by RMB 2,083,300 with equity percentage of 2.0833%. The principal activities of Longlian are property and infrastructure construction. As of September 30, 2017 and 2016, the Company carried this investment at its cost in the amount of $ 313,066 and $312,289, respectively.

NOTE 9 – RELATED PARTY TRANSACTIONS

Net amounts due to related parties consisted of the following as of September 30, 2017 and 2016:

		As of September 30,
Accounts	Name of related parties	2017	2016

Related party payables	Shareholder, HUANG Jian Cong	$7,911,720	$1,662,160
Total due to related parties		$7,911,720	$1,662,160

This represented unsecured, due on demand and interest free borrowings between the Company and the shareholders, which have no due date. For the years end September 30, 2017 and 2016, the Company borrowed $6,051,523 and $1,485,555 from its shareholder, HUANG Jian Cong, for working capital needs.

NOTE 10 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following as of September 30, 2017 and 2016:

	As of September 30,
	2017	2016
VAT payable	$3,742,952	$3,096,782
Other tax payables	74,665	54,330
Other	639,553	265,501
Total	$4,457,170	$3,416,613

Other current liabilities contain primarily deposits for bidding from suppliers to the Company.

NOTE 11 – SHORT-TERM BANK BORROWINGS

Short-term bank borrowings consisted of the following at September 30, 2017:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank - Longwan Branch	5,580,000	838,530	1/13/2017	1/12/2018	5.44%
Agricultural Bank - Longwan Branch	8,700,000	1,307,385	1/18/2017	1/17/2018	5.66%
Agricultural Bank - Longwan Branch	5,750,000	864,076	8/17/2017	8/16/2018	5.44%
Agricultural Bank - Longwan Branch	4,300,000	646,179	8/14/2017	8/13/2018	5.44%
Agricultural Bank - Longwan Branch	6,000,000	901,646	9/22/2017	9/21/2018	5.65%
Agricultural Bank - Longwan Branch	6,190,000	930,198	12/16/2016	12/11/2017	4.79%
Agricultural Bank - Longwan Branch	10,000,000	1,502,743	1/10/2017	1/9/2018	4.79%
Minsheng Bank	4,350,000	653,693	6/30/2017	6/30/2018	5.44%
Minsheng Bank	3,250,000	488,391	6/30/2017	6/30/2018	5.44%
Xingye Bank	6,500,000	976,783	9/4/2017	12/4/2017	6.50%*
Zhejiang Commerce Bank	6,000,000	901,646	7/27/2017	4/20/2018	7.50%
Zhejiang Commerce Bank	1,500,000	225,411	7/28/2017	4/20/2018	7.50%
Bank of China - Longwan Branch	8,550,000	1,284,845	4/10/2017	3/29/2018	4.79%
Xingye Bank	6,500,000	976,783	9/5/2017	12/20/2017	6.50%*
Zhejiang Commerce Bank	10,500,000	1,577,880	7/28/2017	4/20/2018	7.50%
Pingan Bank	7,960,000	1,196,183	9/27/2017	9/25/2018	6.09%*
China Merchants Bank	5,400,000	811,481	12/20/2016	12/11/2017	5.44%
China Merchants Bank	5,990,000	900,143	12/20/2016	12/11/2017	5.44%
China Merchants Bank	5,000,000	751,371	12/20/2016	12/11/2017	5.44%
China Merchants Bank	410,000	61,612	12/22/2016	12/11/2017	5.52%
Bank of China - Longwan Branch	1,490,000	223,909	4/10/2017	3/29/2018	4.79%
Bank of China - Longwan Branch	2,760,000	414,757	4/10/2017	3/29/2018	4.79%
Xingye Bank	5,000,000	751,371	9/6/2017	12/14/2017	6.50%*
Bank of Communications	3,000,000	450,823	5/10/2017	11/13/2017	7.60%
Bank of Communications	3,000,000	450,823	4/18/2017	11/13/2017	7.12%
Bank of Communications	3,000,000	450,823	4/14/2017	11/13/2017	6.30%
Bank of Communications	3,000,000	450,823	4/19/2017	11/13/2017	7.60%
Bank of Communications	2,300,000	345,630	5/11/2017	11/13/2017	7.60%
Total	141,980,000	21,335,938

* These short-term borrowings were subject to variable interest rates, which are determined by the issuing banks with prime rate plus 1.79 - 2.2% on monthly or quarterly basis. The variable interest rates quoted in the table above were effective for the period ended September 30, 2017.

NOTE 11 – SHORT-TERM BANK BORROWINGS – Continued

Short-term bank borrowings consisted of the following at September 30, 2016:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank - Longwan Branch	6,240,000	935,382	12/16/2015	12/11/2016	5.66%
Agricultural Bank - Longwan Branch	2,500,000	374,752	3/17/2016	3/16/2017	4.57%
Agricultural Bank - Longwan Branch	7,000,000	1,049,307	4/7/2016	3/26/2017	4.12%
Agricultural Bank - Longwan Branch	2,210,000	331,281	4/12/2016	4/11/2017	4.51%
Agricultural Bank - Longwan Branch	4,000,000	599,604	6/2/2016	5/26/2017	4.65%
Agricultural Bank - Longwan Branch	2,040,000	305,798	6/13/2016	6/11/2017	4.65%
Agricultural Bank - Longwan Branch	2,700,000	404,733	6/16/2016	6/11/2017	4.65%
Agricultural Bank - Longwan Branch	5,750,000	861,931	8/26/2016	8/16/2017	5.22%
Agricultural Bank - Longwan Branch	4,300,000	644,574	9/9/2016	7/26/2017	5.06%
Agricultural Bank - Longwan Branch	6,000,000	899,406	9/22/2016	9/21/2017	5.00%
Bank of China - Longwan Branch	13,000,000	1,948,713	8/26/2016	4/8/2017	4.79%
CMBC-10802	7,600,000	1,139,248	5/25/2016	11/22/2016	5.44%
CMBC-10802	5,400,000	809,465	6/15/2016	11/22/2016	5.66%
CMBC-10802	5,000,000	749,505	6/17/2016	11/22/2016	5.66%
Zhejiang Commerce Bank	2,000,000	299,802	2/5/2016	2/4/2017	6.00%
Zhejiang Commerce Bank	1,500,000	224,851	2/5/2016	2/4/2017	6.00%
Zhejiang Commerce Bank	1,500,000	224,851	2/6/2016	2/5/2017	6.00%
Zhejiang Commerce Bank	5,000,000	749,505	3/2/2016	3/1/2017	6.00%
Zhejiang Commerce Bank	5,000,000	749,505	3/7/2016	3/6/2017	6.00%
Zhejiang Commerce Bank	5,000,000	749,505	3/9/2016	3/8/2017	6.00%
Industrial Bank	6,481,268	971,549	9/25/2015	9/23/2016*	7.00%
Industrial Bank	6,500,000	974,356	9/25/2015	9/25/2016*	7.00%
Minsheng Bank	5,000,000	749,505	3/8/2016	10/19/2016	6.70%
Minsheng Bank	3,500,000	524,653	4/16/2016	4/11/2017	5.00%
Minsheng Bank	5,400,000	809,465	4/8/2016	4/8/2017	5.00%
Pingan Bank	8,000,000	1,199,210	3/3/2016	3/3/2017	5.22%
Agricultural Bank	1,964,381	294,463	12/31/2015	9/11/2016*	5.79%
Bank of Communications	5,000,000	749,505	5/20/2016	5/20/2017	6.53%
Bank of Communications	5,000,000	749,505	5/23/2016	5/23/2017	7.60%
Bank of Communications	4,800,000	719,525	5/24/2016	5/24/2017	7.60%
Total	145,385,649	21,793,454

* The Company paid off these short-term bank borrowings in October 2016.

The Company’s short-term bank borrowings are pledged by its assets as listed below, and guaranteed by two third-party companies, Wenzhou Ruifeng Industrial Co., Ltd. and Wenzhou Wuxing Copper Co. Ltd. ("Wuxing"), HUANG Jian Cong, WANG Jian Di, WANG Guo Lin, WANG Min Jie, WANG Yang Ming, ZHANG Sai Pin (HUANG Jian Cong's wife), ZHEN Bao Le (Wuxing's director) and LIN Yu Lian (ZHEN Bao Le's wife).

The carrying values of the Company's pledged assets to secure short-term borrowings by the Company are as follows:

	As of September 30,
	2017	2016
Buildings, net	$3,611,529	$3,987,929
Land use rights, net	457,391	504,119
Machinery, net	281,355	325,566
Total	$4,350,275	$4,817,614

NOTE 12 – NOTES PAYABLE

There was no notes payable as of September 30, 2017. Notes payable as of September 30, 2016 consisted of the following bank notes payable:

As of September 30, 2016
Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Nature
Agricultural Bank - Longwan Branch	4,000,000	599,604	6/21/2016	12/21/2016	Bank Acceptance Bill
Agricultural Bank - Longwan Branch	7,000,000	1,049,307	8/4/2016	2/4/2017	Bank Acceptance Bill
Foshan Ruigangda Trading Co., Ltd	5,000,000	749,505	7/12/2016	1/10/2017	Bank Acceptance Bill
Foshan Ruigangda Trading Co., Ltd	5,000,000	749,505	8/9/2016	2/29/2017	Bank Acceptance Bill
Zhejiang Zhengkang Industrial Co., Ltd.	5,000,000	749,505	9/28/2016	3/27/2017	Letter of Credit
Total	26,000,000	3,897,426

NOTE 13 – COMMITMENT AND CONTINGENCIES

The Company, from time to time, may be a party to claims and legal proceedings generally incidental to its business. As of September 30, 2017, Company has no material purchase commitments, significant leases and unused letter of credit.

The Company has one pending legal claim against a third party as of September 30, 2017. See Note 4 for disclosure related to the claim with Raozhou Dianli Ltd. There were no other legal matters that are likely to have a material adverse effect on the Company’s financial position as of September 30, 2017 and 2016 and the results of operations or cash flows for the years ended September 30, 2017 and 2016.

NOTE 14 – UNCERTAIN TAX POSITION

In the normal course of its business, our Company, including in particular Zhejiang Zhengkang and Wenzhou Zhengfeng, may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due. Although the Company’s management believes the Company has paid all accrued for all taxes owed by the Company, from time to time, in order for our Company to stay competitive in the market, we may need to accept unfavorable contract terms from our clients, including the accrue of account receivables for the delivery of our products until the completion of a certain construction project and without recognizing the revenue in the interim. PRC taxing authorities may also take the position that the Company owes more taxes than it has paid based on transactions conducted by ZK Pipe, which may be deemed a resident enterprise, thereby resulting in taxable liability for Zhejiang Zhengkang.

In addition, the Company recorded a potential tax liability of $6,817,587 and $5,163,716 for the years ended September 30, 2017 and 2016, respectively, and for the possible underpayment of income and other taxes, not include potential interests or penalties. It is possible that the tax liability of the Company for past taxes may be higher than those amounts. The Company’s management believes it has sufficient cash on hand to adequately meet any tax liability for the underpayment of income and business taxes. Additionally, the Company’s management believes it may be able to negotiate with local PRC taxing authorities a reduction to any amounts that such authorities may believe are due and a reduction to any interest or penalties thereon. We have no guarantee that we will be able to negotiate such a reduction. To the extent our Company is able to negotiate such amounts, national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes, interest and penalties in amounts greatly exceeding management’s estimates.

NOTE 14 – UNCERTAIN TAX POSITION – Continued

The Company has accrued tax liabilities of $6,817,587 million as of September 30, 2017, mostly related to its unpaid income tax and business tax, both of which are governed by local tax authority. The total amount of unpaid tax liabilities was accrued based on the calculation using the current prevailing tax rates without including potential interest and penalties because the Company’s management believes that it is unlikely that the interest and penalties would apply in the end if the Company negotiates with the local tax authority to pay all or part of the unpaid tax liabilities. The Company has had unofficial discussions with the local tax authority and the management believes that it is highly possible that the Company will reach an agreement with the local tax authority to result in a settlement of tax liability with a much less amount than the amount currently accrued. The Company has been negotiating with the local tax authority on the settlement continuously. Once the settlement is reached, any interest or penalties associated with those unpaid tax liabilities will most likely be waived or reduced. The management believes that it is very difficult to determine how much interest or penalties will eventually be, or if any of those will be assessed at all. Those potential interests or penalty liabilities are contingent upon the outcome of tax settlement and the management estimates if using current interest and penalty rate stipulated by the tax authority.

NOTE 15 – CUSTOMER AND SUPPLIER CONCENTRATION

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

The Company sold a substantial portion of products to one customer (14.9%) in 2017 and the Company has no significant customer concentration in fiscal 2016. As of September 30, 2017, the amount due from this customer included in accounts receivable was $3,459,882. The loss of the significant customer or the failure to attract the new customers could have a material adverse effect on our business, results of operations and financial condition for the Company.

In 2017, the Company purchased a substantial portion of materials from three third-party vendors (63.5%). As of September 30, 2017, the net amount due to the vendors (accounts payable - advance to vendors) was $9,139,161. The Company purchased a substantial portion of materials from three third-party vendors (67.2%) in 2016. As of September 30, 2016, the net amount due to the vendors (accounts payable - advance to vendors) was $654,014. The Company believes there are numerous other suppliers that could be substituted should the supplier become unavailable or non-competitive.

NOTE 16 – STOCKHOLDERS’ EQUITY

On October 12, 2015, 100% of ZK International’s equity was transferred from ZHENG Jia Jun to the five Mainland Chinese beneficial owners, with HUANG Jian Cong holding 45%, WANG Ming Jie holding 20%, WANG Guo Lin holding 20%, WANG Jian Di holding 10% and WANG Yang Ming holding 5%.

On May 25, 2016, Zhejiang Zhengkang's Board of Directors resolved to increase Zhejiang Zhengkang's registered capital by RMB 10,000,000, from RMB 20,000,000 to RMB 30,000,000, and contribution by Wenzhou Weijia of RMB 9,900,000 and by HUANG Jian Cong of RMB 100,000, respectively. After this capital increase, there was no change on Zhejiang Zhengkang's shareholders’ investment proportion. Zhejiang Zhengkang received RMB 9,900,000 capital injection from Wenzhou Weijia on June 21, 2016 and received RMB 100,000 capital injection from HUANG Jian Cong on June 28, 2016. HUANG Jian Cong on June 28, 2016 became a 1% non-controlling interest holder. Zhejiang Zhengkang has received its revised business license on August 1, 2016.

Recapitalization

On December 19, 2016, the Board of Directors of the Company approved i) decrease of par value of the ordinary shares from $1 to no par value, (the “Par Value Change”); ii) a 180 for 1 forward stock split whereby every authorized, issued and outstanding ordinary shares was exchanged for 180 new ordinary shares (the “Stock Split”) and iii) increase of authorized shares from 9,000,000 to 50,000,000 ordinary shares (the “Shares Increase”, collectively with Par Value Change and Stock Split referred as the “Recapitalization”). As of March 20, 2017, the Recapitalization was complete and effectuated.

NOTE 16 – STOCKHOLDERS’ EQUITY – Continued

Shares Issuances

In December 2016, the Company completed a Regulation S private placement offering pursuant to which the Company received $300,000 from four investors to fund the Company’s operations. The Company issued 1,500,000 ordinary shares at $0.20 per share to these individuals. Boustead Securities, LLC (“Boustead”) served as the placement agent, to whom the Company paid $21,000, representing 7% of the gross proceeds, in placement fee on the funds raised.

In March 2017, the Company completed a Regulation S private placement offering pursuant to which the Company received $1,000,000 from two investors to fund the Company’s operations. The Company issued 1,000,000 ordinary shares at $1.00 per share to these investors. Boustead served as the placement agent, to whom the Company paid $70,000, representing 7% of the gross proceeds, in placement fee on the funds raised.

In May 2017, the Company completed a Regulation S private placement offering and a Regulation D private placement offering pursuant to which the Company received an aggregate of $1,000,000 from six investors to fund the Company’s operations. The Company issued 500,000 ordinary shares at $2.00 per share to these individuals or entities. Boustead served as the placement agent, to whom the Company paid $70,000, representing 7% of the gross proceeds, in placement fee on the funds raised.

On September 1, 2017, the Company completed its initial public offering (“IPO”) of 1,068,346 shares of its common stock at a public offering price of $5.00 per share. The gross proceeds from the offering were approximately $5.3 million before deducting placement agents' commissions and other offering expenses, resulting in net proceeds of approximately $3.4 million. In connection with the offering, the Company's common stock began trading on the NASDAQ Capital Market beginning on September 1, 2017 under the symbol "ZKIN".

Public Offering Warrants

In connection with the IPO on September 1, 2017, the Company issued warrants equal to seven percent (7%) of the shares issued, totaling 74,784 units to the placement agents (the “warrants”). The warrants carry a term of five years, and shall not be exercisable for a period of six months from the closing of the IPO and shall be exercisable at $5 per share. Management determined that these warrants are equity instruments because the warrants are both a) indexed to its own stock; and b) classified in stockholders' equity. The warrants were recorded at their fair value on the date of grant as a component of stockholders’ equity. As of September 30, 2017, the total number of warrants outstanding was 74,784 with weighted average remaining life of 5 years. No warrants were exercisable as of September 30, 2017.

The fair value of this Warrants was $438,234. The fair value has been estimated using the Binomial Options pricing model with the following weighted-average assumptions: risk free rate of 2%; expected term of 5 years; exercise price of the warrants of $5; volatility of 67.4%; number of tree step of 10; and expected future dividends of nil.

NOTE 16 – STOCKHOLDERS’ EQUITY – Continued

Statutory surplus reserves

Pursuant to Chinese Company law applicable to foreign investment companies, the Company’s PRC subsidiaries are required to maintain statutory surplus reserves. The statutory surplus reserves are to be appropriated from net income after taxes, and should be at least 10% of the after tax net income determined in accordance with accounting principles and relevant financial regulations applicable to PRC enterprises (“PRC GAAP”). The Company has an option of not appropriating the statutory surplus reserve after the statutory surplus reserve is equal to 50% of the subsidiary’s registered capital. Statutory surplus reserves are recorded as a component of shareholders’ equity. The statutory surplus reserve as of September 30, 2017 is $1,173,363.

ZK International has not commenced operation since inception. No appropriation to the statutory surplus reserves..

ZK Pipe has not commenced operation since inception. No appropriation to the statutory surplus reserves.

Wenzhou Weijia has not commenced operation since inception. No appropriation to the statutory surplus.

Zhejiang Zhengkang appropriated $593,369 to the statutory surplus reserves for the year ended September 30, 2017. For the year ended September 30, 2016, statutory surplus reserves appropriated was $579,994.

Wenzhou Zhengfeng recorded no revenue for the year ended September 30, 2017 and a net loss for the year ended September 30, 2016 according to PRC GAAP, so no appropriation to the statutory surplus reserves and staff welfare and bonus fund was made.

Dividends declared by the Company’s PRC subsidiaries are based on the distributable profits as reported in their statutory financial statements reported in accordance with PRC GAAP, which differ from the results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP. The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its PRC subsidiaries. As of September 30, 2017, the Company has no dividend payable.

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company, and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. Amounts restricted include the PRC subsidiaries’ paid-in capital and statutory surplus reserves of the Company’s PRC subsidiaries totaling $3,974,140 as of September 30, 2017 and $3,380,771 as of September 30, 2016.

Non-controlling interests

Non-controlling interests represent the interest of non-controlling shareholders in Zhejiang Zhengkang based on their proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. On September 29, 2015, Wenzhou Weijia acquired 99% equity percentage of Zhejiang Zhengkang from 5 individual shareholders: HUANG Jian Cong, WANG Ming Jie, WANG Guo Lin, WANG Jian Di and WANG Yang Ming. After that, Zhejiang Zhengkang’s equity interest is 99% held by Wenzhou Weijia and 1% held by HUANG Jian Cong as of the year end. The non-controlling interest in Zhejiang Zhengkang was 1% as of September 30, 2017 and 2016.

NOTE 17 – SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products. Based on management’s assessment, the Company has determined that it has one operating segment as defined by ASC 280.

For the years ended September 30, 2017 and 2016, revenue and assets within PRC contributed over 90% of the Company’s total revenue and assets.

NOTE 18 – INCOME TAXES

	For the year ended September 30,
	2017	2016
Provision for income tax for the period	$1,030,858	$1,200,010
Income tax benefit	(35,853)	(94,570)
Total	$995,005	$1,105,440

	As of September 30,
	2017	2016
Deferred tax assets:
Bad debt allowance recorded for accounts receivable	$272,557	$247, 227
Total	$272,557	$247, 227

Income taxes for the years ended September 30, 2017 and 2016 are attributed to the Company’s continuing operations in China and consisted of:

	For the year ended September 30,
	2017	2016
Current	$1,019,147	$1,209,114
Deferred	(24,142)	(103,674)
Total	$995,005	$1,105,440

Per the consolidated statements of operations and comprehensive income, the income tax expenses for the Company can be reconciled to the income before income taxes for the years ended September 30, 2016 and 2015 as follows:

	For the year ended September 30,
	2017	2016
Income before taxes excluded the amounts of loss incurring entities	$7,178,353	$6,656,140
PRC EIT tax rates	15%	15%
Tax at the PRC EIT tax rates	1,076,753	998,421
Tax effect of 50% R&D expenses deduction	(99,833)	97,652
Tax effect of deferred tax recognized	(24,142)	(103,673)
Tax effect of non-deductible expenses	42,227	113,040
Income tax expenses	$995,005	$1,105,440

NOTE 18 – INCOME TAXES – Continued

Under the Law of the People's Republic of China on Enterprise Income Tax ("New EIT Law"), which was effective from January 1, 2008, both domestically- owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%.

Zhejiang Zhengkang was entitled High and New Technology Enterprise ("HNTE") and enjoyed preferential tax rate of 15% for a three-year validity period from April 16, 2009. And the HNTE certificate was renewed on October 29, 2012 and September 17, 2015, both with a three-year validity period respectively. Thus, Zhejiang Zhengkang is eligible for a 15% preferential tax rate from April 16, 2009 to September 16, 2018.

ZK International is not subject to income taxes under the current laws of BVI. ZK Pipe was registered in Hong Kong and is subject to corporate income tax at 16.5% if revenue is generated in Hong Kong. Wenzhou Zhengfeng and Wenzhou Weijia were both registered in the PRC and have applicable EIT rate of 25%.

NOTE 19 – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

ZK International Group Co., Ltd.

Balance Sheets

	As of September 30,
	2017	2016
ASSETS
Cash and cash equivalent	$55	$-
Due from related parties	-	50,000
Investment in ZK Pipe	5,581,999	-
Total assets	$5,582,054	$50,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
	$-	$-
Total liabilities	-	-

STOCKHOLDERS’ EQUITY
Common stock, $0.001 par value, 50,000,000 shares authorized, 13,068,346 and 9,000,000 shares issued and outstanding, respectively	$-	$-
Additional paid-in capital	5,582,099	50,000
Accumulated deficits	(45)	-
Total stockholders' equity	5,582,054	50,000

Total liabilities and stockholders’ equity	$5,582,054	$50,000

NOTE 19 – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY – Continued

ZK International Group Co., Ltd.

Statements of Operations and Comprehensive income

	For the year ended September 30,
	2017	2016
Operating expenses:
General and administrative expenses	$45	$-

Total operating expenses	45	-

Net loss and comprehensive loss	$(45)	$-

Net loss per common share – basic and diluted	$-	$-

Weighted average number of common shares outstanding – basic	10,970,000	9,000,000
Weighted average number of common shares outstanding – diluted	10,973,674	9,000,000

ZK International Group Co., Ltd.

Statements of Cash Flows

	For the year ended September 30,
	2017	2016
Cash flows used in operating activities
Net loss	$(45)	$-
Net cash used in operating activities	(45)	-

Cash flows provided by financing activities
Cash received from Share Issuances	5,582,099	-
Net cash provided by financing activities	5,582,099	-

Cash flows used in financing activities
Cash invested to ZK Pipe	(5,581,999)
Net cash used in financing activities	(5,581,999)	-

Increase in cash and cash equivalents	55	-
Cash and cash equivalents, beginning of year	-	-

Cash and cash equivalents, end of year	$55	$-

Supplemental Cash Flows Information:
Income tax paid	$-	$-
Interest paid	$-	$-

Non-cash investing and financing activities:
Shares issued to founders	$-	$-

NOTE 19 – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY – Continued

(a) Basis of presentation

The condensed financial information of ZK International Group Co., Ltd, has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted by reference to the consolidated financial statements.

Each of the Company’s PRC subsidiaries has restrictions on its ability to pay dividends to the Company under PRC laws and regulations. The subsidiaries did not pay any dividends to the Company for the years presented.

(b) Investment in ZK Pipe

In 2017, ZK Pipe was advanced $5,581,999, for operating expenses incurred by the Company. These advances have been eliminated in consolidation.

(c) Stockholders’ Equity

On October 12, 2015, 100% of ZK International’s equity, 9,000,000 shares were transferred from ZHENG Jia Jun to five Mainland Chinese beneficial owners, with HUANG Jian Cong holding 45%, WANG Ming Jie holding 20%, WANG Guo Lin holding 20%, WANG Jian Di holding 10% and WANG Yang Ming holding 5%. The Company recorded related party receivables of $50,000 from these individuals in 2015.

As of September 30, 2017, 68.9% of ZK International’s equity interest was hold by the five mainland Chinese beneficial owners, with HUANG Jian Cong holding 31.0%, WANG Ming Jie holding 13.8%, WANG Guo Lin holding 13.8%, WANG Jian Di holding 6.9% and WANG Yang Ming holding 3.4%.

Recapitalization

On December 19, 2016, the Board of Directors of the Company approved i) decrease of par value of the ordinary shares from $1 to no par value,; ii) a 180 for 1 forward stock split whereby every authorized, issued and outstanding ordinary shares was exchanged for 180 new ordinary shares and iii) increase of authorized shares from 9,000,000 to 50,000,000 ordinary shares. As of March 20, 2017, the Recapitalization was complete and effectuated.

Shares Issuances

In December 2016, the Company completed a Regulation S private placement offering pursuant to which the Company received $300,000 from four investors to fund the Company’s operations. The Company issued 1,500,000 ordinary shares at $0.20 per share to these individuals. Boustead served as the placement agent, to whom the Company paid $21,000, representing 7% of the gross proceeds, in placement fee on the funds raised.

In March 2017, the Company completed a Regulation S private placement offering pursuant to which the Company received $1,000,000 from two investors to fund the Company’s operations. The Company issued 1,000,000 ordinary shares at $1.00 per share to these investors. Boustead served as the placement agent, to whom the Company paid $70,000, representing 7% of the gross proceeds, in placement fee on the funds raised.

In May 2017, the Company completed a Regulation S private placement offering and a Regulation D private placement offering pursuant to which the Company received an aggregate of $1,000,000 from six investors to fund the Company’s operations. The Company issued 500,000 ordinary shares at $2.00 per share to these individuals or entities. Boustead served as the placement agent, to whom the Company paid $70,000, representing 7% of the gross proceeds, in placement fee on the funds raised.

On September 1, 2017, the Company completed its IPO of 1,068,346 shares of its common stock at a public offering price of $5.00 per share. The gross proceeds from the offering were approximately $5.3 million before deducting placement agents' commissions and other offering expenses, resulting in net proceeds of approximately $3.4 million. In connection with the offering, the Company's common stock began trading on the NASDAQ Capital Market beginning on September 1, 2017 under the symbol "ZKIN".

NOTE 20 – SUBSEQUENT EVENTS

On December 28, 2017, the Company completed a Regulation S private placement offering pursuant to which the Company received an aggregate of $520,000 from two investors to fund the Company’s operations. The Company issued 86,666 ordinary shares at a purchase price of $6.00 per share to these investors .There was no offering cost related to the funds raised.

On January 9, 2018, the Company completed a Regulation S private placement offering pursuant to which the Company received an aggregate of $500,000 or 34.123 BitCoin from one investor to fund the Company’s operations. The Company issued 62,500 ordinary shares at a purchase price of $8.00 per share to the investor. There was no placement fee on the funds raised.

On January 18, 2018, the Company incorporated a new wholly-owned subsidiary, XSigma Corporation, under the laws of BVI. The registered capital of XSigma Corporation was $50,000 and not paid. The registered principal activities of XSigma Corporation are investment in technology. XSigma Corporation has not commenced operations.

These audited consolidated financial statements were approved by management and available for issuance on January 30, 2018, and have evaluated subsequent events through this date.

