Form 20-F/A
period 2017-09-30
ZK International Group Co., Ltd.
filed 2018-06-19
CIK 1687451

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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

☐ Yes    ☐ No

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends the annual report on Form 20-F of ZK International Group Co., Ltd., (“ZK International”) for the fiscal year ended September 30, 2017, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on January 31, 2018 (the “Form 20-F”). This Form 20-F/A is being filed to include selected financial data for fiscal year ended September 30, 2015 and consolidated financial statements in the Form 20-F are amended by this Form 20-F/A to include consolidated financial statements for income and comprehensive income, changes in shareholders’ equity, and cash flows for the fiscal year ended September 30, 2015 in accordance with Item 17(a) of Form 20-F, and by reference to Item 8(a) of Form 10-K, and Articles 3-02(a) and 3-04 of Regulation S-X. No changes are made to the selected financial data and consolidated financial statements for income and comprehensive income, changes in shareholders’ equity, and cash flows for the fiscal years ended September 30, 2016 and 2017.

The Form 20-F, as amended by this Form 20-F/A, speaks as of the original filing date of the Form 20-F, is not intended to reflect events that may have occurred subsequent to the original filing date of the Form 20-F.

Conventions Used in this Annual Report

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only, “we,” “us,” “our company,” “Company,” “our” and “ZK” refer to:

•	ZK International Group Co., Ltd., a British Virgin Islands company limited by ordinary shares (“ZK International” when individually referenced);

•	XSigma Corporation, a British Virgin Islands company limited by ordinary shares (“XSigma” when individually referenced);

•	ZK Pipe Industry Co., Ltd., a Hong Kong limited company (“ZK Pipe” when individually referenced), which is a wholly-owned subsidiary of ZK International;

•	Wenzhou Weijia Pipeline Development Co., Ltd. (“Wenzhou Weijia”) (also referred to as 温州维佳管道发展有限公司 in China), a PRC company, which is a wholly-owned subsidiary of ZK Pipe;

•	Zhejiang Zhengkang Industrial Co., Ltd. (“Zhejiang Zhengkang”) (also referred to as 浙江正康实业股份有限公司 in China), a PRC company, 99% of which is held by Wenzhou Weijia; and

•	Wenzhou Zhengfeng Industry and Trade Co., Ltd. (“Wenzhou Zhengfeng”) (also referred to as 温州正丰工贸有限公司 in China), a PRC company, which is a wholly-owned subsidiary of Zhejiang Zhengkang.

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. The exchange rates in effect as of September 30, 2017, 2016 and 2015 were US $1.00 for RMB 6.6545, RMB 6.6711 and RMB 6.3668, respectively. The average exchange rates for the years ended September 30, 2017, 2016 and 2015 were US $1.00 for RMB 6.8126, RMB 6.5333 and RMB 6.1746 respectively. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the three years ended September 30, 2017, 2016 and 2015 and the selected consolidated balance sheets data as of September 30, 2017, 2016 and 2015 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

(All amounts in thousands of U.S. dollars, except Dividend per share in Renminbi and Shares outstanding)

Statement of operations data:

	Year ended September 30,
	2017	2016	2015
Revenue	44,951,740	36,809,094	34,985,571
Cost of Revenue	(31,843,337)	(25,333,318)	(24,813,206)
Gross Profit	13,108,403	11,475,776	10,172,365
General and administrative expenses	1,782,318	1,599,743	1,046,652
Research and development expenses	1,331,111	1,302,022	928,826
Selling and marketing costs	1,915,127	957,990	591,344
income from operations	8,079,847	7,616,021	7,605,543
Interest expense	(1,245,385)	(1,417,745)	(1,912,866)
Interest income	24,459	51,058	132,747
Other income, net	69,772	158,797	135,374
Income before income taxes	6,928,693	6,408,131	5,960,798
Income taxes	(995,005)	(1,105,440)	(952,117)
Net income	5,933,688	5,302,691	5,008,681
Foreign currency translation (loss)	272,237	(403,865)	(142,842)
Comprehensive income	6,205,925	4,898,826	4,865,839

Balance sheet data:

	As of September 30,
	2017	2016	2015
Current assets	54,751,108	38,862,534	29,352,729
Total assets	61,173,069	45,550,956	36,701,630
Current liabilities	39,806,123	35,972,034	32,036,574
Total liabilities	39,806,123	35,972,034	32,036,574
Total shareholders' equity	21,366,946	9,578,922	4,665,056
Shares outstanding	13,068,346	9,000,000	9,000,000

Exchange Rate Information

Our financial information is presented in U.S. dollars. Our functional currency for ZK International, and XSigma is U.S. dollars, and functional currency for ZK Pipe, Wenzhou Weijia, Zhejiang Zhengkang and Wenzhou Zhengfeng is Renminbi (“RMB”). Transactions which are denominated in currencies other than functional currency are converted into functional currency at the exchange rate at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than functional currency are included in statements of operations as foreign currency transaction gains or losses. Our financial statements have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”, which was subsequently codified within ASC 830, “Foreign Currency Matters”. For those entities which use RMB as its functional currency, the financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders’ equity.

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

We recorded a tax liability of $6,817,587, $5,163,716 and $3,251,430 for the fiscal years ended September 30, 2017, 2016 and 2015, respectively. It is possible that the tax liability of the Company for past taxes may be higher than those amounts. We believe that we have sufficient cash on hand to adequately meet any tax liability for the underpayment of income and business taxes. Additionally, we believe that we may be able to negotiate with local PRC taxing authorities a reduction to any amounts that such authorities may believe are due and a reduction to any interest or penalties thereon. We have no guarantee that we will be able to negotiate such a reduction. To the extent we can negotiate such amounts, national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes, interest and penalties in amounts greatly exceeding management’s estimates.

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

Any decline in the availability or increase in the cost of raw materials could materially affect our earnings.

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

We have in the past recorded negative cash flows from our operating activities, largely due to the increases in accounts receivable from customers, including $1,201,109 and $2,780,259 outflow during the fiscal year ended September 30, 2016 and 2015, respectively. While our operating activities provided $1,146,282 in net cash during the fiscal year ended September 30, 2017, we cannot assure you that we will be able to do in the future. In addition, some of our accounts receivable have carried balance for more than 3 years. While we are actively collecting the remaining balance of these accounts receivable, we cannot assure you that we will be able to do so. If we continue experiencing an increase in accounts receivable without substantial collection of them, the weak liquidity could have a material adverse effect on our financial performance.”

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

We consider our major customers in each period to be those customers that accounted for more than 10% of overall revenues in such period. There’s one significant customer during the fiscal year ended September 30, 2017, which accounted for 14.9% of total sales. We did not have such customer during the fiscal year ended September 30, 2016. We had one customer accounting for 15.3% of total sales during the fiscal year ended September 30, 2015. It is common practice for us rely to on individual orders from such customers without any long-term contracts. Therefore, there can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. As the majority of our revenues are driven by individual orders for construction products, our major customers often change each period based on when a given order is placed. If we cannot maintain long-term relationships with major customers or replace major customers from period to period with equivalent customers, the loss of such sales could have an adverse effect on our business, financial condition and results of operations.

The loss of any of our key vendors could have a materially adverse effect on our results of operations.

We consider our major vendors in each period to be those vendors that accounted for more than 10% of overall purchases in such period. We have three such vendors during fiscal years ended September 30, 2017, who are Foshan Ruigangda Trading Co., Ltd, Wanzhouhong Steel Co., Ltd., and Foshan Oufo Metal Materials Co., Ltd., accounting for approximately 25.5%, 15.2% and 22.9% of overall purchases respectively. We purchase raw materials on the market at prevailing market prices. We believe that we can locate replacement vendors readily on the market for prevailing prices and that we would not have significant difficulty replacing a given vendor, any difficulty in replacing such a vendor could adversely affect our company’s performance to the extent it results in higher prices, slower supply chain and ultimately less desirable results of operations.

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

Our growth strategy includes building our brand, increasing market penetration of our existing products, developing new products, increasing our targeting of the pharmaceutical market in China, and increasing our exports. Pursuing these strategies has resulted in and will continue to result in substantial demands on management resources. In particular, the management of our growth will require, among other things:

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

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive (loss)/income.” For the years ended September 30, 2017, 2016 and 2015, we had adjustment gain of $272,237, adjustment loss of $403,865 and adjustment loss of $142,842 respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

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

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our Ordinary Shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our stock price may be more volatile.

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

Corporate Structure

Below is a chart illustrating our current corporate structure:

ZK International Group Co., Ltd (“ZK International”) was incorporated on May 13, 2015 under the laws of the British Virgin Islands (“BVI”). Under its memorandum of association, ZK International is authorized to issue 50,000,000 ordinary shares of a single class and no par value. All of the issued and outstanding ordinary shares in ZK International were originally held by Kai Chun Cheng, a citizen of Hong Kong SAR. On July 29, 2015, Mr. Cheng entered into equity interest transfer agreements with Jiancong Huang, Mingjie Wang, Guolin Wang, Jiandi Wang and Yangming Wang and subsequently transferred to the five individuals 45%, 20%, 20%, 10% and 5%, respectively, of the ordinary shares in ZK International on October 12, 2015.

XSigma Corporation (“XSigma”) was incorporated on January 18, 2018 under the laws of the British Virgin Islands. The registered capital is USD 50,000, with 100% of the equity interest held by ZK International, making XSigma a wholly-owned subsidiary of ZK International. The registered principal activity of XSigma is investment in technology.

ZK Pipe Industry Co., Ltd. (“ZK Pipe”) was incorporated on May 28, 2015 under the laws of Hong Kong SAR. The registered capital is HKD 1,000,000, with 40% of the equity interest held by ZK International and 60% held by Kai Chun Cheng initially. On August 5, 2015, Mr. Cheng transferred all of his equity in ZK Pipe to ZK International, making ZK Pipe a wholly-owned subsidiary of ZK International. The registered principal activities of ZK Pipe including technical research of metal pipe and fittings, metal take-up valve plumbing and water purifying plant, as well as importing and exporting of goods.

Wenzhou Weijia Pipeline Development Co., Ltd. (“Wenzhou Weijia”) was incorporated on June 17, 2015 in Wenzhou under the laws of the People’s Republic of China. A wholly-owned subsidiary of ZK Pipe and a wholly foreign-owned entity under the PRC laws, Wenzhou Weijia’s registered capital is USD 20,000,000 and the registered principal activities of Wenzhou Weijia include (i) technical research, (ii) technical service and sales of metal pipe and fittings, (iii) technical service and sales of light industry machinery and (iv) equipment imports and exports of goods and technology.

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

Wenzhou Zhengfeng Industry and Trade Co., Ltd. or formerly known as Wenzhou Zhengfeng Steel Strip Co., Ltd. (“Wenzhou Zhengfeng”) was incorporated on December 24, 1999 under the laws of the People’s Republic of China. Wenzhou Zhengfeng’s registered and paid in capital is RMB 2,880,000. Through equity transfers, Wenzhou Zhengfeng is a wholly-owned subsidiary of Zhejiang Zhengkang and its principal activity is trading of steel strip that are mainly purchased from Zhejiang Zhengkang.

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

We find that primarily sold through distributors, our products are mostly embraced by two categories of end users: those within the water transmission industry and those within the gas transmission. Our clients scatter in diverse industries including, but not limited to, water treatment, real estate development, hospitality, hospital, gas supply, and school. We consider our major customers in each period to be those customers that accounted for more than 10% of overall revenues in such period. There was one significant customer during the fiscal year ended September 30, 2017, which accounted for 14.9% of total sales. We did not have such customer during the fiscal year ended September 30, 2016. We have one significant customer accounting for 15% of total sales during the fiscal year ended September 30, 2015.

Suppliers

We consider our major vendors in each period to be those vendors that accounted for more than 10% of overall purchases in such period. We have three such vendors during fiscal years ended September 30, 2017, who are Foshan Ruigangda Trading Co., Ltd, Wanzhouhong Steel Co., Ltd., and Foshan Oufo Metal Materials Co., Ltd., accounting for approximately 25.5%, 15.2%, 22.9% of overall purchases respectively. We have three such vendors during fiscal years ended September 30, 2016, who are Foshan Ruigangda Trading Co., Ltd, Wanzhouhong Steel Co., Ltd., and Foshan Oufo Metal Materials Co., Ltd., accounting for approximately 36%, 16%, 15% of overall purchases respectively.  We have four such vendors during fiscal years ended September 30, 2015, who are Foshan Ruigangda Trading Co., Ltd, Foshan Oufo Metal Materials Co., Ltd., Sichuan Xinan Stainless Steel Co., Ltd. and Foshan Yaohua Stainless Steel Co., Ltd. accounting for approximately 24%, 19%, 11% and 10% of overall purchases respectively.  We purchase from a variety of suppliers and believe these raw materials are widely available. If we were unable to purchase from our primary suppliers, we do not expect we would face difficulties in locating another supplier at substantially the same price. We have secure and efficient access to all the raw materials necessary for the production of our products. We believe our relationships with the suppliers of these raw materials are strong. While the prices of such raw materials may vary greatly from time to time, we believe we could hedge such risk by adjusting our price or absorb the higher cost at times if necessary.

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

The following table presents an overview of our results of operations for the years ended September 30, 2017, 2016 and 2015:

(Amounts expressed in U.S. dollars)

	For the year ended September 30,
	2017	2016	2015
Revenues	$44,951,740	$36,809,094	$34,985,571
Cost of sales	(31,843,337)	(25,333,318)	(24,813,206)
Gross profit	13,108,403	11,475,776	10,172,365

Operating expenses:
Selling and marketing expenses	1,915,127	957,990	591,344
General and administrative expenses	1,782,318	1,599,743	1,046,652
Research and development costs	1,331,111	1,302,022	928,826
Total operating expenses	5,028,556	3,859,755	2,566,822
Operating Income	8,079,847	7,616,021	7,605,543

Other income (expenses):
Interest expenses	(1,245,385)	(1,417,745)	(1,912,866)
Interest income	24,459	51,058	132,747
Other income (expenses), net	69,772	158,797	135,374
Total other expenses, net	(1,151,154)	(1,207,890)	(1,644,745)

Income before income taxes	6,928,693	6,408,131	5,960,798

Income tax provision	(995,005)	(1,105,440)	(952,117)

Net income	$5,933,688	$5,302,691	$5,008,681
Net income attributable to non-controlling interests	(59,412)	(53,154)	-

Net income attributable to ZK International Group Co., Ltd.	5,874,276	$5,249,537	$5,008,681

Net income	$5,933,688	$5,302,691	$5,008,681

Other comprehensive loss:
Foreign currency translation adjustment	272,237	(403,865)	(142,842)

Total comprehensive income	$6,205,925	$4,898,826	$4,865,839

Revenue

We generated revenue of $44,951,740 for the fiscal year ended September 30, 2017, as compared to $36,809,094 for the fiscal year ended September 30, 2016. The increase in revenue is primarily due to our company getting more market share of this industry and more government projects to replace the underground pipes and to improve local water supply systems.

We generated $36,809,094 in revenue for the fiscal year ended September 30, 2016, as compared to $34,985,571 for the fiscal year ended September 30, 2015. The increase in revenue is primarily due to our customers getting more government projects to replace the underground pipes and to improve local sewer systems.

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

Total cost of revenue was $25,333,318 for the fiscal year ended September 30, 2016, compared to $24,813,206 for the fiscal year ended September 30, 2015. Total cost of revenue as a percentage of revenue decreased by 2.10% to 68.82% for the fiscal year ended September 30, 2016 compared to 70.92% for the fiscal year ended September 30, 2015. The decrease is primarily due to the improvement of our manufacturing technique which lowered our defect rate and thus decreased the cost of the production.

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

We incurred $957,990 in selling and marketing expenses for the fiscal year ended September 30, 2016, compared to $591,344 for the fiscal year ended September 30, 2015. Selling and marketing expenses increased by $366,646, or 62%, during the fiscal year ended September 30, 2016 compared to the fiscal year ended September 30, 2015. This increase was primarily due to increases in advertisement expenses and compensation for the additional sales personnel we hired during the year.

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

We incurred $1,599,743 in general and administrative expenses for the fiscal year ended September 30, 2016, compared to $1,046,652 for the fiscal year ended September 30, 2015. General and administrative expenses increased by $553,091, or 52.84%, for the fiscal year ended September 30, 2016 compared to the fiscal year ended September 30, 2015. The increase was primarily due to the increase in administrative expenses relating to the increase in sales volume, plus increased auditing and consulting fees related to the IPO.

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

We incurred $1,302,022 in research and development expenses for the fiscal year ended September 30, 2016, compared to $928,826 for the fiscal year ended September 30, 2015. R&D expenses increased by $373,196, or 40.18%, for the fiscal year ended September 30, 2016 compared to the fiscal year ended September 30, 2015. The increase was primarily due to the hiring of additional R&D staff and the expenses relating to the materials and equipment we use to conduct our research for our new products.

Income from operations

As a result of the factors described above, operating income was $8,079,847 for the fiscal year ended September 30, 2017, compared to operating income of $7,616,021 for the fiscal year ended September 30, 2016, an increase of operating income of $463,826, or approximately 6.09%.

As a result of the factors described above, operating income was $7,616,021 for the fiscal year ended September 30, 2016, compared to operating income of $7,605,543 for the fiscal year ended September 30, 2015, an increase of operating income of $10,478, or approximately 0.14%.

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

Our interest income and expenses were $51,058 and $1,417,745, respectively, for the fiscal year ended September 30, 2016, compared to interest income and expenses of $132,747 and $1,912,866, respectively, for the fiscal year ended September 30, 2015. We also had other income of $158,797 for the fiscal year ended September 30, 2016 compared to other income of $135,374 for the fiscal year ended September 30, 2015.

Income Tax

We incurred income tax expense of $995,005 for the fiscal year ended September 30, 2017, compared to $1,105,440 for the fiscal year ended September 30, 2016. The decrease is primarily attributable to the taxation adjustments related to R&D expenses made according to PRC Tax Law, which results from approximately $0.2 million tax deduction.

We incurred income tax expense of $1,105,440 for the fiscal year ended September 30, 2016, compared to $952,117 for the fiscal year ended September 30, 2015. The increase is primary attributable to the increase of total income for fiscal year ended September 30, 2016.

Net Income

As a result of the factors described above, our net income for the fiscal year ended September 30, 2017 was $5,933,688, compared to net profit of $5,302,691 for the fiscal year ended September 30, 2016, an increase in profit of $630,997. Our net income for the fiscal year ended September 30, 2016 was $5,302,691, compared to net profit of $5,008,681 for the fiscal year ended September 30, 2015, an increase in profit of $294,070.

Foreign currency translation

Our consolidated financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiaries is RMB. Results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period and equity is translated at historical exchange rates. Translation adjustments resulting from the process of translating the financial statements denominated in RMB into U.S. dollars are included in determining comprehensive income. Our foreign currency translation gain for the fiscal year ended September 30, 2017 was $272,237, compared to a foreign currency loss of $403,865 for the fiscal year ended September 30, 2016, an increase of $676,102. The increase is primarily due to the appreciation of RMB against the U.S. dollars. Our foreign currency translation loss for the fiscal year ended September 30, 2016 was $403,865, compared to a foreign currency loss of $142,842 for the fiscal year ended September 30, 2015, an increase of $261,023. The increase is primarily due to the appreciation of RMB against the U.S. dollars.

B.	Liquidity and Capital Resources

As of September 30, 2017, 2016 and 2015 we had cash and cash equivalents of $11,278,475, $123,649, and $626,791 respectively. The significant increase of cash between fiscal years ended September 30, 2017 and 2016 is primarily contributed by our financing activities, including private placement and IPO. We believe that our current cash, cash to be generated from our operations and access to capital market will be sufficient to meet our working capital needs for at least the next twelve months. However, we do not have any amounts committed to be provided by our related party. We are also not dependent upon future financing to meet our liquidity needs for the next twelve months. However, we plan to expand our business to implement our growth strategies in the water supply market and strengthen our position in the marketplace. To do so, we may need more capital through equity financing to increase our production and meet market demands.

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

Cash Flow Summary

		Years ended September 30,
	2017	2016	2015
Net cash provided by (used in) operating activities	$1,146,282	$(1,201,109)	$(2,780,259)
Net cash provided by (used in) investing activities	(161,856)	(123,945)	(289,956)
Net cash provided by (used in) financing activities	9,968,964	840,501	2,741,934
Effect of exchange rate changes on cash	201,436	(18,589)	(22,383)
Net increase (decrease) in cash	$11,154,826	$(503,142)	$(350,664)
Cash at beginning of period	123,649	626,791	977,455
Cash at end of period	$11,278,475	$123,649	$626,791

Operating Activities:

Net cash provided by operating activities for the year ended September 30, 2017 was approximately $1.1 million, which was primarily attributable to a net profit approximately $5.9 million, adjusted for non-cash items for approximately $0.58 million and adjustments for changes in working capital approximately $5.4 million. The adjustments for changes in working capital mainly included:

(i)	Decrease in accounts receivable of approximately $2.4 million – our accounts receivable decreased significantly due to receivable collection from completed projects. For the fiscal year ended September 30, 2017, we had an overall sales outstanding of 183 days compared with 194 days in 2016. Since fiscal year ended September 30, 2015, we supplied products for construction companies that carry public utility projects, such as municipal water and gas supply pipeline and the typical payment term with those customers is 6 months. These construction projects are typically funded by the local governments. Our customers usually get small progress payments throughout the construction period and a larger payment until the inspection is done and when the projects are completed. When our customers request for payment extension, we carefully review the background of the projects and the status of each construction project. We only grant payment extension to our customers when they have healthy financial standings, have no records of delinquent payments and can demonstrate their ability to continuing making the payments. Our management team believes that the risk of writing off the accounts receivable is low because of the involvement of local municipalities.

(ii)	Increase in inventories of approximately $3.5 million – we have more inventories in stock because: 1) we believe the cost of the raw materials will increase so we purchased more to stock up, and 2) we expect we will receive more orders from our customers so we stocked more materials. For the fiscal year ended September 30, 2017, we had an inventory turnover ratio of 3.86 times compared with 4.09 times in fiscal year ended September 30, 2016. The decrease in inventory turnover ratio is mainly due to our increased inventory in stock to hedge raw material price fluctuation and shorten delivery lead time. ;

(iii)	Increase in advances to suppliers of approximately $0.81 million – Because of the increase of our order for materials, our suppliers required us making more deposits;

(iv)	Decrease in accounts payables of approximately $0.42 million, primarily because of the increase of our advance to suppliers which is applied against trade accounts payable;

(v)	Increase in advance from customers of approximately $0.28 million – because of additional orders from our customers, we required more deposits from the customers;

(vi)	Increase in income tax payable of approximately $0.98 million – due to higher taxable income in fiscal year ended September 30, 2017 compared to fiscal year ended September 30, 2016.

Net cash used in operating activities for the year ended September 30, 2016 was approximately $1.2 million, which was primarily attributable to a net profit approximately $5.3 million, adjusted for non-cash items for approximately $1.15 million and adjustments for changes in working capital approximately $7.65 million. The adjustments for changes in working capital mainly included:

(i)	Increase in accounts receivable of approximately $10.2 million – our accounts receivable increased significantly due to: 1) increase in credit sales in 2016 compared to in 2015, and 2) it took longer for our customers to make payments. For the fiscal year ended September 30, 2016, we had an overall sales outstanding of 193 days compared with 109 days in 2015. Since fiscal year ended September 30, 2015, we supplied products for construction companies that carry public utility projects, such as municipal water and gas supply pipeline and the typical payment term with those customers is 6 months. These construction projects are typically funded by the local governments. Our customers usually get small progress payments throughout the construction period and a larger payment until the inspection is done and when the projects are completed. When our customers request for payment extension, we carefully review the background of the projects and the status of each construction project. We only grant payment extension to our customers when they have healthy financial standings, have no records of delinquent payments and can demonstrate their ability to continuing making the payments. Our management team believes that the risk of writing off the accounts receivable is low because of the involvement of local municipalities.

(ii)	Increase in inventories of approximately $0.78 million – we purchased more raw materials because: 1) we believe the cost of the raw materials will increase so we purchased more to stock up, and 2) we expect we will receive more customer orders from our customers so we stocked more materials. For the fiscal year ended September 30, 2016, we had an inventory turnover ratio of 4.09 times compared with 3.34 times in fiscal year ended September 30, 2015. The improvement in inventory turnover ratio is mainly due to our improvement in the production cycle and overall inventory management;

(iii)	Increase in advances to suppliers of approximately $0.91 million – Because of the increase of our order for materials, our suppliers required us making more deposits;

(iv)	Increase in accounts payables of approximately $0.80 million, primarily because of the increase of our purchases of raw materials. For the fiscal year ended September 30, 2016, we had an overall payable outstanding of 10.96 days compared with 5.07 days in 2015. The increase in number of days payable outstanding is primarily attributable to the increase of extension time that our vendors allowed us on the payment terms to help us mange our operating cash flows;

(v)	Increase in advance from customers of approximately $1.4 million – Because of additional orders from our customers, we required more deposits from the customers;

(vi)	Increase in income tax payable of approximately $2 million – due to higher taxable income in fiscal year ended September 30, 2016 compared to fiscal year ended September 30, 2015.

Net cash used in operating activities for the fiscal year ended September 30, 2015 was approximately $2.8 million, which was primarily attributable to a net profit approximately $5 million, adjusted for non-cash items for approximately $1.2 million and adjustments for changes in working capital approximately $9 million. The adjustments for changes in working capital mainly included:

(i)	increase in accounts receivable of approximately $10.6 million – our accounts receivable increased significantly due to: 1) increase in credit sales in 2015, and 2) it took longer for our customers to make payments. For the fiscal year ended September 30, 2015, we had an overall sales outstanding of 109 days. Since fiscal year ended October 1, 2014, we started supplying products for construction companies that carry public utility projects, such as municipal water and gas supply pipeline. These construction projects are typically funded by the local governments. Our customers usually get small progress payments throughout the construction period and a larger payment until the inspection is done and when the projects are completed. When our customers request for payment extension, we carefully review the background of the projects and the status of each construction project. We only grant payment extension to our customers when they have healthy financial standings, have no records of delinquent payments and can demonstrate their ability to continuing making the payments. Our management team believes that the risk of writing off the accounts receivable is low because of the involvement of local municipalities.

(ii)	decrease in inventories of approximately $2.55 million – due to the combination of increased product sales and reaching maximum production capacity, we maintained overall less inventories on hand. We also improved our inventory turnover rate, which was mainly attributable to our improvement in production cycle and overall inventory management;

(iii)	increase in advance to suppliers of approximately $2.35 million – Because of the increase of our order for materials, our suppliers required us making more deposits;

(iv)	decrease in advance from customers of approximately $1.2 million – mainly due to an increase of our delivery of our products and recognition of customer advance from previous year as revenue.

(v)	increase in income tax payable around $2.9 million – due to an increase of taxable income.

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

Net cash used in investing activities was $289,956 for the year ended September 30, 2015. It was primarily attributable to the purchase of new equipment for production needs during the fiscal year.

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

Net cash used in financing activities was approximately $2,741,934 for the year ended September 30, 2015. It was primarily attributable to the repayments from related parties with an amount of $2,034,454, plus proceeds from notes payable borrowings and short-term bank borrowings with the sum of $260,748.

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

Short-term bank borrowings consisted of the following at September 30, 2016:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Sate	Interest
Agricultural Bank - Longwan Branch	6,240,000	935,382	12/16/2015	12/11/2016	5.66%
Agricultural Bank - Longwan Branch	2,500,000	374,752	3/17/2016	3/16/2017	4.57%
Agricultural Bank - Longwan Branch	7,000,000	1,049,307	4/7/2016	3/26/2017	4.12%
Agricultural Bank - Longwan Branch	2,210,000	331,281	4/12/2016	4/11/2017	4.51%
Agricultural Bank - Longwan Branch	4,000,000	599,604	6/2/2016	5/26/2017	4.65%
Agricultural Bank - Longwan Branch	2,040,000	305,798	6/13/2016	6/11/2017	4.65%
Agricultural Bank - Longwan Branch	2,700,000	404,733	6/16/2016	6/11/2017	4.65%
Agricultural Bank - Longwan Branch	5,750,000	861,931	8/26/2016	8/16/2017	5.22%
Agricultural Bank - Longwan Branch	4,300,000	644,574	9/9/2016	7/26/2017	5.06%
Agricultural Bank - Longwan Branch	6,000,000	899,406	9/22/2016	9/21/2017	5.00%
Bank of China - Longwan Branch	13,000,000	1,948,713	8/26/2016	4/8/2017	4.79%
CMBC-10802	7,600,000	1,139,248	5/25/2016	11/22/2016	5.44%
CMBC-10802	5,400,000	809,465	6/15/2016	11/22/2016	5.66%
CMBC-10802	5,000,000	749,505	6/17/2016	11/22/2016	5.66%
Zhejiang Commerce Bank	2,000,000	299,802	2/5/2016	2/4/2017	6.00%
Zhejiang Commerce Bank	1,500,000	224,851	2/5/2016	2/4/2017	6.00%
Zhejiang Commerce Bank	1,500,000	224,851	2/6/2016	2/5/2017	6.00%
Zhejiang Commerce Bank	5,000,000	749,505	3/2/2016	3/1/2017	6.00%
Zhejiang Commerce Bank	5,000,000	749,505	3/7/2016	3/6/2017	6.00%
Zhejiang Commerce Bank	5,000,000	749,505	3/9/2016	3/8/2017	6.00%
Industrial Bank	6,481,268	971,549	9/25/2015	9/23/2016	7.00%
Industrial Bank	6,500,000	974,356	9/25/2015	9/25/2016	7.00%
Minsheng Bank	5,000,000	749,505	3/8/2016	10/19/2016	6.70%
Minsheng Bank	3,500,000	524,653	4/16/2016	4/11/2017	5.00%
Minsheng Bank	5,400,000	809,465	4/8/2016	4/8/2017	5.00%
Pingan Bank	8,000,000	1,199,208	3/3/2016	3/3/2017	5.22%
Agricultural Bank	1,964,381	294,463	12/31/2015	9/11/2016	5.79%
Bank of Communications	5,000,000	749,505	5/20/2016	5/20/2017	6.53%
Bank of Communications	5,000,000	749,505	5/23/2016	5/23/2017	7.60%
Bank of Communications	4,800,000	719,525	5/24/2016	5/24/2017	7.60%
Total	145,385,649	21,793,454

Short-term bank borrowings consisted of the following at September 30, 2015:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Sate	Interest
Agricultural Bank - Longwan Branch	6,450,000	1,013,076	12/8/2014	11/16/2015	6.4400%
Agricultural Bank - Longwan Branch	2,500,000	392,665	4/8/2015	3/21/2016	5.8850%
Agricultural Bank - Longwan Branch	2,210,000	347,116	4/24/2015	4/21/2016	5.8850%
Agricultural Bank - Longwan Branch	4,000,000	628,264	6/10/2015	5/26/2016	5.8650%
Agricultural Bank - Longwan Branch	2,040,000	320,415	6/19/2015	6/16/2016	5.8650%
Agricultural Bank - Longwan Branch	2,700,000	424,078	6/30/2015	6/26/2016	5.5775%
Agricultural Bank - Longwan Branch	5,750,000	903,130	9/11/2015	8/26/2016	5.0600%
Agricultural Bank - Longwan Branch	4,300,000	675,384	9/18/2015	9/16/2016	5.0600%
Agricultural Bank - Longwan Branch	6,000,000	942,396	9/23/2015	9/21/2016	5.0600%
Agricultural Bank - Longwan Branch	7,000,000	1,099,462	9/30/2015	9/26/2016	5.0600%
Bank of China - Longwan Branch	4,500,000	706,797	10/9/2014	10/8/2015	6.3000%
Bank of China - Longwan Branch	5,000,000	785,330	10/11/2014	10/11/2015	6.3000%
Bank of China - Longwan Branch	5,000,000	785,330	10/14/2014	10/14/2015	6.3000%
Zhejiang Commerce Bank - Wenzhou	5,000,000	785,330	2/9/2015	2/8/2016	5.8800%
Zhejiang Commerce Bank - Wenzhou	5,000,000	785,330	3/2/2015	3/1/2016	5.8800%
Zhejiang Commerce Bank - Wenzhou	5,000,000	785,330	3/11/2015	3/10/2016	5.8850%
Zhejiang Commerce Bank - Wenzhou	5,000,000	785,330	3/13/2015	3/12/2016	5.8850%
Industrial Bank	6,500,000	1,020,929	9/25/2015	9/23/2016	7.0000%
Industrial Bank	6,500,000	1,020,929	9/25/2015	9/25/2016	7.0000%
Industrial Bank	5,000,000	785,330	9/28/2015	5/28/2016	5.8333%
Minsheng Bank	3,500,000	549,731	4/20/2015	4/13/2016	6.1525%
Minsheng Bank	5,400,000	848,156	4/21/2015	4/13/2016	6.1525%
Minsheng Bank	100,000	15,707	4/21/2015	12/31/2015	6.1525%
Pingan Bank	5,000,000	785,330	3/2/2015	3/2/2016	7.0000%
Pingan Bank	3,000,000	471,198	3/5/2015	3/5/2016	7.0000%
Bank of Communications	7,400,000	1,162,288	2/11/2015	2/11/2016	8.3000%
Bank of Communications	7,500,000	1,177,995	2/11/2015	2/11/2016	7.7000%
Agricultural Bank - Longwan Branch	4,000,000	628,264	10/23/2014	10/18/2015	6.9000%
Total	131,350,000	20,630,619

These short-term bank borrowings are secured by the pledged assets listed below, and are guaranteed by certain shareholders, shareholders’ immediate family members and third-parties.

	Fiscal Year Ended September 30,
Pledged Assets:	2017	2016	2015
Buildings, net	3,611,529	3,704,284	3,987,929
Land use rights, net	457,391	468,148	504,119
Machinery, net	281,355	303,856	325,566
Total	4,350,275	4,476,288	4,817,614

Off-balance Sheet Commitments and Arrangements

There were no off-balance sheet arrangements for the fiscal year ended September 30, 2017, 2016, and 2015, or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Critical Accounting Policies

We believe it is helpful to investors to understand the critical accounting policies underlying our financial statements and the following discussion of our Company’s financial condition and results of operations. Please refer to Note 2 of our consolidated financial statements for the fiscal years ended September 30, 2017, 2016 and 2015.

C. Research and development, patents and licenses

Research and Development

For the years ended September 30, 2017, 2016, and 2015 we spent $1,331,111, $1,302,022 and $928,826 respectively, on R&D. We anticipate that we will focus our research and development efforts on improving existing products and developing new technology in the coming years.

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

E. Off-balance Sheet Arrangements

There were no off-balance sheet arrangements for the fiscal year ended September 30, 2017, 2016 or 2015, or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

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

The business address of each of the officers and directors is c/o Zhejiang Zhengkang Industrial Co., Ltd., No. 678 Dingxiang Road, Binhai Industrial Park, Economic and Technology Development Zone, Wenzhou, Zhejiang, P.R. China 325025.

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

Min Ni. Mr. Ni is currently serving as the partner of CAN Partners LLP, a public accounting firm with offices in Canada since 2013, and as the director of Bluehill Advisory Ltd., an accounting advisory firm based in China since 2011. His focus of the two positions are to provide auditing and financial services to both private and public companies, and assist companies going public to improve internal control and compliances to meet regulatory requirements. Prior to his current positions, he worked as senior auditor at MNP LLP (formerly MSCM LLP) from 2008 to 2011 and Duffy & Associates in Toronto from 2006 to 2008, where he focused on financial auditing, internal control assessment, financial consulting and SEC filings review. Mr. Ni has extensive experience in both US GAAP and IFRS reporting frameworks, Sarbanes-Oxley compliance, and regulatory compliances. Mr. Ni was designated with CA, CPA in Canada and CPA in Illinois, US and he received his Master Degree in Management and Professional Accounting from Toronto University – Rotman Business School. Because of his expertise in US GAAP accounting, the Board believes that Mr. Ni qualifies as a “financial expert” as defined by the SEC rules.

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

We may indemnify anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. To be entitled to indemnification, such a person must have acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, must have had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the person acted honestly and in good faith with a view to our best interests and as to whether the person had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to our best interests or that the person had reasonable cause to believe that his or her conduct was unlawful.

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

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the year ended September 30, 2017, 2016, and 2015.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Jiancong Huang (1)	2017	73,393	0	0	0	73,393
Chief Executive Officer	2016	76,531	0	0	0	76,531
	2015	50,000	0	0	0	50,000
Shaochai Yang (2)	2017	15,853	3,611	0	0	19,464
Chief Financial Officer	2016	0	0	0	0	0
	2015	0	0	0	0	0
Di Chen	2017	7,046	3,523	0	0	10,569
Secretary	2016	0	0	0	0	0
	2015	0	0	0	0	0

(1)	We entered into an indefinite employment agreement with Jiancong Huang on April 15, 2016. Pursuant to the agreement, Mr. Huang has accepted the position of Chief Executive Officer and we have agreed to pay Mr. Huang an annual salary of RMB 500,000 (approximately US$76,531).

(2)	We entered into a three-year employment agreement with Shaochai Yang on February 4, 2017. Pursuant to the agreement, Ms. Yang has accepted the position of Chief Financial Officer and we have agreed to pay Ms. Yang an annual salary of RMB 108,000 (approximately US$15,853) with additional annual bonus and/or allowance of RMB 24,600 (US$3,611).

(3)	We entered into a three-year employment agreement with Di Chen on January 1, 2017. Pursuant to the agreement, Mr. Chen has accepted the position of Secretary and we have agreed to pay Mr. Chen an annual salary of RMB 48,000 (approximately US$7,046) with additional annual bonus and/or allowance of RMB 24,000 (US$3,523).

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

The number and percentage of Ordinary Shares beneficially owned are based on 13,217,512 Ordinary Shares issued and outstanding as of January 29, 2018. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of January 29, 2018 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at No. 678 Dingxiang Road, Binhai Industrial Park, Economic & Technology Development Zone, Wenzhou, P.R. China 325020. As of January 29, 2018, we have 133 shareholders of record.

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

Affiliates

Pacific Seaboard Investments Ltd. (“Pacific Seaboard”) is a consultant to the Company and/or its majority shareholders. Its president Saleem Mohamed has control and dispositive power of 58,000 ordinary shares of our company held by Pacific Seaboard and may be deemed as an affiliate of the company. There is no related party transaction between Pacific Seaboard and the Company.

Related Party Transactions

 Net amounts due to related parties consisted of the following as of September 30, 2017, 2016, and 2015:

		As of September 30,
Accounts	Name of related parties	2017	2016	2015
Related party payables	Shareholder, HUANG Jian Cong	$7,911,720	$1,662,160	$219,573
Total due to related parties		$7,911,720	$1,662,160	$219,573

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

During 2010, we entered into two loan agreements with Raozhou Dianli Ltd and Xianjin Cao, and advanced RMB 9 million on the first loan and RMB 1.5 million on the second loan, totaled RMB 10.5 million (approximately USD 1.52 million). The terms of these two loans are both one year. Both borrowers defaulted without making any repayment when the terms expired. We later sued these two parties and, pursuant to the final judgement ruled by Jiangsu High People’s Court, are entitled to a repayment of RMB 10.5 million plus interest with an interest rate that is four times higher than the normal interest rate in the corresponding period. The claim has been secured by real estate assets of Raozhou Dianli Ltd, which has been seized by the Court and has an appraised value of RMB 143.1 million, or about USD 21.5 million as of September 19, 2017, according the recent appraisal report, which is much higher than our claim. We are listed as the first-in-line creditor and the management believes that we will receive repayment of RMB 10.5 million plus the outstanding interest. We recorded the entire RMB 10.5 million as Other Receivable. As of September 30, 2017, 2016 and 2015, the outstanding balance is RMB7.4 million (USD1.1 million), RMB 7.4 million (USD 1.1 million) and RMB 8.9 million (USD 1.4 million), respectively.

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

As of September 30, 2017 and 2016 we had no long-term interest-bearing assets or long-term interest bearing liabilities.

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

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2017. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of September 30, 2017, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

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

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

ZH CPA LLP’s fees for the annual audit of our financial statements for the fiscal years ended September 30, 2017 and 2016 were $210,000 in total.

Audit-Related Fees

The Company has not paid ZH CPA LLP for audit-related services for the fiscal years ended September 30, 2017, 2016 or 2015.

Tax Fees

The Company has not paid ZH CPA LLP for tax services for the fiscal years ended September 30, 2017, 2016 or 2015.

All Other Fees

The Company has not paid ZH CPA LLP for any other services in fiscal years ended September 30, 2017, 2016 or 2015.

Audit Committee Pre-Approval Policies

Before ZH CPA LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by ZH CPA LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2017 that were attributed to work performed by persons other than ZH CPA LLP’s full-time permanent employees was greater than 10% but less than 20%.

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

Item 16F.	Change in Registrant’s Certifying Accountant

(1)	Previous Independent Registered Public Accounting Firm

(i)	On November 26, 2017, ZK International Group Co., Ltd. (the “Company”) dismissed its independent registered public accounting firm, Anton & Chia, LLP (“AC”).

(ii)	The report of AC on the financial statements of the Company the fiscal year ended September 30, 2016 and 2015, and the related statements of operations, comprehensive loss, changes in stockholders’ deficiency, and cash flows for the fiscal years ended September 30, 2016 and 2015 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

(iii)	The decision to change the independent registered public accounting firm was recommended and approved by the Audit Committee and Board of Directors of the Company.

(iv)	During the Company’s most recent fiscal year ended September 30, 2016 and through November 26, 2017, the date of dismissal, (a) there were no disagreements with AC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of AC, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

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

Date: June 18, 2018

ZK INTERNATIONAL GROUP CO., LTD.

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

/s/ ZH CPA LLP

Vancouver, Canada
January 30, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

ZK International Group Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

We have audited the accompanying consolidated statements of operations, changes in shareholders' equity and cash flows for the year ended September 30, 2015 of ZK International Group Co., Ltd. (the "Company"). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audit include examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audit also include assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of its operations and its cash flows for the year ended September 30, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ Anton & Chia, LLP

Newport Beach, CA

January 17, 2017, except for the effects of the stock split, inclusion of Parent-Only Financials in Note 17 and the matters described in Note 18 – Subsequent Event as to which the date is May 23, 2017.

ZK INTERNATIONAL GROUP CO., LTD.

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

ZK INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(IN U.S. DOLLARS)

	For the year ended September 30,
	2017	2016	2015
Revenues	$44,951,740	$36,809,094	$34,985,571
Cost of sales	(31,843,337)	(25,333,318)	(24,813,206)
Gross profit	13,108,403	11,475,776	10,172,365

Operating expenses:
Selling and marketing expenses	1,915,127	957,990	591,344
General and administrative expenses	1,782,318	1,599,743	1,046,652
Research and development costs	1,331,111	1,302,022	928,826
Total operating expenses	5,028,556	3,859,755	2,566,822

Operating Income	8,079,847	7,616,021	7,605,543

Other income (expenses):
Interest expenses	(1,245,385)	(1,417,745)	(1,912,866)
Interest income	24,459	51,058	132,747
Other income, net	69,772	158,797	135,374
Total other expenses, net	(1,151,154)	(1,207,890)	(1,644,745)

Income before income taxes	6,928,693	6,408,131	5,960,798

Income tax provision	(995,005)	(1,105,440)	(952,117)

Net income	$5,933,688	$5,302,691	$5,008,681
Net income attributable to non-controlling interests	(59,412)	(53,154)	-

Net income attributable to ZK International Group Co., Ltd.	5,874,276	$5,249,537	$5,008,681

Net income	$5,933,688	$5,302,691	$5,008,681

Other comprehensive income (loss):
Foreign currency translation adjustment	272,237	(403,865)	(142,842)

Total comprehensive income	$6,205,925	$4,898,826	$4,865,839
Comprehensive loss (income) attributable to non-controlling interests	(61,100)	3,406	-

Comprehensive income attributable to ZK International Group Co., Ltd.	$6,144,825	$4,902,232	$4,865,839

Basic and diluted earnings per share
Basic	$0.56	$0.59	$0.56
Diluted	0.56	0.59	0.56
Weighted average number of shares outstanding
Basic	10,970,000	9,000,000	9,000,000
Diluted	10,973,674	9,000,000	9,000,000

ZK INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 AND 2015

(IN U.S. DOLLARS)

	Shares	Additional paid-in capital	Statutory surplus reserve	Retained earnings	Accumulated other comprehensive income (loss)	Non- controlling interests	Total equity

Balance at September 30, 2014	-	$2,750,777	$-	$(3,980,240)	$954,540	$24,140	$(250,783)

Shares issued to founders	9,000,000	50,000	-	-	-	-	50,000
Foreign currency translation loss	-	-	-	-	(142,842)	-	(142,842)
Net income	-	-	-	5,008,681	-	-	5,008,681

Balance at September 30, 2015	9,000,000	$2,800,777	$-	$1,028,441	$811,698	$24,140	$4,665,056

Capital contributions by non-controlling interest	-	-	-	-	-	15,040	15,040
Foreign currency translation loss	-	-	-	-	(400,459)	(3,406)	(403,865)
Net income	-	-	579,994	4,669,543	-	53,154	5,302,691

Balance at September 30, 2016	9,000,000	2,800,777	579,994	5,697,984	411,239	88,928	$9,578,922

Shares issued for cast, net of offering costs	4,068,346	5,582,099	-	-	-	-	5,582,099
Foreign currency translation gain	-	-	-	-	270,549	1,688	272,237
Net income	-	-	593,369	5,280,907	-	59,412	5,933,688
Balance at September 30, 2017	13,068,346	$8,382,876	$1,173,363	$10,978,891	$681,788	$150,028	$21,366,946

ZK INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the year ended September 30,
	2017	2016	2015
Cash Flows from Operating Activities:
Net income	$5,933,688	$5,302,691	$5,008,681
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation expense	425,696	442,793	493,690
Amortization expense	12,705	13,248	14,017
Bad debt expense	160,944	691,156	691,777
Deferred tax benefits	(24,142)	(103,673)	-
Changes in operating assets and liabilities:
Accounts receivable	2,419,491	(10,200,868)	(10,604,662)
Other receivables	411,554	(381,751)	18,822
Notes receivable	(121,937)	(76,531)	279,014
Inventories	(3,505,158)	(775,275)	2,546,046
Advance to suppliers	(6,153,011)	(805,016)	(2,352,385)
Accounts payable	(417,453)	796,189	(277,621)
Accrued expenses and other current liabilities	791,312	412,894	(325,564)
Accrued payroll and welfare	(49,512)	50,897	63,728
Advance from customers	282,817	1,400,622	(1,197,632)
Income tax payable	979,288	2,031,515	2,861,830

Net cash provided (used in) operating activities	1,146,282	(1,201,109)	(2,780,259)

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(155,152)	(123,945)	(289,956)
Purchases of intangible assets	(6,704)	-	-
Net cash used in investing activities	(161,856)	(123,945)	(289,956)

Cash Flows from Financing activities:			-
Net proceeds from issuance of shares	5,582,099	-	-
Capital contributions from non-controlling interest	-	15,306	-
Net proceeds released from (placed into) restricted cash	2,651,704	(206,633)	446,732
Net proceeds (repayments) from short-term bank borrowings	(499,904)	2,148,310	98,793
Proceeds from notes payable borrowings	-	-	161,955
Repayments on notes payable	(3,816,458)	(2,602,037)	-
Proceeds from related parties	6,051,523	1,485,555	2,034,454
Net cash provided by financing activities	9,968,964	840,501	2,741,934

Effect of exchange rate changes on cash	201,436	(18,589)	(22,383)

Net increase in cash and cash equivalents	11,154,826	(503,142)	(350,664)
Cash and cash equivalents at the beginning of year	123,649	626,791	977,455
Cash and cash equivalents at the end of year	$11,278,475	$123,649	$626,791

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$54,215	$108,825	$49,543
Cash paid for interest expenses	$1,233,066	$939,914	$1,272,903

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

The relevant exchange rates are listed below:

	For the Fiscal Years Ended September 30
	2017	2016	2015

Period Ended RMB: USD exchange rate	6.6545	6.6711	6.3668
Period Average RMB: USD exchange rate	6.8126	6.5333	6.1746

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

There was no impairment charge recognized for long-lived assets as of September 30, 2017, 2016 and 2015.

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

Government grants as the compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable. During the period ended as of September 30, 2017, 2016 and 2015, $87,250, $138,219 and $159,197, respectively, government grants were recognized as other income for financial support to the Company.

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

The carrying values of the Company's pledged assets to secure short-term borrowings by the Company are as follows:

	As of September 30,
	2017	2016
Buildings, net	$3,611,529	$3,704,284
Land use rights, net	457,391	468,148
Machinery, net	281,355	303,856
Total	$4,350,275	$4,476,288

NOTE 12 – NOTES PAYABLE

There was no notes payable as of September 30, 2017. Notes payable as of September 30, 2016 consisted of the following bank notes payable:

As of September 30, 2016
Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Nature
Agricultural Bank - Longwan Branch	4,000,000	599,604	6/21/2016	12/21/2016	Bank Acceptance Bill
Agricultural Bank - Longwan Branch	7,000,000	1,049,307	8/4/2016	2/4/2017	Bank Acceptance Bill
Foshan Ruigangda Trading Co., Ltd	5,000,000	749,505	7/12/2016	1/10/2017	Bank Acceptance Bill
Foshan Ruigangda Trading Co., Ltd	5,000,000	749,505	8/9/2016	2/29/2017	Bank Acceptance Bill
Zhejiang Zhengkang Industrial Co., Ltd.	5,000,000	749,505	9/28/2016	3/27/2017	Letter of Credit
Total	26,000,000	3,897,426

NOTE 13 – COMMITMENT AND CONTINGENCIES

The Company, from time to time, may be a party to claims and legal proceedings generally incidental to its business. As of September 30, 2017, Company has no material purchase commitments, significant leases and unused letter of credit.

The Company has one pending legal claim against a third party as of September 30, 2017. See Note 4 for disclosure related to the claim with Raozhou Dianli Ltd. There were no other legal matters that are likely to have a material adverse effect on the Company’s financial position as of September 30, 2017 and 2016 and the results of operations or cash flows for the years ended September 30, 2017, 2016 and 2015.

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

The Company has accrued tax liabilities of $6,817,587 as of September 30, 2017, mostly related to its unpaid income tax and business tax, both of which are governed by local tax authority. The total amount of unpaid tax liabilities was accrued based on the calculation using the current prevailing tax rates without including potential interest and penalties because the Company’s management believes that it is unlikely that the interest and penalties would apply in the end if the Company negotiates with the local tax authority to pay all or part of the unpaid tax liabilities. The Company has had unofficial discussions with the local tax authority and the management believes that it is highly possible that the Company will reach an agreement with the local tax authority to result in a settlement of tax liability with a much less amount than the amount currently accrued. The Company has been negotiating with the local tax authority on the settlement continuously. Once the settlement is reached, any interest or penalties associated with those unpaid tax liabilities will most likely be waived or reduced. The management believes that it is very difficult to determine how much interest or penalties will eventually be, or if any of those will be assessed at all. Those potential interests or penalty liabilities are contingent upon the outcome of tax settlement and the management estimates if using current interest and penalty rate stipulated by the tax authority.

NOTE 15 – CUSTOMER AND SUPPLIER CONCENTRATION

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

The Company sold a substantial portion of products to one customer (14.9%) in 2017, the Company has no significant customer concentration in fiscal 2016, and The Company sold a substantial portion of products to one customer (15.3%) in 2015. As of September 30, 2017, the amount due from this customer included in accounts receivable was $3,459,882. As of September 30, 2015, amount due from this customer included in accounts receivable was $3,914,528. The loss of the significant customer or the failure to attract the new customers could have a material adverse effect on our business, results of operations and financial condition for the Company.

In 2017, the Company purchased a substantial portion of materials from three third-party vendors (63.5%). As of September 30, 2017, the net amount due to the vendors (accounts payable - advance to vendors) was $9,139,161. The Company purchased a substantial portion of materials from three third-party vendors (67.2%) in 2016. As of September 30, 2016, the net amount due to the vendors (accounts payable - advance to vendors) was $654,014. As of September 30, 2015, there’re four such vendors that had aggregated sales accounted to 63.9% of total sales amount. Net amounts due to the four vendors (accounts payable - advance to vendors) was $2,038,575. The Company believes there are numerous other suppliers that could be substituted should the supplier become unavailable or non-competitive.

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

Zhejiang Zhengkang appropriated $593,369 to the statutory surplus reserves for the year ended September 30, 2017. For the year ended September 30, 2016, statutory surplus reserves appropriated was $579,994. For the year ended September 30, 2015, statutory surplus reserves appropriated was $0.

Wenzhou Zhengfeng recorded no revenue for the year ended September 30, 2017 and a net loss for the year ended September 30, 2016 and 2015 according to PRC GAAP, so no appropriation to the statutory surplus reserves and staff welfare and bonus fund was made.

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

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company, and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. Amounts restricted include the PRC subsidiaries’ paid-in capital and statutory surplus reserves of the Company’s PRC subsidiaries totaling $3,974,140 as of September 30, 2017, $3,380,771 as of September 30, 2016 and $2,750,777 as of September 30, 2015.

Non-controlling interests

Non-controlling interests represent the interest of non-controlling shareholders in Zhejiang Zhengkang based on their proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. On September 29, 2015, Wenzhou Weijia acquired 99% equity percentage of Zhejiang Zhengkang from 5 individual shareholders: HUANG Jian Cong, WANG Ming Jie, WANG Guo Lin, WANG Jian Di and WANG Yang Ming. After that, Zhejiang Zhengkang’s equity interest is 99% held by Wenzhou Weijia and 1% held by HUANG Jian Cong as of the year end. The non-controlling interest in Zhejiang Zhengkang was 1% as of September 30, 2017, 2016 and 2015.

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

For the years ended September 30, 2017, 2016 and 2015, revenue and assets within PRC contributed over 90% of the Company’s total revenue and assets.

NOTE 18 – INCOME TAXES

	For the year ended September 30,
	2017	2016	2015
Provision for income tax for the period	$1,030,858	$1,200,010	$1,053,132
Income tax benefit	(35,853)	(94,570)	(101,015)
Total	$995,005	$1,105,440	$952,117

	As of September 30,
	2017	2016	2015
Deferred tax assets:
Bad debt allowance recorded for accounts receivable	$272,557	$247, 227	$152,657
Total	$272,557	$247, 227	$152,657

Income taxes for the years ended September 30, 2017, 2016, and 2015 are attributed to the Company’s continuing operations in China and consisted of:

	For the year ended September 30,
	2017	2016	2015
Current	$1,019,147	$1,209,114	$1,055,883
Deferred	(24,142)	(103,674)	(103,766)
Total	$995,005	$1,105,440	$952,117

Per the consolidated statements of operations and comprehensive income, the income tax expenses for the Company can be reconciled to the income before income taxes for the years ended September 30, 2017, 2016 and 2015 as follows:

	For the year ended September 30,
	2017	2016	2015
Income before taxes excluded the amounts of loss incurring entities	$7,178,353	$6,656,140	$6,197,299
PRC EIT tax rates	15%	15%	15%
Tax at the PRC EIT tax rates	1,076,753	998,421	929,595
Tax effect of 50% R&D expenses deduction	(99,833)	97,652	69,621
Tax effect of deferred tax recognized	(24,142)	(103,673)	(103,766)
Tax effect of non-deductible expenses	42,227	113,040	56,667
Income tax expenses	$995,005	$1,105,440	$952,117

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

NOTE 19 – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

ZK International Group Co., Ltd.

Balance Sheets

	As of September 30,
	2017	2016
ASSETS
Cash and cash equivalent	$55	$-
Due from related parties	-	50,000
Investment in ZK Pipe	5,581,999	-
Total assets	$5,582,054	$50,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
	$-	$-
Total liabilities	-	-

STOCKHOLDERS’ EQUITY
Common stock, $0.001 par value, 50,000,000 shares authorized, 13,068,346 and 9,000,000 shares issued and outstanding, respectively	$-	$-
Additional paid-in capital	5,582,099	50,000
Accumulated deficits	(45)	-
Total stockholders' equity	5,582,054	50,000

Total liabilities and stockholders’ equity	$5,582,054	$50,000

ZK International Group Co., Ltd.

Statements of Operations and Comprehensive income

	For the year ended September 30,
	2017	2016	2015
Operating expenses:
General and administrative expenses	$45	$-	$-

Total operating expenses	45	-	-

Net loss and comprehensive loss	$(45)	$-	$-

Net loss per common share – basic and diluted	$-	$-	$-

Weighted average number of common shares outstanding – basic	10,970,000	9,000,000	9,000,000
Weighted average number of common shares outstanding – diluted	10,973,674	9,000,000	9,000,000

ZK International Group Co., Ltd.

Statements of Cash Flows

	For the year ended September 30,
	2017	2016	2015
Cash flows used in operating activities
Net loss	$(45)	$-	$-
Net cash used in operating activities	(45)	-	-

Cash flows provided by financing activities
Cash received from Share Issuances	5,582,099	-	-
Net cash provided by financing activities	5,582,099	-	-

Cash flows used in financing activities
Cash invested to ZK Pipe	(5,581,999)
Net cash used in financing activities	(5,581,999)	-	-

Increase in cash and cash equivalents	55	-	-
Cash and cash equivalents, beginning of year	-	-	-

Cash and cash equivalents, end of year	$55	$-	-

Supplemental Cash Flows Information:
Income tax paid	$-	$-	-
Interest paid	$-	$-	-

Non-cash investing and financing activities:
Shares issued to founders	$-	$-	50,000

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

