Form 20-F
period 2018-09-30
ZK International Group Co., Ltd.
filed 2019-01-31
CIK 1687451

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended September 30, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 16,528,037 Ordinary shares as of September 30, 2018.

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

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

☐ Yes    ☐ No

Conventions Used in this Annual Report

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only, “we,” “us,” “our company,” “Company,” “our” and “ZK” refer to:

•	ZK International Group Co., Ltd., a British Virgin Islands company limited by ordinary shares (“ZK International” when individually referenced);

•	XSigma Corporation, a British Virgin Islands company limited by ordinary shares (“XSigma” when individually referenced), a wholly-owned subsidiary of ZK International;

•	ZK International Uganda Limited, a company incorporated under the laws of the Republic of Uganda (“ZK Uganda” when individually referenced), 80% of which is held by ZK International;

•	ZK Pipe Industry Co., Ltd., a Hong Kong limited company (“ZK Pipe” when individually referenced), which is a wholly-owned subsidiary of ZK International;

•	Wenzhou Weijia Pipeline Development Co., Ltd. (also referred to as 温州维佳管道发展有限公司 in China), a PRC company (“Wenzhou Weijia” when individually referenced), which is a wholly-owned subsidiary of ZK Pipe;

•	Zhejiang Zhengkang Industrial Co., Ltd. (also referred to as 浙江正康实业股份有限公司 in China), a PRC company (“Zhejiang Zhengkang” when individually referenced), 99% of which is held by Wenzhou Weijia;

•	Wenzhou Zhengfeng Industry and Trade Co., Ltd. (also referred to as 温州正丰工贸有限公司 in China), a PRC company (“Wenzhou Zhengfeng” when individually referenced), which is a wholly-owned subsidiary of Zhejiang Zhengkang; and

•	Wenzhou Zhenglong Ecommerce Co. Ltd. (also referred to as 温州正隆电子商务有限公司 in China), a PRC company (“Zhenglong Ecommerce” when individually referenced), which is a wholly-owned subsidiary of Zhejiang Zhengkang.

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. All reference to “U.S. dollars”, “USD”, “US$” or “$” are to United States dollars. The exchange rates in effect as of September 30, 2018, 2017 and 2016 were US $1.00 for RMB 6.8680, RMB 6.6545 and RMB 6.6711, respectively. The average exchange rates for the years ended September 30, 2018, 2017 and 2016 were US $1.00 for RMB 6.5368, RMB 6.8126 and RMB 6.5333 respectively. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the three years ended September 30, 2018, 2017 and 2016 and the selected consolidated balance sheets data as of September 30, 2018, 2017 and 2016 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

(All amounts in thousands of U.S. dollars, except Shares outstanding)

Statement of operations data:

	Year ended September 30,
	2018	2017	2016
Revenue	$54,884,381	$44,951,740	$36,809,094
Cost of Revenue	$(36,593,792)	$(31,843,337)	$(25,333,318)
Gross Profit	$18,290,589	$13,108,403	$11,475,776
General and administrative expenses	$4,071,116	$1,782,318	$1,599,743
Research and development expenses	$1,652,633	$1,331,111	$1,302,022
Selling and marketing costs	$2,949,204	$1,915,127	$957,990
income from operations	$9,617,636	$8,079,847	$7,616,021
Interest expense	$(1,239,170)	$(1,245,385)	$(1,417,745)
Interest income	$10,702	$24,459	$51,058
Other income, net	$112,099	$69,772	$158,797
Income before income taxes	$8,501,267	$6,928,693	$6,408,131
Income taxes	$(1,398,210)	$(995,005)	$(1,105,440)
Net income	$7,103,057	$5,933,688	$5,302,691
Foreign currency translation (loss)	$(818,468)	$272,237	$(403,865)
Comprehensive income	$6,284,589	$6,205,925	$4,898,826

Balance sheet data:

	As of September 30,
	2018	2017	2016
Current assets	$64,347,173	$54,751,108	$38,862,534
Total assets	$76,398,563	$61,173,069	$45,550,956
Current liabilities	$39,130,971	$39,806,123	$35,972,034
Total liabilities	$39,130,971	$39,806,123	$35,972,034
Total shareholders' equity	$37,267,592	$21,366,946	$9,578,922
Shares outstanding	16,528,037	13,068,346	9,000,000

Exchange Rate Information

Our financial information is presented in U.S. dollars. Our functional currency for ZK International and XSigma is U.S. dollars, and functional currency for ZK Pipe, Wenzhou Weijia, Zhejiang Zhengkang, Wenzhou Zhengfeng and Zhenglong Ecommerce is Renminbi (“RMB”). Transactions which are denominated in currencies other than functional currency are converted into functional currency at the exchange rate at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than functional currency are included in statements of operations as foreign currency transaction gains or losses. Our financial statements have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”, which was subsequently codified within ASC 830, “Foreign Currency Matters”. For those entities which use RMB as its functional currency, the financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders’ equity.

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

	High	Low	Period End	Average
2013	6.2438	6.0537	6.0537	6.1478
2014	6.2591	6.0402	6.2046	6.1620
2015	6.4896	6.1870	6.4778	6.2827
2016	6.9580	6.4480	6.9430	6.6400
2017	6.9575	6.4773	6.5063	6.7569
2018	6.9737	6.2649	6.8755	6.6090
January	6.5263	6.2841	6.3990	6.4727
February	6.3471	6.2649	6.3280	6.3183
March	6.3565	6.2685	6.2726	6.3174
April	6.3340	6.2655	6.3325	6.2967
May	6.4175	6.3325	6.4096	6.3701
June	6.6235	6.3850	6.6171	6.4651
July	6.8102	6.6123	6.8038	6.7164
August	6.9330	6.8018	6.8300	6.8453
September	6.8880	6.8270	6.8680	6.8551
October	6.9737	6.8680	6.9737	6.9191
November	6.9558	6.8894	6.9558	6.9367
December	6.9077	6.8343	6.8755	6.8837
2019
January (until January 25, 2019)	6.8708	6.7448	6.7448	6.8028

As of January 25, 2019, the exchange rate was RMB 6.7448 to $1.00.

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

We recorded a tax liability of $8,231,511, $6,817,587 and $5,163,716 for the fiscal years ended September 30, 2018, 2017 and 2016 , respectively. It is possible that the tax liability of the Company for past taxes may be higher than those amounts. We believe that we have sufficient cash on hand to adequately meet any tax liability for the underpayment of income and business taxes. Additionally, we believe that we may be able to negotiate with local PRC taxing authorities a reduction to any amounts that such authorities may believe are due and a reduction to any interest or penalties thereon. We have no guarantee that we will be able to negotiate such a reduction. To the extent we can negotiate such amounts, national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes, interest and penalties in amounts greatly exceeding management’s estimates.

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

We have $19,270,530 in outstanding bank loans as of September 30, 2018. While the management believes that we will have sufficient cash to repay these loans, there can be no guarantee that we will be able to pay all amounts when due or refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

Weak liquidity may have material adverse effect on our results of operations.

We have in the past recorded negative cash flows from our operating activities, largely due to the increases in accounts receivable from customers, including $2,234,995 outflow during the fiscal year ended September 30, 2018. While our operating activities provided $1,146,282 in net cash during the fiscal year ended September 30, 2017, we cannot assure you that we will be able to do in the future. In addition, some of our accounts receivable have carried balance for more than 3 years. While we are actively collecting the remaining balance of these accounts receivable, we cannot assure you that we will be able to do so. If we continue experiencing an increase in accounts receivable without substantial collection of them, the weak liquidity could have a material adverse effect on our financial performance.”

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

We consider our major customers in each period to be those customers that accounted for more than 10% of overall revenues in such period. There’s one significant customer during the fiscal year ended September 30, 2018, which accounted for 21.1% of total sales. And we has one significant customer during the fiscal year ended September 30, 2017, which accounted for 14.9% of total sales. We did not have such customer during the fiscal year ended September 30, 2016. It is common practice for us rely to on individual orders from such customers without any long-term contracts. Therefore, there can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. As the majority of our revenues are driven by individual orders for construction products, our major customers often change each period based on when a given order is placed. If we cannot maintain long-term relationships with major customers or replace major customers from period to period with equivalent customers, the loss of such sales could have an adverse effect on our business, financial condition and results of operations.

The loss of any of our key vendors could have a materially adverse effect on our results of operations.

We consider our major vendors in each period to be those vendors that accounted for more than 10% of overall purchases in such period. We have three such vendors during fiscal years ended September 30, 2018, who collectively accounted for approximately 62.4% of overall purchases respectively. We purchase raw materials on the market at prevailing market prices. We believe that we can locate replacement vendors readily on the market for prevailing prices and that we would not have significant difficulty replacing a given vendor, any difficulty in replacing such a vendor could adversely affect our company’s performance to the extent it results in higher prices, slower supply chain and ultimately less desirable results of operations.

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

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive (loss)/income.” For the years ended September 30, 2018, 2017 and 2016, we had adjustment loss of $818,468, adjustment gain of $272,237 and adjustment loss of $403,865 respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

If our shareholders who are PRC residents or entities do not complete their registration as required, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Our shareholders who are PRC residents have not completed their registration with the local SAFE branches. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions,  restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

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

Risks Related to Our Ordinary Shares

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

ZK International was incorporated on May 13, 2015 under the laws BVI, with 100% of the founding shares held by Kai Chun Cheng. On the same date, Jiancong Huang, Mingjie Wang, Guolin Wang, Jiandi Wang and Yangming Wang entered into an agreement to vote in concert in ZK International with Mr. Huang appointed as proxy effective completion of transfer of the ordinary shares held by Mr. Cheng. Pursuant to the agreement, which has a term of 20 years from its effective date of May 13, 2015, if the parties are unable to reach a unanimous consent in relation to the matters requiring action in concert, a decision made by more than 50% of the voting rights of the parties will be deemed a decision unanimously passed by all parties and will be binding on all parties. On July 29, 2015, Mr. Cheng entered into equity interest transfer agreements with and transferred to these individuals 45%, 20%, 20%, 10% and 5%, respectively, of ZK International’s equity interest on October 12, 2015. All of these individuals are officers or directors of ZK International and/or our operating entity Zhejiang Zhengkang. As of January 23, 2019, our officers and/or directors beneficially own approximately 55.65% of our outstanding shares. As a result, our officers and directors will possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders.

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

As a foreign private issuer, we are permitted to, and did, follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer, we are permitted to, and did, follow certain home country corporate governance practices instead of those otherwise required under the applicable rules of the Nasdaq Capital Market for domestic U.S. issuers, provided that we disclose the requirements we are not following and describe the home country practices we are following. From time to time, we have followed and may follow home country practice in British Virgin Islands in lieu of Nasdaq Capital Market rules requiring written notification to shareholders for omission to seek shareholder approval for a specified issuance of securities. Under the British Virgin Islands Business Companies Act (as amended), there is no general requirement for shareholders to be notified of securities issuance of a British Virgin Islands company, which is different than the requirements of the Nasdaq Capital Market listing standards. As such, while we may choose to notify shareholders our omission to seek the shareholder approval for specified issuance of securities, our memorandum of association and bye-laws do not require any such approvals. See “Item 16.G – Corporate Governance.” We may in the future elect to follow home country practices in British Virgin Islands with regard to other matters. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may provide less protection to you than what is accorded to investors under the applicable rules of the Nasdaq Capital Market applicable to domestic U.S. issuers.

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

Business Overview

We primarily conduct our business through our subsidiary Zhejiang Zhengkang. Our core business focuses on providing systematic solutions to construction projects that require sophisticated piping systems. Leveraging our experience in the industry, we offer urban planners and real estate developers sophisticated pipe and fitting products and engineering expertise, enabling them to bring communities reliable and durable gas and water transmission systems. Our products are primarily sold in China, but are also exported and distributed in Europe, Africa and Southeast Asia. We have received numerous awards and recognitions domestically and internationally. Located within the Wenzhou Binhai Industrial Park, a national economic development zone, our facility occupies approximately five acres, consisting of business offices, manufacturing plants, a research and development center and storage facilities.

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

Sales Channels and Long Term Opportunities

Extensive Sales Network within China. To market our products and brand to other regions within China, we have set up 48 sales representative posts in major cities across China by assigning our sales and engineer specialists to those regions to establish long-term business relationship with the local water and gas supply companies. In addition, we also have worked with 156 distributors across China to serve their local customers. This extensive sales network ensures our products and services are accessible in all of the cities within in 30 of the 34 provinces and territories in China.

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

We find that primarily sold through distributors, our products are mostly embraced by two categories of end users: those within the water transmission industry and those within the gas transmission. Our clients scatter in diverse industries including, but not limited to, water treatment, real estate development, hospitality, hospital, gas supply, and school. We consider our major customers in each period to be those customers that accounted for more than 10% of overall revenues in such period. We have one significant customer during the fiscal year ended September 30, 2018, which accounted for 21.1% of total sales. There was one significant customer during the fiscal year ended September 30, 2017, which accounted for 14.9% of total sales. We did not have such customer during the fiscal year ended September 30, 2016.

Suppliers

We consider our major vendors in each period to be those vendors that accounted for more than 10% of overall purchases in such period. We have 3 major vendors during the fiscal year ended September 30, 2018, 2017 and 2016, who collectively accounted for 62.4%, 63.6% and 67% respectively during the three fiscal years. We purchase from a variety of suppliers and believe these raw materials are widely available. If we were unable to purchase from our primary suppliers, we do not expect we would face difficulties in locating another supplier at substantially the same price. We have secure and efficient access to all the raw materials necessary for the production of our products. We believe our relationships with the suppliers of these raw materials are strong. While the prices of such raw materials may vary greatly from time to time, we believe we could hedge such risk by adjusting our price or absorb the higher cost at times if necessary.

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

Our Intellectual Property

We rely on our technology patents to protect our domestic business interests and ensure our competitive position in our industry. The issued patents we hold are as follows:

No.	Patent Name	Owner	Category	Patent Code.	Authorization Date
1.	Anti vibration groove	Zhejiang Zhengkang	Design Patent	2016303899813	12/21/2016
2.	Anti vibration groove connector for pipeline	Zhejiang Zhengkang	Utility Models Patent	2016208805658	01/18/2017
3.	High strength tensile mechanical compression type pipe joint	Zhejiang Zhengkang	Utility Models Patent	2016204183044	09/21/2016
4.	Tensile elastic ring	Zhejiang Zhengkang	Utility Models Patent	2016204163036	09/21/2016
5.	Special joint for gas	Zhejiang Zhengkang	Utility Models Patent	2016204209275	09/21/2016
6.	Self sealing ring	Zhejiang Zhengkang	Utility Models Patent	2016204162993	11/23/2016
7.	Warm jacket (45 degree elbow)	Zhejiang Zhengkang	Design Patent	2016300576444	07/20/2016
8.	Articulated bellows	Zhejiang Zhengkang	Utility Models Patent	2016201606371	07/27/2016
9.	Stainless steel pipe warm jacket	Zhejiang Zhengkang	Utility Models Patent	2016201606102	07/27/2016
10.	A new type of metal pipe fitting	Zhejiang Zhengkang	Utility Models Patent	2016201585303	07/27/2016
11.	Three way warm jacket	Zhejiang Zhengkang	Design Patent	2016300576459	07/27/2016
12.	Warm jacket (90 degree elbow)	Zhejiang Zhengkang	Design Patent	2016300576463	07/27/2016
13.	Direct thermal cover	Zhejiang Zhengkang	Design Patent	2016300576482	09/07/2016
14.	Thin wall compression type metal pipe fitting type O sealing ring	Zhejiang Zhengkang	Utility Models Patent	2015202071764	08/05/2015
15.	Internal expansion type stainless steel pipe mouth shaping device	Zhejiang Zhengkang	Utility Models Patent	2015202074989	08/05/2015
16.	Full automatic stainless steel pipe high pressure water pressure testing machine	Zhejiang Zhengkang	Utility Models Patent	2015202070687	08/05/2015
17.	An elbow pipe automatic flat head machine	Zhejiang Zhengkang	Utility Models Patent	2015202072894	08/05/2015
18.	Full automatic steel pipe air tightness detecting machine	Zhejiang Zhengkang	Invention Patent	2014100189333	03/02/2016

19.	Full automatic steel pipe air tightness detection device	Zhejiang Zhengkang	Utility Models Patent	2014200253551	06/25/2014
20.	Loading device of full automatic steel pipe air tightness testing machine	Zhejiang Zhengkang	Utility Models Patent	2014200262086	07/16/2014
21.	Material distributing device of full automatic steel pipe air tightness detecting machine	Zhejiang Zhengkang	Utility Models Patent	2014200261789	07/16/2014
22.	Multi-station semiautomatic fitting former	Zhejiang Zhengkang	Invention Patent	201310251507X	2015.08.26
23.	Double-cone double-clamp metal pipeline connecting piece	Zhejiang Zhengkang	Utility Models Patent	2013203622036	12/18/2013
24.	Semi-automatic multi-station pipe fitting forming machine	Zhejiang Zhengkang	Utility Models Patent	2013203622017	12/18/2013
26.	Convex-ring-free self-locking and hermetic-connecting device for thin-walled stainless steel pipe	Zhejiang Zhengkang	Utility Models Patent	2011202296878	01/11/2012
27.	LGSSP connecting piece without bulge loop and adopting self-locking sealing	Zhejiang Zhengkang	Utility Models Patent	2011202296806	02/15/2012
28	Pipe Joint	Zhejiang Zhengkang	Invention Patent	2006100289799	05/12/2010
29	Convex pipe joint	Zhejiang Zhengkang	Invention Patent	2008101079922	08/31/2011
30	Elbow pipe fittings automatic flat head machine	Zhejiang Zhengkang	Invention Patent	200910097809X	09/08/2010
31	Self-sealing shaped seal	Zhejiang Zhengkang	Utility Models Patent	2016204162993	11/23/2016
32	Buckle type pipe fitting with warning device	Zhejiang Zhengkang	Utility Models Patent	2016214861265	08/18/2017
33	Automatic roll forming machine	Zhejiang Zhengkang	Utility Models Patent	2009201178720	01/13/2010

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

Trademarks

In addition, we have the right to use the following trademark registrations issued in the PRC, all of which are held by the Zhejiang Zhengkang:

No.	Registrant	Trademark	Category	Certificate Code	Valid Through	Application Area
1	Zhengkang Industrial Co., Ltd.		6	4482840	2008.2.14- 2018.2.13	Metal Sheet and Plate, Metal Door Panel, Metal Binding Strap, Metal Flange, Metal Signboard, Metal Electrode

2	Zhengkang Industrial Co., Ltd.		6	5584098	2009.6.28- 2019.6.27	Metal Sheet and Plate, Metal Pipe, Metal Partition Board, Metal Door, Metal Lock, Metal Band Hoop, Metal Screws, Metal Signboard, Metal Flange, Metal Electrode

3	Zhengkang Industrial Co., Ltd.		6	5584100	2009.10.21- 2019.10.20	Metal Sheet and Plate, Metal Partition Board, Metal Binding Strap, Metal Screws, Metal Signboarb, Metal Strecther, Metal Electrode

4	Zhengkang Industrial Co., Ltd.		11	5584101	2009.8.14- 2019.8.13	Faucet, Pipe Tap, Water Distribution Equipment, Pipeline of Medical Equipment, Plumbing Pipe and Fitting, Water Drainage Equipment, Mixer Tap, Running Water Coordination Equipment

5	Zhengkang Industrial Co., Ltd.		6	5646751	2009.7.14- 2019.7.13	Metal Pipe, Steel Bar, Metal Signboard, Railway Metal Material, Metal Clip (for cable or pipe), Metal Mould, Metal Electrode, Iron Ores, Bronze Artwork, Metal Mooring Bollards

6	Zhengkang Industrial Co., Ltd.		41	7034175	2010.10.14- 2020.10.13	School (Education) , Training, Meeting Arrangement, Book Publication, Club Service (Entertainment or Education), TV Programme Production, Lottery

7	Zhengkang Industrial Co., Ltd.		39	7034176	2010.10.14- 2020.10.13	Transportation,MarineTransportation, Truck Transportation, Air Transportation, Car Rental, Storage, Express Delivery, Travelling Agency, Pipe Transportation

8	Zhengkang Industrial Co., Ltd.	28	7034178	2010.12.28- 2020.12.27	Christmas Tree with Synthetic Material, Fishing Tackle, Fishing Pole, Swimming Pool

9	Zhengkang Industrial Co., Ltd.	20	7034179	2010.10.28- 2020.10.27	Plastic Elbow Pipe, Glass Mirror, Non-metal Plate, Drinking Straw, Non-metal Furniture Component, Non-metal Door Component

10	Zhengkang Industrial Co., Ltd.	18	7034180	2011.06.07- 2021.06.06	Leather Bag, Handbag, Travelling Coat Pocket, Umbrella, Umbrella Cover, Crutch, Leather Belt, Sausage Casing

11	Zhengkang Industrial Co., Ltd.	17	7034181	2010.11.14- 2020.11.13	Synthetic Rubber, Synthetic Resin, Asbestos Sole, Electro Insulating Material, Packge Rubber Bag, Firehose, Latex, Plexiglass

12	Zhengkang Industrial Co., Ltd.	12	7034182	2010.6.14- 2020.6.13	Railway Carriage Couplings, Air Pump, Small-size Vehicle, Bicycl, Aerial Conveyer, Luggage Carrier, Sleigh Car, Vehicle Tire, Ferry

13	Zhengkang Industrial Co., Ltd.	8	7034183	2010.10.7- 2020.10.6	Abrasive Tool, Garden Tool, Fish Spear, Shaver, Drills, Threader, Sculpting Tool, Scissor, Tableware

14	Zhengkang Industrial Co., Ltd.	42	7086004	2011.2.21- 2020.2.20	Land Vehicle, Meteorological Info, Vehicle Performance Inspection, Package Design, Interior Design

15	Zhengkang Industrial Co., Ltd.	7	7086005	2010.7.14- 2020.7.13	Vehicle Engine Radiator Tube, Machine Tool, Steam Elbow Pipe, Die-casting Mould, Sewing Machine, Leather-working Machine, Agricultural Machinery

16	Zhengkang Industrial Co., Ltd.	45	7086006	2010.8.7- 2020.8.6	Security Surveillance, Security Consulting, Dress Rental, Lock Pick, Firefighting, Intellectual Property Consulting, IP License, Software License

17	Zhengkang Industrial Co., Ltd.	36	7086007	2010.9.7- 20209.6	Life Insurance, Insurance Consulting, Financial Loan, Security Trade Information, Artwork Appraisal, Guarantee, Charitable Fund Raising, Pawn Brokerage, Cerdit Card Service

18	Zhengkang Industrial Co., Ltd.	6	7089246	2010.7.7- 2020.7.6	Metal Sheet and Plate, Metal Water Pipe, Metal Door Panel, Metal Valve, Metal Lock, Metal Band Hoop, Metal Screws, Metal Signboard, Metal Flange, Metal Pipe

19	Zhengkang Industrial Co., Ltd.	6	7154484	2010.7.21- 2020.7.20	Metal Sheet and Plate, Metal Water pipe, Metal Door Panel, Metal Valve, Metal Lock, Metal Band Hoop, Metal Screws, Metal Signboard, Metal Flange, Metal Pipe

20	Zhengkang Industrial Co., Ltd.	6	7287954	2010.12.21- 2020.12.20	Metal Sheet and Plate, Metal Water pipe, Metal Door Panel, Metal Lock, Metal Band Hoop, Metal Screws, Metal Signboard, Metal Flange, Metal Pipe

21	Zhengkang Industrial Co., Ltd.	1	13711670	2015.6.21- 2025.6.20	Industrial Graphite, Oxidation Shaft, Photographic Paper, Fire Extinguishing Composition, Flux, Metal Return Agent

22	Zhengkang Industrial Co., Ltd.	21	13716104	2015.8.21- 2025.8.20	Toothbrush, Cosmetics, Water Tank (Indoor Aquarium), Trapping Insects

23	Zhengkang Industrial Co., Ltd.	26	13712073	2015.8.21- 2025.8.20	Wigs, Needles, Garment Pads, Repaired Textiles with Heat-Bonded Patches, Linen Markers with Numbers

24	Zhengkang Industrial Co., Ltd.	40	13716264	2015.4.7- 2025.4.6	Metal Plating, Wood Making, Optical Lens Grinding, Firing Pottery

25	Zhengkang Industrial Co., Ltd.	5	13711759	2015.7.21- 2025.7.20	Dental Abrasive Powder

26	Zhengkang Industrial Co., Ltd.	6	14497890	2015.8.7- 2025.8.6	Metal Water pipe, Metal Door, Metal Binding Strap, Metal Screws, Metal Flange, Metal Sealing Cap, Metal Signboard, Metal Electrode

27	Zhengkang Industrial Co., Ltd.	9	13715937	2015.8.21- 2025.8.20	Signal Light, Movie Camera, Water Meter, Optical Product, Safety Helmet

28	Zhengkang Industrial Co., Ltd.	16	13711975	2016.5.7- 2026.5.6	Lithographic Crafts

29	Zhengfeng Industry and Trade	6	1581510	2001.6.7- 2011.6.6	Sheet Metal and Sheet Metal, Steel Strip, Metal Strip For Packaging Or Bundling, Ordinary Metal Wire, Iron Strip, Stainless Steel, Steel Strip, Ordinary Metal Hinge, Metal Rod

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

Regulation on Foreign Exchange Control and Registration of Offshore Investment by PRC Residents

See Item 10. Additional Information – D. Exchange Controls.

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

Restriction on Foreign Investment

The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2018 Version), or the Negative List, which was promulgated jointly by the Ministry of Commerce and the National Development and Reform Commission on June 28, 2018 and became effective on July 28, 2018, replaced and partly abolished the Guidance Catalogue of Industries for Foreign Investment (2017 Revision) regulating the access of foreign investors to China. Pursuant to the Negative List, foreign investors should refrain from making investing in any of prohibited sectors specified in the Negative List, and foreign investors are required to obtain the permit for access to other sectors that are listed in the Negative List but not classified as “prohibited”.

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

On January 19, 2015, China’s Ministry of Commerce issued a draft Foreign Investment Law aiming to, upon its enactment, replace the three existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. At the same time, the Ministry of Commerce published an accompanying explanatory note of the draft Foreign Investment Law, which contains important information about the draft Foreign Investment Law, including its drafting philosophy and principles, main table of contents, plans to transition to the new legal regime and treatment of business in China controlled by foreign invested enterprises. The draft Foreign Investment Law proposes an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments and, when implemented, may have a significant impact on businesses in China controlled by foreign-invested enterprises primarily through contractual arrangements, such as our business. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise. Under the draft Foreign Investment Law, variable interest entities would also be deemed as foreign-invested enterprises, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. The Ministry of Commerce solicited comments on the draft Foreign Investment Law in 2015, but no new draft has been published since then.

According to the current Special Administrative Measures for Entrance of Foreign Investment , our company’s business does not fall in any prohibited or restricted industries. If China’s Ministry of Commerce adopts a list as same as the Catalogue along with the draft, the draft will have very limited impact on our business, if any. The probability that our business will be classified as prohibited or restricted industry is very low. However, If China’s Ministry of Commerce adopts a list by our business is prohibited or restricted, and it treats our business in China as foreign investment by deciding our actual controller is Mr. Jiancong Huang who is not a Chinese citizen, we may face certain restrictions or even be prohibited to conduct business in China.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

Loans made by foreign investors as shareholders in foreign invested enterprises established in China are considered to be foreign debts and are mainly regulated by the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Pursuant to these regulations and rules, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE, but such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Under these regulations and rules, the balance of the foreign debts of a foreign invested enterprise shall not exceed the difference between the total investment and the registered capital of the foreign invested enterprise, or Total Investment and Registered Capital Balance.

The Interim Provisions of the State Administration for Industry and Commerce on the Ratio of the Registered Capital to the Total Investment of a Sino-Foreign Equity Joint Venture Enterprise was promulgated by SAIC on February 17, 1987 and effective on March 1, 1987. According to these provisions, with respect to a sino-foreign equity join venture, the registered capital shall be (i) no less than seven-tenths of its total investment, if the total investment is US$3 million or under US$3 million; (ii) no less than one-half of its total investment, if the total investment is ranging from US$3 million to US$10 million (including US$10 million), provided that the registered capital shall not be less than US$2.1 million if the total investment is less than US$4.2 million; (iii) no less than two-fifths of its total investment, if the total investment is ranging from US$10 million to US$30 million (including US$30 million), provided that the registered capital shall not be less than US$5 million if the total investment is less than US$12.5 million; and (iv) no less than one-third of its total investment, if the total investment exceeds US$30 million, provided that the registered capital shall not be less than US$12 million if the total investment is less than US$36 million.

The Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9, issued by the PBOC on January 12, 2017, provides that within a transition period of one year from January 12, 2017, the foreign invested enterprises may adopt the currently valid foreign debt management mechanism, or Current Foreign Debt Mechanism, or the mechanism as provided in PBOC Notice No. 9, or Notice No. 9 Foreign Debt Mechanism, at their own discretion. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. According to the PBOC Notice No.9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing ☐ the upper limit of risk-weighted outstanding cross-border financing. Risk-weighted outstanding cross-border financing = ☐ outstanding amount of RMB and foreign currency denominated cross-border financing × maturity risk conversion factor × type risk conversion factor + ☐ outstanding foreign currency denominated cross-border financing × exchange rate risk conversion factor. Maturity risk conversion factor shall be 1 for medium- and long-term cross-border financing with a term of more than one year and 1.5 for short-term cross-border financing with a term of less than one year. Type risk conversion factor shall be 1 for on-balance-sheet financing and 1 for off-balance-sheet financing (contingent liabilities) for the time being. Exchange rate risk conversion factor shall be 0.5. The PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises shall be 200% of its net assets, or Net Asset Limits. Enterprises shall file with SAFE in its capital item information system after entering into a cross-border financing agreement, but no later than three business days before making a withdrawal. As an example, the maximum amount of the loans that Yeelion Online, one of our PRC subsidiaries, may acquire from outside China is (i) US$9.5 million, under the total investment minus registered capital approach, which is calculated based on its total investment of US$29.5 million and registered capital of US$20 million as of September 30, 2018; and (ii) RMB959.7 million (US$139.7 million), under the net asset approach, calculated based on its net asset of RMB479.9 million (US$69.9 million) as of September 30, 2018 pursuant to PRC GAAP.

Based on the foregoing, if we provide funding to our wholly foreign owned subsidiaries through shareholder loans, the balance of such loans shall not exceed the Total Investment and Registered Capital Balance and we will need to register such loans with SAFE or its local branches in the event that the Current Foreign Debt Mechanism applies, or the balance of such loans shall be subject to the Risk-Weighted Approach and the Net Asset Limits and we will need to file the loans with SAFE in its information system in the event that the Notice No. 9 Mechanism applies. Under the PBOC Notice No. 9, after a transition period of one year from January 11, 2017, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries.

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

Regulations on Taxation

See “Item 10. Additional Information – E. Taxation – PRC Taxation.”

Regulations on Employment

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

A.	Organizational Structure

Below is a chart illustrating our current corporate structure:

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

Wenzhou Weijia Pipeline Development Co., Ltd. (“Wenzhou Weijia”) was incorporated on June 17, 2015 under the laws of the People’s Republic of China. A wholly-owned subsidiary of ZK Pipe and a wholly foreign-owned entity under the PRC laws, Wenzhou’s registered capital is USD 20,000,000  and the registered principal activities of Wenzhou Weijia including (i) technical research, (ii) technical service and sales of metal pipe and fittings, (iii) technical service and sales of light industry machinery and (iv) equipment imports and exports of goods and technology.

Zhejiang Zhengkang Industrial Co., Ltd., or formerly known as Wenzhou Yafei Valve Manufacturing Co. Ltd (“Zhejiang Zhengkang”) was incorporated on December 4, 2001 under the laws of the People’s Republic of China. Zhejiang Zhengkang’s registered and paid in capital is RMB 20,000,000. Through equity transfers, Wenzhou Weijia holds 99% of the equity interest of Zhejiang Zhengkang, with the remaining 1% held by our Chief Executive Officer, Jiancong Huang. The principal activities of Zhejiang Zhengkang include (i) manufacturing and sales of stainless steel band, copper strip, welded stainless steel pipes and fittings, pipe fittings, valve, light industry machinery and equipment and other stainless steel products and (ii) imports and exports of goods and technology.

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

XSigma Corporation (“XSigma”) was incorporated on January 18, 2018 under the laws of the British Virgin Islands. XSigma is a wholly-owned subsidiary of ZK International. It is currently not engaging in any business but an research and investment vehicle to seek opportunities that would complement and diversify the current business operations of the Company.

ZK International Uganda Limited (“ZK Uganda”) was incorporated on March 23, 2018 under the laws of the Republic of Uganda. ZK Uganda is 80% owned by ZK International, and is currently not engaging in any business but is actively bidding on governmental infrastructural projects in Uganda to seek expansion opportunities that would complement and diversify the current business operations of the Company.

Zhenglong Ecommerce was incorporated on March 15, 2018 under the laws of the People’s Republic of China. Zhenglong Ecommerce’ registered capital is RMB 5,000,000, and the paid-in capital was zero as of September 30, 2018. The registered principal activities of Zhenglong Ecommerce include sales (and online sale) of steel pipes, steel strips, pipe connections and fittings, machinery, constructive material, chemical, solar cell, electronic appliance, toys, leather goods, consumer goods, clothing; development and sale of software; IT consulting and service; design and maintenance of computer system; importing and exporting of goods and technology. Zhejiang Zhengkang owns 90% of Zhenglong Ecommerce.

B.	Property and Plants

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. We were granted land use rights for our facilities in Wenzhou, which expires on November 30, 2052. Following is a list of our properties, all of which we own the land use rights to:

Property	Duration of Land Use Rights	Space	Ground Floor Area
No. 678 Dingxiang Road, Binhai Industrial Park Economic & Technology Development Zone Wenzhou, Zhejiang Province P.R. China 325020	December 1, 2002 - November 30, 2052	19,427 m2	9,600 m2
Longlian Plaza Building #3, Yongzhong Boulevarad, 167 North Luodong Road, Suite 702, Longwan District, Wenzhou, Zhejiang Province, P.R. China	August 19, 2016 – November 12 2051	1012 m2	-
23 units of Xuri Xiaoqu, B404 Binhai Industrial Park Economic & Technology Development Zone Wenzhou, Zhejiang Province P.R. China 325020	March 31, 2003 – March 31, 2073	1377.14 m2

Our property in No. 678 Dingxiang Road, Binhai Industrial Park, Economic & Technology Development Zone, Wenzhou, Zhejiang Province, P.R. China 325020 is our central office and manufacturing facility. At this location, we have a variety of heavy equipment required to produce our steel strips, pipes and fittings, product testing equipment and laboratory equipment for research and development. Our office in Longlian Plaza, for which ownership belongs to Wenzhou Zhengfeng, is for administrative and sales purposes and contains customary office equipment. We are not aware of any environmental concerns or limitations on the use of our properties for the purposes we currently use them or intend to use them in the future.

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

Incorporated on May 13, 2015, under the laws of the British Virgin Islands (“BVI”), we primarily conduct our business through our subsidiary Zhejiang Zhengkang. Our core business focuses on providing systematic solutions to construction projects that require sophisticated piping systems. Leveraging our experience in the industry, we offer urban planners and real estate developers sophisticated pipe and fitting products and engineering expertise, enabling them to bring communities reliable and durable gas and water transmission systems. Our products are primarily sold in China, but are also exported and distributed in Europe, Africa and Southeast Asia. We have received numerous awards and recognitions domestically and internationally. Located within the Wenzhou Binhai Industrial Park, a national economic development zone, our facility occupies approximately five acres, consisting of business offices, manufacturing plants, a research and development center and storage facilities.

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

Over the past few years, we have seen significant growth of our revenue and market share. In summary, we generated a revenue and net income of $54,884,381 and $7,103,057, respectively, for the year ended September 30, 2018, an increase of 22.1% and 19.71% respectively, compared to the fiscal year ended September 30, 2017, during which we generated $44,951,740 and $5,933,688.

The following table presents an overview of our results of operations for the years ended September 30, 2018, 2017 and 2016:

	For the year ended September 30,
	2018	2017	2016
Revenues	$54,884,381	$44,951,740	$36,809,094
Cost of sales	(36,593,792)	(31,843,337)	(25,333,318)
Gross profit	18,290,589	13,108,403	11,475,776
Operating expenses:
Selling and marketing expenses	2,949,204	1,915,127	957,990
General and administrative expenses	4,071,116	1,782,318	1,599,743
Research and development costs	1,652,633	1,331,111	1,302,022
Total operating expenses	8,672,953	5,028,556	3,859,755

Operating Income	9,617,636	8,079,847	7,616,021

Other income (expenses):
Interest expenses	(1,239,170)	(1,245,385)	(1,417,745)
Interest income	10,702	24,459	51,058
Other income, net	112,099	69,772	158,797
Total other expenses, net	(1,116,369)	(1,151,154)	(1,207,890)

Income before income taxes	8,501,267	6,928,693	6,408,131

Income tax provision	(1,398,210)	(995,005)	(1,105,440)

Net income	$7,103,057	$5,933,688	$5,302,691
Net income attributable to non-controlling interests	(84,943)	(59,412)	(53,154)

Net income attributable to ZK International Group Co., Ltd.	7,018,114	5,874,276	$5,249,537

Net income	7,103,057	$5,933,688	$5,302,691

Other comprehensive income (loss):
Foreign currency translation adjustment	(818,468)	272,237	(403,865)

Total comprehensive income	$6,284,589	$6,205,925	$4,898,826

Revenue

We generated revenue of $54,884,381 for the fiscal year ended September 30, 2018, as compared to $44,951,740 for the fiscal year ended September 30, 2017. The increase in revenue is primarily due to our company getting more market share of this industry and more government projects to replace the underground pipes and to improve local water supply systems.

We generated $44,951,740 in revenue for the fiscal year ended September 30, 2017, as compared to $36,809,094 for the fiscal year ended September 30, 2016. The increase in revenue is primarily due to our customers getting more government projects to replace the underground pipes and to improve local sewer systems.

Cost of Revenues

Total cost of revenue was $36,593,792 for the fiscal year ended September 30, 2018, compared to $31,843,337 for the fiscal year ended September 30, 2017. Total cost of revenue as a percentage of revenue decreased by 4.16% to 66.67% for the fiscal year ended September 30, 2018 compared to 70.84% for the fiscal year ended September 30, 2017. The decrease is primarily due to the improvement of our manufacturing technique which lowered our defect rate and thus decreased the cost of the production.

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

Selling and Marketing Expenses

We incurred $2,949,204 in selling and marketing expenses for the fiscal year ended September 30, 2018, compared to $1,915,127 for the fiscal year ended September 30, 2017. Selling and marketing expenses increased by $1,034,077, or 54%, during the fiscal year ended September 30, 2018 compared to the fiscal year ended September 30, 2017. This increase is primarily due to increases in freight expenses, advertising expenses, and compensation for the additional sales personnel we hired during the year.

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

General and Administrative expenses

We incurred $4,071,116 in general and administrative expenses for the fiscal year ended September 30, 2018, compared to $1,782,318 for the fiscal year ended September 30, 2017. General and administrative expenses increased by $2,288,798, or 128.42%, for the fiscal year ended September 30, 2018 compared to the fiscal year ended September 30, 2017. The increase is primarily due to the increase in legal and other expenses related to SEC regulation compliance and the increase in payroll, welfare and travelling expenses related to our operating expansion.

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

Research and Development Expenses

We incurred $1,652,633 in research and development expenses for the fiscal year ended September 30, 2018, compared to $1,331,111 for the fiscal year ended September 30, 2017. R&D expenses increased by $321,522, or 24.15%, for the fiscal year ended September 30, 2018 compared to the fiscal year ended September 30, 2017. The increase was primarily due to the increased research staff salary and expenses relating to the materials and equipment we use to conduct our research for our new products. Management is committed to expanding our research and development activities to enhance competitive advantage.

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

Income from operations

As a result of the factors described above, operating income was $9,617,636 for the fiscal year ended September 30, 2018, compared to operating income of $8,079,847 for the fiscal year ended September 30, 2017, an increase of operating income of $1,537,789, or approximately 19.03%.

As a result of the factors described above, operating income was $8,079,847 for the fiscal year ended September 30, 2017, compared to operating income of $7,616,021 for the fiscal year ended September 30, 2016, an increase of operating income of $463,826, or approximately 6.09%.

Other expenses

Our interest income and expenses were $10,702 and $1,239,170, respectively, for the fiscal year ended September 30, 2018, compared to interest income and expenses of $24,459 and $1,245,385, respectively, for the fiscal year ended September 30, 2017. The decrease of interest expense is primarily due to the decrease of bank loan incurred during 2018 fiscal year. We also had other income of $112,099 for the fiscal year ended September 30, 2018 compared to other income of $69,772 for the fiscal year ended September 30, 2017.

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

Income Tax

We incurred income tax expense of $1,398,210 for the fiscal year ended September 30, 2018, compared to $995,005 for the fiscal year ended September 30, 2017. The increase is primarily attributable to the increased operating profit.

We incurred income tax expense of $995,005 for the fiscal year ended September 30, 2017, compared to $1,105,440 for the fiscal year ended September 30, 2016. The decrease is primarily attributable to the taxation adjustments related to R&D expenses made according to PRC Tax Law, which results from approximately $0.2 million tax deduction.

Net Income

As a result of the factors described above, our net income for the fiscal year ended September 30, 2018 was $7,103,057 compared to net profit of $5,933,688 for the fiscal year ended September 30, 2017, an increase in profit of $1,169,369. Our net income for the fiscal year ended September 30, 2017 was $5,933,688 compared to net profit of $5,302,691 for the fiscal year ended September 30, 2016, an increase in profit of $630,997.

Foreign currency translation

Our consolidated financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiaries is RMB. Results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period and equity is translated at historical exchange rates. Translation adjustments resulting from the process of translating the financial statements denominated in RMB into U.S. dollars are included in determining comprehensive income. Our foreign currency translation loss for the fiscal year ended September 30, 2018 was $818,468, compared to a foreign currency gain of $272,237 for the fiscal year ended September 30, 2017, a decrease of $1,090,705. The decrease is primarily due to the depreciation of RMB against the U.S. dollars. Our foreign currency translation gain for the fiscal year ended September 30, 2017 was $272,237, compared to a foreign currency loss of $403,865 for the fiscal year ended September 30, 2016, an increase of $676,102. The increase is primarily due to the appreciation of RMB against the U.S. dollars.

B.	Liquidity and Capital Resources

As of September 30, 2018, 2017 and 2016 we had cash and cash equivalents of $7,682,589, $11,278,475, and $123,649 respectively. The significant increase of cash in 2017 fiscal year is primarily contributed by our financing activities, including private placement and IPO. We believe that our current cash, cash to be generated from our operations and access to capital market will be sufficient to meet our working capital needs for at least the next twelve months. However, we do not have any amounts committed to be provided by our related party. We are also not dependent upon future financing to meet our liquidity needs for the next twelve months. However, we plan to expand our business to implement our growth strategies in the water supply market and strengthen our position in the marketplace. To do so, we may need more capital through equity financing to increase our production and meet market demands.

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

Cash Flow Summary

	Years ended September 30,
	2018	2017	2016
Net cash provided by (used in) operating activities	$(2,234,995)	$1,146,282	$(1,201,109)
Net cash provided by (used in) investing activities	(710,275)	(161,856)	(123,945)
Net cash provided by (used in) financing activities	(986,029)	9,968,964	840,501
Effect of exchange rate changes on cash	335,413	201,436	(18,589)
Net increase (decrease) in cash	$(3,595,886)	$11,154,826	$(503,142)
Cash at beginning of period	11,278,475	123,649	626,791
Cash at end of period	$7,682,589	$11,278,475	$123,649

Operating Activities:

Net cash used in operating activities for the year ended September 30, 2018 was approximately $2.23 million, which was primarily attributable to a net profit approximately $7.1 million, adjusted for non-cash items for approximately $0.66 million and adjustments for changes in working capital approximately $9.99 million. The adjustments for changes in working capital mainly included:

(i)	Increase in accounts receivable of approximately $7.2 million – our accounts receivable increased significantly due to the increased credit sales in 2018 compared to in 2017 despite that we had shorter collection cycle during 2018 fiscal year. For the fiscal year ended September 30, 2018, we had an overall sales outstanding of 180 days compared with 193 days in 2017. Compared with 2017 fiscal year, we generated more revenue from construction companies that carry public utility projects, such as municipal water and gas supply pipeline and the typical payment term with those customers is 6 months. These construction projects are typically funded by the local governments. Our customers usually get small progress payments throughout the construction period and a larger payment until the inspection is done and when the projects are completed. When our customers request for payment extension, we carefully review the background of the projects and the status of each construction project. We only grant payment extension to our customers when they have healthy financial standings, have no records of delinquent payments and can demonstrate their ability to continuing making the payments. Our management team believes that the risk of writing off the accounts receivable is low because of the involvement of local municipalities.

(ii)	Increase in inventories of approximately $9.1 million – we have more inventories in stock because: 1) we believe the cost of the raw materials will increase so we purchased more to hedge price fluctuation, and 2) due to limited production capability we outsourced some productions to third parties for initial processing to reduce workload and speed delivery, and as of September 30, 2018 we have approximately $4 million inventory in outsourcing facilities;

(iii)	Decrease in advances to suppliers of approximately $1.6 million for the year ended December 31, 2018 as compared to fiscal 2017;

(iv)	Increase in advance from customers of approximately $1.56 million for the year ended December 31, 2018 as compared to fiscal 2017;

(v)	Increase in income tax payable of approximately $1.35 million for the year ended December 31, 2018 as compared to fiscal 2017.

Net cash provided by operating activities for the year ended September 30, 2017 was approximately $1.1 million, which was primarily attributable to a net profit approximately $5.9 million, adjusted for non-cash items for approximately $0.58 million and adjustments for changes in working capital approximately $5.4 million. The adjustments for changes in working capital mainly included:

(i)	Decrease in accounts receivable of approximately $2.4 million – our accounts receivable decreased significantly due to receivable collection from completed projects. For the fiscal year ended September 30, 2017, we had an overall sales outstanding of 193 days compared with 194 days in 2016. Since fiscal year ended September 30, 2015, we supplied products for construction companies that carry public utility projects, such as municipal water and gas supply pipeline and the typical payment term with those customers is 6 months. These construction projects are typically funded by the local governments. Our customers usually get small progress payments throughout the construction period and a larger payment until the inspection is done and when the projects are completed. When our customers request for payment extension, we carefully review the background of the projects and the status of each construction project. We only grant payment extension to our customers when they have healthy financial standings, have no records of delinquent payments and can demonstrate their ability to continuing making the payments. Our management team believes that the risk of writing off the accounts receivable is low because of the involvement of local municipalities.

(ii)	Increase in inventories of approximately $3.5 million – we have more inventories in stock because: 1) we believe the cost of the raw materials will increase so we purchased more to stock up, and 2) we expect we will receive more orders from our customers so we stocked more materials. For the fiscal year ended September 30, 2017, we had an inventory turnover ratio of 3.86 times compared with 4.09 times in fiscal year ended September 30, 2016. The decrease in inventory turnover ratio is mainly due to our increased inventory in stock to hedge raw material price fluctuation and shorten delivery lead time. ;

(iii)	Increase in advances to suppliers of approximately $6.2 million – Because of the increase of our order for materials, our suppliers required us making more deposits;

(iv)	Decrease in accounts payables of approximately $0.42 million, primarily because of the increase of our advance to suppliers which is applied against trade accounts payable;

(v)	Increase in advance from customers of approximately $0.28 million – because of additional orders from our customers, we required more deposits from the customers;

(vi)	Increase in income tax payable of approximately $0.98 million – due to higher taxable income in fiscal year ended September 30, 2017 compared to fiscal year ended September 30, 2016.

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

Investing Activities:

Net cash used in investing activities was $710,275 for the year ended September 30, 2018. It was primarily attributable to the purchase of new equipment and operating software for production needs during the fiscal year.

Net cash used in investing activities was $161,856 for the year ended September 30, 2017. It was primarily attributable to the purchase of new equipment for production needs during the fiscal year.

Net cash used in investing activities was $123,945 for the year ended September 30, 2016. It was primarily attributable to the purchase of new equipment for production needs during the fiscal year.

Financing Activities:

Net cash used in financing activities was approximately $986,029 for the year ended September 30, 2018. It was primarily attributable to the proceeds from related parties of 5,665,914, long-term deposit pledged to third parties with an amount of 4,444,170, and net repayments of the short-term bank loans for an amount of $1,473,208.

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

Credit Facility

In addition to equity financing, we mainly finance our operations through short-term revolving loans provided by a syndicate of banks, as listed in the table below. As of September 30, 2018, we had 23 outstanding short-term loans provided by eight (8) banks, totaling RMB 132,350,000 in the aggregate, or approximately $19.27 million. Each of these borrowings has a term of six months to one year and, as per our agreement with these banks, all of the loans are expected to be renewed and funds can be accessed immediately when the outstanding principal and interest are repaid in full. This ensures that each loan can be repaid on time by both our working capital and the fund released from the other revolving loans. Most of our loans have fixed interest rate, while some loans are subject to variable interest rate, that are indicated in the table below. The weighted average annual interest rates were 6.12% and 5.99% for the years ended September 30, 2018 and 2017, respectively.

Short-term bank borrowings consisted of the following at September 30, 2018:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank - Longwan Branch	6,190,000	901,281	12/1/2017	11/25/2018	6.00%
Agricultural Bank - Longwan Branch	8,000,000	1,164,822	1/18/2018	12/5/2018	6.00%
Agricultural Bank - Longwan Branch	7,580,000	1,103,669	1/18/2018	10/8/2018	6.00%
Agricultural Bank - Longwan Branch	8,700,000	1,266,744	1/29/2018	1/5/2019	6.22%
Agricultural Bank - Longwan Branch	4,300,000	626,092	8/16/2018	8/15/2019	6.09%
Agricultural Bank - Longwan Branch	5,750,000	837,216	8/21/2018	8/1/2019	6.09%
Agricultural Bank - Longwan Branch	6,000,000	873,617	9/27/2018	9/1/2019	6.09%
Bank of China	4,250,000	618,812	4/3/2018	4/2/2019	5.27%
Bank of China	6,800,000	990,099	4/3/2018	4/2/2019	5.27%
China Merchants Bank	15,000,000	2,184,042	12/12/2017	12/6/2018	5.44%
China Merchants Bank	1,500,000	218,404	2/8/2018	12/1/2018	5.66%
Industrial Bank	6,500,000	946,419	12/6/2017	12/3/2018	6.50%
Industrial Bank	3,000,000	436,809	12/7/2017	11/27/2018	6.00%
Industrial Bank	5,500,000	800,815	12/8/2017	11/20/2018	6.45%
China Minsheng Bank	4,000,000	582,411	6/28/2018	3/31/2019	5.44%
China Minsheng Bank	2,200,000	320,326	6/28/2018	3/31/2019	5.44%
Ping An Bank	6,200,000	902,737	9/25/2018	9/25/2019	7.96%
CZBANK	3,500,000	509,610	4/20/2018	10/19/2018	6.53%
CZBANK	6,000,000	873,617	4/19/2018	10/18/2018	6.48%
CZBANK	6,000,000	873,617	4/17/2018	10/16/2018	6.53%
CZBANK	1,500,000	218,404	4/19/2018	10/18/2018	6.50%
Bank of Communications	9,000,000	1,310,425	9/10/2018	9/7/2019	6.34%
CZBANK	4,880,000	710,542	4/26/2018	4/26/2019	4.35%
Total	132,350,000	19,270,530

Short-term bank borrowings consisted of the following at September 30, 2017:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Sate	Interest
Agricultural Bank	5,580,000	838,530	1/13/2017	1/12/2018	5.44%
Agricultural Bank	8,700,000	1,307,386	1/18/2017	1/17/2018	5.66%
Agricultural Bank	5,750,000	864,077	8/17/2017	8/16/2018	5.44%
Agricultural Bank	4,300,000	646,179	8/14/2017	8/13/2018	5.44%
Agricultural Bank	6,000,000	901,645	9/22/2017	9/21/2018	5.65%
Agricultural Bank	6,190,000	930,198	12/16/2016	12/11/2017	4.79%
Agricultural Bank	10,000,000	1,502,742	1/10/2017	1/9/2018	4.79%
Minsheng Bank	4,350,000	653,693	6/30/2017	6/30/2018	5.44%
Minsheng Bank	3,250,000	488,391	6/30/2017	6/30/2018	5.44%
Industrial Bank	6,500,000	976,783	9/4/2017	12/4/2017	*6.50%
Zhejiang Commerce Bank	6,000,000	901,645	7/27/2017	4/20/2018	7.50%
Zhejiang Commerce Bank	1,500,000	225,411	7/28/2017	4/20/2018	7.50%
Bank of China	8,550,000	1,284,845	4/10/2017	3/29/2018	4.79%
Industrial Bank	6,500,000	976,783	9/5/2017	12/20/2017	*6.50%
Zhejiang Commerce Bank	10,500,000	1,577,880	7/28/2017	4/20/2018	7.50%
Pingan Bank	7,960,000	1,196,183	9/27/2017	9/25/2018	*6.09%
CMBC	5,400,000	811,481	12/20/2016	12/11/2017	5.44%
CMBC	5,990,000	900,143	12/20/2016	12/11/2017	5.44%
CMBC	5,000,000	751,371	12/20/2016	12/11/2017	5.44%
CMBC	410,000	61,612	12/22/2016	12/11/2017	5.52%
Bank of China	1,490,000	223,909	4/10/2017	3/29/2018	4.79%
Bank of China	2,760,000	414,757	4/10/2017	3/29/2018	4.79%
Industrial Bank	5,000,000	751,371	9/6/2017	12/14/2017	*6.50%
Bank of Communications	3,000,000	450,823	5/10/2017	11/13/2017	7.60%
Bank of Communications	3,000,000	450,823	4/18/2017	11/13/2017	7.12%
Bank of Communications	3,000,000	450,823	4/14/2017	11/13/2017	6.30%
Bank of Communications	3,000,000	450,823	4/19/2017	11/13/2017	7.60%
Bank of Communications	2,300,000	345,632	5/11/2017	11/13/2017	7.60%
Total	141,980,000	21,335,938

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

	Fiscal Year Ended September 30,
Pledged Assets:	2018	2017	2016
Term Deposit	728,014
Buildings, net	4,583,560	3,611,529	3,704,284
Land use rights, net	431,621	457,391	468,148
Machinery, net	154,795	281,355	303,856
Inventory	1,674,432
Total	7,572,422	4,350,275	4,476,288

C. Research and development, patents and licenses

Research and Development

For the years ended September 30, 2018, 2017, and 2016 we spent $1,652,633, $1,331,111 and $1,302,022 respectively, on R&D. We anticipate that we will focus our research and development efforts on improving existing products and developing new technology in the coming years.

The Research and Development team has 14 dedicated researchers and analysts focusing on mechanical design, mechatronics, CAD design, mold design and welding. Quality control is an important aspect of the team’s work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value for the Company.

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

E. Off-balance Sheet Arrangements

There were no off-balance sheet arrangements for the fiscal year ended September 30, 2018, 2017 or 2016, or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2018:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Short-term bank loans*	$19,270,530	$19,270,530	$-	$-	$-
Total	$19,270,530	$19,270,530	$-	$-	$-

*    The numbers in the table are principle only and exclude interest payable.

G. Safe Harbor

See “SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.”

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Name	Age	Position(s)
Jiancong Huang	55	Chief Executive Officer and Chairman of the Board
Shaochai Yang	38	Chief Financial Officer
Di Chen	28	Secretary
Guolin Wang	50	Director
Min Ni	43	Independent Director & Chairman of the Audit Committee
Lie Cao	41	Independent Director
Linge Zhou	40	Independent Director

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

Director Compensation—For the fiscal years ended September 30, 2018 and 2017

During the fiscal years ended September 30, 2018 and 2017, no member of our board of directors, except the Non-Employee Directors as described below, received compensation in their capacity as directors.

Director Compensation—Non-Employee Directors

On May 10, 2017, we entered into service agreement with our independent directors. We have agreed to pay Lie Cao and Linge Zhou cash compensation of $12,000 per year and our audit committee chairman Min Ni cash compensation of $15,200 per year. The salaries are paid quarterly with payroll dates on February 10, May 10, August 10 and November 10 in each year. For the fiscal year ended September 30, 2017, we did not make payment either as the first payment was deferred to November 2017, which would be accounted during the fiscal year ended September 30, 2018.  For the fiscal year ended September 30, 2018, we paid salaries for 5 quarters, including deferred one quarter salary that should have been paid in 2017 fiscal year, to the three independent directors.

Executive Compensation

Effective on May 22, 2017, our compensation committee is responsible to determine the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. Each of the named officers will be measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our compensation committee has adopted a charter for determining the amount of compensation paid to our executive officers. The compensation committee will make an independent evaluation of appropriate compensation to key employees, with input from management and has oversight of executive compensation plans, policies and programs.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the fiscal years ended September 30, 2018, 2017, and 2016.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Jiancong Huang (1)	2018	73,393	0	0	0	73,393
Chief Executive Officer	2017	73,393	0	0	0	73,393
	2016	76,531	0	0	0	76,531
Shaochai Yang (2)	2018	15,853	3,611	0	0	19,464
Chief Financial Officer	2017	15,853	3,611	0	0	19,464
	2016	0	0	0	0	0
Di Chen	2018	7,046	3,523	0	0	10,569
Secretary	2017	7,046	3,523	0	0	10,569
	2016	0	0	0	0	0

(1)	We entered into an indefinite employment agreement with Jiancong Huang on April 15, 2016. Pursuant to the agreement, Mr. Huang has accepted the position of Chief Executive Officer and we have agreed to pay Mr. Huang an annual salary of RMB 500,000 (approximately $76,531).

(2)

We entered into a three-year employment agreement with Shaochai Yang on February 4, 2017. Pursuant to the agreement, Ms. Yang has accepted the position of Chief Financial Officer and we have agreed to pay Ms. Yang an annual salary of RMB 108,000 (approximately $15,853) with additional annual bonus and/or allowance of RMB 24,600 (approximately $3,611).

(3)

We entered into a three-year employment agreement with Di Chen on January 1, 2017. Pursuant to the agreement, Mr. Chen has accepted the position of Secretary and we have agreed to pay Mr. Chen an annual salary of RMB 48,000 (approximately $7,046) with additional annual bonus and/or allowance of RMB 24,000 (approximately $3,523).

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

C. Board Practices

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

Corporate Governance

The business and affairs of the company are managed under the direction of our Board. We have conducted Board meetings regularly since inception. Each of our directors has attended all meetings either in person, via telephone conference, or through written consent for special meetings. In addition to the contact information in this annual report, the Board has adopted procedures for communication with the officers and directors on May 22, 2017. Stockholders will be given specific information on how he/she can direct communications to the officers and directors of the Company at our annual stockholders’ meetings. All communications from stockholders are relayed to the members of the Board.

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

•	Audit Committee: Min Ni (Chair), Linge Zhou, Lie Cao
•	Compensation Committee: Min Ni (Chair), Linge Zhou, Lie Cao
•	Nomination Committee: Lie Cao (Chair), Min Ni, Linge Zhou
•	Governance Committee: Linge Zhou (Chair), Lie Cao, Min Ni,
•	Enterprise Risk Oversight Committee: Jiancong Huang (Chair), Lie Cao, Min Ni, Linge Zhou, Guolin Wang

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

Copy of our committee charters available on our corporate investor relations website at www.zkinternationalgroup.com.

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

D. Employees

As of September 30, 2018, we employ a total of 377 employees working in departments including 7 within management, 14 within the Research and Development Department, 197 within the Production Department, 95 within the Sales Department and 64 within the Administrative Support Department.  Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages. We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. All of our employees are covered by worker compensation insurance arising from any job-related injuries. With respect to retirement benefits, as most of our employees are from other cities outside of Wenzhou where their retirement insurance are registered locally at their respective hometowns. The authorities in Wenzhou has instead required companies in Wenzhou to increase their coverage for Migrant Workers Medical Insurance in order to improve workers’ employment welfare. We have 377 employees, of which 47% of our employees are covered by the five statutory social benefits, and 100% are covered by Occupational Injury Insurance.  Companies are not required to make contribution to the local Housing Pension in Wenzhou for the employees and since most employees are from other regions outside of Wenzhou, most of them have opted out. Currently, we are making contribution to the Housing Pension for six employees.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of January 23, 2019 by:

•	Each person who is known by us to beneficially own more than 5% of our outstanding Ordinary Shares;
•	Each of our director, director nominees and named executive officers; and
•	All directors and named executive officers as a group.

The number and percentage of Ordinary Shares beneficially owned are based on 16,558,037 Ordinary Shares issued and outstanding as of January 23, 2019. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of January 23, 2019 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at No. 678 Dingxiang Road, Binhai Industrial Park, Economic & Technology Development Zone, Wenzhou, P.R. China 325020. As of January 23, 2019, we have 139 shareholders of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership (1)	Percentage Ownership (2)
Directors and Named Executive Officers:
Jiancong Huang, Chief Executive Officer and Chairman (3) (4)	9,214,962	55.65%
Shaochai Yang, Chief Financial Officer	0	0%
Di Chen, Secretary	0	0%
Guolin Wang, Director (4)	1,800,000	10.87%
Min Ni, Director	0	0%
Lie Cao, Director	0	0%
Linge Zhou, Director	0	0%
All directors and executive officers as a group (7 persons)	9,214,962	55.65%

5% Beneficial Owners:
Mingjie Wang (4)	1,800,000	10.87%

(1) Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares. All shares represent only ordinary shares held by shareholders as no options are issued or outstanding.

(2) Calculation based on 16,558,037 Ordinary Shares issued and outstanding as of January 23, 2019.

(3) Mr. Huang individually holds 5,434,962 ordinary shares of the Company. He has been appointed as proxy for shares held by individuals noted in footnote (4).

(4) Individuals who entered into an agreement to vote in concert in ZK International on May 13, 2015. There is another individual holding 180,000 ordinary shares as of January 23, 2019 who is also a party to the agreement. Pursuant to the agreement, which has a term of 20 years from its effective date of May 13, 2015, if the parties are unable to reach a unanimous consent in relation to the matters requiring action in concert, a decision made by more than 50% of the voting rights of the parties will be deemed a decision unanimously passed by all parties and will be binding on all parties.

Affiliates

Pacific Seaboard Investments Ltd. (“Pacific Seaboard”) is a consultant to the Company and/or its majority shareholders. Its president Saleem Mohamed has control and dispositive power of 58,000 ordinary shares of our company held by Pacific Seaboard and may be deemed as an affiliate of the company. There is no related party transaction between Pacific Seaboard and the Company.

B.	Related Party Transactions

Net amounts due to related parties consisted of the following as of September 30, 2018, 2017, and 2016:

		As of September 30,
Accounts	Name of related parties	2018	2017	2016

Related party payables	Shareholder, HUANG Jian Cong	$3,584,216	$7,911,720	$1,662,160
Related party payables	Other Affiliates of the Company	110,253	-	-
Total due to related parties		$3,694,469	$7,911,720	$1,662,160

 This represented unsecured, interest free borrowings between the Company and the shareholders. As the majority shareholder of the Company, Jiancong Huang has made his personal funds available to use for working capital needs. The borrowings are mainly for the company to purchase raw materials for productions.

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

During 2010, we entered into two loan agreements with Raozhou Dianli Ltd and Xianjin Cao, and advanced RMB 9 million on the first loan and RMB 1.5 million on the second loan, totaled RMB 10.5 million (approximately USD 1.52 million). The terms of these two loans are both one year. Both borrowers defaulted without making any repayment when the terms expired. We later sued these two parties and, pursuant to the final judgement ruled by Jiangsu High People’s Court, are entitled to a repayment of RMB 10.5 million plus interest with an interest rate that is four times higher than the normal interest rate in the corresponding period. The claim has been secured by real estate assets of Raozhou Dianli Ltd, which has been seized by the Court and has an appraised value of RMB 143.1 million, or about USD 21.5 million as of September 19, 2017, according the recent appraisal report, which is much higher than our claim. We are listed as the first-in-line creditor and the management believes that we will receive repayment of RMB 10.5 million plus the outstanding interest. We recorded the entire RMB 10.5 million as Other Receivable. As of September 30, 2018, 2017 and 2016, the outstanding balance is RMB4.4 million (USD0.64 million), RMB7.4 million (USD1.1 million) and RMB 7.4 million (USD 1.1 million) , respectively.

In the opinion of the management, after consultation with the Company’s legal counsel, the management believes it is probable the balance will be collected as the debtor has real properties worth much more than the debt owed to the Company. There were no legal matters that are likely to have a material adverse effect on the Company’s financial position as of September 30, 2018 and 2017 and the results of operations or cash flows for the years ended September 30, 2018 and 2017.

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

A. Offer and listing details

Our ordinary shares have been listed on the Nasdaq Capital Market since September 1, 2017 under the symbol “ZKIN.” The table below shows, for the periods indicated, the high and low market prices for our shares.

	Market Price Per Share
	High	Low
Quarterly:
September 1, 2017 to September 30, 2017	$10.50	$7.50
October 1, 2017 to December 31, 2017	$16.00	$6.70
January 1, 2018 to March 30, 2018	$12.85	$6.55
April 1, 2018 to May 31, 2018	$7.51	$3.17
June 1, 2018 to September 30, 2018	$4.73	$2.67
October 1, 2018 to December 31, 2018	$3.69	$1.25
January 1, 2019 to January 30, 2019	$1.86	$1.41

B. Plan of distribution

Not applicable for annual reports on Form 20-F.

C. Markets

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “ZKIN.”

D. Selling shareholders

Not applicable for annual reports on Form 20-F.

E. Dilution

Not applicable for annual reports on Form 20-F.

F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10.	Additional Information

A. Share capital

Not applicable for annual reports on Form 20-F.

B. Memorandum and articles of association

ZK International was incorporated on May 13, 2015 under the BVI Companies Act, 2004 as a company limited by shares. We are authorized to issue 50,000,000 ordinary shares with no par value. As of January 23, 2019, there are 16,558,037 ordinary shares issued and outstanding.

Our memorandum and articles of association do not permit a director to decide what compensation he or she will receive. All decisions about the compensation of directors will be recommended by the compensation committee, upon its formation, and approved by the board of directors as a whole, both acting only when a quorum of members is present.

The following are summaries of the material provisions of our memorandum and articles of association and the BVI Act, insofar as they relate to the material terms of our ordinary shares.

Description of Ordinary Shares

General

All of our issued ordinary shares are fully paid and non-assessable. Each holder of ordinary shares is entitled to a certificate specifying the number of ordinary shares held by him, her or it. Our shareholders who are non-residents of the British Virgin Islands may freely hold and vote their ordinary shares.

Listing

Our ordinary shares have been listed on the Nasdaq Capital Market since September 1, 2017 under the symbol “ZKIN.”

Transfer Agent and Registrar

The transfer agent and registrar for the ordinary shares is Securities Transfer Corporation, 2901 N Dallas Parkway, Suite 380, Plano, Texas 75093.

Distributions

The holders of our ordinary shares are entitled to such dividends or other distributions as may be authorised by our board of directors, subject to the BVI Act and our memorandum and articles of association.

Shareholders' voting rights

Any action required or permitted to be taken by the shareholders must be taken at a duly called meeting of the shareholders entitled to vote on such action. At each meeting of shareholders, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each ordinary share which such shareholder holds. An action that may be taken by the shareholders at a meeting may also be taken by a resolution of shareholders consented to in writing.

Election of directors

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. The laws of the British Virgin Islands do not specifically prohibit or restrict the creation of cumulative voting rights for the election of our directors. Cumulative voting is not a concept that is accepted as a common practice in the British Virgin Islands, and we have made no provisions in our memorandum and articles of association to allow cumulative voting for elections of directors.

Meetings of Shareholders

Any of our directors may convene a meeting of shareholders at any time and in any manner and place the director considers necessary or desirable. The director convening a meeting must not give less than seven days' notice of the meeting to those shareholders whose names appear as shareholders in the register of shareholders on the date of the notice and are entitled to vote at the meeting, and the other directors. Our board of directors must convene a meeting of shareholders upon the written request of shareholders entitled to exercise 30% or more of the voting rights in respect of the matter for which the meeting is requested within 28 days of receiving the written request. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

The quorum for a meeting of shareholders is duly constituted if, at the beginning of the meeting, there are present in person or by proxy not less than 50% of the votes of the shares (or class or series of shares) entitled to vote on the resolutions to be considered at the meeting. A quorum may comprise a single shareholder or proxy. If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of the shareholders, will be dissolved. In any other case, it will stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitle to vote on the matter to be considered by the meeting, those present will constitute a quorum but otherwise the meeting will be dissolved.

Meetings of directors

Our business and affairs are managed by our board of directors who make decisions by voting on resolutions of directors. Our directors are free to meet at such times and in such manner and places within or outside the BVI as they determine to be necessary or desirable. A director must be given not less than 3 days’ notice of a meeting of directors. At any meeting of directors, a quorum will be present if not less than one half of the total number of directors is present, unless there are only 2 directors in which case the quorum is 2. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by a majority of the directors.

A person other than an individual which is a shareholder may by a resolution of its directors or other governing body authorise any individual it thinks fit to act as its representative at any meeting of shareholders. The authorized representative shall be entitled to exercise the same powers on behalf of the person which he represents as that person could exercise if it were an individual.

Protection of minority shareholders

We would normally expect British Virgin Islands courts to follow English case law precedents, which would permit a minority shareholder to commence a representative action, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority by parties in control of us, (3) an infringement of individual rights of the minority shareholder (such as the right to vote and pre-emptive rights), and (4) an irregularity in the passing of a resolution which requires a special or extraordinary majority of the shareholders.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new ordinary shares under either British Virgin Islands law or our memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions in our memorandum and articles of association and applicable securities laws, any of our shareholders may transfer all or any of his or her ordinary shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may not resolve to refuse or delay the transfer of any ordinary share unless the shareholder has failed to pay an amount due in respect of it.

Liquidation

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay all amounts paid to us on account of the issue of shares immediately prior to the winding up, the excess shall be distributable pari passu among those shareholders in proportion to the amount paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the amounts paid to us on account of the issue of shares, those assets shall be distributed so that, to the greatest extent possible, the losses shall be borne by the shareholders in proportion to the amounts paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up, the liquidator appointed by us may, in accordance with the BVI Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

Calls on ordinary shares and forfeiture of ordinary shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified date of payment. Where such a notice has been issued its requirements have not been complied with, the directors may, at any time before the tender of payment, forfeit and cancel the ordinary shares to which the notice relates.

Redemption of ordinary shares

Subject to the provisions of the BVI Act, our board of directors may authorise the issuance of shares at such times, to such persons, for such consideration and on such terms as they may determine by a resolution of directors, subject to the BVI Act, our memorandum and articles of association and any applicable requirements imposed from time to time by the SEC, The Nasdaq Capital Market or any recognized stock exchange on which our securities are listed.

Variation of rights

All or any of the rights attached to any class of shares may subject to the provisions of the BVI Act be varied only with the consent in writing of, or a resolution passed at a meeting by the holders of more than 50% of the issued shares of that class.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by resolution of our board of directors:

•	amend our memorandum of association to increase or decrease the maximum number of shares we are authorized to issue;
•	subject to our memorandum of association, divide our authorized and issued shares into a larger number of shares; and
•	subject to our memorandum of association, combine our authorized and issued shares into a smaller number of shares.

Inspection of books and records

Under the BVI Act, holders of our ordinary shares are entitled, upon giving written notice to us, to inspect (i) our memorandum and articles of association, (ii) our register of shareholders, (iii) our register of directors and (iv) minutes of meetings and resolutions of our shareholders, and to make copies and take extracts from these documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests.

Rights of non-resident or foreign shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional ordinary shares

Our memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from authorized but unissued shares, to the extent available, at such times, to such persons, for such consideration and on such terms as they may determine by a resolution of directors.

C. Material contracts

We have not entered into any material contracts other than in the ordinary course of business and otherwise described elsewhere in this annual report.

D. Exchange controls

PRC Laws and Regulations relating to Foreign Exchange

General administration of foreign exchange

The principal regulation governing foreign currency exchange in the PRC is the Administrative Regulations of the PRC on Foreign Exchange (the “Foreign Exchange Regulations”), which were promulgated on January 29, 1996, became effective on April 1, 1996 and were last amended on August 5, 2008. Under these rules, Renminbi is generally freely convertible for payments of current account items, such as trade- and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as capital transfer, direct investment, investment in securities, derivative products or loans unless prior approval by competent authorities for the administration of foreign exchange is obtained. Under the Foreign Exchange Regulations, foreign-invested enterprises in the PRC may purchase foreign exchange without the approval of SAFE to pay dividends by providing certain evidentiary documents, including board resolutions, tax certificates, or for trade- and services-related foreign exchange transactions, by providing commercial documents evidencing such transactions.

Circular No. 75, Circular No. 37 and Circular No. 13

Circular 37 was released by SAFE on July 4, 2014 and abolished Circular 75 which had been in effect since November 1, 2005. Pursuant to Circular 37, a PRC resident should apply to SAFE for foreign exchange registration of overseas investments before it makes any capital contribution to a special purpose vehicle, or SPV, using his or her legitimate domestic or offshore assets or interests. SPVs are offshore enterprises directly established or indirectly controlled by domestic residents for the purpose of investment and financing by utilizing domestic or offshore assets or interests they legally hold. Following any significant change in a registered offshore SPV, such as capital increase, reduction, equity transfer or swap, consolidation or division involving domestic resident individuals, the domestic individuals shall amend the registration with SAFE. Where an SPV intends to repatriate funds raised after completion of offshore financing to the PRC, it shall comply with relevant PRC regulations on foreign investment and foreign debt management. A foreign-invested enterprise established through return investment shall complete relevant foreign exchange registration formalities in accordance with the prevailing foreign exchange administration regulations on foreign direct investment and truthfully disclose information on the actual controller of its shareholders.

If any shareholder who is a PRC resident (as determined by the Circular No. 37) holds any interest in an offshore SPV and fails to fulfil the required foreign exchange registration with the local SAFE branches, the PRC subsidiaries of that offshore SPV may be prohibited from distributing their profits and dividends to their offshore parent company or from carrying out other subsequent cross-border foreign exchange activities. The offshore SPV may also be restricted in its ability to contribute additional capital to its PRC subsidiaries. Where a domestic resident fails to complete relevant foreign exchange registration as required, fails to truthfully disclose information on the actual controller of the enterprise involved in the return investment or otherwise makes false statements, the foreign exchange control authority may order them to take remedial actions, issue a warning, and impose a fine of less than RMB300,000 on an institution or less than RMB50,000 on an individual.

Circular 13 was issued by SAFE on February 13, 2015, and became effective on June 1, 2015. Pursuant to Circular 13, a domestic resident who makes a capital contribution to an SPV using his or her legitimate domestic or offshore assets or interests is no longer required to apply to SAFE for foreign exchange registration of his or her overseas investments. Instead, he or she shall register with a bank in the place where the assets or interests of the domestic enterprise in which he or she has interests are located if the domestic resident individually seeks to make a capital contribution to the SPV using his or her legitimate domestic assets or interests; or he or she shall register with a local bank at his or her permanent residence if the domestic resident individually seeks to make a capital contribution to the SPV using his or her legitimate offshore assets or interests.

As of the date of this registration statement, our Beneficial Shareholders have not completed registrations in accordance with Circular 37, they are currently working on their registrations in the local Administration of Exchange Control. The failure of our Beneficial Shareholders to comply with the registration procedures may subject each of our Beneficial Shareholders to fines of less than RMB50,000 (approximately US$7199). If the registration formalities cannot be processed retrospectively, then the repatriation of the financing funds, profits or any other interests of our shareholders obtained through special purpose vehicles, for use in China, would be prohibited. As a result, any cross-border capital flows between our PRC subsidiary and its offshore parent company, including dividend distributions and capital contributions, would be illegal.

Circular 19 and Circular 16

Circular 19 was promulgated by SAFE on March 30, 2015, and became effective on June 1, 2015. According to Circular 19, foreign exchange capital of foreign-invested enterprises shall be granted the benefits of Discretional Foreign Exchange Settlement (“Discretional Foreign Exchange Settlement”). With Discretional Foreign Exchange Settlement, foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau, or for which book-entry registration of monetary contribution has been completed by the bank, can be settled at the bank based on the actual operational needs of the foreign-invested enterprise. The allowed Discretional Foreign Exchange Settlement percentage of the foreign exchange capital of a foreign-invested enterprise has been temporarily set to be 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a foreign-invested enterprise needs to make any further payment from such account, it will still need to provide supporting documents and to complete the review process with its bank.

Furthermore, Circular 19 stipulates that foreign-invested enterprises shall make bona fide use of their capital for their own needs within their business scopes. The capital of a foreign-invested enterprise and the Renminbi if obtained from foreign exchange settlement shall not be used for the following purposes:

• directly or indirectly used for expenses beyond its business scope or prohibited by relevant laws or regulations;

• directly or indirectly used for investment in securities unless otherwise provided by relevant laws or regulations;

• directly or indirectly used for entrusted loan in Renminbi (unless within its permitted scope of business), repayment of inter-company loans (including advances by a third party) or repayment of bank loans in Renminbi that have been sub-lent to a third party; and

• directly or indirectly used for expenses related to the purchase of real estate that is not for self-use (except for foreign-invested real estate enterprises).

Circular 16 was issued by SAFE on June 9, 2016. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. Circular 16 provides an integrated standard for conversion of foreign exchange capital items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis applicable to all enterprises registered in the PRC. Circular 16 reiterates the principle that an enterprise’s Renminbi converted from foreign currency-denominated capital may not be directly or indirectly used for purposes beyond its business scope or purposes prohibited by PRC laws or regulations, and such converted Renminbi shall not be provided as loans to non-affiliated entities.

Circulars 16 and 19 address foreign direct investments into the PRC, and stipulate the procedures applicable to foreign exchange settlement. As we do not plan to transfer proceeds raised in this offering to our WFOE or VIE in the PRC, the proceeds raised in this offering would not be subject to Circular 19 or Circular 16. However, if and when circumstances require funds to be transferred to our WFOE or VIE in the PRC from our offshore entities, then any such transfer would be subject to Circulars 16 and 19.

E. Taxation

PRC Taxation

Enterprise Income Tax

On March 16, 2007, the Standing Committee of the National People’s Congress promulgated the Enterprise Income Tax Law of the PRC which was amended on February 24, 2017 and on December 6, 2007, the State Council enacted the Implementation Regulations for the Enterprise Income Tax Law of the PRC, or collectively, the PRC EIT Law. Under the PRC EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the PRC EIT Law and relevant implementing regulations, a uniform enterprise income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Pursuant to the PRC EIT Law, the EIT tax rate of a high and new technology enterprise or HNTE, is 15%. According to the Administrative Measures for the Recognition of HNTEs, effective on January 1, 2008 and amended on January 29, 2016, for each entity accredited as HNTE, its HNTE status is valid for three years if it meets the qualifications for HNTE on a continuing basis during such period.

Value-added Tax

The Provisional Regulations of on Value-added Tax of the PRC were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which were subsequently amended on November 10, 2008 and came into effect on January 1, 2009, and were further amended on February 6, 2016 and November 19, 2017. The Detailed Rules for the Implementation of Provisional Regulations of on Value-added Tax of the PRC were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, VAT Law. On November 19, 2017, the State Council promulgated The Order on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of on Value-added Tax of the PRC, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT rate applicable to the small-scale taxpayers is 3%.

On April 4, 2018, the Ministry of Finance and the State Administration of Taxation issued the Circular on Adjustment of VAT Rates, which became effective as of May 1, 2018. According to the Circular on the Adjustment of VAT Rates, relevant VAT rates have been reduced from May 1, 2018, such as: (i) VAT rates of 17% and 11% applicable to the taxpayers who have VAT taxable sales activities or imported goods are adjusted to 16% and 10%, respectively; (ii) VAT rate of 11% originally applicable to the taxpayers who purchase agricultural products is adjusted to 10% and so on.

As of the date of this prospectus, our PRC subsidiaries and consolidated affiliated entities are generally subject to VAT rates of 3%, 6% or 16%.

Dividend Withholding Tax

The PRC EIT Law provides that since January 1, 2008, an enterprise income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the State Administration of Taxation, or the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Circular 7. Pursuant to SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to SAT Circular 7, where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of SAT Circular 7. SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

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

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending September 30, 2018. Our actual PFIC status for the current taxable year ending September 30, 2018 will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

Foreign Exchange Risk

While our reporting currency is the U.S. Dollar, our consolidated sales and consolidated costs and expenses occurred within the PRC are denominated in the RMB. Except for such cash provided by our past private placements and initial public offering in the amount of approximately $5.7 million as of September 30, 2018, all of our assets are denominated in the RMB.   As a result, we are exposed to foreign exchange risk as our sales and results of operations may be affected by fluctuations in the exchange rate between the U.S. Dollar and the RMB. If the RMB depreciates against the U.S. Dollar, the value of our RMB sales, earnings and assets as expressed in our U.S. Dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and stockholders' equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of stockholders' equity. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

Interest Rate Risk

Our interest rate risk arises from short and long-term borrowings. As of September 30, 2018 and 2017, we had borrowings with variable rates and therefore we were exposed to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk.

As of September 30, 2018 and 2017 we had no long-term interest-bearing assets or long-term interest bearing liabilities.

Credit Risk

Our cash is invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, contracts receivable, and accounts receivable. As of September 30, 2018 and 2017, $7,607,876 and $7,060,122, respectively, of the Company’s cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. While management believes that these financial institutions are of high credit quality, it also continually monitors their creditworthiness.

Contracts receivable and accounts receivable are typically unsecured and derived from revenue earned from customers, thereby they are exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

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

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Ordinary Shares” for a description of the rights of securities holders.

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

We received gross proceeds approximately $5.3 million from our initial public offering. As of January 21, 2019, in addition to our expenses relating to our IPO, we have used all of which for the purchase raw materials and production equipment.

Item 15.	Controls and Procedures

(a)	Evaluation of Disclosure Controls and Procedures.

As of September 30, 2018, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2018, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2018. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of September 30, 2018, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

1)	The Company did not maintain adequate segregation of duties related to certain job responsibilities for initiating, authorizing, and recording of certain transactions.

2)	The Company does not have sufficient accounting and finance personnel with U.S.-GAAP experience

As a result, the Company plans to develop remedial actions to strengthen its accounting and financial reporting functions. To strengthen the Company’s internal control over financial reporting, the Company has engaged outside professional consultants that are skilled in Section 404 compliance to assist in the designing, implementing, and testing of the internal control over financial reporting. In addition to the foregoing efforts, the Company expects to implement the following remedial actions during fiscal year 2019:

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

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended September 30, 2018, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Ethics is attached as an exhibit to this annual report. We have also posted a copy of our code of business conduct and ethics on our website at www.zkinternationalgroup.com. The following is a summation of the key points of the Code of Ethics we adopted:

●	Honest and ethical conduct, including ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

●	Full, fair, accurate, timely, and understandable disclosure reports and documents that a small business issuer files with, or submits to, the Commission and in other public communications made by our Company;

●	Full compliance with applicable government laws, rules and regulations;

●	The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

●	Accountability for adherence to the code.

Item 16C.	Principal Accountant Fees and Services

ZH CPA, LLC was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended September 30, 2018 and 2017. Audit services provided by ZH CPA, LLC for fiscal years ended September 30, 2018 and 2017 included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

ZH CPA, LLC’s fees for the annual audit of our financial statements for the fiscal years ended September 30, 2018 was $170,000 and for the fiscal years ended September 30, 2017 and 2016 were $210,000 in total, excluding travel and other out-of-pocket expenses.

Audit-Related Fees

ZH CPA, LLC did not provide audit related service during the fiscal years ended September 30, 2018, 2017 and 2016.

Tax Fees

ZH CPA, LLC did not provide tax services for the fiscal years ended September 30, 2018, 2017 and 2016.

All Other Fees

The Company has not paid ZH CPA, LLC for any other services in fiscal years ended September 30, 2018, 2017 or 2016.

Audit Committee Pre-Approval Policies

Before ZH CPA, LLC was engaged by the Company to render audit services, the engagement was approved by the Company’s audit committee. All services rendered by ZH CPA, LLC have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2018 that were attributed to work performed by persons other than ZH CPA, LLC’s full-time permanent employees was less than 5%.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended September 30, 2018.

Item 16F.	Change in Registrant’s Certifying Accountant

On November 26, 2017, the Company dismissed the independent registered public accounting firm, Anton & Chia, LLP. The report of Anton & Chia, LLP on the financial statements of the Company the fiscal year ended September 30, 2016 and 2015, and the related statements of operations, comprehensive loss, changes in stockholders’ deficiency, and cash flows for the fiscal years ended September 30, 2016 and 2015 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles

The decision to change the independent registered public accounting firm was recommended and approved by the Audit Committee and Board of Directors. During the fiscal year ended September 30, 2016 and through November 26, 2017, the date of dismissal, (a) there were no disagreements with Anton & Chia, LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Anton & Chia, LLP, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

On November 30, 2017, the Audit Committee and the Board of Directors of the Company appointed ZH CPA LLP as its new independent registered public accounting firm to audit and review the Company’s financial statements. During the two most recent fiscal years ended September 30, 2016 and September 30, 2015 and any subsequent interim periods through the date hereof prior to the engagement of ZH CPA LLP , neither the Company, nor someone on its behalf, has consulted ZH CPA LLP regarding either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

On July 20, 2018, the Company was informed by ZH CPA LLP that it has changed its name from “ZH CPA LLP” to “ZH CPA, LLC,” effective from July 22, 2018. The principals and staff of ZH CPA, LLC are the same audit partner and staff who performed audit for the Company during the fiscal years ended September 30, 2017 and 2016.

The reports of ZH CPA LLP on the Company’s financial statements as of and for the years ended September 30, 2017 and 2016 contained no adverse opinion or disclaimer of opinion nor was qualified or modified as to uncertainty, audit scope, or accounting principle. During the fiscal years ended September 30, 2017 and 2016, there have been no (i) disagreements with ZH CPA LLP, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to ZH CPA LLP satisfaction, would have caused ZH CPA LLP to make reference to the subject matter of the disagreement(s) in connection with its reports; or (ii) reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

Neither the Company nor anyone on behalf of the Company consulted ZH CPA LLP regarding either (a) the application of accounting principles to a specified transaction, either completed or contemplated, or the type of audit opinion that might be rendered on the financial statements of the Company, and no written or oral advice of ZH CPA LLP was provided with respect to any accounting, auditing, or financial reporting issue, or (b) any matter that was either the subject of a disagreement of the type described in Item 304(a)(iv) of Regulation S-K or any “reportable event described in Item 304(a)(1)(v) of Regulation S-K.

Item 16G.	Corporate Governance

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ rules must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws and such foreign private issuer discloses the requirements it is not following and describes the home country practices it is following.

As a foreign private issuer, we are permitted to, and did, follow certain home country corporate governance practices instead of those otherwise required under the applicable rules of the Nasdaq Capital Market for domestic U.S. issuers. In August 2018, we provided NASDAQ with notice of noncompliance with respect to the requirement to provide written notification to shareholders for omission to seek shareholder approval for a specified issuance of securities. NASDAQ Listing Rule 5635(f) provides that “[a] Company that receives [an exemption applicable to a specified issuance of securities] must mail to all Shareholders not later than ten days before issuance of the securities a letter alerting them to its omission to seek the shareholder approval that would otherwise be required…” Under the British Virgin Islands Business Companies Act, there is no general requirement for shareholders to be notified of securities issuance of a British Virgin Islands company, which is different than the requirements of the Nasdaq Capital Market listing standards. Mourant Ozannes, our British Virgin Islands counsel, provided a letter dated August 13, 2018 to NASDAQ confirming that our election to follow British Virgin Islands law practice, in lieu of the requirements contained within NASDAQ Listing Rule 5600 is not prohibited by British Virgin Islands law, provided that the Company shall continue to comply with those rules which are required to be followed pursuant to the provisions of NASDAQ Listing Rule 5615(a)(3). Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may provide less protection to you than what is accorded to investors under the Nasdaq Global Select Market requirements applicable to domestic U.S. issuers.

We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on the Nasdaq Capital Market. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq Capital Market corporate governance rules. See “Risk Factors - Risks Related to Our Ordinary Shares - As a “controlled company” under the rules of the Nasdaq Capital Market, we may exempt our company from certain corporate governance requirements that could adversely affect our public shareholders”  and “- As a foreign private issuer, we are permitted to, and did, follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.”

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits

Exhibit No.	Description of Exhibit

1.1(1)	Amended and Restated Memorandum and Articles of Association of ZK International Group Co., Ltd

2.1(1)	Registrant's form of ordinary share certificate

3.1(1)	Controlling shareholders’ agreement to vote in concert dated May 13, 2015.

4.1(2)	Form of subscription agreement between the Registrant and private placement investors

4.2(3)	Form of subscription agreement between the Registrant and private placement investor

10.1(5)	Form of Exclusive License Agreement among the Registrant, XSigma Corporation and TNT Blockchain Inc. dated February 8, 2018.

10.2(6)	Debt Settlement and Mutual Release Agreement between the Registrant and Jiancong Huang dated August 15, 2018

8.1(4)	List of Subsidiaries of the Registrant

11.1 (1)	Code of Business Conduct and Ethics

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

(1)	Incorporated by reference to Form F-1 filed on May 23, 2017

(2)	Incorporated by reference to Form 6-K filed on December 28, 2017

(3)	Incorporated by reference to Form 6-K filed on January 12, 2018

(4)	Incorporated by reference to Form 6-K filed on March 29, 2018

(5)	Incorporated by reference to Form 6-K filed on February 23, 2018

(6)	Incorporated by reference to Form 6-K filed on September 7, 2018

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZK INTERNATIONAL GROUP CO., LTD.

By:	/s/ Jiancong Huang
Name: Jiancong Huang
Title: Chief Executive Officer

Date: January 31, 2019

ZK INTERNATIONAL GROUP CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

ZK International Group Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ZK International Group Co., Ltd and subsidiaries (the “Company”) as of September 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for each of the three years period ended September 30, 2018, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2018 and 2017, and the results of its operations and its cash flows for each of the three year period ended September 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ZH CPA, LLC

We have served as the Company’s auditor since 2017.

Denver, Colorado

January 31, 2019

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of September 30,
	2018	2017
Assets
Current assets
Cash and cash equivalents	$7,682,589	$11,278,475
Restricted cash	-	529,837
Short-term Investment	850,829
Accounts receivable, net of allowance for doubtful accounts of $1,997,310 and $1,817,050, respectively	27,134,237	21,261,609
Notes receivable	414,352	214,999
Other receivables	2,624,022	1,514,545
Due from Related Parties	22,278	-
Inventories	17,792,187	10,048,568
Advance to suppliers	7,826,679	9,630,518
Total current assets	64,347,173	54,478,551
Property, plant and equipment, net	6,280,412	5,645,724
Intangible assets, net	938,221	463,171
Deferred tax assets	299,596	272,557
Long-term Deposit	4,229,827
Other long-term assets	303,334	313,066
TOTAL ASSETS	$76,398,563	$61,173,069
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,670,427	$717,272
Accrued expenses and other current liabilities	5,934,733	4,457,170
Accrued payroll and welfare	887,201	325,675
Advance from customers	3,410,322	1,983,713
Related party payables	3,694,469	7,911,720
Short-term bank borrowings	19,270,530	21,335,938
Income tax payable	4,263,289	3,074,635
TOTAL LIABILITIES	$39,130,971	$39,806,123

Equity
Common stock, no par value, 50,000,000 shares authorized, 16,528,037 and 13,068,346 shares issued and outstanding, respectively		-
Additional paid-in capital	17,998,933	8,382,876
Statutory surplus reserve	2,031,775	1,173,363
Retained earnings	17,138,593	10,978,891
Accumulated other comprehensive income (loss)	(127,456)	681,788
Total equity attributable to ZK International Group Co., Ltd.	37,041,845	21,216,918
Equity attributable to non-controlling interests	225,747	150,028
Total equity	37,267,592	21,366,946
TOTAL LIABILITIES AND EQUITY	$76,398,563	$61,173,069

The accompanying notes are an integral part of these consolidated financial statements.

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(IN U.S. DOLLARS)

	For the year ended September 30,
	2018	2017	2016
Revenues	$54,884,381	$44,951,740	$36,809,094
Cost of sales	(36,593,792)	(31,843,337)	(25,333,318)
Gross profit	18,290,589	13,108,403	11,475,776

Operating expenses:
Selling and marketing expenses	2,949,204	1,915,127	957,990
General and administrative expenses	4,071,116	1,782,318	1,599,743
Research and development costs	1,652,633	1,331,111	1,302,022
Total operating expenses	8,672,953	5,028,556	3,859,755

Operating Income	9,617,636	8,079,847	7,616,021

Other income (expenses):
Interest expenses	(1,239,170)	(1,245,385)	(1,417,745)
Interest income	10,702	24,459	51,058
Other income, net	112,099	69,772	158,797
Total other expenses, net	(1,116,369)	(1,151,154)	(1,207,890)

Income before income taxes	8,501,267	6,928,693	6,408,131

Income tax provision	(1,398,210)	(995,005)	(1,105,440)

Net income	$7,103,057	$5,933,688	$5,302,691
Net income attributable to non-controlling interests	(84,943)	(59,412)	(53,154)

Net income attributable to ZK International Group Co., Ltd.	7,018,114	5,874,276	$5,249,537

Net income	7,103,057	$5,933,688	$5,302,691

Other comprehensive income (loss):
Foreign currency translation adjustment	(818,468)	272,237	(403,865)

Total comprehensive income	$6,284,589	$6,205,925	$4,898,826
Comprehensive loss (income) attributable to non-controlling interests	(75,719)	(61,100)	3,406

Comprehensive income attributable to ZK International Group Co., Ltd.	$6,208,870	$6,144,825	$4,902,232

Basic and diluted earnings per share
Basic	$0.52	$0.56	$0.59
Diluted	0.51	0.56	0.59
Weighted average number of shares outstanding
Basic	13,610,046	10,970,000	9,000,000
Diluted	13,629,517	10,973,674	9,000,000

The accompanying notes are an integral part of these consolidated financial statements.

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	Shares	Additional paid-in capital	Statutory surplus reserve	Retained earnings	Accumulated other comprehensive income (loss)	Non- controlling interests	Total equity
Balance at September 30, 2015	9,000,000	2,800,777	-	1,028,441	811,698	24,140	4,665,056

Capital contributions by non-controlling interest	-	-	-	-	-	15,040	15,040
Foreign currency translation loss	-	-	-	-	(400,459	(3,406)	(403,865)
Net income	-	-	579,994	4,669,543	-	53,154	5,302,691

Balance at September 30, 2016	9,000,000	2,800,777	579,994	5,697,984	411,239	88,928	9,578,922

Shares issued for cast, net of offering costs	4,068,346	5,582,099					5,582,099
Foreign currency translation gain					270,549	1,688	272,237
Net income			593,369	5,280,907		59,412	5,933,688

Balance at September 30, 2017	13,068,346	8,382,876	1,173,363	10,978,891	681,788	150,028	21,366,946

Shares issued for cast, net of offering costs	3,459,691	9,616,057					9,616,057
Foreign currency translation loss					(809,244)	(9,224)	(818,468)
Net income			858,412	6,156,702		84,943	7,103,057
Balance at September 30, 2018	16,528,037	17,998,933	2,031,775	17,138,593	(127,456)	225,747	37,267,592

The accompanying notes are an integral part of these consolidated financial statements.

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the year ended September 30,
	2018	2017	2016
Cash Flows from Operating Activities:
Net income	$ 7,103,05 7	$5,933,688	$5,302,691
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation expense	395,604	425,696	442,793
Amortization expense	12,137	12,705	13,248
Bad debt expense	286,606	160,944	691,156
Deferred tax benefits	(37,311)	(24,142)	(103,673)
Changes in operating assets and liabilities:
Accounts receivable	(7,151,260)	2,419,491	(10,200,868)
Other receivables	(1,215,167)	411,554	(381,751)
Notes receivable	(216,478)	(121,937)	(76,531)
Inventories	(9,065,712)	(3,505,158)	(775,275)
Advance to suppliers	1,580,700	(6,153,011)	(805,016)
Accounts payable	861,192	(417,453)	796,189
Accrued expenses and other current liabilities	1,698,015	791,312	412,894
Accrued payroll and welfare	600,619	(49,512)	50,897
Advance from customers	1,563,693	282,817	1,400,622
Income tax payable	1,349,310	979,288	2,031,515
Net cash provided (used in) operating activities	(2,234,995)	1,146,282	(1,201,109)

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(467,138)	(155,152)	(123,945)
Disposal of Intangible Asset	257,863	-	-
Purchases of intangible assets	(501,000)	(6,704)
Net cash used in investing activities	(710,275)	(161,856)	(123,945)

Cash Flows from Financing activities:
Net proceeds from issuance of shares deduct related costs	(380,000)	5,582,099	-
Short-term Investment	(893,945)	-	15,306
Net proceeds released from (placed into) long-term deposit	(4,444,170)	-
Net proceeds released from (placed into) restricted cash	539,381	2,651,704	(206,633)
Proceeds from short-term bank borrowings	24,056,279	(499,904)	2,148,310
Repayments of short-term bank borrowings	(25,529,488)	(3,816,458)	(2,602,037)
Net proceeds from related parties	5,665,914	6,051,523	1,485,555
Net cash provided by financing activities	(986,029)	9,968,964	840,501

Effect of exchange rate changes on cash	335,413	201,436	(18,589)

Net change in cash and cash equivalents	(3,595,886)	11,154,826	(503,142)
Cash and cash equivalents at the beginning of year	11,278,475	123,649	626,791
Cash and cash equivalents at the end of year	$7,682,589	$11,278,475	$123,649

Supplemental disclosures of cash flows information:
Non-cash financing activities	$9,842,676	$-	$-
Cash paid for income taxes	$38,218	$54,215	$108,825
Cash paid for interest expenses	$1,218,757	$1,233,066	$939,914

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

ZK International Group Co., Ltd. (“ZK International” or “the Company”)

ZK International was incorporated on May 13, 2015 in the British Virgin Islands (“BVI”). ZK International is a holding company with no operations. The Company, through its subsidiaries, is a leading company that specializes in manufacturing and sales of stainless steel band, copper strip, welded stainless steel pipes and fittings, pipe fittings, valve, light industry machinery and equipment and other stainless steel products of its trademark “Zhengkang” in People’s Republic of China (“PRC”)

The Company is authorized to issue 50,000,000 ordinary shares, with no par value. 16,528,037 shares were issued and outstanding as of September 30, 2018. The ownership interests described below are based on the shareholders’ portion of the authorized ordinary shares. Upon its founding on May 13, 2015, ZK International was 100% held by CHENG Kai Chun, a nominee shareholder, with no voting interest, and five mainland Chinese beneficial owners, HUANG Jian Cong, WANG Ming Jie, WANG Guo Lin, WANG Jian Di and WANG Yang Ming, (“the five mainland Chinese beneficial owners”) who control 100% of ZK International’s voting interest. On October 12, 2015, 100% of ZK International’s equity interest was transferred to the five mainland Chinese beneficial owners, with HUANG Jian Cong holding 45%, WANG Ming Jie holding 20%, WANG Guo Lin holding 20%, WANG Jian Di holding 10% and WANG Yang Ming holding 5%. The five mainland Chinese beneficial owners entered an agreement on May 13, 2015 to vote their shares in concert in ZK International, covering all the periods presented afterwards.

As of September 30, 2018, 65.92% of ZK International’s equity interest was hold by the five mainland Chinese beneficial owners, with HUANG Jian Cong holding 43.05%, WANG Ming Jie holding 10.89%, WANG Guo Lin holding 10.89%, WANG Jian Di holding 1.09% and WANG Yang Ming holding nil.

ZK Pipe Industry Co., Ltd. (“ZK Pipe”)

ZK Pipe was incorporated on May 28, 2015 in Hong Kong. The registered capital is HKD 1,000,000 which was initially 40% held by ZK International and 60% held by CHENG Kai Chun, a nominee shareholder with no voting interest in ZK Pipe. On August 5, 2015, CHENG Kai Chun transferred all of his equity interest in ZK Pipe to ZK International. After the transfer, ZK International controls 100% of ZK Pipe’s voting interest and ZK Pipe became a wholly owned subsidiary of ZK International. The paid-in capital was zero as of September 30, 2018.

The registered principal activities of ZK Pipe are technical research of metal pipe and fittings, metal take-up valve plumbing and water purifying plant, and imports and exports of goods. ZK Pipe had not commenced operations as of September 30, 2018.

Wenzhou Weijia Pipeline Development Co., Ltd. (“Wenzhou Weijia”)

Wenzhou Weijia was incorporated on June 17, 2015 in Wenzhou and is a wholly owned subsidiary of ZK Pipe. Wenzhou Weijia is a wholly-foreign owned enterprise organized the laws of the People’s Republic of China. The registered capital is USD 20,000,000 and the paid-in capital was zero as of September 30, 2018.

The registered principal activities of Wenzhou Weijia are technical research, technical service and sales of metal pipe and fittings and light industry machinery and equipment, and imports and exports of goods and technology. Wenzhou Weijia had not commenced operations as of September 30, 2018.

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

Wenzhou Zhenglong Ecommerce Co. Ltd. ("Zhenglong Ecommerce”)

Zhenglong Ecommerce was incorporated on March 15, 2018 under the laws of the People’s Republic of China. Zhenglong Ecommerce’ registered capital is RMB 5,000,000, and the paid-in capital was zero as of September 30, 2018. The registered principal activities of Zhenglong Ecommerce include sales (and online sale) of steel pipes, steel strips, pipe connections and fittings, machinery, constructive material, chemical, solar cell, electronic appliance, toys, leather goods, consumer goods, clothing; development and sale of software; IT consulting and service; design and maintenance of computer system; importing and exporting of goods and technology. Zhejiang Zhengkang owns 90% of Zhenglong Ecommerce and a third-party individual owns 10%.

ZK International (ZK Uganda)

ZK Uganda was incorporated on March 23, 2018 under the laws of the Republic of Uganda. Its registered capital is 20 Million Uganda Shillings, and the paid-in capital was zero as of September 30, 2018. ZK Uganda is 80% owned by ZK International and 20% owned by a third-party individual. ZK Uganda is currently not engaging in any business but plans to seek such opportunities that would complement and diversify the current business operations of the Company. The paid-in capital was zero as of September 30, 2018.

XSigma Corporation (“XSigma”)

XSigma Corporation (“XSigma”) was incorporated on January 18, 2018 under the laws of the British Virgin Islands. Its registered capital is USD 50,000, and the paid-in capital was zero as of September 30, 2018. XSigma is a wholly-owned subsidiary of ZK International. It is currently not engaging in any business but plans to seek such opportunities that would complement and diversify the current business operations of the Company.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Presentation and Principles of Consolidation

The accompanying consolidated financial statements and related notes have been prepared in accordance with generally accepted accounting principles in the United Stated of America. All inter-company transactions and balances have been eliminated upon consolidation.

Entity Name	Registered Location	Background	Ownership as of the issuance date of the report
ZK International	BVI	• Incorporated on May 13, 2015 • Registered capital of USD 50,000, not paid • A holding company with no operation activities itself for the years then ended	43.05% by HUANG Jian Cong 10.89% by WANG Ming Jie 10.89% by WANG Guo Lin 1.09% by WANG Jian Di

ZK Pipe	Hong Kong	• Incorporated on May 28, 2015 • Registered capital of HKD 1,000,000, not paid • Have not commenced operations	100% by ZK International

Wenzhou Weijia	Wenzhou	• Incorporated on June 17, 2015 • Registered capital of USD 20,000,000, not paid • Have not commenced operations	100% by ZK Pipe

Zhejiang Zhengkang	Wenzhou	• Incorporated on December 4, 2001 • Registered capital of RMB100,000,000, RMB30,000,000 paid • Principally operated in manufacturing and sales of steel strip, steel pipe and fittings	99% by Wenzhou Weijia 1% by HUANG Jian Cong

Wenzhou Zhengfeng	Wenzhou	• Incorporated on December 24, 1999 • Registered capital of RMB 2,880,000, fully paid • Principally operated in trading of steel strip, mainly purchased from Zhejiang Zhengkang	100% by Zhejiang Zhengkang

Zhenglong Ecommerce	Wenzhou	• Incorporated on March 15, 2018 • Registered capital of RMB5,000,000, RMB paid, not paid. • Principally operated in online sales and promoting of steel strip, steel pipe and fittings	90% of Zhejiang Zhengkang

ZK Uganda	Uganda	• Incorporated on March 23, 2018 • Registered capital of 20 Million Uganda Shillings, not paid. • Have not commenced operations	80% by ZK International

XSigma	BVI	• Incorporated on January 18, 2018 • Registered capital of USD 50,000, not paid • Have not commenced operations	100% by ZK International

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES - Continued

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates include, but are not limited to, allowances of accounts receivable, inventory valuation, useful life of property, plant and equipment and income taxes related to realization of deferred tax assets and uncertain tax position. Actual results could differ from those estimates.

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

The relevant exchange rates are listed below:

	For the Fiscal Years Ended September 30
	2018	2017	2016

Period Ended RMB: USD exchange rate	6.8680	6.6545	6.6711
Period Average RMB: USD exchange rate	6.5368	6.8126	6.5333

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

Restricted Cash

Cash that is restricted as to withdrawal or usage is reported as restricted cash in the consolidated balance sheets and is not included in the beginning or ending balance of cash and cash equivalents in the consolidated statements of cash flows.

Restricted cash of $0 and $529,837 as of September 30, 2018 and 2017, respectively, consisted of cash and cash equivalents used as collateral to secure note payable and used as guarantee deposit to secure bank acceptance, and held as compensating balances against bank borrowing. A note payable is a draft issued by a bank for payments in future, which defers the payment until the due date for redeeming the note. According to the notes payable agreement with the bank, certain percentage of the amount is required to be deposited at the bank as security for the notes payable. Guarantee deposit is the deposit in bank to secure the bank acceptance issued by the bank. As of September 30, 2018 and 2017, no cash is restricted to assure future credit availability.

Short-term Investment

The Company’s short-term Investment consists of short-term held-to-maturity investments, mainly time deposits, in commercial banks with original maturities of more than 90 day but less than one year. As of September 30, 2018, the Company has short-term investment of $850,829, while it has no short-term investment as of September 30, 2017.

Long-term Deposit

Long-term deposit consists of cash deposit of RMB 29,050,449 Zhejiang Zhengkang pledged to two entities, which the Company is seeking to acquire 51% of ownership of each ("Target Company”). The deposits are used as acquisition deposits required by the two Target Companies in order to execute their respective acquisition memorandum which details the acquisition and valuation methods but is not legally binding. As of September 30, 2018 the total deposits pledged were $4,229,827, with $3,348,930 to one Target Company and $880,897 to the other. In the case that any acquisition is approved by both parties, the deposits will be used as initial payments and offset the total cash considerations of the deal. If any of the acquisition failed to be approved, the Target Companies are obligated to return the deposit to Zhejiang Zhengkang. As of September 30, 2018, no acquisitions were either approved or disapproved as the two acquisitions are still in the process of undergoing legal and financial due diligence.

Accounts Receivable, net

Accounts receivable arise from the product sales in the normal course of business. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Uncollectible receivable are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

The allowance for doubtful accounts recognized as of September 30, 2018 and 2017 was $1,997,310 and $1,817,050, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is principally determined using the weighted-average method. The Company records adjustments to inventory for excess quantities, obsolescence or impairment when the appropriate to reflect inventory at net realizable value. These adjustments are based upon a combination of factors including current sales volume, market conditions, lower of cost or market analysis and expected realizable value of the inventory.

There were no write-downs recognized of inventories as of September 30, 2018 and 2017.

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

The Company reviews a supplier's credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would write off such amount in the period when it is considered impaired . There was no such expense recognized during the years ended September 30, 2018 and 2017.

Fair Value of Financial Instruments

For the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, short-term investment, notes receivable, bank loans, and income tax payable  and other receivables, the carrying amounts approximate their fair values due to their short maturities.

ASC Topic 820, Fair Value Measurements and Disclosures, requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, Financial Instruments, defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities that qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

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

The Company analyzes all financial instruments with features of both liabilities and equity under ASC Topic 480, Distinguishing Liabilities from Equity, and ASC Topic 815, Derivatives and Hedging. As of September 30, 2018 and 2017, the Company did not identify any assets and liabilities required to be presented on the balance sheet at fair value other than cash and cash equivalents.

Property and Equipment, net

Property, plant, and equipment are recorded at cost less accumulated depreciation. Depreciation commences upon placing the asset in usage and is recognized on a straight-line basis over the estimated useful lives of the assets, as follows:

Useful lives
Buildings	40 years
Machinery	10 years
Furniture, fixtures, and equipment	10 years
Motor vehicles	10 years

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

There was no impairment charge recognized for long-lived assets as of September 30, 2018, 2017 and 2016.

Value-added Tax

Value-added taxes (“VAT”) collected from customers relating to product sales and remitted to governmental authorities are presented on a net basis. VAT collected from customers is excluded from revenue. The Company is subject to a VAT rate of 17% before May 01, 2018 and a new VAT rate of 16% effective on May 01, 2018.

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

Government grants as the compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable. During the period ended as of September 30, 2018, 2017 and 2016, $59,238, $87,250 and $138,219, respectively, government grants were recognized as other income for financial support to the Company under local government’s innovation incentive programs.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development reimbursements and grants received from government are recorded by the Company as a reduction of research and development costs.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby it calculates deferred tax assets or liabilities for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted tax rates applicable to the years in which those temporary differences are expected to be reversed or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as non-current amounts.

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. There were no tax benefits recorded as of September 30, 2018 and 2017.

Advertising costs

Advertising costs are expensed as incurred in accordance with ASC 720-35 Other Expense-Advertising costs. Advertising costs were $265,538, $69,535 and $21,715 for years ended September 30, 2018, 2017 and 2016, respectively.

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

Concentration of Risks

Exchange Rate Risks

The Company operates in China, which may give rise to significant foreign currency risks mainly from fluctuations and the degree of volatility of foreign exchange rates between the USD and the RMB. As at September 30, 2018, cash and cash equivalents of $7,557,901 (RMB 51,907,665) is denominated in RMB and $124,688 denominated in USD (a minor portion of which is denominated in HK Dollar and Euro) are held in PRC (September 30, 2017 - $7,107,387 (RMB 47,296,107) denominated in RMB).

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

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents, restricted cash, short-term investment, notes receivable, accounts receivable and other receivables, the balances of which are stated on the consolidated balance sheets which represent the Company’s maximum exposure. The Company places its cash and cash equivalents, restricted cash, and short-term investment in good credit quality financial institutions in Hong Kong and China. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition.

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

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14. Under ASU No. 2015-14, public entities (1) must apply ASU No. 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period.(2) Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. For example, a calendar year-end company may adopt ASU No. 2014-09 for annual and interim periods beginning on January 1, 2017 or 2018. All other entities, including EGCs that have appropriately elected to defer compliance with new or revised financial accounting standards until a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002) is required to apply such standards, must apply ASU No. 2014-09 to annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019.

The Company, as an EGC, has not adopted ASC 606 as of September 30, 2018. The Company has conducted high-level evaluation on the impact of this new standard and believes the Company’s current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in ASU 2014-09.

In July 2015, the FASB issued ASU 2015-11, “Simplifying the Measurement of Inventory”, which requires entities to measure most inventories at the lower of cost and net realizable value, thereby simplifying the current guidance under which an entity must measure inventory at the lower of cost or market. The update is effective for fiscal years beginning after December 15, 2016, and interim periods therein. Early application is permitted. Management evaluates the impact of this new standard and believes there is no impact on the Company’s consolidated financial statements.

In November 2015, the FASB issued Accounting Standards Update 2015-17, "Balance Sheet Classification of Deferred Taxes," which is intended to simplify the balance sheet presentation of deferred income taxes. Current accounting principles require an entity to separate deferred income tax liabilities and assets into current and noncurrent amounts in its balance sheet. The amendments require that deferred tax liabilities and assets be classified as noncurrent in its balance sheet. The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Companies may apply the new provisions either retrospectively or on a prospective basis, and early adoption is permitted. We have adopted the provisions using retrospective method for transition.

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

In April 2016, FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The amendments clarify the following two aspects of Topic 606: (a) identifying performance obligations; and (b) the licensing implementation guidance. The amendments do not change the core principle of the guidance in Topic 606. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in Topic 606. Public entities should apply the amendments for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein (i.e., January 1, 2018, for a calendar year entity). Early application for public entities is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company, as an EGC, has not adopted ASC 606 as of September 30, 2018. The Company has conducted high-level evaluation on the impact of this new standard and believes the Company’s current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in this ASU.

In May 2016, FASB issued ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedient. The standard (1) allows an entity to recognize revenue in the amount of consideration received when the entity has transferred control of the goods or services, the entity has stopped transferring goods or services (if applicable) and has no obligation under the contract to transfer additional goods or services, and the consideration received from the customer is nonrefundable; (2) Permits an entity, as an accounting policy election, to exclude amounts collected from customers for all sales (and other similar) taxes from the transaction price. (3) Specifies that the measurement date for noncash consideration is contract inception and clarifies that the variable consideration guidance applies only to variability resulting from reasons other than the form of the consideration (4) clarifies that a completed contract for the purposes of transition is a contract for which all (or substantially all) of the revenue was recognized under legacy U.S. generally accepted accounting principles before the date of initial application. (5)Permits an entity to apply the modified retrospective transition method either to all contracts or only to contracts that are not completed contracts; (6)Clarifies that an entity that retrospectively applies the guidance in the standard to each prior reporting period is not required to disclose the effect of the accounting change for the periods of adoption. But an entity still is required to disclose the effect of the changes on any prior periods retrospectively adjusted. Public business entities, certain not-for-profit entities and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017. All other entities should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2018. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company, as an EGC, has not adopted ASC 606 as of September 30, 2018. The Company has conducted high-level evaluation on the impact of this new standard and believes the Company’s current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in this ASU.

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

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of September 30, 2018 and 2017:

	As of September 30,
	2018	2017
Accounts receivable, gross	$29,131,547	$23,078,659
Less: allowance for doubtful accounts	(1,997,310)	(1,817,050)
Accounts receivable, net	$27,134,237	$21,261,609

Bad debt expense recorded by the Company during the years ended September 30, 2018 and 2017 were $286,606 and $160,944, respectively. Bad debt write-off recorded by the Company during the years ended September 30, 2018 and 2017 were $36,037 and $0, respectively.

Changes of allowance for doubtful accounts for the years ended September 30, 2018 and 2017 are as follow:

	As of September 30,
	2018	2017
Beginning balance	$1,817,050	$1,648,178
Additional reserve through bad debt expense	272,783	168,872
Bad debt write-off	(36,037)
Exchange difference	(56,486)
Ending balance	$1,997,310	$1,817,050

NOTE 4 –NOTES RECEIVABLE AND OTHER RECEIVABLES

Notes receivable consisted of bank notes of $414,352 and $214,999 provided by the Company’s customers as of September 30, 2018 and 2017, respectively, these notes are guaranteed by the banks.

Other receivables consisted of mainly the legal claims of $0.64 million and $1.1 million to be collected from the Company’s debtors as of September 30, 2018 and 2017, respectively.

During 2010, the Company entered into two loan agreements with Raozhou Dianli Ltd and Xianjin Cao, and advanced RMB 9 million on the first loan and RMB 1.5 million on the second loan, totaled RMB 10.5 million (approximately USD 1.52 million). The terms of these two loans are both one year. Both borrowers defaulted and didn’t make any repayment when the terms expired. The Company thus sued these two parties and pursuant to the final judgment ruled by Jiangsu High People’s Court, the Company is entitled to a repayment of RMB 10.5 million plus interest with an interest rate that is four times higher than the normal interest rate in the corresponding period. The claim has been covered by real estate assets of Raozhou Dianli Ltd, which have been seized by the Court and has an appraised value of RMB 143.1 million, or about USD 21.5 million as of September 19, 2017, according the recent appraisal report, which is much higher than the Company’s claim. The Company is listed as the first-in-line creditor and the management believes that the repayment of RMB 10.5 million and outstanding interest is reasonably assured. The Company recorded RMB 10.5 million as Other Receivable. As of September 30, 2018 and 2017, the outstanding balance is RMB 4.4 million (USD 0.64 million) and RMB 7.4 million (USD 1.1 million), respectively.

In the opinion of the management, after consultation with the Company’s legal counsel, the management believes it is assured the balance will be collected as the debtor has real properties seized by the Court worth much more than the debt owed to the Company.

NOTE 5 – INVENTORIES

Inventories as of September 30, 2018 and 2017 consisted of the following:

	As of September 30,
	2018	2017
Raw materials	$4,789,860	$1,873,948
Work-in-process	6,532,826	4,759,561
Finished goods	6,469,501	3,415,059
Total	$17,792,187	$10,048,568

There were no inventory write-downs recognized for the years ended September 30, 2018 and 2017.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following as of September 30, 2018 and 2017:

	As of September 30,
	2018	2017
Buildings	$5,188,568	$5,306,286
Machinery	4,040,773	3,987,090
Furniture, fixtures and equipment	639,356	486,588
Motor vehicles	234,229	156,360
Total property plant and equipment, at cost	10,102,926	9,936,324
Less: accumulated depreciation	(4,533,745)	(4,290,600)
	5,569,181	5,645,724
Construction in progress (“CIP”)	711,231	-
Property, plant and equipment, net	$6,280,412	$5,645,724

Depreciation expense was $395,604 and $425,696 for the years ended September 30, 2018 and 2017, respectively.

As of September 30, 2018 and 2017, the Company pledged buildings and machinery to secure banking facilities granted to the Company. The carrying values of the pledged buildings to secure bank borrowings by the Company are shown in Note 11.

NOTE 7 – INTANGIBLE ASSETS

	As of September 30,
	2018	2017
Land use rights, cost	$579,695	$598,293
Software, cost	506,600	5,780
Less: accumulated amortization	(148,074)	(140,902)
Intangible assets, net	$938,221	$463,171

The land use right represents the Company's land use rights in Wenzhou's plant, which had been pledged to secure the Company’s banking facilities granted to the Company as of September 30, 2018 and 2017. The carrying values of the pledged land use rights to secure bank borrowings by the Company are shown in Note 11. Amortization expense was $12,137 and $12,705 for the years ended September 30, 2018 and 2017, respectively.

NOTE 8 – LONG-TERM INVESTMENT

The Company made an investment in Wenzhou Longlian Development Co., Ltd. ("Longlian") in 2011 by RMB 2,083,300 with equity percentage of 2.0833%. The principal activities of Longlian are property and infrastructure construction. As of September 30, 2018 and 2017, the Company carried this investment at its cost in the amount of $303,334 and $313,066, respectively. During 2018 fiscal year, the Company received a total of RMB 290,000 as dividend income from Longlian.

NOTE 9 – RELATED PARTY TRANSACTIONS

Net amounts due to related parties consisted of the following as of September 30, 2018 and 2017:

		As of September 30,
Accounts	Name of related parties	2018	2017
Related party payables	Shareholder, HUANG Jian Cong	$3,584,216	$7,911,720
Related party payables	Other Affiliates of the Company	110,253	-
Total due to related parties		$3,694,469	$7,911,720

This represented unsecured and interest free borrowings between the Company and Huang Jiancong and other related parties to the Company. For the years end September 30, 2018 and 2017, the Company borrowed $3,584,216 and $6,051,523 from its shareholder, HUANG Jian Cong, which have a loan term from October 01, 2017 to September 30, 2020.

NOTE 10 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following as of September 30, 2018 and 2017:

	As of September 30,
	2018	2017
VAT payable	$3,918,119	$3,742,952
Other tax payables	50,104	74,665
Other	1,966,510	639,553
Total	$5,934,733	$4,457,170

Other current liabilities contain primarily unsecured, due on demand and interest free short-term loan to the Company from third party entities and deposits for bidding from suppliers to the Company.

NOTE 11 – SHORT-TERM BANK BORROWINGS

Short-term bank borrowings consisted of the following at September 30, 2018:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank - Longwan Branch	6,190,000	901,281	12/1/2017	11/25/2018	6.00%
Agricultural Bank - Longwan Branch	8,000,000	1,164,822	1/18/2018	12/5/2018	6.00%
Agricultural Bank - Longwan Branch	7,580,000	1,103,669	1/18/2018	10/8/2018	6.00%
Agricultural Bank - Longwan Branch	8,700,000	1,266,744	1/29/2018	1/5/2019	6.22%
Agricultural Bank - Longwan Branch	4,300,000	626,092	8/16/2018	8/15/2019	6.09%
Agricultural Bank - Longwan Branch	5,750,000	837,216	8/21/2018	8/1/2019	6.09%
Agricultural Bank - Longwan Branch	6,000,000	873,617	9/27/2018	9/1/2019	6.09%
Bank of China	4,250,000	618,812	4/3/2018	4/2/2019	5.27%
Bank of China	6,800,000	990,099	4/3/2018	4/2/2019	5.27%
China Merchants Bank	15,000,000	2,184,042	12/12/2017	12/6/2018	5.44%
China Merchants Bank	1,500,000	218,404	2/8/2018	12/1/2018	5.66%
Industrial Bank	6,500,000	946,419	12/6/2017	12/3/2018	6.50%
Industrial Bank	3,000,000	436,809	12/7/2017	11/27/2018	6.00%
Industrial Bank	5,500,000	800,815	12/8/2017	11/20/2018	6.45%
China Minsheng Bank	4,000,000	582,411	6/28/2018	3/31/2019	5.44%
China Minsheng Bank	2,200,000	320,326	6/28/2018	3/31/2019	5.44%
Ping An Bank	6,200,000	902,737	9/25/2018	9/25/2019	7.96%
CZBANK	3,500,000	509,610	4/20/2018	10/19/2018	6.53%
CZBANK	6,000,000	873,617	4/19/2018	10/18/2018	6.48%
CZBANK	6,000,000	873,617	4/17/2018	10/16/2018	6.53%
CZBANK	1,500,000	218,404	4/19/2018	10/18/2018	6.50%
Bank of Communications	9,000,000	1,310,425	9/10/2018	9/7/2019	6.34%
CZBANK	4,880,000	710,542	4/26/2018	4/26/2019	4.35%
Total	132,350,000	19,270,530

The Company’s short-term bank borrowings are pledged by its assets as listed below, and guaranteed by the Company’s major shareholders: HUANG Jian Cong, WANG Jian Di, WANG Guo Lin, WANG Min Jie, and WANG Yang Ming, and their immediate family members.

The carrying values of the Company's pledged assets to secure short-term borrowings by the Company are as follows:

	As of September 30,
	2018	2017
Term Deposit as Collateral	$728,014	$-
Buildings, net	4,583,560	3,611,529
Land use rights, net	431,621	457,391
Machinery, net	154,795	281,355
Inventory	1,674,432	-
Total	$7,572,422	$4,350,275

Short-term bank borrowings consisted of the following at September 30, 2017:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank - Longwan Branch	5,580,000	838,530	1/13/2017	1/12/2018	5.44%
Agricultural Bank - Longwan Branch	8,700,000	1,307,385	1/18/2017	1/17/2018	5.66%
Agricultural Bank - Longwan Branch	5,750,000	864,076	8/17/2017	8/16/2018	5.44%
Agricultural Bank - Longwan Branch	4,300,000	646,179	8/14/2017	8/13/2018	5.44%
Agricultural Bank - Longwan Branch	6,000,000	901,646	9/22/2017	9/21/2018	5.65%
Agricultural Bank - Longwan Branch	6,190,000	930,198	12/16/2016	12/11/2017	4.79%
Agricultural Bank - Longwan Branch	10,000,000	1,502,743	1/10/2017	1/9/2018	4.79%
Minsheng Bank	4,350,000	653,693	6/30/2017	6/30/2018	5.44%
Minsheng Bank	3,250,000	488,391	6/30/2017	6/30/2018	5.44%
Xingye Bank	6,500,000	976,783	9/4/2017	12/4/2017	6.50%*
Zhejiang Commerce Bank	6,000,000	901,646	7/27/2017	4/20/2018	7.50%
Zhejiang Commerce Bank	1,500,000	225,411	7/28/2017	4/20/2018	7.50%
Bank of China - Longwan Branch	8,550,000	1,284,845	4/10/2017	3/29/2018	4.79%
Xingye Bank	6,500,000	976,783	9/5/2017	12/20/2017	6.50%*
Zhejiang Commerce Bank	10,500,000	1,577,880	7/28/2017	4/20/2018	7.50%
Pingan Bank	7,960,000	1,196,183	9/27/2017	9/25/2018	6.09%*
China Merchants Bank	5,400,000	811,481	12/20/2016	12/11/2017	5.44%
China Merchants Bank	5,990,000	900,143	12/20/2016	12/11/2017	5.44%
China Merchants Bank	5,000,000	751,371	12/20/2016	12/11/2017	5.44%
China Merchants Bank	410,000	61,612	12/22/2016	12/11/2017	5.52%
Bank of China - Longwan Branch	1,490,000	223,909	4/10/2017	3/29/2018	4.79%
Bank of China - Longwan Branch	2,760,000	414,757	4/10/2017	3/29/2018	4.79%
Xingye Bank	5,000,000	751,371	9/6/2017	12/14/2017	6.50%*
Bank of Communications	3,000,000	450,823	5/10/2017	11/13/2017	7.60%
Bank of Communications	3,000,000	450,823	4/18/2017	11/13/2017	7.12%
Bank of Communications	3,000,000	450,823	4/14/2017	11/13/2017	6.30%
Bank of Communications	3,000,000	450,823	4/19/2017	11/13/2017	7.60%
Bank of Communications	2,300,000	345,630	5/11/2017	11/13/2017	7.60%
Total	141,980,000	21,335,938

* These short-term borrowings were subject to variable interest rates.

NOTE 12 – COMMITMENT AND CONTINGENCIES

The Company, from time to time, may be a party to claims and legal proceedings generally incidental to its business. As of September 30, 2018, Company has no material purchase commitments, significant leases and unused letter of credit.

The Company has one pending legal claim against a third party as of September 30, 2018. See Note 4 for disclosure related to the claim with Raozhou Dianli Ltd. There were no other legal matters that are likely to have a material adverse effect on the Company’s financial position as of September 30, 2018 and 2017 and the results of operations or cash flows for the years ended September 30, 2018 and 2017.

NOTE 13 – UNCERTAIN TAX POSITION

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

In addition, the Company recorded a potential tax liability of $ $8,231,511 and $6,817,587 for the years ended September 30, 2018 and 2017, respectively, and for the possible underpayment of income and other taxes, not include potential interests or penalties. It is possible that the tax liability of the Company for past taxes may be higher than those amounts. The Company’s management believes it has sufficient cash on hand to adequately meet any tax liability for the underpayment of income and VAT taxes. Additionally, the Company’s management believes it may be able to negotiate with local PRC taxing authorities a reduction to any amounts that such authorities may believe are due and a reduction to any interest or penalties thereon. We have no guarantee that we will be able to negotiate such a reduction. To the extent our Company is able to negotiate such amounts, national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes, interest and penalties in amounts greatly exceeding management’s estimates.

The Company has accrued tax liabilities of $8,231,511 as of September 30, 2018, mostly related to its unpaid income tax and VAT tax, both of which are governed by local tax authority. The total amount of unpaid tax liabilities was accrued based on the calculation using the current prevailing tax rates without including potential interest and penalties because the Company’s management believes that it is unlikely that the interest and penalties would apply in the end if the Company negotiates with the local tax authority to pay all or part of the unpaid tax liabilities. The Company has had unofficial discussions with the local tax authority and the management believes that it is highly possible that the Company will reach an agreement with the local tax authority to result in a settlement of tax liability with a much less amount than the amount currently accrued. The Company has been negotiating with the local tax authority on the settlement continuously. Once the settlement is reached, any interest or penalties associated with those unpaid tax liabilities will most likely be waived or reduced. The management believes that it is very difficult to determine how much interest or penalties will eventually be, or if any of those will be assessed at all. Those potential interests or penalty liabilities are contingent upon the outcome of tax settlement and the management estimates if using current interest and penalty rate stipulated by the tax authority.

NOTE 14 – CUSTOMER AND SUPPLIER CONCENTRATION

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

The Company sold a substantial portion of products to one customer (21.1%) in 2018 and as of September 30, 2018, the amount due from this customer included in accounts receivable was $9,507,491. The Company sold a substantial portion of products to one customer (14.9%) in 2017 and as of September 30, 2017, the amount due from this customer included in accounts receivable was $3,459,882. The loss of the significant customer or the failure to attract the new customers could have a material adverse effect on our business, results of operations and financial condition for the Company.

The Company purchased a substantial portion of materials from three third-party vendors (62.4%) in 2018. As of September 30, 2018, the net amount due to the vendors (accounts payable - advance to vendors) was -$5,787,900, where negative number means net advance paid to the vendors. In 2017, the Company purchased a substantial portion of materials from three third-party vendors (63.5%). As of September 30, 2017, the net amount due to the vendors (accounts payable - advance to vendors) was $9,139,161. The Company believes there are numerous other suppliers that could substitute the current significant vendors should they become unavailable or non-competitive.

NOTE 15 – STOCKHOLDERS’ EQUITY

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

Shares Issuances

On December 21, 2017, the Company completed a Regulation S closing of private placement offering of ordinary shares of ZK International, no par value per share, at a purchase price of $6.00 per share, for an aggregate purchase price of $100,000 or 5.89BTC in cryptocurrency. Upon the closing, the Company issued a total of 16,666 ordinary shares to the subscribers in the Offering, subject to customary restrictions pursuant to Rule 144 of the Securities Act of 1933, as amended.

On December 22, 2017, the Company completed a Regulation D closing of private placement offering of ordinary shares of ZK International, no par value per share, at a purchase price of $6.00 per share, for an aggregate purchase price of $420,000. Upon the closing, the Company issued a total of 70,000 ordinary shares to the subscribers in the Offering, subject to customary restrictions pursuant to Rule 144 of the Securities Act of 1933, as amended.

On January 9, 2018, the Company completed a closing of private placement offering of ordinary shares of ZK International, no par value per share, at a purchase price of $8.00 per share, for an aggregate purchase price of $500,000 or 34.123BTC in cryptocurrency. Upon the closing, the Company issued a total of 62,500 ordinary shares to the subscribers in the Offering, subject to customary restrictions pursuant to Rule 144 of the Securities Act of 1933, as amended.

On March 21, 2018 the Company issued 30,000 ordinary shares of ZK International, no par value per share, to render the consulting contract with a consultant of the Company. The shares are measured based on the fair market value of $5.88 per share and the value of this share issuance is recognized as consulting expense.

On August 15, 2018, ZK International entered into a debt settlement and mutual release agreement (the “Debt Settlement and Mutual Release Agreement”) with Mr. Jiancong Huang, the Chief Executive Officer and Chairman of the Board of our Company. As of August 15, 2018, the Company was indebted to Mr. Huang approximately RMB 69 million and both parties agreed to settle the amount of RMB 64,079,472 (approximately $9,242,676 based on the exchange rate of 0.144238 on August 15, 2018) (the “Debt”), in respect to prior advances to finance the Company’s working capital. Mr. Huang agreed to accept 3,280,525 restricted ordinary shares, subject to Rule 144 of the Securities Act of 1933 as amended (the “Securities Act”), at $2.82 per share, representing 75% of the average closing bid price for the period from July 23, 2018 to August 3, 2018 (the “Shares”) to settle the Debt pursuance to the terms and conditions set forth in the Debt Settlement and Mutual Release Agreement (the “Settlement”). The Settlement, deemed as a related party transaction, was reviewed and approved by Company’s compensation committee, the Board of Directors and Nasdaq. As a foreign private issuer, we are permitted to, and did in this instance, follow certain home country corporate governance practices instead of those otherwise required under the applicable rules of the Nasdaq Capital Market for domestic U.S. issuers, provided that we disclose the requirements we are not following and describe the home country practices we are following. See “Item 16.G – Corporate Governance.”

Public Offering Warrants

In connection with the IPO on September 1, 2017, the Company issued warrants equal to seven percent (7%) of the shares issued, totaling 74,784 units to the placement agents (the “warrants”). The warrants carry a term of five years, and shall not be exercisable for a period of six months from the closing of the IPO and shall be exercisable at $5 per share. Management determined that these warrants are equity instruments because the warrants are both a) indexed to its own stock; and b) classified in stockholders' equity. The warrants were recorded at their fair value on the date of grant as a component of stockholders’ equity. As of September 30, 2018, the total number of warrants outstanding was 74,784 with weighted average remaining life of 4 years. The warrants were exercisable as of September 30, 2018 but no warrants has been exercised.

The fair value of this Warrants was $438,234 as determined on September 01, 2017. The fair value has been estimated using the Binomial Options pricing model with the following weighted-average assumptions: risk free rate of 2%; expected term of 5 years; exercise price of the warrants of $5; volatility of 67.4%; number of tree step of 10; and expected future dividends of nil.

Statutory surplus reserves

Pursuant to Chinese Company law applicable to foreign investment companies, the Company’s PRC subsidiaries are required to maintain statutory surplus reserves. The statutory surplus reserves are to be appropriated from net income after taxes, and should be at least 10% of the after tax net income determined in accordance with accounting principles and relevant financial regulations applicable to PRC enterprises (“PRC GAAP”). The Company has an option of not appropriating the statutory surplus reserve after the statutory surplus reserve is equal to 50% of the subsidiary’s registered capital. Statutory surplus reserves are recorded as a component of shareholders’ equity. The statutory surplus reserve as of September 30, 2018 is $2,031,414 .

ZK International, ZK Pipe, Wenzhou Weijia, xSigma, and ZK Uganda has not commenced operation since inception. No appropriation to the statutory surplus reserves.

Zhejiang Zhengkang appropriated $858,412 to the statutory surplus reserves for the year ended September 30, 2018. For the year ended September 30, 2017, statutory surplus reserves appropriated was $593,369.

Wenzhou Zhengfeng recorded a net loss for the year ended September 30, 2018 and no revenue for the year ended September 30, 2017, so no appropriation to the statutory surplus reserves and staff welfare and bonus fund was made.

Zhenglong Ecommerce recorded a net loss for the year ended September 30, 2018, so no appropriation to the statutory surplus reserves and staff welfare and bonus fund was made.

Dividends declared by the Company’s PRC subsidiaries are based on the distributable profits as reported in their statutory financial statements reported in accordance with PRC GAAP, which differ from the results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP. The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its PRC subsidiaries. As of September 30, 2018, the Company has no dividend payable.

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company, and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. Amounts restricted include the PRC subsidiaries’ paid-in capital and statutory surplus reserves of the Company’s PRC subsidiaries totaling $6,325,541 as of September 30, 2018 and $5,467,130 as of September 30, 2017.

Non-controlling interests

Non-controlling interests represent the interest of non-controlling shareholders in Zhejiang Zhengkang based on their proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. On September 29, 2015, Wenzhou Weijia acquired 99% equity percentage of Zhejiang Zhengkang from 5 individual shareholders: HUANG Jian Cong, WANG Ming Jie, WANG Guo Lin, WANG Jian Di and WANG Yang Ming. After that, Zhejiang Zhengkang’s equity interest is 99% held by Wenzhou Weijia and 1% held by HUANG Jian Cong as of the year end. The non-controlling interest in Zhejiang Zhengkang was 1% as of September 30, 2018 and 2017. The non-controlling interest in Zhenglong Ecommerce and ZK Uganda was 10.9%   and 20% as of September 30, 2018 respectively.

NOTE 16 – SEGMENT REPORTING

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

For the years ended September 30, 2018 and 2017, revenue and assets within PRC contributed over 90% of the Company’s total revenue and assets.

NOTE 17 – INCOME TAXES

	As of September 30,
	2018	2017	2016
Deferred tax assets:
Bad debt allowance recorded for accounts receivable	$299,596	$272,557	$247, 227
Net operating loss carry-forward	152,257	-	-
Less: valuation allowance	(152,257)	-	-
Total	$299,596	$272,557	$247, 227

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company’s deferred tax assets as of September 30, 2018, 2017 and 2016 were $299,596, $272,557 and 247, 227, respectively, which were mainly derived from the temporary difference from provision of doubtful accounts and net operating loss carry forward of Wenzhou Zhengfeng with effective period from October 01, 2018 to September 30, 2023. The Company evaluated the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized.

Income taxes for the years ended September 30, 2018 and 2017 are attributed to the Company’s continuing operations in China and consisted of:

	For the year ended September 30,
	2018	2017	2016
Current	$1,435,521	$1,019,147	$1,209,114
Deferred	(37,311)	(24,142)	(103,674)
Total	$1,398,210	$995,005	$1,105,440

Per the consolidated statements of operations and comprehensive income, the income tax expenses for the Company can be reconciled to the income before income taxes for the years ended September 30, 2018 and 2017 as follows:

	For the year ended September 30,
	2018	2017
Income before taxes excluded the amounts of loss incurring entities	$9,982,326	$7,178,353
PRC EIT tax rates	15%	15%
Tax at the PRC EIT tax rates	1,497,349	1,076,753
Tax effect of 50% R&D expenses deduction	(123,948)	(99,833)
Tax effect of deferred tax recognized	(37,311)	(24,142)
Tax effect of non-deductible expenses	62,120	42,227
Income tax expenses	$1,398,210	$995,005

Under the Law of the People's Republic of China on Enterprise Income Tax ("New EIT Law"), which was effective from January 1, 2008, both domestically- owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%.

Zhejiang Zhengkang was entitled High and New Technology Enterprise ("HNTE") and enjoyed preferential tax rate of 15% for a three-year validity period from April 16, 2009. And the HNTE certificate was renewed on October 29, 2012, September 17, 2015 and September 17, 2018 all with a three-year validity period respectively. Thus, Zhejiang Zhengkang is eligible for a 15% preferential tax rate from April 16, 2009 to September 16, 2021.

ZK International and XSigma is not subject to income taxes under the current laws of BVI. ZK Pipe was registered in Hong Kong and is subject to corporate income tax at 16.5% if revenue is generated in Hong Kong. Wenzhou Zhengfeng, Zhenglong Ecommerce and Wenzhou Weijia were both registered in the PRC and have applicable EIT rate of 25%. ZK Uganda was registered in the Republic of Uganda and is subject to corporate income tax at 30% if revenue is generated in Uganda.

NOTE 18 – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

ZK International Group Co., Ltd.

Balance Sheets

	As of September 30,
	2018	2017
ASSETS
Cash and cash equivalent	$53	$55
Total current assets	53	55
Due from subsidiaries	13,879,746	5,581,999
Intangible Assets	501,000	-
Total assets	$14,380,799	$5,582,054

STOCKHOLDERS’ EQUITY
Common stock, no par value, 50,000,000 shares authorized, 16,528,037 and 13,068,346 shares issued and outstanding, respectively	$-	$-
Additional paid-in capital	15,402,915	5,582,099
Accumulated deficits	(1,022,116)	(45)
Total stockholders' equity	14,380,799	5,582,054

Total liabilities and stockholders’ equity	$14,380,799	$5,582,054

NOTE 18 – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY – Continued

ZK International Group Co., Ltd.

Statements of Operations and Comprehensive income

	For the year ended September 30,
	2018	2017	2016
Operating expenses:
General and administrative expenses	$1,004,070	$45	$-
Selling and marketing expense	18,001
Total operating expenses	1,022,071	45	-

Net loss and comprehensive loss	$1,022,071	$(45)	$-

Net loss per common share – basic and diluted	$-	$-	$-

Weighted average number of common shares outstanding – basic	13,610,046	10,970,000	9,000,000
Weighted average number of common shares outstanding – diluted	13,629,517	10,973,674	9,000,000

ZK International Group Co., Ltd.

Statements of Cash Flows

	For the year ended September 30,
	2018	2017	2016
Cash flows used in operating activities
Net loss	$(1,022,071)	$(45)		$-
Non-cash Item	342,137
Net cash used in operating activities	(679,934)	(45)		-

Cash flows provided by financing activities
Cash received from Share Issuances, deduct related costs	(380,000)	5,582,099		-
Cash advanced from subsidiaries	1,980,934
Cash advanced to subsidiaries	(677,863)	(5,581,999)		-
Net cash provided by financing activities	923,071	100		-

Cash flows used in investing activities
Cash invested to intangible assets	(501,000)	-		-
Proceeds received from sale of intangible assets	257,863
Net cash used in financing activities	(243,137)	-		-

Effect of exchange rate changes on cash	-	-		-

Decrease in cash and cash equivalents	(2)	55		-
Cash and cash equivalents, beginning of year	55	-

Cash and cash equivalents, end of year	$53	$55		$-

Supplemental Cash Flows Information:
Non-cash financing activities (refer to share issuance activities)	$9,842,676	$-		$-
Income tax paid	$-	$-		$-
Interest paid	$-	$-		$-

Non-cash investing and financing activities:
Shares issued to founders	$-	$-	$

NOTE 18 – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY – Continued

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

(b) Cash advance with subsidiaries

In 2018, ZK International advanced $677,863 to its subsidiaries for supporting their operations and received $1,980,934 from its subsidiaries. These advances have been eliminated in consolidation.

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

As of September 30, 2018, 65.92% of ZK International’s equity interest was hold by the five mainland Chinese beneficial owners, with HUANG Jian Cong holding 43.05%, WANG Ming Jie holding 10.89%, WANG Guo Lin holding 10.89%, WANG Jian Di holding 1.09% and WANG Yang Ming holding nil.

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

Shares Issuances

On December 21, 2017, the Company completed a Regulation S closing of private placement offering of ordinary shares of ZK International, no par value per share, at a purchase price of $6.00 per share, for an aggregate purchase price of $100,000 or 5.89BTC in cryptocurrency. Upon the closing, the Company issued a total of 16,666 ordinary shares to the subscribers in the Offering, subject to customary restrictions pursuant to Rule 144 of the Securities Act of 1933, as amended.

On December 22, 2017, the Company completed a Regulation D closing of private placement offering of ordinary shares of ZK International, no par value per share, at a purchase price of $6.00 per share, for an aggregate purchase price of $420,000. Upon the closing, the Company issued a total of 70,000 ordinary shares to the subscribers in the Offering, subject to customary restrictions pursuant to Rule 144 of the Securities Act of 1933, as amended.

On January 9, 2018, the Company completed a closing of private placement offering of ordinary shares of ZK International, no par value per share, at a purchase price of $8.00 per share, for an aggregate purchase price of $500,000 or 34.123BTC in cryptocurrency. Upon the closing, the Company issued a total of 62,500 ordinary shares to the subscribers in the Offering, subject to customary restrictions pursuant to Rule 144 of the Securities Act of 1933, as amended.

On March 21, 2018 the Company issued 30,000 ordinary shares of ZK International, no par value per share, to render the consulting contract with a consultant of the Company. The shares are measured based on the fair market value of $5.88 per share and the value of this share issuance is recognized as consulting expense.

On August 15, 2018, ZK International entered into a debt settlement and mutual release agreement (the “Debt Settlement and Mutual Release Agreement”) with Mr. Jiancong Huang, the Chief Executive Officer and Chairman of the Board of our Company. As of August 15, 2018, the Company was indebted to Mr. Huang in the amount of RMB 64,079,472 (approximately $9,242,676 based on the exchange rate of 0.144238 on August 15, 2018) (the “Debt”), in respect to prior advances to finance the Company’s working capital. Mr. Huang agreed to accept 3,280,525 restricted ordinary shares, subject to Rule 144 of the Securities Act of 1933 as amended (the “Securities Act”), at $2.82 per share, representing 75% of the average closing bid price for the period from July 23, 2018 to August 3, 2018 (the “Shares”) to settle the Debt pursuance to the terms and conditions set forth in the Debt Settlement and Mutual Release Agreement (the “Settlement”). The Settlement, deemed as a related party transaction, was reviewed and approved by Company’s compensation committee, the Board of Directors and Nasdaq.

