Form 20-F/A
period 2018-09-30
ZK International Group Co., Ltd.
filed 2019-07-08
CIK 1687451

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(AMENDMENT NO.1)

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

Economic & Technology Development Zone

 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, no par value per share	ZKIN	The NASDAQ Stock Market LLC

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

☐ Yes    ☐ No

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends the annual report on Form 20-F of ZK International Group Co., Ltd., (“ZK International”) for the fiscal year ended September 30, 2018, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on January 31, 2019 (the “Form 20-F”). This Form 20-F/A is being filed solely for the purpose of (i) revising Item 3 Key Information to include selected financial data for fiscal year ended September 30, 2015 and to provide an amended disclosure regarding the adoption of ASC 606, (ii) revising Item 15 Controls and Procedures to provide an amended disclosure of the status of ZK International’s remediation activities, and (iii) revising Item 5 Operating and Financial Review and Prospects to include the net accounts receivable aging schedule as of September 30, 2018, 2017, 2016 and 2015. No other changes have been made to the Form 20-F.

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

(All amounts in thousands of U.S. dollars, except Shares outstanding)

Statement of operations data:

	Year ended September 30,
	2018	2017	2016	2015
Revenue	$54,884,381	$44,951,740	$36,809,094	$34,985,571
Cost of Revenue	$(36,593,792)	$(31,843,337)	$(25,333,318)	$(24,813,206)
Gross Profit	$18,290,589	$13,108,403	$11,475,776	$10,172,365
General and administrative expenses	$4,071,116	$1,782,318	$1,599,743	$1,046,652
Research and development expenses	$1,652,633	$1,331,111	$1,302,022	$928,826
Selling and marketing costs	$2,949,204	$1,915,127	$957,990	$591,344
income from operations	$9,617,636	$8,079,847	$7,616,021	$7,605,543
Interest expense	$(1,239,170)	$(1,245,385)	$(1,417,745)	$(1,912,866)
Interest income	$10,702	$24,459	$51,058	$132,747
Other income, net	$112,099	$69,772	$158,797	$135,374
Income before income taxes	$8,501,267	$6,928,693	$6,408,131	$5,960,798
Income taxes	$(1,398,210)	$(995,005)	$(1,105,440)	$(952,117)
Net income	$7,103,057	$5,933,688	$5,302,691	$5,008,681
Foreign currency translation (loss)	$(818,468)	$272,237	$(403,865)	$(142,842)
Comprehensive income	$6,284,589	$6,205,925	$4,898,826	$4,865,839

Balance sheet data:

	As of September 30,
	2018	2017	2016	2015
Current assets	$64,347,173	$54,751,108	$38,862,534	$29,352,729
Total assets	$76,398,563	$61,173,069	$45,550,956	$36,701,630
Current liabilities	$39,130,971	$39,806,123	$35,972,034	$32,036,574
Total liabilities	$39,130,971	$39,806,123	$35,972,034	$32,036,574
Total shareholders' equity	$37,267,592	$21,366,946	$9,578,922	$4,665,056
Shares outstanding	16,528,037	13,068,346	9,000,000	9,000,000

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

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We plan to adopt ASC 606 for the fiscal year ended September 30, 2019.

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

According to the current Special Administrative Measures for Entrance of Foreign Investment, our company’s business does not fall in any prohibited or restricted industries. If China’s Ministry of Commerce adopts a list as same as the Catalogue along with the draft, the draft will have very limited impact on our business, if any. The probability that our business will be classified as prohibited or restricted industry is very low. However, If China’s Ministry of Commerce adopts a list by our business is prohibited or restricted, and it treats our business in China as foreign investment by deciding our actual controller is Mr. Jiancong Huang who is not a Chinese citizen, we may face certain restrictions or even be prohibited to conduct business in China.

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

XSigma Corporation (“XSigma”) was incorporated on January 18, 2018 under the laws of the British Virgin Islands. XSigma is a wholly-owned subsidiary of ZK International. It is currently not engaging in any business but a research and investment vehicle to seek opportunities that would complement and diversify the current business operations of the Company.

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

Operating Activities:

Net cash used in operating activities for the year ended September 30, 2018 was approximately $2.23 million, which was primarily attributable to a net profit approximately $7.1 million, adjusted for non-cash items for approximately $0.66 million and adjustments for changes in working capital approximately $9.99 million. The adjustments for changes in working capital mainly included:

(i)	Increase in accounts receivable of approximately $7.2 million – our accounts receivable increased significantly due to the increased credit sales in 2018 compared to in 2017 despite that we had shorter collection cycle during 2018 fiscal year. For the fiscal year ended September 30, 2018, we had an overall sales outstanding of 180 days compared with 193 days in 2017. Compared with 2017 fiscal year, we generated more revenue from construction companies that carry public utility projects, such as municipal water and gas supply pipeline and the typical payment term with those customers is 6 months. These construction projects are typically funded by the local governments. Our customers usually get small progress payments throughout the construction period and a larger payment until the inspection is done and when the projects are completed. When our customers request for payment extension, we carefully review the background of the projects and the status of each construction project. We only grant payment extension to our customers when they have healthy financial standings, have no records of delinquent payments and can demonstrate their ability to continuing making the payments. Our management team believes that the risk of writing off the accounts receivable is low because of the involvement of local municipalities.

The following table is our net accounts receivable aging schedule as of September 30, 2018, 2017, 2016 and 2015:

	Total	< 1 Year	1 – 2 Years	2-3 Years	> 3 Years
As of September 30, 2018	$27,134,237	$20,549,351	$4,222,769	$2,037,074	$325,043
As of September 30, 2017	$21,261,609	$15,048,061	$5,516,294	$532,776	$164,478
As of September 30, 2016	$23,843,980	$20,003,450	$3,345,126	$383,699	$111,705
As of September 30, 2015	$15,225,136	$14,218,558	$336,988	$617,243	$52,347

The following table summarizes the amount that we subsequently collected as of May 31, 2019 based on the aging schedule above:

	Total	< 1 Year	1 – 2 Years	2-3 Years	> 3 Years
September 30, 2018	$27,134,237	$20,549,351	$4,222,769	$2,037,074	$325,043
Subsequently collected	$17,588,664	$13,687,958	$2,606,858	$1,022,092	$271,756

We expect the unreserved accounts receivable are all collectible within the next 12 months, as our customers keep making payment and there are no indications that we will not be able to collect the remaining balance.

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

The functions of each committee the Company formed and adopted charters for as of January 31, 2019 are described below:

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

As of January 31, 2019, our Beneficial Shareholders have not completed registrations in accordance with Circular 37, they are currently working on their registrations in the local Administration of Exchange Control. The failure of our Beneficial Shareholders to comply with the registration procedures may subject each of our Beneficial Shareholders to fines of less than RMB50,000 (approximately US$7199). If the registration formalities cannot be processed retrospectively, then the repatriation of the financing funds, profits or any other interests of our shareholders obtained through special purpose vehicles, for use in China, would be prohibited. As a result, any cross-border capital flows between our PRC subsidiary and its offshore parent company, including dividend distributions and capital contributions, would be illegal.

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

As of January 31, 2019, our PRC subsidiaries and consolidated affiliated entities are generally subject to VAT rates of 3%, 6% or 16%.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on The Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after January 31, 2019.

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

2)	The Company does not have sufficient accounting and finance personnel with U.S.-GAAP experience

As a result, the Company plans to develop remedial actions to strengthen its accounting and financial reporting functions. To strengthen the Company’s internal control over financial reporting, the Company plans to put design, implement, and test internal control over financial reporting. In addition to the foregoing efforts, the Company expects to implement the following remedial actions:

•	Development and formalization of key accounting and financial reporting policies and procedures by September 30, 2019;
•	Hire addition personnel with experience in US GAAP financial reporting and control procedures; and
•	Formalization of periodic communication between management and the audit committee by September 30, 2019.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits

Exhibit No.	Description of Exhibit

1.1(1)	Amended and Restated Memorandum and Articles of Association of ZK International Group Co., Ltd

2.1(1)	Registrant's form of ordinary share certificate

3.1(1)	Controlling shareholders’ agreement to vote in concert dated May 13, 2015.

4.1(2)	Form of subscription agreement between the Registrant and private placement investors

4.2(3)	Form of subscription agreement between the Registrant and private placement investor

10.1(5)	Form of Exclusive License Agreement among the Registrant, XSigma Corporation and TNT Blockchain Inc. dated February 8, 2018.

10.2(6)	Debt Settlement and Mutual Release Agreement between the Registrant and Jiancong Huang dated August 15, 2018

8.1(4)	List of Subsidiaries of the Registrant

11.1 (1)	Code of Business Conduct and Ethics

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

(1)	Incorporated by reference to Form F-1 filed on May 23, 2017

(2)	Incorporated by reference to Form 6-K filed on December 28, 2017

(3)	Incorporated by reference to Form 6-K filed on January 12, 2018

(4)	Incorporated by reference to Form 6-K filed on March 29, 2018

(5)	Incorporated by reference to Form 6-K filed on February 23, 2018

(6)	Incorporated by reference to Form 6-K filed on September 7, 2018

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZK INTERNATIONAL GROUP CO., LTD.

By:	/s/ Jiancong Huang
Name: Jiancong Huang
Title: Chief Executive Officer

Date: July 8, 2019

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

