Form 20-F
period 2019-09-30
ZK International Group Co., Ltd.
filed 2020-01-31
CIK 1687451

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended September 30, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Economic & Technology Development Zone

 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, no par value per share	ZKIN	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 16,558,037 Ordinary shares as of September 30, 2019.

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
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. All reference to “U.S. dollars”, “USD”, “US$” or “$” are to United States dollars. The exchange rates in effect as of September 30, 2019, 2018 and 2017 were US $1.00 for RMB 7.1477, RMB 6.8680, and RMB 6.6545, respectively. The average exchange rates for the years ended September 30, 2019, 2018 and 2017 were US $1.00 for RMB 6.8753, RMB 6.5368, and RMB 6.8126 respectively. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the fiscal years ended September 30, 2019, 2018, and 2017 and the selected consolidated balance sheets data as of September 30, 2019, 2018, and 2017 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

(All amounts in thousands of U.S. dollars, except Shares outstanding)

Statement of operations data:

	For the year ended September 30,
	2019	2018	2017	2016	2015
Revenue	$63,883,520	$54,884,381	$44,951,740	$36,809,094	$34,985,571
Cost of Revenue	$(48,239,478)	$(36,593,792)	$(31,843,337)	$(25,333,318)	$(24,813,206)
Gross Profit	$15,644,042	$18,290,589	$13,108,403	$11,475,776	$10,172,365
General and administrative expenses	$2,897,995	$4,071,116	$1,782,318	$1,599,743	$1,046,652
Research and development expenses	$1,452,061	$1,652,633	$1,331,111	$1,302,022	$928,826
Selling and marketing costs	$2,647,429	$2,949,204	$1,915,127	$957,990	$591,344
income from operations	$8,646,557	$9,617,636	$8,079,847	$7,616,021	$7,605,543
Interest expense	$(1,151,045)	$(1,239,170)	$(1,245,385)	$(1,417,745)	$(1,912,866)
Interest income	$24,437	$10,702	$24,459	$51,058	$132,747
Other income, net	$921,973	$112,099	$69,772	$158,797	$135,374
Income before income taxes	$8,441,922	$8,501,267	$6,928,693	$6,408,131	$5,960,798
Income taxes	$(248,228)	$(1,398,210)	$(995,005)	$(1,105,440)	$(952,117)
Net income	$8,193,694	$7,103,057	$5,933,688	$5,302,691	$5,008,681
Foreign currency translation (loss)	$(1,694,278)	$(818,468)	$272,237	$(403,865)	$(142,842)
Comprehensive income	$6,499,416	$6,284,589	$6,205,925	$4,898,826	$4,865,839

Balance sheet data:

	2019	2018	2017	2016	2015
Current assets	$58,853,036	$64,347,173	$54,751,108	$38,862,534	$29,352,729
Total assets	$78,402,367	$76,398,563	$61,173,069	$45,550,956	$36,701,630
Current liabilities	$34,584,662	$39,130,971	$39,806,123	$35,972,034	$32,036,574
Total liabilities	$34,584,662	$39,130,971	$39,806,123	$35,972,034	$32,036,574
Total shareholders' equity	$43,817,705	$37,267,592	$21,366,946	$9,578,922	$4,665,056
Shares outstanding	16,558,037	16,528,037	13,068,346	9,000,000	9,000,000

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

We recorded an income tax liability of $4,176,537, $4,263,289 and $3,074,635 for the fiscal years ended September 30, 2019, 2018 and 2017, respectively. It is possible that the tax liability of the Company for past taxes may be higher than those amounts. We believe that we have sufficient cash on hand to adequately meet any tax liability for the underpayment of income and business taxes. Additionally, we believe that we may be able to negotiate with local PRC taxing authorities a reduction to any amounts that such authorities may believe are due and a reduction to any interest or penalties thereon. We have no guarantee that we will be able to negotiate such a reduction. To the extent we can negotiate such amounts, national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes, interest and penalties in amounts greatly exceeding management’s estimates.

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

We have $16,281,461 in outstanding bank loans as of September 30, 2019. While the management believes that we will have sufficient cash to repay these loans, there can be no guarantee that we will be able to pay all amounts when due or refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

Weak liquidity may have material adverse effect on our results of operations.

While our operating activities provided $8,156,488 in net cash during the fiscal year ended September 30, 2019, we cannot assure you that we will be able to do in the future. In addition, some of our accounts receivable have carried balance for more than 3 years. While we are actively collecting the remaining balance of these accounts receivable, we cannot assure you that we will be able to do so. If we continue experiencing an increase in accounts receivable without substantial collection of them, the weak liquidity could have a material adverse effect on our financial performance.”

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

We consider our major customers in each period to be those customers that accounted for more than 10% of overall revenues in such period. We had no significant customer during the fiscal year ended September 30, 2019. There was one significant customer during the fiscal year ended September 30, 2018, which accounted for 21.1% of total sales. We have one significant customer during the fiscal year ended September 30, 2017, which accounted for 14.9% of total sales. It is common practice for us rely to on individual orders from such customers without any long-term contracts. Therefore, there can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. As the majority of our revenues are driven by individual orders for construction products, our major customers often change each period based on when a given order is placed. If we cannot maintain long-term relationships with major customers or replace major customers from period to period with equivalent customers, the loss of such sales could have an adverse effect on our business, financial condition and results of operations.

The loss of any of our key vendors could have a materially adverse effect on our results of operations.

We consider our major vendors in each period to be those vendors that accounted for more than 10% of overall purchases in such period. We had two vendors during the fiscal years ended September 30, 2019, who collectively accounted for 75.78% of total purchase. We had three vendors during the fiscal years ended September 30, 2018 and 2017, who collectively accounted for 62.4% and 63.6% of total purchase respectively during the two fiscal years. We purchase raw materials on the market at prevailing market prices. We believe that we can locate replacement vendors readily on the market for prevailing prices and that we would not have significant difficulty replacing a given vendor, any difficulty in replacing such a vendor could adversely affect our company’s performance to the extent it results in higher prices, slower supply chain and ultimately less desirable results of operations.

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

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes.

Our business could be materially and adversely affected by the outbreak of epidemics including but not limited to the novel coronavirus (nCoV), swine influenza, avian influenza, middle east respiratory syndrome (MERS-CoV) and severe acute respiratory syndrome (SARS-CoV). Our financial and operating performance may be adversely affected by epidemics such as the on-going novel coronavirus (nCoV), natural disasters and other catastrophes. As a result of the on-going novel coronavirus, we expect our operation to experience slowdown or temporary suspension in production. Our business could be materially and adversely affected in the event that the slowdown or suspension carries for a long period of time. During such epidemic outbreak, China may adopt certain hygiene measures, including quarantining visitors from places where any of the contagious diseases were rampant. Those restrictive measures adversely affected and slowed down the national economic development during that period. Any prolonged restrictive measures in order to control the contagious disease or other adverse public health developments in China or our targeted markets may have a material and adverse effect on our business operations.

Similarly, natural disasters, wars (including the potential of war), terrorist activity (including threats of terrorist activity), social unrest and heightened travel security measures instituted in response, and travel-related accidents, as well as geopolitical uncertainty and international conflict, will affect travel volume and may in turn have a material adverse effect on our business and results of operations. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be adversely and materially affected, which in turn may harm our reputation.

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

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive (loss)/income.” For the years ended September 30, 2019, 2018 and 2017, we had adjustment loss of $1,694,278, adjustment loss of $818,468 and adjustment gain of $272,237 respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

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

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have adopted ASC 606 for the fiscal year ended September 30, 2019.

Our officers/directors have entered into an agreement to vote in concert, which provides control over majority of our Ordinary Shares and increases our influence on shareholder decisions.

ZK International was incorporated on May 13, 2015 under the laws BVI, with 100% of the founding shares held by Kai Chun Cheng. On the same date, Jiancong Huang, Mingjie Wang, Guolin Wang, Jiandi Wang and Yangming Wang entered into an agreement to vote in concert in ZK International with Mr. Huang appointed as proxy effective completion of transfer of the ordinary shares held by Mr. Cheng. Pursuant to the agreement, which has a term of 20 years from its effective date of May 13, 2015, if the parties are unable to reach a unanimous consent in relation to the matters requiring action in concert, a decision made by more than 50% of the voting rights of the parties will be deemed a decision unanimously passed by all parties and will be binding on all parties. On July 29, 2015, Mr. Cheng entered into equity interest transfer agreements with and transferred to these individuals 45%, 20%, 20%, 10% and 5%, respectively, of ZK International’s equity interest on October 12, 2015. All of these individuals are officers or directors of ZK International and/or our operating entity Zhejiang Zhengkang. As of January 31, 2020, our officers and/or directors beneficially own approximately 52.21% of our outstanding shares.  As a result, our officers and directors will possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders.

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

As a foreign private issuer, our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

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

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the applicable rules of the Nasdaq Capital Market for domestic U.S. issuers, provided that we disclose the requirements we are not following and describe the home country practices we are following. From time to time, we have followed and may follow home country practice in British Virgin Islands in lieu of Nasdaq Capital Market rules requiring written notification to shareholders for omission to seek shareholder approval for a specified issuance of securities. In August 2018, we provided NASDAQ with notice of noncompliance with respect to the requirement to provide written notification to shareholders for omission to seek shareholder approval for a specified issuance of securities. NASDAQ Listing Rule 5635(f) provides that “[a] Company that receives [an exemption applicable to a specified issuance of securities] must mail to all Shareholders not later than ten days before issuance of the securities a letter alerting them to its omission to seek the shareholder approval that would otherwise be required…” Under the British Virgin Islands Business Companies Act, there is no general requirement for shareholders to be notified of securities issuance of a British Virgin Islands company, which is different than the requirements of the Nasdaq Capital Market listing standards. We may in the future again elect to follow home country practices in British Virgin Islands with regard to other matters. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may provide less protection to you than what is accorded to investors under the applicable rules of the Nasdaq Capital Market applicable to domestic U.S. issuers.

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

The Clean Water Supply Initiative

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

The total water consumption in 2018 was 611 billion cubic meters, an increase of 1.1% over the previous year%, as illustrated below. Among them, domestic water consumption increased by 1.4%, industrial water consumption increased by 0.6%, agricultural water consumption increased by 1.1%, and ecological water supply increased by 3.8%.

From 2010 to 2017, the length of China's water supply pipelines and total water supply have increased year by year, as illustrated below. In 2017, the length of China's water supply pipelines reached 797,000 kilometers, a year-on-year increase of 5.28%; China's total water supply reached 59.38 billion cubic meters, a year-on-year increase of 2.26%.

The government and private capital have now turned their focus to updating cities’ water distribution networks. According to Qianzhan Industry Research Institute, a Chinese research firm, investment from both the government and private companies in the water supply and distribution industry has grown significantly, as illustrated below:

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

Our connections and fittings segment has grown significantly during 2019. The increased proportion of our revenue generated by the connections and fittings segment reflects a shift in our manufacturing and marketing priority to this segment. We have shifted our focus to connections and fittings because we could offer more value-add to our products than pipe or strip. More importantly, providing quality products in this segment is more likely to help us retain clients as consistency and quality of joints and fittings plays a big role in reducing maintenance costs and leakage rates for the customers.

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

We find that primarily sold through distributors, our products are mostly embraced by two categories of end users: those within the water transmission industry and those within the gas transmission. Our clients scatter in diverse industries including, but not limited to, water treatment, real estate development, hospitality, hospital, gas supply, and school. We consider our major customers in each period to be those customers that accounted for more than 10% of overall revenues in such period. We had no significant customer during the fiscal year ended September 30, 2019. There was one significant customer during the fiscal year ended September 30, 2018, which accounted for 21.1% of total sales. There was one significant customer during the fiscal year ended September 30, 2017, which accounted for 14.9% of total sales.

Suppliers

We consider our major vendors in each period to be those vendors that accounted for more than 10% of overall purchases in such period. We had two vendors during the fiscal years ended September 30, 2019, who collectively accounted for 75.78% of total purchase. We had three vendors during the fiscal years ended September 30, 2018 and 2017, who collectively accounted for 62.4% and 63.6% of total purchase respectively during the two fiscal years. We purchase from a variety of suppliers and believe these raw materials are widely available. If we were unable to purchase from our primary suppliers, we do not expect we would face difficulties in locating another supplier at substantially the same price. We have secure and efficient access to all the raw materials necessary for the production of our products. We believe our relationships with the suppliers of these raw materials are strong. While the prices of such raw materials may vary greatly from time to time, we believe we could hedge such risk by adjusting our price or absorb the higher cost at times if necessary.

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

Our Intellectual Property

We rely on our technology patents to protect our domestic business interests and ensure our competitive position in our industry. The issued patents we hold are as follows:

No.	Patent Name	Owner	Category	Patent Code.	Authorization Date
1.	Anti vibration groove	Zhejiang Zhengkang	Design Patent	2016303899813	12/21/2016
2.	Anti vibration groove connector for pipeline	Zhejiang Zhengkang	Utility Models Patent	2016208805658	01/18/2017
3.	High strength tensile mechanical compression type pipe joint	Zhejiang Zhengkang	Utility Models Patent	2016204183044	09/21/2016
4.	Tensile elastic ring	Zhejiang Zhengkang	Utility Models Patent	2016204163036	09/21/2016
5.	Special joint for gas	Zhejiang Zhengkang	Utility Models Patent	2016204209275	09/21/2016
6.	Self sealing ring	Zhejiang Zhengkang	Utility Models Patent	2016204162993	11/23/2016
7.	Warm jacket (45 degree elbow)	Zhejiang Zhengkang	Design Patent	2016300576444	07/20/2016
8.	Articulated bellows	Zhejiang Zhengkang	Utility Models Patent	2016201606371	07/27/2016
9.	Stainless steel pipe warm jacket	Zhejiang Zhengkang	Utility Models Patent	2016201606102	07/27/2016
10.	A new type of metal pipe fitting	Zhejiang Zhengkang	Utility Models Patent	2016201585303	07/27/2016
11.	Three way warm jacket	Zhejiang Zhengkang	Design Patent	2016300576459	07/27/2016
12.	Warm jacket (90 degree elbow)	Zhejiang Zhengkang	Design Patent	2016300576463	07/27/2016
13.	Direct thermal cover	Zhejiang Zhengkang	Design Patent	2016300576482	09/07/2016
14.	Thin wall compression type metal pipe fitting type O sealing ring	Zhejiang Zhengkang	Utility Models Patent	2015202071764	08/05/2015
15.	Internal expansion type stainless steel pipe mouth shaping device	Zhejiang Zhengkang	Utility Models Patent	2015202074989	08/05/2015
16.	Full automatic stainless steel pipe high pressure water pressure testing machine	Zhejiang Zhengkang	Utility Models Patent	2015202070687	08/05/2015
17.	An elbow pipe automatic flat head machine	Zhejiang Zhengkang	Utility Models Patent	2015202072894	08/05/2015
18.	Full automatic steel pipe air tightness detecting machine	Zhejiang Zhengkang	Invention Patent	2014100189333	03/02/2016
19.	Full automatic steel pipe air tightness detection device	Zhejiang Zhengkang	Utility Models Patent	2014200253551	06/25/2014
20.	Loading device of full automatic steel pipe air tightness testing machine	Zhejiang Zhengkang	Utility Models Patent	2014200262086	06/25/2014
21.	Material distributing device of full automatic steel pipe air tightness detecting machine	Zhejiang Zhengkang	Utility Models Patent	2014200261789	06/25/2014
22.	Multi-station semiautomatic fitting former	Zhejiang Zhengkang	Invention Patent	201310251507X	08/26/2015
23.	Double-cone double-clamp metal pipeline connecting piece	Zhejiang Zhengkang	Utility Models Patent	2013203622036	12/18/2013
24.	Semi-automatic multi-station pipe fitting forming machine	Zhejiang Zhengkang	Utility Models Patent	2013203622017	12/18/2013

25.	Convex-ring-free self-locking and hermetic-connecting device for thin-walled stainless steel pipe	Zhejiang Zhengkang	Utility Models Patent	2011202296878	01/11/2012
26.	LGSSP connecting piece without bulge loop and adopting self-locking sealing	Zhejiang Zhengkang	Utility Models Patent	2011202296806	02/15/2012
27	Pipe Joint	Zhejiang Zhengkang	Invention Patent	2006100289799	05/12/2010
28	Convex pipe joint	Zhejiang Zhengkang	Invention Patent	2008101079922	08/31/2011
29	Elbow pipe fittings automatic flat head machine	Zhejiang Zhengkang	Invention Patent	200910097809X	09/08/2010
30	Buckle type pipe fitting with warning device	Zhejiang Zhengkang	Utility Models Patent	2016214861265	08/18/2017
31	Automatic roll forming machine	Zhejiang Zhengkang	Utility Models Patent	2009201178720	01/13/2010
32	Electric crimping device for scissors-type clamping pipe fittings	Zhejiang Zhengkang	Utility Models Patent	2018213445007	04/12/2019
33	Electric crimping device for three-lobed clamping tube fittings	Zhejiang Zhengkang	Utility Models Patent	2018213444860	04/23/2019

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

Trademarks

In addition, we have the right to use the following trademark registrations issued in the PRC, all of which are held by the Zhejiang Zhengkang:

No.	Registrant	Trademark	Category	Certificate Code	Valid Through	Application Area
1	Zhejiang Zhengkang		6	4482840	2008.2.14- 2018.2.13	Metal Sheet and Plate, Metal Door Panel, Metal Binding Strap, Metal Flange, Metal Signboard, Metal Electrode

2	Zhejiang Zhengkang		6	5584098	2009.6.28- 2019.6.27	Metal Sheet and Plate, Metal Pipe, Metal Partition Board, Metal Door, Metal Lock, Metal Band Hoop, Metal Screws, Metal Signboard, Metal Flange, Metal Electrode

3	Zhengkang Industrial Co., Ltd.		6	5584100	2009.10.21- 2019.10.20	Metal Sheet and Plate, Metal Partition Board, Metal Binding Strap, Metal Screws, Metal Signboard, Metal Stretcher, Metal Electrode

4	Zhejiang Zhengkang	11	5584101	2009.8.14- 2019.8.13	Faucet, Pipe Tap, Water Distribution Equipment, Pipeline of Medical Equipment, Plumbing Pipe and Fitting, Water Drainage Equipment, Mixer Tap, Running Water Coordination Equipment

5	Zhejiang Zhengkang	6	5646751	2009.7.14- 2019.7.13	Metal Pipe, Steel Bar, Metal Signboard, Railway Metal Material, Metal Clip (for cable or pipe), Metal Mold, Metal Electrode, Iron Ores, Bronze Artwork, Metal Mooring Bollards

6	Zhejiang Zhengkang	41	7034175	2010.10.14- 2020.10.13	School (Education), Training, Meeting Arrangement, Book Publication, Club Service (Entertainment or Education), TV Program Production, Lottery

7	Zhejiang Zhengkang	39	7034176	2010.10.14- 2020.10.13	Transportation, Marine Transportation, Truck Transportation, Air Transportation, Car Rental, Storage, Express Delivery, Travelling Agency, Pipe Transportation

8	Zhejiang Zhengkang	28	7034178	2010.12.28- 2020.12.27	Christmas Tree with Synthetic Material, Fishing Tackle, Fishing Pole, Swimming Pool

9	Zhejiang Zhengkang	20	7034179	2010.10.28- 2020.10.27	Plastic Elbow Pipe, Glass Mirror, Non-metal Plate, Drinking Straw, Non-metal Furniture Component, Non-metal Door Component

10	Zhejiang Zhengkang	18	7034180	2011.06.07- 2021.06.06	Leather Bag, Handbag, Travelling Coat Pocket, Umbrella, Umbrella Cover, Crutch, Leather Belt, Sausage Casing

11	Zhejiang Zhengkang	17	7034181	2010.11.14- 2020.11.13	Synthetic Rubber, Synthetic Resin, Asbestos Sole, Electro Insulating Material, Package Rubber Bag, Firehose, Latex, Plexiglass

12	Zhejiang Zhengkang	12	7034182	2010.6.14- 2020.6.13	Railway Carriage Couplings, Air Pump, Small-size Vehicle, Bicycle, Aerial Conveyer, Luggage Carrier, Sleigh Car, Vehicle Tire, Ferry

13	Zhejiang Zhengkang	8	7034183	2010.10.7- 2020.10.6	Abrasive Tool, Garden Tool, Fish Spear, Shaver, Drills, Threader, Sculpting Tool, Scissor, Tableware

14	Zhejiang Zhengkang	42	7086004	2011.2.21- 2020.2.20	Land Vehicle, Meteorological Info, Vehicle Performance Inspection, Package Design, Interior Design

15	Zhejiang Zhengkang	7	7086005	2010.7.14- 2020.7.13	Vehicle Engine Radiator Tube, Machine Tool, Steam Elbow Pipe, Die-casting Mold, Sewing Machine, Leather-working Machine, Agricultural Machinery

16	Zhejiang Zhengkang	45	7086006	2010.8.7- 2020.8.6	Security Surveillance, Security Consulting, Dress Rental, Lock Pick, Firefighting, Intellectual Property Consulting, IP License, Software License

17	Zhejiang Zhengkang	36	7086007	2010.9.7- 20209.6	Life Insurance, Insurance Consulting, Financial Loan, Security Trade Information, Artwork Appraisal, Guarantee, Charitable Fund Raising, Pawn Brokerage, Credit Card Service

18	Zhejiang Zhengkang	6	7089246	2010.7.7- 2020.7.6	Metal Sheet and Plate, Metal Water Pipe, Metal Door Panel, Metal Valve, Metal Lock, Metal Band Hoop, Metal Screws, Metal Signboard, Metal Flange, Metal Pipe

19	Zhejiang Zhengkang	6	7154484	2010.7.21- 2020.7.20	Metal Sheet and Plate, Metal Water pipe, Metal Door Panel, Metal Valve, Metal Lock, Metal Band Hoop, Metal Screws, Metal Signboard, Metal Flange, Metal Pipe

20	Zhejiang Zhengkang	6	7287954	2010.12.21- 2020.12.20	Metal Sheet and Plate, Metal Water pipe, Metal Door Panel, Metal Lock, Metal Band Hoop, Metal Screws, Metal Signboard, Metal Flange, Metal Pipe

21	Zhejiang Zhengkang	1	13711670	2015.6.21- 2025.6.20	Industrial Graphite, Oxidation Shaft, Photographic Paper, Fire Extinguishing Composition, Flux, Metal Return Agent

22	Zhejiang Zhengkang		21	13716104	2015.8.21- 2025.8.20	Toothbrush, Cosmetics, Water Tank (Indoor Aquarium), Trapping Insects

23	Zhejiang Zhengkang		26	13712073	2015.8.21- 2025.8.20	Wigs, Needles, Garment Pads, Repaired Textiles with Heat-Bonded Patches, Linen Markers with Numbers

24	Zhejiang Zhengkang		40	13716264	2015.4.7- 2025.4.6	Metal Plating, Wood Making, Optical Lens Grinding, Firing Pottery

25	Zhejiang Zhengkang		5	13711759	2015.7.21- 2025.7.20	Dental Abrasive Powder

26	Zhejiang Zhengkang		6	14497890	2015.8.7- 2025.8.6	Metal Water pipe, Metal Door, Metal Binding Strap, Metal Screws, Metal Flange, Metal Sealing Cap, Metal Signboard, Metal Electrode

27	Zhejiang Zhengkang		9	13715937	2015.8.21- 2025.8.20	Signal Light, Movie Camera, Water Meter, Optical Product, Safety Helmet

28	Zhejiang Zhengkang		16	13711975	2016.5.7- 2026.5.6	Lithographic Crafts

29	Wenzhou Zhengfeng		6	1581510	2001.6.7- 2011.6.6	Sheet Metal and Sheet Metal, Steel Strip, Metal Strip For Packaging Or Bundling, Ordinary Metal Wire, Iron Strip, Stainless Steel, Steel Strip, Ordinary Metal Hinge, Metal Rod

30	Zhejiang Zhengkang	希哥玛	38	34035720	2019.7.21- 2029.7.20	Services for radio or television programmes, Communication service

31	Zhejiang Zhengkang	XSigma	38	34041789	2.19.7.21- 2029.7.20	Services for radio or television programmes, Communication service

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

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC include the Company Law of the PRC, as amended in 2004, 2005 and 2013, the Wholly Foreign-owned Enterprise Law promulgated in 1986 and amended in 2000 and 2016 and its implementation regulations promulgated in 1990 and subsequently amended in 2001 and 2014, the Equity Joint Venture Law of the PRC promulgated in 1979 and subsequently amended in 1990, 2001 and 2016 and its implementation regulations promulgated in 1983 and subsequently amended in 1986, 1987, 2001, 2011 and 2014, and the Cooperative Joint Venture Law of the PRC promulgated in 1988 and amended in 2000 and 2017 and its implementation regulations promulgated in 1995 and amended in 2014 and 2017. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

It is still uncertain when the draft would be signed into law and whether the final version would have any substantial changes from this draft. When the Foreign Investment Law becomes effective, the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, will be abolished.

Recently, the Chinese government has also been actively guiding the foreign investment to promote domestic economic development and industrial upgrading. To this end, the State Council issued the Circular on Several Measures for Actively and Effectively Utilizing Foreign Investment to Promote High-quality Economic Development (Circular 19, 2018), which guides foreign investment to invest more in modern agriculture and ecological construction, among other industries. The key areas, such as optimizing tax policy, supporting innovation and encouraging mergers and acquisitions, are potentially good for the related industries in which our Company is involved, but the specific measures need to be refined and clarified, and the sustainability of the policy remains uncertain.

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

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008. Under this regulation, the Renminbi is freely convertible for current account items, including the trade and service-related foreign exchange transactions and other current exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange promulgated on June 20, 1996 by the People’s Bank of China, foreign-invested enterprises in China may purchase or remit foreign currency for settlement of current account transactions without the approval of the SAFE. Foreign currency transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities.

In addition, the Notice of the General Affairs Department of SAFE on The Relevant Operation Issues Concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, which was promulgated on August 29, 2008 by SAFE, regulates the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in PRC, unless specifically provided otherwise. The SAFE further strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested enterprise. The use of such Renminbi may not be changed without approval from the SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Any violation of Circular 142 may result in severe penalties, including substantial fines.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

In July 2014, SAFE decided to further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign invested enterprises, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas, or Circular 36, on August 4, 2014. This circular suspends the application of Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas to use the Renminbi capital converted from foreign currency registered capital for equity investments within the PRC.

On March 30, 2015, SAFE released the Notice on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which has made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises, lifted some foreign exchange restrictions under Circular 142, and annulled Circular 142 and Circular 36. However, Circular 19 continues to, prohibit foreign-invested enterprises from, among other things, using Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises.

On June 19, 2016, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, which took effect on the same day. Compared to Circular 19, Circular 16 not only provides that, in addition to foreign exchange capital, foreign debt funds and proceeds remitted from foreign listings should also be subject to the discretional foreign exchange settlement, but also lifted the restriction, that foreign exchange capital under the capital accounts and the corresponding Renminbi capital obtained from foreign exchange settlement should not be used for repaying the inter-enterprise borrowings (including advances by the third party) or repaying the bank loans in Renminbi that have been sub-lent to the third party.

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

Regulations Related to Labor and Social Security

Pursuant to the PRC Labor Law, the PRC Labor Contract Law and the Implementing Regulations of the Employment Contracts Law, labor relationships between employers and employees must be executed in written form.  Wages may not be lower than the local minimum wage.  Employers must establish a system for labor safety and sanitation, strictly abide by state standards and provide relevant education to its employees.  Employees are also required to work in safe and sanitary conditions.

On December 28, 2012, the PRC Labor Contract Law was amended with effect on July 1, 2013 to impose more stringent requirements on labor dispatch.  Under such law, dispatched workers are entitled to pay equal to that of full-time employees for equal work, but the number of dispatched workers that an employer hires may not exceed a certain percentage of its total number of employees as determined by the Ministry of Human Resources and Social Security.  Additionally, dispatched workers are only permitted to engage in temporary, auxiliary or substitute work.  According to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, the number of dispatched workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched workers).  The Interim Provisions on Labor Dispatch require employers not in compliance with the PRC Labor Contract Law in this regard to reduce the number of its dispatched workers to below 10% of the total number of its employees prior to March 1, 2016.  In addition, an employer is not permitted to hire any new dispatched worker until the number of its dispatched workers has been reduced to below 10% of the total number of its employees.

Under PRC laws, rules and regulations, including the Social Insurance Law, the Interim Regulations on the Collection and Payment of Social Security Funds and the Regulations on the Administration of Housing Accumulation Funds, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity leave insurance and housing accumulation funds.  These payments are made to local administrative authorities and any employer who fails to contribute may be fined and ordered to pay the deficit amount.  We have contributed to the basic and minimum social insurance plan. Due to a high employee turnover rate in our industry, it is difficult for us to comply fully with the law. While we believe we have made adequate provision of such outstanding amounts of contributions to such plans in our financial statements, any failure to make sufficient payments to such plans would be in violation of applicable PRC laws and regulations and, if we are found to be in violation of such laws and regulations, we could be required to make up the contributions for such plans as well as to pay late fees and fines.

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

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. We were granted land use rights for our facilities in Wenzhou, which expires on November 30, 2052. Following is a list of our properties, all of which we own the land use rights to:

Property	Duration of Land Use Rights	Space	Ground Floor Area
No. 678 Dingxiang Road, Binhai Industrial Park Economic & Technology Development Zone Wenzhou, Zhejiang Province P.R. China 325020	December 1, 2002 - November 30, 2052	19,427 m2	9,600 m2
Longlian Plaza Building #3, Yongzhong Boulevarad, 167 North Luodong Road, Suite 702, Longwan District, Wenzhou, Zhejiang Province, P.R. China	August 19, 2016 – November 12 2051	1012 m2	-
23 units of Xuri Xiaoqu, B404 Binhai Industrial Park Economic & Technology Development Zone Wenzhou, Zhejiang Province P.R. China 325020	March 31, 2003 – March 31, 2073	1377.14 m2	-

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

Over the past few years, we have seen significant growth of our revenue and market share. In summary, we generated a revenue and net income of $63,883,520 and $8,193,694, respectively, for the year ended September 30, 2019, an increase of 16.40% and 15.35% respectively, compared to the fiscal year ended September 30, 2018, during which we generated $54,884,381 and $7,103,057.

The following table presents an overview of our results of operations for the years ended September 30, 2019, 2018 and 2017:

	For the year ended September 30,
	2019	2018	2017
Revenues	$63,883,520	$54,884,381	$44,951,740
Cost of sales	(48,239,478)	(36,593,792)	(31,843,337)
Gross profit	15,644,042	18,290,589	13,108,403

Operating expenses:
Selling and marketing expenses	2,647,429	2,949,204	1,915,127
General and administrative expenses	2,897,995	4,071,116	1,782,318
Research and development costs	1,452,061	1,652,633	1,331,111
Total operating expenses	6,997,485	8,672,953	5,028,556

Operating Income	8,646,557	9,617,636	8,079,847

Other income (expenses):
Interest expenses	(1,151,045)	(1,239,170)	(1,245,385)
Interest income	24,437	10,702	24,459
Other income, net	921,973	112,099	69,772
Total other expenses, net	(204,635)	(1,116,369)	(1,151,154)

Income before income taxes	8,441,922	8,501,267	6,928,693

Income tax provision	(248,228)	(1,398,210)	(995,005)

Net income	$8,193,694	$7,103,057	$5,933,688
Net income attributable to non-controlling interests	(86,828)	(84,943)	(59,412)

Net income attributable to ZK International Group Co., Ltd.	8,106,866	7,018,114	$5,874,276

Net income	8,193,694	$7,103,057	$5,933,688

Other comprehensive income (loss):
Foreign currency translation adjustment	(1,694,278)	(818,468)	272,237

Total comprehensive income	$6,499,416	$6,284,589	$6,205,925
Comprehensive loss (income) attributable to non-controlling interests	(73,919)	(75,719)	(61,100)

Comprehensive income attributable to ZK International Group Co., Ltd.	$6,425,497	$6,208,870	$6,144,825

Basic and diluted earnings per share
Basic	$0.49	$0.52	$0.56
Diluted	0.49	0.51	0.56
Weighted average number of shares outstanding
Basic	16,551,708	13,610,046	10,970,000
Diluted	16,551,708	13,629,517	10,973,674

Revenue

Revenues increased by $8,999,139 or 16.40%, to $63,883,520 for the year ended September 30, 2019 from $54,884,381 for the year ended September 30, 2018. The increase in revenues was primarily driven by our increased sales of stainless steel coil and strip as compared to our stainless steel piping and fitting products. During 2019 fiscal year, the sales of stainless steel coil and strip accounts for approximately 25.53% of our total revenue.

We generated revenue of $54,884,381 for the fiscal year ended September 30, 2018, as compared to $44,951,740 for the fiscal year ended September 30, 2017. The increase in revenue is primarily due to our company getting more market share of this industry and more government projects to replace the underground pipes and to improve local water supply systems.

Gross profit

Our gross profit decreased by $2,646,547, or 14.47%, to $15,644,042 for the year ended September 30, 2019 from $18,290,589 for the year ended September 30, 2018. Gross profit margin was 24.49% for the year ended September 30, 2019, as compared to 33.33% for the year ended September 30, 2018. The decrease of gross profit was primarily due to increased sales percentage of low gross margin products such as stainless steel coil and strip and decreased sales percentage of high gross margin products such as stainless steel piping and fitting products. The gross profit of stainless steel coil products is approximately 0.13% due to the decrease of average selling price of stainless steel coil products, while our water and gas piping products generally have gross margin of 32.84%. During 2019 fiscal year, our sales of high gross margin products were significantly limited by our manufacturing capacity and we plan to expand capacity by vertically acquiring companies in the same industry in order to take advantage of existing production lines and experienced management team of the target company.

Our gross profit increased by $5,182,186, or 39.53%, to $18,290,589 for the year ended September 30, 2018 from $13,108,403 for the year ended September 30, 2017. Gross profit margin was 33.33% for the year ended September 30, 2018, as compared to 29.16% for the year ended September 30, 2017. The increase is primarily due to the improvement of our manufacturing technique which lowered our defect rate and thus decreased the cost of the production.

Selling and Marketing Expenses

We incurred $2,647,429 in selling and marketing expenses for the fiscal year ended September 30, 2019, compared to $2,949,204 for the fiscal year ended September 30, 2018. Selling and marketing expenses decreased by $301,775, or 10.23%, during the fiscal year ended September 30, 2019 compared to the fiscal year ended September 30, 2018. This decrease is primarily due to decreases in freight expenses, advertising expenses, and compensation for the sales personnel during the year.

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

General and Administrative expenses

We incurred $2,897,995 in general and administrative expenses for the fiscal year ended September 30, 2019, compared to $4,071,116 for the fiscal year ended September 30, 2018. General and administrative expenses decreased by $1,173,121, or 28.82%, for the fiscal year ended September 30, 2019 compared to the fiscal year ended September 30, 2018. The decrease is primarily due to decrease in bad debt expenses reserved for doubtful accounts and travelling expenses.

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

Research and Development Expenses

We incurred $1,452,061 in research and development expenses for the fiscal year ended September 30, 2019, compared to $1,652,633 for the fiscal year ended September 30, 2018. R&D expenses decreased by $200,572, or 12.14%, for the fiscal year ended September 30, 2019 compared to the fiscal year ended September 30, 2018. The slight decrease was primarily due to the decreased research staff salary and expenses relating to the materials and equipment we use to conduct our research for our new products. Management is committed to expanding our research and development activities to enhance competitive advantage.

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

Income from operations

As a result of the factors described above, operating income was $8,646,557 for the fiscal year ended September 30, 2019, compared to operating income of $9,617,636 for the fiscal year ended September 30, 2018, an decrease of operating income of $971,079, or approximately 10.10%.

As a result of the factors described above, operating income was $9,617,636 for the fiscal year ended September 30, 2018, compared to operating income of $8,079,847 for the fiscal year ended September 30, 2017, an increase of operating income of $1,537,789, or approximately 19.03%.

Other income and expenses

Our interest income and expenses were $24,437 and $1,151,045, respectively, for the fiscal year ended September 30, 2019, compared to interest income and expenses of $10,702 and $1,239,170, respectively, for the fiscal year ended September 30, 2018. The decrease of interest expense is primarily due to the decrease of bank loan incurred during 2019 fiscal year. We also had other income of $921,973 for the fiscal year ended September 30, 2019 compared to other income of $112,099 for the fiscal year ended September 30, 2018. The other income generated in 2019 fiscal year mainly consisted of government grant of approximately USD $0.91 million for financial support to the Company under local government’s innovation incentive programs.

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

Net Income

As a result of the factors described above, our net income for the fiscal year ended September 30, 2019 was $8,193,694 compared to net profit of $7,103,057 for the fiscal year ended September 30, 2018, an increase in profit of $1,090,637, or approximately 15.35%. Our net income for the fiscal year ended September 30, 2018 was $7,103,057 compared to net profit of $5,933,688 for the fiscal year ended September 30, 2017, an increase in profit of $1,169,369, or approximately 19.71%.

Foreign currency translation

Our consolidated financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiaries is RMB. Results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period and equity is translated at historical exchange rates. Translation adjustments resulting from the process of translating the financial statements denominated in RMB into U.S. dollars are included in determining comprehensive income. Our foreign currency translation loss for the fiscal year ended September 30, 2019 was $1,694,278, compared to a currency translation loss of $818,468 for the fiscal year ended September 30, 2018, an increase of $875,810. The increased loss is primarily due to the depreciation of RMB against the U.S. dollars. Our foreign currency translation loss for the fiscal year ended September 30, 2018 was $818,468, compared to a foreign currency gain of $272,237 for the fiscal year ended September 30, 2017, a decrease of $1,090,705. The decrease is primarily due to the depreciation of RMB against the U.S. dollars.

B.	Liquidity and Capital Resources

As of September 30, 2019, 2018 and 2017, we had cash and cash equivalents of $3,451,138, $7,682,589, and $11,278,475 respectively. The decrease of cash in 2019 fiscal year is primarily attributable to our investing activities as result of long-term deposit pledged for potential acquisition activities. We believe that our current cash, cash to be generated from our operations and access to capital market will be sufficient to meet our working capital needs for at least the next twelve months. However, we do not have any amounts committed to be provided by our related party. We are also not dependent upon future financing to meet our liquidity needs for the next twelve months. However, we plan to expand our business to implement our growth strategies in the water supply market and strengthen our position in the marketplace. To do so, we may need more capital through equity financing to increase our production and meet market demands.

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

Cash Flow Summary

	Years ended September 30,
	2019	2018	2017
Net cash provided by (used in) operating activities	$8,156,488	$(2,234,995)	$1,146,282
Net cash used in investing activities	(8,567,626)	(5,154,445)	(161,856)
Net cash provided by (used in) financing activities	(3,736,411)	3,458,141	9,968,964
Effect of exchange rate changes on cash	(83,902)	335,413	201,436
Net increase (decrease) in cash	$(4,231,451)	$(3,595,886)	$11,154,826
Cash at beginning of period	7,682,589	11,278,475	123,649
Cash at end of period	$3,451,138	$7,682,589	$11,278,475

Operating Activities:

Net cash provided by operating activities for the year ended September 30, 2019 was approximately $8.16 million, which was primarily attributable to a net profit approximately $8.19 million, adjusted for non-cash items for approximately $0.44 million and adjustments for changes in working capital approximately $0.48 million. The adjustments for changes in working capital mainly included:

(i)	Decrease in accounts receivable of approximately $1.00 million – our accounts receivable decreased due to faster collection of accounts receivables from our customers during 2019 fiscal year as compared to 2018 fiscal year. For the fiscal year ended September 30, 2019, we had an overall sales outstanding of 163 days compared with 180 days in 2018. As with 2018 fiscal year, we generated a majority of revenue from construction companies that carry public utility projects, such as municipal water and gas supply pipeline and the typical payment term with those customers is 6 months. These construction projects are typically funded by the local governments. Our customers usually get small progress payments throughout the construction period and a larger payment until the inspection is done and when the projects are completed. When our customers request for payment extension, we carefully review the background of the projects and the status of each construction project. We only grant payment extension to our customers when they have healthy financial standings, have no records of delinquent payments and can demonstrate their ability to continuing making the payments. Our management team believes that the risk of writing off the accounts receivable is low because of the involvement of local municipalities.

The following table is our net accounts receivable aging schedule as of September 30, 2019, 2018, and 2017:

	Total	< 1 Year	1-2 Years	2-3 Years	> 3 Years
As of September 30, 2019	$25,115,040	$21,378,540	$2,322,911	$871,526	$542,063
As of September 30, 2018	$27,134,237	$20,549,351	$4,222,769	$2,037,074	$325,043
As of September 30, 2017	$21,261,609	$15,048,061	$5,516,294	$532,776	$164,478

(ii)	Increase in inventories of approximately $3.85 million – we have more inventories in stock because: 1) we believe the cost of the raw materials will increase so we purchased more to hedge price fluctuation, and 2) due to limited production capability we outsourced some productions to third parties for initial processing to reduce workload and speed delivery, and as of September 30, 2019 we have approximately $4.55 million inventory in outsourcing facilities;

(iii)	Increase in accounts payables of approximately $2.59 million, primarily because of the increase of our purchases of raw materials;

(iv)	Decrease approximately $1.31 in accrued expenses and other current liabilities which mainly consists of VAT tax payables and other tax payables;

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

Investing Activities:

Net cash used in investing activities was approximately $8.57 million for the year ended September 30, 2019. It was primarily attributable to the long-term deposit pledged to third parties with an amount of $7,682,151 for potential acquisitions that are under negotiation and due diligence and the purchase of new equipment for production needs during the fiscal year and investment in other company. The fund pledged have no definite term, however the Company anticipates the detailed acquisition proposals will be presented to the Board of Directors and shareholders of the Company for voting within one year. In the case that any acquisition is approved by both parties, the deposits will be used as initial payments and offset the total cash considerations of the deal. If any of the acquisition failed to be approved, the Target Companies are obligated to return the deposit to the Company or its subsidiaries.

Net cash used in investing activities was approximately $5.15 million for the year ended September 30, 2018. It was primarily attributable to the long-term deposit pledged to third parties with an amount of $4,444,170 for potential acquisitions that are under negotiation and due diligence, and the purchase of new equipment and operating software for production needs during the fiscal year.

Net cash used in investing activities was approximately $0.16 million for the year ended September 30, 2017. It was primarily attributable to the purchase of new equipment for production needs during the fiscal year.

Financing Activities:

Net cash used in financing activities was approximately $3.74 million for the year ended September 30, 2019. It was primarily attributable to the net repayments of related parties payables of approximately $2.28 million, and net repayments of the short-term bank loans for an amount of approximately $2.32 million.

Net cash provided by financing activities was approximately $3.46 million for the year ended September 30, 2018. It was primarily attributable to the proceeds from related parties of $5,665,914, and net repayments of the short-term bank loans for an amount of $1,473,209.

Net cash provided by financing activities was approximately $9.97 million for the year ended September 30, 2017. It was primarily attributable to the proceeds from three rounds of private placement and IPO completed in 2017 fiscal year for an amount of $5,582,099, proceeds released from restricted cash for an amount of $2,651,704, and loans from related party for an amount of $6,051,523, offset by the repayments to short-term back borrowings for an amount of $499,904 and the repayments on notes payable for an amount of $3,816,458.

Credit Facility

In addition to equity financing, we mainly finance our operations through short-term revolving loans provided by a syndicate of banks, as listed in the table below. As of September 30, 2019, we had 26 outstanding short-term loans provided by eight (8) banks, totaling RMB 116,375,000 in the aggregate, or approximately $16.28 million. Each of these borrowings has a term of six months to one year and, as per our agreement with these banks, all of the loans are expected to be renewed and funds can be accessed immediately when the outstanding principal and interest are repaid in full. This ensures that each loan can be repaid on time by both our working capital and the fund released from the other revolving loans. Most of our loans have fixed interest rate, while some loans are subject to variable interest rate, that are indicated in the table below. The weighted average annual interest rates were 6.17% and 6.12% for the years ended September 30, 2019 and 2018, respectively.

Short-term bank borrowings consisted of the following at September 30, 2019:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank - Longwan Branch	6,190,000	866,013	11/5/2018	11/1/2019	6.09%
Agricultural Bank - Longwan Branch	8,000,000	1,119,241	11/19/2018	11/18/2019	6.09%
Agricultural Bank - Longwan Branch	8,700,000	1,217,175	1/2/2019	1/1/2020	6.09%
Agricultural Bank - Longwan Branch	5,750,000	804,455	7/23/2019	7/22/2020	6.65%
Agricultural Bank - Longwan Branch	4,300,000	601,592	8/1/2019	7/1/2020	6.65%
Agricultural Bank - Longwan Branch	6,000,000	839,431	8/26/2019	8/25/2020	5.66%
Bank of China	2,850,000	398,730	9/11/2019	9/9/2020	5.27%
Bank of China	4,250,000	594,597	9/24/2019	9/22/2020	5.27%
Bank of China	3,400,000	475,677	9/20/2019	9/18/2020	5.27%
China Merchants Bank	13,500,000	1,888,719	12/14/2018	12/9/2019	5.44%
China Merchants Bank	3,000,000	419,715	3/20/2019	12/9/2019	5.44%
China Merchants Bank	1,955,000	273,516	9/3/2019	2/29/2020	4.35%
Industrial Bank	1,000,000	139,905	12/5/2018	12/4/2019	6.50%
Industrial Bank	7,000,000	979,336	11/8/2018	11/8/2019	6.50%
Industrial Bank	6,000,000	839,431	11/12/2018	11/5/2019	6.50%
China Minsheng Bank	3,000,000	419,715	6/19/2019	6/19/2020	6.74%
China Minsheng Bank	2,880,000	402,927	6/20/2019	6/20/2020	6.74%
Ping An Bank	3,600,000	503,659	9/20/2019	9/20/2020	7.96%
CZBANK	3,200,000	447,696	8/9/2019	4/10/2020	6.00%
CZBANK	4,700,000	657,554	8/14/2019	4/14/2020	6.00%
CZBANK	1,500,000	209,858	8/12/2019	4/14/2020	6.09%
CZBANK	1,000,000	139,905	9/11/2019	4/9/2020	6.00%
CZBANK	3,000,000	419,715	9/12/2019	4/13/2020	6.00%
CZBANK	2,600,000	363,753	9/17/2019	4/10/2020	6.00%
Bank of Communications	4,500,000	629,573	7/25/2019	2/20/2020	7.80%
Bank of Communications	4,500,000	629,573	7/26/2019	2/20/2020	7.40%
Total	116,375,000	16,281,461

Short-term bank borrowings consisted of the following at September 30, 2018:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank - Longwan Branch	6,190,000	901,281	12/1/2017	11/25/2018	6.00%
Agricultural Bank - Longwan Branch	8,000,000	1,164,822	1/18/2018	12/5/2018	6.00%
Agricultural Bank - Longwan Branch	7,580,000	1,103,669	1/18/2018	10/8/2018	6.00%
Agricultural Bank - Longwan Branch	8,700,000	1,266,744	1/29/2018	1/5/2019	6.22%
Agricultural Bank - Longwan Branch	4,300,000	626,092	8/16/2018	8/15/2019	6.09%
Agricultural Bank - Longwan Branch	5,750,000	837,216	8/21/2018	8/1/2019	6.09%
Agricultural Bank - Longwan Branch	6,000,000	873,617	9/27/2018	9/1/2019	6.09%
Bank of China	4,250,000	618,812	4/3/2018	4/2/2019	5.27%
Bank of China	6,800,000	990,099	4/3/2018	4/2/2019	5.27%
China Merchants Bank	15,000,000	2,184,042	12/12/2017	12/6/2018	5.44%
China Merchants Bank	1,500,000	218,404	2/8/2018	12/1/2018	5.66%
Industrial Bank	6,500,000	946,419	12/6/2017	12/3/2018	6.50%
Industrial Bank	3,000,000	436,809	12/7/2017	11/27/2018	6.00%
Industrial Bank	5,500,000	800,815	12/8/2017	11/20/2018	6.45%
China Minsheng Bank	4,000,000	582,411	6/28/2018	3/31/2019	5.44%
China Minsheng Bank	2,200,000	320,326	6/28/2018	3/31/2019	5.44%
Ping An Bank	6,200,000	902,737	9/25/2018	9/25/2019	7.96%
CZBANK	3,500,000	509,610	4/20/2018	10/19/2018	6.53%
CZBANK	6,000,000	873,617	4/19/2018	10/18/2018	6.48%
CZBANK	6,000,000	873,617	4/17/2018	10/16/2018	6.53%
CZBANK	1,500,000	218,404	4/19/2018	10/18/2018	6.50%
Bank of Communications	9,000,000	1,310,425	9/10/2018	9/7/2019	6.34%
CZBANK	4,880,000	710,542	4/26/2018	4/26/2019	4.35%
Total	132,350,000	19,270,530

Short-term bank borrowings consisted of the following at September 30, 2017:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Sate	Interest
Agricultural Bank	5,580,000	838,530	1/13/2017	1/12/2018	5.44%
Agricultural Bank	8,700,000	1,307,386	1/18/2017	1/17/2018	5.66%
Agricultural Bank	5,750,000	864,077	8/17/2017	8/16/2018	5.44%
Agricultural Bank	4,300,000	646,179	8/14/2017	8/13/2018	5.44%
Agricultural Bank	6,000,000	901,645	9/22/2017	9/21/2018	5.65%
Agricultural Bank	6,190,000	930,198	12/16/2016	12/11/2017	4.79%
Agricultural Bank	10,000,000	1,502,742	1/10/2017	1/9/2018	4.79%
Minsheng Bank	4,350,000	653,693	6/30/2017	6/30/2018	5.44%
Minsheng Bank	3,250,000	488,391	6/30/2017	6/30/2018	5.44%
Industrial Bank	6,500,000	976,783	9/4/2017	12/4/2017	*6.50%
Zhejiang Commerce Bank	6,000,000	901,645	7/27/2017	4/20/2018	7.50%
Zhejiang Commerce Bank	1,500,000	225,411	7/28/2017	4/20/2018	7.50%
Bank of China	8,550,000	1,284,845	4/10/2017	3/29/2018	4.79%
Industrial Bank	6,500,000	976,783	9/5/2017	12/20/2017	*6.50%
Zhejiang Commerce Bank	10,500,000	1,577,880	7/28/2017	4/20/2018	7.50%
Pingan Bank	7,960,000	1,196,183	9/27/2017	9/25/2018	*6.09%
CMBC	5,400,000	811,481	12/20/2016	12/11/2017	5.44%
CMBC	5,990,000	900,143	12/20/2016	12/11/2017	5.44%
CMBC	5,000,000	751,371	12/20/2016	12/11/2017	5.44%
CMBC	410,000	61,612	12/22/2016	12/11/2017	5.52%
Bank of China	1,490,000	223,909	4/10/2017	3/29/2018	4.79%
Bank of China	2,760,000	414,757	4/10/2017	3/29/2018	4.79%
Industrial Bank	5,000,000	751,371	9/6/2017	12/14/2017	*6.50%
Bank of Communications	3,000,000	450,823	5/10/2017	11/13/2017	7.60%
Bank of Communications	3,000,000	450,823	4/18/2017	11/13/2017	7.12%
Bank of Communications	3,000,000	450,823	4/14/2017	11/13/2017	6.30%
Bank of Communications	3,000,000	450,823	4/19/2017	11/13/2017	7.60%
Bank of Communications	2,300,000	345,632	5/11/2017	11/13/2017	7.60%
Total	141,980,000	21,335,938

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

	As of September 30,
	2019	2018
Term Deposit as Collateral	$-	$728,014
Accounts receivable	2,028,624	-
Buildings, net	4,312,115	4,583,560
Land use rights, net	402,622	431,621
Machinery, net	98,210	154,795
Inventory	1,608,909	1,674,432
Total	$8,450,480	$7,572,422

C. Research and development, patents and licenses

Research and Development

For the years ended September 30, 2019, 2018, and 2017 we spent $1,452,061, $1,652,633 and $1,331,111 respectively, on R&D. We anticipate that we will focus our research and development efforts on improving existing products and developing new technology in the coming years.

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

E. Off-balance Sheet Arrangements

There were no off-balance sheet arrangements for the fiscal year ended September 30, 2019, 2018 or 2017, or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2019:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Short-term bank loans*	$16,281,461	$16,281,461	$-	$-	$-
Total	$16,281,461	$16,281,461	$-	$-	$-

*    The numbers in the table are principle only and exclude interest payable.

G. Safe Harbor

See “SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.”

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Name	Age	Position(s)
Jiancong Huang	56	Chief Executive Officer and Chairman of the Board
Shaochai Yang	39	Chief Financial Officer
Di Chen	29	Secretary
Guolin Wang	51	Director
Min Ni	44	Independent Director & Chairman of the Audit Committee
Lie Cao	42	Independent Director
Linge Zhou	41	Independent Director

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

Director Compensation—For the fiscal years ended September 30, 2019 and 2018

During the fiscal years ended September 30, 2019 and 2018, no member of our board of directors, except the Non-Employee Directors as described below, received compensation in their capacity as directors.

Director Compensation—Non-Employee Directors

We entered into service agreement with our independent directors, pursuant to which we have agreed to pay Lie Cao and Linge Zhou cash compensation of $12,000 per year and our audit committee chairman Min Ni cash compensation of $15,200 per year. The salaries are paid quarterly with payroll dates on February 10, May 10, August 10 and November 10 in each year. For the fiscal year ended September 30, 2018, we paid salaries for 5 quarters, including deferred one quarter salary that should have been paid in 2017 fiscal year, to the three independent directors. For the fiscal year ended September 30, 2019, we paid salaries for 4 quarters.

Executive Compensation

Effective since May 22, 2017, our compensation committee is responsible to determine the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. Each of the named officers will be measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our compensation committee has adopted a charter for determining the amount of compensation paid to our executive officers. The compensation committee will make an independent evaluation of appropriate compensation to key employees, with input from management and has oversight of executive compensation plans, policies and programs.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the fiscal years ended September 30, 2019, 2018, and 2017.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Jiancong Huang (1)	2019	73,393	0	0	0	73,393
Chief Executive Officer	2018	73,393	0	0	0	73,393
Shaochai Yang (2)	2019	15,853	3,611	0	0	19,464
Chief Financial Officer	2018	15,853	3,611	0	0	19,464
Di Chen	2019	7,046	3,523	0	0	10,569
Secretary	2018	7,046	3,523	0	0	10,569

(1)	We entered into an indefinite employment agreement with Jiancong Huang on April 15, 2016. Pursuant to the agreement, Mr. Huang has accepted the position of Chief Executive Officer and we have agreed to pay Mr. Huang an annual salary of RMB 500,000 (approximately $76,531).

(2)	We entered into an employment agreement with Shaochai Yang. Pursuant to the agreement, Ms. Yang has accepted the position of Chief Financial Officer and we have agreed to pay Ms. Yang an annual salary of RMB 108,000 (approximately $15,853) with additional annual bonus and/or allowance of RMB 24,600 (approximately $3,611).

(3)	We entered into an employment agreement with Di Chen. Pursuant to the agreement, Mr. Chen has accepted the position of Secretary and we have agreed to pay Mr. Chen an annual salary of RMB 48,000 (approximately $7,046) with additional annual bonus and/or allowance of RMB 24,000 (approximately $3,523).

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

The functions of each committee the Company formed and adopted charters for as of January 31, 2020 are described below:

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

D. Employees

As of January 27, 2020, we employ a total of 303 employees working in departments including 9 within management, 19 within the Research and Development Department, 152 within the Production Department, 85 within the Sales Department and 38 within the Administrative Support Department. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages. We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. All of our employees are covered by worker compensation insurance arising from any job-related injuries. With respect to retirement benefits, as most of our employees are from other cities outside of Wenzhou where their retirement insurance are registered locally at their respective hometowns. The authorities in Wenzhou has instead required companies in Wenzhou to increase their coverage for Migrant Workers Medical Insurance in order to improve workers’ employment welfare. We have 303 employees, of which 48% of our employees are covered by the five statutory social benefits, and 100% are covered by Occupational Injury Insurance.  Companies are not required to make contribution to the local Housing Pension in Wenzhou for the employees and since most employees are from other regions outside of Wenzhou, most of them have opted out. Currently, we are making contribution to the Housing Pension for six employees.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of January 31, 2020 by:

•	Each person who is known by us to beneficially own more than 5% of our outstanding Ordinary Shares;
•	Each of our director, director nominees and named executive officers; and
•	All directors and named executive officers as a group.

The number and percentage of Ordinary Shares beneficially owned are based on 16,558,037 Ordinary Shares issued and outstanding as of January 31, 2020. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of January 31, 2020 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at No. 678 Dingxiang Road, Binhai Industrial Park, Economic & Technology Development Zone, Wenzhou, P.R. China 325020. As of January 31, 2020, we have 161 shareholders of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership (1)	Percentage Ownership (2)
Directors and Named Executive Officers:
Jiancong Huang, Chief Executive Officer and Chairman (3) (4)	8,644,875	52.21%
Shaochai Yang, Chief Financial Officer	0	0%
Di Chen, Secretary	0	0%
Guolin Wang, Director (4)	1,800,000	10.87%
Min Ni, Director	0	0%
Lie Cao, Director	0	0%
Linge Zhou, Director	0	0%
All directors and executive officers as a group (7 persons)	8,644,875	52.21%

5% Beneficial Owners:
Mingjie Wang (4)	1,800,000	10.87%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares. All shares represent only ordinary shares held by shareholders as no options are issued or outstanding.

(2)	Calculation based on 16,558,037 ordinary shares issued and outstanding as of January 31, 2020.

(3)	Mr. Huang individually holds 4,864,875 ordinary shares of the Company. He has been appointed as proxy for shares held by individuals noted in footnote (4).

(4)	Individuals who entered into an agreement to vote in concert in ZK International on May 13, 2015. There is another individual holding 180,000 ordinary shares as of January 31, 2020 who is also a party to the agreement. Pursuant to the agreement, which has a term of 20 years from its effective date of May 13, 2015, if the parties are unable to reach a unanimous consent in relation to the matters requiring action in concert, a decision made by more than 50% of the voting rights of the parties will be deemed a decision unanimously passed by all parties and will be binding on all parties.

Affiliates

Pacific Seaboard Investments Ltd. (“Pacific Seaboard”) is a consultant to the Company and/or its majority shareholders. Its president Saleem Mohamed has control and dispositive power of 58,000 ordinary shares of our company held by Pacific Seaboard and may be deemed as an affiliate of the company. There is no related party transaction between Pacific Seaboard and the Company.

B.	Related Party Transactions

Net amounts due to related parties consisted of the following as of September 30, 2019, 2018, and 2017:

		As of September 30,
Accounts	Name of related parties	2019	2018
Related party payables	Shareholder, HUANG Jian Cong	$1,323,734	$3,584,216
Related party payables	Other Affiliates of the Company	122,727	110,253
Due from Related Parties	Other Affiliates of the Company	110,990	22,278

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

During 2010, we entered into two loan agreements with Raozhou Dianli Ltd and Xianjin Cao, and advanced RMB 9 million on the first loan and RMB 1.5 million on the second loan, totaled RMB 10.5 million (approximately USD 1.52 million). The terms of these two loans are both one year. Both borrowers defaulted without making any repayment when the terms expired. We later sued these two parties and, pursuant to the final judgement ruled by Jiangsu High People’s Court, are entitled to a repayment of RMB 10.5 million plus interest with an interest rate that is four times higher than the normal interest rate in the corresponding period. The claim has been secured by real estate assets of Raozhou Dianli Ltd, which has been seized by the Court and has an appraised value of RMB 143.1 million, or about USD 21.5 million as of September 19, 2017, according the recent appraisal report, which is much higher than our claim. We are listed as the first-in-line creditor and the management believes that we will receive repayment of RMB 10.5 million plus the outstanding interest. We recorded the entire RMB 10.5 million as Other Receivable. As of September 30, 2019, 2018 and 2017, the outstanding balance is RMB 4.4 million (USD 0.62 million), RMB4.4 million (USD0.64 million) and RMB 7.4 million (USD 1.1 million), respectively.

In the opinion of the management, after consultation with the Company’s legal counsel, the management believes it is probable the balance will be collected as the debtor has real properties worth much more than the debt owed to the Company. There were no other legal matters that are likely to have a material adverse effect on the Company’s financial position as of September 30, 2019, 2018 and 2017 and the results of operations or cash flows for the years ended September 30, 2019, 2018 and 2017.

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

	Market Price Per Share
	High	Low
Quarterly:
September 1, 2017 to September 30, 2017	$10.50	$7.50
October 1, 2017 to December 31, 2017	$16.00	$6.70
January 1, 2018 to March 30, 2018	$12.85	$6.55
April 1, 2018 to May 31, 2018	$7.51	$3.17
June 1, 2018 to September 30, 2018	$4.73	$2.67
October 1, 2018 to December 31, 2018	$3.69	$1.25
January 1, 2019 to March 31, 2019	$4.18	$1.28
April 1, 2019 to May 31, 2019	$2.39	$1.05
June 1, 2019 to September 30, 2019	$1.99	$1.05
October 1, 2019 to December 31, 2019	$1.40	$1.08

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

B. Memorandum and articles of association

ZK International was incorporated on May 13, 2015 under the BVI Companies Act, 2004 as a company limited by shares. We are authorized to issue 50,000,000 ordinary shares with no par value. As of January 31, 2020, there are 16,558,037 ordinary shares issued and outstanding.

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

The Company is subject to a VAT rate of 17% before May 1, 2018, a VAT rate of 16% effective on May 1, 2018, and the most current VAT rate of 13% effective on April 1, 2019. The VAT payable may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products.

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

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending September 30, 2019. Our actual PFIC status for the current taxable year ending September 30, 2019 will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

Interest Rate Risk

Our interest rate risk arises from short and long-term borrowings. As of September 30, 2019 and 2018, we had borrowings with fixed interest rates and therefore we were exposed to fair value interest rate risk.

As of September 30, 2019 and 2018 we had no long-term interest-bearing assets or long-term interest bearing liabilities.

Credit Risk

Our cash is invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, contracts receivable, and accounts receivable. As of September 30, 2019 and 2018, $3,692,553 and $7,607,806, respectively, of the Company’s cash was on deposit at financial institutions in the PRC. While management believes that these financial institutions are of high credit quality, it also continually monitors their creditworthiness.

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

Not applicable for annual reports on Form 20-F.

Item 15.	Controls and Procedures

(a)	Evaluation of Disclosure Controls and Procedures.

As of September 30, 2019, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2019, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2018. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of September 30, 2019, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

•	The Company does not have sufficient accounting and finance personnel with U.S.-GAAP experience

As a result, the Company plans to develop remedial actions to strengthen its accounting and financial reporting functions. To strengthen the Company’s internal control over financial reporting, the Company plans to put design, implement, and test internal control over financial reporting. In addition to the foregoing efforts, the Company expects to implement the following remedial actions:

•	Hire addition personnel with experience in US GAAP financial reporting and control procedures; and

•	Formalization of periodic communication between management and the audit committee by September 30, 2020.

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

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended September 30, 2019, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ZH CPA, LLC was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended September 30, 2019 and 2018. Audit services provided by ZH CPA, LLC for fiscal years ended September 30, 2019 and 2018 included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

ZH CPA, LLC’s fees for the annual audit of our financial statements for the fiscal years ended September 30, 2019 was $170,000 and for the fiscal years ended September 30, 2018 and 2017 were $170,000 and $210,000 respectively in total, excluding travel and other out-of-pocket expenses.

Audit-Related Fees

ZH CPA, LLC did not provide audit related service during the fiscal years ended September 30, 2019, 2018 and 2017.

Tax Fees

ZH CPA, LLC did not provide tax services for the fiscal years ended September 30, 2019, 2018 and 2017.

All Other Fees

The Company has not paid ZH CPA, LLC for any other services in fiscal years ended September 30, 2019, 2018 or 2017.

Audit Committee Pre-Approval Policies

Before ZH CPA, LLC was engaged by the Company to render audit services, the engagement was approved by the Company’s audit committee. All services rendered by ZH CPA, LLC have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2019 that were attributed to work performed by persons other than ZH CPA, LLC’s full-time permanent employees was nil.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended September 30, 2019.

Item 16F.	Change in Registrant’s Certifying Accountant

There has been no change in Registrant’s certifying accountant during the fiscal year ended September 30, 2019.

Item 16G.	Corporate Governance

As a British Virgin Islands company listed on the Nasdaq Capital Market, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. Shareholders of British Virgin Islands exempted companies like us have no general rights under British Virgin Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits

Exhibit No.	Description of Exhibit

1.1(1)	Amended and Restated Memorandum and Articles of Association of ZK International Group Co., Ltd

2.1(1)	Registrant's form of ordinary share certificate

3.1(1)	Controlling shareholders’ agreement to vote in concert dated May 13, 2015.

10.1(5)	Form of Exclusive License Agreement among the Registrant, XSigma Corporation and TNT Blockchain Inc. dated February 8, 2018.

10.2(6)	Debt Settlement and Mutual Release Agreement between the Registrant and Jiancong Huang dated August 15, 2018

8.1(4)	List of Subsidiaries of the Registrant

11.1 (1)	Code of Business Conduct and Ethics

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

(1)	Incorporated by reference to Form F-1 filed on May 23, 2017

(2)	Incorporated by reference to Form 6-K filed on March 29, 2018

(3)	Incorporated by reference to Form 6-K filed on February 23, 2018

(4)	Incorporated by reference to Form 6-K filed on September 7, 2018

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZK INTERNATIONAL GROUP CO., LTD.

By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title:	Chief Executive Officer

Date: January 31, 2020

ZK INTERNATIONAL GROUP CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

ZK International Group Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of ZK International Group Co., Ltd and subsidiaries (the “Company”) as of September 30, 2019 and 2018, and the related statements of operations and comprehensive income, changes in equity, and cash flows for each of the three years period ended September 30, 2019, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2019 and 2018, and the results of its operations and its cash flows for each of the three years period ended in September 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Denver, Colorado

January 31, 2020

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of September 30,
	2019	2018
Assets
Current assets
Cash and cash equivalents	$3,451,138	$7,682,589
Short-term Investment	279,810	850,829
Accounts receivable, net of allowance for doubtful accounts of $1,919,152 and $1,997,310, respectively	25,115,040	27,134,237
Notes receivable	385,519	414,352
Other receivables	1,866,321	2,624,022
Due from related parties	110,990	22,278
Inventories	20,796,075	17,792,187
Advance to suppliers	6,848,143	7,826,679
Total current assets	58,853,036	64,347,173
Property, plant and equipment, net	6,595,704	6,280,412
Intangible assets, net	918,717	938,221
Deferred tax assets	289,756	299,596
Long-term deposit	11,453,690	4,229,827
Long-term investment	291,464	303,334
TOTAL ASSETS	$78,402,367	$76,398,563
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,182,530	$1,670,427
Accrued expenses and other current liabilities	4,438,570	5,934,733
Accrued payroll and welfare	1,340,060	887,201
Advance from customers	2,422,776	3,410,322
Due to related parties	1,446,461	3,694,469
Short-term bank borrowings	16,281,461	19,270,530
Notes payables	296,267	-
Income tax payable	4,176,537	4,263,289
TOTAL LIABILITIES	$34,584,662	$39,130,971

Equity
Common stock, no par value, 50,000,000 shares authorized, 16,558,037 and 16,528,037 shares issued and outstanding, respectively
Additional paid-in capital	18,049,630	17,998,933
Statutory surplus reserve	2,904,699	2,031,775
Retained earnings	24,372,535	17,138,593
Accumulated other comprehensive income (loss)	(1,808,825)	(127,456)
Total equity attributable to ZK International Group Co., Ltd.	43,518,039	37,041,845
Equity attributable to non-controlling interests	299,666	225,747
Total equity	43,817,705	37,267,592
TOTAL LIABILITIES AND EQUITY	$78,402,367	$76,398,563

The accompanying notes are an integral part of these consolidated financial statements.

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(IN U.S. DOLLARS)

	For the year ended September 30,
	2019	2018	2017
Revenues	$63,883,520	$54,884,381	$44,951,740
Cost of sales	(48,239,478)	(36,593,792)	(31,843,337)
Gross profit	15,644,042	18,290,589	13,108,403

Operating expenses:
Selling and marketing expenses	2,647,429	2,949,204	1,915,127
General and administrative expenses	2,897,995	4,071,116	1,782,318
Research and development costs	1,452,061	1,652,633	1,331,111
Total operating expenses	6,997,485	8,672,953	5,028,556

Operating Income	8,646,557	9,617,636	8,079,847

Other income (expenses):
Interest expenses	(1,151,045)	(1,239,170)	(1,245,385)
Interest income	24,437	10,702	24,459
Other income, net	921,973	112,099	69,772
Total other expenses, net	(204,635)	(1,116,369)	(1,151,154)

Income before income taxes	8,441,922	8,501,267	6,928,693

Income tax provision	(248,228)	(1,398,210)	(995,005)

Net income	$8,193,694	$7,103,057	$5,933,688
Net income attributable to non-controlling interests	(86,828)	(84,943)	(59,412)

Net income attributable to ZK International Group Co., Ltd.	8,106,866	7,018,114	$5,874,276

Net income	8,193,694	$7,103,057	$5,933,688

Other comprehensive income (loss):
Foreign currency translation adjustment	(1,694,278)	(818,468)	272,237

Total comprehensive income	$6,499,416	$6,284,589	$6,205,925
Comprehensive loss (income) attributable to non-controlling interests	(73,919)	(75,719)	(61,100)

Comprehensive income attributable to ZK International Group Co., Ltd.	$6,425,497	$6,208,870	$6,144,825

Basic and diluted earnings per share
Basic	$0.49	$0.52	$0.56
Diluted	0.49	0.51	0.56
Weighted average number of shares outstanding
Basic	16,551,708	13,610,046	10,970,000
Diluted	16,551,708	13,629,517	10,973,674

The accompanying notes are an integral part of these consolidated financial statements.

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	Shares	Additional paid-in capital	Statutory surplus reserve	Retained earnings	Accumulated other comprehensive income (loss)	Non- controlling interests	Total equity
Balance at September 30, 2016	9,000,000	2,800,777	579,994	5,697,984	411,239	88,928	9,578,922

Shares issued for cast, net of offering costs	4,068,346	5,582,099					5,582,099
Foreign currency translation gain					270,549	1,688	272,237
Net income			593,369	5,280,907		59,412	5,933,688

Balance at September 30, 2017	13,068,346	8,382,876	1,173,363	10,978,891	681,788	150,028	21,366,946

Shares issued for cast, net of offering costs	3,459,691	9,616,057					9,616,057
Foreign currency translation loss					(809,244)	(9,224)	(818,468)
Net income			858,412	6,159,702		84,943	7,103,057

Balance at September 30, 2018	16,528,037	17,998,933	2,031,775	17,138,593	(127,456)	225,747	37,267,592

Shares issued for cast, net of offering costs	30,000	50,697					50,697
Foreign currency translation loss					(1,681,369)	(12,909)	(1,694,278)
Net income			872,924	7,233,942		86,828	8,193,694
Balance at September 30, 2019	16,558,037	18,049,630	2,904,699	24,372,535	(1,808,825)	299,666	43,817,705

The accompanying notes are an integral part of these consolidated financial statements.

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the year ended September 30,
	2019	2018	2017
Cash Flows from Operating Activities:
Net income	$8,193,694	$7,103,057	$5,933,688
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation expense	375,286	395,604	425,696
Amortization expense	13,638	12,137	12,705
Loss on disposal of fixed assets	2,244	-	-
Bad debt expense	-	286,606	160,944
Deferred tax benefits	(1,958)	(37,311)	(24,142)
Non-cash service expense	50,679	-	-
Changes in operating assets and liabilities:
Accounts receivable	995,327	(7,151,260)	2,419,491
Other receivables	680,970	(1,215,167)	411,554
Notes receivable	13,119	(216,478)	(121,937)
Inventories	(3,846,722)	(9,065,712)	(3,505,158)
Advance to suppliers	698,903	1,580,700	(6,153,011)
Accounts payable	2,593,103	861,192	(417,453)
Accrued expenses and other current liabilities	(1,314,005)	1,698,015	791,312
Accrued payroll and welfare	506,894	600,619	(49,512)
Advance from customers	(887,934)	1,563,693	282,817
Income tax payable	83,250	1,349,310	979,288
Net cash provided (used in) operating activities	8,156,488	(2,234,995)	1,146,282

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(880,289)	(467,138)	(155,152)
Proceed from disposal of property, plant and equipment	5,963	-	-
Disposal of intangible asset	-	257,863	-
Purchases of intangible assets	(11,149)	(501,000)	(6,704)
Net proceeds placed into long-term deposit	(7,682,151)	(4,444,170)	-
Net cash used in investing activities	(8,567,626)	(5,154,445)	(161,856)

Cash Flows from Financing activities:
Net proceeds released from (placed into) bank acceptance notes	308,005	(380,000)	5,582,099
Net proceeds released from (placed into) short-term investment	559,030	(893,945)	-
Net proceeds released from restricted cash	-	539,381	2,651,704
Proceeds from short-term bank borrowings	25,875,962	24,056,279	(499,904)
Repayments of short-term bank borrowings	(28,199,497)	(25,529,488)	(3,816,458)
Net proceeds received from (repaid to) related parties	(2,279,911)	5,665,914	6,051,523
Net cash provided by (used in) financing activities	(3,736,411)	3,458,141	9,968,964

Effect of exchange rate changes on cash	(83,902)	335,413	201,436

Net change in cash and cash equivalents	(4,231,451)	(3,595,886)	11,154,826
Cash and cash equivalents at the beginning of year	7,682,589	11,278,475	123,649
Cash and cash equivalents at the end of year	$3,451,138	$7,682,589	$11,278,475

Supplemental disclosures of cash flows information:
Non-cash financing activities	$-	$9,842,676	$-
Cash paid for income taxes	$170,331	$38,218	$54,215
Cash paid for interest expenses	$1,197,504	$1,218,757	$1,233,066

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

ZK International Group Co., Ltd. (“ZK International” or “the Company”)

ZK International was incorporated on May 13, 2015 in the British Virgin Islands (“BVI”). ZK International is a holding company with no operations. The Company, through its subsidiaries, is a leading company that specializes in manufacturing and sales of stainless steel band, copper strip, welded stainless steel pipes and fittings, pipe fittings, valve, light industry machinery and equipment and other stainless steel products of its trademark “Zhengkang” in People’s Republic of China (“PRC”).

The Company is authorized to issue 50,000,000 ordinary shares, with no par value. 16,558,037 shares were issued and outstanding as of September 30, 2019. The ownership interests described below are based on the shareholders’ portion of the authorized ordinary shares. ZK International is a holding company and is currently not actively engaging in any business.

As of September 30, 2019, 52.21% of ZK International’s equity interest was hold by four mainland Chinese beneficial owners, who entered an agreement on May 13, 2015 to vote their shares in concert in ZK International, covering all the periods presented afterwards, with HUANG Jian Cong holding 29.38%, WANG Ming Jie holding 10.87%, WANG Guo Lin holding 10.87%, WANG Jian Di holding 1.09%.

ZK Pipe Industry Co., Ltd. (“ZK Pipe”)

ZK Pipe was incorporated on May 28, 2015 in Hong Kong. The registered capital is HKD 1,000,000 which was initially 40% held by ZK International and 60% held by CHENG Kai Chun, a nominee shareholder with no voting interest in ZK Pipe. On August 5, 2015, CHENG Kai Chun transferred all of his equity interest in ZK Pipe to ZK International. After the transfer, ZK International controls 100% of ZK Pipe’s voting interest and ZK Pipe became a wholly owned subsidiary of ZK International. The paid-in capital was zero as of September 30, 2019.

The registered principal activities of ZK Pipe are technical research of metal pipe and fittings, metal take-up valve plumbing and water purifying plant, and imports and exports of goods. ZK Pipe had not commenced operations as of September 30, 2019.

Wenzhou Weijia Pipeline Development Co., Ltd. (“Wenzhou Weijia”)

Wenzhou Weijia was incorporated on June 17, 2015 in Wenzhou and is a wholly owned subsidiary of ZK Pipe. Wenzhou Weijia is a wholly-foreign owned enterprise organized the laws of the People’s Republic of China. The registered capital is USD 20,000,000 and the paid-in capital was zero as of September 30, 2019.

The registered principal activities of Wenzhou Weijia are technical research, technical service and sales of metal pipe and fittings and light industry machinery and equipment, and imports and exports of goods and technology. Wenzhou Weijia had not commenced operations as of September 30, 2019.

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

Wenzhou Zhengfeng Industry and Trade Co., Ltd. (“Wenzhou Zhengfeng”)

Wenzhou Zhengfang was incorporated on December 24, 1999 under the laws of the People’s Republic of China. The registered and paid in capital is RMB 2,880,000. Since January 1, 2013, Wenzhou Zhengfeng’s voting interest was controlled by the five Mainland Chinese beneficial owners through agreement with two nominee shareholders. Also, the five mainland Chinese beneficial owners entered into an agreement on January 1, 2013 to vote their shares in concert in Wenzhou Zhengfeng. The agreement has been in effect since then. On June 8, 2015, 100% of Wenzhou Zhengfeng’s equity interest was transferred from nominee shareholders to the five mainland Chinese beneficial owners, with WANG Ming Jie holding 38.89%, WANG Guo Lin holding 27.78%, HUANG Jian Cong holding 22.57%, WANG Yang Ming holding 5.55% and WANG Jian Di holding 5.21%, respectively. On September 22, 2015, Zhejiang Zhengkang acquired 100% equity of Wenzhou Zhengfeng from the five mainland Chinese beneficial owners. After that, Wenzhou Zhengfeng is a wholly owned subsidiary of Zhejiang Zhengkang. The principal activities of Wenzhou Zhengfeng are trading of steel coil and strip.

Wenzhou Zhenglong Ecommerce Co. Ltd. ("Zhenglong Ecommerce”)

Zhenglong Ecommerce was incorporated on March 15, 2018 under the laws of the People’s Republic of China. Zhenglong Ecommerce’ registered capital is RMB 5,000,000, and the paid-in capital was RMB 1,020,000 as of September 30, 2019. The registered principal activities of Zhenglong Ecommerce include sales (and online sale) of steel pipes, steel strips, pipe connections and fittings, machinery, constructive material, chemical, solar cell, electronic appliance, toys, leather goods, consumer goods, clothing; development and sale of software; IT consulting and service; design and maintenance of computer system; importing and exporting of goods and technology. Zhejiang Zhengkang owns 90% of Zhenglong Ecommerce and a third-party individual owns 10%.

ZK International (ZK Uganda)

ZK Uganda was incorporated on March 23, 2018 under the laws of the Republic of Uganda. Its registered capital is 20 Million Uganda Shillings, and the paid-in capital was zero as of September 30, 2018. ZK Uganda is 80% owned by ZK International and 20% owned by a third-party individual. ZK Uganda is currently not engaging in any business but plans to seek such opportunities that would complement and diversify the current business operations of the Company. The paid-in capital was zero as of September 30, 2019.

XSigma Corporation (“XSigma”)

XSigma Corporation (“XSigma”) was incorporated on January 18, 2018 under the laws of the British Virgin Islands. Its registered capital is USD 50,000, and the paid-in capital was zero as of September 30, 2019. XSigma is a wholly-owned subsidiary of ZK International. It is currently not engaging in any business but plans to seek such opportunities that would complement and diversify the current business operations of the Company.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Presentation and Principles of Consolidation

The accompanying consolidated financial statements and related notes have been prepared in accordance with generally accepted accounting principles in the United Stated of America. All inter-company transactions and balances have been eliminated upon consolidation.

Entity Name	Registered Location	Background	Ownership as of the issuance date of the report
ZK International	BVI	• Incorporated on May 13, 2015 • Registered capital of USD 50,000, not paid • A holding company with no operation activities itself for the years then ended	29.38% by HUANG Jian Cong 10.87% by WANG Ming Jie 10.87% by WANG Guo Lin 1.09% by WANG Jian Di

ZK Pipe	Hong Kong	• Incorporated on May 28, 2015 • Registered capital of HKD 1,000,000, not paid • Have not commenced operations	100% by ZK International

Wenzhou Weijia	Wenzhou	• Incorporated on June 17, 2015 • Registered capital of USD 20,000,000, not paid • Have not commenced operations	100% by ZK Pipe

Zhejiang Zhengkang	Wenzhou	• Incorporated on December 4, 2001 • Registered capital of RMB 100,000,000, RMB 30,000,000 paid • Principally operated in manufacturing and sales of steel strip, steel pipe and fittings	99% by Wenzhou Weijia 1% by HUANG Jian Cong

Wenzhou Zhengfeng	Wenzhou	• Incorporated on December 24, 1999 • Registered capital of RMB 2,880,000, fully paid • Principally operated in trading of steel strip, mainly purchased from Zhejiang Zhengkang	100% by Zhejiang Zhengkang

Zhenglong Ecommerce	Wenzhou	• Incorporated on March 15, 2018 • Registered capital of RMB 5,000,000, RMB 1,020,000 paid • Principally operated in online sales and promoting of steel strip, steel pipe and fittings	90% by Zhejiang Zhengkang

ZK Uganda	Uganda	• Incorporated on March 23, 2018 • Registered capital of 20 Million Uganda Shillings, not paid. • Have not commenced operations	80% by ZK International

XSigma	BVI	• Incorporated on January 18, 2018 • Registered capital of USD 50,000, not paid • Have not commenced operations	100% by ZK International

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

The relevant exchange rates are listed below:

	For the Fiscal Years Ended September 30
	2019	2018	2017
Period Ended RMB: USD exchange rate	7.1477	6.8680	6.6545
Period Average RMB: USD exchange rate	6.8753	6.5368	6.8126

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

Short-term Investment

The Company’s short-term Investment consists of short-term held-to-maturity investments, mainly term deposits, in commercial banks with original maturities of more than 90 day but less than one year. As of September 30, 2019, the Company has short-term investment of $279,810, while it had $850,829 short-term investment as of September 30, 2018.

Long-term Deposit

Long-term deposit consists of cash deposit of RMB 81,867,541 Zhejiang Zhengkang pledged to three entities, which the Company is seeking to acquire certain percentage of ownership of each (“Target Company” or collectively “Target Companies”). The deposits are used as acquisition deposits required by the three Target Companies in order to execute their respective acquisition memorandum which details the acquisition and valuation methods but is not legally binding. As of September 30, 2019 the total deposits pledged were $11,453,690, with $10,397,406 to one Target Company and $1,056,284 to the other two. The fund pledged to the Target Companies have no definite term, however the Company anticipates the detailed acquisition proposals will be presented to the Board of Directors and shareholders of the Company for voting within one year. In the case that any acquisition is approved by both parties, the deposits will be used as initial payments and offset the total cash considerations of the deal. If any of the acquisition failed to be approved, the Target Companies are obligated to return the deposit to Zhejiang Zhengkang. As of September 30, 2019, no acquisitions were either approved or disapproved as the two acquisitions are still in the process of undergoing legal and financial due diligence.

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

The allowance for doubtful accounts recognized as of September 30, 2019 and 2018 was $1,919,152 and $1,997,310, respectively.

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

There were no write-downs recognized of inventories as of September 30, 2019 and 2018.

Advance to Suppliers and Advance from Customers

Advance to suppliers refer to advances for purchase of materials or other service agreements, which are applied against trade accounts payable when the materials or services are received. Advance from customers refer to advances received from customers regarding product sales, which are applied against accounts receivable when products are sold.

The Company reviews a supplier's credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would write off such amount in the period when it is considered impaired. During fiscal year ended September 30, 2019, the Company wrote off advance to suppliers of $102,523. There was no such expense recognized during the years ended September 30, 2018.

Fair Value of Financial Instruments

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

For the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, short-term investment, notes receivable, bank loans, and income tax payable and other receivables, the carrying amounts approximate their fair values due to their short maturities as of September 30, 2019 and 2018. The company did not identify any instruments that were measured at fair value on a recurring nor non-recurring basis as of September 30, 2019 and 2018.

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

There was no impairment charge recognized for long-lived assets as of September 30, 2019, 2018 and 2017.

Value-added Tax

Value-added taxes (“VAT”) collected from customers relating to product sales and remitted to governmental authorities are presented on a net basis. VAT collected from customers is excluded from revenue. The Company is subject to a VAT rate of 17% before May 1, 2018, a VAT rate of 16% effective on May 1, 2018, and the most current VAT rate of 13% effective on April 1, 2019. The VAT payable may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products.

Revenue Recognition

The Company generates its revenues mainly from sales of steel piping products. The Company follows Financial Accounting Standards Board (FASB) ASC 606 and accounting standards updates (“ASU”) 2014-09 for revenue recognition. On October 1, 2018, the Company has early adopted ASC 606, which is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) Identify the Contract with a Customer, (2) Identify the Performance Obligations in the Contract, (3) Determine the Transaction Price, (4) Allocate the Transaction Price to the Performance Obligations in the Contract, and (5) Recognize Revenue When (or As) the Entity Satisfies a Performance Obligation. Results for reporting periods beginning after October 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported under the previous accounting standards ASC 605. The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and there was no material unfinished contracts with customers upon adoption of ASC 606, therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606, and there have not been any significant changes to company’s business processes, systems, or internal controls as a result of implementing the standard.

The Company considers customer purchase orders, which in some cases are governed by master sales agreements, to be the contracts with a customer. As part of its consideration of the contract, the Company evaluates certain factors including the customer’s ability to pay (or credit risk). For each contract, the Company considers the promise to transfer products, each of which are distinct, to be the identified performance obligations.

In determining the transaction price the Company evaluates whether the price is subject to refund or adjustment to determine the net consideration to which the Company expects to be entitled. As the Company’s standard payment terms are less than one year, the Company has elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component. The Company allocates the transaction price to each distinct product based on their relative standalone selling price.

Revenues are reported net of all value added taxes. The Company does not routinely permit customers to return products, while in certain conditions product changes are allowed, and historically customer returns have been immaterial and due to the nature of company’s products no warranty is offered. Revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied at a point in time), which typically occurs at delivery.

Government Grant

Government grants are recognized when received and all the conditions for their receipt have been met.

Government grants as the compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable. During the period ended as of September 30, 2019, 2018 and 2017, $912,844, $59,238 and $87,250, respectively, government grants were recognized as other income for financial support to the Company under local government’s innovation incentive programs.

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

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. There were no tax benefits recorded as of September 30, 2019 and 2018.

Advertising costs

Advertising costs are expensed as incurred in accordance with ASC 720-35 Other Expense-Advertising costs. Advertising costs were $306,288, $265,538 and $69,535 for years ended September 30, 2019, 2018 and 2017, respectively.

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

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents, short-term investment, notes receivable, accounts receivable and other receivables, the balances of which are stated on the consolidated balance sheets which represent the Company’s maximum exposure. The Company places its cash and cash equivalents, and short-term investment in good credit quality financial institutions in Hong Kong and China. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue.  To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition. The concentration analysis of our revenue and accounts receivable is shown in Note 14.

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

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates. Management periodically reviews new accounting standards that are issued.

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services.

We have elected to early adopt ASU 2014-09 and its related amendments or collectively Topic 606, effective October 1, 2018, as permitted by the standard, using the modified retrospective implementation method. Accordingly, we have applied the five-step method outlined in Topic 606 for determining when and how revenue is recognized to all contracts that were not completed as of the date of adoption. Revenues for reporting periods beginning after October 1, 2018 are presented under Topic 606, while prior period amounts have not been adjusted and continue to be reported under the previous revenue recognition guidance. For contracts that were modified before the effective date, we have considered the modification guidance within the new standard and determined that the revenue recognized and contract balances recorded prior to adoption for such contracts were not impacted. While Topic 606 requires additional disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers, its adoption has not had a material impact on the measurement or recognition of our revenues. Our modified retrospective adoption, for which we were not required to make any material changes to the prior year presentation, did not have a material effect on our consolidated financial statements.

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

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of September 30, 2019 and 2018:

	As of September 30,
	2019	2018
Accounts receivable, gross	$27,034,192	$29,131,547
Less: allowance for doubtful accounts	(1,919,152)	(1,997,310)
Accounts receivable, net	$25,115,040	$27,134,237

Bad debt expense recorded by the Company during the years ended September 30, 2019 and 2018 were $0 and $286,606, respectively. Bad debt write-off recorded by the Company during the years ended September 30, 2019 and 2018 were $0 and $36,037, respectively.

As of September 30, 2019, the Company pledged accounts receivable of $2,028,624 to secure banking facilities granted to the Company.

Changes of allowance for doubtful accounts for the years ended September 30, 2019 and 2018 are as follow:

	As of September 30,
	2019	2018
Beginning balance	$1,997,310	$1,817,050
Additional reserve through bad debt expense	-	272,783
Bad debt write-off	-	(36,037)
Exchange difference	(78,158)	(56,486)
Ending balance	$1,919,152	$1,997,310

NOTE 4 –NOTES RECEIVABLE AND OTHER RECEIVABLES

Notes receivable consisted of bank notes of $385,519 and $414,352 provided by the Company’s customers as of September 30, 2019 and 2018, respectively, these notes are guaranteed by the banks.

Other receivables consisted of mainly the legal claims of $0.62 million and $0.64 million to be collected from the Company’s debtors as of September 30, 2019 and 2018, respectively.

During 2010, the Company entered into two loan agreements with Raozhou Dianli Ltd and Xianjin Cao, and advanced RMB 9 million on the first loan and RMB 1.5 million on the second loan, totaled RMB 10.5 million (approximately USD 1.52 million). The terms of these two loans are both one year. Both borrowers defaulted and didn’t make any repayment when the terms expired. The Company thus sued these two parties and pursuant to the final judgment ruled by Jiangsu High People’s Court, the Company is entitled to a repayment of RMB 10.5 million plus interest with an interest rate that is four times higher than the normal interest rate in the corresponding period. The claim has been covered by real estate assets of Raozhou Dianli Ltd, which have been seized by the Court and has an appraised value of RMB 143.1 million, or about USD 21.5 million as of September 19, 2017, according the recent appraisal report, which is much higher than the Company’s claim. The Company is listed as the first-in-line creditor and the management believes that the repayment of RMB 10.5 million and outstanding interest is reasonably assured. The Company recorded RMB 10.5 million as Other Receivable. As of September 30, 2019 and 2018, the outstanding balance is RMB 4.4 million (USD 0.62 million) and RMB 4.4 million (USD 0.64 million), respectively.

In the opinion of the management, after consultation with the Company’s legal counsel, the management believes it is assured the balance will be collected as the debtor has real properties seized by the Court worth much more than the debt owed to the Company.

NOTE 5 – INVENTORIES

Inventories as of September 30, 2019 and 2018 consisted of the following:

	As of September 30,
	2019	2018
Raw materials	$5,360,445	$4,789,860
Work-in-process	8,902,211	6,532,826
Finished goods	6,533,419	6,469,501
Total	$20,796,075	$17,792,187

There were no inventory write-downs recognized for the years ended September 30, 2019 and 2018.

As of September 30, 2019, the Company pledged inventories of $1,608,909 to secure banking facilities granted to the Company.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following as of September 30, 2019 and 2018:

	As of September 30,
	2019	2018
Buildings	$5,211,781	$5,188,568
Machinery	5,080,964	4,040,773
Furniture, fixtures and equipment	545,881	639,356
Motor vehicles	235,555	234,229
Total property plant and equipment, at cost	11,074,181	10,102,926
Less: accumulated depreciation	(4,597,893)	(4,533,745)
	6,476,288	5,569,181
Construction in progress (“CIP”)	119,416	711,231
Property, plant and equipment, net	$6,595,704	$6,280,412

Depreciation expense was $375,286 and $395,604 for the years ended September 30, 2019 and 2018, respectively.

As of September 30, 2019 and 2018, the Company pledged buildings and machinery to secure banking facilities granted to the Company. The carrying values of the pledged buildings to secure bank borrowings by the Company are shown in Note 11.

NOTE 7 – INTANGIBLE ASSETS

	As of September 30,
	2019	2018
Land use rights, cost	$557,011	$579,695
Software, cost	517,105	506,600
Other intangible assets, cost	1,561	-
Less: accumulated amortization	(156,960)	(148,074)
Intangible assets, net	$918,717	$938,221

The land use right represents the Company's land use rights in Wenzhou's plant, which had been pledged to secure the Company’s banking facilities granted to the Company as of September 30, 2019 and 2018. The carrying values of the pledged land use rights to secure bank borrowings by the Company are shown in Note 11. Amortization expense was $13,638 and $12,137 for the years ended September 30, 2019 and 2018, respectively.

NOTE 8 – LONG-TERM INVESTMENT

The Company made an investment in Wenzhou Longlian Development Co., Ltd. ("Longlian") in 2011 by RMB 2,083,300 with equity percentage of 2.0833%. The principal activities of Longlian are property and infrastructure construction. As of September 30, 2019 and 2018, the Company carried this investment at its cost in the amount of $291,464 and $303,334, respectively. During 2018 fiscal year, the Company received a total of RMB 290,000 as dividend income from Longlian. During 2019 fiscal year, the Company received no dividend income from Longlian.

NOTE 9 – RELATED PARTY TRANSACTIONS

Net amounts due to related parties consisted of the following as of September 30, 2019 and 2018:

		As of September 30,
Accounts	Name of related parties	2019	2018
Related party payables	Shareholder, HUANG Jian Cong	$1,323,734	$3,584,216
Related party payables	Other Affiliates of the Company	122,727	110,253
Due from Related Parties	Other Affiliates of the Company	110,990	22,278

This represented unsecured and interest free borrowings between the Company and Huang Jiancong and other related parties to the Company. For the years end September 30, 2019 and 2018, the Company borrowed $1,323,734 and $3,584,216 from its shareholder, HUANG Jian Cong, which have a loan term from October 01, 2017 to September 30, 2020.

NOTE 10 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following as of September 30, 2019 and 2018:

	As of September 30,
	2019	2018
VAT payable	$4,158,171	$3,918,119
Other tax payables	51,292	50,104
Other	229,107	1,966,510
Total	$4,438,570	$5,934,733

Other current liabilities contain primarily unsecured, due on demand and interest free short-term loan to the Company from third party entities and deposits for bidding from suppliers to the Company.

NOTE 11 – SHORT-TERM BANK BORROWINGS

Short-term bank borrowings consisted of the following at September 30, 2019:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank - Longwan Branch	6,190,000	866,013	11/5/2018	11/1/2019	6.09%
Agricultural Bank - Longwan Branch	8,000,000	1,119,241	11/19/2018	11/18/2019	6.09%
Agricultural Bank - Longwan Branch	8,700,000	1,217,175	1/2/2019	1/1/2020	6.09%
Agricultural Bank - Longwan Branch	5,750,000	804,455	7/23/2019	7/22/2020	6.65%
Agricultural Bank - Longwan Branch	4,300,000	601,592	8/1/2019	7/1/2020	6.65%
Agricultural Bank - Longwan Branch	6,000,000	839,431	8/26/2019	8/25/2020	5.66%
Bank of China	2,850,000	398,730	9/11/2019	9/9/2020	5.27%
Bank of China	4,250,000	594,597	9/24/2019	9/22/2020	5.27%
Bank of China	3,400,000	475,677	9/20/2019	9/18/2020	5.27%
China Merchants Bank	13,500,000	1,888,719	12/14/2018	12/9/2019	5.44%
China Merchants Bank	3,000,000	419,715	3/20/2019	12/9/2019	5.44%
China Merchants Bank	1,955,000	273,516	9/3/2019	2/29/2020	4.35%
Industrial Bank	1,000,000	139,905	12/5/2018	12/4/2019	6.50%
Industrial Bank	7,000,000	979,336	11/8/2018	11/8/2019	6.50%
Industrial Bank	6,000,000	839,431	11/12/2018	11/5/2019	6.50%
China Minsheng Bank	3,000,000	419,715	6/19/2019	6/19/2020	6.74%
China Minsheng Bank	2,880,000	402,927	6/20/2019	6/20/2020	6.74%
Ping An Bank	3,600,000	503,659	9/20/2019	9/20/2020	7.96%
CZBANK	3,200,000	447,696	8/9/2019	4/10/2020	6.00%
CZBANK	4,700,000	657,554	8/14/2019	4/14/2020	6.00%
CZBANK	1,500,000	209,858	8/12/2019	4/14/2020	6.09%
CZBANK	1,000,000	139,905	9/11/2019	4/9/2020	6.00%
CZBANK	3,000,000	419,715	9/12/2019	4/13/2020	6.00%
CZBANK	2,600,000	363,753	9/17/2019	4/10/2020	6.00%
Bank of Communications	4,500,000	629,573	7/25/2019	2/20/2020	7.80%
Bank of Communications	4,500,000	629,573	7/26/2019	2/20/2020	7.40%
Total	116,375,000	16,281,461

Short-term bank borrowings consisted of the following at September 30, 2018:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank - Longwan Branch	6,190,000	901,281	12/1/2017	11/25/2018	6.00%
Agricultural Bank - Longwan Branch	8,000,000	1,164,822	1/18/2018	12/5/2018	6.00%
Agricultural Bank - Longwan Branch	7,580,000	1,103,669	1/18/2018	10/8/2018	6.00%
Agricultural Bank - Longwan Branch	8,700,000	1,266,744	1/29/2018	1/5/2019	6.22%
Agricultural Bank - Longwan Branch	4,300,000	626,092	8/16/2018	8/15/2019	6.09%
Agricultural Bank - Longwan Branch	5,750,000	837,216	8/21/2018	8/1/2019	6.09%
Agricultural Bank - Longwan Branch	6,000,000	873,617	9/27/2018	9/1/2019	6.09%
Bank of China	4,250,000	618,812	4/3/2018	4/2/2019	5.27%
Bank of China	6,800,000	990,099	4/3/2018	4/2/2019	5.27%
China Merchants Bank	15,000,000	2,184,042	12/12/2017	12/6/2018	5.44%
China Merchants Bank	1,500,000	218,404	2/8/2018	12/1/2018	5.66%
Industrial Bank	6,500,000	946,419	12/6/2017	12/3/2018	6.50%
Industrial Bank	3,000,000	436,809	12/7/2017	11/27/2018	6.00%
Industrial Bank	5,500,000	800,815	12/8/2017	11/20/2018	6.45%
China Minsheng Bank	4,000,000	582,411	6/28/2018	3/31/2019	5.44%
China Minsheng Bank	2,200,000	320,326	6/28/2018	3/31/2019	5.44%
Ping An Bank	6,200,000	902,737	9/25/2018	9/25/2019	7.96%
CZBANK	3,500,000	509,610	4/20/2018	10/19/2018	6.53%
CZBANK	6,000,000	873,617	4/19/2018	10/18/2018	6.48%
CZBANK	6,000,000	873,617	4/17/2018	10/16/2018	6.53%
CZBANK	1,500,000	218,404	4/19/2018	10/18/2018	6.50%
Bank of Communications	9,000,000	1,310,425	9/10/2018	9/7/2019	6.34%
CZBANK	4,880,000	710,542	4/26/2018	4/26/2019	4.35%
Total	132,350,000	19,270,530

The Company’s short-term bank borrowings are pledged by its assets as listed below, and guaranteed by the Company’s major shareholders: HUANG Jian Cong, WANG Jian Di, WANG Guo Lin, WANG Min Jie, and WANG Yang Ming, and their immediate family members.

The carrying values of the Company's pledged assets to secure short-term borrowings by the Company are as follows:

	As of September 30,
	2019	2018
Term Deposit as Collateral	$-	$728,014
Accounts receivable	2,028,624	-
Buildings, net	4,312,115	4,583,560
Land use rights, net	402,622	431,621
Machinery, net	98,210	154,795
Inventory	1,608,909	1,674,432
Total	$8,450,480	$7,572,422

NOTE 12 – COMMITMENT AND CONTINGENCIES

The Company, from time to time, may be a party to claims and legal proceedings generally incidental to its business. As of September 30, 2019, Company has no material purchase commitments, significant leases and unused letter of credit.

The Company has one pending legal claim against a third party as of September 30, 2018. See Note 4 for disclosure related to the claim with Raozhou Dianli Ltd. There were no other legal matters that are likely to have a material adverse effect on the Company’s financial position as of September 30, 2019 and 2018 and the results of operations or cash flows for the years ended September 30, 2019 and 2018.

NOTE 13 – UNCERTAIN TAX POSITION

In the normal course of its business, our Company, including in particular Zhejiang Zhengkang and Wenzhou Zhengfeng, may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due. Although the Company’s management believes the Company has paid all accrued for all taxes owed by the Company, from time to time, in order for our Company to stay competitive in the market, we may need to accept unfavorable contract terms from our clients, including the accrue of accounts receivables for the delivery of our products until the completion of a certain construction project and without recognizing the revenue in the interim. PRC taxing authorities may also take the position that the Company owes more taxes than it has paid based on transactions conducted by ZK Pipe, which may be deemed a resident enterprise, thereby resulting in taxable liability for Zhejiang Zhengkang.

In addition, the Company recorded a potential income tax liability of $4,176,537 and $4,263,289 for the years ended September 30, 2019 and 2018, respectively, and for the possible underpayment of income and other taxes, not include potential interests or penalties. It is possible that the tax liability of the Company for past taxes may be higher than those amounts. The Company’s management believes it has sufficient cash on hand to adequately meet any tax liability for the underpayment of income and VAT taxes. Additionally, the Company’s management believes it may be able to negotiate with local PRC taxing authorities a reduction to any amounts that such authorities may believe are due and a reduction to any interest or penalties thereon. We have no guarantee that we will be able to negotiate such a reduction. To the extent our Company is able to negotiate such amounts, the Company records such reduction as unrecognized tax benefits due to the fact that national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes. The PRC tax law provides statute of limitations of 3 years to collect unpaid taxes. The Company recognizes the portion of unrecognized tax benefit that is beyond 3 years as reduction of its tax liabilities due to the fact that the statute of limitations for the relevant taxing authorities to examine and challenge the tax position has expired. The changes of unrecognized tax benefit recorded by the Company are shown in Note 17.

NOTE 14 – CUSTOMER AND SUPPLIER CONCENTRATION

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

The Company had no such significant customer for the fiscal year ended September 30, 2019. The Company sold a substantial portion of products to one customer (21.1%) in 2018 and as of September 30, 2018, the amount due from this customer included in accounts receivable was $9,507,491. The loss of the significant customer or the failure to attract the new customers could have a material adverse effect on our business, results of operations and financial condition for the Company.

For the year ended September 30, 2019, two suppliers accounted for 58.25% and 17.53% of the Company’s total raw material purchase, respectively. As of September 30, 2019, the net amount due to the vendors (accounts payable - advance to vendors) was -$4,256,984, where negative number means net advance paid to the vendors. The Company purchased a substantial portion of materials from two third-party vendors (62.4%) in 2018. As of September 30, 2018, the net amount due to the vendors (accounts payable - advance to vendors) was -$5,787,900, where negative number means net advance paid to the vendors. The Company believes there are numerous other suppliers that could substitute the current significant vendors should they become unavailable or non-competitive.

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

On December 17, 2018 the Company issued 30,000 ordinary shares of ZK International, no par value per share, to render the consulting contract with a consultant of the Company. The shares are measured based on the fair market value of $1.69 per share and the value of this share issuance is recognized as consulting expense.

Public Offering Warrants

In connection with the IPO on September 1, 2017, the Company issued warrants equal to seven percent (7%) of the shares issued, totaling 74,784 units to the placement agents (the “warrants”). The warrants carry a term of five years, and shall not be exercisable for a period of six months from the closing of the IPO and shall be exercisable at $5 per share. Management determined that these warrants are equity instruments because the warrants are both a) indexed to its own stock; and b) classified in stockholders' equity. The warrants were recorded at their fair value on the date of grant as a component of stockholders’ equity. As of September 30, 2019, the total number of warrants outstanding was 74,784 with weighted average remaining life of 3 years. The warrants were exercisable as of September 30, 2019 but no warrants has been exercised.

The fair value of this Warrants was $438,234 as determined on September 01, 2017. The fair value has been estimated using the Binomial Options pricing model with the following weighted-average assumptions: risk free rate of 2%; expected term of 5 years; exercise price of the warrants of $5; volatility of 67.4%; number of tree step of 10; and expected future dividends of nil.

Statutory surplus reserves

Pursuant to Chinese Company law applicable to foreign investment companies, the Company’s PRC subsidiaries are required to maintain statutory surplus reserves. The statutory surplus reserves are to be appropriated from net income after taxes, and should be at least 10% of the after tax net income determined in accordance with accounting principles and relevant financial regulations applicable to PRC enterprises (“PRC GAAP”). The Company has an option of not appropriating the statutory surplus reserve after the statutory surplus reserve is equal to 50% of the subsidiary’s registered capital. Statutory surplus reserves are recorded as a component of shareholders’ equity. The statutory surplus reserve as of September 30, 2019 is $2,904,699.

Wenzhou Weijia has not commenced operation since inception. No appropriation to the statutory surplus reserves.

Zhejiang Zhengkang appropriated $872,924 to the statutory surplus reserves for the year ended September 30, 2019. For the year ended September 30, 2018, statutory surplus reserves appropriated was $858,412.

Wenzhou Zhengfeng recorded a net loss for the years ended September 30, 2019 and 2018, so no appropriation to the statutory surplus reserves and staff welfare and bonus fund was made.

Zhenglong Ecommerce recorded a net loss for the years ended September 30, 2019 and 2018, so no appropriation to the statutory surplus reserves and staff welfare and bonus fund was made.

Dividends declared by the Company’s PRC subsidiaries are based on the distributable profits as reported in their statutory financial statements reported in accordance with PRC GAAP, which differ from the results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP. The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its PRC subsidiaries. As of September 30, 2019, the Company has no dividend payable.

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company, and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. Amounts restricted include the PRC subsidiaries’ paid-in capital and statutory surplus reserves of the Company’s PRC subsidiaries totaling $7,157,061 as of September 30, 2019 and $6,325,541 as of September 30, 2018.

Non-controlling interests

Non-controlling interests represent the interest of non-controlling shareholders in Zhejiang Zhengkang based on their proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. On September 29, 2015, Wenzhou Weijia acquired 99% equity percentage of Zhejiang Zhengkang from 5 individual shareholders: HUANG Jian Cong, WANG Ming Jie, WANG Guo Lin, WANG Jian Di and WANG Yang Ming. After that, Zhejiang Zhengkang’s equity interest is 99% held by Wenzhou Weijia and 1% held by HUANG Jian Cong as of the year end. The non-controlling interest in Zhejiang Zhengkang was 1% as of September 30, 2019 and 2018. The non-controlling interest in Zhenglong Ecommerce and ZK Uganda was 10.9% and 20% as of September 30, 2019 respectively.

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

For the years ended September 30, 2019, 2018 and 2017, revenue and assets within PRC contributed over 90% of the Company’s total revenue and assets.

NOTE 17 – INCOME TAXES

	As of September 30,
	2019	2018	2017
Deferred tax assets:
Bad debt allowance recorded for accounts receivable	$289,756	$299,596	$272,557
Net operating loss carry-forward	159,219	152,257	-
Less: valuation allowance	(159,219)	(152,257)	-
Total	$289,756	$299,596	$272,557

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company’s deferred tax assets as of September 30, 2019, 2018 and 2017 were $289,756, $299,596 and $272,557, respectively, which were mainly derived from the temporary difference from provision of doubtful accounts and net operating loss carry forward of Wenzhou Zhengfeng with effective period from October 01, 2018 to September 30, 2023. The Company evaluated the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized.

Income taxes for the years ended September 30, 2019 and 2018 are attributed to the Company’s continuing operations in China and consisted of:

	For the year ended September 30,
	2019	2018	2017
Current	$250,186	$1,435,521	$1,019,147
Deferred	(1,958)	(37,311)	(24,142)
Total	$248,228	$1,398,210	$995,005

Per the consolidated statements of operations and comprehensive income, the income tax expenses for the Company can be reconciled to the income before income taxes for the years ended September 30, 2019 and 2018 as follows:

	For the year ended September 30,
	2019	2018	2017
Income before taxes excluded the amounts of loss incurring entities	$8,979,640	$9,982,326	7,178,353
PRC EIT tax rates	15%	15%	15%
Tax at the PRC EIT tax rates	1,346,946	1,497,349	1,076,753
Tax effect of 75% (50% for 2018 and 2017) R&D expenses deduction	(163,357)	(123,948)	(99,833)
Tax effect of deferred tax recognized	(1,958)	(37,311)	(24,142)
Tax effect of non-deductible expenses	18,307	62,120	42,227
Change in unrecognized tax benefits	(951,710)	-	-
Income tax expenses	$248,228	$1,398,210	995,005

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

Due to the Company’s status as a public company, the Company is able to negotiate with local PRC taxing authorities a reduction to certain amounts that such authorities may believe are due and a reduction to any interest or penalties thereon. To the extent our Company is able to negotiate such amounts, national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect the unpaid taxes. The Company records such reduction as unrecognized tax benefits due to the fact that national-level taxing authorities are able to challenge the tax position taken by the Company and local taxing authorities. The PRC tax law provides statute of limitations of 3 years to collect unpaid taxes. The Company recognizes the portion of unrecognized tax benefit that is beyond 3 years as reduction of its tax liabilities due to the fact that the statute of limitations for the relevant taxing authorities to examine and challenge the tax position has expired.

The changes in unrecognized tax benefits are as follows:

	For the year ended September 30,
	2019	2018	2017
Balance at beginning period	$4,098,783	$2,789,135	$1,916,789
Addition for tax positions of the current year	993,194	1,309,648	872,346
Lapse of statute of limitations	(915,440)	-	-
Balance at ending period	$4,176,537	$4,098,783	$2,789,135

As of September 30, 2019, the Company had unrecognized tax benefits of $4,176,537 and such balance was included in “income tax payable” account. For the fiscal years 2019, 2018 and 2017, no tax authority initiated tax examination against the Company and the Company was issued Certificate of No Tax Arrears on November 26, 2019 by local tax authority which indicates the Company has fully paid income taxes for its tax returns since January 01, 2017. The reasonable possible change on the Company’s unrecognized tax benefits in the next 12 months ranges from RMB nil to RMB 7,157,343.

NOTE 18 – SUBSEQUENT EVENTS

In preparing these consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through January 31, 2020, the date the financial statements were available to be issued. No events require adjustment to or disclosure in the consolidated financial statements.