Form 20-F
period 2020-09-30
ZK International Group Co., Ltd.
filed 2021-02-09
CIK 1687451

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended September 30, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 16,558,037 Ordinary shares as of September 30, 2020.

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

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. All reference to “U.S. dollars”, “USD”, “US$” or “$” are to United States dollars. The exchange rates in effect as of September 30, 2020, 2019, and 2018 were US $1.00 for RMB 6.7896, RMB 7.1477, and RMB 6.8680, respectively. The average exchange rates for the years ended September 30, 2020, 2019 and 2018 were US $1.00 for RMB 7.0056, RMB 6.8753, and RMB 6.5368, respectively. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the fiscal years ended September 30, 2020, 2019, 2018, 2017 and 2016 and the selected consolidated balance sheets data as of September 30, 2020, 2019, 2018, 2017 and 2016 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

(All amounts in thousands of U.S. dollars, except Shares outstanding)

Statement of operations data:

	For the year ended September 30,
	2020	2019	2018	2017	2016
Revenue	$86,846,791	$63,883,520	$54,884,381	$44,951,740	$36,809,094
Cost of Revenue	$(82,903,989)	$(48,239,478)	$(36,593,792)	$(31,843,337)	$(25,333,318)
Gross Profit	$3,942,802	$15,644,042	$18,290,589	$13,108,403	$11,475,776
General and administrative expenses	$2,482,972	$2,897,995	$4,071,116	$1,782,318	$1,599,743
Research and development expenses	$1,123,555	$1,452,061	$1,652,633	$1,331,111	$1,302,022
Selling and marketing costs	$2,215,651	$2,647,429	$2,949,204	$1,915,127	$957,990
income from operations	$(1,879,376)	$8,646,557	$9,617,636	$8,079,847	$7,616,021
Interest expense	$(1,000,554)	$(1,151,045)	$(1,239,170)	$(1,245,385)	$(1,417,745)
Interest income	$7,192	$24,437	$10,702	$24,459	$51,058
Gain on disposal of subsidiary	536,612	-	-	-	-
Loss on investment	(256,937)	-	-	-	-
Other income, net	$327,845	$921,973	$112,099	$69,772	$158,797
Income before income taxes	$(2,265,218)	$8,441,922	$8,501,267	$6,928,693	$6,408,131
Income taxes	$1,428,202	$(248,228)	$(1,398,210)	$(995,005)	$(1,105,440)
Net income	$(837,016)	$8,193,694	$7,103,057	$5,933,688	$5,302,691
Foreign currency translation (loss)	$2,319,048	$(1,694,278)	$(818,468)	$272,237	$(403,865)
Comprehensive income	$1,475,896	$6,499,416	$6,284,589	$6,205,925	$4,898,826

Balance sheet data:

	2020	2019	2018	2017	2016
Current assets	$64,782,494	$58,853,036	$64,347,173	$54,751,108	$38,862,534
Total assets	$86,450,504	$78,402,367	$76,398,563	$61,173,069	$45,550,956
Current liabilities	$40,877,485	$34,584,662	$39,130,971	$39,806,123	$35,972,034
Total liabilities	$41,146,775	$34,584,662	$39,130,971	$39,806,123	$35,972,034
Total shareholders' equity	$45,303,729	$43,817,705	$37,267,592	$21,366,946	$9,578,922
Shares outstanding	16,558,037	16,558,037	16,528,037	13,068,346	9,000,000

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

We recorded an income tax liability of $3,188,615, $4,176,537, and $4,263,289 for the fiscal years ended September 30, 2020, 2019 and 2018, respectively. It is possible that the tax liability of the Company for past taxes may be higher than those amounts. We believe that we have sufficient cash on hand to adequately meet any tax liability for the underpayment of income and business taxes. Additionally, we believe that we may be able to negotiate with local PRC taxing authorities a reduction to any amounts that such authorities may believe are due and a reduction to any interest or penalties thereon. We have no guarantee that we will be able to negotiate such a reduction. To the extent we can negotiate such amounts, national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes, interest and penalties in amounts greatly exceeding management’s estimates.

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

We have $17,372,894 in outstanding bank loans as of September 30, 2020. While the management believes that we will have sufficient cash to repay these loans, there can be no guarantee that we will be able to pay all amounts when due or refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

Weak liquidity may have material adverse effect on our results of operations.

While our operating activities provided $460,205 in net cash during the fiscal year ended September 30, 2020, we cannot assure you that we will be able to do in the future. In addition, some of our accounts receivable have carried balance for more than 3 years. While we are actively collecting the remaining balance of these accounts receivable, we cannot assure you that we will be able to do so. If we continue experiencing an increase in accounts receivable without substantial collection of them, the weak liquidity could have a material adverse effect on our financial performance.”

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

We consider our major customers in each period to be those customers that accounted for more than 10% of overall revenues in such period. We had no major customer during the fiscal year ended September 30, 2020 and 2019. There was one major customer during the fiscal year ended September 30, 2018, which accounted for 21.1% of total sales. It is common practice for us rely to on individual orders from such customers without any long-term contracts. Therefore, there can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. As the majority of our revenues are driven by individual orders for construction products, our major customers often change each period based on when a given order is placed. If we cannot maintain long-term relationships with major customers or replace major customers from period to period with equivalent customers, the loss of such sales could have an adverse effect on our business, financial condition and results of operations.

The loss of any of our key vendors could have a materially adverse effect on our results of operations.

We consider our major vendors in each period to be those vendors that accounted for more than 10% of overall purchases in such period. We had four major vendors during the fiscal year ended September 30, 2020, who collectively accounted for 70.10% of total purchase. We had two major vendors during the fiscal years ended September 30, 2019, who collectively accounted for 75.78% of total purchase. We had three major vendors during the fiscal years ended September 30, 2018, who collectively accounted for 62.4% of total purchase. We purchase raw materials on the market at prevailing market prices. We believe that we can locate replacement vendors readily on the market for prevailing prices and that we would not have significant difficulty replacing a given vendor, any difficulty in replacing such a vendor could adversely affect our company’s performance to the extent it results in higher prices, slower supply chain and ultimately less desirable results of operations.

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

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive (loss)/income.” For the years ended September 30, 2020, 2019 and 2018, we had adjustment gain of $2,319,048, adjustment loss of $1,694,278, adjustment loss of $818,468, respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

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

ZK International was incorporated on May 13, 2015 under the laws BVI, with 100% of the founding shares held by Kai Chun Cheng. On the same date, Jiancong Huang, Mingjie Wang, Guolin Wang, Jiandi Wang and Yangming Wang entered into an agreement to vote in concert in ZK International with Mr. Huang appointed as proxy effective completion of transfer of the ordinary shares held by Mr. Cheng. Pursuant to the agreement, which has a term of 20 years from its effective date of May 13, 2015, if the parties are unable to reach a unanimous consent in relation to the matters requiring action in concert, a decision made by more than 50% of the voting rights of the parties will be deemed a decision unanimously passed by all parties and will be binding on all parties. On July 29, 2015, Mr. Cheng entered into equity interest transfer agreements with and transferred to these individuals 45%, 20%, 20%, 10% and 5%, respectively, of ZK International’s equity interest on October 12, 2015. All of these individuals are officers or directors of ZK International and/or our operating entity Zhejiang Zhengkang. As of February 5, 2021, our officers and/or directors beneficially own approximately 52.21% of our outstanding shares.  As a result, our officers and directors will possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders.

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

Recent Development

Disposition of Wenzhou Zhenglong Ecommerce Co. Ltd

On September 30, 2020, the Company sold all its equity interests of Wenzhou Zhenglong Ecommerce Co. Ltd (“Zhenglong”) with the consideration of RMB 4,500,000 (approximately $662,778).  Zhenglong was incorporated on March 15, 2018 and was 90% owned by Zhejiang Zhengkang and 10% owned by a third-party individual. The operation of Zhenglong was at a very preliminary stage and had immaterial impact to the consolidated financials of the Company’s business.

2020 Financing

On September 25 and October 16, 2020, we closed a registered offering with certain investors pursuant to certain securities purchase agreements, pursuant to which we issued convertible debentures (the “Convertible Debentures”) in the aggregate principal amount of $1,400,000, convertible into our ordinary shares. The initial closing of a Convertible Debenture in an amount of $100,000 occurred on September 25, 2020 and the second closing of Convertible Debentures in an amount of $1,300,000 occurred on October 16, 2020. We plan to use the proceeds for working capital and other general corporate purposes.

The Convertible Debentures have an annual interest rate of 5% and a term of 12 months from the date of issuance, and are convertible into ordinary shares at 70% of the average closing price during the seven (7) consecutive trading days immediately preceding the date of conversion with a floor price of $0.62 per share.

The sales and offering of the Convertible Debentures and the Conversion Shares was effected as a takedown off the Company’s shelf registration statement on Form F-3 (File No. 333-230860) filed by the Company on April 15, 2019, which was declared effective by the SEC on April 29, 2019, pursuant to a prospectus supplement filed with the SEC on September 22, 2020.

As of the date of this annual report, all of the outstanding principal and interest underlying the Convertible Debentures have been converted into a total of 1,394,253 ordinary shares.

2021 Financing

On January 8, 2021, we closed a registered offering with certain investors pursuant to certain securities purchase agreements, pursuant to which we sold a total of 1,784,992 ordinary shares at a price of $1.40 per share. We received gross proceeds in the amount of approximately $2,499,000. We plan to use the proceeds for working capital and other general corporate purposes.

The sales and offering of the Convertible Debentures and the Conversion Shares was effected as a takedown off the Company’s shelf registration statement on Form F-3 (File No. 333-230860) filed by the Company on April 15, 2019, which was declared effective by the SEC on April 29, 2019, pursuant to a prospectus supplement filed with the SEC on December 22, 2020.

xSigma DeFi Project

The Company, through its subsidiary, xSigma Corporation (“xSigma”), that is a blockchain R&D lab, is exploring decentralized finance (“DeFi”) and cryptocurrency market. xSigma has been focused on two projects: DeFi protocol (stablecoin DEX) and the ETF-like protocol xTF by xSigma, both are described in more details below. The ultimate objective of xSigma is to build an ecosystem of products for finance and blockchain. The operation of xSigma was at a very preliminary stage and had immaterial impact to the consolidated financials of the Company’s business.

Centralized exchanges have been the backbone of the cryptocurrency market for years. They offer fast settlement, high trading volume, and continually improving liquidity. However, there's a parallel world being built in the form of trustless protocols.

DeFi aims to build a system which can work openly, securely, and in a modular manner, so that anyone can join it, use it, contribute to it and upgrade it. The main idea is to recreate financial services and tools that are entirely on blockchain, eliminating the need for banks or other third parties as intermediaries. This makes it fast, inexpensive and available to everyone. Further, the open-source nature of DeFi makes it transparent and trustless.

xSigma has released whitepaper for its DeFi protocol, which reveals details such as tokenomics, liquidity mining rewards, governance mechanisms, the token utility and distribution as they are foreseen in the smart contract that xSigma plans to publish to the Ethereum blockchain.

xSigma has also been developing an ETF-like decentralized fund and platform. The ETF-like protocol will be a decentralized fund based on Ethereum blockchain, that will diversify between major crypto assets related to the DiFi space. In addition, it will provide a platform that will enable others to create indexes and it will be branded and known as xTF by xSigma. The protocol is not an ETF, in the conventional sense of the term; it is not registered, licensed or regulated by any exchange or governmental regulatory body.

The decentralized smart contract application (DApp) is expected to act like an index of the major DeFi tokens, allowing crypto investors to capitalize on overall growth of a wider share of the DeFi market, and potentially reducing risks and transactional costs. xTF by xSigma is also expected to allow others to create ETF-like decentralized funds on their own with just a few clicks. It will allow institutions and individuals to create own indexes, attract capital and earn on trading fees and expense ratios. The fees can be configured, and various business models can be implemented. Finally, the platform is expected to turn into a marketplace or aggregator of various indexes.

Indexes will be presented in a form of tokens issued on Ethereum blockchain. Users will be able to buy or issue ETF-like tokens using ETH. Issuing tokens means increasing the fund's size and requires adding more assets to the fund. Withdrawing funds from the capital requires burning according amount of tokens. Critically, all people who engage with the DApp will retain control of their crypto assets (e.g. Ethereum) and will be able to deposit assets into the DApp and withdraw them from the DApp at their discretion using their own crypto asset wallets.

The release of the xTF by xSigma is scheduled for the second quarter in 2021. xSigma expects to generate fees from the fund's operation in the future. The project won't be a regulated financial product, and xSigma won't have access to digital assets deposited in the DApp.

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

Low Leakage Rate: Benefitting from its high strength and anti-corrosion features,stainless steel pipes and fittings have extremely low leakage rates. According to Best Practice: Water Leakage Prevention Controls published by New York City, replacing current pipe networks with stainless steel components is a major priority to prevent water leakage, which can cause water waste, secondary disasters such as poor water flow, road collapse, and flooding of buildings and inundation. Tokyo, an example used in the Best Practice document, decreased its leakage rate from 20% in 1956 to 3% in 2010, mostly attributed to the usage of stainless steel pipes in its network.

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

We find that primarily sold through distributors, our products are mostly embraced by two categories of end users: those within the water transmission industry and those within the gas transmission. Our clients scatter in diverse industries including, but not limited to, water treatment, real estate development, hospitality, hospital, gas supply, and school. We consider our major customers in each period to be those customers that accounted for more than 10% of overall revenues in such period. We had no major customer during the fiscal year ended September 30, 2020 and 2019. There was one major customer during the fiscal year ended September 30, 2018, which accounted for 21.1% of total sales.

Suppliers

We consider our major vendors in each period to be those vendors that accounted for more than 10% of overall purchases in such period. We had four major vendors during the fiscal year ended September 30, 2020, who collectively accounted for 70.10% of total purchase. We had two major vendors during the fiscal years ended September 30, 2019, who collectively accounted for 75.78% of total purchase. We had three major vendors during the fiscal years ended September 30, 2018, who collectively accounted for 62.4% of total purchase. We purchase from a variety of suppliers and believe these raw materials are widely available. If we were unable to purchase from our primary suppliers, we do not expect we would face difficulties in locating another supplier at substantially the same price. We have secure and efficient access to all the raw materials necessary for the production of our products. We believe our relationships with the suppliers of these raw materials are strong. While the prices of such raw materials may vary greatly from time to time, we believe we could hedge such risk by adjusting our price or absorb the higher cost at times if necessary.

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

Our Intellectual Property

We rely on our technology patents to protect our domestic business interests and ensure our competitive position in our industry. The issued patents we hold are as follows:

No.	Patent Name	Owner	Category	Patent Code.	Authorization Date
1.	Anti vibration groove	Zhejiang Zhengkang	Design Patent	2016303899813	12/21/2016
2.	Anti vibration groove connector for pipeline	Zhejiang Zhengkang	Utility Models Patent	2016208805658	01/18/2017
3.	High strength tensile mechanical compression type pipe joint	Zhejiang Zhengkang	Utility Models Patent	2016204183044	09/21/2016
4.	Tensile elastic ring	Zhejiang Zhengkang	Utility Models Patent	2016204163036	09/21/2016
5.	Special joint for gas	Zhejiang Zhengkang	Utility Models Patent	2016204209275	09/21/2016
6.	Self sealing ring	Zhejiang Zhengkang	Utility Models Patent	2016204162993	11/23/2016
7.	Warm jacket (45 degree elbow)	Zhejiang Zhengkang	Design Patent	2016300576444	07/20/2016
8.	Articulated bellows	Zhejiang Zhengkang	Utility Models Patent	2016201606371	07/27/2016
9.	Stainless steel pipe warm jacket	Zhejiang Zhengkang	Utility Models Patent	2016201606102	07/27/2016
10.	A new type of metal pipe fitting	Zhejiang Zhengkang	Utility Models Patent	2016201585303	07/27/2016
11.	Three way warm jacket	Zhejiang Zhengkang	Design Patent	2016300576459	07/27/2016
12.	Warm jacket (90 degree elbow)	Zhejiang Zhengkang	Design Patent	2016300576463	07/27/2016
13.	Direct thermal cover	Zhejiang Zhengkang	Design Patent	2016300576482	09/07/2016
14.	Thin wall compression type metal pipe fitting type O sealing ring	Zhejiang Zhengkang	Utility Models Patent	2015202071764	08/05/2015
15.	Internal expansion type stainless steel pipe mouth shaping device	Zhejiang Zhengkang	Utility Models Patent	2015202074989	08/05/2015
16.	Full automatic stainless steel pipe high pressure water pressure testing machine	Zhejiang Zhengkang	Utility Models Patent	2015202070687	08/05/2015
17.	An elbow pipe automatic flat head machine	Zhejiang Zhengkang	Utility Models Patent	2015202072894	08/05/2015
18.	Full automatic steel pipe air tightness detecting machine	Zhejiang Zhengkang	Invention Patent	2014100189333	03/02/2016
19.	Full automatic steel pipe air tightness detection device	Zhejiang Zhengkang	Utility Models Patent	2014200253551	06/25/2014
20.	Loading device of full automatic steel pipe air tightness testing machine	Zhejiang Zhengkang	Utility Models Patent	2014200262086	06/25/2014
21.	Material distributing device of full automatic steel pipe air tightness detecting machine	Zhejiang Zhengkang	Utility Models Patent	2014200261789	06/25/2014
22.	Multi-station semiautomatic fitting former	Zhejiang Zhengkang	Invention Patent	201310251507X	08/26/2015
23.	Double-cone double-clamp metal pipeline connecting piece	Zhejiang Zhengkang	Utility Models Patent	2013203622036	12/18/2013
24.	Semi-automatic multi-station pipe fitting forming machine	Zhejiang Zhengkang	Utility Models Patent	2013203622017	12/18/2013
25.	Convex-ring-free self-locking and hermetic-connecting device for thin-walled stainless steel pipe	Zhejiang Zhengkang	Utility Models Patent	2011202296878	01/11/2012
26.	LGSSP connecting piece without bulge loop and adopting self-locking sealing	Zhejiang Zhengkang	Utility Models Patent	2011202296806	02/15/2012
27	Pipe Joint	Zhejiang Zhengkang	Invention Patent	2006100289799	05/12/2010
28	Convex pipe joint	Zhejiang Zhengkang	Invention Patent	2008101079922	08/31/2011
29	Buckle type pipe fitting with warning device	Zhejiang Zhengkang	Utility Models Patent	2016214861265	08/18/2017
30	Electric crimping device for scissors-type clamping pipe fittings	Zhejiang Zhengkang	Utility Models Patent	2018213445007	04/12/2019
31	Electric crimping device for three-lobed clamping tube fittings	Zhejiang Zhengkang	Utility Models Patent	2018213444860	04/23/2019
32	Multi-function pass and stop rule	Zhejiang Zhengkang	Utility Models Patent	2019211662742	01/24/2020
33	Connection structure of pipe fittings	Zhejiang Zhengkang	Utility Models Patent	201921232714X	04/14/2020
34	Pipe fitting seal ring assembly machine	Zhejiang Zhengkang	Utility Models Patent	2019207361973	02/21/2020
35	Pipe fitting air tightness testing machine	Zhejiang Zhengkang	Utility Models Patent	2019210584233	07/08/2019
36	Sealing ring reclaiming assembly mechanism	Zhejiang Zhengkang	Utility Models Patent	2019207434230	02/18/2020
37	Sealing ring device	Zhejiang Zhengkang	Utility Models Patent	2019207434851	01/21/2020
38	Manipulator for pipe clamping	Zhejiang Zhengkang	Utility Models Patent	2019207361367	02/21/2020

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

Trademarks

In addition, we have the right to use the following trademark registrations issued in the PRC, all of which are held by the Zhejiang Zhengkang:

No.	Registrant	Trademark	Category	Certificate Code	Valid Through	Application Area
1	Zhejiang Zhengkang		6	4482840	2008.2.14- 2028.2.13	Metal Sheet and Plate, Metal Door Panel, Metal Binding Strap, Metal Flange, Metal Signboard, Metal Electrode

2	Zhejiang Zhengkang		6	5584098	2009.6.28- 2029.6.27	Metal Sheet and Plate, Metal Pipe, Metal Partition Board, Metal Door, Metal Lock, Metal Band Hoop, Metal Screws, Metal Signboard, Metal Flange, Metal Electrode

3	Zhejiang Zhengkang		6	5584100	2009.10.21- 2029.10.20	Metal Sheet and Plate, Metal Partition Board, Metal Binding Strap, Metal Screws, Metal Signboard, Metal Stretcher, Metal Electrode

4	Zhejiang Zhengkang	11	5584101	2009.8.14- 2029.8.13	Faucet, Pipe Tap, Water Distribution Equipment, Pipeline of Medical Equipment, Plumbing Pipe and Fitting, Water Drainage Equipment, Mixer Tap, Running Water Coordination Equipment

5	Zhejiang Zhengkang	6	5646751	2009.7.14- 2029.7.13	Metal Pipe, Steel Bar, Metal Signboard, Railway Metal Material, Metal Clip (for cable or pipe), Metal Mold, Metal Electrode, Iron Ores, Bronze Artwork, Metal Mooring Bollards

6	Zhejiang Zhengkang	41	7034175	2010.10.14- 2030.10.13	School (Education), Training, Meeting Arrangement, Book Publication, Club Service (Entertainment or Education), TV Program Production, Lottery

7	Zhejiang Zhengkang	39	7034176	2010.10.14- 2020.10.13	Transportation, Marine Transportation, Truck Transportation, Air Transportation, Car Rental, Storage, Express Delivery, Travelling Agency, Pipe Transportation

8	Zhejiang Zhengkang	28	7034178	2010.12.28- 2030.12.27	Christmas Tree with Synthetic Material, Fishing Tackle, Fishing Pole, Swimming Pool

9	Zhejiang Zhengkang	20	7034179	2010.10.28- 2030.10.27	Plastic Elbow Pipe, Glass Mirror, Non-metal Plate, Drinking Straw, Non-metal Furniture Component, Non-metal Door Component

10	Zhejiang Zhengkang	18	7034180	2011.06.07- 2021.06.06	Leather Bag, Handbag, Travelling Coat Pocket, Umbrella, Umbrella Cover, Crutch, Leather Belt, Sausage Casing

11	Zhejiang Zhengkang	17	7034181	2010.11.14- 2030.11.13	Synthetic Rubber, Synthetic Resin, Asbestos Sole, Electro Insulating Material, Package Rubber Bag, Firehose, Latex, Plexiglass

12	Zhejiang Zhengkang	12	7034182	2010.6.14- 2030.6.13	Railway Carriage Couplings, Air Pump, Small-size Vehicle, Bicycle, Aerial Conveyer, Luggage Carrier, Sleigh Car, Vehicle Tire, Ferry

13	Zhejiang Zhengkang	8	7034183	2010.10.7- 2030.10.6	Abrasive Tool, Garden Tool, Fish Spear, Shaver, Drills, Threader, Sculpting Tool, Scissor, Tableware

14	Zhejiang Zhengkang	42	7086004	2011.2.21- 2031.2.20	Land Vehicle, Meteorological Info, Vehicle Performance Inspection, Package Design, Interior Design

15	Zhejiang Zhengkang	7	7086005	2010.7.14- 2030.7.13	Vehicle Engine Radiator Tube, Machine Tool, Steam Elbow Pipe, Die-casting Mold, Sewing Machine, Leather-working Machine, Agricultural Machinery

16	Zhejiang Zhengkang	45	7086006	2010.8.7- 2030.8.6	Security Surveillance, Security Consulting, Dress Rental, Lock Pick, Firefighting, Intellectual Property Consulting, IP License, Software License

17	Zhejiang Zhengkang	36	7086007	2010.9.7- 2030.9.6	Life Insurance, Insurance Consulting, Financial Loan, Security Trade Information, Artwork Appraisal, Guarantee, Charitable Fund Raising, Pawn Brokerage, Credit Card Service

18	Zhejiang Zhengkang	6	7089246	2010.7.7- 2030.7.6	Metal Sheet and Plate, Metal Water Pipe, Metal Door Panel, Metal Valve, Metal Lock, Metal Band Hoop, Metal Screws, Metal Signboard, Metal Flange, Metal Pipe

19	Zhejiang Zhengkang	6	7154484	2010.7.21- 2030.7.20	Metal Sheet and Plate, Metal Water pipe, Metal Door Panel, Metal Valve, Metal Lock, Metal Band Hoop, Metal Screws, Metal Signboard, Metal Flange, Metal Pipe

20	Zhejiang Zhengkang	6	7287954	2010.12.21- 2030.12.20	Metal Sheet and Plate, Metal Water pipe, Metal Door Panel, Metal Lock, Metal Band Hoop, Metal Screws, Metal Signboard, Metal Flange, Metal Pipe

21	Zhejiang Zhengkang	1	13711670	2015.6.21- 2025.6.20	Industrial Graphite, Oxidation Shaft, Photographic Paper, Fire Extinguishing Composition, Flux, Metal Return Agent

22	Zhejiang Zhengkang		21	13716104	2015.8.21- 2025.8.20	Toothbrush, Cosmetics, Water Tank (Indoor Aquarium), Trapping Insects

23	Zhejiang Zhengkang		26	13712073	2015.8.21- 2025.8.20	Wigs, Needles, Garment Pads, Repaired Textiles with Heat-Bonded Patches, Linen Markers with Numbers

24	Zhejiang Zhengkang		40	13716264	2015.4.7- 2025.4.6	Metal Plating, Wood Making, Optical Lens Grinding, Firing Pottery

25	Zhejiang Zhengkang		5	13711759	2015.7.21- 2025.7.20	Dental Abrasive Powder

26	Zhejiang Zhengkang		6	14497890	2015.8.7- 2025.8.6	Metal Water pipe, Metal Door, Metal Binding Strap, Metal Screws, Metal Flange, Metal Sealing Cap, Metal Signboard, Metal Electrode

27	Zhejiang Zhengkang		9	13715937	2015.8.21- 2025.8.20	Signal Light, Movie Camera, Water Meter, Optical Product, Safety Helmet

28	Zhejiang Zhengkang		16	13711975	2016.5.7- 2026.5.6	Lithographic Crafts

29	Wenzhou Zhengfeng		6	1581510	2001.6.7- 2031.6.6	Sheet Metal and Sheet Metal, Steel Strip, Metal Strip For Packaging Or Bundling, Ordinary Metal Wire, Iron Strip, Stainless Steel, Steel Strip, Ordinary Metal Hinge, Metal Rod

30	Zhejiang Zhengkang	希哥玛	38	34035720	2019.7.21- 2029.7.20	Services for radio or television programmes, Communication service

31	ZK International	XSigma	38	34041789	2.19.7.21- 2029.7.20	Services for radio or television programmes, Communication service

32	Zhejiang Zhengkang		6	40382691	2020.12.7- 2030.12.6	Sheet Metal and Sheet Metal, Steel Strip, Metal Strip For Packaging Or Bundling, Ordinary Metal Wire, Iron Strip, Stainless Steel, Steel Strip, Ordinary Metal Hinge, Metal Rod

33	ZK International		6	40391753	2020.06.21- 2030.6.20	Sheet Metal and Sheet Metal, Steel Strip, Metal Strip For Packaging Or Bundling, Ordinary Metal Wire, Iron Strip, Stainless Steel, Steel Strip, Ordinary Metal Hinge, Metal Rod

34	ZK International		7	34035677	2020.05.21- 2030.05.20	Vehicle Engine Radiator Tube, Machine Tool, Steam Elbow Pipe, Die-casting Mold, Sewing Machine, Leather-working Machine, Agricultural Machinery

35	ZK International		7	34760512	2020.11.7- 2030.11.6	Vehicle Engine Radiator Tube, Machine Tool, Steam Elbow Pipe, Die-casting Mold, Sewing Machine, Leather-working Machine, Agricultural Machinery

36	ZK International		7	34769021	2020.11.7- 2030.11.6	Vehicle Engine Radiator Tube, Machine Tool, Steam Elbow Pipe, Die-casting Mold, Sewing Machine, Leather-working Machine, Agricultural Machinery

37	ZK International		7	38109372	2020.04.28- 2030.04.27	Vehicle Engine Radiator Tube, Machine Tool, Steam Elbow Pipe, Die-casting Mold, Sewing Machine, Leather-working Machine, Agricultural Machinery

38	ZK International		7	40363657	2020.06.07- 2030.06.06	Vehicle Engine Radiator Tube, Machine Tool, Steam Elbow Pipe, Die-casting Mold, Sewing Machine, Leather-working Machine, Agricultural Machinery

39	ZK International		7	40370967	2020.07.21- 2030.07.20	Vehicle Engine Radiator Tube, Machine Tool, Steam Elbow Pipe, Die-casting Mold, Sewing Machine, Leather-working Machine, Agricultural Machinery

40	ZK International		9	34026952	2019.11.28- 2029.11.27	Signal Light, Movie Camera, Water Meter, Optical Product, Safety Helmet

41	ZK International		9	34044703	2019.11.28- 2029.11.27	Signal Light, Movie Camera, Water Meter, Optical Product, Safety Helmet

42	ZK International		11	34037602	2020．05.28- 2030.05.27	Faucet, Pipe Tap, Water Distribution Equipment, Pipeline of Medical Equipment, Plumbing Pipe and Fitting, Water Drainage Equipment, Mixer Tap, Running Water Coordination Equipment

43	ZK International		6	30 2020 240 957.5/06	2021．1．14- 2031.1.13	Metal material

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

Impact of Covid-19

Recently, there has been a global pandemic of a novel strain of coronavirus (COVID-19) that first emerged in China in December 2019 and has spread globally. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in China for the first half year of 2020. In March 2020, the World Health Organization declared COVID-19 as a global pandemic. Given the rapidly expanding nature of COVID-19 pandemic, and substantially all of our business operations and our workforces are concentrated in China, we believe that it has impacted and will likely continue to impact our business, results of operations, and financial condition. Potential impact on our results of operations will also depend on future developments and information that may emerge regarding the duration and severity of COVID-19 and the actions taken by governmental authorities and other entities to contain COVID-19 or to mitigate its impacts, almost all of which are beyond our control.

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

●	Our production facilities had not been fully operational until early March in 2020. We temporarily closed our offices and production facilities in early February 2020, as required by relevant PRC local authorities. Our offices and manufacturing facilities reopened on February 18, 2020 and manufacturing capacity had been picking up slowly until fully operational in early March.

●	Some of our customers have been negatively impacted by the outbreak, which reduced the demand for certain of our products. As a temporary sales strategy during the pandemic, decreased weighted average selling prices were offered to customers by providing one-off discount on certain products to some key customers as a result of other customers not being able to fulfill their orders as they suffered from the negative impact of the COVID-19 pandemic earlier this year, and as a result we have seen significantly decreased gross margin for certain products.

●	We experienced some disruption to our supply chain during the Chinese government mandated lockdown, with suppliers increasing lead times and purchase price for raw materials. While all our major suppliers are currently fully operational, any future disruption in their operations would impact our ability to manufacture and deliver our products to customers. In addition, reductions in commercial airline and cargo flights, disruptions to ports and other shipping infrastructure resulting from the pandemic are resulting in increased transport times to deliver materials and components to our facilities and to transfer our products to our key suppliers, and may also affect our ability to timely ship our products to customers. As a result of these supply chain disruptions, we have increased customer order lead times. This may limit our ability to fulfil orders with short lead times and means that we may be unable to satisfy all of the demand for our products in a timely manner, which may adversely affect our relationships with our customers.

●	Our credit policy typically requires payment within 180 days. Our average accounts receivable turnover period was approximately 119 days for the year ended September 30, 2020. Therefore, we believe our payment collection has not been adversely impacted by the pandemic.

●	During the fiscal year ended September 30, 2020, we were able to repay all our debt and other obligations without taking advantage of any available payment deferral or forbearance term.

●	Our workforce remained stable during the fiscal year ended September 30, 2020. We did not receive government subsidy or take advantage of any government assistance program in relation to the pandemic. We have complied with the various safety measures required by the local government and provided our employees with protective gears and regularly monitor and trace the health condition of our employees. However, we do not believe those safety measures have materially impacted our operation.

In the long term, the COVID-19 pandemic is likely to adversely affect the economies and financial markets of many countries, and could result in a global economic downturn or a recession. This would likely adversely affect demand on some of our products and those of our customers, such as display modules used for automotive display, which may, in turn negatively impact our results of operations.

While we continue to observe an increasing demand in our products for consumer electronics, the market remains uncertain and it may not be sustainable in the long term. The degree to which the pandemic ultimately impacts our business and results of operations will depend on future developments beyond our control, including the severity of the pandemic, the actions to contain or treat the virus, how quickly and to what extent the economic and operating conditions can resume, and the severity and duration of the global economic downturn as a result of the pandemic.

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

The following table presents an overview of our results of operations for the years ended September 30, 2020, 2019 and 2018:

	For the year ended September 30,
	2020	2019	2018
Revenues	$86,846,791	$63,883,520	$54,884,381
Cost of sales	(82,903,989)	(48,239,478)	(36,593,792)
Gross profit	3,942,802	15,644,042	18,290,589

Operating expenses:
Selling and marketing expenses	2,215,651	2,647,429	2,949,204
General and administrative expenses	2,482,972	2,897,995	4,071,116
Research and development costs	1,123,555	1,452,061	1,652,633
Total operating expenses	5,822,178	6,997,485	8,672,953

Operating Income (loss)	(1,879,376)	8,646,557	9,617,636

Other income (expenses):
Interest expenses	(1,000,554)	(1,151,045)	(1,239,170)
Interest income	7,192	24,437	10,702
Gain on disposal of subsidiary	536,612	-	-
Loss on investment	(256,937)	-	-
Other income, net	327,845	921,973	112,099
Total other expenses, net	(385,842)	(204,635)	(1,116,369)

Income (loss) before income taxes	(2,265,218)	8,441,922	8,501,267

Income tax recovery (provision)	1,428,202	(248,228)	(1,398,210)

Net income (loss)	$(837,016)	$8,193,694	$7,103,057
Net income attributable to non-controlling interests	11,402	(86,828)	(84,943)

Net income (loss) attributable to ZK International Group Co., Ltd.	(825,614)	8,106,866	$7,018,114

Net income (loss)	(837,016)	$8,193,694	$7,103,057

Other comprehensive income (loss):
Foreign currency translation adjustment	2,319,048	(1,694,278)	(818,468)

Total comprehensive income	$1,482,032	$6,499,416	$6,284,589
Comprehensive loss (income) attributable to non-controlling interests	(6,136)	(73,919)	(75,719)

Comprehensive income attributable to ZK International Group Co., Ltd.	$1,475,896	$6,425,497	$6,208,870

Basic and diluted earnings (loss) per share
Basic	$(0.05)	$0.49	$0.52
Diluted	(0.05)	0.49	0.51
Weighted average number of shares outstanding
Basic	16,558,037	16,551,708	13,610,046
Diluted	16,558,037	16,551,708	13,629,517

Revenue

Revenues increased by $22,963,271 or 35.95%, to $86,846,791 for the year ended September 30, 2020 from $63,883,520 for the year ended September 30, 2019. The increase in revenues was primarily driven by our increased sales of stainless steel coil and strip as compared to our stainless steel piping and fitting products. During the year ended September 30, 2020, the sales of stainless steel coil and strip accounts for approximately 56.09% of our total revenue, as compared to 25.53% of our total revenue during the year ended September 30, 2019. The increased sales of stainless steel coil and strip, which is also the raw materials of our stainless steel piping and fitting products, was primarily driven by the management’s decision to decrease inventory level during the Covid-19 pandemic and to strengthen Company’s cash flow. The increase of sales revenue was also attributable to the decreased weighted average selling prices we offered to customers as a temporary sales strategy during the pandemic by providing one-off discount on certain products to some key customers as a result of other customers not being able to fulfill their orders as they suffered from the negative impact of the COVID-19 pandemic earlier this year.

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

Gross profit

Our gross profit decreased by $11,701,240, or 74.80%, to $3,942,802 for the year ended September 30, 2020 from $15,644,042 for the year ended September 30, 2019. Gross profit margin was 4.54% for the year ended September 30, 2020, as compared to 24.49% for the year ended September 30, 2019. The decrease of gross profit was primarily due to decreased weighted average selling prices we offered to customers as a temporary sales strategy during the pandemic by providing one-off discount on certain products to some key customers as a result of other customers not being able to fulfill their orders as they suffered from the negative impact of the COVID-19 pandemic earlier this year. The decrease of gross profit was also attributable to the increased sales percentage of low gross margin products such as stainless steel coil and strip and decreased sales percentage of high gross margin products such as stainless steel piping and fitting products. The gross profit of stainless steel coil products is approximately 0.15% due to the decrease of average selling price of stainless steel coil products, while our water and gas piping products generally have gross margin of 7.58% during the year ended September 30, 2020.

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

Selling and Marketing Expenses

We incurred $2,215,651 in selling and marketing expenses for the fiscal year ended September 30, 2020, compared to $2,647,429 for the fiscal year ended September 30, 2019. Selling and marketing expenses decreased by $431,778, or 16.31%, during the fiscal year ended September 30, 2020 compared to the fiscal year ended September 30, 2019. This decrease is primarily due to decreases in sales payroll expenses, freight expenses, and compensation for the sales personnel during the year.

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

General and Administrative expenses

We incurred $2,482,972 in general and administrative expenses for the fiscal year ended September 30, 2020, compared to $2,897,995 for the fiscal year ended September 30, 2019. General and administrative expenses decreased by $415,023, or 14.32%, for the fiscal year ended September 30, 2020 compared to the fiscal year ended September 30, 2019. The decrease is primarily due to decrease in travelling expenses, advertising expenses and entertainment expenses.

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

Research and Development Expenses

We incurred $1,123,555 in research and development expenses for the fiscal year ended September 30, 2020, compared to $1,452,061 for the fiscal year ended September 30, 2019. R&D expenses decreased by $328,506, or 22.62%, for the fiscal year ended September 30, 2020 compared to the fiscal year ended September 30, 2019. The decrease was primarily due to the decreased research and development activities as a result of the disruption caused by the pandemic. Management is committed to expanding our research and development activities to enhance competitive advantage.

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

Income from operations

As a result of the factors described above, operating loss was $1,879,376 for the fiscal year ended September 30, 2020, compared to operating income of $8,646,557 for the fiscal year ended September 30, 2019, an decrease of operating income of $10,525,933, or approximately 121.74%.

As a result of the factors described above, operating income was $8,646,557 for the fiscal year ended September 30, 2019, compared to operating income of $9,617,636 for the fiscal year ended September 30, 2018, an decrease of operating income of $971,079, or approximately 10.10%.

Other income and expenses

Our interest income and expenses were $7,192 and $1,000,554, respectively, for the fiscal year ended September 30, 2020, compared to interest income and expenses of $24,437 and $1,151,045, respectively, for the fiscal year ended September 30, 2019. We also had gain of $536,612 for the fiscal year ended September 30, 2020 for selling one subsidiary company to unaffiliated individual, government grant of $327,651 for financial support to the Company under local government’s innovation incentive programs, and a loss incurred due to failed acquisition which caused surrender of long-term deposit we pledged to the company with an amount of $256,937.

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

Net Income

As a result of the factors described above, our net loss for the fiscal year ended September 30, 2020 was $837,016 compared to net profit of $8,193,694 for the fiscal year ended September 30, 2019, a decrease in profit of $9,030,710, or approximately 110.22%. Our net income for the fiscal year ended September 30, 2019 was $8,193,694 compared to net profit of $7,103,057 for the fiscal year ended September 30, 2018, an increase in profit of $1,090,637, or approximately 15.35%.

Foreign currency translation

Our consolidated financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiaries is RMB. Results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period and equity is translated at historical exchange rates. Translation adjustments resulting from the process of translating the financial statements denominated in RMB into U.S. dollars are included in determining comprehensive income. Our foreign currency translation gain for the fiscal year ended September 30, 2020 was $2,319,048, compared to a currency translation loss of $1,694,278 for the fiscal year ended September 30, 2019, an increase of $4,013,326. The increased currency translation gain is primarily due to the appreciation of RMB against the U.S. dollars. Our foreign currency translation loss for the fiscal year ended September 30, 2019 was $1,694,278, compared to a currency translation loss of $818,468 for the fiscal year ended September 30, 2018, an increase of $875,810. The increased loss is primarily due to the depreciation of RMB against the U.S. dollars.

B.	Liquidity and Capital Resources

As of September 30, 2020, 2019 and 2018, we had cash and cash equivalents of $3,759,535, $3,451,138, and $7,682,589 respectively. We believe that our current cash, cash to be generated from our operations and access to capital market will be sufficient to meet our working capital needs for at least the next twelve months. However, we do not have any amounts committed to be provided by our related party. We are also not dependent upon future financing to meet our liquidity needs for the next twelve months.   However, we plan to expand our business to implement our growth strategies in the water supply market and strengthen our position in the marketplace. To do so, we may need more capital through equity financing to increase our production and meet market demands.

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

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends.    Amounts restricted include the PRC subsidiaries’ paid-in capital and statutory surplus reserves of the Company’s PRC subsidiaries totaling $7,198,466 as of September 30, 2020 and $7,157,061 as of September 30, 2019. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Under PRC law, RMB is currently convertible into U.S. Dollars under a company’s “current account,” which includes dividends, trade and service-related foreign exchange transactions, without prior approval of the State Administration of Foreign Exchange (SAFE), but is not from a company’s “capital account,” which includes foreign direct investments and loans, without the prior approval of the SAFE.

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

Cash Flow Summary

	Years ended September 30,
	2020	2019	2018
Net cash provided by (used in) operating activities	$460,205	$8,464,493	$(2,614,995)
Net cash used in investing activities	(1,162,041)	(885,475)	(710,275)
Net cash provided by (used in) financing activities	761,283	(11,726,567)	(606,029)
Effect of exchange rate changes on cash	248,950	(83,902)	335,413
Net increase (decrease) in cash	$308,397	$(4,231,451)	$(3,595,886)
Cash at beginning of period	3,451,138	7,682,589	11,278,475
Cash at end of period	$3,759,535	$3,451,138	$7,682,589

Operating Activities:

Net cash provided by operating activities for the year ended September 30, 2020 was approximately $0.46 million, which was primarily attributable to a net loss approximately $0.84 million, adjusted for non-cash items for approximately $1.09 million and adjustments for changes in working capital approximately $2.39 million. The adjustments for changes in working capital mainly included:

(i)	Increase in accounts receivable of approximately $4.80 million – our accounts receivable increased due to increased sales volume during 2020 fiscal year as compared to 2019 fiscal year. For the fiscal year ended September 30, 2020, we had an overall sales outstanding of 119 days compared with 163 days in 2019. We generated a majority of revenue from construction companies that carry public utility projects, such as municipal water and gas supply pipeline and the typical payment term with those customers is 6 months. These construction projects are typically funded by the local governments. Our customers usually get small progress payments throughout the construction period and a larger payment until the inspection is done and when the projects are completed. When our customers request for payment extension, we carefully review the background of the projects and the status of each construction project. We only grant payment extension to our customers when they have healthy financial standings, have no records of delinquent payments and can demonstrate their ability to continuing making the payments. Our management team believes that the risk of writing off the accounts receivable is low because of the involvement of local municipalities.

The following table is our net accounts receivable aging schedule as of September 30, 2020, 2019, and 2018:

	Total	< 1 Year	1-2 Years	2-3 Years	> 3 Years
As of September 30, 2020	$31,393,289	$21,234,779	$8,245,342	$1,259,192	$653,976
As of September 30, 2019	$25,115,040	$21,378,540	$2,322,911	$871,526	$542,063
As of September 30, 2018	$27,134,237	$20,549,351	$4,222,769	$2,037,074	$325,043

(ii)	Decrease in advances to suppliers of approximately $2.93 million for the year ended December 31, 2020 because of the order fulfillment by our suppliers which offset advance balances;

(iii)	Increase in accounts payables of approximately $5.58 million, primarily because of the increase of our purchases of raw materials and longer payment terms offered by our suppliers;

Net cash provided by operating activities for the year ended September 30, 2019 was approximately $8.46 million, which was primarily attributable to a net profit approximately $8.19 million, adjusted for non-cash items for approximately $0.54 million and adjustments for changes in working capital approximately $0.27 million. The adjustments for changes in working capital mainly included:

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

Net cash used in operating activities for the year ended September 30, 2018 was approximately $2.61 million, which was primarily attributable to a net profit approximately $7.1 million, adjusted for non-cash items for approximately $0.66 million and adjustments for changes in working capital approximately $10.38 million. The adjustments for changes in working capital mainly included:

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

Investing Activities:

Net cash used in investing activities was approximately $1.16 million for the year ended September 30, 2020. It was primarily attributable to the purchase of new equipment which approximately $1.17 million for production needs during the fiscal year.

Net cash used in investing activities was approximately $0.89 million for the year ended September 30, 2019. It was primarily attributable to the purchase of new equipment which approximately $0.88 million for production needs during the fiscal year.

Net cash used in investing activities was approximately $0.71 million for the year ended September 30, 2018. It was primarily attributable to the purchase of new equipment which approximately $0.47 million for production needs during the fiscal year and the purchase of software which approximately $0.50 million.

Financing Activities:

Net cash provided by financing activities was approximately $0.76 million for the year ended September 30, 2020. It was primarily attributable to the net borrowing for fix assets purchase which is approximately $0.67 million.

Net cash used in financing activities was approximately $11.73 million for the year ended September 30, 2019. It was primarily attributable to the long-term deposit pledged to third parties with an amount of $7,682,151 for potential acquisitions that are under negotiation and due diligence and the purchase of new equipment for production needs during the fiscal year and investment in other company. The fund pledged have no definite term, however the Company anticipates the detailed acquisition proposals will be presented to the Board of Directors and shareholders of the Company for voting within one year. In the case that any acquisition is approved by both parties, the deposits will be used as initial payments and offset the total cash considerations of the deal. If any of the acquisition failed to be approved, the Target Companies are obligated to return the deposit to the Company or its subsidiaries.

It was also attributable to the net repayments of related parties payables of approximately $2.28 million, and net repayments of the short-term bank loans for an amount of approximately $2.32 million.

Net cash used in financing activities was approximately $0.61 million for the year ended September 30, 2018. It was primarily attributable to the proceeds from related parties of $5,665,914, and net repayments of the short-term bank loans for an amount of $1,473,209. It was also attributable to the long-term deposit pledged to third parties with an amount of $4,444,170 for potential acquisitions that are under negotiation and due diligence.

Credit Facility

In addition to equity financing, we mainly finance our operations through short-term revolving loans provided by a syndicate of banks, as listed in the table below. As of September 30, 2020, we had 28 outstanding short-term loans provided by seven (7) banks, totaling RMB 117,955,000 in the aggregate, or approximately $17.37 million. Each of these borrowings has a term of six months to one year and, as per our agreement with these banks, all of the loans are expected to be renewed and funds can be accessed immediately when the outstanding principal and interest are repaid in full. This ensures that each loan can be repaid on time by both our working capital and the fund released from the other revolving loans. Most of our loans have fixed interest rate, while some loans are subject to variable interest rate, that are indicated in the table below. The weighted average annual interest rates were 5.55% and 6.17% for the years ended September 30, 2020 and 2019, respectively.

Short-term bank borrowings consisted of the following at September 30, 2020:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank - Longwan Branch	1,300,000	191,469	7/1/2020	6/1/2021	5.10%
Agricultural Bank - Longwan Branch	3,000,000	441,852	2/28/2020	2/1/2021	2.85%
Agricultural Bank - Longwan Branch	5,750,000	846,883	7/9/2020	7/1/2021	5.10%
Agricultural Bank - Longwan Branch	6,000,000	883,704	8/10/2020	8/1/2021	5.10%
Agricultural Bank - Longwan Branch	6,190,000	911,688	11/4/2019	11/1/2020	5.66%
Agricultural Bank - Longwan Branch	7,580,000	1,116,413	8/14/2020	8/13/2021	5.10%
Agricultural Bank - Longwan Branch	8,000,000	1,178,273	11/13/2019	11/11/2020	5.66%
Agricultural Bank - Longwan Branch	8,700,000	1,281,372	12/23/2019	12/1/2020	5.70%
Bank of China	4,250,000	625,957	9/7/2020	9/2/2021	5.27%
Bank of China	5,750,000	846,883	9/3/2020	8/31/2021	5.27%
China Merchants Bank	16,500,000	2,430,187	12/13/2019	12/20/2020	4.55%
Industrial Bank	1,000,000	147,284	6/2/2020	3/2/2021	5.50%
Industrial Bank	1,900,000	279,840	12/26/2019	12/26/2020	5.22%
Industrial Bank	3,000,000	441,852	11/1/2019	10/21/2020	6.00%
Industrial Bank	5,000,000	736,420	10/30/2019	10/30/2020	6.00%
Industrial Bank	5,000,000	736,420	10/31/2019	10/26/2020	6.00%
China Minsheng Bank	2,800,000	412,395	6/11/2020	6/11/2021	5.80%
China Minsheng Bank	3,000,000	441,852	6/12/2020	6/12/2021	5.80%
CZBANK	550,000	81,006	4/9/2020	11/26/2020	6.00%
CZBANK	1,105,000	162,749	4/13/2020	11/20/2020	6.00%
CZBANK	1,580,000	232,709	4/16/2020	11/23/2020	6.00%
CZBANK	2,140,000	315,188	4/10/2020	12/10/2020	6.00%
CZBANK	2,970,000	437,434	4/10/2020	1/6/2021	6.00%
CZBANK	4,610,000	678,980	4/17/2020	12/24/2020	6.00%
CZBANK	1,980,000	291,622	4/13/2020	10/23/2020	6.00%
Bank of Communications	3,300,000	486,037	2/13/2020	2/9/2021	6.15%
Bank of Communications	5,000,000	736,425	2/11/2020	2/9/2021	6.15%
Total	117,955,000	17,372,894

Short-term bank borrowings consisted of the following at September 30, 2019:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank - Longwan Branch	6,190,000	866,013	11/5/2018	11/1/2019	6.09%
Agricultural Bank - Longwan Branch	8,000,000	1,119,241	11/19/2018	11/18/2019	6.09%
Agricultural Bank - Longwan Branch	8,700,000	1,217,175	1/2/2019	1/1/2020	6.09%
Agricultural Bank - Longwan Branch	5,750,000	804,455	7/23/2019	7/22/2020	6.65%
Agricultural Bank - Longwan Branch	4,300,000	601,592	8/1/2019	7/1/2020	6.65%
Agricultural Bank - Longwan Branch	6,000,000	839,431	8/26/2019	8/25/2020	5.66%
Bank of China	2,850,000	398,730	9/11/2019	9/9/2020	5.27%
Bank of China	4,250,000	594,597	9/24/2019	9/22/2020	5.27%
Bank of China	3,400,000	475,677	9/20/2019	9/18/2020	5.27%
China Merchants Bank	13,500,000	1,888,719	12/14/2018	12/9/2019	5.44%
China Merchants Bank	3,000,000	419,715	3/20/2019	12/9/2019	5.44%
China Merchants Bank	1,955,000	273,516	9/3/2019	2/29/2020	4.35%
Industrial Bank	1,000,000	139,905	12/5/2018	12/4/2019	6.50%
Industrial Bank	7,000,000	979,336	11/8/2018	11/8/2019	6.50%
Industrial Bank	6,000,000	839,431	11/12/2018	11/5/2019	6.50%
China Minsheng Bank	3,000,000	419,715	6/19/2019	6/19/2020	6.74%
China Minsheng Bank	2,880,000	402,927	6/20/2019	6/20/2020	6.74%
Ping An Bank	3,600,000	503,659	9/20/2019	9/20/2020	7.96%
CZBANK	3,200,000	447,696	8/9/2019	4/10/2020	6.00%
CZBANK	4,700,000	657,554	8/14/2019	4/14/2020	6.00%
CZBANK	1,500,000	209,858	8/12/2019	4/14/2020	6.09%
CZBANK	1,000,000	139,905	9/11/2019	4/9/2020	6.00%
CZBANK	3,000,000	419,715	9/12/2019	4/13/2020	6.00%
CZBANK	2,600,000	363,753	9/17/2019	4/10/2020	6.00%
Bank of Communications	4,500,000	629,573	7/25/2019	2/20/2020	7.80%
Bank of Communications	4,500,000	629,573	7/26/2019	2/20/2020	7.40%
Total	116,375,000	16,281,461

Short-term bank borrowings consisted of the following at September 30, 2018:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank - Longwan Branch	6,190,000	901,281	12/1/2017	11/25/2018	6.00%
Agricultural Bank - Longwan Branch	8,000,000	1,164,822	1/18/2018	12/5/2018	6.00%
Agricultural Bank - Longwan Branch	7,580,000	1,103,669	1/18/2018	10/8/2018	6.00%
Agricultural Bank - Longwan Branch	8,700,000	1,266,744	1/29/2018	1/5/2019	6.22%
Agricultural Bank - Longwan Branch	4,300,000	626,092	8/16/2018	8/15/2019	6.09%
Agricultural Bank - Longwan Branch	5,750,000	837,216	8/21/2018	8/1/2019	6.09%
Agricultural Bank - Longwan Branch	6,000,000	873,617	9/27/2018	9/1/2019	6.09%
Bank of China	4,250,000	618,812	4/3/2018	4/2/2019	5.27%
Bank of China	6,800,000	990,099	4/3/2018	4/2/2019	5.27%
China Merchants Bank	15,000,000	2,184,042	12/12/2017	12/6/2018	5.44%
China Merchants Bank	1,500,000	218,404	2/8/2018	12/1/2018	5.66%
Industrial Bank	6,500,000	946,419	12/6/2017	12/3/2018	6.50%
Industrial Bank	3,000,000	436,809	12/7/2017	11/27/2018	6.00%
Industrial Bank	5,500,000	800,815	12/8/2017	11/20/2018	6.45%
China Minsheng Bank	4,000,000	582,411	6/28/2018	3/31/2019	5.44%
China Minsheng Bank	2,200,000	320,326	6/28/2018	3/31/2019	5.44%
Ping An Bank	6,200,000	902,737	9/25/2018	9/25/2019	7.96%
CZBANK	3,500,000	509,610	4/20/2018	10/19/2018	6.53%
CZBANK	6,000,000	873,617	4/19/2018	10/18/2018	6.48%
CZBANK	6,000,000	873,617	4/17/2018	10/16/2018	6.53%
CZBANK	1,500,000	218,404	4/19/2018	10/18/2018	6.50%
Bank of Communications	9,000,000	1,310,425	9/10/2018	9/7/2019	6.34%
CZBANK	4,880,000	710,542	4/26/2018	4/26/2019	4.35%
Total	132,350,000	19,270,530

These short-term bank borrowings are secured by the pledged assets listed below, and are guaranteed by certain shareholders, shareholders’ immediate family members and third-parties.

	As of September 30,
	2020	2019
Accounts receivable	$1,829,454	$2,028,624
Buildings, net	4,409,238	4,312,115
Land use rights, net	411,067	402,622
Machinery, net	95,078	98,210
Inventory	2,651,113	1,608,909
Total	$9,395,950	$8,450,480

C. Research and development, patents and licenses

Research and Development

For the years ended September 30, 2020, 2019, and 2018 we spent $1,123,555, $1,452,061 and $1,652,633 respectively, on R&D. We anticipate that we will focus our research and development efforts on improving existing products and developing new technology in the coming years.

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

E. Off-balance Sheet Arrangements

There were no off-balance sheet arrangements for the fiscal year ended September 30, 2020, 2019 or 2019, or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2020:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Short-term bank loans*	$17,372,894	$17,372,894	$-	$-	$-
Other borrowings	690,031	420,741	269,290	-	-
Total	$18,062,925	$17,793,635	$269,290	$-	$-

*    The numbers in the table are principle only and exclude interest payable.

G. Safe Harbor

See “SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.”

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Name	Age	Position(s)
Jiancong Huang	57	Chief Executive Officer and Chairman of the Board
Shaochai Yang	40	Chief Financial Officer
Di Chen	30	Secretary
Guolin Wang	52	Director
Min Ni	45	Independent Director & Chairman of the Audit Committee
Lie Cao	43	Independent Director
Linge Zhou	42	Independent Director

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

Director Compensation—For the fiscal years ended September 30, 2019 and 2018

During the fiscal years ended September 30, 2020 and 2019, no member of our board of directors, except the Non-Employee Directors as described below, received compensation in their capacity as directors.

Director Compensation—Non-Employee Directors

We entered into service agreement with our independent directors, pursuant to which we have agreed to pay Lie Cao and Linge Zhou cash compensation of $12,000 per year and our audit committee chairman Min Ni cash compensation of $15,200 per year. The salaries are paid quarterly with payroll dates on February 10, May 10, August 10 and November 10 in each year. For each of the fiscal years ended September 30, 2019 and 2020, we paid salaries for 4 quarters.

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

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the fiscal years ended September 30, 2020 and 2019.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Jiancong Huang (1)	2020	71,371	0	0	0	71,371
Chief Executive Officer	2019	73,393	0	0	0	73,393
Shaochai Yang (2)	2020	15,853	3,611	0	0	19,464
Chief Financial Officer	2019	15,416	3,511	0	0	18,729
Di Chen	2020	7,046	3,523	0	0	10,569
Secretary	2019	6,852	3,426	0	0	10,278

(1)

We entered into an indefinite employment agreement with Jiancong Huang on April 15, 2016. Pursuant to the agreement, Mr. Huang has accepted the position of Chief Executive Officer and we have agreed to pay Mr. Huang an annual salary of RMB 500,000 (approximately $71,371).

(2)	We entered into an employment agreement with Shaochai Yang. Pursuant to the agreement, Ms. Yang has accepted the position of Chief Financial Officer and we have agreed to pay Ms. Yang an annual salary of RMB 108,000 (approximately $15,416) with additional annual bonus and/or allowance of RMB 24,600 (approximately $3,511).

(3)

We entered into an employment agreement with Di Chen. Pursuant to the agreement, Mr. Chen has accepted the position of Secretary and we have agreed to pay Mr. Chen an annual salary of RMB 48,000 (approximately $6,852) with additional annual bonus and/or allowance of RMB 24,000 (approximately $3,426).

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

Mr. Jiancong Huang currently holds the positions of Chief Executive Officer and Chairman of the Board. These two positions have not been consolidated into one position; Mr. Huang simply holds both positions at this time. We do not have a lead independent director because of the foregoing reason and also because we believe our independent directors are encouraged to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small company in the process of listing on a public exchange; as such we deem it appropriate to be able to benefit from the guidance of Mr. Huang as both our principal executive officer and Chair of the Board. Our board of directors plays a key role in our risk oversight. The board of directors makes all relevant Company decisions. As a smaller company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

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

D. Employees

As of February 5, 2021, we employ a total of 308 employees working in departments including 8 within management, 11 within the Research and Development Department, 147 within the Production Department, 105 within the Sales Department and 37 within the Administrative Support Department. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages. We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. All of our employees are covered by worker compensation insurance arising from any job-related injuries. With respect to retirement benefits, as most of our employees are from other cities outside of Wenzhou where their retirement insurance are registered locally at their respective hometowns. The authorities in Wenzhou has instead required companies in Wenzhou to increase their coverage for Migrant Workers Medical Insurance in order to improve workers’ employment welfare. We have 303 employees, of which 48% of our employees are covered by the five statutory social benefits, and 100% are covered by Occupational Injury Insurance.  Companies are not required to make contribution to the local Housing Pension in Wenzhou for the employees and since most employees are from other regions outside of Wenzhou, most of them have opted out. Currently, we are making contribution to the Housing Pension for six employees.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of February 5, 2021 by:

•	Each person who is known by us to beneficially own more than 5% of our outstanding Ordinary Shares;
•	Each of our director, director nominees and named executive officers; and
•	All directors and named executive officers as a group.

The number and percentage of Ordinary Shares beneficially owned are based on 19,737,282 Ordinary Shares issued and outstanding as of February 5, 2021. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of February 5, 2021 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at No. 678 Dingxiang Road, Binhai Industrial Park, Economic & Technology Development Zone, Wenzhou, P.R. China 325020. As of February 5, 2021, we have 161 shareholders of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership (1)	Percentage Ownership (2)
Directors and Named Executive Officers:
Jiancong Huang, Chief Executive Officer and Chairman (3) (4)	8,644,875	43.80%
Shaochai Yang, Chief Financial Officer	0	0%
Di Chen, Secretary	0	0%
Guolin Wang, Director (4)	1,800,000	9.12%
Min Ni, Director	0	0%
Lie Cao, Director	0	0%
Linge Zhou, Director	0	0%
All directors and executive officers as a group (7 persons)	8,644,875	43.80%

5% Beneficial Owners:
Mingjie Wang (4)	1,800,000	9.12%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares. All shares represent only ordinary shares held by shareholders as no options are issued or outstanding.

(2)	Calculation based on 19,737,282 ordinary shares issued and outstanding as of February 5, 2021.

(3)	Mr. Huang individually holds 4,864,875 ordinary shares of the Company. He has been appointed as proxy for shares held by individuals noted in footnote (4).

(4)	Individuals who entered into an agreement to vote in concert in ZK International on May 13, 2015. There is another individual holding 180,000 ordinary shares as of February 5, 2021 who is also a party to the agreement. Pursuant to the agreement, which has a term of 20 years from its effective date of May 13, 2015, if the parties are unable to reach a unanimous consent in relation to the matters requiring action in concert, a decision made by more than 50% of the voting rights of the parties will be deemed a decision unanimously passed by all parties and will be binding on all parties.

B.	Related Party Transactions

Net amounts due to related parties consisted of the following as of September 30, 2020 and 2019:

		As of September 30,
Accounts	Name of related parties	2020	2019
Related party payables	Shareholder, HUANG Jian Cong	$1,187,339	$1,323,734
Related party payables	Other Affiliates of the Company	128,464	122,727
Due from Related Parties	Other Affiliates of the Company	47,135	110,990

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

During 2010, we entered into two loan agreements with Raozhou Dianli Ltd and Xianjin Cao, and advanced RMB 9 million on the first loan and RMB 1.5 million on the second loan, totaled RMB 10.5 million (approximately USD 1.52 million). The terms of these two loans are both one year. Both borrowers defaulted without making any repayment when the terms expired. We later sued these two parties and, pursuant to the final judgement ruled by Jiangsu High People’s Court, are entitled to a repayment of RMB 10.5 million plus interest with an interest rate that is four times higher than the normal interest rate in the corresponding period. The claim has been secured by real estate assets of Raozhou Dianli Ltd, which has been seized by the Court and has an appraised value of RMB 143.1 million, or about USD 21.5 million as of September 19, 2017, according the recent appraisal report, which is much higher than our claim. We are listed as the first-in-line creditor and the management believes that we will receive repayment of RMB 10.5 million plus the outstanding interest. We recorded the entire RMB 10.5 million as Other Receivable. As of September 30, 2020, 2019, and 2018, the outstanding balance was RMB 4.4 million (USD 0.65 million).

In the opinion of the management, after consultation with the Company’s legal counsel, the management believes it is probable the balance will be collected as the debtor has real properties worth much more than the debt owed to the Company. There were no other legal matters that are likely to have a material adverse effect on the Company’s financial position as of September 30, 2020, 2019, and 2018 and the results of operations or cash flows for the years ended September 30, 2020, 2019, and 2018.

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

	Market Price Per Share
	High	Low
Quarterly:
September 1, 2017 to September 30, 2017	$10.50	$7.50
October 1, 2017 to December 31, 2017	$16.00	$6.70
January 1, 2018 to March 30, 2018	$12.85	$6.55
April 1, 2018 to May 31, 2018	$7.51	$3.17
June 1, 2018 to September 30, 2018	$4.73	$2.67
October 1, 2018 to December 31, 2018	$3.69	$1.25
January 1, 2019 to March 31, 2019	$4.18	$1.28
April 1, 2019 to May 31, 2019	$2.39	$1.05
June 1, 2019 to September 30, 2019	$1.99	$1.05
October 1, 2019 to December 31, 2019	$1.40	$1.08
January 1, 2020 to March 31, 2020	$1.78	$0.65
April 1, 2020 to June 30, 2020	$1.99	$0.82
July 1, 2020 to September 30, 2020	$1.64	$1.05
October 1, 2020 to December 31, 2020	$3.15	$1.20

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

B. Memorandum and articles of association

ZK International was incorporated on May 13, 2015 under the BVI Companies Act, 2004 as a company limited by shares. We are authorized to issue 50,000,000 ordinary shares with no par value. As of February 5, 2021, there were 19,737,282 ordinary shares issued and outstanding.

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

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending September 30, 2020. Our actual PFIC status for the current taxable year ending September 30, 2020 will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

Interest Rate Risk

Our interest rate risk arises from short and long-term borrowings. As of September 30, 2020 and 2019, we had borrowings with fixed interest rates and therefore we were exposed to fair value interest rate risk.

As of September 30, 2020 and 2019 we had no long-term interest-bearing assets or long-term interest bearing liabilities.

Credit Risk

Our cash is invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, and accounts receivable. As of September 30, 2020 and 2019, $3,695,459 and $3,174,056, respectively, of the Company’s cash was on deposit at financial institutions in the PRC. While management believes that these financial institutions are of high credit quality, it also continually monitors their creditworthiness.

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

As of September 30, 2020, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2020, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2020. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of September 30, 2020, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

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

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended September 30, 2020, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ZH CPA, LLC was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended September 30, 2020 and 2019. Audit services provided by ZH CPA, LLC for fiscal years ended September 30, 2020 and 2019 included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

ZH CPA, LLC’s fees for the annual audit of our financial statements for the fiscal years ended September 30, 2020, 2019 and 2018 was $170,000, $170,000 and $170,000, respectively, excluding travel and other out-of-pocket expenses.

Audit-Related Fees

ZH CPA, LLC did not provide audit related service during the fiscal years ended September 30, 2020, 2019 and 2018.

Tax Fees

ZH CPA, LLC did not provide tax services for the fiscal years ended September 30, 2020, 2019 and 2018.

All Other Fees

The Company has not paid ZH CPA, LLC for any other services in fiscal years ended September 30, 2020, 2019 and 2018.

Audit Committee Pre-Approval Policies

Before ZH CPA, LLC was engaged by the Company to render audit services, the engagement was approved by the Company’s audit committee. All services rendered by ZH CPA, LLC have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2020 that were attributed to work performed by persons other than ZH CPA, LLC’s full-time permanent employees was nil.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended September 30, 2020.

Item 16F.	Change in Registrant’s Certifying Accountant

There has been no change in Registrant’s certifying accountant during the fiscal year ended September 30, 2020.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits

Exhibit No.	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of ZK International Group Co., Ltd (Exhibit 3.2 to the Form F-1 initially filed on May 24, 2017 and is incorporated herein by reference)

3.1	Controlling shareholders’ agreement to vote in concert dated May 13, 2015 (Exhibit 10.2 to the Form F-1 initially filed on May 24, 2017 and is incorporated herein by reference)

10.	Form of Exclusive License Agreement among the Registrant, XSigma Corporation and TNT Blockchain Inc. dated February 8, 2018 (Exhibit 10.1 to the Form 6-K submitted on February 23, 2018 and is incorporated herein by reference)

10.2	Debt Settlement and Mutual Release Agreement between the Registrant and Jiancong Huang dated August 15, 2018 (Exhibit 10.1 to the Form 6-K submitted on September 7, 2018 and is incorporated herein by reference)

10.3	Form of Securities Purchase Agreement between the Company and the investors (Exhibit 10.1 to the Form 6-K submitted on October 20, 2020 and is incorporated herein by reference)

10.4	Form of Debenture (Exhibit 10.2 to the Form 6-K submitted on October 20, 2020 and is incorporated herein by reference)

10.5	Form of Securities Purchase Agreement between the Company and the investors (Exhibit 10.1 to the Form 6-K submitted on January 8, 2021 and is incorporated herein by reference)

8.1	List of Subsidiaries of the Registrant (Exhibit 21.1 to the Form 6-K submitted on March 29, 2018 and is incorporated herein by reference)

11.1	Code of Business Conduct and Ethics (Exhibit 14.1 to the Form F-1 initially filed on May 24, 2017 and is incorporated herein by reference)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZK INTERNATIONAL GROUP CO., LTD.

By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title:	Chief Executive Officer

Date: February 9, 2021

ZK INTERNATIONAL GROUP CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

ZK International Group Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ZK International Group Co., Ltd and its subsidiaries (collectively the “Company”) as of September 30, 2020 and 2019 and the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for each of the three years in the period ended September 30, 2020, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ZH CPA, LLC

We have served as the Company’s auditor since 2017. Denver, Colorado February 9, 2021

1600 Broadway, Suite 1600, Denver, CO, 80202, USA. Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of September 30,
	2020	2019
Assets
Current assets
Cash and cash equivalents	$3,759,535	$3,451,138
Short-term Investment	294,568	279,810
Accounts receivable, net of allowance for doubtful accounts of $2,020,373 and $1,919,152, respectively	31,393,289	25,115,040
Notes receivable	192,819	385,519
Other receivables	3,337,634	1,866,321
Due from related parties	47,135	110,990
Inventories	21,679,258	20,796,075
Advance to suppliers	4,078,256	6,848,143
Total current assets	64,782,494	58,853,036
Property, plant and equipment, net	7,870,680	6,595,704
Intangible assets, net	929,021	918,717
Deferred tax assets	724,612	289,756
Long-term deposit	11,836,860	11,453,690
Long-term investment	306,837	291,464
TOTAL ASSETS	$86,450,504	$78,402,367
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$10,351,880	$4,182,530
Accrued expenses and other current liabilities	4,172,781	4,438,570
Accrued payroll and welfare	1,555,705	1,340,060
Advance from customers	2,345,891	2,422,776
Due to related parties	1,315,803	1,446,461
Short-term bank borrowings	17,372,894	16,281,461
Other borrowing - short term portion	420,741	-
Notes payables	153,175	296,267
Income tax payable	3,188,615	4,176,537
Total current liabilities	40,877,485	34,584,662
Other borrowing - long term portion	269,290	-
TOTAL LIABILITIES	$41,146,775	$34,584,662

Equity
Common stock, no par value, 50,000,000 shares authorized, 16,558,037 and 16,558,037 shares issued and outstanding, respectively
Additional paid-in capital	18,049,630	18,049,630
Statutory surplus reserve	2,904,699	2,904,699
Retained earnings	23,546,921	24,372,535
Accumulated other comprehensive income (loss)	492,685	(1,808,825)
Total equity attributable to ZK International Group Co., Ltd.	44,993,935	43,518,039
Equity attributable to non-controlling interests	309,794	299,666
Total equity	45,303,729	43,817,705
TOTAL LIABILITIES AND EQUITY	$86,450,504	$78,402,367

The accompanying notes are an integral part of these consolidated financial statements.

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	For the year ended September 30,
	2020	2019	2018
Revenues	$86,846,791	$63,883,520	$54,884,381
Cost of sales	(82,903,989)	(48,239,478)	(36,593,792)
Gross profit	3,942,802	15,644,042	18,290,589

Operating expenses:
Selling and marketing expenses	2,215,651	2,647,429	2,949,204
General and administrative expenses	2,482,972	2,897,995	4,071,116
Research and development costs	1,123,555	1,452,061	1,652,633
Total operating expenses	5,822,178	6,997,485	8,672,953

Operating Income (loss)	(1,879,376)	8,646,557	9,617,636

Other income (expenses):
Interest expenses	(1,000,554)	(1,151,045)	(1,239,170)
Interest income	7,192	24,437	10,702
Gain on disposal of subsidiary, net	536,612	-	-
Loss on investment	(256,937)	-	-
Other income, net	327,845	921,973	112,099
Total other expenses, net	(385,842)	(204,635)	(1,116,369)

Income (loss) before income taxes	(2,265,218)	8,441,922	8,501,267

Income tax recovery (expense)	1,428,202	(248,228)	(1,398,210)

Net (loss) income	$(837,016)	$8,193,694	$7,103,057
Net (loss) income attributable to non-controlling interests	11,402	(86,828)	(84,943)

Net (loss) income attributable to ZK International Group Co., Ltd.	(825,614)	8,106,866	$7,018,114

Net (loss) income	(837,016)	$8,193,694	$7,103,057

Other comprehensive income (loss):
Foreign currency translation adjustment	2,319,048	(1,694,278)	(818,468)

Total comprehensive income	$1,482,032	$6,499,416	$6,284,589
Comprehensive loss (income) attributable to non-controlling interests	(6,136)	(73,919)	(75,719)

Comprehensive income attributable to ZK International Group Co., Ltd.	$1,475,896	$6,425,497	$6,208,870

Basic and diluted earnings (loss) per share
Basic	$(0.05)	$0.49	$0.52
Diluted	(0.05)	0.49	0.51
Weighted average number of shares outstanding
Basic	16,558,037	16,551,708	13,610,046
Diluted	16,558,037	16,551,708	13,629,517

The accompanying notes are an integral part of these consolidated financial statements.

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	Shares	Additional paid-in capital	Statutory surplus reserve	Retained earnings	Accumulated other comprehensive income (loss)	Non- controlling interests	Total equity
Balance at September 30, 2017	13,068,346	8,382,876	1,173,363	10,978,891	681,788	150,028	21,366,946

Shares issued for cast, net of offering costs	3,459,691	9,616,057					9,616,057
Foreign currency translation loss					(809,244)	(9,224)	(818,468)
Net income			858,412	6,159,702		84,943	7,103,057

Balance at September 30, 2018	16,528,037	17,998,933	2,031,775	17,138,593	(127,456)	225,747	37,267,592

Shares issued for cast, net of offering costs	30,000	50,697					50,697
Foreign currency translation loss					(1,681,369)	(12,909)	(1,694,278)
Net income			872,924	7,233,942		86,828	8,193,694

Balance at September 30, 2019	16,558,037	18,049,630	2,904,699	24,372,535	(1,808,825)	299,666	43,817,705

Disposal of subsidiary						3,992	3,992
Foreign currency translation loss					2,301,510	17,538	2,319,048
Net income				(825,614)		(11,402)	(837,016)

Balance at September 30, 2020	16,558,037	18,049,630	2,904,699	23,546,921	492,685	309,794	45,303,729

The accompanying notes are an integral part of these consolidated financial statements.

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the year ended September 30,
	2020	2019	2018
Cash Flows from Operating Activities:
Net income	$(837,016)	$8,193,694	$7,103,057
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation expense	438,467	375,286	395,604
Amortization expense	11,366	13,638	12,137
Loss on disposal of fixed assets	7,608	2,244	-
Bad debt expense	-	-	286,606
Inventory provision	103,942	-	-
Write-off of advance to suppliers	100,684	102,523
Deferred tax benefits	(406,637)	(1,958)	(37,311)
Non-cash service expense	-	50,679	-
Gain on disposal of subsidiary	(536,612)	-	-
Loss on investment	214,114	-	-
Change in unrecognized tax benefits	(1,021,565)	-	-
Changes in operating assets and liabilities:
Accounts receivable	(4,800,889)	995,327	(7,151,260)
Other receivables	(793,936)	680,970	(1,215,167)
Notes receivable	206,465	13,119	(216,478)
Inventories	103,123	(3,846,722)	(9,065,712)
Advance to suppliers	2,933,852	596,380	1,580,700
Accounts payable	5,582,787	2,593,103	861,192
Notes payable	(153,824)	308,005	(380,000)
Accrued expenses and other current liabilities	(484,477)	(1,314,005)	1,698,015
Accrued payroll and welfare	140,497	506,894	600,619
Advance from customers	(198,358)	(887,934)	1,563,693
Income tax payable	(149,386)	83,250	1,349,310
Net cash provided (used in) operating activities	460,205	8,464,493	(2,614,995)

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(1,168,322)	(880,289)	(467,138)
Proceed from disposal of property, plant and equipment	6,281	5,963	-
Disposal of intangible asset	-	-	257,863
Purchases of intangible assets	-	(11,149)	(501,000)
Net cash used in investing activities	(1,162,041)	(885,475)	(710,275)

Cash Flows from Financing activities:
Net proceeds released from (placed into) short-term investment	-	559,030	(893,945)
Net proceeds received from (placed into) long-term deposit		(7,682,151)	(4,444,170)
Net proceeds released from restricted cash	-	-	539,381
Proceeds from short-term bank borrowings	18,061,979	25,875,962	24,056,279
Repayments of short-term bank borrowings	(17,836,445)	(28,199,497)	(25,529,488)
Net proceeds received from (repaid to) related parties	(133,007)	(2,279,911)	5,665,914
Proceed from other borrowing	775,951	-	-
Repayment of other borrowing	(107,195)	-	-
Net cash provided by (used in) financing activities	761,283	(11,726,567)	(606,029)

Effect of exchange rate changes on cash	248,950	(83,902)	335,413

Net change in cash and cash equivalents	308,397	(4,231,451)	(3,595,886)
Cash and cash equivalents at the beginning of year	3,451,138	7,682,589	11,278,475
Cash and cash equivalents at the end of year	$3,759,535	$3,451,138	$7,682,589

Supplemental disclosures of cash flows information:
Non-cash financing activities	$-	$-	$9,842,676
Cash paid for income taxes	$149,291	$170,331	$38,218
Cash paid for interest expenses	$991,319	$1,197,504	$1,218,757

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

The Company is authorized to issue 50,000,000 ordinary shares, with no par value. 16,558,037 shares were issued and outstanding as of September 30, 2020. The ownership interests described below are based on the shareholders’ portion of the authorized ordinary shares. ZK International is a holding company and is currently not actively engaging in any business.

As of September 30, 2020, 52.21% of ZK International’s equity interest was hold by four mainland Chinese beneficial owners, who entered an agreement on May 13, 2015 to vote their shares in concert in ZK International, covering all the periods presented afterwards, with HUANG Jian Cong holding 29.38%, WANG Ming Jie holding 10.87%, WANG Guo Lin holding 10.87%, WANG Jian Di holding 1.09%.

ZK Pipe Industry Co., Ltd. (“ZK Pipe”)

ZK Pipe was incorporated on May 28, 2015 in Hong Kong. The registered capital is HKD 1,000,000 which was initially 40% held by ZK International and 60% held by CHENG Kai Chun, a nominee shareholder with no voting interest in ZK Pipe. On August 5, 2015, CHENG Kai Chun transferred all of his equity interest in ZK Pipe to ZK International. After the transfer, ZK International controls 100% of ZK Pipe’s voting interest and ZK Pipe became a wholly owned subsidiary of ZK International. The paid-in capital was zero as of September 30, 2020.

The registered principal activities of ZK Pipe are technical research of metal pipe and fittings, metal take-up valve plumbing and water purifying plant, and imports and exports of goods. ZK Pipe had not commenced operations as of September 30, 2020.

Wenzhou Weijia Pipeline Development Co., Ltd. (“Wenzhou Weijia”)

Wenzhou Weijia was incorporated on June 17, 2015 in Wenzhou and is a wholly owned subsidiary of ZK Pipe. Wenzhou Weijia is a wholly-foreign owned enterprise organized the laws of the People’s Republic of China. The registered capital is USD 20,000,000 and the paid-in capital was zero as of September 30, 2020.

The registered principal activities of Wenzhou Weijia are technical research, technical service and sales of metal pipe and fittings and light industry machinery and equipment, and imports and exports of goods and technology. Wenzhou Weijia had not commenced operations as of September 30, 2020.

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

Wenzhou Zhengfeng Industry and Trade Co., Ltd. (“Wenzhou Zhengfeng”)

Wenzhou Zhengfeng was incorporated on December 24, 1999 under the laws of the People’s Republic of China. The registered and paid in capital is RMB 2,880,000. Since January 1, 2013, Wenzhou Zhengfeng’s voting interest was controlled by the five Mainland Chinese beneficial owners through agreement with two nominee shareholders. Also, the five mainland Chinese beneficial owners entered into an agreement on January 1, 2013 to vote their shares in concert in Wenzhou Zhengfeng. The agreement has been in effect since then. On June 8, 2015, 100% of Wenzhou Zhengfeng’s equity interest was transferred from nominee shareholders to the five mainland Chinese beneficial owners, with WANG Ming Jie holding 38.89%, WANG Guo Lin holding 27.78%, HUANG Jian Cong holding 22.57%, WANG Yang Ming holding 5.55% and WANG Jian Di holding 5.21%, respectively. On September 22, 2015, Zhejiang Zhengkang acquired 100% equity of Wenzhou Zhengfeng from the five mainland Chinese beneficial owners. After that, Wenzhou Zhengfeng is a wholly owned subsidiary of Zhejiang Zhengkang. The principal activities of Wenzhou Zhengfeng are trading of steel coil and strip.

ZK International (ZK Uganda)

ZK Uganda was incorporated on March 23, 2018 under the laws of the Republic of Uganda. Its registered capital is 20 Million Uganda Shillings, and the paid-in capital was zero as of September 30, 2018. ZK Uganda is 80% owned by ZK International and 20% owned by a third-party individual. ZK Uganda is currently not engaging in any business but plans to seek such opportunities that would complement and diversify the current business operations of the Company. The paid-in capital was zero as of September 30, 2020.

XSigma Corporation (“XSigma”)

XSigma Corporation (“XSigma”) was incorporated on January 18, 2018 under the laws of the British Virgin Islands. Its registered capital is USD 50,000, and the paid-in capital was zero as of September 30, 2020. XSigma is a wholly-owned subsidiary of ZK International. It is currently not engaging in any business but plans to seek such opportunities that would complement and diversify the current business operations of the Company.

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

The relevant exchange rates are listed below:

	For the Fiscal Years Ended September 30
	2020	2019	2018
Period Ended RMB: USD exchange rate	6.7896	7.1477	6.8680
Period Average RMB: USD exchange rate	7.0056	6.8753	6.5368

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

Short-term Investment

The Company’s short-term Investment consists of short-term held-to-maturity investments, mainly term deposits, in commercial banks with original maturities of more than 90 day but less than one year. As of September 30, 2020, the Company has short-term investment of $294,568, while it had $279,810 short-term investment as of September 30, 2019.

Long-term Deposit

Long-term deposit consists of cash deposit of RMB 80,367,541 Zhejiang Zhengkang pledged to two entities, which the Company is seeking to acquire certain percentage of ownership of each (“Target Company” or collectively “Target Companies”). The deposits are used as acquisition deposits required by the two Target Companies in order to execute their respective acquisition memorandum which details the acquisition and valuation methods but is not legally binding. As of September 30, 2020 the total deposits pledged were $11,836,860, with $10,945,791 to one Target Company and $891,069 to the other. The fund pledged to the Target Companies have no definite term, however the Company anticipates the detailed acquisition proposals will be presented to the Board of Directors and shareholders of the Company for voting within one year. In the case that any acquisition is approved by both parties, the deposits will be used as initial payments and offset the total cash considerations of the deal. If any of the acquisition failed to be approved, the Target Companies are obligated to return the deposit to Zhejiang Zhengkang. As of September 30, 2020, no acquisitions were either approved or disapproved as the two acquisitions are still in the process of undergoing legal and financial due diligence.

Accounts Receivable, net

Accounts receivable arise from the product sales in the normal course of business. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Uncollectible receivable are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

The allowance for doubtful accounts recognized as of September 30, 2020 and 2019 was $2,020,373 and $1,919,152, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is principally determined using the weighted-average method. The Company records adjustments to inventory for excess quantities, obsolescence or impairment when appropriate to reflect inventory at net realizable value. These adjustments are based upon a combination of factors including current sales volume, market conditions, lower of cost or market analysis and expected realizable value of the inventory.

Provision for inventory recognized as of September 30, 2020 and 2019 were $107,248 and $nil, respectively.

Advance to Suppliers and Advance from Customers

Advance to suppliers refer to advances for purchase of materials or other service agreements, which are applied against trade accounts payable when the materials or services are received. Advance from customers refer to advances received from customers regarding product sales, which are applied against accounts receivable when products are sold.

The Company reviews a supplier's credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would write off such amount in the period when it is considered impaired. During fiscal year ended September 30, 2020 and 2019, the Company wrote off advance to suppliers of $103,887 and $102,523, respectively.

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

For the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, short-term investment, notes receivable, notes payable, bank loans, income tax payable, other receivables and other borrowings, the carrying amounts approximate their fair values due to their short maturities as of September 30, 2020 and 2019.   The company did not identify any instruments that were measured at fair value on a recurring nor non-recurring basis as of September 30, 2020 and 2019.

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

There was no impairment charge recognized for long-lived assets as of September 30, 2020, 2019 and 2018.

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

Revenue Recognition

The Company generates its revenues mainly from sales of steel piping products and sales of steel materials such as stainless steel coil and strip.   The Company follows Financial Accounting Standards Board (FASB) ASC 606 and accounting standards updates (“ASU”) 2014-09 for revenue recognition. On October 1, 2018, the Company has early adopted ASC 606, which is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) Identify the Contract with a Customer, (2) Identify the Performance Obligations in the Contract, (3) Determine the Transaction Price, (4) Allocate the Transaction Price to the Performance Obligations in the Contract, and (5) Recognize Revenue When (or As) the Entity Satisfies a Performance Obligation. Results for reporting periods beginning after October 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported under the previous accounting standards ASC 605. The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and there was no material unfinished contracts with customers upon adoption of ASC 606, therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606, and there have not been any significant changes to company’s business processes, systems, or internal controls as a result of implementing the standard.

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

In determining the transaction price the Company evaluates whether the price is subject to refund or adjustment to determine the net consideration to which the Company expects to be entitled. The Company has assessed the financing component on contract basis, and conclude there is no significant financing component exist either implicitly or explicitly. The Company allocates the transaction price to each distinct product based on their relative standalone selling price.

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

Government grants as the compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable. During the period ended as of September 30, 2020, 2019 and 2018, $327,651, $912,844 and $59,238, respectively, government grants were recognized as other income for financial support to the Company under local government’s innovation incentive programs.

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

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Tax benefits recorded as of September 30, 2020 and 2019 were $406,637 and $nil, respectively.

Advertising costs

Advertising costs are expensed as incurred in accordance with ASC 720-35 Other Expense-Advertising costs. Advertising costs were $82,884, $306,288 and $265,538 for years ended September 30, 2020, 2019 and 2018, respectively.

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

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents, short-term investment, notes receivable, accounts receivable and other receivables, the balances of which are stated on the consolidated balance sheets which represent the Company’s maximum exposure. The Company places its cash and cash equivalents, and short-term investment in good credit quality financial institutions in Hong Kong and China. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue.  To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition. The concentration analysis of our revenue and accounts receivable is shown in Note 15.

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

Recent Accounting Pronouncements

New Accounting Pronouncements Recently Adopted

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” which increases lease transparency and comparability among organizations. Under the new standard, lessees will be required to recognize all assets and liabilities arising from leases on the balance sheet, with the exception of leases with a term of 12 months or less, which permits a lessee to make an accounting policy election by class of underlying asset not to recognize lease assets and liabilities. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and early adoption is permitted. In March 2018, the FASB approved an alternative transition method to the modified retrospective approach, which eliminates the requirement to restate prior period financial statements and requires the cumulative effect of the retrospective allocation to be recorded as an adjustment to the opening balance of retained earnings at the date of adoption. Effective October 1, 2019, the Company adopted the new lease accounting standard using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements.  The adoption of the new standard had no impact on our consolidated net earnings and cash flow.

New Accounting Pronouncements Not Yet Adopted

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). The amendments in this ASU modify the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company does not plan to early adopt ASU 2018-13 or expect this update will have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of September 30, 2020 and 2019:

	As of September 30,
	2020	2019
Accounts receivable, gross	$33,413,662	$27,034,192
Less: allowance for doubtful accounts	(2,020,373)	(1,919,152)
Accounts receivable, net	$31,393,289	$25,115,040

There were no bad debt expense and bad debt write-off recorded by the Company during the years ended September 30, 2020 and 2019.

As of September 30, 2020, the Company pledged accounts receivable of $1,829,454 to secure banking facilities granted to the Company.

Changes of allowance for doubtful accounts for the years ended September 30, 2020 and 2019 are as follow:

	As of September 30,
	2020	2019
Beginning balance	$1,919,152	$1,997,310
Exchange difference	101,221	(78,158)
Ending balance	$2,020,373	$1,919,152

NOTE 4 –NOTES RECEIVABLE AND OTHER RECEIVABLES

Notes receivable consisted of bank notes of $192,819 and $385,519 provided by the Company's customers as of September 30, 2020 and 2019, respectively, these notes are guaranteed by the banks.

Other receivables consisted of mainly the legal claims of $0.65 million and $0.62 million to be collected from the Company’s debtors as of September 30, 2020 and 2019, respectively.

During 2010, the Company entered into two loan agreements with Raozhou Dianli Ltd and Xianjin Cao, and advanced RMB 9 million on the first loan and RMB 1.5 million on the second loan, totaled RMB 10.5 million (approximately USD 1.52 million). The terms of these two loans are both one year. Both borrowers defaulted and didn’t make any repayment when the terms expired. The Company thus sued these two parties and pursuant to the final judgment ruled by Jiangsu High People’s Court, the Company is entitled to a repayment of RMB 10.5 million plus interest with an interest rate that is four times higher than the normal interest rate in the corresponding period. The claim has been covered by real estate assets of Raozhou Dianli Ltd, which have been seized by the Court and has an appraised value of RMB 143.1 million, or about USD 21.5 million as of September 19, 2017, according to the appraisal report,   which is much higher than the Company’s claim. The Company is listed as the first-in-line creditor and the management believes that the repayment of RMB 10.5 million and outstanding interest is reasonably assured. The Company recorded RMB 10.5 million as Other Receivable. As of September 30, 2020 and 2019, the outstanding balance is RMB 4.4 million (USD 0.65 million) and RMB 4.4 million (USD 0.62 million), respectively.

In the opinion of the management, after consultation with the Company’s legal counsel, the management believes it is assured the balance will be collected as the debtor has real properties seized by the Court worth much more than the debt owed to the Company.

NOTE 5 – INVENTORIES

Inventories as of September 30, 2020 and 2019 consisted of the following:

	As of September 30,
	2020	2019
Raw materials	$5,310,404	$5,360,445
Work-in-process	9,372,167	8,902,211
Finished goods	7,103,935	6,533,419
Provision for inventory impairment	(107,248)	-
Total	$21,679,258	$20,796,075

As of September 30, 2020, the Company pledged inventories of $2,651,113 to secure banking facilities granted to the Company.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following as of September 30, 2020 and 2019:

	As of September 30,
	2020	2019
Buildings	$5,486,663	$5,211,781
Machinery	6,412,009	5,080,964
Furniture, fixtures and equipment	588,302	545,881
Motor vehicles	238,149	235,555
Total property plant and equipment, at cost	12,725,123	11,074,181
Less: accumulated depreciation	(5,221,949)	(4,597,893)
	7,503,174	6,476,288
Construction in progress (“CIP”)	367,506	119,416
Property, plant and equipment, net	$7,870,680	$6,595,704

Depreciation expense was $438,467 and $375,286 for the years ended September 30, 2020 and 2019, respectively.

As of September 30, 2020 and 2019, the Company pledged buildings and machinery to secure banking facilities granted to the Company. The carrying values of the pledged buildings to secure bank borrowings by the Company are shown in Note 11.

NOTE 7 – INTANGIBLE ASSETS

	As of September 30,
	2020	2019
Land use rights, cost	$586,389	$557,011
Software, cost	517,954	517,105
Other intangible assets, cost	1,643	1,561
Less: accumulated amortization	(176,965)	(156,960)
Intangible assets, net	$929,021	$918,717

The land use right represents the Company's land use rights in Wenzhou's plant, which had been pledged to secure the Company’s banking facilities granted to the Company as of September 30, 2020 and 2019. The carrying values of the pledged land use rights to secure bank borrowings by the Company are shown in Note 11. Amortization expense was $11,366 and $13,638 for the years ended September 30, 2020 and 2019, respectively.

NOTE 8 – LONG-TERM INVESTMENT

The Company made an investment in Wenzhou Longlian Development Co., Ltd. ("Longlian"), a private company incorporated in PRC, in 2011 by RMB 2,083,300 with equity percentage of 2.0833%. The principal activities of Longlian are property and infrastructure construction. As of September 30, 2020 and 2019, the Company carried this investment at its cost in the amount of $306,837 and $291,464, respectively. During 2020 and 2019 fiscal years, the Company received no dividend income from Longlian.

NOTE 9 – RELATED PARTY TRANSACTIONS

Net amounts due to related parties consisted of the following as of September 30, 2020 and 2019:

		As of September 30,
Accounts	Name of related parties	2020	2019
Related party payables	Shareholder, HUANG Jian Cong	$1,187,339	$1,323,734
Related party payables	Other Affiliates of the Company	128,464	122,727
Due from Related Parties	Other Affiliates of the Company	47,135	110,990

This represented unsecured and interest free borrowings between the Company and Huang Jiancong and other related parties to the Company. For the years end September 30, 2020 and 2019, the Company had outstanding loans with total amount of $1,187,339 and $1,323,734 from its shareholder, HUANG Jian Cong, which have a loan term from October 01, 2017 to September 30, 2021.   As of September 30, 2020, the Company had outstanding amount due from one related party with an amount of $47,135, and the Company expects to receive collection and settle the outstanding amount by March 31, 2021.

NOTE 10 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following as of September 30, 2020 and 2019:

	As of September 30,
	2020		2019
VAT payable	$3,884,924		$4,158,171
Other tax payables	53	,521	51,292
Other	234,336		229,107
Total	$4,172,781		$4,438,570

Other current liabilities contain primarily unsecured, due on demand and interest free short-term loan to the Company from third party entities and deposits for bidding from suppliers to the Company.

NOTE 11 – SHORT-TERM BANK BORROWINGS

Short-term bank borrowings consisted of the following at September 30, 2020:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank - Longwan Branch	1,300,000	191,469	7/1/2020	6/1/2021	5.10%
Agricultural Bank - Longwan Branch	3,000,000	441,852	2/28/2020	2/1/2021	2.85%
Agricultural Bank - Longwan Branch	5,750,000	846,883	7/9/2020	7/1/2021	5.10%
Agricultural Bank - Longwan Branch	6,000,000	883,704	8/10/2020	8/1/2021	5.10%
Agricultural Bank - Longwan Branch	6,190,000	911,688	11/4/2019	11/1/2020	5.66%
Agricultural Bank - Longwan Branch	7,580,000	1,116,413	8/14/2020	8/13/2021	5.10%
Agricultural Bank - Longwan Branch	8,000,000	1,178,273	11/13/2019	11/11/2020	5.66%
Agricultural Bank - Longwan Branch	8,700,000	1,281,372	12/23/2019	12/1/2020	5.70%
Bank of China	4,250,000	625,957	9/7/2020	9/2/2021	5.27%
Bank of China	5,750,000	846,883	9/3/2020	8/31/2021	5.27%
China Merchants Bank	16,500,000	2,430,187	12/13/2019	12/20/2020	4.55%
Industrial Bank	1,000,000	147,284	6/2/2020	3/2/2021	5.50%
Industrial Bank	1,900,000	279,840	12/26/2019	12/26/2020	5.22%
Industrial Bank	3,000,000	441,852	11/1/2019	10/21/2020	6.00%
Industrial Bank	5,000,000	736,420	10/30/2019	10/30/2020	6.00%
Industrial Bank	5,000,000	736,420	10/31/2019	10/26/2020	6.00%
China Minsheng Bank	2,800,000	412,395	6/11/2020	6/11/2021	5.80%
China Minsheng Bank	3,000,000	441,852	6/12/2020	6/12/2021	5.80%
CZBANK	550,000	81,006	4/9/2020	11/26/2020	6.00%
CZBANK	1,105,000	162,749	4/13/2020	11/20/2020	6.00%
CZBANK	1,580,000	232,709	4/16/2020	11/23/2020	6.00%
CZBANK	2,140,000	315,188	4/10/2020	12/10/2020	6.00%
CZBANK	2,970,000	437,434	4/10/2020	1/6/2021	6.00%
CZBANK	4,610,000	678,980	4/17/2020	12/24/2020	6.00%
CZBANK	1,980,000	291,622	4/13/2020	10/23/2020	6.00%
Bank of Communications	3,300,000	486,037	2/13/2020	2/9/2021	6.15%
Bank of Communications	5,000,000	736,425	2/11/2020	2/9/2021	6.15%
Total	117,955,000	17,372,894

Short-term bank borrowings consisted of the following at September 30, 2019:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank - Longwan Branch	6,190,000	866,013	11/5/2018	11/1/2019	6.09%
Agricultural Bank - Longwan Branch	8,000,000	1,119,241	11/19/2018	11/18/2019	6.09%
Agricultural Bank - Longwan Branch	8,700,000	1,217,175	1/2/2019	1/1/2020	6.09%
Agricultural Bank - Longwan Branch	5,750,000	804,455	7/23/2019	7/22/2020	6.65%
Agricultural Bank - Longwan Branch	4,300,000	601,592	8/1/2019	7/1/2020	6.65%
Agricultural Bank - Longwan Branch	6,000,000	839,431	8/26/2019	8/25/2020	5.66%
Bank of China	2,850,000	398,730	9/11/2019	9/9/2020	5.27%
Bank of China	4,250,000	594,597	9/24/2019	9/22/2020	5.27%
Bank of China	3,400,000	475,677	9/20/2019	9/18/2020	5.27%
China Merchants Bank	13,500,000	1,888,719	12/14/2018	12/9/2019	5.44%
China Merchants Bank	3,000,000	419,715	3/20/2019	12/9/2019	5.44%
China Merchants Bank	1,955,000	273,516	9/3/2019	2/29/2020	4.35%
Industrial Bank	1,000,000	139,905	12/5/2018	12/4/2019	6.50%
Industrial Bank	7,000,000	979,336	11/8/2018	11/8/2019	6.50%
Industrial Bank	6,000,000	839,431	11/12/2018	11/5/2019	6.50%
China Minsheng Bank	3,000,000	419,715	6/19/2019	6/19/2020	6.74%
China Minsheng Bank	2,880,000	402,927	6/20/2019	6/20/2020	6.74%
Ping An Bank	3,600,000	503,659	9/20/2019	9/20/2020	7.96%
CZBANK	3,200,000	447,696	8/9/2019	4/10/2020	6.00%
CZBANK	4,700,000	657,554	8/14/2019	4/14/2020	6.00%
CZBANK	1,500,000	209,858	8/12/2019	4/14/2020	6.09%
CZBANK	1,000,000	139,905	9/11/2019	4/9/2020	6.00%
CZBANK	3,000,000	419,715	9/12/2019	4/13/2020	6.00%
CZBANK	2,600,000	363,753	9/17/2019	4/10/2020	6.00%
Bank of Communications	4,500,000	629,573	7/25/2019	2/20/2020	7.80%
Bank of Communications	4,500,000	629,573	7/26/2019	2/20/2020	7.40%
Total	116,375,000	16,281,461

The Company’s short-term bank borrowings are pledged by its assets as listed below, and guaranteed by the Company’s major shareholders: HUANG Jian Cong, WANG Jian Di, WANG Guo Lin, WANG Min Jie, and WANG Yang Ming, and their immediate family members.

The carrying values of the Company's pledged assets to secure short-term borrowings by the Company are as follows:

	As of September 30,
	2020	2019
Accounts receivable	$1,829,454	$2,028,624
Buildings, net	4,409,238	4,312,115
Land use rights, net	411,067	402,622
Machinery, net	95,078	98,210
Inventory	2,651,113	1,608,909
Total	$9,395,950	$8,450,480

NOTE 12 – OTHER BORROWINGS

In October 2019 and August 2020, the Company entered into three arrangements in forms of sale-leaseback. The Company sold certain machinery located in China to two unrelated third parties for approximately $1,155,127 (RMB 7,842,852), and subsequently leased back the machinery for 12 months , 24 months and 36 months for a total amount of approximately $1,155,127 (RMB 7,842,852). The Company was required to make a security deposit of approximately $184,105(RMB 1,250,000), and the net proceeds the Company received were $800,636 (RMB 5,436,000). The Company has a bargain purchase option at a price of RMB 100 to buyback these equipment by the end of the lease term. All these machines are currently being used by the Company for its production purpose. The Company concluded these transactions were not qualified as sale-leaseback accounting, and shall account as failed sale-leaseback. Under the failed sale-leaseback, the assets remain on the Company’s consolidated balance sheet and the proceeds from the transactions are recorded as a financing liability.

The payment obligation for the remaining borrowing term as of September 30, 2020 are as follows:

Total borrowing balance as of September 30, 2020	690,031
Less: current portion of payment obligation	(420,741)
Long term payable as of September 30, 2020	$269,290

NOTE 13 – COMMITMENT AND CONTINGENCIES

The Company, from time to time, may be a party to claims and legal proceedings generally incidental to its business. As of September 30, 2020, Company has no material purchase commitments, significant leases and unused letter of credit.

The Company has one pending legal claim against a third party as of September 30, 2020. See Note 4 for disclosure related to the claim with Raozhou Dianli Ltd. There were no other legal matters that are likely to have a material adverse effect on the Company’s financial position as of September 30, 2020 and 2019 and the results of operations or cash flows for the years ended September 30, 2020 and 2019.

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

In addition, the Company recorded a potential income tax liability of $3,188,615 and $4,176,537 for the years ended September 30, 2020 and 2019, respectively, and for the possible underpayment of income and other taxes, not include potential interests or penalties. It is possible that the tax liability of the Company for past taxes may be higher than those amounts. The Company’s management believes it has sufficient cash on hand to adequately meet any tax liability for the underpayment of income and VAT taxes. Additionally, the Company’s management believes it may be able to negotiate with local PRC taxing authorities a reduction to any amounts that such authorities may believe are due and a reduction to any interest or penalties thereon. We have no guarantee that we will be able to negotiate such a reduction. To the extent our Company is able to negotiate such amounts, the Company records such reduction as unrecognized tax benefits due to the fact that national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes. The PRC tax law provides statute of limitations of 3 years to collect unpaid taxes. The Company recognizes the portion of unrecognized tax benefit that is beyond 3 years as reduction of its tax liabilities due to the fact that the statute of limitations for the relevant taxing authorities to examine and challenge the tax position has expired. The changes of unrecognized tax benefit recorded by the Company are shown in Note 20 .

NOTE 15 – CUSTOMER AND SUPPLIER CONCENTRATION

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

The Company had no such significant customer for the fiscal year ended September 30, 2020 and 2019. The loss of the significant customer or the failure to attract the new customers could have a material adverse effect on our business, results of operations and financial condition for the Company. The Company had two customers who accounted for more than 10% of total accounts receivable as of September 30, 2020, and the two customers had accounts receivable balance of $3,697,779 and $5,513,922 which represents 11.78% and 17.56% of total accounts receivable, respectively. The Company had one customer who accounted for more than 10% of total accounts receivable as of September 30, 2019, the customer had accounts receivable balance of $3,604,641 which represents 14.35% of total accounts receivable.

For the year ended September 30, 2020, we had 4 significant vendors collectively accounted for 70.10%. The Company had one supplier who accounted for more than 10% of total accounts payable as of September 30, 2020, the supplier had accounts payable balance of $7,008,387 which represents 67.70% of total accounts payable. For the year ended September 30, 2019, two suppliers accounted for 58.25% and 17.53% of the Company’s total raw material purchase, respectively. As of September 30, 2019, the net amount due to the vendors (accounts payable - advance to vendors) was -$4,256,984, where negative number means net advance paid to the vendors. The Company purchased a substantial portion of materials from two third-party vendors (62.4%) in 2018. The Company believes there are numerous other suppliers that could substitute the current significant vendors should they become unavailable or non-competitive.

NOTE 16 – LOSS ON INVESTMENT

During 2019 fiscal year, the Company entered into a series of agreements with Hangzhou Xuanchuan Network Technology Co., Ltd (“Xuanchuan”) to set forth framework for a potential investment in Xuanchuan. The Company paid a total of RMB 1,600,000 (approximately $ 228,389) to Xuanchuan as deposit in order to execute the agreements between the Company and Xuanchuan. During 2020 fiscal year, the management team of the Company decided to terminate the agreement as Xuanchuan could not prove its potential growth as expected. The Company was sued by Xuanchuan for breach of contract. The court ruled in favor of Xuanchuan and the Company was ordered to surrender the deposit and pay additional RMB 200,000 to Xuanchuan as legal compensation. The Company recorded a loss of $256,937 on this investment.

NOTE 17 – GAIN ON DISPOSAL OF SUBSIDIARY

On September 30, 2020, the Company sold all its equity interests of Wenzhou Zhenglong Ecommerce Co. Ltd (Zhenglong) with the consideration of RMB 4,500,000.  Zhenglong Ecommerce was incorporated on March 15, 2018 and was 90% owned by Zhejiang Zhengkang and 10% owned by a third-party individual. The operation of Zhenglong was at a very preliminary stage and had immaterial impact to the consolidated financials of the Company’s business. The Company considered ASC 810-10-40-5 to determine how to measure the gain on deconsolidation and recorded a gain of $536,612 on this disposal transaction.

NOTE 18 – STOCKHOLDERS’ EQUITY

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

Public Offering Warrants

In connection with the IPO on September 1, 2017, the Company issued warrants equal to seven percent (7%) of the shares issued, totaling 74,784 units to the placement agents (the “warrants”). The warrants carry a term of five years, and shall not be exercisable for a period of six months from the closing of the IPO and shall be exercisable at $5 per share. Management determined that these warrants are equity instruments because the warrants are both a) indexed to its own stock; and b) classified in stockholders' equity. The warrants were recorded at their fair value on the date of grant as a component of stockholders’ equity. As of September 30, 2020, the total number of warrants outstanding was 74,784 with weighted average remaining life of 3 years. The warrants were exercisable as of September 30, 2020 but no warrants has been exercised.

The fair value of this Warrants was $438,234 as determined on September 01, 2017. The fair value has been estimated using the Binomial Options pricing model with the following weighted-average assumptions: risk free rate of 2%; expected term of 5 years; exercise price of the warrants of $5; volatility of 67.4%; number of tree step of 10; and expected future dividends of nil.

Statutory surplus reserves

Pursuant to Chinese Company law applicable to foreign investment companies, the Company’s PRC subsidiaries are required to maintain statutory surplus reserves. The statutory surplus reserves are to be appropriated from net income after taxes, and should be at least 10% of the after tax net income determined in accordance with accounting principles and relevant financial regulations applicable to PRC enterprises (“PRC GAAP”). The Company has an option of not appropriating the statutory surplus reserve after the statutory surplus reserve is equal to 50% of the subsidiary’s registered capital. Statutory surplus reserves are recorded as a component of shareholders’ equity. The statutory surplus reserve as of September 30, 2020 is $2,904,699.

Wenzhou Weijia has not commenced operation since inception. No appropriation to the statutory surplus reserves.

Zhejiang Zhengkang recorded a net loss for the years ended September 30, 2020, so no appropriation to the statutory surplus reserves and staff welfare and bonus fund was made. Zhejiang Zhengkang appropriated $872,924 to the statutory surplus reserves for the year ended September 30, 2019.

Wenzhou Zhengfeng recorded a net loss for the years ended September 30, 2020 and 2019, so no appropriation to the statutory surplus reserves and staff welfare and bonus fund was made.

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

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company, and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. Amounts restricted include the PRC subsidiaries’ paid-in capital and statutory surplus reserves of the Company’s PRC subsidiaries totaling $7,198,466 as of September 30, 2020 and $7,157,061 as of September 30, 2019.

Non-controlling interests

Non-controlling interests represent the interest of non-controlling shareholders in Zhejiang Zhengkang based on their proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. On September 29, 2015, Wenzhou Weijia acquired 99% equity percentage of Zhejiang Zhengkang from 5 individual shareholders: HUANG Jian Cong, WANG Ming Jie, WANG Guo Lin, WANG Jian Di and WANG Yang Ming. After that, Zhejiang Zhengkang’s equity interest is 99% held by Wenzhou Weijia and 1% held by HUANG Jian Cong as of the year end. The non-controlling interest in Zhejiang Zhengkang was 1% as of September 30, 2020 and 2019. The non-controlling interest in ZK Uganda was 20% as of September 30, 2020.

On September 30, 2020, the Company sold all its equity interests of Wenzhou Zhenglong Ecommerce Co. Ltd (Zhenglong) with the consideration of RMB 4,500,000.  Zhenglong Ecommerce was incorporated on March 15, 2018 and was 90% owned by Zhejiang Zhengkang and 10% owned by a third-party individual. The operation of Zhenglong was at a very preliminary stage and had immaterial impact to the consolidated financials of the Company’s business.

NOTE 19 – SEGMENT REPORTING

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

For the years ended September 30, 2020 and 2019, revenue and assets within PRC contributed over 90% of the Company’s total revenue and assets.

NOTE 20 – INCOME TAXES

	As of September 30,
	2020	2019	2018
Deferred tax assets:
Bad debt allowance recorded for accounts receivable	$303,056	$289,756	$299,596
Inventory provision	16,087	-	-
Net operating loss carry-forward	539,354	159,219	152,257
Less: valuation allowance	(133,885)	(159,219)	(152,257)
Total	$724,612	$289,756	$299,596

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company’s deferred tax assets as of September 30, 2020, 2019 and 2018 were $724,612, $289,756 and $299,596, respectively, which were mainly derived from the temporary difference from provision of doubtful accounts and net operating loss carry forward of Wenzhou Zhengfeng with effective period from October 01, 2018 to September 30, 2023. The Company evaluated the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized.

Income taxes for the years ended September 30, 2020 and 2019 are attributed to the Company’s continuing operations in China and consisted of:

	For the year ended September 30,
	2020	2019	2018
Current	$(1,021,565)	$250,186	$1,435,521
Deferred	(406,637)	(1,958)	(37,311)
Total	$(1,428,202)	$248,228	$1,398,210

Per the consolidated statements of operations and comprehensive income, the income tax expenses for the Company can be reconciled to the income before income taxes for the years ended September 30, 2020 and 2019 as follows:

	For the year ended September 30,
	2020	2019	2018
Income before taxes excluded the amounts of loss incurring entities	$-	$8,979,640	9,982,326
PRC EIT tax rates	15%	15%	15%
Tax at the PRC EIT tax rates	-	1,346,946	1,497,349
Tax effect of 75% (50% for 2018 and 2017) R&D expenses deduction	-	(163,357)	(123,948)
Tax effect of deferred tax recognized	(406,637)	(1,958)	(37,311)
Tax effect of non-deductible expenses	-	18,307	62,120
Change in unrecognized tax benefits	(1,021,565)	(951,710)	-
Income tax expense (recovery)	$(1,428,202)	$248,228	1,398,210

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

The changes in unrecognized tax benefits are as follows:

	For the year ended September 30,
	2020	2019	2018
Balance at beginning period	$4,176,537	$4,098,783	$2,789,135
Addition for tax positions of the current year	(154,041)	993,194	1,309,648
Lapse of statute of limitations	(1,054,163)	(915,440)	-
Effect of exchange rate changes	220,281	-	-
Balance at ending period	$3,188,615	$4,176,537	$4,098,783

As of September 30, 2020, the Company had unrecognized tax benefits of $3,188,615 and such balance was included in “income tax payable” account. For the fiscal years 2020, 2019 and 2018, no tax authority initiated tax examination against the Company and the Company was issued Certificate of No Tax Arrears on December 9, 2020 by local tax authority which indicates the Company has fully paid income taxes for its tax returns since January 01, 2017. The reasonable possible change on the Company’s unrecognized tax benefits in the next 12 months ranges from RMB nil to RMB 6,235,266.

NOTE 21 – SUBSEQUENT EVENTS

In preparing these consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 5, 2021, the date the financial statements were available to be issued. No events require adjustment to or disclosure in the consolidated financial statements.

Convertible Debenture Financing

On September 28, 2020, ZK entered into Convertible Debenture agreements with certain unaffiliated investors identified therein (each an “Holder” and collectively “Holders”). The convertible debentures, with aggregate principal amount of $1.4 million and 5% annual interest rate, are exercisable for a period of one year at an exercise price of 70% of the average closing price during the seven (7) consecutive Trading Days immediately preceding the Conversion Date, but not lower than the Floor Price of $0.62 per share. The transaction was closed on October 20, 2020 and full proceeds were received. As of February 5, 2021, all Holders have demanded to convert their convertible debentures and a total of 1,394,253 shares were issued to Investors.

Registered Direct Offering

On December 23, 2020, ZK entered into Securities Purchase Agreement with certain unaffiliated investors identified therein (each an “Investor”, and collectively “Investors”), to offer an aggregate of 1,785,000 Company’s ordinary shares (the “Securities”), with no par value, at $1.40 per ordinary share, for a total purchase price of $2,499,000 in principle (the “Purchase Price”). The transaction was closed on January 8, 2021 and the full Purchase Price was received by the Company and 1,784,992 shares of Company’s ordinary shares were issued to Investors.

