Form 20-F
period 2021-09-30
ZK International Group Co., Ltd.
filed 2022-01-28
CIK 1687451

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended September 30, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 28,918,177 Ordinary shares as of September 30, 2021.

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

•	xSigma Corporation, a British Virgin Islands company limited by ordinary shares (“xSigma Corporation” when individually referenced), 51% of its equity interest is held by ZK International;
•	xSigma Collectibles Limited, a British Virgin Islands company limited by ordinary shares (“xSigma Collectibles” when individually referenced), a wholly-owned subsidiary of ZK International;
•	xSigma Entertainment Limited, a British Virgin Islands company limited by ordinary shares (“xSigma Entertainment” when individually referenced), a wholly-owned subsidiary of ZK International;
•	xSigma Trading, LLC, a Delaware limited liability company (“xSigma Trading, LLC” when individually referenced), a wholly-owned subsidiary of xSigma Corporation;
•	ZK International Group Co., Ltd., a British Virgin Islands company limited by ordinary shares (“ZK International” when individually referenced);
•	ZK International Uganda Limited, a company incorporated under the laws of the Republic of Uganda (“ZK Uganda” when individually referenced), 80% of its equity interest is held by ZK International;
•	ZK Pipe Industry Co., Ltd., a Hong Kong limited company (“ZK Pipe” when individually referenced), which is a wholly-owned subsidiary of ZK International;
•

Zhejiang Zhengkang Industrial Co., Ltd. (also referred to as 浙江正康实业股份有限公司 in China), a PRC company (“Zhejiang Zhengkang” when individually referenced), 99% of its equity interest is held by Wenzhou Weijia;

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. All reference to “U.S. dollars”, “USD”, “US$” or “$” are to United States dollars. The exchange rates in effect as of September 30, 2021, 2020, and 2019 were US $1.00 for RMB 6.4434, RMB 6.7896, and RMB 7.1477, respectively. The average exchange rates for the years ended September 30, 2021, 2020 and 2019 were US $1.00 for RMB 6.5072, RMB 7.0056, and RMB 6.8753, respectively. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the fiscal years ended September 30, 2021, 2020, 2019, 2018, and 2017 and the selected consolidated balance sheets data as of September 30, 2021, 2020, 2019, 2018, and 2017 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

(All amounts in thousands of U.S. dollars, except Shares outstanding)

Statement of operations data:

	For the year ended September 30,
	2021	2020	2019	2018	2017
Revenue	$99,407,217	$86,846,791	$63,883,520	$54,884,381	$44,951,740
Cost of Revenue	$(92,936,029)	$(82,903,989)	$(48,239,478)	$(36,593,792)	$(31,843,337)
Gross Profit	$6,471,188	$3,942,802	$15,644,042	$18,290,589	$13,108,403
General and administrative expenses	$5,772,710	$2,482,972	$2,897,995	$4,071,116	$1,782,318
Research and development expenses	$1,234,161	$1,123,555	$1,452,061	$1,652,633	$1,331,111
Selling and marketing costs	$3,117,906	$2,215,651	$2,647,429	$2,949,204	$1,915,127
income from operations	$10,124,777	$(1,879,376)	$8,646,557	$9,617,636	$8,079,847
Interest expense	$(1,196,648)	$(1,000,554)	$(1,151,045)	$(1,239,170)	$(1,245,385)
Interest income	$13,733	$7,192	$24,437	$10,702	$24,459
Gain on disposal of subsidiary	—	536,612	—	—	—
Loss on investment	50,649	(256,937)	—	—	—
Other income, net	$431,438	$327,845	$921,973	$112,099	$69,772
Income before income taxes	$(4,354,417)	$(2,265,218)	$8,441,922	$8,501,267	$6,928,693
Income taxes	$552,146	$1,428,202	$(248,228)	$(1,398,210)	$(995,005)
Net income	$(3,802,271)	$(837,016)	$8,193,694	$5,933,688	$5,933,688
Foreign currency translation (loss)	$2,423,439	$2,319,048	$(1,694,278)	$272,237	$272,237
Comprehensive income	$(1,378,832)	$1,482,032	$6,499,416	$6,205,925	$6,205,925

Balance sheet data:

	2021	2020	2019	2018	2017
Current assets	$78,703,663	$64,782,494	$58,853,036	$64,347,173	$54,751,108
Total assets	$133,662,301	$86,450,504	$78,402,367	$76,398,563	$61,173,069
Current liabilities	$44,510,115	$40,877,485	$34,584,662	$39,130,971	$39,806,123
Total liabilities	$44,537,949	$41,146,775	$34,584,662	$39,130,971	$39,806,123
Total shareholders' equity	$89,124,352	$45,303,729	$43,817,705	$37,267,592	$21,366,946
Shares outstanding	28,918,177	16,558,037	16,558,037	16,528,037	13,068,346

B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

D. Risk Factors

Risks Related to Our Business and Industry

Our business could be materially harmed by the ongoing coronavirus (COVID-19) pandemic.

Since the end of 2019, there has been an ongoing spread of a novel strain of coronavirus (COVID-19) in China, which has spread rapidly to many parts of the world. In March 2020, the World Health Organization (“WHO”) declared the COVID-19 as a pandemic. Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures, which have caused material disruption to businesses globally resulting in an economic slowdown. These measures, though temporary in nature, may continue and increase depending on developments in the COVID-19’s outbreak.

Zhejiang Province, where we conduct a substantial part of our business, was materially impacted by the COVID-19. We followed the recommendations of local health authorities to minimize exposure risk for our employees, including the temporary closure of our offices and suspension of marketing activities, and having employees work remotely. Our on-site work was not resumed until mid-March 2020 upon approval from the local government. Due to the extended lock-down and self-quarantine policies in China, we experienced significant business disruption during the lock-down period from February to mid-March. The production of the Company’s suppliers and logistics services were suspended since early February and did not resume until February 25, 2020 and was picking up slowly after China reopened businesses nationwide.

The extent to which the COVID-19 outbreak impacts our financial condition and results of operations for the full year of 2021 cannot be reasonably estimated at this time and will depend on future developments that currently cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the COVID-19 outbreak or treat its impact, the government steps to combat the virus, the disruption to the general business activities of the PRC and the impact on the economic growth and business of our manufacturers and distributors for the foreseeable future, among others.

We may incur liability for unpaid taxes, including interest and penalties.

In the normal course of its business, our Company, including in particular Zhejiang Zhengkang and Wenzhou Zhengfeng, may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due. Although Zhejiang Zhengkang is currently entitled to a preferential income tax rate of 15% as we have been certified as a high-tech enterprise by the local agency and our management believe that the we have paid all taxes to date, PRC taxing authorities may take the position that the we owe more taxes than we have paid based on transactions conducted by ZK International or ZK Pipe, which may be deemed a resident enterprise, thereby resulting in taxable liability for Zhejiang Zhengkang. (See “Item 3. Key Information – D. Risk Factors - Risks Related to Doing Business in China –Under the Enterprise Income Tax Law, we may be classified as a ‘Resident Enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.”).

We recorded an income tax liability of $2,354,832, $3,188,615and $4,176,537for the fiscal years ended September 30, 2021, 2020 and 2019, respectively. It is possible that the tax liability of the Company for past taxes may be higher than those amounts. We believe that we have sufficient cash on hand to adequately meet any tax liability for the underpayment of income and business taxes. Additionally, we believe that we may be able to negotiate with local PRC taxing authorities a reduction to any amounts that such authorities may believe are due and a reduction to any interest or penalties thereon. We have no guarantee that we will be able to negotiate such a reduction. To the extent we can negotiate such amounts, national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes, interest and penalties in amounts greatly exceeding management’s estimates.

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

We might require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our existing solutions, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired.

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

While our operating activities provided $460,205 and $8,464,493 in net cash during the fiscal years ended September 30, 2020 and 2019, respectively, our operating activities used $3,479,064 in net cash during the fiscal year ended September 30, 2021. We cannot assure you that our operating activities will be able to provide net cash in the future. In addition, some of our accounts receivable have carried balance for more than 3 years. While we are actively collecting the remaining balance of these accounts receivable, we cannot assure you that we will be able to do so. If we continue experiencing an increase in accounts receivable without substantial collection of them, the weak liquidity could have a material adverse effect on our financial performance.”

The loss of any of our key vendors could have a materially adverse effect on our results of operations.

We consider our major vendors in each period to be those vendors that accounted for more than 10% of overall purchases in such period. We had three major vendors during the fiscal year ended September 30, 2021, who collectively accounted for 72.52% of total purchases. We had four major vendors during the fiscal year ended September 30, 2020, who collectively accounted for 70.10% of total purchase. We had two major vendors during the fiscal years ended September 30, 2019, who collectively accounted for 75.78% of total purchase. We purchase raw materials on the market at prevailing market prices. We believe that we can locate replacement vendors readily on the market for prevailing prices and that we would not have significant difficulty replacing a given vendor, any difficulty in replacing such a vendor could adversely affect our company’s performance to the extent it results in higher prices, slower supply chain and ultimately less desirable results of operations.

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

Our growth strategy includes building our brand, increasing market penetration of our existing products, developing new products, increasing our targeting of the pharmaceutical market in China, and increasing our exports. Pursuing these strategies has resulted in and will continue to result in substantial demands on management resources. In particular, the management of our growth will require, among other things:

●	continued enhancement of our research and development capabilities;
●	information technology system enhancement;
●	stringent cost controls and sufficient liquidity;
●	strengthening of financial and management controls and information technology systems; and
●	increased marketing, sales and support activities; and hiring and training of new personnel.

If we are not able to manage our growth successfully, our business and prospects would be materially and adversely affected.

Our bank accounts in China are not insured or protected against loss.

We maintain our cash with various banks and trust companies located in the PRC and the United States. Our cash accounts in China are not insured or otherwise protected. While China is currently considering implementation of banking insurance policies, it has not yet done so. Should any bank or trust company holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we would lose the cash on deposit with that particular bank or trust company.

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

Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing third party intellectual property rights. If we sell our branded products internationally, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our branded products in either China or other countries, including the United States and other countries in Asia. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

●	pay damage awards;
●	seek licenses from third parties;
●	pay ongoing royalties;
●	redesign our branded products; or
●	be restricted by injunctions,

each of which could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase or use of our branded products, which could have a material adverse effect on our financial condition and results of operations.

We are susceptible to general economic conditions, natural catastrophic events and public health crises, market downturns and changes in supply chains and sales demand could adversely affect our operating results.

Our operating results will be subject to fluctuations based on general economic conditions, in particular those conditions that impact graphite products industry. Deterioration in economic conditions could cause decreases in both retail and wholesale trade volume and reduce and/or negatively impact our short-term ability to grow our revenues. Further, any decreased collectability of accounts receivable or early termination of agreements due to deterioration in economic conditions could negatively impact our results of operations.

Furthermore, our business is subject to the impact of natural catastrophic events such as earthquakes, floods or power outages, political crises such as terrorism or war, and public health crises, such as disease outbreaks, epidemics, or pandemics in the U.S. and global economies, our markets and business locations. Currently, the rapid spread of coronavirus (COVID-19) globally has resulted in increased travel restrictions and disruption and shutdown of businesses. We may experience impacts from quarantines, market downturns and changes in customer behavior related to pandemic fears and impacts on our workforce if the virus becomes widespread in any of our markets. If the virus were to affect a significant number of our workforce employed in our business-to-business and business-to-customer sales operation, we may experience delays or the inability to deliver our products to customers on a timely basis. In addition, our manufacture process relies on raw materials and components provided by our suppliers. If the ongoing quarantining measures cause delays along our supply chain, we will likely experience manufacture slow-down for the indefinite future. Our customers include mainly domestic customers and we generally do not enter into long-term contracts with our customers; one or more of our customers, distribution partners, service providers or suppliers may experience financial distress, file for bankruptcy protection, go out of business, or suffer disruptions in their business due to the coronavirus outbreak; as a result, our operation revenues may be impacted. The extent to which the coronavirus impacts our results will depend on future developments, which are highly uncertain and will include emerging information concerning the severity of the coronavirus and the actions taken by governments and private businesses to attempt to contain the coronavirus, but is likely to result in a material adverse impact on our business, results of operations and financial condition at least for the near term.

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

Risks Related to Investment in CG Malta Holding Limited

We are subject to the risk of becoming an investment company under U.S. federal securities law, which may require us to fundamentally restructure our business or potentially to cease operations.

The Investment Company Act states that a company is an investment company if (i) it holds itself out to be an investment company or (ii) it is in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to own investment securities having a value exceeding 40% of the value of the company’s total assets on an unconsolidated basis, excluding U.S. Government securities and certain cash items (the “40% Test”). We believe that we will not be considered an investment company because we will not engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, we will be primarily engaged in the non-investment company businesses of the design and manufacture of steel pipes. We will monitor our holdings in equity securities of non-majority owned affiliates to ensure continuing and ongoing compliance with this test.

Although we intend and expect that we will be engaged primarily and predominantly in the steel pipe design and manufacturing business, and we intend to conduct our business on an ongoing basis, our subsidiary, xSigma Entertainment, has invested a total of $25 million in CG Malta Holding Limited as of the date of this annual report and has committed to invest an additional $15 million in CG Malta Holding Limited. The total investment in the amount of $50 million, if made in full, will guarantee xSigma Entertainment a total of 25% equity interest in CG Malta Holding Limited. For more details of the transaction, see “Item 4. Information of the Company – Recent Development – Investment in CG Malta Holding Limited.”

There can be no assurance that the laws and regulations governing the Investment Company Act, including the Division of Investment Management of the SEC providing more specific or different guidance regarding these exceptions will not change in a manner that adversely affects our operations. Any additional guidance from the SEC or its staff from this process or in other circumstances could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen. If we or our subsidiaries fail to maintain an exception from the Investment Company Act, we could, among other things, be required either to (1) change the manner in which we conduct our operations to avoid being required to register as an investment company, (2) effect sales of our assets in a manner that, or at a time when, we would not otherwise choose to do so or (3) register as an investment company, which could have an adverse effect on our business.

If an exemption were not available, we might be required to register as an investment company. Accordingly, to the extent we are deemed to be an investment company under the Investment Company Act, we may rely upon Rule 3a-2 of the Investment Company Act, which applies to “transient investment companies.” Rule 3a-2 permits a company that fails the 40% Test to remain exempt from the Investment Company Act for a period of up to one-year commencing upon the earlier of the date on which a company owns or proposes to own securities and/or cash having a value exceeding 50% of the value of the company’s total assets, on either a consolidated or unconsolidated basis, or the date on which the company owns or proposes to acquire investment securities in an amount that would fail the 40% Test. A company may only rely upon such Rule once in any three-year period. We have complied with the requirements of Rule 3a-2.

If, as a result of our operations, we are deemed to be an “investment company,” and cannot otherwise qualify for an exception or exemption from such definition, we would be required to register under the Investment Company Act as an investment company, fundamentally restructure our business or cease operations. As we are organized outside of the United States, we could not register as an investment company without first applying for and obtaining an order of the SEC permitting us to do so. These orders have been granted very infrequently. Registered investment companies are subject to extensive and restrictive regulation that can adversely affect businesses like ours. Accordingly, if we were to register as an investment company after obtaining an order permitting us to do so, we would not be able to operate our business as we currently intend to conduct it. If we were to decide to not register under the Investment Company Act or if we were unable to register under the Investment Company Act, we would have to fundamentally restructure our business or cease operations. If we were found in violation of the Investment Company Act, we could become subject to monetary penalties or injunctive relief, or both.

We could be deemed as a “Passive Foreign Investment Company” in the future.

A non-U.S. corporation will be treated as a “Passive Foreign Investment Company” (“PFIC”) for U.S. Federal Income Tax purpose if at least 75% its gross income is “passive income” or on average at least 50% of the value of its assets is attributable to assets that produce passive income. It is likely that xSigma Entertainment’s investment in CG Malta Holding Limited would be deemed passive. If xSigma Entertainment completes the full investment in CG Malta Holding Limited, there is a risk that the Company will become an investment company, a PFIC or both. The consequence of any of those scenarios, or even the perception that such scenarios could occur, could be a significant drop in the market price of our ordinary shares, possible civil litigation and regulatory enforcement.

The online gaming and interactive entertainment industry is a new and evolving industrys, presenting significant uncertainty and business risks for CG Malta Holding Limited.

The online gaming and interactive entertainment industry is relatively new and continuing to evolve. Whether these industries grow and whether our online business will ultimately succeed, will be affected by, among other things, developments in gaming platforms, legal and regulatory developments (such as the passage of new laws or regulations or the extension of existing laws or regulations to online gaming activities), taxation of gaming activities, data privacy laws and regulation and other factors that we are unable to predict and which are beyond our control. Given the dynamic evolution of these industries, it can be difficult to for CG Malta Holding Limited to plan strategically, and it is possible that competitors will be more successful than us at adapting to the changing landscape and pursuing business opportunities. Additionally, as the online gaming industry advances, including with respect to regulation, CG Malta Holding Limited may become subject to additional compliance-related costs, which may adversely affect the return on our investment in CG Malta Holding Limited.

Risks Related to the Stablecoin Exchange Platform

Our total revenue will be dependent on volume of transactions conducted on the stablecoin exchange platform. If xSigma Corporation does not manage to grow such volume, our business, operating results, and financial condition would be adversely affected.

xSigma Corporation plans to generate commission revenue from the stablecoin in connection with the exchange by users through the stablecoin exchange platform launched by xSigma Corporation in February 2021. Commission revenue will be based on transaction fees that are either a flat fee or a percentage of the value of each transaction. For the fiscal year ended September 30, 2021, although SIG is listed on Bittrex Global and has a public market price, due to SIG’s low trading volume and unstable market price, the Company decides not to recognize revenue for the token it owned until monetization of the token. As such, if xSigma Corporation does not manage to grow the transaction volume, our business, operating results and financial conditions would be adversely affected.

The demand for buying, selling, and trading of digital assets have historically been subject to significant volatility. The trading volume of any digital asset is subject to significant uncertainty and volatility, depending on a number of factors, including:

●	market conditions across the cryptoeconomy;
●	changes in liquidity, market-making volume, and trading activities;
●	trading activities on other digital platforms worldwide, many of which may be unregulated, and may include manipulative activities;
●	investment and trading activities of highly active retail and institutional users, speculators, miners, and investors;
●	the speed and rate at which digital is able to gain adoption as a medium of exchange, utility, store of value, consumptive asset, security instrument, or other financial assets worldwide, if at all;
●	decreased user and investor confidence in digital assets and digital platforms;
●	negative publicity and events relating to the cryptoeconomy;
●	unpredictable social media coverage or “trending” of digital assets;
●	the ability for digital assets to meet user and investor demands;
●	the functionality and utility of digital assets and their associated ecosystems and networks, including digital assets designed for use in various applications;
●	consumer preferences and perceived value of digital assets and digital asset markets;
●	increased competition from other payment services or other digital assets that exhibit better speed, security, scalability, or other characteristics;
●	regulatory or legislative changes and updates affecting the cryptoeconomy;

●	the characterization of digital assets under the laws of various jurisdictions around the world;
●	the maintenance, troubleshooting, and development of the blockchain networks underlying digital assets, including by miners, validators, and developers worldwide;
●	the ability for digital networks to attract and retain miners or validators to secure and confirm transactions accurately and efficiently;
●	ongoing technological viability and security of digital assets and their associated smart contracts, applications and networks, including vulnerabilities against hacks and scalability;
●	fees and speed associated with processing digital asset transactions, including on the underlying blockchain networks and on digital platforms;
●	financial strength of market participants;
●	the availability and cost of funding and capital;
●	the liquidity of digital platforms;
●	interruptions in service from or failures of major digital platforms;
●	availability of an active derivatives market for various digital assets;
●	availability of banking and payment services to support crypto-related projects;
●	level of interest rates and inflation;
●	monetary policies of governments, trade restrictions, and fiat currency devaluations; and
●	national and international economic and political conditions.

There is no assurance that any supported digital asset will maintain its value or that there will be meaningful levels of trading activities. In the event that xSigma Corporation does not manage to grow the transaction volume, our business, operating results and financial conditions would be adversely affected.

Cryptocurrency, including stablecoin, is not legal tender, is not backed by the U.S. government or most other governments, and customer balances are not covered by FDIC or SIPC protections. The value of a cryptocurrency may be derived in large part from the continued willingness of market participants to exchange legal tender for cryptocurrency, or a particular cryptocurrency for another, which, if such willingness diminishes or disappears, may result in permanent and total loss of value for that particular cryptocurrency.

A stablecoin is a class of cryptocurrencies that attempt to offer price stability and are backed by an underlying asset, often a fiat currency like the U.S. dollar. The stablecoins available for exchange on our exchange platform are DAI, USDC and USDT. Although they are considered fiat-backed stablecoins. They are not legal tender, are not backed by the U.S. government or most other governments and customer balances are not covered by FDIC or SIPC protections. Federal, state and foreign governments may restrict the use and exchange of cryptocurrency, including the stablecoins, and regulation in the U.S. and in other countries is still developing. For example, in September 2021, China declared all financial transactions involving cryptocurrencies illegal and issued a nationwide ban on cryptocurrency mining. Additionally, the value of cryptocurrencies is based in large part on market adoption and the continued willingness of market participants to exchange legal tender for cryptocurrency, or a particular cryptocurrency for another, which, if such willingness diminishes or disappears, may result in permanent and total loss of value for that particular cryptocurrency. Cryptocurrencies have only recently become selectively accepted as a means of payment by retail and commercial outlets and use of cryptocurrencies by consumers to pay such retail and commercial outlets remains limited. Banks and other established financial institutions may refuse to process funds for cryptocurrency transaction, process wire transfers to or from cryptocurrency exchanges, cryptocurrency-related companies or service providers, or maintain accounts for persons or entities transacting in cryptocurrency. Any of these actions, events or decisions could limit xSigma Corporation’s ability to operate the stablecoin exchange platform, reduce liquidity in the market and damage the public perception of cryptocurrencies generally, or any one cryptocurrency in particular, and their utility as a payment system, which could decrease the price of cryptocurrencies generally or individually. While xSigma Corporation has observed a continuing positive trend in the total market capitalization of cryptocurrency assets, driven by increased adoption of cryptocurrency trading by both retail and institutional investors and corporations as well as continued growth of various non-investing use cases, historical trends are not indicative of future adoption, and it is possible that the adoption of cryptocurrencies may slow, take longer to develop or never be broadly adopted, which would negatively impact xSigma Corporation’s business, financial condition and results of operations.

Furthermore, unlike securities or other traditional asset exchanges and financial services providers, cryptocurrency platforms are relatively new and, in some cases, unregulated or insufficiently regulated. Because of this, users may be less familiar with cryptocurrency platforms or may not fully understand the risks associated with them. Additionally, while many prominent cryptocurrency platforms provide the public with significant information regarding their ownership structure, management teams, corporate practices and regulatory compliance, many cryptocurrency platforms do not provide this information, which could result in users making uninformed investment decisions. As a result, the marketplace may lose confidence in cryptocurrency platforms. Further, any security weaknesses identified with a cryptocurrency, any actual or perceived improper trading in trading platforms, any other fraudulent or manipulative acts and practices, any unrecoverable loss of customer assets, and any associated negative publicity, could adversely affect the value of cryptocurrencies and negatively affect the market perception of such cryptocurrencies and, by extension, cryptocurrency markets and platforms, including xSigma Corporation’s stablecoin exchange platform.

Regulation of the cryptocurrency industry is incipient, fragmented and complex and will likely change substantially. xSigma Corporation’s interpretations of any cryptocurrency regulation may be subject to challenge by the relevant regulators and xSigma Corporation’s failure to comply with such regulation may negatively impact its ability to allow customers to buy, hold and sell cryptocurrencies with it in the future and may materially adversely affect its business, financial condition and results of operations.

xSigma Corporation’s stablecoin exchange platform currently provides customers with the ability to exchange a limited number of DAI, USDC and USDT. While both domestic and foreign regulators and governments are increasingly focused on the regulation of cryptocurrencies, there is currently no uniformly applicable legal or regulatory regime governing cryptocurrencies in the United States. Rather, xSigma Corporation’s business is subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties, and legal and regulatory interpretations and guidance in the markets in which it operates, including those governing financial services and banking, trust companies, securities, broker-dealers and alternative trading systems, commodities, money transmitters and money services businesses, credit, crypto asset custody, cross-border and domestic money and crypto asset transmission, consumer and commercial lending, usury, foreign currency exchange, privacy, data governance, data protection, cybersecurity, fraud detection, payment services (including payment processing and settlement services), consumer protection, escheatment, antitrust and competition, bankruptcy, tax, anti-bribery, economic and trade sanctions, anti-money laundering, and counter-terrorist financing. Cryptocurrencies are regulated by both federal and state authorities in the United States depending on their nature and the context of their usage, and regulation of cryptocurrencies continues to evolve. Recent initiatives by U.S. lawmakers and regulators have increasingly focused on cryptocurrencies and their impact on the economy, retail investors and securities markets, and lawmakers have urged the SEC and the CFTC to implement a comprehensive regulatory regime for cryptocurrencies. Various states within the U.S. have recently proposed, or are in the process of implementing, additional or enhanced licensing and other regulatory obligations on entities, such as xSigma Corporation’s stablecoin exchange platform, that provide cryptocurrency exchanging capabilities to retail investors. Cryptocurrency market disruptions and resulting governmental interventions are unpredictable, and may make cryptocurrencies, or certain cryptocurrency business activities, unprofitable or illegal altogether. There is a substantial risk of inconsistent regulatory guidance among federal and state agencies and state governments which, along with potential accounting and tax issues or other requirements relating to cryptocurrencies, could impede xSigma Corporation’s growth and operations.

Additionally, the significant uncertainty surrounding the regulation of cryptocurrencies requires xSigma Corporation to exercise its judgment as to whether certain laws, rules and regulations apply to it and, if so, how, and it is possible that governmental bodies and regulators may disagree with xSigma Corporation’s conclusions. To the extent xSigma Corporation has not complied with such laws, rules and regulations or regulators’ interpretation thereof, it could be subject to significant fines, revocation of licenses, limitations on its products and services, reputational harm and other regulatory consequences, each of which may be significant and could materially adversely affect xSigma Corporation’s business, financial condition and results of operations. In addition to existing laws and regulations, various governmental and regulatory bodies, including legislative and executive bodies, in the United States and in other countries may adopt new laws and regulations, or new interpretations of existing laws and regulations may be issued by such bodies or the judiciary. Any such new laws, regulations or interpretations may materially adversely impact the development of the cryptoeconomy as a whole and xSigma Corporation’s legal and regulatory status in particular by changing how it operates its business, how its products and services are regulated, and what products or services xSigma Corporation and its competitors can offer, requiring changes to xSigma Corporation’s compliance and risk mitigation measures, imposing new licensing requirements, or imposing a total ban on certain crypto asset transactions, as has occurred in certain jurisdictions in the past. Any one of these events could have a material adverse effect on xSigma Corporation’s business, financial condition, results of operations or prospects.

A particular cryptocurrecy’s status as a “security” in any jurisdiction is subject to a high degree of uncertainty and if xSigma Corporation is unable to properly characterize a cryptocurrecy it may be subject to federal or state regulatory scrutiny, investigations, fines and other penalties, which may adversely affect xSigma Corporation’s business, financial condition and results of operations.

The SEC and its staff have taken the position that certain cryptocurrencies fall within the definition of a “security” under the U.S. federal securities laws but that the application of the securities laws to cryptocurrencies may not be warranted in every instance. The legal test for determining whether any given cryptocurrency is a security is a highly complex, fact-driven analysis that has and will continue to evolve over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular cryptocurrency as a security, and it is difficult to predict the direction or timing of any continuing evolution of the SEC’s views in this area. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. The Report on Stablecoins published on November 1, 2021 by the President’s Working Group on Financial Markets (PWG), along with the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency, “stablecoins, or certain parts of stablecoin arrangements, may be securities, commodities and/or derivatives.” The SEC’s statement publish on the same day by Chair Gary Gensler states that “the use of stablecoins presents a number of public policy challenges with respect to protecting investors” and that the SEC and the CFTC “will deploy the full protections of the federal securities laws and the Commodity Exchange Act to these products and arrangements, where applicable.” In addition to the SEC and its staff taking the position that certain cryptocurrencies meet the definition of a “security” under the federal securities laws, the CFTC and its staff have generally taken the position that cryptocurrencies, at least to the extent they are not a security, meet the definition of a “commodity” under the Commodity Exchange Act. The CFTC has enforcement authority to impose fines and other remedies for manipulative or fraudulent activity in the commodities markets generally.

The classification of a cryptocurrency as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading and clearing of such assets. For example, a cryptocurrency that is a security in the U.S. may generally only be offered or sold in the U.S. pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in cryptocurrencies that are securities in the U.S. may be subject to registration with the SEC as a “broker” or “dealer.” Platforms that bring together purchasers and sellers to trade cryptocurrencies that are securities in the U.S. are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading system, in compliance with rules for alternative trading systems. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. Foreign jurisdictions may have similar licensing, registration and qualification requirements. In the event that the SEC, a foreign regulatory authority, or a court were to determine that a stablecoin currently offered, sold or exchanged on the xSigma Corporation’s platform is a “security” under applicable laws, xSigma Corporation could be subject to legal or regulatory action. This could include xSigma Corporation’s exchange platform being subject to judicial or administrative sanctions for failing to offer or sell a cryptocurrency in compliance with the registration requirements, or for acting as a broker, dealer or national securities exchange without appropriate registration, as xSigma Corporation is not a licensed broker-dealer. Such an action could result in injunctions and cease and desist orders, as well as civil monetary penalties, fines or disgorgement, criminal liability or reputational harm. Customers that traded such supported cryptocurrency and suffered trading losses could also seek to rescind a transaction that xSigma Corporation facilitated on the basis that it was conducted in violation of applicable law, which could subject xSigma Corporation to significant liability.

Risks Related to The Equity, Contract For Differences (CFD) and Crypto Trading Platform

Although xSigma Corporation have the know-your-customer, or KYC procedures to prevent offers and sales of CFD and Crypto assets in the United States or to U.S. persons, xSigma Corporation faces the risks related to the KYC procedures when the clients provide outdated, inaccurate, false or misleading information or use virtual private network to visit xSigma Trading, the equity, CFD and Crypto trading platform.

xSigma Trading, the equity, CFD and Crypto trading platform, is under beta testing and is planned to be launched by xSigma Corporation in February 2022. xSigma Corpoartion is activally seeking partners that are licensed in the markets that xSigma Trading will be launching in and plans to apply for its own license in the future. xSigma Trading or its licensed partners will establish a blacklist IP address to block the users from U.S. sanctioned countries and the U.S. xSigma Trading or its licensed partners will also collect client information during the account opening and registration process and screen accounts against public databases or collaborates with external service providers for purpose of verifying client identity and detecting risks. xSigma Corporation or its licensed partners will have a dedicated team to conduct the KYC procedure on new clients’ backgrounds and identify manually and will request the clients to reconfirm that they are not U.S. persons on an annual basis. xSigma Corporation will reject all account applications if there is any U.S. exposure. For example, we will not allow U.S. citizens or residents to open an account with xSigma Corporation and xSigma Corporation will require the potential clients to provide copies of their passports or identity cards in connection with their account applications. Although xSigma Corporation will require the clients to submit documents for proof of their identity for completing the account registration and to update such information from time to time, xSigma Corporation faces risks as the information provided by the clients may be outdated, inaccurate, false or misleading. xSigma Corporation cannot fully confirm the accuracy, currency and completeness of such information beyond reasonable effort. For instance, if a potential client only provides a non-U.S. passport or identity card, and misinforms xSigma Corporation that he or she does not also possess a U.S. passport or permanent resident card, xSigma Corporation might not be able to detect such misinformation. In addition, as a client who is not a U.S. citizen or resident at the time of account registration may later obtain U.S. citizenship or residential status and fail to update xSigma Corporation in a timely manner, our customer database might not be entirely accurate at all time. Despite the efforts to exclude persons who reside in jurisdictions where xSigma Corporation has no license or permit such as the United States, the provision of products and services to such clients could be in violation of the applicable laws and regulations in those jurisdictions, of which xSigma Corporation may have no awareness until xSigma Corporation is warned by the relevant supervising authorities. In addition, anonymous accounts are generally not allowed to be opened, heightened scrutiny measures are imposed on accounts opened on behalf of third parties and additional verification measures are conducted before xSigma Corporation accepts third party payments against the accounts of the clients.

Despite the safeguards, xSigma Corporation could still be subject to certain legal or regulatory sanctions, fines or penalties, financial loss, or damage to reputation resulting from such violations. There is no assurance that xSigma Corporation will be able to successfully identify and exclude all persons who resides in jurisdictions where xSigma Corporation has no license or permit to operate, including the United States. If U.S. citizens and residents were to register on and begin using the platform, xSigma Corporation may be subject to the scrutiny of U.S. regulatory agencies and required to comply with applicable laws and regulations in the United States, including the requirements to obtain relevant licenses and permits for providing the products to U.S. citizens and residents. In addition, xSigma Corporation may not be able to prevent users from using virtual private network or other high technology measures to circumvent the blacklist IP address to visit the websites. xSigma Corporation currently do not intend to apply for such licenses and permits in the United States, and if xSigma Corporation determines to do so, there is no guarantee that xSigma Corporation will successfully obtain such licenses in a timely fashion, or at all. xSigma Trading, LLC could be subject to disciplinary or other actions by the U.S. regulatory agencies due to claimed noncompliance which could have a material adverse effect on our business, financial condition and results of operations.

In addition, although xSigma Corporation have strict internal policies for continuing KYC procedures after the activation of accounts and for issues such as anti-corruption, economic sanctions, anti-money laundering, export controls and securities fraud, xSigma Corporation mainly rely on the continuing KYC procedures to ensure the compliance with relevant laws and regulations related to anti-corruption, economic sanctions, anti-money laundering, export controls and securities fraud. Although xSigma Corporation have trainings for the employees in all of the departments, the KYC system and procedures cannot be foolproof. Any potential flaw in the KYC system or any misconduct in the KYC procedures by any of the employees may lead to the failure of compliance with such relevant laws and regulations, which will further subject xSigma Corporation to certain legal or regulatory sanctions, fines or penalties, financial loss, or damage to reputation.

Risks Related to the Non-fungible Token (NFT) Marketplace

The failure to safeguard and manage xSigma Collectibles’ customers’ fiat money and crypto assets could adversely impact our business, operating results, and financial condition.

In November 2021, xSigma Collectibles launched MaximNFT, an exclusive NFT marketplace in partnership with the iconic men's lifestyle brand Maxim. The success of MaximNFT requires significant public confidence in our ability, or the partners or service providers, if any, to properly manage customers’ balances and assets and handle large transaction volumes and amounts of customer funds. xSigma Collectibles must continue to strengthen the associated internal controls and ensure that the service providers do the same. In addition, xSigma Collectibles may be dependent on the service providers’ operations, liquidity, and financial condition for the proper maintenance, use, and safekeeping of these customer assets. MaximNFT allows its users to connect and link their own digital wallets, such as Metamask, to the MaximNFT marketplace, therefore, any failure by xSigma Collectibles or the service providers to maintain the necessary controls or to manage customers’ crypto assets and funds appropriately and in compliance with applicable regulatory requirements could result in reputational harm, significant financial losses, lead customers to discontinue or reduce their use of xSigma Collectibles’ and the service providers’ products, and result in significant penalties and fines and additional restrictions, which could adversely impact our business, operating results, and financial condition.

xSigma Collectibles, or the partner, or the service providers, may deposit, transfer, and custody customer’s NFT in multiple jurisdictions. In each instance, xSigma Collectibles is required to safeguard customers’ assets using high-level security standards applicable to the or service providers’ hot and cold wallet and storage systems, as well as the financial management systems. xSigma Collectibles’ security technology is designed to prevent, detect, and mitigate inappropriate access to the systems, by internal or external threats. We believe xSigma Collectibles has developed and maintained administrative, technical, and physical safeguards designed to comply with applicable legal requirements and industry standards. However, it is nevertheless possible that hackers, employees or service providers acting contrary to xSigma Collectibles’ policies, or others could circumvent these safeguards to improperly access xSigma Collectibles’ systems or documents, or the systems or documents of the business partners, agents, or service providers, and improperly access, obtain, misuse customers’ crypto assets and funds. The methods used to obtain unauthorized access, disable, or degrade service or sabotage systems are also constantly changing and evolving and may be difficult to anticipate or detect for long periods of time. Additionally, transactions undertaken through the platform or other electronic channels may create risks of fraud, hacking, unauthorized access or acquisition, and other deceptive practices. Any security incident resulting in a compromise of customer assets could result in substantial costs to xSigma Collectibles and require xSigma Collectibles to notify impacted individuals, and in some cases regulators, of a possible or actual incident, expose xSigma Collectibles to regulatory enforcement actions, including substantial fines, limit xSigma Collectibles’ ability to provide services, subject xSigma Collectibles to litigation, significant financial losses, damage our reputation, and adversely affect our business, operating results, financial condition, and cash flows.

Risks Related to Doing Business in China

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our holding company or subsidiaries were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which may cause the value of our ordinary shares to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People's Congress voted and passed the "Personal Information Protection Law of the People's Republic of China", or “PRC Personal Information Protection Law”, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which will take effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

We do not believe that we or any of our subsidiaries is deemed to be an “Operator” that are required to file for cybersecurity review, because (i) we do not collect or store personal information except for those of our employees and such number of PRC individuals are much less than one million and (ii) as of the date of this annual report, none of our subsidiaries have been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review or a CSRC review.

However, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries, their respective abilities to accept foreign investments and the continued listing of our ordinary shares on Nasdaq or other foreign exchanges. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If any of our subsidiaries is deemed to be an “Operator”, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to our subsidiaries, the business operation of our subsidiaries and the continued listing of our ordinary shares on Nasdaq could be subject to the CAC’s cybersecurity review in the future. If any of our subsidiaries become subject to the CAC review, we cannot assure you that our subsidiaries will be able to comply with the regulatory requirements in all respects and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, our subsidiaries may become subject to fines and other penalties which may have a material adverse effect on our business, operations and financial condition and may cause the value of our ordinary shares to significantly decline or be worthless.

The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, adopted the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe to the increased capital of a domestic company and thus change the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the assets of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport to require offshore special purpose companies/vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain approval from the CSRC prior to publicly listing their securities on an overseas stock exchange.

On July 6, 2021, the State Council and General Office of the CPC Central Committee issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. The opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”)on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“ Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations.

There remain some uncertainties as to whether the Draft Overseas Listing Regulations are appliable to us and our continued listing on Nasdaq. If it is determined that CSRC approval is required for our continued listing, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, suspension of business operations in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares.

The Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As the Opinions were recently issued, official guidance and interpretation of the Opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of the Opinions or any future implementation rules on a timely basis, or at all.

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

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive (loss)/income.” For the years ended September 30, 2021, 2020 and 2019, we had adjustment gain of $2,423,439, adjustment gain of $2,319,048, and adjustment loss of $1,694,278, respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

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

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

We are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. We did not pay, or were not able to pay, certain social insurance or housing fund contributions for all of our employees and the amount we paid was lower than the requirements of relevant PRC regulations. If we are determined by local authorities to fail to make adequate contributions to any employee benefits as required by relevant PRC regulations, we may face late fees or fines in relation to the underpaid employee benefits. As a result, our financial condition and results of operations may be materially and adversely affected.

Risks Related to Our Corporate Structure

We are a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our expenses or pay dividends to holders of our ordinary shares.

We are a BVI holding company and conduct substantially all of our business through our subsidiaries in China. We may rely on dividends to be paid by our PRC subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict our PRC subsidiaries’ ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, our PRC subsidiaries may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital.

Our PRC subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of any one of our PRC subsidiaries to use its Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law, or EIT, and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC entity. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to their immediate holding company in Hong Kong, ZK Pipe. ZK Pipe intends to apply for the tax resident certificate when its immediate subsidiary, Wenzhou Weijia, plans to declare and pay dividends to ZK Pipe. As of the date of this annual report, Wenzhou Weijia do not have plans to declare and pay dividends to ZK Pipe.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.

As an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries, or may make additional capital contributions to our PRC subsidiaries, subject to satisfaction of applicable governmental registration and approval requirements.

Any loans we extend to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, cannot exceed the statutory limit and must be registered with the local counterpart of the SAFE.

We may also decide to finance our PRC subsidiaries by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, these capital contributions are subject to registration with or approval by the MOFCOM or its local counterparts. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and use of the proceeds. On March 30, 2015, SAFE promulgated Circular 19, which took effect and replaced certain previous SAFE regulations from June 1, 2015. SAFE further promulgated Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of the applicable circulars and rules may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. These circulars may limit our ability to transfer the net proceeds from this offering to our PRC subsidiaries, and we may not be able to convert the net proceeds from this offering into Renminbi to invest in or acquire any other PRC companies in China.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or capital contributions to our PRC subsidiaries by us. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Our Ordinary Shares

Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such securities from being traded on a national securities exchange or in the over the counter trading market in the United States.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, SEC announced that the PCAOB designated China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCAA.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, ZH CPA, LLC, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is based in Denver Colorado and is subject to inspection by the PCAOB on a regular basis, with the latest inspection completed in January 2021.

However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange. In addition, the above amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected. If our auditor is unable to meet the PCAOB inspection requirement, we may be required to engage a new audit firm, which would require significant expense and management time. If we cannot engage a new auditor within a reasonable time under reasonable terms, our ordinary shares may be delisted, and the price of our ordinary shares may significantly decrease or become worthless.

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

ZK International was incorporated on May 13, 2015 under the laws BVI, with 100% of the founding shares held by Kai Chun Cheng. On the same date, Jiancong Huang, Mingjie Wang, Guolin Wang, Jiandi Wang and Yangming Wang entered into an agreement to vote in concert in ZK International with Mr. Huang appointed as proxy effective completion of transfer of the ordinary shares held by Mr. Cheng. Pursuant to the agreement, which has a term of 20 years from its effective date of May 13, 2015, if the parties are unable to reach a unanimous consent in relation to the matters requiring action in concert, a decision made by more than 50% of the voting rights of the parties will be deemed a decision unanimously passed by all parties and will be binding on all parties. On July 29, 2015, Mr. Cheng entered into equity interest transfer agreements with and transferred to these individuals 45%, 20%, 20%, 10% and 5%, respectively, of ZK International’s equity interest on October 12, 2015. All of these individuals are officers or directors of ZK International and/or our operating entity Zhejiang Zhengkang. As of January 28, 2022, our officers and/or directors beneficially own approximately 28.92% of our outstanding shares. As a result, our officers and directors will possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders.

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

As a foreign private issuer, we are permitted to, and did follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer, we are permitted to and did follow certain home country corporate governance practices instead of those otherwise required under the applicable rules of the Nasdaq Capital Market for domestic U.S. issuers, provided that we disclose the requirements we are not following and describe the home country practices we are following. We have elected to follow home country practice in British Virgin Islands in lieu of Nasdaq Capital Market Listing Rule 5600 with the exception of those rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3). See “Item 16G. Corporate Governance”. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may provide less protection to you than what is accorded to investors under the applicable rules of the Nasdaq Capital Market applicable to domestic U.S. issuers.

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

We have incurred and will continue to incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

As a public company, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and the Nasdaq Capital Market require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make many corporate activities more time-consuming and costly.

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

Volatility in our ordinary share price may subject us to securities litigation.

The market for our ordinary share may have, when compared to seasoned issuers, significant price volatility and we expect that the price of our ordinary shares may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities to the Company and could divert our management’s attention and resources.

The market price of the Company’s ordinary shares may continue to be volatile.

The trading price of our ordinary shares has been volatile and could continue to be subject to wide fluctuations in response to various factors, some of which are beyond our control. From the beginning of 2021 through August 25, 2021, our ordinary shares have traded at a low of $2.55 and a high of $14.60 irrespective of our operating performance and with no discernable announcements or developments by the company or third parties. We may incur rapid and substantial decreases in our stock price in the foreseeable future that are unrelated to our operating performance or prospects. In addition, the recent outbreak of COVID-19 has caused broad stock market and industry fluctuations. The stock market in general and the market for companies such as us in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may experience losses on their investment in our ordinary shares. A decline in the market price of our ordinary shares also could adversely affect our ability to issue additional shares or other of our securities and our ability to obtain additional financing in the future. Factors affecting the trading price of the Company’s ordinary shares may include:

●	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;
●	changes in the market’s expectations about our operating results;
●	success of competitors;
●	our operating results failing to meet the expectation of securities analysts or investors in a particular period;
●	changes in financial estimates and recommendations by securities analysts concerning the Company or the lending market in general;
●	operating and stock price performance of other companies that investors deem comparable to the Company;
●	our ability to market new and enhanced services on a timely basis;

●	changes in laws and regulations affecting our business;
●	commencement of, or involvement in, litigation involving the Company;
●	the Company’s ability to access the capital markets as needed;
●	changes in the Company’s capital structure, such as future issuances of securities or the incurrence of additional debt;
●	the volume of our ordinary shares available for public sale;
●	any major change in our board or management;
●	sales of substantial amounts of ordinary shares by our directors, executive officers or significant shareholders or the perception that such sales could occur; and
●	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

A possible “short squeeze” due to a sudden increase in demand of our ordinary shares that largely exceeds supply may lead to additional price volatility.

Historically there has not been a large short position in our ordinary shares. However, in the future investors may purchase our ordinary shares to hedge existing exposure or to speculate on the price of our ordinary share. Speculation on the price of our ordinary shares may involve long and short exposures. To the extent an aggregate short exposure in our ordinary shares becomes significant, investors with short exposure may have to pay a premium to purchase shares for delivery to share lenders at times if and when the price of our ordinary shares increases significantly, particularly over a short period of time. Those purchases may in turn, dramatically increase the price of our ordinary shares. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in our ordinary shares that are not directly correlated to our business prospects, financial performance or other traditional measures of value for the Company or its ordinary shares.

ITEM 4.INFORMATION ON THE COMPANY

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

September 2020 Registered Direct Offering

On September 25 and October 16, 2020, we closed a registered direct offering (the “September 2020 Offering”) with certain investors pursuant to certain securities purchase agreements, pursuant to which we issued convertible debentures (the “September 2020 Convertible Debentures”) in the aggregate principal amount of $1,400,000, convertible into our ordinary shares. The initial closing of a September 2020 Convertible Debenture in an amount of $100,000 occurred on September 25, 2020 and the second closing of September 2020 Convertible Debentures in an amount of $1,300,000 occurred on October 16, 2020. We plan to use the proceeds for working capital and other general corporate purposes.

The September 2020 Convertible Debentures have an annual interest rate of 5% and a term of 12 months from the date of issuance, and are convertible into ordinary shares at 70% of the average closing price during the seven (7) consecutive trading days immediately preceding the date of conversion with a floor price of $0.62 per share.

The September 2020 Offering was effected as a takedown off the Company’s shelf registration statement on Form F-3 (File No. 333-230860) filed by the Company on April 15, 2019, which was declared effective by the SEC on April 29, 2019, pursuant to a prospectus supplement filed with the SEC on September 22, 2020.

As of the date of this annual report, all of the outstanding principal and interest underlying the Convertible Debentures have been converted into a total of 1,394,253 ordinary shares.

December 2020 Registered Direct Offering

On December 23, 2020, we closed a registered direct offering (the “December 2020 Offering”) with certain investors pursuant to certain securities purchase agreements, pursuant to which we sold a total of 1,784,992 ordinary shares at a price of $1.40 per share. We received gross proceeds in the amount of approximately $2,499,000. We plan to use the proceeds for working capital and other general corporate purposes.

The December 2020 Offering was effected as a takedown off the Company’s shelf registration statement on Form F-3 (File No. 333-230860) filed by the Company on April 15, 2019, which was declared effective by the SEC on April 29, 2019, pursuant to a prospectus supplement filed with the SEC on December 22, 2020.

Consultancy Agreement

On February 15, 2021, the Company entered into a consultancy agreement with Dentoro Alliance LP, a company incorporated in the Republic of Ireland (the “Consultant”), pursuant to which the Consultant agreed to provide marketing services for the business development of xSigma Corporation including website development, protocol development and implementation, social media and community management, content creation and public relations management. In exchange for the Consultant’s services, the Company agreed to pay the Consultant initial compensation and performance earn-out. The initial compensation includes 250,000 ordinary shares of the Company, valued at $2.00 per share with a total consideration of $500,000, which were issued upon execution of such consultancy agreement, and warrants to purchase a total of 2,500,000 ordinary shares, which include (i) warrants to purchase 400,000 ordinary shares, exercisable at $1.00 per share only when Company’s closing bid price is at least $2.00 for ten consecutive trading days, (ii) warrants to purchase 1,000,000 ordinary shares, exercisable at $1.50 per share only when Company’s closing bid price is above $2.50 for seven consecutive trading days, (iii) warrants to purchase 500,000 ordinary shares, exercisable at $2.00 per share only when Company’s closing bid price is at least $3.50 for seven consecutive trading days, (iv) Warrants to purchase 600,000 ordinary shares, exercisable at $2.50 per share, only when Company’s closing bid price is at least $4.25 for seven consecutive trading days. All the warrants will expire nine months after issuance and may be permitted for cash or cashless exercise at Company’s option pursuant to a definitive warrant agreement. The performance earn-out includes 1,000,000 ordinary shares of the Company if xSigma Corporation generates $2,500,000 or more in audited operating net income in any fiscal year of xSigma Corporation (the “Milestone Event”). This performance earn-out precludes the Consultant from earning any additional share based on the Milestone Event.

The warrants and ordinary shares, when issued pursuant to such consultancy agreement, will be issued in reliance upon the exemption from securities registration afforded by the provisions of Regulation S as promulgated by the SEC under the Securities Act of 1933, as amended (the “Securities Act”). The Company made the determination based upon the factors that the Consultant is not a “U.S. Person” as that term is defined in Rule 902(k) of Regulation S under the Securities Act, that the Consultant was acquiring our securities for investment purposes for its own respective account and not as nominees or agents, and not with a view to the resale or distribution thereof, and that the Consultant understood that the shares of our securities may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

February 2021 Registered Direct Offering

On February 24, 2021, the Company closed a registered direct offering (the “February 2021 Offering”) of an aggregate investment of approximately $4,600,000 pursuant to certain securities purchase agreement with several accredited investors dated February 22, 2021 for the issuance by the Company of (i) 1,295,770 ordinary shares of the Company; (ii) first registered investor warrants, with a term of five (5) years exercisable immediately upon issuance, to purchase an aggregate of up to 1,295,770 ordinary shares at an exercise price of $4.00 per share, subject to customary adjustments thereunder; and (iii) second registered investor warrants, with a term of five (5) years exercisable immediately upon issuance, to purchase an aggregate of up to 1,295,770 ordinary shares at an exercise price of $4.50 per share, subject to customary adjustments thereunder. Holders of the warrants may exercise them by paying the applicable cash exercise price or, if there is not an effective registration statement for the sale of the ordinary shares underlying such warrants at the time of exercise, by exercising on a cashless basis pursuant to the formula provided in the warrants.

The February 2021 Offering was pursuant to the Securities Act, pursuant to a prospectus supplement filed on February 23, 2021 to the Company’s currently effective registration statement on Form F-3 (File No. 333-230860), which was initially filed with the SEC on April 15, 2019 and was declared effective on April 29, 2019.

As of the date of this annual report, 270,696 warrants have been exercised and the Company has received $964,779.

xSigma DeFi Project

In February 2021, xSigma Corporation launched its DeFi Protocol, a stablecoin exchange platform built on smart contract, which is available at https://xsigma.fi. Liquidity provider who provides liquidity for certain stable coin on the exchange is awarded a certain amount of SIG token, a governance token issued by the smart contract. The SIG holder is entitled to the commission revenue generated by the exchange and as the project founder xSigma Corporation is holding 30% all SIG token issued and outstanding. On April 2021, SIG was listed on Bittrex Global and it continues to be available for trading. The "SIG" Token is a governance token of xSigma DEX based on the Ethereum network. The xSigma DEX allows users to swap stablecoins, such as USDT, USDC and DAI. However, for the fiscal year ended September 30, 2021, although SIG is listed on Bittrex Global and has a public market price, due to SIG’s low trading volume and unstable market price, the Company decides not to recognize revenue for the token it owned until monetization of the token. . In addition, xSigma Corporation launched the second version, V2, of its Protocol on Binance Smart Chain (BSC) on November 30, 2021, which raised over $1.5m of liquidity on the launch day. See “Item 3. Key Information – D. Risk Factors – Risks Related to the Stablecoin Exchange Platform.”

The xSigma R&D lab has also been working on its ETF-like decentralized platform but has decided to focus on its DeFi and NFT projects in the near future.

March 2021 Registered Direct Offering

On March 25, 2021, the Company closed a registered direct offering (the “March 2021 Offering”) of 4,000,000 ordinary shares of the Company for an aggregate gross proceeds of $18,000,000 pursuant to certain securities purchase agreement with several accredited investors dated March 22, 2021.

The March 2021 Offering was pursuant to the Securities Act, pursuant to a prospectus supplement filed on March 23, 2021 to the Company’s currently effective registration statement on Form F-3 (File No. 333-230860), which was initially filed with the SEC on April 15, 2019 and was declared effective on April 29, 2019.

Amended and Restated Memorandum and Articles of Association

In March 2021, our Board of Directors passed a resolution to amend the Articles of Association of the Company to change the quorum for a meeting of shareholders to one third (33.3%) of the votes of the shares or class or series of shares entitled to vote on resolutions of shareholders. The Amended and Restated Memorandum and Articles of Association, incorporating the change to the quorum for a meeting of shareholders, became effective on March 30, 2021 upon the registration by the Registrar of Corporate Affairs of the British Virgin Islands.

2021 Equity Incentive Plan

In March 2021, our Board of Directors and shareholders of the Company holding an aggregate of 14,425,664 ordinary shares, representing approximately 57% of the total issued and outstanding as of March 25, 2021 took action by written consent to approve the 2021 equity incentive plan, which provides for an aggregate of four million two hundred thousand (4,200,000) ordinary shares to be available for awards to current or prospective employees, directors, advisors or consultants of the Company or its affiliates.

Investment in CG Malta Holding Limited

xSigma Entertainment Limited is primarily engaged in the online gaming industry. Subsequent to the formation of xSigma Entertainment, xSigma Entertainment entered into a share subscription agreement with CG Malta Holding Limited (“CG Malta”), dated April 4, 2021, as amended on August 4, 2021 and December 27, 2021. On April 4, 2021, xSigma Entertainment acquired 12% interest in CG Malta for a total of $15 million and agreed to subscribe to an additional number of ordinary shares in CG Malta for a total purchase price of $35 million, which will guarantee xSigma Entertainment an additional 13% interest in CG Malta. In September 2021, xSigma Entertainment completed an investment of $10 million in CG Malta, representing an additional 3.73% in CG Malta. xSigma Entertainment has further agreed to complete an investment of $5 million in CG Malta no later than February 15, 2022 and an investment of $5 million in CG Malta no later than March 15, 2022, and to sign a separate subscription agreement for the remaining investment no later than April 30, 2022. See “Item 3. Key Information – D. Risk Factors – Risks Related to Investment in CG Malta Holding Limited.”

CG Malta is a globally licensed sports betting and casino operator that launched MaximBet in Colorado on September 12, 2021. MaximBet is sports betting and casino website, available at MaximBet.com and through iOS and Android applications that will allow users to bet on sports and casino in the United States and around the world. Established in 2017, CG Malta is a rapidly-growing licensed sports betting and casino operator that is hyper-focused on capitalizing on the multi-billion dollar legalized sports betting and iGaming industry in the United States. The company was formed by top executives with more than 100 years of collective experience in the gaming industry and utilizes proprietary technology to build personalized consumer betting experiences. Harnessing the power of the Maxim men's lifestyle brand, MaximBet gives players incredible real life and virtual access to celebrities, athletes and influencers, and lets guests truly live the Maxim lifestyle wherever they live and play. Colorado is the “first of many” state launches for MaximBet, CG Malta is also planning launches in Indiana, Iowa and New Jersey, which allows real-money online casino gaming. Additional target states for the early run on MaximBet sportsbook launches include Pennsylvania, Louisiana, Missouri and Mississippi. In addition, the company struck a market access deal in Arizona, but was not selected for one of the state’s limited online licenses. By law, MaximBet is allowed to open a retail sportsbook at Hoh-Dah Resort-Casino in Pinetop, Arizona.  In the meantime of exploring this opportunity, MaximBet continues to look for Market Access in the state of Arizona.

Engagement with Susan Kilkenny

On April 5, 2021, ZK International entered into a consulting agreement (the “Consulting Agreement”) with Susan Kilkenny (the “Consultant”), pursuant to which the Company engages the Consultant as “Senior Strategic Marketing Advisor”, and the Consultant will assist the Company in international marketing and branding services, building the “xSigma Entertainment” brand.

The Consultant shall receive from the Company 200,000 ordinary shares of the Company and stock options or warrants to purchase 50,000 shares of the Company upon execution of the Consulting Agreement, with the option exercisable at an exercise price of $10.00 per share for three years from the date of issuance. The Consultant shall also receive, from the Company, options to purchase up to an additional 200,000 shares exercisable at an exercise price of $10.00 for three years from the date of each issuance. The options shall be vested and issued on a quarterly basis starting from the third month of the engagement.

August 2021 Registered Direct Offering

On August 26, 2021, the Company closed a registered direct offering (the “August 2021 Offering”) for the sale of convertible debentures (the “August 2021 Convertible Debentures”) in the aggregate principal amount of $12,679,000, convertible into the Company's ordinary shares, with no par value per share. The Company received gross proceeds of approximately $12,679,000, before deducting offering expenses, and intends to use the net proceeds from the Registered Offering for working capital and other general working capital purpose. The Company may also use the proceeds to acquire certain assets that the Board of Directors may deem appropriate for the growth of the Company.

The August 2021 Convertible Debentures have an annual interest rate of 5% and a term of 12 months from the date of issuance, and are convertible into ordinary shares at 80% of the volume weighted average closing price during the seven (7) consecutive trading days immediately preceding the date of conversion (the “Conversion Price”), subject to a floor price of $2.50 per share and a cap equals to 19.99% of the ordinary shares of the Company issued and outstanding as of the date of the Securities Purchase Agreements. The Company may issue up to 5,125,086 ordinary shares upon holders’ conversion of the August 2021 Convertible Debentures for an aggregate of $13,312,950 in principal and interests. The actual number of ordinary shares as converted and issued will vary depending on the Conversion Price.

The securities were registered with the Securities and Exchange Commission (the “SEC”), under the Securities Act, pursuant to a prospectus supplement to the Company’s currently effective registration statement on Form F-3 (File No. 333-230860), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 15, 2019, and was declared effective on April 29, 2019.

Launch of MaximNFT

On November 29, 2021, xSigma Collectibles launched its new marketplace brand called MaximNFT ("MaximNFT"), available at www.maximnft.com. This exclusive NFT (Non-Fungible Token) marketplace is a partnership between xSigma Collectibles and the iconic men's lifestyle brand Maxim. MaximNFT seeks to provide the best customer experience and innovative NFT solutions. It will allow customers to create and sell NFTs on various blockchains. Some of the collectibles will come with unique real-world experiences for buyers. Furthermore, MaximNFT will offer an innovative "NFT tokenization" feature that will allow customers to trade fractions of any NFT in the market. MaximNFT plans to focus on sports and celebrities' collectibles, as well as gaming content. MaximNFT is betting on the rise of gaming and the utilization of NFT technology for in-game purchases and collectibles. Additionally, MaximNFT will combine its NFTs with new AR and VR technologies. MaximNFT's partnered athletes will certify their own unique sets of 3D digital collectibles that will be exclusive to the platform. A host of sports superstars, including Matt Carpenter, Jerami Grant, Janoris Jenkins, Devon Kennard, Cris Cyborg and others will launch their exclusive NFT collections on the platform. See "Item 3. Key Information - D. Risk Factors - Risks Related to the Non-fungible Token (NFT) Marketplace."

MaximNFT is built in partnership with Maxim magazine. Maxim is a lifestyle brand that has earned its position over its 25-year history. Maxim engages with more than 10 million men monthly through its website and social platforms. On July 12, 2021, xSigma Collectibles entered into a License Agreement (the “License Agreement”) with Maxim Inc. (“Maxim”), pursuant to which Maxim granted xSigma Collectibles an exclusive non-assignable license to use the trademarks of Maxim in connection with the promotion and operation of Maxim NFT. In addition, MaximNFT will be the exclusive seller of Maxim's own NFTs. The License Agreement shall be for a period of five year (the “Initial Term”) and can be extended for three additional five-year periods (each an “Extension”) if xSigma Collectibles requests such Extension in writing at least 90 days, but no more than one year, before the expiration of the License Agreement. Maxim has the right to terminate the License Agreement immediately by giving xSigma Collectibles a notice of termination if xSigma Collectibles or its creditors on behalf of xSigma Collectibles institutes proceedings seeking relief under a bankruptcy act or any similar law. xSigma Collectibles has the right to terminate the License Agreement immediately by giving Maxim a notice of termination if (i) Maxim or its creditors on behalf of Maxim institutes proceedings seeking relief under a bankruptcy act or any similar law, or (ii) Maxim loses its rights to the licensed trademarks. If either party breaches its material obligations under the License Agreement, the other party has the right to terminate the License Agreement by giving the breaching party a notice of intention to terminate. Such termination will become effectively automatically and without further notice unless the breaching party cure such breach within 30 days after such notice. Additionally, Maxim has a right to terminate the License Agreement if xSigma Collectibles fails to comply with the approval, submission or quality requirements of the License Agreement or fails to adhere to any guidelines or specifications if such failure occurred despite reasonable efforts by xSigma Collectibles to comply with the applicable approval processes and/or guidelines and upon discovering such failure or being provided with notice of the failure, xSigma Collectibles promptly, but in no event longer than 10 days after discovery or notice, discontinued any non-compliant uses and takes reasonable steps to prevent future non-compliance. The License Agreement also contains covenants regarding the protection of Maxim’s intellectual property rights, approval and guideline on the use of the licensed trademarks, indemnification obligations of the Maxim and xSigma Collectibles with respect to its use of the licensed trademarks, and other customary provisions.

xSigma Trading

In October 2021, xSigma Corporation launched the beta version of its two flagship trading platforms, “xSigma Trading” for CFD trading and “xSigma Trader” for Crypto, Crypto Options and Crypto Derivatives, both flatforms are under the brand name “xSigma Trading”.

xSigma Trading is a proprietary, robust, dynamic, interactive trading platform that focuses on equity, CFD, Crypto, Crypto Options and Crypto derivatives trading in global markets via its advanced, independent design and cutting-edge technology. Through xSigma Trading, all traders can participate in the CFD marketplace and engage in the trading of various unique products and offerings including some of the most restricted stock lists in the marketplace. In addition, the platform allows participants to diversify their crypto currency risk by using products like immediate and short-term crypto options and derivatives. In the near future, xSigma Trading plans to allow the offering of a large variety of crypto currencies and a marketplace for most new crypto listings to trade.

With the recent release of our Android application, xSigma Trading has several projects in development. It is planned that customers will have access to trade U.S. equities and Crypto through xSigma Trading’s website version, as well as on both Android and iOS applications by April 2022.

xSigma Trading’s services and products will be offered worldwide, excluding residents of the United States, and are tailored to both retail and institutional investors. Currently, xSigma Trading is open for beta testing with plans to launch live trading as soon as February 2022. xSigma Corpoartion is activally seeking partners that are licensed in the markets that xSigma Trading will be launching in and plans to apply for its own license in the future. See “Item 3. Key Information – D. Risk Factors – Risks Related to The Equity, Contract For Differences (CFD) and Crypto Trading Platform.”

Industry Overview

Stainless Steel Pipe

We believe that we are in the early stages of four trends that are reshaping how water is accessed and managed by our community on a daily basis:

●	As urbanization continues, cities in China will face tremendous challenges providing clean and safe water distribution in urban areas
●	People are realizing that access to potable water in their home should not be a privilege, but a right. Many are now asking for improved water distribution systems.
●	Stainless steel is considered the safest and most environmental-friendly material for clean water transmission, and these features are being recognized by the market.
●	As water distribution systems are becoming more complex, water supply companies are seeking suppliers that not only supply products, but also engage in projects and are adaptable and responsive to ever-changing project demands.

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

From 2010 to 2017, the length of China’s water supply pipelines and total water supply have increased year by year, as illustrated below. In 2017, the length of China’s water supply pipelines reached 797,000 kilometers, a year-on-year increase of 5.28%; China's total water supply reached 59.38 billion cubic meters, a year-on-year increase of 2.26%.

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

Decentralized Finance (DeFi)

Centralized exchanges have been the backbone of the cryptocurrency market for years. They offer fast settlement, high trading volume, and continually improving liquidity. However, there's a parallel world being built in the form of trustless protocols. DeFi and decentralized exchanges (DEX) aims to build a system which can work openly, securely, and in a modular manner, so that anyone can join it, use it, contribute to it, and upgrade it. The main idea is to recreate financial services and tools that are entirely on the blockchain, eliminating the need for banks or other third parties as intermediaries. Decentralized financial systems allow users to participate in blockchain markets and other alternative markets that have been developed on blockchain based networks. This makes it fast, inexpensive, and available to everyone. Further, the open-source nature of DeFi makes it transparent and trustless. It also enables cross-border payments, as blockchain markets have no borders. DeFi is a hot trend in the blockchain industry, growing from $700 million by December 2019 to $13 billion to December 2020, and to more than $169 billion locked into the ecosystem as of September 2021 and the number continues to grow. xSigma Corporation’s DeFi protocol launched at an opportune time in the blockchain industry.

Our Products and Services

Stainless Steel Pipe

Our products focus primarily on the drinking water and gas transmission industries, while a minor portion of revenue is generated from the pharmaceutical, medical, food and beverage industries. Produced from different stages of our production line, our steel products can be broken down and sold as the following parts and components:

●	Steel Strip: We manufacture carbon steel and stainless steel strip for sale to traditional manufacturers who are not in the pipe and fitting industry and for our own internal use in the production of our pipes and fittings. Our ability to produce steel strip in-house allows us to ensure the quality and consistency of our pipe and fitting products.
●	Steel Pipe: Our carbon steel and stainless steel pipes are primarily used in water and gas transmission systems. Carbon steel pipes are generally stronger than stainless steel, and therefore are typically used in applications that require high-pressure resistance, such as gas transmission and fire hydrants. Stainless steel pipes, in contrast, are more corrosion resistant and are commonly applied in cases that require clean transmission, such as drinking water and pharmaceutical liquid transmission.
●	Light Gauge Stainless Steel Pipe (LGSSP): We have production lines specifically designed to produce LGSSP, which have 40% thinner walls than regular stainless steel pipes. The reduction in the thickness of the pipe wall leads to a reduced manufacturing cost and weight and enhances installation flexibility due to its smaller size. LGSSP is an affordable option for household plumbing systems that require easy installation.

●	Pipe Connections and Fittings: We manufacture high-quality pipe connections and fittings that are used to connect pipes. Pipe fittings have wide applications for any piping and plumbing systems in both industrial and commercial applications. Fittings allow pipes to be joined or installed in the appropriate place and terminated or closed where necessary. We produce fittings in various shapes and sizes, with more than 10,000 different specifications. As most leakages are caused by misalignment or improper manufacture of connections and fittings, pipe connections and fittings, being the most crucial components of any piping system, require extremely precise production procedures. Depending on the purposes served, our pipe fittings can be categorized as follows:
●	Pipe fittings to extend or terminate pipe runs: couplings, adapters, unions, caps and plugs pipe.
●	Fittings to change a pipe's direction: elbows, three-way fittings
●	Pipe fittings to connect two or more pipes: tees, cross, side-inlet elbows, wyes
●	Pipe fittings to change pipe size: reducers, bushings, couplings
●	Pipe fitting tools: pipe fasteners
●	Pipe flanges

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

xSigma DeFi Project

xSigma Corporation is a blockchain R&D lab that explores decentralized finance (“DeFi”) and other blockchain technologies and applications. The ultimate objective of xSigma Corporation is to build an ecosystem of products for finance, blockchain and emerging technology markets.

On February 24, 2021, xSigma Corporation launched its DeFi Protocol, a stablecoin exchange platform built on smart contract, which is available at https://xsigma.fi. Liquidity provider who provides liquidity for certain stablecoin on the exchange is awarded a certain amount of SIG token, a governance token issued by the smart contract. “Stablecoin” means crypto assets designed to minimize price volatility. A stablecoin is designed to track the price of an underlying asset such as fiat money or an exchange-traded commodity (such as precious metals or industrial metals). Stablecoins can be backed by fiat money or other crypto assets. The SIG holder is entitled to the commission revenue generated by the exchange and as the project founder xSigma Corporation is holding 30% all SIG token issued and outstanding. On April 2021, SIG was listed on Bittrex Global and it continues to be available for trading. The "SIG" Token is a governance token of xSigma DEX based on the Ethereum network. The xSigma DEX allows users to swap stablecoins, such as USDT, USDC and DAI. However, for the fiscal year ended September 30, 2021, although SIG is listed on Bittrex Global and has a public market price, due to SIG’s low trading volume and unstable market price, the Company decides not to recognize revenue for the token it owned until monetization of the token. . In addition, xSigma Corporation launched the second version, V2, of its Protocol on Binance Smart Chain (BSC) on November 30, 2021, which raised over $1.5m of liquidity on the launch day. See “Item 3. Key Information – D. Risk Factors – Risks Related to the Stablecoin Exchange Platform.”

The xSigma R&D lab has also been working on its ETF-like decentralized platform but has decided to focus on its DeFi and NFT projects in the near future.

Sales Channels and Long-Term Opportunities

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

We find that primarily sold through distributors, our products are mostly embraced by two categories of end users: those within the water transmission industry and those within the gas transmission. Our clients scatter in diverse industries including, but not limited to, water treatment, real estate development, hospitality, hospital, gas supply, and school. We consider our major customers in each period to be those customers that accounted for more than 10% of overall revenues in such period. We had no major customer during the fiscal year ended September 30, 2021, 2020 and 2019.

Suppliers

We consider our major vendors in each period to be those vendors that accounted for more than 10% of overall purchases in such period. We had three major vendors during the fiscal year ended September 30, 2021, who collectively accounted for 72.52% of total purchases. We had four major vendors during the fiscal year ended September 30, 2020, who collectively accounted for 70.10% of total purchase. We had two major vendors during the fiscal years ended September 30, 2019, who collectively accounted for 75.78% of total purchase. We purchase from a variety of suppliers and believe these raw materials are widely available. If we were unable to purchase from our primary suppliers, we do not expect we would face difficulties in locating another supplier at substantially the same price. We have secure and efficient access to all the raw materials necessary for the production of our products. We believe our relationships with the suppliers of these raw materials are strong. While the prices of such raw materials may vary greatly from time to time, we believe we could hedge such risk by adjusting our price or absorb the higher cost at times if necessary.

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

Our Intellectual Property

We rely on our technology patents to protect our domestic business interests and ensure our competitive position in our industry. The issued patents we hold are as follows:

No.	Patent Name	Owner	Category	Patent Code.	Authorization Date
1.	Anti vibration groove	Zhejiang Zhengkang	Design Patent	2016303899813	12/21/2016
2.	Anti vibration groove connector for pipeline	Zhejiang Zhengkang	Utility Models Patent	2016208805658	01/18/2017
3.	High strength tensile mechanical compression type pipe joint	Zhejiang Zhengkang	Utility Models Patent	2016204183044	09/21/2016
4.	Tensile elastic ring	Zhejiang Zhengkang	Utility Models Patent	2016204163036	09/21/2016
5.	Special joint for gas	Zhejiang Zhengkang	Utility Models Patent	2016204209275	09/21/2016
6.	Self sealing ring	Zhejiang Zhengkang	Utility Models Patent	2016204162993	11/23/2016
7.	Warm jacket (45 degree elbow)	Zhejiang Zhengkang	Design Patent	2016300576444	07/20/2016
8.	Articulated bellows	Zhejiang Zhengkang	Utility Models Patent	2016201606371	07/27/2016
9.	Stainless steel pipe warm jacket	Zhejiang Zhengkang	Utility Models Patent	2016201606102	07/27/2016
10.	A new type of metal pipe fitting	Zhejiang Zhengkang	Utility Models Patent	2016201585303	07/27/2016
11.	Three way warm jacket	Zhejiang Zhengkang	Design Patent	2016300576459	07/27/2016
12.	Warm jacket (90 degree elbow)	Zhejiang Zhengkang	Design Patent	2016300576463	07/27/2016
13.	Direct thermal cover	Zhejiang Zhengkang	Design Patent	2016300576482	09/07/2016
14.	Thin wall compression type metal pipe fitting type O sealing ring	Zhejiang Zhengkang	Utility Models Patent	2015202071764	08/05/2015
15.	Internal expansion type stainless steel pipe mouth shaping device	Zhejiang Zhengkang	Utility Models Patent	2015202074989	08/05/2015
16.	Full automatic stainless steel pipe high pressure water pressure testing machine	Zhejiang Zhengkang	Utility Models Patent	2015202070687	08/05/2015
17.	An elbow pipe automatic flat head machine	Zhejiang Zhengkang	Utility Models Patent	2015202072894	08/05/2015
18.	Full automatic steel pipe air tightness detecting machine	Zhejiang Zhengkang	Invention Patent	2014100189333	03/02/2016
19.	Full automatic steel pipe air tightness detection device	Zhejiang Zhengkang	Utility Models Patent	2014200253551	06/25/2014
20.	Loading device of full automatic steel pipe air tightness testing machine	Zhejiang Zhengkang	Utility Models Patent	2014200262086	06/25/2014
21.	Material distributing device of full automatic steel pipe air tightness detecting machine	Zhejiang Zhengkang	Utility Models Patent	2014200261789	06/25/2014
22.	Multi-station semiautomatic fitting former	Zhejiang Zhengkang	Invention Patent	201310251507X	08/26/2015
23.	Double-cone double-clamp metal pipeline connecting piece	Zhejiang Zhengkang	Utility Models Patent	2013203622036	12/18/2013
24.	Semi-automatic multi-station pipe fitting forming machine	Zhejiang Zhengkang	Utility Models Patent	2013203622017	12/18/2013
25.	Convex-ring-free self-locking and hermetic-connecting device for thin-walled stainless steel pipe	Zhejiang Zhengkang	Utility Models Patent	2011202296878	01/11/2012
26.	LGSSP connecting piece without bulge loop and adopting self-locking sealing	Zhejiang Zhengkang	Utility Models Patent	2011202296806	02/15/2012
27	Pipe Joint	Zhejiang Zhengkang	Invention Patent	2006100289799	05/12/2010
28	Convex pipe joint	Zhejiang Zhengkang	Invention Patent	2008101079922	08/31/2011
29	Buckle type pipe fitting with warning device	Zhejiang Zhengkang	Utility Models Patent	2016214861265	08/18/2017
30	Electric crimping device for scissors-type clamping pipe fittings	Zhejiang Zhengkang	Utility Models Patent	2018213445007	04/12/2019
31	Electric crimping device for three-lobed clamping tube fittings	Zhejiang Zhengkang	Utility Models Patent	2018213444860	04/23/2019
32	Multi-function pass and stop rule	Zhejiang Zhengkang	Utility Models Patent	2019211662742	01/24/2020
33	Connection structure of pipe fittings	Zhejiang Zhengkang	Utility Models Patent	201921232714X	04/14/2020
34	Pipe fitting seal ring assembly machine	Zhejiang Zhengkang	Utility Models Patent	2019207361973	02/21/2020
35	Pipe fitting air tightness testing machine	Zhejiang Zhengkang	Utility Models Patent	2019210584233	07/08/2019
36	Sealing ring reclaiming assembly mechanism	Zhejiang Zhengkang	Utility Models Patent	2019207434230	02/18/2020
37	Sealing ring device	Zhejiang Zhengkang	Utility Models Patent	2019207434851	01/21/2020
38	Automatic flat end machine for elbow pipe fittings	Zhejiang Zhengkang	Utility Models Patent	200910097809X	09/08/2010
39	Air tightness detecting machine for pipe fittings	Zhejiang Zhengkang	Utility Models Patent	2019210584233	01/14/2020
40	Manipulator for pipe clamping	Zhejiang Zhengkang	Utility Models Patent	2019207361367	02/21/2020
41	Inclined seat valve	Zhejiang Zhengkang	Design Patent	2021301326663	07/09/2021
42	Connection structure of pipe fittings	Zhejiang Zhengkang	Utility Models Patent	2021203239240	10/15/2021
43	Water swelling forming device	Zhejiang Zhengkang	Utility Models Patent	2021203235860	10/15/2021
44	Inclined seat valve	Zhejiang Zhengkang	Utility Models Patent	202120323531X	11/09/2021

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

Our company’s primary market is the hardware manufacturing industry. We are not engaged in any activities placing us in the encouraged, restricted or prohibited categories and so it could be inferred that we are engaged in a permitted industry for foreign investment. Such a designation offers businesses certain advantages. For example, businesses engaged in permitted industries:

●	are not subject to restrictions on foreign investment, and, as such, foreigners can own a majority interest in Sino-foreign joint ventures or establish wholly-owned foreign enterprises in the PRC;
●	provided such business has total investment of less than $100 million, are subject to regional (not central) government examination and approval which are generally more efficient and less time-consuming. Our current total investment is less than $100 million.

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

The Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9, issued by the PBOC on January 12, 2017, provides that within a transition period of one year from January 12, 2017, the foreign invested enterprises may adopt the currently valid foreign debt management mechanism, or Current Foreign Debt Mechanism, or the mechanism as provided in PBOC Notice No. 9, or Notice No. 9 Foreign Debt Mechanism, at their own discretion. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. According to the PBOC Notice No.9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing ¨ the upper limit of risk-weighted outstanding cross-border financing. Risk-weighted outstanding cross-border financing = ¨ outstanding amount of RMB and foreign currency denominated cross-border financing × maturity risk conversion factor × type risk conversion factor + ¨ outstanding foreign currency denominated cross-border financing × exchange rate risk conversion factor. Maturity risk conversion factor shall be 1 for medium- and long-term cross-border financing with a term of more than one year and 1.5 for short-term cross-border financing with a term of less than one year. Type risk conversion factor shall be 1 for on-balance-sheet financing and 1 for off-balance-sheet financing (contingent liabilities) for the time being. Exchange rate risk conversion factor shall be 0.5. The PBOC Notice No. 9 further provides that the upper limit of risk-

weighted outstanding cross-border financing for enterprises shall be 200% of its net assets, or Net Asset Limits. Enterprises shall file with SAFE in its capital item information system after entering into a cross-border financing agreement, but no later than three business days before making a withdrawal. As an example, the maximum amount of the loans that Yeelion Online, one of our PRC subsidiaries, may acquire from outside China is (i) US$9.5 million, under the total investment minus registered capital approach, which is calculated based on its total investment of US$29.5 million and registered capital of US$20 million as of September 30, 2018; and (ii) RMB959.7 million (US$139.7 million), under the net asset approach, calculated based on its net asset of RMB479.9 million (US$69.9 million) as of September 30, 2018 pursuant to PRC GAAP.

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

xSigma Corporation (“xSigma Corporation”) was incorporated on January 18, 2018 under the laws of the British Virgin Islands. Xsigma Corporation is 51% owned by ZK International. xSigma Corporation operates the DeFi Protocol, which was launched in February 2021.

xSigma Collectibles Limited (“xSigma Collectibles”) was incorporated on July 6 2021 under the laws of the British Virgin Islands. xSigma Collectibles is a wholly-owned subsidiary of ZK International. xSigma Collectibles operates MaximNFT, which was launched in November 2021.

xSigma Entertainment Limited (“xSigma Entertainment”) was incorporated on March 17, 2021 under the laws of the British Virgin Islands. xSigma Entertainment is a wholly-owned subsidiary of ZK International. xSigma Entertainment Limited is a holding entity and currently 15.73% of equity ownership in CG Malta Holding Limited.

xSigma Trading, LLC (“xSigma Trading, LLC”) was formed on June 7, 2021 in Delaware company. xSigma Trading is a wholly-owned subsidiary of xSigma Corporation. It is currently not actively engaging in any business operations and will seek and pursue acquisition opportunities for the growth of our business.

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

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. We were granted land use rights for our facilities in Wenzhou, which expires on November 30, 2052. Following is a list of our properties, all of which we own the land use rights to:

Property	Duration of Land Use Rights	Space	Ground Floor Area
No. 678 Dingxiang Road, Binhai Industrial Park Economic & Technology Development Zone Wenzhou, Zhejiang Province P.R. China 325020	December 1, 2002 - November 30, 2052	19,427 m2	9,600 m2
Longlian Plaza Building #3, Yongzhong Boulevarad, 167 North Luodong Road, Suite 702, Longwan District, Wenzhou, Zhejiang Province, P.R. China	August 19, 2016 – November 12 2051	1012 m2	—
23 units of Xuri Xiaoqu, B404 Binhai Industrial Park Economic & Technology Development Zone Wenzhou, Zhejiang Province P.R. China 325020	March 31, 2003 – March 31, 2073	1377.14 m2	—

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

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

●	Our production facilities were not fully operational from early February 2020 to early March in 2020. We temporarily closed our offices and production facilities in early February 2020, as required by relevant PRC local authorities. Our offices and manufacturing facilities reopened on February 18, 2020 and manufacturing capacity had been picking up slowly until fully operational in early March.
●	Some of our customers have been negatively impacted by the outbreak, which reduced the demand for certain of our products. As a temporary sales strategy during the pandemic, decreased weighted average selling prices were offered to customers by providing one-off discount on certain products to some key customers as a result of other customers not being able to fulfill their orders as they suffered from the negative impact of the COVID-19 pandemic earlier this year, and as a result we have seen significantly decreased gross margin for certain products.
●	We experienced some disruption to our supply chain during the Chinese government mandated lockdown, with suppliers increasing lead times and purchase price for raw materials. While all our major suppliers are currently fully operational, any future disruption in their operations would impact our ability to manufacture and deliver our products to customers. In addition, reductions in commercial airline and cargo flights, disruptions to ports and other shipping infrastructure resulting from the pandemic are resulting in increased transport times to deliver materials and components to our facilities and to transfer our products to our key suppliers, and may also affect our ability to timely ship our products to customers. As a result of these supply chain disruptions, we have increased customer order lead times. This may limit our ability to fulfil orders with short lead times and means that we may be unable to satisfy all of the demand for our products in a timely manner, which may adversely affect our relationships with our customers.
●	Our credit policy typically requires payment within 180 days. Our average accounts receivable turnover period was approximately 119 days for the year ended September 30, 2020. Therefore, we believe our payment collection has not been adversely impacted by the pandemic.
●	During the fiscal year ended September 30, 2020, we were able to repay all our debt and other obligations without taking advantage of any available payment deferral or forbearance term.
●	Our workforce remained stable during the fiscal year ended September 30, 2021 and 2020. We did not receive government subsidy or take advantage of any government assistance program in relation to the pandemic. We have complied with the various safety measures required by the local government and provided our employees with protective gears and regularly monitor and trace the health condition of our employees. However, we do not believe those safety measures have materially impacted our operation.

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

The following table presents an overview of our results of operations for the years ended September 30, 2021, 2020 and 2019:

	For the year ended September 30,
	2021	2020	2019
Revenues	$99,407,217	$86,846,791	$63,883,520
Cost of sales	(92,936,029)	(82,903,989)	(48,239,478)
Gross profit	6,471,188	3,942,802	15,644,042

Operating expenses:
Selling and marketing expenses	3,117,906	2,215,651	2,647,429
General and administrative expenses	5,772,710	2,482,972	2,897,995
Research and development costs	1,234,161	1,123,555	1,452,061
Total operating expenses	10,124,777	5,822,178	6,997,485

Operating Income (loss)	(3,653,589)	(1,879,376)	8,646,557

Other income (expenses):
Interest expenses	(1,196,648)	(1,000,554)	(1,151,045)
Interest income	13,733	7,192	24,437
Gain on disposal of subsidiary, net	—	536,612	—
Income (loss) on investment	50,649	(256,937)	—
Other income, net	431,438	327,845	921,973
Total other expenses, net	(700,828)	(385,842)	(204,635)

Income (loss) before income taxes	(4,354,417)	(2,265,218)	8,441,922

Income tax recovery (expense)	552,146	1,428,202	(248,228)

Net (loss) income	$(3,802,271)	$(837,016)	$8,193,694
Net (loss) income attributable to non-controlling interests	2,757	11,402	(86,828)

Net (loss) income attributable to ZK International Group Co., Ltd.	(3,799,514)	(825,614)	$8,106,866

Net (loss) income	(3,802,271)	$(837,016)	$8,193,694

Other comprehensive income (loss):
Foreign currency translation adjustment	2,423,439	2,319,048	(1,694,278)

Total comprehensive income	$(1,378,832)	$1,482,032	$6,499,416

Revenue

Revenues increased by $12,560,426 or 14.46%, to $99,407,217 for the year ended September 30, 2021 from $86,846,791 for the year ended September 30, 2020. The increase in revenues was primarily driven by the following factors:

1)	Due to increased market demand of construction materials and shortage of supply on the current market, particularly the piping systems in the real estate sector, as well as less discount sales compared to the fiscal year 2020, we observed an increase of weighted average selling price (“ASP”) during the fiscal year 2021.
2)	As a result of global shortage of construction materials, our international sales increased over 162.73% compared to the last fiscal year. Our international sales revenue during fiscal year 2021 amounted to $2,707,441, an increase of $1,676,951 compared to last fiscal year

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

Gross profit

Our gross profit increased by $2,528,386, or 64.13% to $6,471,188 for the year ended September 30, 2021 from $3,942,802 for the year ended September 30, 2020. Gross profit margin was 6.51% for the year ended September 30, 2021, as compared to 4.54% for the year ended September 30, 2020. The increase of gross profit was primarily due to increased weighted average selling prices which is attributable to the market demand recovery over the construction materials and supply shortages on the current market as well as less discount sales compared to the fiscal year 2020.

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

Selling and Marketing Expenses

We incurred $3,117,906 in selling and marketing expenses for the fiscal year ended September 30, 2021, compared to $2,215,651 for the fiscal year ended September 30, 2020. Selling and marketing expenses increased by $902,255, or 40.72%, during the fiscal year ended September 30, 2021 compared to the fiscal year ended September 30, 2020. This increase is primarily due to increase in payroll expenses, freight expenses, and compensation for the sales personnel during the year.

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

General and Administrative expenses

We incurred $5,772,710 in general and administrative expenses for the fiscal year ended September 30, 2021, compared to $2,482,972 for the fiscal year ended September 30, 2020. General and administrative expenses increase by $3,289,738, or 132.49%, for the fiscal year ended September 30, 2021 compared to the fiscal year ended September 30, 2020. The increase is primarily due to the stock-based compensation incurred during the fiscal year 2021 for the expenses related to our new business operations. During fiscal year 2021, we hired third-part individuals and consulting firms to facilitate our operations in xSigma Corporation which is principally engaged in decentralized finance (“DeFi”) and cryptocurrency market, and xSigma Collectibles which is principally engaged in operating NFT (Non-Fungible Token) marketplace.

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

Research and Development Expenses

We incurred $1,234,161 in research and development expenses for the fiscal year ended September 30, 2021, compared to $1,123,555 for the fiscal year ended September 30, 2020. R&D expenses increased by $110,606, or 9.84%, for the fiscal year ended September 30, 2021 compared to the fiscal year ended September 30, 2020. The increase was primarily due to the increased research and development activities during fiscal year 2021. Management is committed to expanding our research and development activities to enhance competitive advantage.

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

Income from operations

As a result of the factors described above, operating loss was $3,653,589 for the fiscal year ended September 30, 2021, compared to operating loss of $1,879,376 for the fiscal year ended September 30, 2020, an increase of operating loss of $1,774,213 or approximately 94.40%.

As a result of the factors described above, operating loss was $1,879,376 for the fiscal year ended September 30, 2020, compared to operating income of $8,646,557 for the fiscal year ended September 30, 2019, a decrease of operating income of $10,525,933, or approximately 121.74%.

Other income and expenses

Our interest income and expenses were $13,733 and $1,196,648, respectively, for the fiscal year ended September 30, 2021, compared to interest income and expenses of $7,192 and $1,000,554, respectively, for the fiscal year ended September 30, 2020. We also had government grant of $446,480 for financial support to the Company under local government’s innovation incentive programs which was recorded as other income in our Statement of Operations.

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

Net Income

As a result of the factors described above, our net loss for the fiscal year ended September 30, 2021 was $3,802,271 compared to net loss of $837,016 for the fiscal year ended September 30, 2020, an increase in loss of $2,965,255 or approximately 354.27%.

Our net income for the fiscal year ended September 30, 2020 was $837,016 compared to net profit of $8,193,694 for the fiscal year ended September 30, 2019, a decrease in profit of $9,030,710, or approximately 110.22%.

Foreign currency translation

Our consolidated financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiaries is RMB. Results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period and equity is translated at historical exchange rates. Translation adjustments resulting from the process of translating the financial statements denominated in RMB into U.S. dollars are included in determining comprehensive income. Our foreign currency translation gain for the fiscal year ended September 30, 2021 was $2,423,439, compared to a currency translation gain of $2,319,048 for the fiscal year ended September 30, 2020, an increase of $104,391. The increased currency translation gain is primarily due to the appreciation of RMB against the U.S. dollars. Our foreign currency translation loss for the fiscal year ended September 30, 2020 was $2,319,048, compared to a currency translation loss of $1,694,278 for the fiscal year ended September 30, 2019, an decrease of $4,013,326 . The increased loss is primarily due to the depreciation of RMB against the U.S. dollars.

B.	Liquidity and Capital Resources

As of September 30, 2021, 2020 and 2019, we had cash and cash equivalents of $13,525,298 , $3,759,535, and $3,451,138 respectively. We believe that our current cash, cash to be generated from our operations and access to capital market will be sufficient to meet our working capital needs for at least the next twelve months. However, we do not have any amounts committed to be provided by our related party. We are also not dependent upon future financing to meet our liquidity needs for the next twelve months. However, we plan to expand our business to implement our growth strategies in the water supply market and strengthen our position in the marketplace. To do so, we may need more capital through equity financing to increase our production and meet market demands.

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

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Amounts restricted include the PRC subsidiaries’ paid-in capital and statutory surplus reserves of the Company’s PRC subsidiaries totaling $7,208,369 as of September 30, 2021 and $7,198,466 as of September 30, 2020. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Under PRC law, RMB is currently convertible into U.S. Dollars under a company’s “current account,” which includes dividends, trade and service-related foreign exchange transactions, without prior approval of the State Administration of Foreign Exchange (SAFE), but is not from a company’s “capital account,” which includes foreign direct investments and loans, without the prior approval of the SAFE.

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

Cash Flow Summary

	Years ended September 30,
	2021	2020	2019
Net cash provided by (used in) operating activities	(3,479,064)	$460,205	$8,464,493
Net cash used in investing activities	(27,146,073)	(1,162,041)	(885,475)
Net cash provided by (used in) financing activities	40,241,501	761,283	(11,726,567)
Effect of exchange rate changes on cash	227,305	248,950	(83,902)
Net increase (decrease) in cash	9,843,669	$308,397	$(4,231,451)
Cash, cash equivalents and restricted cash at beginning of period	3,759,535	3,451,138	7,682,589
Cash, cash equivalents and restricted cash at end of period	13,603,204	$3,759,535	$3,451,138

Operating Activities:

Net cash used in operating activities for the year ended September 30, 2021 was approximately $3.48 million, which was primarily attributable to a net loss approximately $3.80 million, adjusted for non-cash items for approximately $2.34 million and adjustments for changes in working capital approximately $2.02 million. The adjustments for changes in working capital mainly included:

(i)

Decrease in accounts receivable of approximately $5.80 million – our accounts receivable decrease significantly because we collected a significant amount of accounts receivable from some completed public utility projects during fiscal year 2021. We generated a majority of revenue from construction companies that carry public utility projects, such as municipal water and gas supply pipeline and the typical payment term with those customers is 6 months. These construction projects are typically funded by the local governments. Our customers usually get small progress payments throughout the construction period and a larger payment until the inspection is done and when the projects are completed.

The following table is our net accounts receivable aging schedule as of September 30, 2021, 2020, and 2019:

	Total	< 1 Year	1-2 Years	2-3 Years	> 3 Years
As of September 30, 2021	$27,124,959	$11,594,453	$7,668,524	$6,422,535	$1,439,447
As of September 30, 2020	$31,393,289	$21,234,779	$8,245,342	$1,259,192	$653,976
As of September 30, 2019	$25,115,040	$21,378,540	$2,322,911	$871,526	$542,063

(ii)

Increase in advances to suppliers of approximately $8.30 million - our advances to suppliers increased significantly mainly attributable to the tight shortage of raw materials which is steel coil. The supply shortage leads to long lead time of raw material procurement. To reduce the lead time, we were required to make advance payment for order we placed.

(iii)

Decrease in accounts payables of approximately $8.66 million, primarily caused by the tight supply of raw materials and we were generally required to make advance payment in order to reduce lead time and therefore reduced the payable to our suppliers.

(iv)

Increase in advances from customers of approximately $3.16 million – as a response to the raw material supply shortage and advance payment required by our suppliers, we increased our advance payment requirement for the order placed by our customers to strengthen our working capital.

Net cash provided by operating activities for the year ended September 30, 2020 was approximately $0.46 million, which was primarily attributable to a net loss approximately $0.84 million, adjusted for non-cash items for approximately $1.09 million and adjustments for changes in working capital approximately $2.39 million. The adjustments for changes in working capital mainly included:

(i)Increase in accounts receivable of approximately $4.80 million – our accounts receivable increased due to increased sales volume during 2020 fiscal year as compared to 2019 fiscal year. For the fiscal year ended September 30, 2020, we had an overall sales outstanding of 119 days compared with 163 days in 2019. We generated a majority of revenue from construction companies that carry public utility projects, such as municipal water and gas supply pipeline and the typical payment term with those customers is 6 months. These construction projects are typically funded by the local governments. Our customers usually get small progress payments throughout the construction period and a larger payment until the inspection is done and when the projects are completed. When our customers request for payment extension, we carefully review the background of the projects and the status of each construction project. We only grant payment extension to our customers when they have healthy financial standings, have no records of delinquent payments and can demonstrate their ability to continuing making the payments. Our management team believes that the risk of writing off the accounts receivable is low because of the involvement of local municipalities.

(ii)Decrease in advances to suppliers of approximately $2.93 million for the year ended December 31, 2020 because of the order fulfillment by our suppliers which offset advance balances;

(iii)Increase in accounts payables of approximately $5.58 million, primarily because of the increase of our purchases of raw materials and longer payment terms offered by our suppliers;

Net cash provided by operating activities for the year ended September 30, 2019 was approximately $8.46 million, which was primarily attributable to a net profit approximately $8.19 million, adjusted for non-cash items for approximately $0.54 million and adjustments for changes in working capital approximately $0.27 million. The adjustments for changes in working capital mainly included:

(i)Decrease in accounts receivable of approximately $1.00 million – our accounts receivable decreased due to faster collection of accounts receivables from our customers during 2019 fiscal year as compared to 2018 fiscal year. For the fiscal year ended September 30, 2019, we had an overall sales outstanding of 163 days compared with 180 days in 2018. As with 2018 fiscal year, we generated a majority of revenue from construction companies that carry public utility projects, such as municipal water and gas supply pipeline and the typical payment term with those customers is 6 months. These construction projects are typically funded by the local governments. Our customers usually get small progress payments throughout the construction period and a larger payment until the inspection is done and when the projects are completed. When our customers request for payment extension, we carefully review the background of the projects and the status of each construction project. We only grant payment extension to our customers when they have healthy financial standings, have no records of delinquent payments and can demonstrate their ability to continuing making the payments. Our management team believes that the risk of writing off the accounts receivable is low because of the involvement of local municipalities.

(ii)Increase in inventories of approximately $3.85 million – we have more inventories in stock because: 1) we believe the cost of the raw materials will increase so we purchased more to hedge price fluctuation, and 2) due to limited production capability we outsourced some productions to third parties for initial processing to reduce workload and speed delivery, and as of September 30, 2019 we have approximately $4.55 million inventory in outsourcing facilities;
(iii)Increase in accounts payables of approximately $2.59 million, primarily because of the increase of our purchases of raw materials;
(iv)Decrease approximately $1.31 in accrued expenses and other current liabilities which mainly consists of VAT tax payables and other tax payables;

Investing Activities:

Net cash used in investing activities was approximately $27.15 million for the year ended September 30, 2021. It was primarily attributable to the investment into CG Malta with an amount of $25 million. The Company purchased an ownership of 15.73% of CG Malta for a consideration of $25 million. CG Malta is a globally licensed sports betting and casino operator and launched MaximBet in 2021. MaximBet is sports betting and casino website, available at MaximBet.com and through iOS and Android applications that will allow users to bet on sports and casino in the United States and around the world.

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

Financing Activities:

Net cash provided by financing activities was approximately $40.24 million for the year ended September 30, 2021. It was primarily attributable to proceeds from stock offering of approximately $24.76 million, convertible notes offering of approximately $14.07 million, warrants cash exercise of approximately $1.35 million, and net proceeds from short-term bank loan of approximately $3.06 million, offset by the proceeds into short-term investment of approximately $2.23 million and repayment of other borrowing of approximately $0.48 million.

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

Credit Facility

In addition to equity financing, we mainly finance our operations through short-term revolving loans provided by a syndicate of banks, as listed in the table below. As of September 30, 2021, we had 23 outstanding short-term loans provided by six (6) banks, totaling RMB 137,855,000 in the aggregate, or approximately $21.39 million. Each of these borrowings has a term of six months to one year and, as per our agreement with these banks, all of the loans are expected to be renewed and funds can be accessed immediately when the outstanding principal and interest are repaid in full. This ensures that each loan can be repaid on time by both our working capital and the fund released from the other revolving loans. Most of our loans have fixed interest rate, while some loans are subject to variable interest rate, that are indicated in the table below. The weighted average annual interest rates 4.66% and 5.55% for the years ended September 30, 2021 and 2020, respectively.

Short-term bank borrowings consisted of the following at September 30, 2021:

	Amount -	Amount -	Issuance	Expiration
Bank Name	RMB	USD	Date	Date	Interest
Bank of China	5,650,000	876,866	2021-08-30	2022-08-26	5.27%
Bank of China	4,250,000	659,590	2021-09-06	2022-09-01	5.27%
China Merchants Bank	7,000,000	1,086,383	2021-05-25	2021-11-24	4.55%
China Merchants Bank	5,000,000	775,988	2021-05-31	2021-11-24	4.55%
China Merchants Bank	4,000,000	620,790	2021-06-09	2021-11-24	4.55%
Industrial Bank	6,000,000	931,185	2021-02-01	2022-02-01	5.22%
Industrial Bank	7,000,000	1,086,383	2021-02-02	2022-01-26	5.22%
China Minsheng Bank	45,000,000	6,983,890	2021-03-24	2022-03-20	4.50%
China Minsheng Bank	9,000,000	1,396,778	2021-03-26	2022-03-20	4.50%
China Minsheng Bank	3,000,000	465,593	2021-03-31	2022-03-20	4.50%
China Minsheng Bank	4,000,000	620,790	2021-05-18	2022-05-18	4.50%
China Minsheng Bank	5,000,000	775,988	2021-06-17	2022-06-10	3.50%
China Minsheng Bank	5,000,000	775,988	2021-08-12	2022-08-11	3.50%
China Minsheng Bank	5,000,000	775,988	2021-06-21	2022-06-23	3.50%
CZBANK	980,000	152,094	2020-12-16	2021-11-18	5.50%
CZBANK	1,000,000	155,198	2021-07-15	2022-04-07	5.60%
CZBANK	4,600,000	713,909	2020-12-14	2021-11-11	5.50%
CZBANK	2,140,000	332,123	2020-11-25	2021-11-09	5.50%
CZBANK	1,960,000	304,187	2020-11-17	2021-11-02	5.80%
CZBANK	1,275,000	197,877	2020-11-18	2021-11-04	5.80%
CZBANK	2,000,000	310,395	2020-12-16	2021-11-16	5.50%
CZBANK	2,000,000	310,395	2021-04-13	2022-04-11	6.00%
Bank of Communications	7,000,000	1,086,383	2021-07-15	2022-07-06	4.65%
Total	137,855,000	21,394,761

Short-term bank borrowings consisted of the following at September 30, 2020:

	Amount -	Amount -	Issuance	Expiration
Bank Name	RMB	USD	Date	Date	Interest
Agricultural Bank - Longwan Branch	1,300,000	191,469	7/1/2020	6/1/2021	5.10%
Agricultural Bank - Longwan Branch	3,000,000	441,852	2/28/2020	2/1/2021	2.85%
Agricultural Bank - Longwan Branch	5,750,000	846,883	7/9/2020	7/1/2021	5.10%
Agricultural Bank - Longwan Branch	6,000,000	883,704	8/10/2020	8/1/2021	5.10%
Agricultural Bank - Longwan Branch	6,190,000	911,688	11/4/2019	11/1/2020	5.66%
Agricultural Bank - Longwan Branch	7,580,000	1,116,413	8/14/2020	8/13/2021	5.10%
Agricultural Bank - Longwan Branch	8,000,000	1,178,273	11/13/2019	11/11/2020	5.66%
Agricultural Bank - Longwan Branch	8,700,000	1,281,372	12/23/2019	12/1/2020	5.70%
Bank of China	4,250,000	625,957	9/7/2020	9/2/2021	5.27%
Bank of China	5,750,000	846,883	9/3/2020	8/31/2021	5.27%
China Merchants Bank	16,500,000	2,430,187	12/13/2019	12/20/2020	4.55%
Industrial Bank	1,000,000	147,284	6/2/2020	3/2/2021	5.50%
Industrial Bank	1,900,000	279,840	12/26/2019	12/26/2020	5.22%
Industrial Bank	3,000,000	441,852	11/1/2019	10/21/2020	6.00%
Industrial Bank	5,000,000	736,420	10/30/2019	10/30/2020	6.00%
Industrial Bank	5,000,000	736,420	10/31/2019	10/26/2020	6.00%
China Minsheng Bank	2,800,000	412,395	6/11/2020	6/11/2021	5.80%
China Minsheng Bank	3,000,000	441,852	6/12/2020	6/12/2021	5.80%
CZBANK	550,000	81,006	4/9/2020	11/26/2020	6.00%
CZBANK	1,105,000	162,749	4/13/2020	11/20/2020	6.00%
CZBANK	1,580,000	232,709	4/16/2020	11/23/2020	6.00%
CZBANK	2,140,000	315,188	4/10/2020	12/10/2020	6.00%
CZBANK	2,970,000	437,434	4/10/2020	1/6/2021	6.00%
CZBANK	4,610,000	678,980	4/17/2020	12/24/2020	6.00%
CZBANK	1,980,000	291,622	4/13/2020	10/23/2020	6.00%
Bank of Communications	3,300,000	486,037	2/13/2020	2/9/2021	6.15%
Bank of Communications	5,000,000	736,425	2/11/2020	2/9/2021	6.15%
Total	117,955,000	17,372,894

Short-term bank borrowings consisted of the following at September 30, 2019:

	Amount -	Amount -	Issuance	Expiration
Bank Name	RMB	USD	Date	Date	Interest
Agricultural Bank - Longwan Branch	6,190,000	866,013	11/5/2018	11/1/2019	6.09%
Agricultural Bank - Longwan Branch	8,000,000	1,119,241	11/19/2018	11/18/2019	6.09%
Agricultural Bank - Longwan Branch	8,700,000	1,217,175	1/2/2019	1/1/2020	6.09%
Agricultural Bank - Longwan Branch	5,750,000	804,455	7/23/2019	7/22/2020	6.65%
Agricultural Bank - Longwan Branch	4,300,000	601,592	8/1/2019	7/1/2020	6.65%
Agricultural Bank - Longwan Branch	6,000,000	839,431	8/26/2019	8/25/2020	5.66%
Bank of China	2,850,000	398,730	9/11/2019	9/9/2020	5.27%
Bank of China	4,250,000	594,597	9/24/2019	9/22/2020	5.27%
Bank of China	3,400,000	475,677	9/20/2019	9/18/2020	5.27%
China Merchants Bank	13,500,000	1,888,719	12/14/2018	12/9/2019	5.44%
China Merchants Bank	3,000,000	419,715	3/20/2019	12/9/2019	5.44%
China Merchants Bank	1,955,000	273,516	9/3/2019	2/29/2020	4.35%
Industrial Bank	1,000,000	139,905	12/5/2018	12/4/2019	6.50%
Industrial Bank	7,000,000	979,336	11/8/2018	11/8/2019	6.50%
Industrial Bank	6,000,000	839,431	11/12/2018	11/5/2019	6.50%
China Minsheng Bank	3,000,000	419,715	6/19/2019	6/19/2020	6.74%
China Minsheng Bank	2,880,000	402,927	6/20/2019	6/20/2020	6.74%
Ping An Bank	3,600,000	503,659	9/20/2019	9/20/2020	7.96%
CZBANK	3,200,000	447,696	8/9/2019	4/10/2020	6.00%
CZBANK	4,700,000	657,554	8/14/2019	4/14/2020	6.00%
CZBANK	1,500,000	209,858	8/12/2019	4/14/2020	6.09%
CZBANK	1,000,000	139,905	9/11/2019	4/9/2020	6.00%
CZBANK	3,000,000	419,715	9/12/2019	4/13/2020	6.00%
CZBANK	2,600,000	363,753	9/17/2019	4/10/2020	6.00%
Bank of Communications	4,500,000	629,573	7/25/2019	2/20/2020	7.80%
Bank of Communications	4,500,000	629,573	7/26/2019	2/20/2020	7.40%
Total	116,375,000	16,281,461

These short-term bank borrowings are secured by the pledged assets listed below, and are guaranteed by certain shareholders, shareholders’ immediate family members and third-parties.

	As of September 30,
	2021	2020
Accounts receivable	$2,053,490	$1,829,454
Buildings, net	4,508,834	4,409,238
Land use rights, net	419,721	411,067
Machinery, net	92,761	95,078
Inventory	2,793,556	2,651,113
Total	$9,868,362	$9,395,950

C. Research and development, patents and licenses

Research and Development

For the years ended September 30, 2021, 2020, and 2019 we spent $1,234,161, $1,123,555 and $1,452,061 respectively, on R&D. We anticipate that we will focus our research and development efforts on improving existing products and developing new technology in the coming years.

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

E. Off-balance Sheet Arrangements

There were no off-balance sheet arrangements for the fiscal year ended September 30, 2021, 2020 or 2019, or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2021:

	Payment Due by Period
		Less than	1 – 3	3 – 5	More than
Contractual Obligations	Total	1 year	years	years	5 years
Short-term bank loans*	$21,394,761	$21,394,761	$—	$—	$—
Other borrowings	283,758	283,758	—	—	—
Lease liabilities	54,166	26,332	27,834
Total	$21,732,685	$21,704,851	$27,834	$—	$—

*    The numbers in the table are principle only and exclude interest payable.

G. Safe Harbor

See “SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Name	Age	Position(s)
Jiancong Huang	58	Chief Executive Officer and Chairman of the Board
Shaochai Yang	41	Chief Financial Officer
Di Chen	31	Secretary
Guolin Wang	53	Director
Min Ni	46	Independent Director & Chairman of the Audit Committee
Lie Cao	44	Independent Director
Linge Zhou	43	Independent Director

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

Xuejie Lyu. Ms. Lyu has been the General Manager of Shanghai Liling, a consulting company based in Shanghai, since 2020, where she provides financial services to both private and public companies, and assists companies going public to improve internal control and compliances to meet regulatory requirements. Prior to her current position, she worked as manager at Investment Banking Department of Shenwan Hongyuan Securites Co., Ltd. from 2016 to 2020 and senior auditor at Deloitte China from 2013 to 2016, where she focused on financial auditing, internal control assessment, and financial consulting. Ms. Lyu has extensive experience in both US GAAP and CAS reporting frameworks, Sarbanes-Oxley compliance, and regulatory compliances. Ms. Lyu was designated with CPA in China and she received her Master Degree in Accounting from University of International Business and Economics.

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

Director Compensation—For the fiscal years ended September 30, 2021 and 2020

During the fiscal years ended September 30, 2021 and 2020, no member of our board of directors, except the Non-Employee Directors as described below, received compensation in their capacity as directors.

Director Compensation—Non-Employee Directors

We entered into service agreement with our independent directors, pursuant to which we have agreed to pay Lie Cao and Linge Zhou cash compensation of $12,000 per year and our audit committee chairman Xuejie Lyu cash compensation of $15,200 per year. The salaries are paid quarterly with payroll dates on February 10, May 10, August 10 and November 10 in each year. For each of the fiscal years ended September 30, 2021 and 2020, we paid salaries for 4 quarters.

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

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the fiscal years ended September 30, 2021 and 2020.

				Stock	All Other
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Awards ($)	Compensation ($)	Total ($)
Jiancong Huang (1)	2021	92,206	0	0	0	92,206
Chief Executive Officer	2020	71,371	0	0	0	71,371
Shaochai Yang (2)	2021	35,960	0	0	0	35,960
Chief Financial Officer	2020	15,853	3,611	0	0	19,464
Di Chen (3)	2021	18,441	0	0	0	18,441
Secretary	2020	7,046	3,523	0	0	10,569

(1)	We entered into an indefinite employment agreement with Jiancong Huang on April 15, 2016. Pursuant to the agreement, Mr. Huang has accepted the position of Chief Executive Officer and we have agreed to pay Mr. Huang an annual salary of RMB 600,000 (approximately $92,206).
(2)	We entered into an employment agreement with Shaochai Yang. Pursuant to the agreement, Ms. Yang has accepted the position of Chief Financial Officer and we have agreed to pay Ms. Yang an annual salary of RMB 234,000 (approximately $35,960).
(3)	We entered into an employment agreement with Di Chen. Pursuant to the agreement, Mr. Chen has accepted the position of Secretary and we have agreed to pay Mr. Chen an annual salary of RMB 120,000 (approximately $18,441).

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

●	Audit Committee: Xuejie Lyu (Chair), Linge Zhou, Lie Cao
●	Compensation Committee: Xuejie Lyu (Chair), Linge Zhou, Lie Cao
●	Nomination Committee: Lie Cao (Chair), Min Ni, Linge Zhou
●	Governance Committee: Linge Zhou (Chair), Lie Cao, Min Ni,
●	Enterprise Risk Oversight Committee: Jiancong Huang (Chair), Lie Cao, Min Ni, Linge Zhou, Guolin Wang

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

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;
●	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;
●	exercising the borrowing powers of the company and mortgaging the property of the company;
●	executing checks, promissory notes and other negotiable instruments on behalf of the company; and
●	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

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

D. Employees

As of September 30, 2021, we employed a total of 271 employees, including 8 within management, 7 within the Research and Development Department, 114 within the Production Department, 7 within the Sales Department and 15 within the Administrative Support Department. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages. As of January 1, 2022, we employed a total of 271 employees, including 8 within management, 7 within the Research and Development Department, 114 within the Production Department, 7 within the Sales Department and 15 within the Administrative Support Department. We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. All of our employees are covered by worker compensation insurance arising from any job-related injuries. With respect to retirement benefits, as most of our employees are from other cities outside of Wenzhou where their retirement insurances are registered locally at their respective hometowns. The authorities in Wenzhou have instead required companies in Wenzhou to increase their coverage for Migrant Workers Medical Insurance in order to improve workers’ employment welfare. 100% of our employees are covered by the five statutory social benefits, and 100% are covered by Occupational Injury Insurance. Companies are not required to make contribution to the local Housing Pension in Wenzhou for the employees and since most employees are from other regions outside of Wenzhou, most of them have opted out. Currently, we are making contribution to the Housing Pension for 17 employees.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of January 28, 2022 by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding Ordinary Shares;
●	Each of our director, director nominees and named executive officers; and
●	All directors and named executive officers as a group.

The number and percentage of Ordinary Shares beneficially owned are based on 28,985,740 Ordinary Shares issued and outstanding as of January 28, 2022. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of January 28, 2022 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at No. 678 Dingxiang Road, Binhai Industrial Park, Economic & Technology Development Zone, Wenzhou, P.R. China 325020. As of January 28, 2022, we have 130 shareholders of record.

	Amount of
	Beneficial	Percentage
Named Executive Officers and Directors	Ownership (1)	Ownership (2)
Directors and Named Executive Officers:
Jiancong Huang, Chief Executive Officer and Chairman (3) (4)	8,644,875	29.82%
Shaochai Yang, Chief Financial Officer	0	—%
Di Chen, Secretary	0	—%
Guolin Wang, Director (4)	1,800,000	6.21%
Min Ni, Director	0	—%
Lie Cao, Director	0	—%
Linge Zhou, Director	0	—%
All directors and executive officers as a group (7 persons)	8,644,875	29.82%

5% Beneficial Owners:
Mingjie Wang (4)	1,800,000	6.21%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares. All shares represent only ordinary shares held by shareholders as no options are issued or outstanding.
(2)	Calculation based on 28,985,740 ordinary shares issued and outstanding as of January 28 2022.
(3)	Mr. Huang individually holds 4,864,875 ordinary shares of the Company. He has been appointed as proxy for shares held by individuals noted in footnote (4).
(4)	Individuals who entered into an agreement to vote in concert in ZK International on May 13, 2015. There is another individual holding 180,000 ordinary shares as of January 28, 2022 who is also a party to the agreement. Pursuant to the agreement, which has a term of 20 years from its effective date of May 13, 2015, if the parties are unable to reach a unanimous consent in relation to the matters requiring action in concert, a decision made by more than 50% of the voting rights of the parties will be deemed a decision unanimously passed by all parties and will be binding on all parties.

B.Related Party Transactions

Net amounts due to related parties consisted of the following as of September 30, 2021 and 2020:

		As of September 30,
Accounts	Name of related parties	2021	2020
Related party payables	Shareholder, HUANG Jian Cong	$974,216	$1,187,339
Related party payables	Other Affiliates of the Company	98,119	128,464
Due from Related Parties	Other Affiliates of the Company	—	47,135

This represented unsecured, interest free borrowings between the Company and the shareholders. As the majority shareholder of the Company, Jiancong Huang has made his personal funds available to use for working capital needs. The borrowings are mainly for the company to purchase raw materials for productions. For the years end September 30, 2021 and 2020, the Company had outstanding loans with total amount of $974,216 and $1,187,339 from its shareholder, HUANG Jian Cong, which have a loan term from October 01, 2017 to September 30, 2021. As of September 30, 2020 the Company had outstanding amount due from one related party with an amount of $47,135, which was fully collected during fiscal year 2021.

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

Cash Transfers Between Our Company and Our Subsidiaries

During the fiscal year ended September 30, 2019, 2020 and 2021, our Company and our subsidiaries did not distributed any earnings and do not have any plan to distribute earnings in the foreseeable future.

During the fiscal years ended September 30, 2019, 2020 and 2021, cash transfers between our Company and our subsidiaries are as follows: in January, March and May, 2021, our Company transferred a total of $5,100,079 to Zhejiang Zhengkang Industrial Co., Ltd., one of our subsidiaries.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the Board of Directors may deem relevant. Subject to the PFIC rules, the gross amount of distributions we make to investors with respect to our ordinary shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

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

If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries. Current PRC regulations permit our PRC subsidiaries to pay dividends to ZK Pipe only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Our subsidiaries in China are required to set aside statutory reserves and have done so.

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

A. Offer and listing details

Not applicable for annual reports on Form 20-F.

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

B. Memorandum and articles of association

ZK International was incorporated on May 13, 2015 under the BVI Companies Act, 2004 as a company limited by shares. We are authorized to issue 50,000,000 ordinary shares with no par value. As of January 28 2022, there were 28,985,740 ordinary shares issued and outstanding.

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

The quorum for a meeting of shareholders is duly constituted if, at the beginning of the meeting, there are present in person or by proxy not less than one-third (33.3%) of the votes of the shares (or class or series of shares) entitled to vote on the resolutions to be considered at the meeting. A quorum may comprise a single shareholder or proxy. If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of the shareholders, will be dissolved. In any other case, it will stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitle to vote on the matter to be considered by the meeting, those present will constitute a quorum but otherwise the meeting will be dissolved.

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

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by resolution of our board of directors:

●	amend our memorandum of association to increase or decrease the maximum number of shares we are authorized to issue;
●	subject to our memorandum of association, divide our authorized and issued shares into a larger number of shares; and
●	subject to our memorandum of association, combine our authorized and issued shares into a smaller number of shares.

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

Furthermore, Circular 19 stipulates that foreign-invested enterprises shall make bona fide use of their capital for their own needs within their business scopes. The capital of a foreign-invested enterprise and the Renminbi if obtained from foreign exchange settlement shall not be used for the following purposes:

●	directly or indirectly used for expenses beyond its business scope or prohibited by relevant laws or regulations;
●	directly or indirectly used for investment in securities unless otherwise provided by relevant laws or regulations;
●	directly or indirectly used for entrusted loan in Renminbi (unless within its permitted scope of business), repayment of inter-company loans (including advances by a third party) or repayment of bank loans in Renminbi that have been sub-lent to a third party; and
●	directly or indirectly used for expenses related to the purchase of real estate that is not for self-use (except for foreign-invested real estate enterprises).

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

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;
●	financial institutions;
●	insurance companies;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to mark-to-market;
●	U.S. expatriates;
●	tax-exempt entities;
●	persons liable for alternative minimum tax;
●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;
●	persons that actually or constructively own 10% or more of our voting shares;
●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as consideration; or
●	persons holding our Ordinary Shares through partnerships or other pass-through entities.

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

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending September 30, 2021. Our actual PFIC status for the current taxable year ending September 30, 2021 will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income is passive income, defined as income from interest, dividends, rents, royalties, gains on property producing foreign personal holding company income and certain other income that does not involve the active conduct of a trade or business; or
●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

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

If we are a PFIC for any taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;
●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

Interest Rate Risk

Our interest rate risk arises from short and long-term borrowings. As of September 30, 2021 and 2020, we had borrowings with fixed interest rates and therefore we were exposed to fair value interest rate risk.

As of September 30, 2021 and 2020 we had no long-term interest-bearing assets or long-term interest bearing liabilities.

Credit Risk

Our cash is invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, and accounts receivable. As of September 30, 2021 and 2020, $6,821,848 and $3,695,459, respectively, of the Company’s cash was on deposit at financial institutions in the PRC. While management believes that these financial institutions are of high credit quality, it also continually monitors their creditworthiness.

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

As of September 30, 2021, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2021, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2021. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of September 30, 2020, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

●	The Company does not have sufficient accounting and finance personnel with U.S.-GAAP experience

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

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended September 30, 2021, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 15T.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that Xuejie Lyu qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market standards. The Company’s board of directors has also determined that members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq Capital Market standards.

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

ZH CPA, LLC was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended September 30, 2021, 2020 and 2019. Audit services provided by ZH CPA, LLC for fiscal years ended September 30, 2021, 2020 and 2019 included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

ZH CPA, LLC’s fees for the annual audit of our financial statements for the fiscal years ended September 30, 2021, 2020, and 2019 was $180,000, $170,000, and $170,000, respectively, excluding travel and other out-of-pocket expenses.

Audit-Related Fees

ZH CPA, LLC did not provide audit related service during the fiscal years ended September 30, 2021, 2020, and 2019.

Tax Fees

ZH CPA, LLC did not provide tax services for the fiscal years ended September 30, 2021, 2020, and 2019.

All Other Fees

The Company has not paid ZH CPA, LLC for any other services in fiscal years ended September 30, 2020, and 2019.

Audit Committee Pre-Approval Policies

Before ZH CPA, LLC was engaged by the Company to render audit services, the engagement was approved by the Company’s audit committee. All services rendered by ZH CPA, LLC have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2021 that were attributed to work performed by persons other than ZH CPA, LLC’s full-time permanent employees was nil.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended September 30, 2021.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in Registrant’s certifying accountant during the fiscal year ended September 30, 2021.

ITEM 16G.	CORPORATE GOVERNANCE

As a British Virgin Islands company listed on the Nasdaq Capital Market, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. During the fiscal year ended September 30, 2021, we have elected to follow home country practice in British Virgin Islands in lieu of Nasdaq Listing Rule 5600 with the exception of those rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3). Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. Shareholders of British Virgin Islands exempted companies like us have no general rights under British Virgin Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on the Nasdaq Capital Market. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq Capital Market corporate governance rules. See “Item 3. Key Information – D. Risk Factors - Risks Related to Our Ordinary Shares - As a foreign private issuer, we are permitted to, and did, follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.”

Nasdaq Listing Rule 5635(c)

On February 15, 2021, the Company entered into a consultancy agreement with Dentoro Alliance LP, a company incorporated in the Republic of Ireland (the “Consultant”), pursuant to which the Consultant agreed to provide marketing services for the business development of xSigma Corporation including website development, protocol development and implementation, social media and community management, content creation and public relations management. In exchange for the Consultant’s services, the Company agreed to pay the Consultant initial compensation and performance earn-out. The initial compensation includes 250,000 ordinary shares of the Company, valued at $2.00 per share with a total consideration of $500,000, which were issued upon execution of such consultancy agreement, and warrants to purchase a total of 2,500,000 ordinary shares, which include (i) warrants to purchase 400,000 ordinary shares, exercisable at $1.00 per share only when Company’s closing bid price is at least $2.00 for ten consecutive trading days, (ii) warrants to purchase 1,000,000 ordinary shares, exercisable at $1.50 per share only when Company’s closing bid price is above $2.50 for seven consecutive trading days, (iii) warrants to purchase 500,000 ordinary shares, exercisable at $2.00 per share only when Company’s closing bid price is at least $3.50 for seven consecutive trading days, (iv) Warrants to purchase 600,000 ordinary shares, exercisable at $2.50 per share, only when Company’s closing bid price is at least $4.25 for seven consecutive trading days. All the warrants will expire nine months after issuance and may be permitted for cash or cashless exercise at Company’s option pursuant to a definitive warrant agreement. The performance earn-out includes 1,000,000 ordinary shares of the Company if xSigma Corporation generates $2,500,000 or more in audited operating net income in any fiscal year of xSigma Corporation (the “Milestone Event”). This performance earn-out precludes the Consultant from earning any additional share based on the Milestone Event.

The warrants and ordinary shares, when issued pursuant to such consultancy agreement, will be issued in reliance upon the exemption from securities registration afforded by the provisions of Regulation S as promulgated by the SEC under the Securities Act. The Company made the determination based upon the factors that the Consultant is not a “U.S. Person” as that term is defined in Rule 902(k) of Regulation S under the Securities Act, that the Consultant was acquiring our securities for investment purposes for its own respective account and not as nominees or agents, and not with a view to the resale or distribution thereof, and that the Consultant understood that the shares of our securities may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

Nasdaq Listing Rule 5635(c) requires, subject to certain exceptions, that shareholder approval is required for the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants.The Company elected to follow home country practice in British Virgin Islands in lieu of Nasdaq Listing Rule 5635(c).

Nasdaq Listing Rule 5635(d)

On February 24, 2021, the Company closed a registered direct offering (the “February 2021 Offering”) of an aggregate investment of $4,599,983.50 pursuant to certain securities purchase agreement with several accredited investors dated February 22, 2021 for the issuance by the Company of (i) 1,295,770 ordinary shares of the Company; (ii) first registered investor warrants, with a term of five (5) years exercisable immediately upon issuance, to purchase an aggregate of up to 1,295,770 ordinary shares at an exercise price of $4.00 per share, subject to customary adjustments thereunder; and (iii) second registered investor warrants, with a term of five (5) years exercisable immediately upon issuance, to purchase an aggregate of up to 1,295,770 ordinary shares at an exercise price of $4.50 per share, subject to customary adjustments thereunder. Holders of the warrants may exercise them by paying the applicable cash exercise price or, if there is not an effective registration statement for the sale of the ordinary shares underlying such warrants at the time of exercise, by exercising on a cashless basis pursuant to the formula provided in the warrants. The February 2021 Offering was pursuant to the Securities Act of 1933, pursuant to a prospectus supplement filed on February 23, 2021 to the Company’s currently effective registration statement on Form F-3 (File No. 333-230860), which was initially filed with the SEC on April 15, 2019 and was declared effective on April 29, 2019 (the “Shelf Registration Statement”).

On March 25, 2021, the Company closed a registered direct offering (the “March 2021 Offering”) of 4,000,000 ordinary shares of the Company for an aggregate gross proceeds of $18,000,000 pursuant to certain securities purchase agreement with several accredited investors dated March 22, 2021. The March 2021 Offering was pursuant to the Securities Act, pursuant to a prospectus supplement filed on March 23, 2021 to the Company’s Shelf Registration Statement.

Nasdaq Listing Rule 5635(d) requires shareholder approval of transactions that may result in the issuance or sale of 20% or more of a listed company's outstanding common stock or voting power. The February 2021 Offering and March 2021 Offering were deemed aggregated by Nasdaq and the total issuance exceeds 20% of the then issued and outstanding ordinary shares. The Company elected to follow home country practice in British Virgin Islands in lieu of Nasdaq Listing Rule 5635(d).

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of ZK International Group Co., Ltd (Exhibit 3.1 to the Form 6-K furnished on March 31, 2021 and is incorporated herein by reference)

2.1	Form of Debenture (Exhibit 10.2 to the Form 6-K furnished on October 20, 2020 and is incorporated herein by reference)

2.2	Form of Warrant (Exhibit 4.1 to the Form 6-K furnished on February 23, 2021 and is incorporated herein by reference)

2.3	Form of Warrant (Exhibit 4.2 to the Form 6-K furnished on February 23, 2021 and is incorporated herein by reference)

2.4	2021 Equity Incentive Plan (Exhibit 10.1 to the Form 6-K furnished on March 31, 2021 and is incorporated herein by reference)

2.5	Form of Debenture (Exhibit 4.1 to the Form 6-K furnished on August 27, 2021 and is incorporated herein by reference)

3.1	Controlling shareholders’ agreement to vote in concert dated May 13, 2015 (Exhibit 10.2 to the Form F-1 initially filed on May 24, 2017 and is incorporated herein by reference)

4.1	Form of Securities Purchase Agreement between the Company and the investors (Exhibit 10.1 to the Form 6-K furnished on October 20, 2020 and is incorporated herein by reference)

4.2	Form of Securities Purchase Agreement between the Company and the investors (Exhibit 10.1 to the Form 6-K furnished on January 8, 2021 and is incorporated herein by reference)

4.3

Consultancy Agreement between ZK International Group Co., Ltd. and Dentoro Alliance LP, dated February 15, 2021 (Exhibit 10.1 to the Form 6-K furnished on February 23, 2021 and is incorporated herein by reference)

4.4

Securities Purchase Agreement, dated as of February 22, 2021 by and among the Company and certain investors

(Exhibit 10.1 to the Form 6-K furnished on February 23, 2021 and is incorporated herein by reference)

4.5	Consulting Agreement between the Company and Susan Kilkenny dated April 5, 2021 (Exhibit 10.1 to the Form 6-K furnished on April 5, 2021 and is incorporated herein by reference)

4.6	Subscription of Shares Agreement among the Company, CG Malta and xSigma dated April 4, 2021 (Exhibit 10.1 to the Form 6-K furnished on April 8, 2021 and is incorporated herein by reference)

4.7	Shareholders Agreement among shareholders of CG Malta dated April 4, 2021 (Exhibit 10.2 to the Form 6-K furnished on April 8, 2021 and is incorporated herein by reference)

4.8

Subscription of Shares Agreement between CG Malta and xSigma dated April 4, 2021 (incorporated by reference to exhibit 10.1 to the report of foreign private issuer on Form 6-K of the Company filed on August 13, 2021)

4.9

Amendment to the Subscription of Shares Agreement between CG Malta and xSigma dated August 4, 2021 (incorporated by reference to exhibit 10.2 to the report of foreign private issuer on Form 6-K of the Company filed on August 13, 2021)

4.10

Securities Purchase Agreement, dated as of August 25, 2021 by and among the Company and certain investors (Exhibit 10.1 to the Form 6-K furnished on August 27, 2021 and is incorporated herein by reference)

4.11

Amendment to the Subscription of Shares Agreement Between CG Malta Holding Limited and XSigma Entertainment Ltd. dated December 27, 2021 (Exhibit 10.1 to the Form 6-K furnished on December 30, 2021 and is incorporated herein by reference)

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics (Exhibit 14.1 to the Form F-1 initially filed on May 24, 2017 and is incorporated herein by reference)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZK INTERNATIONAL GROUP CO., LTD.

By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title:	Chief Executive Officer

Date: January 28, 2022

ZK INTERNATIONAL GROUP CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

ZK International Group Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ZK International Group Co., Ltd. and its subsidiaries (collectively the “Company”) as of September 30, 2021 and 2020, and the related statements of income (loss), comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2021, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
January 28, 2022

1600 Broadway, Suite 1600, Denver, CO, 80202, USA. Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of September 30,
	2021	2020
Assets
Current assets
Cash and cash equivalents	$13,525,298	$3,759,535
Restricted cash	77,906	—
Short-term Investment	2,560,760	294,568
Accounts receivable, net of allowance for doubtful accounts of $2,221,870 and $2,020,373, respectively	27,124,959	31,393,289
Notes receivable	—	192,819
Other receivables	2,158,120	3,337,634
Due from related parties	—	47,135
Inventories	20,689,252	21,679,258
Advance to suppliers	12,567,368	4,078,256
Total current assets	78,703,663	64,782,494
Property, plant and equipment, net	8,004,855	7,870,680
Right-of use asset	54,166	—
Intangible assets, net	8,749,987	929,021
Deferred tax assets	353,460	724,612
Long-term deposit	12,472,847	11,836,860
Long-term investment	25,323,323	306,837
TOTAL ASSETS	$133,662,301	$86,450,504
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,159,731	$10,351,880
Accrued expenses and other current liabilities	6,875,769	4,172,781
Lease liability - current portion	26,332	—
Accrued payroll and welfare	1,853,019	1,555,705
Advance from customers	5,666,214	2,345,891
Due to related parties	1,072,335	1,315,803
Convertible debentures	2,823,364	—
Short-term bank borrowings	21,394,761	17,372,894
Other borrowing - short term portion	283,758	420,741
Notes payables	—	153,175
Income tax payable	2,354,832	3,188,615
Total current liabilities	44,510,115	40,877,485
Lease liability - long term portion	27,834	—
Other borrowing - long term portion	—	269,290
TOTAL LIABILITIES	$44,537,949	$41,146,775

Equity
Common stock, no par value, 50,000,000 shares authorized, 28,918,177 and 16,558,037 shares issued and outstanding, respectively
Additional paid-in capital	63,374,085	18,049,630
Statutory surplus reserve	2,914,602	2,904,699
Subscription receivable	(125,000)	—
Retained earnings	19,737,504	23,546,921
Accumulated other comprehensive income (loss)	2,898,594	492,685
Total equity attributable to ZK International Group Co., Ltd.	88,799,785	44,993,935
Equity attributable to non-controlling interests	324,567	309,794
Total equity	89,124,352	45,303,729
TOTAL LIABILITIES AND EQUITY	$133,662,301	$86,450,504

The accompanying notes are an integral part of these consolidated financial statements.

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	For the year ended September 30,
	2021	2020	2019
Revenues	$99,407,217	$86,846,791	$63,883,520
Cost of sales	(92,936,029)	(82,903,989)	(48,239,478)
Gross profit	6,471,188	3,942,802	15,644,042

Operating expenses:
Selling and marketing expenses	3,117,906	2,215,651	2,647,429
General and administrative expenses	5,772,710	2,482,972	2,897,995
Research and development costs	1,234,161	1,123,555	1,452,061
Total operating expenses	10,124,777	5,822,178	6,997,485

Operating Income (loss)	(3,653,589)	(1,879,376)	8,646,557

Other income (expenses):
Interest expenses	(1,196,648)	(1,000,554)	(1,151,045)
Interest income	13,733	7,192	24,437
Gain on disposal of subsidiary, net	—	536,612	—
Income (loss) on investment	50,649	(256,937)	—
Other income, net	431,438	327,845	921,973
Total other expenses, net	(700,828)	(385,842)	(204,635)

Income (loss) before income taxes	(4,354,417)	(2,265,218)	8,441,922

Income tax recovery (expense)	552,146	1,428,202	(248,228)

Net (loss) income	$(3,802,271)	$(837,016)	$8,193,694
Net (loss) income attributable to non-controlling interests	2,757	11,402	(86,828)

Net (loss) income attributable to ZK International Group Co., Ltd.	(3,799,514)	(825,614)	$8,106,866

Net (loss) income	(3,802,271)	$(837,016)	$8,193,694

Other comprehensive income (loss):
Foreign currency translation adjustment	2,423,439	2,319,048	(1,694,278)

Total comprehensive income	$(1,378,832)	$1,482,032	$6,499,416
Comprehensive loss (income) attributable to non-controlling interests	(14,773)	(6,136)	(73,919)
Comprehensive income attributable to ZK International Group Co., Ltd.	$(1,393,605)	$1,475,896	$6,425,497

Basic and diluted earnings (loss) per share
Basic	$(0.17)	$(0.05)	$0.49
Diluted	(0.17)	(0.05)	0.49
Weighted average number of shares outstanding
Basic	21,873,594	16,558,037	16,551,708
Diluted	22,633,819	16,558,037	16,551,708

The accompanying notes are an integral part of these consolidated financial statements.

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

						Accumulated
		Additional				other	Non-
		paid-in	Subscription	Statutory	Retained	comprehensive	controlling	Total
	Shares	capital	Receivable	surplus reserve	earnings	income (loss)	interests	equity
Balance at September 30, 2018	16,528,037	17,998,933	—	2,031,775	17,138,593	(127,456)	225,747	37,267,592

Shares issued for cast, net of offering costs	30,000	50,697						50,697
Foreign currency translation loss						(1,681,369)	(12,909)	(1,694,278)
Net income				872,924	7,233,942		86,828	8,193,694

Balance at September 30, 2019	16,558,037	18,049,630	—	2,904,699	24,372,535	(1,808,825)	299,666	43,817,705

Disposal of subsidiary							3,992	3,992
Foreign currency translation loss						2,301,510	17,538	2,319,048
Net income					(825,614)		(11,402)	(837,016)

Balance at September 30, 2020	16,558,037	18,049,630	—	2,904,699	23,546,921	492,685	309,794	45,303,729

Issuance of common stock, net of offering costs	7,080,762	24,884,560	(125,000)					24,759,560
Common stock issued in connection with conversion of convertible notes	4,374,176	11,443,067						11,443,067
Issuance of common stock related to exercise of warrants	355,202	1,345,056						1,345,056
Stock-based compensation	550,000	9,542,783						9,542,783
Unearned Compensation		(1,891,011)						(1,891,011)
Foreign currency translations						2,405,909	17,530	2,423,439
Net income				9,903	(3,809,417)		(2,757)	(3,802,271)

Balance at September 30, 2021	28,918,177	63,374,085	(125,000)	2,914,602	19,737,504	2,898,594	324,567	89,124,352

The accompanying notes are an integral part of these consolidated financial statements.

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the year ended September 30,
	2021	2020	2019
Cash Flows from Operating Activities:
Net income	$(3,802,271)	$(837,016)	$8,193,694
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation expense	568,038	438,467	375,286
Amortization expense	481,763	11,366	13,638
Loss on disposal of fixed assets	—	7,608	2,244
Bad debt expense	92,032	—	—
Inventory provision	—	103,942	—
Write-off of advance to suppliers	108,395	100,684	102,523
Deferred tax benefits	406,064	(406,637)	(1,958)
Non-cash service expense	—	—	50,679
Gain on disposal of subsidiary	—	(536,612)	—
Loss on investment	—	214,114	—
Change in unrecognized tax benefits	(918,038)	(1,021,565)	—
Stock compensation expense	1,351,082	—	—
Interest expense of convertible notes	210,173	—	—
Interest expense of financing lease	44,458	—	—
Changes in operating assets and liabilities:
Accounts receivable	5,804,654	(4,800,889)	995,327
Other receivables	1,345,520	(793,936)	680,970
Notes receivable	201,187	206,465	13,119
Inventories	2,021,789	103,123	(3,846,722)
Advance to suppliers	(8,297,301)	2,933,852	596,380
Right of use assets	(53,634)	—
Accounts payable	(8,662,576)	5,582,787	2,593,103
Notes payable	(159,823)	(153,824)	308,005
Accrued expenses and other current liabilities	2,428,410	(484,477)	(1,314,005)
Accrued payroll and welfare	211,632	140,497	506,894
Advance from customers	3,162,961	(198,358)	(887,934)
Income tax payable	(77,214)	(149,386)	83,250
Lease liability	53,635	—	—
Net cash provided (used in) operating activities	(3,479,064)	460,205	8,464,493

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(114,319)	(1,168,322)	(880,289)
Proceed from disposal of property, plant and equipment	—	6,281	5,963
Purchase of CIP	(47,942)	—	—
Disposal of intangible asset	—	—	—
Purchases of intangible assets	(1,983,812)	—	(11,149)
Investment into CG Malta	(25,000,000)	—	—
Net cash used in investing activities	(27,146,073)	(1,162,041)	(885,475)

Cash Flows from Financing activities:
Net proceeds released from (placed into) short-term investment	(2,228,301)	—	559,030
Net proceeds received from (placed into) long-term deposit	—	—	(7,682,151)
Proceeds from short-term bank borrowings	31,203,129	18,061,979	25,875,962
Repayments of short-term bank borrowings	(28,144,978)	(17,836,445)	(28,199,497)
Net proceeds received from (repaid to) related parties	(280,313)	(133,007)	(2,279,911)
Proceed from other borrowing	—	775,951	—
Repayment of other borrowing	(483,458)	(107,195)	—
Proceeds from stock issuances	24,758,458	—	—
Proceeds from convertible notes issuances	14,071,908	—	—
Proceeds from stock warrants exercise	1,345,056	—	—
Net cash provided by (used in) financing activities	40,241,501	761,283	(11,726,567)

Effect of exchange rate changes on cash	227,305	248,950	(83,902)

Net change in cash, cash equivalents and restricted cash	9,843,669	308,397	(4,231,451)
Cash and cash equivalents and restricted cash at the beginning of period	3,759,535	3,451,138	7,682,589
Cash, cash equivalents and restricted cash at the end of period	$13,603,204	$3,759,535	$3,451,138

Supplemental disclosures of cash flows information:
Non-cash financing activities	$—	$—	$—
Cash paid for income taxes	$37,041	$149,291	$170,331
Cash paid for interest expenses	$338,575	$991,319	$1,197,504

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

The Company is authorized to issue 50,000,000 ordinary shares, with no par value. 28,918,177 shares were issued and outstanding as of September 30, 2021. The ownership interests described below are based on the shareholders’ portion of the authorized ordinary shares. ZK International is a holding company and is currently not actively engaging in any business.

As of September 30, 2021, 23.04% of ZK International's equity interest was hold by two mainland Chinese beneficial owners, who entered an agreement on May 13, 2015 to vote their shares in concert in ZK International, covering all the periods presented afterwards, with HUANG Jian Cong holding 16.82% and WANG Guo Lin holding 6.22%.

ZK Pipe Industry Co., Ltd. (“ZK Pipe”)

ZK Pipe was incorporated on May 28, 2015 in Hong Kong. The registered capital is HKD 1,000,000 which was initially 40% held by ZK International and 60% held by CHENG Kai Chun, a nominee shareholder with no voting interest in ZK Pipe. On August 5, 2015, CHENG Kai Chun transferred all of his equity interest in ZK Pipe to ZK International. After the transfer, ZK International controls 100% of ZK Pipe’s voting interest and ZK Pipe became a wholly owned subsidiary of ZK International. The paid-in capital was zero as of September 30, 2021.

The registered principal activities of ZK Pipe are technical research of metal pipe and fittings, metal take-up valve plumbing and water purifying plant, and imports and exports of goods. ZK Pipe had not commenced operations as of September 30, 2021.

Wenzhou Weijia Pipeline Development Co., Ltd. (“Wenzhou Weijia”)

Wenzhou Weijia was incorporated on June 17, 2015 in Wenzhou and is a wholly owned subsidiary of ZK Pipe. Wenzhou Weijia is a wholly-foreign owned enterprise organized the laws of the People’s Republic of China. The registered capital is USD 20,000,000 and the paid-in capital was zero as of September 30, 2021.

The registered principal activities of Wenzhou Weijia are technical research, technical service and sales of metal pipe and fittings and light industry machinery and equipment, and imports and exports of goods and technology. Wenzhou Weijia had not commenced operations as of September 30, 2021.

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

ZK International (ZK Uganda)

ZK Uganda was incorporated on March 23, 2018 under the laws of the Republic of Uganda. Its registered capital is 20 Million Uganda Shillings, and the paid-in capital was zero as of September 30, 2018. ZK Uganda is 80% owned by ZK International and 20% owned by a third-party individual. ZK Uganda is currently not engaging in any business but plans to seek such opportunities that would complement and diversify the current business operations of the Company. The paid-in capital was zero as of September 30, 2021.

xSigma Corporation (“xSigma Corporation”)

xSigma Corporation (“xSigma Corporation”) was incorporated on January 18, 2018 under the laws of the British Virgin Islands. Its registered capital is USD 50,000, and the paid-in capital was zero as of September 30, 2021. xSigma Corporation is 51% owned by ZK International. xSigma Corporation is a blockchain R&D lab that explores decentralized finance (“DeFi”) and cryptocurrency market. xSigma Corporation has been focused on two projects: DeFi protocol (stablecoin DEX) and the ETF-like protocol xTF by xSigma. The ultimate objective of xSigma Corporation is to build an ecosystem of products for finance and blockchain.

xSigma Collectibles Limited (“xSigma Collectibles”)

xSigma Collectibles Limited (“xSigma Collectibles”) was incorporated on July 6, 2021 under the laws of the British Virgin Islands. Its registered capital is USD 100, and the paid-in capital was zero as of September 30, 2021. xSigma Collectibles launched MaximNFT (“MaximNFT”), available at www.maximnft.com, the exclusive NFT (Non-Fungible Token) marketplace of the iconic men's lifestyle brand. MaximNFT seeks to provide the best customer experience and innovative NFT solutions. It will allow customers to create and sell NFTs on various blockchains, including, but not limited to, Ethereum, Binance Smart Chain, and Polkadot.

xSigma Entertainment Limited (“xSigma Entertainment”)

xSigma Entertainment Limited (“xSigma Entertainment”) was incorporated on March 17, 2021 under the laws of the British Virgin Islands. Its registered capital is USD 50,000, and the paid-in capital was zero as of September 30, 2021. xSigma Entertainment is a holding entity and currently holds 15.73% ownership of CG Malta Holding Limited (“CG Malta”). CG Malta is a globally licensed sports betting and casino operator and launched MaximBet. MaximBet is sports betting and casino website, available at MaximBet.com and through iOS and Android applications that will allow users to bet on sports and casino in the United States and around the world.

xSigma Trading LLC (“xSigma Trading”)

xSigma Trading LLC (“xSigma Trading”) was incorporated on June 7, 2021 under the laws of the Daleware, United States. Its registered capital was zero, and the paid-in capital was zero as of September 30, 2021. xSigma Trading is a holding entity and is currently not engaging in any business. The entity has not commenced operation as of September 30, 2021.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Presentation and Principles of Consolidation

The accompanying consolidated financial statements and related notes have been prepared in accordance with generally accepted accounting principles in the United Stated of America. All inter-company transactions and balances have been eliminated upon consolidation.

	Registered		Ownership as of the
Entity Name	Location	Background	issuance date of the report
ZK	BVI	• Incorporated on May 13, 2015
International		• Registered capital of USD 50,000, not paid	16.82% by HUANG Jian Cong
		• A holding company with no operation activities itself for the years then ended	6.22% by WANG Guo Lin

ZK Pipe	Hong Kong	• Incorporated on May 28, 2015
		• Registered capital of HKD 1,000,000, not paid	100% by ZK International
• Have not commenced operations

Wenzhou Weijia	Wenzhou	• Incorporated on June 17, 2015
		• Registered capital of USD 20,000,000, not paid	100% by ZK Pipe
• Have not commenced operations

Zhejiang Zhengkang	Wenzhou	• Incorporated on December 4, 2001	99% by Wenzhou Weijia
		• Registered capital of RMB 100,000,000, RMB 30,000,000 paid	1% by HUANG Jian Cong
• Principally operated in manufacturing and sales of steel strip, steel pipe and fittings

Wenzhou Zhengfeng	Wenzhou	• Incorporated on December 24, 1999
		• Registered capital of RMB 2,880,000, fully paid	100% by Zhejiang Zhengkang
• Principally operated in trading of steel strip, mainly purchased from Zhejiang Zhengkang

ZK Uganda	Uganda	• Incorporated on March 23, 2018
		• Registered capital of 20 Million Uganda Shillings, not paid.	80% by ZK International
• Have not commenced operations

xSigma Corporation	BVI	• Incorporated on January 18, 2018
		• Registered capital of USD 50,000, not paid	51% by ZK International
• Have not commenced operations

xSigma Collectibles Limited	BVI	• Incorporated on July 6, 2021
		• Registered capital of USD 100, not paid	100% by ZK International
• Principally operated in NFT (Non-Fungible Token) marketplace

xSigma Entertainment Limited	BVI	• Incorporated on March 17, 2021
		• Registered capital of USD 50,000, not paid	100% by ZK International
• A holding company that holds ownership in CG Malta, a sports betting and casino operator

xSigma Trading LLC	Daleware, United States	• Incorporated on June 7, 2021	100% by xSigma Corporation
• Registered capital and paid in capital was zero
• Have not commenced operations

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

The relevant exchange rates are listed below:

	For the Fiscal Years
	Ended September 30
	2021	2020	2019

Period Ended RMB: USD exchange rate	6.4434	6.7896	7.1477
Period Average RMB: USD exchange rate	6.5072	7.0056	6.8753

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

Short-term Investment

The Company’s short-term Investment consists of short-term held-to-maturity investments, mainly term deposits, in commercial banks with original maturities of more than 90 day but less than one year. As of September 30, 2021, the Company has short-term investment of $2,560,760, while it had $294,568 short-term investment as of September 30, 2020.

Long-term Deposit

Long-term deposit consists of cash deposit of RMB 80,367,541 Zhejiang Zhengkang pledged to two entities, which the Company is seeking to acquire certain percentage of ownership of each ("Target Company” or collectively "Target Companies"). The deposits are used as acquisition deposits required by the two Target Companies in order to execute their respective acquisition memorandum which details the acquisition and valuation methods but is not legally binding. As of September 30, 2021 the total deposits pledged were $12,472,847, with $11,533,902 to one Target Company and $938,945 to the other. The fund pledged to the Target Companies have no definite term, however the Company anticipates the detailed acquisition proposals will be presented to the Board of Directors and shareholders of the Company for voting within one year. In the case that any acquisition is approved by both parties, the deposits will be used as initial payments and offset the total cash considerations of the deal. If any of the acquisition failed to be approved, the Target Companies are obligated to return the deposit to Zhejiang Zhengkang. As of September 30, 2021, the acquisition was neither approved or disapproved as the two acquisitions are still in the process of undergoing legal and financial due diligence, however one acquisition was terminated in the subsequent period. The potential acquisition for one target with deposit of $11,533,902 was terminated due to the target was acquired by a Chinese State Owned Enterprise. Subsequent to yearend, management of the Company has reached an oral agreement with the target to convert the deposit amount to a loan. As the Company still outsourced part of its pipe production to the target, the loan can be used as the Company’s future outsourcing production fee payment or to be returned by the target.

Long-term investments

Effective October 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-01 and related ASU 2018-03 concerning recognition and measurement of financial assets and financial liabilities. In adopting this new guidance, the Company has made an accounting policy election to adopt an adjusted cost method measurement alternative for investments in equity securities without readily determinable fair values.

For equity investments that are accounted for using the measurement alternative, the Company initially records equity investments at cost but is required to adjust the carrying value of such equity investments through earnings when there is an observable transaction involving the same or a similar investment with the same issuer or upon an impairment.

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

The allowance for doubtful accounts recognized as of September 30, 2021 and 2020 was $2,221,870 and $2,020,373, respectively.

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

Provision for inventory recognized as of September 30, 2021 and 2020 were $113,011 and $107,248, respectively.

Advance to Suppliers and Advance from Customers

Advance to suppliers refer to advances for purchase of materials or other service agreements, which are applied against trade accounts payable when the materials or services are received. Advance from customers refer to advances received from customers regarding product sales, which are applied against accounts receivable when products are sold.

The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would write off such amount in the period when it is considered impaired. During fiscal year ended September 30, 2021 and 2020, the Company wrote off advance to suppliers of $nil and $103,887, respectively.

Fair Value of Financial Instruments

ASC Topic 820, Fair Value Measurements and Disclosures, requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, Financial Instruments, defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities that qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
●	Level 3 inputs to the valuation methodology use one or more unobservable inputs which are significant to the fair value measurement.

For the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, short-term investment, notes receivable, notes payable, bank loans, other receivables and other borrowings, the carrying amounts approximate their fair values due to their short maturities as of September 30, 2021 and 2020. For lease liabilities, fair value approximates their carrying value at the year end as the interest rates used to discount the host contracts approximate market rates. The company did not identify any instruments that were measured at fair value on a recurring nor non-recurring basis for the year ended September 30, 2021 and 2020. During the year ended September 30, 2021, the Company issued convertible notes and the convertible notes issued were classified as liabilities and measured at fair value on the issuance date, with changes in fair value recognized as other expense on the consolidated statements of operations and disclosed in the consolidated financial statements.

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

Intangible Assets

Intangible assets consist primarily of land use rights and software. Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time and these land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization. For the internal use software developed by both internal team and by external entity under development arrangements, the costs incurred during the Application Development Stage were capitalized pursuant to ASC 350-40-25.

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

There was no impairment charge recognized for long-lived assets as of September 30, 2021, 2020 and 2019.

Leases

Effective October 1, 2019, the Company accounts for its leases under ASC 842, Leases (“ASC 842”). Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases, and are recorded on the consolidated balance sheet as both a right of use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term.

In calculating the right of use asset and lease liability, the Company elects to combine lease and non-lease components as permitted under ASC 842. The Company excludes short-term leases having initial terms of 12 months or less from the new guidance as an accounting policy election and recognizes rent expense on a straight-line basis over the lease term.

The Company continues to account for leases in the prior period financial statements under ASC Topic 840.

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

Convertible note, net

The Company evaluated the convertible notes issued pursuant to the ASC 470-20-25-4 Beneficial Conversion Feature (“BCF”) guidance. The BCF was measured the intrinsic values for convertible notes on the commitment dates, which are the dates that the agreements were signed with the investors. The Company’s convertible notes both have stated redemption dates (maturity dates), which are 12 months from the issuance dates, the BCF values will be accreted from issuance date to the conversion date or the stated maturity date, whichever is earlier. The accretion calculation is based on effective interest rate method consistent with the ordinary debt instruments.

Stock-based compensation

The Company accounts for share-based payment exchanged for services at the estimated grant date fair value. The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model and the Company estimates the stock warrants by performing Monte Carlo simulation analysis to calculate the fair value of the committed warrants. The Company’s share price was simulated under a risk-neutral framework using Geometric Brownian Motion (“GBM”). The daily share price was simulated from the valuation date through to the latest expiry date. The assumptions used in calculating the fair value of stock-based compensation represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment.

Expected Term - The expected term of options represents the period that the Company’s stock option are expected to be outstanding based on the simplified method, which is the half-life from vesting to the end of its contractual term.

Expected Volatility - The Company computes stock price volatility over expected terms based on its historical common stock trading prices.

Risk-Free Interest Rate - The Company bases the risk-free interest rate on the implied yield available on U. S. Treasury zero-coupon issues with an equivalent remaining term.

Expected Dividend - The Company has never declared or paid any cash dividends on its common shares and does not plan to pay cash dividends in the foreseeable future, and, therefore, uses an expected dividend yield of zero in its valuation models.

Revenue Recognition

The Company generates its revenues mainly from sales of steel piping products and sales of steel materials such as stainless steel coil and strip. The Company follows Financial Accounting Standards Board (FASB) ASC 606 and accounting standards updates (“ASU”) 2014-09 for revenue recognition. On October 1, 2018, the Company has early adopted ASC 606, which is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) Identify the Contract with a Customer, (2) Identify the Performance Obligations in the Contract, (3) Determine the Transaction Price, (4) Allocate the Transaction Price to the Performance Obligations in the Contract, and (5) Recognize Revenue When (or As) the Entity Satisfies a Performance Obligation. Results for reporting periods beginning after October 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported under the previous accounting standards ASC 605. The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and there was no material unfinished contracts with customers upon adoption of ASC 606, therefore there was no material changes to the Company's consolidated financial statements upon adoption of ASC 606, and there have not been any significant changes to company's business processes, systems, or internal controls as a result of implementing the standard.

The Company considers customer purchase orders, which in some cases are governed by master sales agreements, to be the contracts with a customer. As part of its consideration of the contract, the Company evaluates certain factors including the customer's ability to pay (or credit risk). For each contract, the Company considers the promise to transfer products, each of which are distinct, to be the identified performance obligations.

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

Revenues are reported net of all value added taxes. The Company does not routinely permit customers to return products, while in certain conditions product changes are allowed, and historically customer returns have been immaterial and due to the nature of company's products no warranty is offered. Revenue is recognized when control of the product is transferred to the customer (i.e., when the Company's performance obligation is satisfied at a point in time), which typically occurs at delivery.

Since February 2021, xSigma Corporation launched a stable coin exchange platform which is built on smart contract. Liquidity provider who provides liquidity for certain stable coin on the exchange is awarded a certain amount of SIG token, a governance token issued by the smart contract. The SIG holder is entitled to the commission revenue generated by the exchange and as the project founder xSigma Corporation is holding 30% all SIG token issued and outstanding. Though SIG was listed on one cryptocurrency exchange and has public market price, however due to the token’s low trading volume and unstable market price the Company decides not to recognize revenue for the token it owned until monetization of the token. There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for digital currencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results from operations.

Government Grant

Government grants are recognized when received and all the conditions for their receipt have been met.

Government grants as the compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable. During the years ended as of September 30, 2021, 2020 and 2019, $446,480, $327,651, and $912,844, respectively, government grants were recognized as other income for financial support to the Company under local government’s innovation incentive programs.

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

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Tax benefits (expense) recorded as of September 30, 2021 and 2020 were ($406,064) and $406,637, respectively.

Advertising costs

Advertising costs are expensed as incurred in accordance with ASC 720-35 Other Expense-Advertising costs. Advertising costs were $104,661, $82,884, and $306,288 for years ended September 30, 2021, 2020 and 2019, respectively.

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

Recent Accounting Pronouncements

New Accounting Pronouncements Recently Adopted

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

New Accounting Pronouncements Not Yet Adopted

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. This ASU is effective for annual reporting periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. This update permits the use of either the modified retrospective or fully retrospective method of transition. The Company is currently evaluating the impact this ASU will have on its consolidated financial statements and related disclosures.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of September 30, 2021 and 2020:

	As of September 30,
	2021	2020
Accounts receivable, gross	$29,346,829	$33,413,662
Less: allowance for doubtful accounts	(2,221,870)	(2,020,373)
Accounts receivable, net	$27,124,959	$31,393,289

The Company recorded $92,943 and nil bad debt expense during the year ended September 30, 2021 and 2020, respectively. There was no bad-debt write-off recorded by the Company during the years ended September 30, 2021 and 2020.

As of September 30, 2021 and 2020, the Company pledged accounts receivable of $2,053,490 and $1,829,454 to secure banking facilities granted to the Company.

Changes of allowance for doubtful accounts for the years ended September 30, 2021 and 2020 are as follow:

	As of September 30,
	2021	2020
Beginning balance	$2,020,373	$1,919,152
Additional reserve through bad debt expense	92,943	—
Exchange difference	108,554	101,221
Ending balance	$2,221,870	$2,020,373

NOTE 4 –OTHER RECEIVABLES

Other receivables consisted of mainly the legal claims to be collected from the Company’s debtors and uncollected proceeds due from the disposition of subsidiary.

During 2010, the Company entered into two loan agreements with Raozhou Dianli Ltd and Xianjin Cao, and advanced RMB 9 million on the first loan and RMB 1.5 million on the second loan, totaled RMB 10.5 million (approximately USD 1.52 million). The terms of these two loans are both one year. Both borrowers defaulted and didn’t make any repayment when the terms expired. The Company thus sued these two parties and pursuant to the final judgment ruled by Jiangsu High People’s Court, the Company is entitled to a repayment of RMB 10.5 million plus interest with an interest rate that is four times higher than the normal interest rate in the corresponding period. The claim has been covered by real estate assets of Raozhou Dianli Ltd, which have been seized by the Court and has an appraised value of RMB 143.1 million, or about USD 21.5 million as of September 19, 2017, according to the appraisal report, which is much higher than the Company’s claim. The Company is listed as the first-in-line creditor and the management believes that the repayment of RMB 10.5 million and outstanding interest is reasonably assured. The Company recorded RMB 10.5 million as Other Receivable. As of September 30, 2021 and 2020, the outstanding balance is RMB 4.4 million (USD 0.68 million) and RMB 4.4 million (USD 0.65 million), respectively.

In the opinion of the management, after consultation with the Company’s legal counsel, the management believes it is assured the balance will be collected as the debtor has real properties seized by the Court worth much more than the debt owed to the Company.

Other receivables also consist of uncollected proceeds due from the disposition of Wenzhou Zhenglong Ecommerce Co. Ltd (Zhenglong). On September 30, 2020, the Company sold all its equity interests of Zhenglong with the consideration of RMB 4,500,000. As of September 30, 2021 and 2020, the outstanding balance is RMB 4.5 million (USD 0.70 million) and RMB 4.5 million (USD 0.66 million), respectively.

NOTE 5 – INVENTORIES

Inventories as of September 30, 2021 and 2020 consisted of the following:

	As of September 30,
	2021	2020
Raw materials	$5,527,560	$5,310,404
Work-in-process	5,925,186	9,372,167
Finished goods	9,349,517	7,103,935
Provision for inventory impairment	(113,011)	(107,248)
Total	$20,689,252	$21,679,258

As of September 30, 2021 and 2020, the Company pledged inventories of $2,793,556 and $2,651,113 to secure banking facilities granted to the Company, respectively.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following as of September 30, 2021 and 2020:

	As of September 30,
	2021	2020
Buildings	$6,217,128	$5,486,663
Machinery	6,960,604	6,412,009
Furniture, fixtures and equipment	652,363	588,302
Motor vehicles	250,945	238,149
Total property plant and equipment, at cost	14,081,040	12,725,123
Less: accumulated depreciation	(6,076,185)	(5,221,949)
	8,004,855	7,503,174
Construction in progress (“CIP”)	—	367,506
Property, plant and equipment, net	$8,004,855	$7,870,680

Depreciation expense was $568,038 and $438,467 for the years ended September 30, 2021 and 2020, respectively.

As of September 30, 2021 and 2020, the Company pledged buildings and machinery to secure banking facilities granted to the Company. The carrying values of the pledged buildings to secure bank borrowings by the Company are shown in Note 11.

NOTE 7 – INTANGIBLE ASSETS

	As of September 30,
	2021	2020
Land use rights, cost	$617,895	$586,389
Software, cost	8,803,367	517,954
Other intangible assets, cost	1,732	1,643
Less: accumulated amortization	(673,007)	(176,965)
Intangible assets, net	$8,749,987	$929,021

The land use right represents the Company’s land use rights in Wenzhou’s plant, which had been pledged to secure the Company’s banking facilities granted to the Company as of September 30, 2021 and 2020. The carrying values of the pledged land use rights to secure bank borrowings by the Company are shown in Note 11.

During the fiscal year ended September 30, 2021, the Company entered into a series of consulting agreements with third-party entity and individuals to develop and implement the following software platforms:

●	The DeFi (decentralized finance) Protocol, a stablecoin DEX (decentralized exchange) and liquidity mining platform, available at https://xsigma.fi.
●	Two flagship trading platforms, "xSigma Trading" for CFD trading and "xSigma Trader" for Crypto, Crypto Options and Crypto derivatives.
●	MaximNFT platform (“MaximNFT”), available at www.maximnft.com, the exclusive NFT (Non-Fungible Token) marketplace partners with Maxim, the iconic men's lifestyle brand. It will allow customers to create and sell NFTs on various blockchains, including, but not limited to, Ethereum, Binance Smart Chain, and Polkadot.

The software platforms are intended for internal use which is to provide services to customers and the Company does not have any plan to market the software for sales externally. In exchange of the development services provided, the Company paid consideration in the form of cash, stock and stock warrants, and all the costs incurred during the Application development Stage were capitalized pursuant to ASC 350-40-25.

Amortization expense was $481,763 and $11,366 for the years ended September 30, 2021 and 2020, respectively.

NOTE 8 – LONG-TERM INVESTMENT

The Company made an investment in Wenzhou Longlian Development Co., Ltd. ("Longlian"), a private company incorporated in PRC, in 2011 by RMB 2,083,300 with equity percentage of 2.0833%. The principal activities of Longlian are property and infrastructure construction. As of September 30, 2021 and 2020, the Company carried this investment at its cost in the amount of $323,323 and $306,837, respectively. During 2021 and 2020 fiscal years, the Company received no dividend income from Longlian.

On April 8, 2021, ZK International Group Co., Ltd., a British Virgin Islands company (the “Company”), through its wholly-owned subsidiary xSigma Entertainment Limited (“xSigma Entertainment”) entered into a Subscription of Shares Agreement (the “Subscription Agreement”) with CG Malta Holding Limited (“CG Malta”) on April 4, 2021, pursuant to which xSigma Entertainment acquired 12% interest in CG Malta through xSigma Entertainment for US$15 million and agreed to subscribe to an additional number of ordinary shares in CG Malta for a total purchase price of US$35 million, which will guarantee to xSigma Entertainment an additional 13% interest in CG Malta, subject to the signing of a separate subscription agreement not later than four months from April 4, 2021. On August 4, 2021, xSigma Entertainment entered into an amendment to the Subscription Agreement, pursuant to which the subscription to the ordinary shares in CG Malta for a total purchase price of US$35 million will be subject to signing of a separate subscription agreement no later than January 1, 2022. The Company completed an investment of US$10 million in CG Malta in September 2021, and as a result of the investment the Company has an ownership of 15.73% on CG Malta. On December 27, 2021, xSigma Entertainment entered into a second amendment to the Subscription Agreement (the “Second Amendment”). Pursuant to the Second Amendment, the subscription to the ordinary shares in CG Malta for a total purchase price of US$25 million will be subject to signing of a separate subscription agreement no later than April 30, 2022, of which US$5 million shall be completed no later than February 15, 2022 and another US$5 million shall be completed no later than March 15, 2022.

The Company’s equity investment in CG Malta is accounted for under ASC 321 Investment: Equity Securities. The Company has elected the measurement alternative under ASC 321 to use cost minus impairment method for the subsequent measurement of its equity investment. As of September 30, 2021, the Company carried this investment at its cost in the amount of $25,000,000. For the year ended September 30, 2021, no impairment was recognized for the investment in CG Malta.

NOTE 9 – RELATED PARTY TRANSACTIONS

Net amounts due to related parties consisted of the following as of September 30, 2021 and 2020:

		As of September 30,
Accounts	Name of related parties	2021	2020
Related party payables	Shareholder, HUANG Jian Cong	$974,216	$1,187,339
Related party payables	Other Affiliates of the Company	98,119	128,464
Due from Related Parties	Other Affiliates of the Company	—	47,135

This represented unsecured and interest free borrowings between the Company and Huang Jiancong and other related parties to the Company. For the years end September 30, 2021 and 2020, the Company had outstanding loans with total amount of $974,216 and $1,187,339 from its shareholder, HUANG Jian Cong. As of September 30, 2020 the Company had outstanding amount due from one related party with an amount of $47,135, which was fully collected during fiscal year 2021.

NOTE 10 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following as of September 30, 2021 and 2020:

	As of September 30,
	2021	2020
VAT payable	$4,740,889	$3,884,924
Other tax payables	80,592	53,521
Other	2,054,288	234,336
Total	$6,875,769	$4,172,781

Other current liabilities contain primarily unsecured, due on demand and interest free short-term loan to the Company from third party entities and deposits for bidding from suppliers to the Company.

NOTE 11 – SHORT-TERM BANK BORROWINGS

Short-term bank borrowings consisted of the following at September 30, 2021:

		Amount -	Issuance	Expiration
Bank Name	Amount - RMB	USD	Date	Date	Interest
Bank of China	5,650,000	876,866	2021-08-30	2022-08-26	5.27%
Bank of China	4,250,000	659,590	2021-09-06	2022-09-01	5.27%
China Merchants Bank	7,000,000	1,086,383	2021-05-25	2021-11-24	4.55%
China Merchants Bank	5,000,000	775,988	2021-05-31	2021-11-24	4.55%
China Merchants Bank	4,000,000	620,790	2021-06-09	2021-11-24	4.55%
Industrial Bank	6,000,000	931,185	2021-02-01	2022-02-01	5.22%
Industrial Bank	7,000,000	1,086,383	2021-02-02	2022-01-26	5.22%
China Minsheng Bank	45,000,000	6,983,890	2021-03-24	2022-03-20	4.50%
China Minsheng Bank	9,000,000	1,396,778	2021-03-26	2022-03-20	4.50%
China Minsheng Bank	3,000,000	465,593	2021-03-31	2022-03-20	4.50%
China Minsheng Bank	4,000,000	620,790	2021-05-18	2022-05-18	4.50%
China Minsheng Bank	5,000,000	775,988	2021-06-17	2022-06-10	3.50%
China Minsheng Bank	5,000,000	775,988	2021-08-12	2022-08-11	3.50%
China Minsheng Bank	5,000,000	775,988	2021-06-21	2022-06-23	3.50%
CZBANK	980,000	152,094	2020-12-16	2021-11-18	5.50%
CZBANK	1,000,000	155,198	2021-07-15	2022-04-07	5.60%
CZBANK	4,600,000	713,909	2020-12-14	2021-11-11	5.50%
CZBANK	2,140,000	332,123	2020-11-25	2021-11-09	5.50%
CZBANK	1,960,000	304,187	2020-11-17	2021-11-02	5.80%
CZBANK	1,275,000	197,877	2020-11-18	2021-11-04	5.80%
CZBANK	2,000,000	310,395	2020-12-16	2021-11-16	5.50%
CZBANK	2,000,000	310,395	2021-04-13	2022-04-11	6.00%
Bank of Communications	7,000,000	1,086,383	2021-07-15	2022-07-06	4.65%
Total	137,855,000	21,394,761

Short-term bank borrowings consisted of the following at September 30, 2020:

		Amount -	Issuance	Expiration
Bank Name	Amount - RMB	USD	Date	Date	Interest
Agricultural Bank - Longwan Branch	1,300,000	191,469	7/1/2020	6/1/2021	5.10%
Agricultural Bank - Longwan Branch	3,000,000	441,852	2/28/2020	2/1/2021	2.85%
Agricultural Bank - Longwan Branch	5,750,000	846,883	7/9/2020	7/1/2021	5.10%
Agricultural Bank - Longwan Branch	6,000,000	883,704	8/10/2020	8/1/2021	5.10%
Agricultural Bank - Longwan Branch	6,190,000	911,688	11/4/2019	11/1/2020	5.66%
Agricultural Bank - Longwan Branch	7,580,000	1,116,413	8/14/2020	8/13/2021	5.10%
Agricultural Bank - Longwan Branch	8,000,000	1,178,273	11/13/2019	11/11/2020	5.66%
Agricultural Bank - Longwan Branch	8,700,000	1,281,372	12/23/2019	12/1/2020	5.70%
Bank of China	4,250,000	625,957	9/7/2020	9/2/2021	5.27%
Bank of China	5,750,000	846,883	9/3/2020	8/31/2021	5.27%
China Merchants Bank	16,500,000	2,430,187	12/13/2019	12/20/2020	4.55%
Industrial Bank	1,000,000	147,284	6/2/2020	3/2/2021	5.50%
Industrial Bank	1,900,000	279,840	12/26/2019	12/26/2020	5.22%
Industrial Bank	3,000,000	441,852	11/1/2019	10/21/2020	6.00%
Industrial Bank	5,000,000	736,420	10/30/2019	10/30/2020	6.00%
Industrial Bank	5,000,000	736,420	10/31/2019	10/26/2020	6.00%
China Minsheng Bank	2,800,000	412,395	6/11/2020	6/11/2021	5.80%
China Minsheng Bank	3,000,000	441,852	6/12/2020	6/12/2021	5.80%
CZBANK	550,000	81,006	4/9/2020	11/26/2020	6.00%
CZBANK	1,105,000	162,749	4/13/2020	11/20/2020	6.00%
CZBANK	1,580,000	232,709	4/16/2020	11/23/2020	6.00%
CZBANK	2,140,000	315,188	4/10/2020	12/10/2020	6.00%
CZBANK	2,970,000	437,434	4/10/2020	1/6/2021	6.00%
CZBANK	4,610,000	678,980	4/17/2020	12/24/2020	6.00%
CZBANK	1,980,000	291,622	4/13/2020	10/23/2020	6.00%
Bank of Communications	3,300,000	486,037	2/13/2020	2/9/2021	6.15%
Bank of Communications	5,000,000	736,425	2/11/2020	2/9/2021	6.15%
Total	117,955,000	17,372,894

The Company’s short-term bank borrowings are pledged by its assets as listed below, and guaranteed by the Company’s major shareholders: HUANG Jian Cong, WANG Jian Di, WANG Guo Lin, WANG Min Jie, and WANG Yang Ming, and their immediate family members.

The carrying values of the Company’s pledged assets to secure short-term borrowings by the Company are as follows:

	As of September 30,
	2021	2020
Accounts receivable	$2,053,490	$1,829,454
Buildings, net	4,508,834	4,409,238
Land use rights, net	419,721	411,067
Machinery, net	92,761	95,078
Inventory	2,793,556	2,651,113
Total	$9,868,362	$9,395,950

NOTE 13 – COMMITMENT AND CONTINGENCIES

The Company, from time to time, may be a party to claims and legal proceedings generally incidental to its business. As of September 30, 2021, Company has no material purchase commitments, significant leases and unused letter of credit.

The Company has one pending legal claim against a third party as of September 30, 2021. See Note 4 for disclosure related to the claim with Raozhou Dianli Ltd. There were no other legal matters that are likely to have a material adverse effect on the Company’s financial position as of September 30, 2021 and 2020 and the results of operations or cash flows for the years ended September 30, 2021 and 2020.

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

In addition, the Company recorded a potential income tax liability of $2,354,832 and $3,188,615 for the years ended September 30, 2021 and 2020, respectively, and for the possible underpayment of income and other taxes, not include potential interests or penalties. It is possible that the tax liability of the Company for past taxes may be higher than those amounts. The Company’s management believes it has sufficient cash on hand to adequately meet any tax liability for the underpayment of income and VAT taxes. Additionally, the Company’s management believes it may be able to negotiate with local PRC taxing authorities a reduction to any amounts that such authorities may believe are due and a reduction to any interest or penalties thereon. We have no guarantee that we will be able to negotiate such a reduction. To the extent our Company is able to negotiate such amounts, the Company records such reduction as unrecognized tax benefits due to the fact that national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes. The PRC tax law provides statute of limitations of 3 years to collect unpaid taxes. The Company recognizes the portion of unrecognized tax benefit that is beyond 3 years as reduction of its tax liabilities due to the fact that the statute of limitations for the relevant taxing authorities to examine and challenge the tax position has expired. The changes of unrecognized tax benefit recorded by the Company are shown in Note 20.

NOTE 15 – CUSTOMER AND SUPPLIER CONCENTRATION

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

The Company had no such significant customer who account for greater than 10%of the company's revenue for the fiscal year ended September 30, 2021 and 2020. The Company had one customer who accounted for more than 10% of total accounts receivable as of September 30, 2021, the customers had accounts receivable balance of $3,198,069 which represents 11.79% of total accounts receivable. The Company had two customers who accounted for more than 10% of total accounts receivable as of September 30, 2020, and the two customers had accounts receivable balance of $3,697,779 and $5,513,922 which represents 11.78% and 17.56% of total accounts receivable, respectively.

For the year ended September 30, 2021, three suppliers accounted for 34.69%, 27.32% and 10.51% of the Company’s total raw material purchase, respectively. The Company had two suppliers who accounted for more than 10% of total accounts payable as of September 30, 2021, the suppliers had accounts payable balance of $314,353 and $259,160 which represents 14.56% and 12.00% of total accounts payable, respectively. For the year ended September 30, 2020, the Company had 4 significant vendors collectively accounted for 70.10%. The Company had one supplier who accounted for more than 10% of total accounts payable as of September 30, 2020, the supplier had accounts payable balance of $7,008,387 which represents 67.70% of total accounts payable. The Company believes there are numerous other suppliers that could substitute the current significant vendors should they become unavailable or non-competitive.

NOTE 16 – CONVERTIBLE NOTES

On September 28, 2020, ZK entered into Convertible Debenture agreements with certain unaffiliated investors identified therein (each an “Holder” and collectively “Holders”). The convertible debentures, with aggregate principal amount of $1.4 million and 5% annual interest rate, are exercisable for a period of one year at an exercise price of 70% of the average closing price during the seven (7) consecutive Trading Days immediately preceding the Conversion Date, but not lower than the Floor Price of $0.62 per share. The transaction was closed on October 20, 2020 and full proceeds were received. As of September 30, 2021, all Holders have demanded to convert their convertible debentures and a total of 1,394,253 shares were issued to Investors.

On August 26, 2021, ZK entered into Convertible Debenture agreements with certain unaffiliated investors identified therein (each an “Holder” and collectively “Holders”). The convertible debentures, with aggregate principal amount of $12.7 million and 5% annual interest rate, are exercisable for a period of one year at an exercise price of 80% of the volume weighted average closing price during the seven (7) consecutive Trading Days immediately preceding the Conversion Date, but not lower than the Floor Price of $2.5 per share. The transaction was closed on September 27, 2021 and full proceeds were received. As of September 30, 2021, a majority of Holders have demanded to convert their convertible debentures and a total of 2,979,923 shares were issued to the demanded Holders.

The embedded conversion feature of the above convertible notes was determined to be beneficial conversion feature that requires recognition within equity on the commitment date. The BCF was measured the intrinsic values for convertible notes on the commitment dates, which are the dates that the agreements were signed with the investors. The Company’s convertible notes both have stated redemption dates (maturity dates), which are 12 months from the issuance dates, the BCF values will be accreted from issuance date to the conversion date or the stated maturity date, whichever is earlier. The accretion calculation is based on effective interest rate method consistent with the ordinary debt instruments.

Net carrying amount of the liability component Convertible Notes dated as of September 30, 2021 was as follows:

			Net
	Principal	Discount on	carrying
	outstanding	debt	value

Convertible Notes - short-term	$4,123,900	(1,300,536)	$2,823,364

Net carrying amount of the equity component of the Convertible Notes as of September 30, 2021was as follows:

Amount
	allocated to		Equity
	conversion	Issuance	component,
	option	cost	net

Convertible Notes – equity portion	$1,291,892	8,644	$1,300,536

NOTE 17 – STOCK-BASED COMPENSATION, OPTIONS AND WARRANTS

Stock-based compensation to third parties

During the fiscal year ended September 30, 2021, the Company issued a total of 550,000 ordinary shares to third parties for their software development, marketing and promoting services provided to the Company’s subsidiary xSigma Corporation and xSigma Collectibles Limited. The Company accounts for share-based payment exchanged for services at the estimated grant date fair value. The shares had an estimated fair value of $3,149,000 which is measured based on their fair market value on the date of grant. For the fiscal year ended September 30, 2021, the Company recognized $1,257,989 for the compensation cost, and $787,880 of which was capitalized for Defi Exchange and xSigma Trading development.

Stock Option

On April 5, 2021, the Company entered into a Consulting Agreement with a third-party consultant for her marketing and promoting services provided to xSigma Corporation. Pursuant to the Consulting Agreement, the Company issued 250,000 stock options, of which 50,000 options are exercisable upon execution of the Consulting Agreement and the 200,000 stock options shall vest in four equal installments on a quarterly basis (50,000 shares every three months). The Company estimates the fair value of the share-based option awards on the date of grant using the Black-Scholes option-pricing model (the “Black-Scholes model”). Using the Black-Scholes model, the value of the award that is ultimately expected to vest is recognized over the requisite service period in the statement of operations. The Company attributes compensation to expense using the straight-line single option method for the options granted.

A summary of stock option activity for the year ended September 30, 2021, is presented below:

			Remaining
	Shares Underlying	Weighted Average	Contractual	Grant-Date
	Options	Exercise Price	Term (Years)	Fair Value
Outstanding at October 1, 2020	—	$—	—	—
Granted	250,000	$10	1	$1,085,386
Exercised	—	$—	—	—
Forfeited	—	$—	—	—
Outstanding at September 30, 2021	250,000	$10	0.5	$1,085,386

Exercisable at September 30, 2021	100,000	$10	0.5	$—

Stock Warrants

In connection with the IPO on September 1, 2017, the Company issued warrants equal to seven percent (7%) of the shares issued, totaling 74,784 units to the placement agents. The warrants carry a term of five years, and shall not be exercisable for a period of six months from the closing of the IPO and shall be exercisable at $5 per share. Management determined that these warrants are equity instruments because the warrants are both a) indexed to its own stock; and b) classified in stockholders' equity. The warrants were recorded at their fair value on the date of grant as a component of stockholders’ equity. As of September 30, 2021, all warrants were exercised on cashless basis and 38,304 shares of Company’s ordinary shares were issued to the placement agent.

On February 15, 2021, the “Company entered into a Consultancy Agreement (the “Agreement”) with Dentoro Alliance LP, a company incorporated in the Republic of Ireland (the “Consultant”). Pursuant to the Agreement, the Consultant agreed to provide marketing and software platform development services for the business development of xSigma Corporation, a subsidiary of the Company (“xSigma Corporation”), including website development, protocol development and implementation, social media and community management, content creation and public relations management. In exchange for the Consultant’s services, the Company agreed to pay the Consultant initial compensation and performance earn-out. The initial compensation includes 250,000 ordinary shares of the Company which were issued upon execution of the Agreement, and warrants to purchase a total of 2,500,000 ordinary shares, which include (i) warrants to purchase 400,000 ordinary shares, exercisable at $1.00 per share only when Company’s closing bid price is at least $2.00 for ten consecutive trading days, (ii) warrants to purchase 1,000,000 ordinary shares, exercisable at $1.50 per share only when Company’s closing bid price is above $2.50 for seven consecutive trading days, (iii) warrants to purchase 500,000 ordinary shares, exercisable at $2.00 per share only when Company’s closing bid price is at least $3.50 for seven consecutive trading days, (iv) Warrants to purchase 600,000 ordinary shares, exercisable at $2.50 per share, only when Company’s closing bid price is at least $4.25 for seven consecutive trading days. All the warrants will expire nine months after issuance and may be permitted for cash or cashless exercise at Company’s option pursuant to a definitive warrant agreement. The performance earn-out includes 1,000,000 ordinary shares of the Company if xSigma Corporation generates $2,500,000 or more in audited operating net income in any fiscal year of xSigma Corporation (the “Milestone Event”). This performance earn-out precludes the Consultant from earning any additional share based on the Milestone Event. As of September 30, 2021, the Consultant is entitled to all milestone warrants with an estimated fair value of $9,021,000, and no warrants were exercised by the Consultant during the fiscal year ended September 30, 2021. The performance earn-out shares were not accrued during the fiscal year 2021 as the performance condition was not achieved and it is not probable the performance condition will be achieved.

To evaluate the fair value of the warrants, a Monte Carlo simulation analysis was performed to calculate the fair value of the committed warrants. The Company’s share price was simulated under a risk-neutral framework using Geometric Brownian Motion (“GBM”). The daily share price was simulated from the valuation date through to the latest expiry date (Tranche 4, February 15, 2023), the key assumptions applied in the model are as follows:

●	Risk Free Rate: A risk-free rate of 0.20% was determined for a two-year term from a zero-coupon curve based on US Dollar Deposit and Swap rates as at February 15, 2021.
●	Share Price: The ZK share price data was obtained from Thomson Reuters. A common share price of $5.30 was used based on the closing share price as at February 12, 2021 (the last trading day prior to the Valuation Date).
●	Dividend Yield: Management does not expect dividends to be distributed during the term of the Warrants. Therefore, a zero-dividend yield was assigned in the model over the term of the Warrants.
●	Volatility: A volatility estimate of 80% was used based on ZK’s observed historic volatility over the prior 2.0-years.

As of September 30, 2021, the Company had outstanding 4,774,642 warrants issued in connection with the consulting arrangement and stock offering. The following is a summary of the change in outstanding warrants during the fiscal year ended September 30, 2021:

			Weighted Average
			Remaining
	Shares Underlying	Weighted Average	Contractual
	Options/Warrants	Exercise Price	Term (Years)
Outstanding at October 1, 2020	74,784	$5
Issued	5,091,540	$3.03	5
Exercised	(391,682)	$4.39	—
Forfeited	—	$—	—
Outstanding at September 30, 2021	4,774,642	$2.87	4.7

Exercisable at September 30, 2021	4,774,642	$2.87	4.7

NOTE 18 – STOCKHOLDERS’ EQUITY

Share Issuances

Ordinary shares issued for stock offerings

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

On February 22, 2021, ZK entered into Securities Purchase Agreement with certain unaffiliated investors identified therein (each an “Investor”, and collectively “Investors”), to offer an aggregate of 1,295,775 Company’s units, each consisting of one ordinary share (the “Securities”), no par value (the “Ordinary Share”), and two registered warrants, each to purchase one Ordinary Share with exercise price of $4.00 (the “First Registered Warrants”) and $4.50 (the “Second Registered Warrants”, collectively the “Warrants”) (together the Securities with the Warrants, the “Units”), at a unit price of $3.55, for a total purchase price of up to $4,600,001 (the “Purchase Price”). The transaction was closed on April 29, 2021 and the full Purchase Price was received by the Company and 1,295,770 shares of Company’s ordinary shares were issued to Investors. As of September 30, 2021, 316,898 warrants were exercised and 316,898 shares of Company’s ordinary shares were issued to Investors.

On March 22, 2021, ZK entered into Securities Purchase Agreement with certain unaffiliated investors identified therein (each an “Investor”, and collectively “Investors”), to offer an aggregate of 4,000,000 ordinary shares (the “Shares”), with no par value, of the Company (the “Ordinary Shares”), at a per share purchase price of $4.50, for a total purchase price of up to $18,000,000 (the “Purchase Price”). The transaction was closed on April 29, 2021 and the full Purchase Price was received by the Company and 4,000,000 shares of Company’s ordinary shares were issued to Investors.

During the fiscal year ended September 30, 2021, the Company issued a total of 550,000 ordinary shares to third parties for their software development, marketing and promoting services provided to the Company’s subsidiary xSigma Corporation and xSigma Collectibles Limited. The Company accounts for share-based payment exchanged for services at the estimated grant date fair value.

During the fiscal year ended September 30, 2021, the Company issued a total of 4,374,176 ordinary shares for the conversion of convertible notes by the holders, details are shown in Note 16.

Statutory surplus reserves

Pursuant to Chinese Company law applicable to foreign investment companies, the Company’s PRC subsidiaries are required to maintain statutory surplus reserves. The statutory surplus reserves are to be appropriated from net income after taxes, and should be at least 10% of the after tax net income determined in accordance with accounting principles and relevant financial regulations applicable to PRC enterprises (“PRC GAAP”). The Company has an option of not appropriating the statutory surplus reserve after the statutory surplus reserve is equal to 50% of the subsidiary’s registered capital. Statutory surplus reserves are recorded as a component of shareholders’ equity. The statutory surplus reserve as of September 30, 2021 is $2,914,602.

Wenzhou Weijia has not commenced operation since inception. No appropriation to the statutory surplus reserves.

Zhejiang Zhengkang recorded a net loss for the years ended September 30, 2021 and, 2020, so no appropriation to the statutory surplus reserves and staff welfare and bonus fund was made. Wenzhou Zhengfeng appropriated $9,903 to the statutory surplus reserves for the year ended September 30, 2021.

Wenzhou Zhengfeng recorded a net loss for the years ended September 30, 2020, so no appropriation to the statutory surplus reserves and staff welfare and bonus fund was made.

Dividends declared by the Company’s PRC subsidiaries are based on the distributable profits as reported in their statutory financial statements reported in accordance with PRC GAAP, which differ from the results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP. The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its PRC subsidiaries. As of September 30, 2021, the Company has no dividend payable.

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company, and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. Amounts restricted include the PRC subsidiaries’ paid-in capital and statutory surplus reserves of the Company’s PRC subsidiaries totaling $7,208,369 as of September 30, 2021 and $7,198,466 as of September 30, 2020.

Non-controlling interests

Non-controlling interests represent the interest of non-controlling shareholders in Zhejiang Zhengkang based on their proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. On September 29, 2015, Wenzhou Weijia acquired 99% equity percentage of Zhejiang Zhengkang from 5 individual shareholders: HUANG Jian Cong, WANG Ming Jie, WANG Guo Lin, WANG Jian Di and WANG Yang Ming. After that, Zhejiang Zhengkang’s equity interest is 99% held by Wenzhou Weijia and 1% held by HUANG Jian Cong as of the year end. The non-controlling interest in Zhejiang Zhengkang was 1% as of September 30, 2021 and 2019. The non-controlling interest in ZK Uganda was 20% as of September 30, 2021. The non-controlling interest in xSigma Corporation was 49% as of September 30, 2021.

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

For the years ended September 30, 2021 and 2020, revenue and assets within PRC contributed over 90%of the Company’s total revenue and assets.

NOTE 20 – INCOME TAXES

	As of September 30,
	2021	2020	2019
Deferred tax assets:
Bad debt allowance recorded for accounts receivable	$333,280	$303,056	$289,756
Inventory provision	16,952	16,087	—
Net operating loss carry-forward	690,882	539,354	159,219
Less: valuation allowance	(687,654)	(133,885)	(159,219)
Total	$353,460	$724,612	$289,756

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company’s deferred tax assets as of September 30, 2021, 2020 and 2019 were $353,460, $724,612, and $289,756, respectively, which were mainly derived from the temporary difference from provision of doubtful accounts and net operating loss carry forward of Wenzhou Zhengfeng with effective period from October 01, 2018 to September 30, 2023. The Company evaluated the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized.

Income taxes for the years ended September 30, 2021 and 2020 are attributed to the Company’s continuing operations in China and consisted of:

	For the year ended September 30,
	2021	2020	2019
Current	$(958,210)	$(1,021,565)	$250,186
Deferred	406,064	(406,637)	(1,958)
Total	$(552,146)	$(1,428,202)	$248,228

Per the consolidated statements of operations and comprehensive income, the income tax expenses for the Company can be reconciled to the income before income taxes for the years ended September 30, 2021 and 2020 as follows:

	For the year ended September 30,
	2021	2020	2019
Income before taxes excluded the amounts of loss incurring entities	$—	$—	8,979,640
PRC EIT tax rates	15%	15%	15%
Tax at the PRC EIT tax rates	—	—	1,346,946
Tax effect of 75% (50% for 2018 and 2017) R&D expenses deduction	—	—	(163,357)
Tax effect of deferred tax recognized	406,064	(406,637)	(1,958)
Tax effect of non-deductible expenses	—	—	18,307
Change in unrecognized tax benefits	(958,210)	(1,021,565)	(951,710)
Income tax expense (recovery)	$(552,146)	$(1,428,202)	248,228

Under the Law of the People’s Republic of China on Enterprise Income Tax ("New EIT Law"), which was effective from January 1, 2008, both domestically- owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%.

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

ZK International and xSigma Corporation is not subject to income taxes under the current laws of BVI. ZK Pipe was registered in Hong Kong and is subject to corporate income tax at 16.5% if revenue is generated in Hong Kong. Wenzhou Zhengfeng and Wenzhou Weijia were both registered in the PRC and have applicable EIT rate of 25%. ZK Uganda was registered in the Republic of Uganda and is subject to corporate income tax at 30% if revenue is generated in Uganda.

Due to the Company's status as a public company, the Company is able to negotiate with local PRC taxing authorities a reduction to certain amounts that such authorities may believe are due and a reduction to any interest or penalties thereon. To the extent our Company is able to negotiate such amounts, national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect the unpaid taxes. The PRC tax law provides statute of limitations of 3 years to collect unpaid taxes. The Company recognizes the portion of unrecognized tax benefit that is beyond 3 years as reduction of its tax liabilities due to the fact that the statute of limitations for the relevant taxing authorities to examine and challenge the tax position has expired.

The changes in unrecognized tax benefits are as follows:

	For the year ended September 30,
	2021	2020	2019
Balance at beginning period	$3,188,615	$4,176,537	$4,098,783
Addition for tax positions of the current year	(37,407)	(154,041)	993,194
Lapse of statute of limitations	(967,698)	(1,054,163)	(915,440)
Effect of exchange rate changes	171,322	220,281	—
Balance at ending period	$2,354,832	$3,188,615	$4,176,537

As of September 30, 2021, the Company had unrecognized tax benefits of $2,354,832 and such balance was included in "income tax payable" account. For the fiscal years 2021, 2020 and 2019, no tax authority initiated tax examination against the Company and the Company was issued Certificate of No Tax Arrears on December 9, 2020 by local tax authority which indicates the Company has fully paid income taxes for its tax returns since January 01, 2017. The reasonable possible change on the Company's unrecognized tax benefits in the next 12 months ranges from RMB nil to RMB 9,360,974.

NOTE 21 - SUBSEQUENT EVENTS

On October 20, 2021 the Company announced that the Company's management has proposed to the Company's Board of Directors regarding a potential distribution upon receiving returns from its prior investments of up to 25%. Any such distribution will be subject to the review and approval of the Board of Directors. The Company plans to review this strategy on an ongoing basis and may amend or forgo at any time in light of the Company's then current financial position, profitability, cash flow, debt, legal requirements and other factors considered relevant. As such, no assurances can be made that any future distribution will be made.

On December 27, 2021, xSigma Corporation entered into a second amendment to the Subscription Agreement with CG Malta(the “Second Amendment”). Pursuant to the Second Amendment, the subscription to the ordinary shares in CG Malta for a total purchase price of US$25 million will be subject to signing of a separate subscription agreement no later than April 30, 2022, of which US$5 million shall be completed no later than February 15, 2022 and another US$5 million shall be completed no later than March 15, 2022.

In preparing these consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through January 28, 2022, the date the financial statements were available to be issued. No events require adjustment to or disclosure in the consolidated financial statements.