Form 20-F/A
period 2021-09-30
ZK International Group Co., Ltd.
filed 2022-06-30
CIK 1687451

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

☐ Yes    ☐ No

Explanatory Note

ZK International Group Co., Ltd. is filing this Amendment No. 1 to Form 20-F (the “Amendment No. 1”) to our annual report on Form 20-F for the year ended September 30, 2021, filed with the Securities and Exchange Commission on January 28, 2022 (the “Original Filings”), to update the information regarding the Company’s unique risks with operations conducted by our subsidiaries based in China, in which the section titled “Conventions Used in this Annual Report”, Item 3 Key Information, Item 5 Operating and Financial Review and Prospectus, and Item 10 Additional Information have been adjusted, and to correct a typological error of the name of a director and the chair of the audit committee of the board of director of the company “Xuejie Lyu”, in which Item 6 Directors, Senior Management and Employee and Item 7 Major Shareholders and Related Party Transactions have been adjusted. As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, new certifications by our chief executive officer and chief financial officer are being filed as exhibits to this Amendment No. 1.

This Amendment No. 1 speaks as of the filing date of the Original Filings. Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Filings, or reflect any events that have occurred since the date thereof.

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

Investors are cautioned that you own interest in ZK International, the holding company established in the British Virgin Islands that does not have conduct material operations. ZK International conducts business through its subsidiaries, primarily based in China.

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

Implications of the Holding Foreign Companies Accountable Act (“HFCAA”)

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. In June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years instead of three years. If our auditor cannot be inspected by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions.

Neither ZK International nor any of its subsidiaries has been identified and we do not expect ZK International or any of its subsidiaries to be identified by the Commission under the HFCAA. Our auditor, ZH CPA, LLC, is headquartered in Denver, Colorado, and is subject to inspection by the PCAOB on a regular basis. ZH CPA, LLC is not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021. However, recent developments with respect to audits of China-based companies create uncertainty about the ability of ZH CPA, LLC to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities. In addition, under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, which could be reduced to two consecutive years if the Accelerating Holding Foreign Companies Accountable Act is signed into law. If we cannot engage a new auditor within a reasonable time under reasonable terms, our ordinary shares may be delisted, and the price of our ordinary shares may significantly decrease or become worthless. See “Item 3.D Risk Factors — Risks Related to Our Ordinary Shares — Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 41.

Corporate Structure and the Risks Relating to Being a China-based Company

ZK International is a British Virgin Islands incorporated holding company without any material operations. ZK International conducts business through its subsidiaries, primarily based in China. ZK International does not conduct business through variable interest entity structure. Our corporate structure involves unique risks to investors. For more details of risks related to our corporate structure, see “Item 3.D Risk Factors — Risks Related to Our Corporate Structure —ZK International is a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our expenses or pay dividends to holders of our ordinary shares.” on page 40  and “PRC regulation of loans to and direct investment in PRC entities by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.” starting on page 41.

The PRC subsidiaries, Wenzhou Weijia, Wenzhou Zhengfeng, and Zhenjiang Zhengkang, are subject to various legal and operational risks associated with being based in China and having a majority of operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company to conduct its business, accept foreign investments or be listed on a U.S. or other foreign exchange. The PRC government has initiated a series of regulatory actions and statements recently to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this annual report, we and our PRC subsidiary have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction. However, since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on the ability of the PRC subsidiaries to conduct business, accept foreign investments, and list on an U.S. or other foreign exchange. These risks may result in a material change in the operations of the PRC subsidiaries, significant depreciation of the value of our ordinary shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. See “Risk Factors — Risks Related to Doing Business in China — The Chinese government may intervene or influence the operations of the PRC subsidiaries at any time. Such risks may result in a material change in the operations of the PRC subsidiaries, significant depreciation of the value of our ordinary shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless.” on page 32, “— The Chinese government exerts substantial influence over the manner in which the PRC subsidiaries must conduct business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our holding company or subsidiaries were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which may cause the value of our ordinary shares to significantly decline or be worthless.” on page 33, and “ — The approval of the China Securities Regulatory Commission may be required in connection with future offerings, and, if required, we cannot predict whether we will be able to obtain such approval.” on page 34

Summary of Risk Factors

Investing in our Company involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our Company. Below please find a summary of the risks and challenges we face organized under relevant headings. These risks are discussed more fully in the section titled “Item 3.D. Risk Factors” in our Annual Report, as amended, on Form 20-F for the year ended September 30, 2021, which is incorporated in this prospectus by reference.

Risks Related to Doing Business in China

Risks related to the Chinese government’s exertion of substantial influence over the manner in which we must conduct our business activities. If our holding company or subsidiaries were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which may cause the value of our ordinary shares to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, and government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law”, which became effective on November 1, 2021. On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which became effective on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. We believe that neither we nor our subsidiaries are currently required to obtain permission from any of the PRC authorities to operate and issue our ordinary shares to foreign investors, or required to obtain permission or approval from the CSRC, Cyberspace Administration of China (“CAC”) or any other governmental agency. As of the date of this prospectus, we and our PRC subsidiary have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction. Because these statements and regulatory actions are new, however, it is highly uncertain how soon legislative or administrative regulation making bodies in China will respond to them, or what existing or new laws or regulations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operations or our ability to accept foreign investments and list on an U.S. exchange. If we do not receive or maintain the approval, or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — The Chinese government exerts substantial influence over the manner in which the PRC subsidiaries must conduct business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our holding company or subsidiaries were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which may cause the value of our ordinary shares to significantly decline or be worthless” on page 33.

Risks related to the Chinese government’s intervene or influence on the operations of the PRC subsidiaries.

The Chinese government may intervene or influence the operations of the PRC subsidiaries at any time. Such risks may result in a material change in the operations of the PRC subsidiaries, significant depreciation of the value of our ordinary shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — The Chinese government may intervene or influence the operations of the PRC subsidiaries at any time. Such risks may result in a material change in the operations of the PRC subsidiaries, significant depreciation of the value of our ordinary shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless” on page 32.

Risks related to the approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, adopted the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. On July 6, 2021, the State Council and General Office of the CPC Central Committee issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). There remain uncertainties as to whether the Draft Overseas Listing Regulations are appliable to us and our continued listing on Nasdaq. If it is determined that CSRC approval is required for our continued listing, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, suspension of business operations in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — The approval of the China Securities Regulatory Commission may be required in connection with future offerings, and, if required, we cannot predict whether we will be able to obtain such approval” on page 34.

Risks related to the Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued Opinions emphasizing the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. Since these Opinions were recently issued, official guidance and interpretation of the Opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of the Opinions or any future implementation rules on a timely basis, or at all. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — The Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future” on page 34.

Risks related to becoming subject to recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, could harm our business operations, reputation and result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies with substantially their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company and our business. If we become the subject of any unfavorable allegations, it may be a major distraction to our management. If such allegations are not proven to be groundless, our company and business operations will be severely hampered and your investment in our stock could be rendered worthless. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations and our reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably” on page 35.

Risks related to adverse change in political and economic policies of the PRC government

Substantially all of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole. See “Item 3.D. Risk Factors—Risks Related to Doing Business in China—Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position” on page 35.

Risks related to the imposition of trade barriers and taxes that may reduce our ability to do business internationally, and the resulting loss of revenue could harm our profitability.

We may experience barriers to conducting business and trade in our targeted emerging markets in the form of delayed customs clearances, customs duties and tariffs, and there can be no assurance that this will not reduce the level of sales that we achieve in such markets, which would reduce our revenues and profits. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — Imposition of trade barriers and taxes may reduce our ability to do business internationally, and the resulting loss of revenue could harm our profitability” on page 36.

Risks related to our operations and assets in the PRC since shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers.

Most of our executive officers and directors are non-residents of the U.S., and substantially all the assets of such persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — Since the operations of the PRC subsidiaries and substantially all of our assets are located in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers” on page 36.

Risks related to our uncertainty with respect to the PRC legal system which could adversely affect us.

We conduct all our business through subsidiaries in China and our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments, and wholly foreign-owned enterprises. Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our PRC Subsidiaries’ operations at any time, or may exert more oversight and control over offerings conducted overseas and/or foreign investment in issuers with substantial operations in China could result in a material change in our operations or financial performance and/or could result in a material reduction in the value of our ordinary shares or hinder our ability to raise necessary capital. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — Uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice could adversely affect us” on page 37.

Risks related to the Chinese governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our security-holders. See “Item 3.D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment” on page 38.

Risks related to PRC subsidiaries’ ability to increase their registered capital or distribute profits to us

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, which could adversely affect our business and prospects. See “Item 3.D. Risk Factors-Risks Related to Doing Business in China - PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law” on page 39.

Risks Related to Our Corporate Structure

Risks related to our status as a holding company which makes us reliant on dividends paid by our subsidiaries for our cash needs.

We are a BVI holding company and conduct substantially all of our business through our subsidiaries in China. We may rely on dividends to be paid by our PRC subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict our PRC subsidiaries’ ability to pay dividends or make other distributions to us. See “Item 3.D. Risk Factors — Risks Related to Our Corporate Structure — ZK International is a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our expenses or pay dividends to holders of our ordinary shares” on page 40 and “— PRC regulation of loans to and direct investment in PRC entities by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries” on page 41.

Risks Related to Our Business and Industry

Risks Related to the coronavirus (COVID-19) pandemic.

Zhejiang Province, where we conduct a substantial part of our business, was materially impacted by the spread of a novel strain of coronavirus (COVID-19). The extent to which the COVID-19 outbreak continues to impact our financial condition and results of operations for cannot be reasonably estimated at this time and will depend on future developments that currently cannot be predicted. See “Item 3.D. Risk Factors — Risks Related to Our Business and Industry — Our business could be materially harmed by the ongoing coronavirus (COVID-19) pandemic” on page 19.

Risks relating to operating in a highly competitive industry.

We face competition from both regional and importing manufacturers for pipe and fitting products because the market is fragmented, has low barriers to entry, and is driven for many of our products on the basis of price. Competitors may be able to grow and consolidate, as to take advantage of economies of scale, which could put pressure on our margins and adversely affect our financial condition or ability to expand our business. See “Item 3.D. Risk Factors — Risks Related to Our Business and Industry — Our industry is very competitive in China” on page 20.

Risks related to any decline in the availability or increase in the cost of raw materials.

Our pipe and fitting manufacturing operations depend heavily on the availability of various raw materials and energy resources. Any decline in the availability of raw material or fluctuation in the prices for raw materials or energy resources could materially increase our costs and therefore lower our earnings. See “Item 3.D. Risk Factors — Risks Related to Our Business and Industry — Any decline in the availability or increase in the cost of raw materials could materially affect our earnings” on page 20.

Risks related to outstanding bank loans.

If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected. See “Item 3.D. Risk Factors — Risks Related to Our Business and Industry — Outstanding bank loans may reduce our available funds” on page 20.

Risks related to our potential for weak liquidity.

If we continue to experience an increase in accounts receivable without substantial collection of them, this weak liquidity could have a material adverse effect on our financial health and performance. See “Item 3.D. Risk Factors — Risks Related to Our Business and Industry — Weak liquidity may have material adverse effect on our results of operations” on page 31.

Risks related to any supply chain disruption.

Supply chain fragmentation and local protectionism within China may complicate supply chain disruption risks. Limitations inherent within the supply chain, including competitive, governmental, legal, natural disasters, and other events could cause significant disruptions to our supply chain, manufacturing capability and distribution system. These disruptions could adversely impact our ability to produce and deliver products. See “Item 3.D. Risk Factors — Risks Related to Our Business and Industry — Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products” on page 21.

Risks related to our failure to protect our intellectual property rights, which could harm our business and competitive position.

Because of ambiguities in the PRC laws and enforcement difficulties, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope, and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could materially and adversely harm our business and competitive position. See “Item 3.D. Risk Factors — Risks Related to Our Business and Industry — If we fail to protect our intellectual property rights, it could harm our business and competitive position” on page 23.

Risks Related to Investment in CG Malta Holding Limited

Risks related to becoming an investment company under U.S. federal securities law, which may require us to fundamentally restructure our business or potentially to cease operations.

If we are deemed to be an “investment company” under the Investment Company Act and cannot otherwise qualify for an exception or exemption from such definition, we would be required to register under the Investment Company Act as an investment company, fundamentally restructure our business or cease operations. If we were to register as an investment company after obtaining an order permitting us to do so, we would not be able to operate our business as we currently intend to conduct it. If we were to decide to not register under the Investment Company Act or if we were unable to register under the Investment Company Act, we would have to fundamentally restructure our business or cease operations. If we were found in violation of the Investment Company Act, we could become subject to monetary penalties or injunctive relief, or both. The abrupt change in our structure or operations due to these impacts of registering as an investment company or violating the Investment Company Act could materially and negatively affect our operations. See “Item 3.D. Risk Factors — Risks Related to Investment in CG Malta Holding Limited — We are subject to the risk of becoming an investment company under U.S. federal securities law, which may require us to fundamentally restructure our business or potentially to cease operations” on page 25.

Risks related to the potential for our designation as a “Passive Foreign Investment Company” in the future.

A non-U.S. corporation will be treated as a “Passive Foreign Investment Company” (“PFIC”) for U.S. Federal Income Tax purpose if at least 75% its gross income is “passive income” or on average at least 50% of the value of its assets is attributable to assets that produce passive income. It is likely that xSigma Entertainment’s investment in CG Malta Holding Limited would be deemed passive. If xSigma Entertainment completes the full investment in CG Malta Holding Limited, there is a risk that the Company will become an investment company, a PFIC or both. The consequence of any of those scenarios, or even the perception that such scenarios could occur, could result in a material change in our operations, a significant drop in the market price of our ordinary shares, possible civil litigation and regulatory enforcement. See “Item 3.D. Risk Factors — Risks Related to Investment in CG Malta Holding Limited — We could be deemed as a ‘Passive Foreign Investment Company’ in the future” on page 26.

Risks related to the online gaming and interactive entertainment industry because it is a new and evolving industry.

The industry may be affected by, among other things, developments in gaming platforms, legal and regulatory. Thus, CG Malta Holding Limited may become subject to additional compliance and subject to related costs, which may adversely affect the return on our investment in CG Malta Holding Limited. See “Item 3.D. Risk Factors — Risks Related to Investment in CG Malta Holding Limited — The online gaming and interactive entertainment industry is a new and evolving industrys, presenting significant uncertainty and business risks for CG Malta Holding Limited” on page 26.

Risks Related to the Stablecoin Exchange Platform

Risks related to our dependency on the volume of transactions conducted on the stablecoin exchange platform.

xSigma Corporation plans to generate commission revenue from the stablecoin in connection with the exchange by users through the stablecoin exchange platform. Due to the coin’s low trading volume and unstable market price, the exchange does not recognize revenue for the token until monetization of the token. As such, if xSigma Corporation does not manage to grow the transaction volume, our business, operating results and financial conditions would be adversely affected. See “Item 3.D. Risk Factors — Risks Related to the Stablecoin Exchange Platform — Our total revenue will be dependent on volume of transactions conducted on the stablecoin exchange platform. If xSigma Corporation does not manage to grow such volume, our business, operating results, and financial condition would be adversely affected” on page 26.

Risks related to Cryptocurrency, including stablecoin, because it is not legal tender, is not backed by the U.S. government or most other governments, and customer balances are not covered by FDIC or SIPC protections.

Although they are considered fiat-backed stablecoins. They are not legal tender, are not backed by the U.S. government or most other governments and customer balances are not covered by FDIC or SIPC protections. Federal, state and foreign governments may restrict the use and exchange of cryptocurrency, including the stablecoins, and regulation in the U.S. and in other countries is still developing. xSigma Corporation’s ability to operate the stablecoin exchange platform may be limited by these restrictions which may reduce liquidity of cryptocurrencies in the market and damage their public perception, and their utility as a payment system, which could decrease the price of cryptocurrencies generally or individually. It is possible that the adoption of cryptocurrencies may slow, take longer to develop or never be broadly adopted, which would negatively impact xSigma Corporation’s business, financial condition and results of operations. See “Item 3.D. Risk Factors — Risks Related to the Stablecoin Exchange Platform — Cryptocurrency, including stablecoin, is not legal tender, is not backed by the U.S. government or most other governments, and customer balances are not covered by FDIC or SIPC protections. The value of a cryptocurrency may be derived in large part from the continued willingness of market participants to exchange legal tender for cryptocurrency, or a particular cryptocurrency for another, which, if such willingness diminishes or disappears, may result in permanent and total loss of value for that particular cryptocurrency” on page 28.

Risks related to the regulation of the cryptocurrency industry which is incipient, fragmented and complex is likely to substantially change and xSigma Corporation’s interpretations of any cryptocurrency regulation may be challenged or its failure to comply with regulations may negatively impact its operations.

xSigma Corporation’s stablecoin exchange platform currently provides customers with the ability to exchange a limited number of DAI, USDC and USDT. Both domestic and foreign regulators and governments are increasingly focused on the regulation of cryptocurrencies however, there is currently no uniform applicable legal or regulatory regime governing cryptocurrencies in the United States. Thus, there is a substantial risk of inconsistent regulatory guidance among federal and state agencies and state governments which, along with potential accounting and tax issues or other requirements relating to cryptocurrencies, could impede xSigma Corporation’s growth and operations. See “Item 3.D. Risk Factors — Risks Related to the Stablecoin Exchange Platform — Regulation of the cryptocurrency industry is incipient, fragmented and complex and will likely change substantially. xSigma Corporation’s interpretations of any cryptocurrency regulation may be subject to challenge by the relevant regulators and xSigma Corporation’s failure to comply with such regulation may negatively impact its ability to allow customers to buy, hold and sell cryptocurrencies with it in the future and may materially adversely affect its business, financial condition and results of operations” on page 29.

Risks related to Cryptocurrency’s status as a “security” in any jurisdiction which is subject to a high degree of uncertainty and xSigma Corporation inability to properly characterize cryptocurrency may subject it to federal or state regulatory scrutiny, investigations, fines and other penalties.

The SEC has taken the position that certain cryptocurrencies fall within the definition of a “security” under the U.S. federal securities laws but that the application of the securities laws to cryptocurrencies may not be warranted in every instance. More so, platforms that bring together purchasers and sellers to trade cryptocurrencies are generally subject to registration as national securities exchanges, or must qualify for an exemption. In the event that the SEC, a foreign regulatory authority, or court were to determine that a stablecoin currently offered, sold or exchanged on the xSigma Corporation’s platform is a “security” under applicable laws, xSigma Corporation could be subject to legal or regulatory action. Such an action may adversely affect xSigma Corporation’s business, financial condition and results of operations. See “Item 3.D. Risk Factors — Risks Related to the Stablecoin Exchange Platform — A particular cryptocurrency’s status as a ‘security’ in any jurisdiction is subject to a high degree of uncertainty and if xSigma Corporation is unable to properly characterize a cryptocurrency it may be subject to federal or state regulatory scrutiny, investigations, fines and other penalties, which may adversely affect xSigma Corporation’s business, financial condition and results of operations” on page 30.

Risks Related to The Equity, Contract For Differences (CFD) and Crypto Trading Platform

Risks related to xSigma Corporation’s implementation of know-your-customer procedures to prevent offers and sales of CFD and Crypto assets in the United States or to U.S. persons, in the face of risks related to outdated, inaccurate, false or misleading information and the use of virtual private network to visit xSigma’s trading platform.

Although xSigma Trading or its licensed partners will take measures to screen accounts, block IP of users from U.S. sanctioned countries, and conduct KYC procedures at account opening and on an annual basis thereafter, xSigma Corporation cannot fully confirm the accuracy, currency and completeness of such information beyond reasonable effort. Furthermore, xSigma Corporation may not be able to prevent users from using virtual private network or other high technology measures to circumvent the blacklist IP address to visit the websites. If xSigma Corporation fails to comply with relevant laws and regulations, xSigma Corporation will be subject to legal or regulatory sanctions, fines or penalties, financial loss, or damage to reputation. See “Item 3.D. Risk Factors — Risks Related to The Equity, Contract For Differences (CFD) and Crypto Trading Platform — Although xSigma Corporation have the know-your-customer, or KYC procedures to prevent offers and sales of CFD and Crypto assets in the United States or to U.S. persons, xSigma Corporation faces the risks related to the KYC procedures when the clients provide outdated, inaccurate, false or misleading information or use virtual private network to visit xSigma Trading, the equity, CFD and Crypto trading platform” on page 31.

Risks Related to the Non-fungible Token (NFT) Marketplace

Risks related to the failure to safeguard and manage xSigma Collectibles’ customers’ fiat money and crypto assets could adversely impact our business, operating results, and financial condition.

Any failure by xSigma Collectibles or its service providers to manage customers’ crypto assets and funds appropriately and in compliance with applicable regulatory requirements could result in reputational harm, significant financial losses, lead customers to discontinue or reduce their use of our products, and result in significant penalties and fines, which could adversely impact our business, operating results, and financial condition. See “Item 3.D. Risk Factors — Risks Related to the Non-fungible Token (NFT) Marketplace — The failure to safeguard and manage xSigma Collectibles’ customers’ fiat money and crypto assets could adversely impact our business, operating results, and financial condition” on page 32.

Risks Related to Our Ordinary Shares

Risks that trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely our auditor and that as a result an exchange may determine to delist our securities.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020 and states that if the SEC determines a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such securities from being traded on a national securities exchange or in the over the counter trading market in the United States. In June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years instead of three years. On December 16, 2021, SEC announced that the PCAOB designated China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCAA.

Neither ZK International nor any of its subsidiaries has been identified and we do not expect ZK International or any of its subsidiaries to be identified by the Commission under the HFCAA. Our current auditor, ZH CPA, LLC,is a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. ZH CPA, LLC is not subject to the determinations announced by the PCAOB on December 16, 2021. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities. In addition, under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, which could be reduced to two consecutive years if the Accelerating Holding Foreign Companies Accountable Act is signed into law. If we cannot engage a new auditor within a reasonable time under reasonable terms, our ordinary shares may be delisted, and the price of our ordinary shares may significantly decrease or become worthless. See “Item 3.D. Risk Factors — Risks Related to Our Ordinary Shares — Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 41.

Risks related to our ability to follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements as a foreign private issuer, which may result in less protection than afforded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer, we are permitted to and did follow certain home country corporate governance practices instead of those otherwise required under the applicable rules of the Nasdaq Capital Market for domestic U.S. issuers, provided we disclose the requirements we are not following and describe the home country practices we are following. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may provide less protection to you than what is accorded to investors under the applicable rules of the Nasdaq Capital Market applicable to domestic U.S. issuers. See “Item 3.D. Risk Factors — Risks Related to Our Ordinary Shares — As a foreign private issuer, we are permitted to, and did follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers” on page 43.

Risks related to shareholder inability to commence derivative actions, thereby depriving shareholders of the ability to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Moreover, there is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered. See “Item 3.D. Risk Factors — Risks Related to Our Ordinary Shares — British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests” on page 45.

Risks related to the market price of the Company’s ordinary shares may continue to be volatile.

The trading price of our ordinary shares has been volatile and could continue to be subject to wide fluctuations in response to various factors, some of which are beyond our control. Such a decline in the market price of our ordinary shares could adversely affect our ability to issue additional shares or other of our securities and our ability to obtain additional financing in the future. See “Item 3.D. Risk Factors — Risks Related to Our Ordinary Shares — The market price of the Company’s ordinary shares may continue to be volatile” on page 46.

PRC Permissions and Approvals

The PRC Subsidiaries are not operating in an industry that prohibits or limits foreign investment. In addition, other than those requisite for a domestic company in China to engage in the businesses similar to ours, the PRC Subsidiaries are not required to obtain any permissions or approvals from Chinese authorities, including the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to operate the business of the PRC subsidiaries and to offer our securities to foreign investors. However, if we do not receive or maintain the permissions and approvals, or we inadvertently conclude that such permissions and approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain permission and approval in the future, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “Risk Factors – Risks Related to Doing Business in China – The Chinese government exerts substantial influence over the manner in which the PRC Subsidiaries must conduct business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our holding company or subsidiaries were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which may cause the value of our ordinary shares to significantly decline or be worthless” on page 33.

Our PRC subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied. The following table provides details on the licenses and permissions held by our PRC subsidiaries.

Company	License/Permission/Approval	Issuing Authority	Validity
Wenzhou Weijia	Business License	Wenzhou Municipal Administration for Market Regulation	Until June 16, 2035
Wenzhou Zhengfeng	Business License	Wenzhou Municipal Administration for Market Regulation	Long-term
Zhenjiang Zhengkang	Business License	Wenzhou Municipal Administration for Market Regulation	Long-term
Zhenjiang Zhengkang	the registration receipts of stationary pollution source discharge	Ministry of Ecology and Environment of the People’s Republic of China	Until March 14, 2025

Cash and Asset Transfers within the Corporate Structure

ZK International is a holding company and conduct substantially all of our business through our PRC subsidiaries. ZK International may relies on dividends to be paid by its subsidiaries to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the shareholders, to service any debt ZK International may incur and to pay the operating expenses. If the subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Within our direct holding structure, the cross-border transfers of funds within our corporate entities are in compliance with the laws of the British Virgin Islands, the Republic of Uganda, Delaware, Hong Kong and the PRC. ZK International may transfer funds to its subsidiaries through capital contribution or loans without restrictions on the amount of the funds, subject to compliance with the relevant laws and regulations, and subject to satisfaction of applicable government registration, approval and filing requirements.

ZK International’s BVI subsidiaries, xSigma Entertainment Limited, xSigma Collectible Limited and xSigma Corporation, may, according to the BVI Business Companies Act 2004 (as amended) but subject in each case to their respective memorandum and articles of association, make dividends and distribution to ZK International to the extent that immediately after the distribution, such company’s assets do not exceed its liabilities and that such company is able to pay its debts as they fall due.

ZK International’s Hong Kong subsidiary, ZK Pipe Industry Co., Ltd. may, according to the Companies Ordinance of Hong Kong, make a distribution out of profits available for distribution to ZK International.

ZK International’s subsidiary established in the Repuiblic of Uganda, ZK International Uganda Limited, may, according to the Companies Act of 2012, as amended, make a distribution out of profits to ZK International.

According to the Limited Liability Company Act of Delaware, ZK’s indirect subsidiary established in Delaware, xSigma Trading LLC, may make a distribution to its parent company, xSigma Corporation to the extend, after giving effect to the distribution, all liabilities of xSigma Trading LLC, other than liabilities to xSigma Corporation on account of xSigma Corporation’s membership interests in xSigma Trading LLC, if any, do not exceed the fair value of the assets of xSigma Trading LLC.

The PRC has currency and capital transfer regulations that require us to comply with certain requirements for the movement of capital. The Company is able to transfer cash (US Dollars), through its Hong Kong subsidiary, ZK Pipe Industry Co., Ltd., to its PRC subsidiaries through an investment (by increasing the Company’s registered capital in a PRC subsidiary).

Increasing the registered capital in a PRC subsidiary requires the filing of the local commerce department, while a shareholder loan requires a filing with the State Administration of Foreign Exchange or its local bureau. Aside from the declaration to the State Administration of Foreign Exchange, there is no restriction or limitations on such cash transfer or earnings distribution.

With respect to the payment of dividends by a PRC subsidairy, we note the following:

1.	PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with accounting standards and PRC regulations (an in-depth description of the PRC regulations is set forth below);

2.	The PRC subsidiaries are required to set aside, at a minimum, 10% of their net income after taxes, based on PRC accounting standards, each year as statutory surplus reserves until the cumulative amount of such reserves reaches 50% of their registered capital;

3.	Such reserves may not be distributed as cash dividends;

4.	The PRC subsidiaries may also allocate a portion of their after-tax profits to fund their staff welfare and bonus funds; except in the event of a liquidation, these funds may also not be distributed to shareholders; the Company does not participate in a Common Welfare Fund; and

5.	The incurrence of debt, specifically the instruments governing such debt, may restrict a subsidiary’s ability to pay stockholder dividends or make other cash distributions.

The Company’s subsidiaries within China can transfer funds to each other when necessary through the way of current lending. The transfer of funds among companies are subject to the Provisions on Private Lending Cases, which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between subsidiaries.

If our PRC subsidiaries are unable to pay shareholder dividends and/or make other cash payments to the other companies within our corporate structure when needed, our ability to conduct operations, make investments, engage in acquisitions, or undertake other activities requiring working capital may be materially and adversely affected. However, the operations and business of the PRC subsidiaries, including investment and/or acquisitions by our subsidiaries within China, will not be affected as long as the capital is not transferred in or out of the PRC.

During the fiscal year ended September 30, 2019, 2020 and 2021 and until the date of this annual report, there has been no transfers, dividends, or distributions between ZK International, its subsidiaries, or to investors, except that during the fiscal year ended September 30, 2021, ZK International transferred a total of $5,100,079 to Zhejiang Zhengkang Industrial Co. for business operation purposes.

ZK International’s subsidiaries have not distributed any earnings to ZK International. ZK International has not distributed any earnings to its shareholders. ZK International and its subsidiaries do not have any plan to distribute earnings or settle amounts owed in the foreseeable future. For the foreseeable future, ZK International and the subsidiaries intend to use the earnings for business operations. As a result, we do not expect to pay any cash dividends in the foreseeable future. Also, as of the date of this annual report, no cash generated from one subsidiary is used to fund another subsidiary’s operations and we do not anticipate any difficulties or limitations on our ability to transfer cash between subsidiaries. We have not installed any cash management policies that dictate the amount of such funding.

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

(All amounts in thousands of U.S. dollars, except Shares outstanding)

Statement of operations data:

	For the year ended September 30,
	2021	2020	2019	2018	2017
Revenue	$99,407,217	$86,846,791	$63,883,520	$54,884,381	$44,951,740
Cost of Revenue	$(92,936,029)	$(82,903,989)	$(48,239,478)	$(36,593,792)	$(31,843,337)
Gross Profit	$6,471,188	$3,942,802	$15,644,042	$18,290,589	$13,108,403
General and administrative expenses	$5,772,710	$2,482,972	$2,897,995	$4,071,116	$1,782,318
Research and development expenses	$1,234,161	$1,123,555	$1,452,061	$1,652,633	$1,331,111
Selling and marketing costs	$3,117,906	$2,215,651	$2,647,429	$2,949,204	$1,915,127
income (loss) from operations	$(3,653,589)	$(1,879,376)	$8,646,557	$9,617,636	$8,079,847
Interest expense	$(1,196,648)	$(1,000,554)	$(1,151,045)	$(1,239,170)	$(1,245,385)
Interest income	$13,733	$7,192	$24,437	$10,702	$24,459
Gain on disposal of subsidiary	—	536,612	—	—	—
Loss on investment	50,649	(256,937)	—	—	—
Other income, net	$431,438	$327,845	$921,973	$112,099	$69,772
Income before income taxes	$(4,354,417)	$(2,265,218)	$8,441,922	$8,501,267	$6,928,693
Income taxes	$552,146	$1,428,202	$(248,228)	$(1,398,210)	$(995,005)
Net income	$(3,802,271)	$(837,016)	$8,193,694	$5,933,688	$5,933,688
Foreign currency translation (loss)	$2,423,439	$2,319,048	$(1,694,278)	$272,237	$272,237
Comprehensive income	$(1,378,832)	$1,482,032	$6,499,416	$6,205,925	$6,205,925

Balance sheet data:

	2021	2020	2019	2018	2017
Current assets	$78,703,663	$64,782,494	$58,853,036	$64,347,173	$54,751,108
Total assets	$133,662,301	$86,450,504	$78,402,367	$76,398,563	$61,173,069
Current liabilities	$44,510,115	$40,877,485	$34,584,662	$39,130,971	$39,806,123
Total liabilities	$44,537,949	$41,146,775	$34,584,662	$39,130,971	$39,806,123
Total shareholders’ equity	$89,124,352	$45,303,729	$43,817,705	$37,267,592	$21,366,946
Shares outstanding	28,918,177	16,558,037	16,558,037	16,528,037	13,068,346

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

In the normal course of its business, ZK International and its subsidiaries, including in particular Zhejiang Zhengkang and Wenzhou Zhengfeng, may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due. Although Zhejiang Zhengkang is currently entitled to a preferential income tax rate of 15% as we have been certified as a high-tech enterprise by the local agency and our management believe that the we have paid all taxes to date, PRC taxing authorities may take the position that the we owe more taxes than we have paid based on transactions conducted by ZK International or ZK Pipe, which may be deemed a resident enterprise, thereby resulting in taxable liability for Zhejiang Zhengkang. (See “Item 3. Key Information – D. Risk Factors - Risks Related to Doing Business in China –Under the Enterprise Income Tax Law, we may be classified as a ‘Resident Enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.”).

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

We must manage growth in operations to maximize our potential growth and achieve our expected revenues and any failure to manage growth will cause a disruption of the operations of the PRC subsidiaries and impair our ability to generate revenue.

In order to maximize potential growth in our current and potential markets, we believe that we must expand the scope of our pipe and fitting manufacturing and production facilities and capabilities and continue to develop new and improved valves. This expansion will place a significant strain on our management and our operational, accounting, and information systems. We expect that we will need to continue to improve our financial controls, operating procedures and management information systems. We will also need to effectively train, motivate and manage our employees. Our failure to manage our growth could disrupt the operations of the PRC subsidiaries and ultimately prevent us from generating the revenues we expect.

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

We also may not be able to retain key employees or customers of an acquired business or realize cost efficiencies or synergies or other benefits we anticipated when selecting our acquisition candidates. In addition, we may need to record write-downs from future impairments of intangible assets, which could reduce our future reported earnings. At times, acquisition candidates may have liabilities or adverse operating issues that we fail to discover through due diligence prior to the acquisition. In addition to the above, acquisitions in the PRC, including state owned businesses, will be required to comply with the laws of the PRC, to the extent applicable. There can be no assurance that any given proposed acquisition will be able to comply with PRC requirements, rules and/or regulations, or that we will successfully obtain governmental approvals that are necessary to consummate such acquisitions, to the extent required. If our acquisition strategy is unsuccessful, we will not grow operations and revenues at the rate that we anticipate.

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

We are highly dependent on our senior management to manage our business and operations and our key research and development personnel for the development of new products and the enhancement of our existing products and technologies. In particular, we rely substantially on our Chief Executive Officer and Chairman of the Board Jiancong Huang, to manage the operations of the PRC subsidiaries.

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

There can be no assurance that the laws and regulations governing the Investment Company Act, including the Division of Investment Management of the SEC providing more specific or different guidance regarding these exceptions will not change in a manner that adversely affects the operations of the PRC subsidiaries. Any additional guidance from the SEC or its staff from this process or in other circumstances could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen. If we or our subsidiaries fail to maintain an exception from the Investment Company Act, we could, among other things, be required either to (1) change the manner in which the PRC subsidiaries conduct the operations to avoid being required to register as an investment company, (2) effect sales of our assets in a manner that, or at a time when, we would not otherwise choose to do so or (3) register as an investment company, which could have an adverse effect on our business.

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

A particular cryptocurrency’s status as a “security” in any jurisdiction is subject to a high degree of uncertainty and if xSigma Corporation is unable to properly characterize a cryptocurrency it may be subject to federal or state regulatory scrutiny, investigations, fines and other penalties, which may adversely affect xSigma Corporation’s business, financial condition and results of operations.

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

xSigma Trading, the equity, CFD and Crypto trading platform, is under beta testing and is planned to be launched by xSigma Corporation in February 2022. xSigma Corpoartion is activaly seeking partners that are licensed in the markets that xSigma Trading will be launching in and plans to apply for its own license in the future. xSigma Trading or its licensed partners will establish a blacklist IP address to block the users from U.S. sanctioned countries and the U.S. xSigma Trading or its licensed partners will also collect client information during the account opening and registration process and screen accounts against public databases or collaborates with external service providers for purpose of verifying client identity and detecting risks. xSigma Corporation or its licensed partners will have a dedicated team to conduct the KYC procedure on new clients’ backgrounds and identify manually and will request the clients to reconfirm that they are not U.S. persons on an annual basis. xSigma Corporation will reject all account applications if there is any U.S. exposure. For example, we will not allow U.S. citizens or residents to open an account with xSigma Corporation and xSigma Corporation will require the potential clients to provide copies of their passports or identity cards in connection with their account applications. Although xSigma Corporation will require the clients to submit documents for proof of their identity for completing the account registration and to update such information from time to time, xSigma Corporation faces risks as the information provided by the clients may be outdated, inaccurate, false or misleading. xSigma Corporation cannot fully confirm the accuracy, currency and completeness of such information beyond reasonable effort. For instance, if a potential client only provides a non-U.S. passport or identity card, and misinforms xSigma Corporation that he or she does not also possess a U.S. passport or permanent resident card, xSigma Corporation might not be able to detect such misinformation. In addition, as a client who is not a U.S. citizen or resident at the time of account registration may later obtain U.S. citizenship or residential status and fail to update xSigma Corporation in a timely manner, our customer database might not be entirely accurate at all time. Despite the efforts to exclude persons who reside in jurisdictions where xSigma Corporation has no license or permit such as the United States, the provision of products and services to such clients could be in violation of the applicable laws and regulations in those jurisdictions, of which xSigma Corporation may have no awareness until xSigma Corporation is warned by the relevant supervising authorities. In addition, anonymous accounts are generally not allowed to be opened, heightened scrutiny measures are imposed on accounts opened on behalf of third parties and additional verification measures are conducted before xSigma Corporation accepts third party payments against the accounts of the clients.

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

In November 2021, xSigma Collectibles launched MaximNFT, an exclusive NFT marketplace in partnership with the iconic men’s lifestyle brand Maxim. The success of MaximNFT requires significant public confidence in our ability, or the partners or service providers, if any, to properly manage customers’ balances and assets and handle large transaction volumes and amounts of customer funds. xSigma Collectibles must continue to strengthen the associated internal controls and ensure that the service providers do the same. In addition, xSigma Collectibles may be dependent on the service providers’ operations, liquidity, and financial condition for the proper maintenance, use, and safekeeping of these customer assets. MaximNFT allows its users to connect and link their own digital wallets, such as Metamask, to the MaximNFT marketplace, therefore, any failure by xSigma Collectibles or the service providers to maintain the necessary controls or to manage customers’ crypto assets and funds appropriately and in compliance with applicable regulatory requirements could result in reputational harm, significant financial losses, lead customers to discontinue or reduce their use of xSigma Collectibles’ and the service providers’ products, and result in significant penalties and fines and additional restrictions, which could adversely impact our business, operating results, and financial condition.

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

Risks Related to Doing Business in China

The Chinese government may intervene or influence the operations of the PRC subsidiaries at any time. Such risks may result in a material change in the operations of the PRC subsidiaries, significant depreciation of the value of our ordinary shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The Chinese government may intervene or influence the operations of the PRC subsidiaries at any time. The ability of the PRC subsidiaries to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in operations and properties in China. These risks could result in a material change in the opearation of the PRC subsidiaries and the value of our securities.

Additionally, the PRC government has indicated an intent to exert more oversight and control over offering that are conducted overseas and foreign investment in China-baased issuers, like us, and has initiated a series of regulatory actions and statements recently to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on the ability of the PRC subsidiaries to conduct business, accept foreign investments, and list on an U.S. or other foreign exchange. These risks may result in a material change in the operations of the PRC subsidiaries, significant depreciation of the value of our ordinary shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless.

The Chinese government exerts substantial influence over the manner in which the PRC subsidiaries must conduct business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our holding company or subsidiaries were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which may cause the value of our ordinary shares to significantly decline or be worthless.

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

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law”, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

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

The approval of the China Securities Regulatory Commission may be required in connection with future offerings, and, if required, we cannot predict whether we will be able to obtain such approval.

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

There remain some uncertainties as to whether the Draft Overseas Listing Regulations are appliable to us and our continued listing on Nasdaq. If it is determined that CSRC approval is required for our continued listing, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for future offerings. These sanctions may include fines and penalties on the operations of the PRC subsidiaries, limitations on our operating privileges in the PRC, suspension of business operations in the PRC, delays in or restrictions on the repatriation of the proceeds from future offerings into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares.

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

Substantially all of the business operations of ZK International’s subsidiarites are located in the PRC. Although ZK International’s reports are prepared in accordance with U.S. GAAP, our PRC subsidiaries’ books and records are prepared in accordance with China GAAP. Despite our efforts to improve the Company’s controls and procedures, our accounting personnel do not have sufficient knowledge, experience and training in maintaining our books and records in accordance with U.S. GAAP standards. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm the value of our shares.

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

Since the operations of the PRC subsidiaries and substantially all of our assets are located in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers.

The operations and assets of the PRC subsidiaries are located in the PRC. In addition, most of our executive officers and directors are non-residents of the U.S., and substantially all the assets of such persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons.

There is uncertainty as to whether the courts of China would (1) recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (2) be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any state thereof.

The recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. China does not have any treaties or other agreements with the British Virgin Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether a Chinese court would enforce a judgment rendered by a court in either of these two jurisdictions.

The United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, may not be enforceable in the British Virgin Islands. A final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the British Virgin Islands.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

We are subject to the U.S. Foreign Corrupt Practices Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants or distributors of ZK International’s operating subsidiaries, because these parties are not always subject to our control. We are in process of implementing an anticorruption program, which prohibits the offering or giving of anything of value to foreign officials, directly or indirectly, for the purpose of obtaining or retaining business. The anticorruption program also requires that clauses mandating compliance with our policy be included in all contracts with foreign sales agents, sales consultants and distributors and that they certify their compliance with our policy annually. It further requires that all hospitality involving promotion of sales to foreign governments and government-owned or controlled entities be in accordance with specified guidelines. In the meantime, we believe to date we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law.

However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of ZK International’s operating subsidiaries may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold ZK International or its subsidiaries liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice could adversely affect us.

We conduct all of our business through our subsidiaries in China. The operations of the PRC subsidiaries in China are governed by PRC laws and regulations. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

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

Recently, the General Office of the State Council and another PRC authority jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law” (the “Opinions”), which was promulgated on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, the need to strengthen the supervision over overseas listings by PRC-based companies and the need to revise the special provisions of the State Council on overseas issuance and listing of shares by those companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of PRC-based companies, and cybersecurity, data security, privacy protection requirements and similar matters. If the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for any additional offering, we may be unable to obtain such approvals which could significantly limit or completely hinder our ability to raise additional capital.

Furthermore, the PRC government may strengthen oversight and control over offerings conducted overseas and/or foreign investment in issuers with substantial operations in China, like us. Such actions taken by the PRC government may intervene or influence our PRC Subsidiaries’ operations at any time, which are beyond our control. Therefore, any such action may adversely affect our operations and significantly limit or hinder our ability to raise additional capital and cause the value of such securities to significantly decline or be worthless.

Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our PRC Subsidiaries’ operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers with substantial operations in China could result in a material change in our operations or financial performance and/or could result in a material reduction in the value of our ordinary shares or hinder our ability to raise necessary capital.

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

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we received from our future offerings into RMB for the operations of the PRC subsidiaries, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

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

Risks Related to Our Corporate Structure

ZK International is a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our expenses or pay dividends to holders of our ordinary shares.

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

We may also decide to finance our PRC subsidiaries by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, these capital contributions are subject to registration with or approval by the MOFCOM or its local counterparts. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and use of the proceeds. On March 30, 2015, SAFE promulgated Circular 19, which took effect and replaced certain previous SAFE regulations from June 1, 2015. SAFE further promulgated Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of the applicable circulars and rules may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. These circulars may limit our ability to transfer the net proceeds from future offerings to our PRC subsidiaries, and we may not be able to convert the net proceeds from future offerings into Renminbi to invest in or acquire any other PRC companies in China.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or capital contributions to our PRC subsidiaries by us. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from future offerings and to fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

On June 22, 2021, the U.S. Senate passed Accelerating Holding Foreign Companies Accountable Act which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two.

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

Neither ZK International nor any of its subsidiaries has been identified and we do not expect ZK International or any of its subsidiaries to be identified by the Commission under the HFCAA. Our auditor, ZH CPA, LLC, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is based in Denver Colorado and is subject to inspection by the PCAOB on a regular basis, with the latest inspection completed in January 2021. ZH CPA, LLC is not subject to the determinations announced by the PCAOB on December 16, 2021.

However, recent developments with respect to audits of China-based companies create uncertainty about the ability of ZH CPA, LLC to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange. In addition, the above amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities. In addition, under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, which could be reduced to two consecutive years if the Accelerating Holding Foreign Companies Accountable Act is signed into law. If we cannot engage a new auditor within a reasonable time under reasonable terms, our ordinary shares may be delisted, and the price of our ordinary shares may significantly decrease or become worthless.

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

Under the law of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Business Companies Act (the ”BVI Act”) dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the company’s memorandum and articles of association. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the company’s memorandum and articles of association.

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

Safety, quality and productivity are three pillars of the operations of the PRC subsidiaries and the hallmarks of our success. In the past year, we experienced another year of outstanding safety performance while continuing to improve safety standard for our workforce. We also plan to transform our value proposition from strictly being a product supplier to a solution provider, aiming to deliver both high-quality products and complete engineering solutions to our clients. We have compiled a team of engineers and pipe network designers who will work closely with the manufacturing team to respond to clients’ special construction demands, create rapid prototypes of our solutions, and enhance the utility of our products based on clients’ feedback. This work flow could also significantly improve the efficiency and performance of our engineers.

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

xSigma DeFi Project

In February 2021, xSigma Corporation launched its DeFi Protocol, a stablecoin exchange platform built on smart contract, which is available at https://xsigma.fi. Liquidity provider who provides liquidity for certain stable coin on the exchange is awarded a certain amount of SIG token, a governance token issued by the smart contract. The SIG holder is entitled to the commission revenue generated by the exchange and as the project founder xSigma Corporation is holding 30% all SIG token issued and outstanding. On April 2021, SIG was listed on Bittrex Global and it continues to be available for trading. The “SIG” Token is a governance token of xSigma DEX based on the Ethereum network. The xSigma DEX allows users to swap stablecoins, such as USDT, USDC and DAI. However, for the fiscal year ended September 30, 2021, although SIG is listed on Bittrex Global and has a public market price, due to SIG’s low trading volume and unstable market price, the Company decides not to recognize revenue for the token it owned until monetization of the token. . In addition, xSigma Corporation launched the second version, V2, of its Protocol on Binance Smart Chain (BSC) on November 30, 2021, which raised over $1.5m of liquidity on the launch day. See “Item 3. Key Information – D. Risk Factors – Risks Related to the Stablecoin Exchange Platform.”

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

CG Malta is a globally licensed sports betting and casino operator that launched MaximBet in Colorado on September 12, 2021. MaximBet is sports betting and casino website, available at MaximBet.com and through iOS and Android applications that will allow users to bet on sports and casino in the United States and around the world. Established in 2017, CG Malta is a rapidly-growing licensed sports betting and casino operator that is hyper-focused on capitalizing on the multi-billion dollar legalized sports betting and iGaming industry in the United States. The company was formed by top executives with more than 100 years of collective experience in the gaming industry and utilizes proprietary technology to build personalized consumer betting experiences. Harnessing the power of the Maxim men’s lifestyle brand, MaximBet gives players incredible real life and virtual access to celebrities, athletes and influencers, and lets guests truly live the Maxim lifestyle wherever they live and play. Colorado is the “first of many” state launches for MaximBet, CG Malta is also planning launches in Indiana, Iowa and New Jersey, which allows real-money online casino gaming. Additional target states for the early run on MaximBet sportsbook launches include Pennsylvania, Louisiana, Missouri and Mississippi. In addition, the company struck a market access deal in Arizona, but was not selected for one of the state’s limited online licenses. By law, MaximBet is allowed to open a retail sportsbook at Hoh-Dah Resort-Casino in Pinetop, Arizona. In the meantime of exploring this opportunity, MaximBet continues to look for Market Access in the state of Arizona.

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

August 2021 Registered Direct Offering

On August 26, 2021, the Company closed a registered direct offering (the “August 2021 Offering”) for the sale of convertible debentures (the “August 2021 Convertible Debentures”) in the aggregate principal amount of $12,679,000, convertible into the Company’s ordinary shares, with no par value per share. The Company received gross proceeds of approximately $12,679,000, before deducting offering expenses, and intends to use the net proceeds from the Registered Offering for working capital and other general working capital purpose. The Company may also use the proceeds to acquire certain assets that the Board of Directors may deem appropriate for the growth of the Company.

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

Launch of MaximNFT

On November 29, 2021, xSigma Collectibles launched its new marketplace brand called MaximNFT (“MaximNFT”), available at www.maximnft.com. This exclusive NFT (Non-Fungible Token) marketplace is a partnership between xSigma Collectibles and the iconic men’s lifestyle brand Maxim. MaximNFT seeks to provide the best customer experience and innovative NFT solutions. It will allow customers to create and sell NFTs on various blockchains. Some of the collectibles will come with unique real-world experiences for buyers. Furthermore, MaximNFT will offer an innovative “NFT tokenization” feature that will allow customers to trade fractions of any NFT in the market. MaximNFT plans to focus on sports and celebrities’ collectibles, as well as gaming content. MaximNFT is betting on the rise of gaming and the utilization of NFT technology for in-game purchases and collectibles. Additionally, MaximNFT will combine its NFTs with new AR and VR technologies. MaximNFT’s partnered athletes will certify their own unique sets of 3D digital collectibles that will be exclusive to the platform. A host of sports superstars, including Matt Carpenter, Jerami Grant, Janoris Jenkins, Devon Kennard, Cris Cyborg and others will launch their exclusive NFT collections on the platform. See “Item 3. Key Information - D. Risk Factors - Risks Related to the Non-fungible Token (NFT) Marketplace.”

MaximNFT is built in partnership with Maxim magazine. Maxim is a lifestyle brand that has earned its position over its 25-year history. Maxim engages with more than 10 million men monthly through its website and social platforms. On July 12, 2021, xSigma Collectibles entered into a License Agreement (the “License Agreement”) with Maxim Inc. (“Maxim”), pursuant to which Maxim granted xSigma Collectibles an exclusive non-assignable license to use the trademarks of Maxim in connection with the promotion and operation of Maxim NFT. In addition, MaximNFT will be the exclusive seller of Maxim’s own NFTs. The License Agreement shall be for a period of five year (the “Initial Term”) and can be extended for three additional five-year periods (each an “Extension”) if xSigma Collectibles requests such Extension in writing at least 90 days, but no more than one year, before the expiration of the License Agreement. Maxim has the right to terminate the License Agreement immediately by giving xSigma Collectibles a notice of termination if xSigma Collectibles or its creditors on behalf of xSigma Collectibles institutes proceedings seeking relief under a bankruptcy act or any similar law. xSigma Collectibles has the right to terminate the License Agreement immediately by giving Maxim a notice of termination if (i) Maxim or its creditors on behalf of Maxim institutes proceedings seeking relief under a bankruptcy act or any similar law, or (ii) Maxim loses its rights to the licensed trademarks. If either party breaches its material obligations under the License Agreement, the other party has the right to terminate the License Agreement by giving the breaching party a notice of intention to terminate. Such termination will become effectively automatically and without further notice unless the breaching party cure such breach within 30 days after such notice. Additionally, Maxim has a right to terminate the License Agreement if xSigma Collectibles fails to comply with the approval, submission or quality requirements of the License Agreement or fails to adhere to any guidelines or specifications if such failure occurred despite reasonable efforts by xSigma Collectibles to comply with the applicable approval processes and/or guidelines and upon discovering such failure or being provided with notice of the failure, xSigma Collectibles promptly, but in no event longer than 10 days after discovery or notice, discontinued any non-compliant uses and takes reasonable steps to prevent future non-compliance. The License Agreement also contains covenants regarding the protection of Maxim’s intellectual property rights, approval and guideline on the use of the licensed trademarks, indemnification obligations of the Maxim and xSigma Collectibles with respect to its use of the licensed trademarks, and other customary provisions.

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

xSigma Trading’s services and products will be offered worldwide, excluding residents of the United States, and are tailored to both retail and institutional investors. Currently, xSigma Trading is open for beta testing with plans to launch live trading as soon as February 2022. xSigma Corpoartion is activaly seeking partners that are licensed in the markets that xSigma Trading will be launching in and plans to apply for its own license in the future. See “Item 3. Key Information – D. Risk Factors – Risks Related to The Equity, Contract For Differences (CFD) and Crypto Trading Platform.”

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

From 2010 to 2017, the length of China’s water supply pipelines and total water supply have increased year by year, as illustrated below. In 2017, the length of China’s water supply pipelines reached 797,000 kilometers, a year-on-year increase of 5.28%; China’s total water supply reached 59.38 billion cubic meters, a year-on-year increase of 2.26%.

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

Decentralized Finance (DeFi)

Centralized exchanges have been the backbone of the cryptocurrency market for years. They offer fast settlement, high trading volume, and continually improving liquidity. However, there’s a parallel world being built in the form of trustless protocols. DeFi and decentralized exchanges (DEX) aims to build a system which can work openly, securely, and in a modular manner, so that anyone can join it, use it, contribute to it, and upgrade it. The main idea is to recreate financial services and tools that are entirely on the blockchain, eliminating the need for banks or other third parties as intermediaries. Decentralized financial systems allow users to participate in blockchain markets and other alternative markets that have been developed on blockchain based networks. This makes it fast, inexpensive, and available to everyone. Further, the open-source nature of DeFi makes it transparent and trustless. It also enables cross-border payments, as blockchain markets have no borders. DeFi is a hot trend in the blockchain industry, growing from $700 million by December 2019 to $13 billion to December 2020, and to more than $169 billion locked into the ecosystem as of September 2021 and the number continues to grow. xSigma Corporation’s DeFi protocol launched at an opportune time in the blockchain industry.

Our Products and Services

Stainless Steel Pipe

Our products focus primarily on the drinking water and gas transmission industries, while a minor portion of revenue is generated from the pharmaceutical, medical, food and beverage industries. Produced from different stages of our production line, our steel products can be broken down and sold as the following parts and components:

●	Steel Strip: We manufacture carbon steel and stainless steel strip for sale to traditional manufacturers who are not in the pipe and fitting industry and for our own internal use in the production of our pipes and fittings. Our ability to produce steel strip in-house allows us to ensure the quality and consistency of our pipe and fitting products.
●	Steel Pipe: Our carbon steel and stainless steel pipes are primarily used in water and gas transmission systems. Carbon steel pipes are generally stronger than stainless steel, and therefore are typically used in applications that require high-pressure resistance, such as gas transmission and fire hydrants. Stainless steel pipes, in contrast, are more corrosion resistant and are commonly applied in cases that require clean transmission, such as drinking water and pharmaceutical liquid transmission.

●	Light Gauge Stainless Steel Pipe (LGSSP): We have production lines specifically designed to produce LGSSP, which have 40% thinner walls than regular stainless steel pipes. The reduction in the thickness of the pipe wall leads to a reduced manufacturing cost and weight and enhances installation flexibility due to its smaller size. LGSSP is an affordable option for household plumbing systems that require easy installation.
●	Pipe Connections and Fittings: We manufacture high-quality pipe connections and fittings that are used to connect pipes. Pipe fittings have wide applications for any piping and plumbing systems in both industrial and commercial applications. Fittings allow pipes to be joined or installed in the appropriate place and terminated or closed where necessary. We produce fittings in various shapes and sizes, with more than 10,000 different specifications. As most leakages are caused by misalignment or improper manufacture of connections and fittings, pipe connections and fittings, being the most crucial components of any piping system, require extremely precise production procedures. Depending on the purposes served, our pipe fittings can be categorized as follows:
●	Pipe fittings to extend or terminate pipe runs: couplings, adapters, unions, caps and plugs pipe.
●	Fittings to change a pipe’s direction: elbows, three-way fittings
●	Pipe fittings to connect two or more pipes: tees, cross, side-inlet elbows, wyes
●	Pipe fittings to change pipe size: reducers, bushings, couplings
●	Pipe fitting tools: pipe fasteners
●	Pipe flanges

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

On February 24, 2021, xSigma Corporation launched its DeFi Protocol, a stablecoin exchange platform built on smart contract, which is available at https://xsigma.fi. Liquidity provider who provides liquidity for certain stablecoin on the exchange is awarded a certain amount of SIG token, a governance token issued by the smart contract. “Stablecoin” means crypto assets designed to minimize price volatility. A stablecoin is designed to track the price of an underlying asset such as fiat money or an exchange-traded commodity (such as precious metals or industrial metals). Stablecoins can be backed by fiat money or other crypto assets. The SIG holder is entitled to the commission revenue generated by the exchange and as the project founder xSigma Corporation is holding 30% all SIG token issued and outstanding. On April 2021, SIG was listed on Bittrex Global and it continues to be available for trading. The “SIG” Token is a governance token of xSigma DEX based on the Ethereum network. The xSigma DEX allows users to swap stablecoins, such as USDT, USDC and DAI. However, for the fiscal year ended September 30, 2021, although SIG is listed on Bittrex Global and has a public market price, due to SIG’s low trading volume and unstable market price, the Company decides not to recognize revenue for the token it owned until monetization of the token. . In addition, xSigma Corporation launched the second version, V2, of its Protocol on Binance Smart Chain (BSC) on November 30, 2021, which raised over $1.5m of liquidity on the launch day. See “Item 3. Key Information – D. Risk Factors – Risks Related to the Stablecoin Exchange Platform.”

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

Research and Development

We are committed to researching and developing stainless steel products for use in all industries that need water and gas transmission systems. We believe scientific and technological innovations will help us achieve our long-term strategic objectives. The research and development efforts are an integral part of the operations of the PRC subsidiaries and the crux of our competitive advantage and differentiation strategy.

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

The PRC subsidiaries’ primary market is the hardware manufacturing industry. We are not engaged in any activities placing us in the encouraged, restricted or prohibited categories and so it could be inferred that we are engaged in a permitted industry for foreign investment. Such a designation offers businesses certain advantages. For example, businesses engaged in permitted industries:

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

The National Development and Reform Commission and MOFCOM periodically jointly revise the Foreign Investment Industrial Guidance Catalogue. As such, there is a possibility that the PRC subsidiaries’ business may fall outside the scope of the definition of a permitted industry in the future. Should this occur, we would no longer benefit from such designation.

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

Recently, the Chinese government has also been actively guiding the foreign investment to promote domestic economic development and industrial upgrading. To this end, the State Council issued the Circular on Several Measures for Actively and Effectively Utilizing Foreign Investment to Promote High-quality Economic Development (Circular 19, 2018), which guides foreign investment to invest more in modern agriculture and ecological construction, among other industries. The key areas, such as optimizing tax policy, supporting innovation and encouraging mergers and acquisitions, are potentially good for the related industries in which the PRC subsidiaries are involved, but the specific measures need to be refined and clarified, and the sustainability of the policy remains uncertain.

According to the current Special Administrative Measures for Entrance of Foreign Investment, the PRC subsidiaries’ business does not fall in any prohibited or restricted industries. If China’s Ministry of Commerce adopts a list as same as the Catalogue along with the draft, the draft will have very limited impact on our business, if any. The probability that our business will be classified as prohibited or restricted industry is very low. However, If China’s Ministry of Commerce adopts a list by our business is prohibited or restricted, and it treats our business in China as foreign investment by deciding our actual controller is Mr. Jiancong Huang who is not a Chinese citizen, we may face certain restrictions or even be prohibited to conduct business in China.

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

Regulations on Trademarks

Trademarks are protected by the PRC Trademark Law adopted in 1982, as subsequently amended, as well as the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and 2013. The Trademark Office under the SAIC handles trademark registrations. Trademarks can be registered for a term of ten years and can be extended for another ten years if requested upon expiration of the first or any renewed ten-year term. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration application has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same type of or similar commodities or services, the application for such trademark registration may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such other party’s use. Trademark license agreements must be filed with the Trademark Office or its regional offices. Meanwhile, we have successfully applied on our own name 21 trademarks.

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

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

●	Our production facilities were not fully operational from early February 2020 to early March in 2020. We temporarily closed our offices and production facilities in early February 2020, as required by relevant PRC local authorities. Our offices and manufacturing facilities reopened on February 18, 2020 and manufacturing capacity had been picking up slowly until fully operational in early March.

●	Some of our customers have been negatively impacted by the outbreak, which reduced the demand for certain of our products. As a temporary sales strategy during the pandemic, decreased weighted average selling prices were offered to customers by providing one-off discount on certain products to some key customers as a result of other customers not being able to fulfill their orders as they suffered from the negative impact of the COVID-19 pandemic earlier this year, and as a result we have seen significantly decreased gross margin for certain products.
●	We experienced some disruption to our supply chain during the Chinese government mandated lockdown, with suppliers increasing lead times and purchase price for raw materials. While all our major suppliers are currently fully operational, any future disruption in their operations would impact our ability to manufacture and deliver our products to customers. In addition, reductions in commercial airline and cargo flights, disruptions to ports and other shipping infrastructure resulting from the pandemic are resulting in increased transport times to deliver materials and components to our facilities and to transfer our products to our key suppliers, and may also affect our ability to timely ship our products to customers. As a result of these supply chain disruptions, we have increased customer order lead times. This may limit our ability to fulfil orders with short lead times and means that we may be unable to satisfy all of the demand for our products in a timely manner, which may adversely affect our relationships with our customers.
●	Our credit policy typically requires payment within 180 days. Our average accounts receivable turnover period was approximately 119 days for the year ended September 30, 2020. Therefore, we believe our payment collection has not been adversely impacted by the pandemic.
●	During the fiscal year ended September 30, 2020, we were able to repay all our debt and other obligations without taking advantage of any available payment deferral or forbearance term.
●	Our workforce remained stable during the fiscal year ended September 30, 2021 and 2020. We did not receive government subsidy or take advantage of any government assistance program in relation to the pandemic. We have complied with the various safety measures required by the local government and provided our employees with protective gears and regularly monitor and trace the health condition of our employees. However, we do not believe those safety measures have materially impacted the operations of the PRC subsidiaries.

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

Revenue

Revenues increased by $12,560,426 or 14.46%, to $99,407,217 for the year ended September 30, 2021 from $86,846,791 for the year ended September 30, 2020. The increase in revenues was primarily driven by the following factors:

1)	Due to increased market demand of construction materials and shortage of supply on the current market, particularly the piping systems in the real estate sector, as well as less discount sales compared to the fiscal year 2020, we observed an increase of weighted average selling price (“ASP”) during the fiscal year 2021. During 2021 fiscal year, the average selling price of electrolytic nickel increased by 18.24% from RMB 96,496 per ton in fiscal year 2020 to RMB 114,092 in fiscal year 2021; the average selling price of steel strip increased by 5.96% from RMB 14.27 per kilogram in fiscal year 2020 to RMB 15.12 in fiscal year 2021; the average selling price of steel pipe increased by 14.08% from RMB 95.30 per piece in fiscal year 2020 to RMB 108.73 in fiscal year 2021; the average selling price of pipe fittings decreased by 25.77% from RMB 22.82 each in fiscal year 2020 to RMB 16.94 in fiscal year 2021.

2)	We have also achieved an overall increase in sales volume. The sales volume of steel strip increased by 9.37% from 2036.35 tons in fiscal year 2020 to 2227.19 tons in fiscal year 2021; Sales of pipes decreased by 29.54% from 1,126,135 in fiscal year 2020 to 793,480 in fiscal year 2021; The sales volume of pipe fittings increased by 68.86% from 5,404,614 pieces in fiscal year 2020 to 9,126,002 pieces in fiscal year 2021.
3)	As a result of global shortage of construction materials, our international sales increased over 162.73% compared to the last fiscal year. Our international sales revenue during fiscal year 2021 amounted to $2,707,441, an increase of $1,676,951 compared to last fiscal year

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

During the 2021 fiscal year, some of the major cities imposed certain lockdown and public health policies to contain the spread of covid-19, and as a result many of our customers’ projects were suspended and delayed which substantially delayed their payment. The Company evaluated the adequacy of our allowance for doubtful accounts based on individual account analysis, historical collection trends, and the financial position of our customer. We believe our allowance for doubtful accounts is adequate as most of the customers with accounts receivable greater than one year old are either companies funded by local government or companies with long-term partnership with us. As of June 15, 2022, we received subsequent collection of approxiamate $15 million.

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

E. Critical Accounting Estimates

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2021:

	Payment Due by Period
		Less than	1 – 3	3 – 5	More than
Contractual Obligations	Total	1 year	years	years	5 years
Short-term bank loans*	$21,394,761	$21,394,761	$—	$—	$—
Other borrowings	283,758	283,758	—	—	—
Lease liabilities	54,166	26,332	27,834
Total	$21,732,685	$21,704,851	$27,834	$—	$—

*    The numbers in the table are principle only and exclude interest payable.

G. Safe Harbor

See “SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Name	Age	Position(s)
Jiancong Huang	58	Chief Executive Officer and Chairman of the Board
Shaochai Yang	41	Chief Financial Officer
Di Chen	31	Secretary
Guolin Wang	53	Director
Xuejie Lyu	31	Independent Director & Chairman of the Audit Committee
Lie Cao	44	Independent Director
Linge Zhou	43	Independent Director

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

●	Audit Committee: Xuejie Lyu (Chair), Linge Zhou, Lie Cao
●	Compensation Committee: Xuejie Lyu (Chair), Linge Zhou, Lie Cao
●	Nomination Committee: Lie Cao (Chair), Xuejie Lyu, Linge Zhou
●	Governance Committee: Linge Zhou (Chair), Lie Cao, Xuejie Lyu
●	Enterprise Risk Oversight Committee: Jiancong Huang (Chair), Lie Cao, Xuejie Lyu, Linge Zhou, Guolin Wang

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

	Amount of
	Beneficial	Percentage
Named Executive Officers and Directors	Ownership (1)	Ownership (2)
Directors and Named Executive Officers:
Jiancong Huang, Chief Executive Officer and Chairman (3) (4)	8,644,875	29.82%
Shaochai Yang, Chief Financial Officer	0	—%
Di Chen, Secretary	0	—%
Guolin Wang, Director (4)	1,800,000	6.21%
Xuejie Lyu, Director	0	—%
Lie Cao, Director	0	—%
Linge Zhou, Director	0	—%
All directors and executive officers as a group (7 persons)	8,644,875	29.82%

5% Beneficial Owners:
Mingjie Wang (4)	1,800,000	6.21%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares. All shares represent only ordinary shares held by shareholders as no options are issued or outstanding.
(2)	Calculation based on 28,985,740 ordinary shares issued and outstanding as of January 28 2022.
(3)	Mr. Huang individually holds 4,864,875 ordinary shares of the Company. He has been appointed as proxy for shares held by individuals noted in footnote (4).
(4)	Individuals who entered into an agreement to vote in concert in ZK International on May 13, 2015. There is another individual holding 180,000 ordinary shares as of January 28, 2022 who is also a party to the agreement. Pursuant to the agreement, which has a term of 20 years from its effective date of May 13, 2015, if the parties are unable to reach a unanimous consent in relation to the matters requiring action in concert, a decision made by more than 50% of the voting rights of the parties will be deemed a decision unanimously passed by all parties and will be binding on all parties.

B.Related Party Transactions

Net amounts due to related parties consisted of the following as of September 30, 2021 and 2020:

		As of September 30,
Accounts	Name of related parties	2021	2020
Related party payables	Shareholder, HUANG Jian Cong	$974,216	$1,187,339
Related party payables	Other Affiliates of the Company	98,119	128,464
Due from Related Parties	Other Affiliates of the Company	—	47,135

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

Cash Transfers Between Our Company and Our Subsidiaries

During the fiscal years ended September 30, 2021, 2020 and 2019, there has been no transfers, dividends, or distributions between ZK International, its subsidiaries, or to investors, except that during the fiscal year ended September 30, 2021, ZK International transferred a total of $5,100,079 to Zhejiang Zhengkang Industrial Co., Ltd., one of our subsidiaries.

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

Shareholders’ voting rights

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

Meetings of Shareholders

Any of our directors may convene a meeting of shareholders at any time and in any manner and place the director considers necessary or desirable. The director convening a meeting must not give less than seven days’ notice of the meeting to those shareholders whose names appear as shareholders in the register of shareholders on the date of the notice and are entitled to vote at the meeting, and the other directors. Our board of directors must convene a meeting of shareholders upon the written request of shareholders entitled to exercise 30% or more of the voting rights in respect of the matter for which the meeting is requested within 28 days of receiving the written request. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

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

Enforceability of Civil Liabilities

ZK International was incorporated under the laws of the British Virgin Islands with limited liability. We chose to incorporate ZK International in the British Virgin Islands because of certain benefits associated with being a British Virgin Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the British Virgin Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed Vcorp Agent Services, Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for districts in the State of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York under the securities laws of the State of New York.

There is uncertainty as to whether the courts of China would (1) recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (2) be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any state thereof.

The recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. China does not have any treaties or other agreements with the British Virgin Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether a Chinese court would enforce a judgment rendered by a court in either of these two jurisdictions.

The United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, may not be enforceable in the British Virgin Islands. A final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the British Virgin Islands.

For a detailed description of risks related to enforceability of civil liabilities, please refer to “Item 3.D. Risk Factors – Since the operations of the PRC subsidiaries and substantially all of our assets are located in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers” on page 36.

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

Circulars 16 and 19 address foreign direct investments into the PRC, and stipulate the procedures applicable to foreign exchange settlement. As we do not plan to transfer proceeds raised in future offerings to our WFOE in the PRC, the proceeds raised in future offerings would not be subject to Circular 19 or Circular 16. However, if and when circumstances require funds to be transferred to our WFOE in the PRC from our offshore entities, then any such transfer would be subject to Circulars 16 and 19.

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

Foreign Exchange Risk

While our reporting currency is the U.S. Dollar, our consolidated sales and consolidated costs and expenses occurred within the PRC are denominated in the RMB. As a result, we are exposed to foreign exchange risk as our sales and results of operations may be affected by fluctuations in the exchange rate between the U.S. Dollar and the RMB. If the RMB depreciates against the U.S. Dollar, the value of our RMB sales, earnings and assets as expressed in our U.S. Dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and stockholders’ equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of stockholders’ equity. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the RMB has not been pegged to the U.S. dollar and, although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar or the Euro in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in RMB exchange rate and lessen intervention in the foreign exchange market. Although the RMB strengthened against the U.S. dollar over the last five years, the RMB’s significant weakening against the U.S. dollar since July 2015 has largely undone such prior increases.

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

As a result, the Company plans to develop remedial actions to strengthen its accounting and financial reporting functions. To strengthen the Company’s internal control over financial reporting, the Company plans to put design, implement, and test internal control over financial reporting. In addition to the foregoing efforts, the Company expects to implement the following remedial actions:

●	Hire addition personnel with experience in US GAAP financial reporting and control procedures; and

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

Nasdaq Listing Rule 5635(d) requires shareholder approval of transactions that may result in the issuance or sale of 20% or more of a listed company’s outstanding common stock or voting power. The February 2021 Offering and March 2021 Offering were deemed aggregated by Nasdaq and the total issuance exceeds 20% of the then issued and outstanding ordinary shares. The Company elected to follow home country practice in British Virgin Islands in lieu of Nasdaq Listing Rule 5635(d).

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of ZK International Group Co., Ltd (Exhibit 1.1 to the Form 6-K furnished on June 28, 2022 and is incorporated herein by reference)

2.1	Form of Debenture (Exhibit 10.2 to the Form 6-K furnished on October 20, 2020 and is incorporated herein by reference)

2.2	Form of Warrant (Exhibit 4.1 to the Form 6-K furnished on February 23, 2021 and is incorporated herein by reference)

2.3	Form of Warrant (Exhibit 4.2 to the Form 6-K furnished on February 23, 2021 and is incorporated herein by reference)

2.4	2021 Equity Incentive Plan (Exhibit 10.1 to the Form 6-K furnished on March 31, 2021 and is incorporated herein by reference)

2.5	Form of Debenture (Exhibit 4.1 to the Form 6-K furnished on August 27, 2021 and is incorporated herein by reference)

3.1	Controlling shareholders’ agreement to vote in concert dated May 13, 2015 (Exhibit 10.2 to the Form F-1 initially filed on May 24, 2017 and is incorporated herein by reference)

4.1	Form of Securities Purchase Agreement between the Company and the investors (Exhibit 10.1 to the Form 6-K furnished on October 20, 2020 and is incorporated herein by reference)

4.2	Form of Securities Purchase Agreement between the Company and the investors (Exhibit 10.1 to the Form 6-K furnished on January 8, 2021 and is incorporated herein by reference)

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

8.1**	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics (Exhibit 14.1 to the Form F-1 initially filed on May 24, 2017 and is incorporated herein by reference)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
*	Filed herewith
**	Filed previously

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZK INTERNATIONAL GROUP CO., LTD.

By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title:	Chief Executive Officer

Date: June 30, 2022

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

As of September 30, 2021, 23.04% of ZK International’s equity interest was hold by two mainland Chinese beneficial owners, who entered an agreement on May 13, 2015 to vote their shares in concert in ZK International, covering all the periods presented afterwards, with HUANG Jian Cong holding 16.82% and WANG Guo Lin holding 6.22%.

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

xSigma Collectibles Limited (“xSigma Collectibles”) was incorporated on July 6, 2021 under the laws of the British Virgin Islands. Its registered capital is USD 100, and the paid-in capital was zero as of September 30, 2021. xSigma Collectibles launched MaximNFT (“MaximNFT”), available at www.maximnft.com, the exclusive NFT (Non-Fungible Token) marketplace of the iconic men’s lifestyle brand. MaximNFT seeks to provide the best customer experience and innovative NFT solutions. It will allow customers to create and sell NFTs on various blockchains, including, but not limited to, Ethereum, Binance Smart Chain, and Polkadot.

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

During the fiscal year ended September 30, 2021, the Company entered into a series of consulting agreements with third-party entity and individuals to develop and implement the following software platforms:

●	The DeFi (decentralized finance) Protocol, a stablecoin DEX (decentralized exchange) and liquidity mining platform, available at https://xsigma.fi.
●	Two flagship trading platforms, “xSigma Trading” for CFD trading and “xSigma Trader” for Crypto, Crypto Options and Crypto derivatives.
●	MaximNFT platform (“MaximNFT”), available at www.maximnft.com, the exclusive NFT (Non-Fungible Token) marketplace partners with Maxim, the iconic men’s lifestyle brand. It will allow customers to create and sell NFTs on various blockchains, including, but not limited to, Ethereum, Binance Smart Chain, and Polkadot.

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

NOTE 8 – LONG-TERM INVESTMENT

The Company made an investment in Wenzhou Longlian Development Co., Ltd. (“Longlian”), a private company incorporated in PRC, in 2011 by RMB 2,083,300 with equity percentage of 2.0833%. The principal activities of Longlian are property and infrastructure construction. As of September 30, 2021 and 2020, the Company carried this investment at its cost in the amount of $323,323 and $306,837, respectively. During 2021 and 2020 fiscal years, the Company received no dividend income from Longlian.

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

The Company had no such significant customer who account for greater than 10%of the company’s revenue for the fiscal year ended September 30, 2021 and 2020. The Company had one customer who accounted for more than 10% of total accounts receivable as of September 30, 2021, the customers had accounts receivable balance of $3,198,069 which represents 11.79% of total accounts receivable. The Company had two customers who accounted for more than 10% of total accounts receivable as of September 30, 2020, and the two customers had accounts receivable balance of $3,697,779 and $5,513,922 which represents 11.78% and 17.56% of total accounts receivable, respectively.

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

Stock Warrants

In connection with the IPO on September 1, 2017, the Company issued warrants equal to seven percent (7%) of the shares issued, totaling 74,784 units to the placement agents. The warrants carry a term of five years, and shall not be exercisable for a period of six months from the closing of the IPO and shall be exercisable at $5 per share. Management determined that these warrants are equity instruments because the warrants are both a) indexed to its own stock; and b) classified in stockholders’ equity. The warrants were recorded at their fair value on the date of grant as a component of stockholders’ equity. As of September 30, 2021, all warrants were exercised on cashless basis and 38,304 shares of Company’s ordinary shares were issued to the placement agent.

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

Under the Law of the People’s Republic of China on Enterprise Income Tax (“New EIT Law”), which was effective from January 1, 2008, both domestically- owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%.

Zhejiang Zhengkang was entitled High and New Technology Enterprise (“HNTE”) and enjoyed preferential tax rate of 15% for a three-year validity period from April 16, 2009. And the HNTE certificate was renewed on October 29, 2012, September 17, 2015 and September 17, 2018 all with a three-year validity period respectively. Thus, Zhejiang Zhengkang is eligible for a 15% preferential tax rate from April 16, 2009 to September 16, 2021.

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

As of September 30, 2021, the Company had unrecognized tax benefits of $2,354,832 and such balance was included in “income tax payable” account. For the fiscal years 2021, 2020 and 2019, no tax authority initiated tax examination against the Company and the Company was issued Certificate of No Tax Arrears on December 9, 2020 by local tax authority which indicates the Company has fully paid income taxes for its tax returns since January 01, 2017. The reasonable possible change on the Company’s unrecognized tax benefits in the next 12 months ranges from RMB nil to RMB 9,360,974.

NOTE 21 - SUBSEQUENT EVENTS

On October 20, 2021 the Company announced that the Company’s management has proposed to the Company’s Board of Directors regarding a potential distribution upon receiving returns from its prior investments of up to 25%. Any such distribution will be subject to the review and approval of the Board of Directors. The Company plans to review this strategy on an ongoing basis and may amend or forgo at any time in light of the Company’s then current financial position, profitability, cash flow, debt, legal requirements and other factors considered relevant. As such, no assurances can be made that any future distribution will be made.

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