Form 20-F
period 2022-09-30
ZK International Group Co., Ltd.
filed 2023-01-31
CIK 1687451

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended September 30, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 30,392,940 Ordinary shares as of September 30, 2022.

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
Emerging growth company ☐

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

●	Hongyun (Wenzhou) Global Trading Limited. (also referred to as 宏蕴（温州）国际贸易有限公司 in China), a PRC company (“Hongyun” when individually referenced), 100% of its equity interest is held by Wenzhou Weijia;
●	Wenzhou Suona Piping Limited. (also referred to as 温州索纳管业有限公司 in China), a PRC company (“Suona” when individually referenced), 99% of its equity interest is held by Wenzhou Weijia;

Investors are cautioned that you own interest in ZK International, the holding company established in the British Virgin Islands that does not have conduct material operations. ZK International conducts business through its subsidiaries, primarily based in China.

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. All reference to “U.S. dollars”, “USD”, “US$” or “$” are to United States dollars. The exchange rates in effect as of September 30, 2022, 2021, and 2020 were US $1.00 for RMB 7.1135, RMB 6.4434, and RMB 6.7896, respectively. The average exchange rates for the years ended September 30, 2022, 2021, and 2020 were US $1.00 for RMB 6.5532, RMB 6.5072, and RMB 7.0056, respectively. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

Implications of the Holding Foreign Companies Accountable Act (“HFCAA”)

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. In June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Neither ZK International nor any of its subsidiaries has been identified and we do not expect ZK International or any of its subsidiaries to be identified by the Commission under the HFCAA and the AHFCAA. Our auditor, ZH CPA, LLC, is headquartered in Denver, Colorado, and is subject to inspection by the PCAOB on a regular basis. However, recent developments with respect to audits of China-based companies create uncertainty about the ability of ZH CPA, LLC to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, the AHFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. If we cannot engage a new auditor within a reasonable time under reasonable terms, our ordinary shares may be delisted, and the price of our ordinary shares may significantly decrease or become worthless. See “Item 3.D Risk Factors — Risks Related to Our Ordinary Shares — Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for two consecutive years beginning in 2021. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 41.

Corporate Structure and the Risks Relating to Being a China-based Company

ZK International is a British Virgin Islands incorporated holding company without any material operations. ZK International conducts business through its subsidiaries, primarily based in China. ZK International does not conduct business through variable interest entity structure. Our corporate structure involves unique risks to investors. For more details of risks related to our corporate structure, see “Item 3.D Risk Factors — Risks Related to Our Corporate Structure —ZK International is a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our expenses or pay dividends to holders of our ordinary shares.” on page 39 and “PRC regulation of loans to and direct investment in PRC entities by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.” starting on page 40.

The PRC subsidiaries, Wenzhou Weijia, Wenzhou Zhengfeng, and Zhenjiang Zhengkang, are subject to various legal and operational risks associated with being based in China and having a majority of operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company to conduct its business, accept foreign investments or be listed on a U.S. or other foreign exchange. The PRC government has initiated a series of regulatory actions and statements recently to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this annual report, we and our PRC subsidiary have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction. However, since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on the ability of the PRC subsidiaries to conduct business, accept foreign investments, and list on an U.S. or other foreign exchange. These risks may result in a material change in the operations of the PRC subsidiaries, significant depreciation of the value of our ordinary shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. See “Risk Factors — Risks Related to Doing Business in China — The Chinese government may intervene or influence the operations of the PRC subsidiaries at any time. Such risks may result in a material change in the operations of the PRC subsidiaries, significant depreciation of the value of our ordinary shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless.” on page 31, “— The Chinese government exerts substantial influence over the manner in which the PRC subsidiaries must conduct business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our holding company or subsidiaries were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which may cause the value of our ordinary shares to significantly decline or be worthless.” on page 32, and “ — The approval of the China Securities Regulatory Commission may be required in connection with future offerings, and, if required, we cannot predict whether we will be able to obtain such approval.” on page 33.

Summary of Risk Factors

Investing in our Company involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our Company. Below please find a summary of the risks and challenges we face organized under relevant headings. These risks are discussed more fully in the section titled “Item 3.D. Risk Factors” in this Annual Report.

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

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law”, which became effective on November 1, 2021. On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which became effective on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. We believe that neither we nor our subsidiaries are currently required to obtain permission from any of the PRC authorities to operate and issue our ordinary shares to foreign investors, or required to obtain permission or approval from the CSRC, Cyberspace Administration of China (“CAC”) or any other governmental agency. On November 14, 2021, the CAC published the Security Administration Draft, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021. As of the date of this annual report, we and our PRC subsidiary have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction. Because these statements and regulatory actions are new, however, it is highly uncertain how soon legislative or administrative regulation making bodies in China will respond to them, or what existing or new laws or regulations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operations or our ability to accept foreign investments and list on an U.S. exchange. If we do not receive or maintain the approval, or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — The Chinese government exerts substantial influence over the manner in which the PRC subsidiaries must conduct business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our holding company or subsidiaries were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which may cause the value of our ordinary shares to significantly decline or be worthless” on page 32.

Risks related to the Chinese government’s intervene or influence on the operations of the PRC subsidiaries.

The Chinese government may intervene or influence the operations of the PRC subsidiaries at any time. Such risks may result in a material change in the operations of the PRC subsidiaries, significant depreciation of the value of our ordinary shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — The Chinese government may intervene or influence the operations of the PRC subsidiaries at any time. Such risks may result in a material change in the operations of the PRC subsidiaries, significant depreciation of the value of our ordinary shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless” on page 31.

Risks related to the approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, adopted the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. On July 6, 2021, the State Council and General Office of the CPC Central Committee issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). There remain uncertainties as to whether the Draft Overseas Listing Regulations are appliable to us and our continued listing on Nasdaq. If it is determined that CSRC approval is required for our continued listing, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, suspension of business operations in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — The approval of the China Securities Regulatory Commission may be required in connection with future offerings, and, if required, we cannot predict whether we will be able to obtain such approval” on page 33.

Risks related to the Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued Opinions emphasizing the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. Since these Opinions were recently issued, official guidance and interpretation of the Opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of the Opinions or any future implementation rules on a timely basis, or at all. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — The Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future” on page 33.

Risks related to becoming subject to recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, could harm our business operations, reputation and result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies with substantially their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company and our business. If we become the subject of any unfavorable allegations, it may be a major distraction to our management. If such allegations are not proven to be groundless, our company and business operations will be severely hampered and your investment in our stock could be rendered worthless. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations and our reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably” on page 34.

Risks related to adverse change in political and economic policies of the PRC government

Substantially all of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole. See “Item 3.D. Risk Factors—Risks Related to Doing Business in China—Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position” on page 34.

Risks related to the imposition of trade barriers and taxes that may reduce our ability to do business internationally, and the resulting loss of revenue could harm our profitability.

We may experience barriers to conducting business and trade in our targeted emerging markets in the form of delayed customs clearances, customs duties and tariffs, and there can be no assurance that this will not reduce the level of sales that we achieve in such markets, which would reduce our revenues and profits. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — Imposition of trade barriers and taxes may reduce our ability to do business internationally, and the resulting loss of revenue could harm our profitability” on page 35.

Risks related to our operations and assets in the PRC since shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers.

Most of our executive officers and directors are non-residents of the U.S., and substantially all the assets of such persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — Since the operations of the PRC subsidiaries and substantially all of our assets are located in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers” on page 35.

Risks related to our uncertainty with respect to the PRC legal system which could adversely affect us.

We conduct all our business through subsidiaries in China and our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments, and wholly foreign-owned enterprises. Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our PRC Subsidiaries’ operations at any time, or may exert more oversight and control over offerings conducted overseas and/or foreign investment in issuers with substantial operations in China could result in a material change in our operations or financial performance and/or could result in a material reduction in the value of our ordinary shares or hinder our ability to raise necessary capital. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — Uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice could adversely affect us” on page 36.

Risks related to the Chinese governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our security-holders. See “Item 3.D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment” on page 37.

Risks related to PRC subsidiaries’ ability to increase their registered capital or distribute profits to us

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, which could adversely affect our business and prospects. See “Item 3.D. Risk Factors-Risks Related to Doing Business in China - PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law” on page 38.

Risks Related to Our Corporate Structure

Risks related to our status as a holding company which makes us reliant on dividends paid by our subsidiaries for our cash needs.

We are a BVI holding company and conduct substantially all of our business through our subsidiaries in China. We may rely on dividends to be paid by our PRC subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict our PRC subsidiaries’ ability to pay dividends or make other distributions to us. See “Item 3.D. Risk Factors — Risks Related to Our Corporate Structure — ZK International is a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our expenses or pay dividends to holders of our ordinary shares” on page 39 and “— PRC regulation of loans to and direct investment in PRC entities by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries” on page 40.

Risks Related to Our Business and Industry

Risks Related to the coronavirus (COVID-19) pandemic.

Zhejiang Province, where we conduct a substantial part of our business, was materially impacted by the spread of a novel strain of coronavirus (COVID-19). The extent to which the COVID-19 outbreak continues to impact our financial condition and results of operations for cannot be reasonably estimated at this time and will depend on future developments that currently cannot be predicted. See “Item 3.D. Risk Factors — Risks Related to Our Business and Industry — Our business could be materially harmed by the ongoing coronavirus (COVID-19) pandemic” on page 18.

Risks relating to operating in a highly competitive industry.

We face competition from both regional and importing manufacturers for pipe and fitting products because the market is fragmented, has low barriers to entry, and is driven for many of our products on the basis of price. Competitors may be able to grow and consolidate, as to take advantage of economies of scale, which could put pressure on our margins and adversely affect our financial condition or ability to expand our business. See “Item 3.D. Risk Factors — Risks Related to Our Business and Industry — Our industry is very competitive in China” on page 19.

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

If we continue to experience an increase in accounts receivable without substantial collection of them, this weak liquidity could have a material adverse effect on our financial health and performance. See “Item 3.D. Risk Factors — Risks Related to Our Business and Industry — Weak liquidity may have material adverse effect on our results of operations” on page 20.

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

A non-U.S. corporation will be treated as a “Passive Foreign Investment Company” (“PFIC”) for U.S. Federal Income Tax purpose if at least 75% its gross income is “passive income” or on average at least 50% of the value of its assets is attributable to assets that produce passive income. It is likely that xSigma Entertainment’s investment in CG Malta Holding Limited would be deemed passive. If xSigma Entertainment completes the full investment in CG Malta Holding Limited, there is a risk that the Company will become an investment company, a PFIC or both. The consequence of any of those scenarios, or even the perception that such scenarios could occur, could result in a material change in our operations, a significant drop in the market price of our ordinary shares, possible civil litigation and regulatory enforcement. See “Item 3.D. Risk Factors — Risks Related to Investment in CG Malta Holding Limited — We could be deemed as a ‘Passive Foreign Investment Company’ in the future” on page 25.

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

Although they are considered fiat-backed stablecoins. They are not legal tender, are not backed by the U.S. government or most other governments and customer balances are not covered by FDIC or SIPC protections. Federal, state and foreign governments may restrict the use and exchange of cryptocurrency, including the stablecoins, and regulation in the U.S. and in other countries is still developing. xSigma Corporation’s ability to operate the stablecoin exchange platform may be limited by these restrictions which may reduce liquidity of cryptocurrencies in the market and damage their public perception, and their utility as a payment system, which could decrease the price of cryptocurrencies generally or individually. It is possible that the adoption of cryptocurrencies may slow, take longer to develop or never be broadly adopted, which would negatively impact xSigma Corporation’s business, financial condition and results of operations. See “Item 3.D. Risk Factors — Risks Related to the Stablecoin Exchange Platform — Cryptocurrency, including stablecoin, is not legal tender, is not backed by the U.S. government or most other governments, and customer balances are not covered by FDIC or SIPC protections. The value of a cryptocurrency may be derived in large part from the continued willingness of market participants to exchange legal tender for cryptocurrency, or a particular cryptocurrency for another, which, if such willingness diminishes or disappears, may result in permanent and total loss of value for that particular cryptocurrency” on page 27.

Risks related to the regulation of the cryptocurrency industry which is incipient, fragmented and complex is likely to substantially change and xSigma Corporation’s interpretations of any cryptocurrency regulation may be challenged or its failure to comply with regulations may negatively impact its operations.

xSigma Corporation’s stablecoin exchange platform currently provides customers with the ability to exchange a limited number of DAI, USDC and USDT. Both domestic and foreign regulators and governments are increasingly focused on the regulation of cryptocurrencies however, there is currently no uniform applicable legal or regulatory regime governing cryptocurrencies in the United States. Thus, there is a substantial risk of inconsistent regulatory guidance among federal and state agencies and state governments which, along with potential accounting and tax issues or other requirements relating to cryptocurrencies, could impede xSigma Corporation’s growth and operations. See “Item 3.D. Risk Factors — Risks Related to the Stablecoin Exchange Platform — Regulation of the cryptocurrency industry is incipient, fragmented and complex and will likely change substantially. xSigma Corporation’s interpretations of any cryptocurrency regulation may be subject to challenge by the relevant regulators and xSigma Corporation’s failure to comply with such regulation may negatively impact its ability to allow customers to buy, hold and sell cryptocurrencies with it in the future and may materially adversely affect its business, financial condition and results of operations” on page 28.

Risks related to Cryptocurrency’s status as a “security” in any jurisdiction which is subject to a high degree of uncertainty and xSigma Corporation inability to properly characterize cryptocurrency may subject it to federal or state regulatory scrutiny, investigations, fines and other penalties.

The SEC has taken the position that certain cryptocurrencies fall within the definition of a “security” under the U.S. federal securities laws but that the application of the securities laws to cryptocurrencies may not be warranted in every instance. More so, platforms that bring together purchasers and sellers to trade cryptocurrencies are generally subject to registration as national securities exchanges, or must qualify for an exemption. In the event that the SEC, a foreign regulatory authority, or court were to determine that a stablecoin currently offered, sold or exchanged on the xSigma Corporation’s platform is a “security” under applicable laws, xSigma Corporation could be subject to legal or regulatory action. Such an action may adversely affect xSigma Corporation’s business, financial condition and results of operations. See “Item 3.D. Risk Factors — Risks Related to the Stablecoin Exchange Platform — A particular cryptocurrency’s status as a ‘security’ in any jurisdiction is subject to a high degree of uncertainty and if xSigma Corporation is unable to properly characterize a cryptocurrency it may be subject to federal or state regulatory scrutiny, investigations, fines and other penalties, which may adversely affect xSigma Corporation’s business, financial condition and results of operations” on page 29.

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

Although xSigma Trading or its licensed partners will take measures to screen accounts, block IP of users from U.S. sanctioned countries, and conduct KYC procedures at account opening and on an annual basis thereafter, xSigma Corporation cannot fully confirm the accuracy, currency and completeness of such information beyond reasonable effort. Furthermore, xSigma Corporation may not be able to prevent users from using virtual private network or other high technology measures to circumvent the blacklist IP address to visit the websites. If xSigma Corporation fails to comply with relevant laws and regulations, xSigma Corporation will be subject to legal or regulatory sanctions, fines or penalties, financial loss, or damage to reputation. See “Item 3.D. Risk Factors — Risks Related to The Equity, Contract For Differences (CFD) and Crypto Trading Platform — Although xSigma Corporation have the know-your-customer, or KYC procedures to prevent offers and sales of CFD and Crypto assets in the United States or to U.S. persons, xSigma Corporation faces the risks related to the KYC procedures when the clients provide outdated, inaccurate, false or misleading information or use virtual private network to visit xSigma Trading, the equity, CFD and Crypto trading platform” on page 30.

Risks Related to the Non-fungible Token (NFT) Marketplace

Risks related to the failure to safeguard and manage xSigma Collectibles’ customers’ fiat money and crypto assets could adversely impact our business, operating results, and financial condition.

Any failure by xSigma Collectibles or its service providers to manage customers’ crypto assets and funds appropriately and in compliance with applicable regulatory requirements could result in reputational harm, significant financial losses, lead customers to discontinue or reduce their use of our products, and result in significant penalties and fines, which could adversely impact our business, operating results, and financial condition. See “Item 3.D. Risk Factors — Risks Related to the Non-fungible Token (NFT) Marketplace — The failure to safeguard and manage xSigma Collectibles’ customers’ fiat money and crypto assets could adversely impact our business, operating results, and financial condition” on page 31.

Risks Related to Our Ordinary Shares

Risks that trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely our auditor and that as a result an exchange may determine to delist our securities.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020 and states that if the SEC determines a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such securities from being traded on a national securities exchange or in the over the counter trading market in the United States. In June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Neither ZK International nor any of its subsidiaries has been identified and we do not expect ZK International or any of its subsidiaries to be identified by the Commission under the HFCAA and the AHFCAA. Our current auditor, ZH CPA, LLC,is a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, the AHFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. If we cannot engage a new auditor within a reasonable time under reasonable terms, our ordinary shares may be delisted, and the price of our ordinary shares may significantly decrease or become worthless. See “Item 3.D. Risk Factors — Risks Related to Our Ordinary Shares — Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for two consecutive years beginning in 2021. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 40.

Risks related to our ability to follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements as a foreign private issuer, which may result in less protection than afforded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer, we are permitted to and did follow certain home country corporate governance practices instead of those otherwise required under the applicable rules of the Nasdaq Capital Market for domestic U.S. issuers, provided we disclose the requirements we are not following and describe the home country practices we are following. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may provide less protection to you than what is accorded to investors under the applicable rules of the Nasdaq Capital Market applicable to domestic U.S. issuers. See “Item 3.D. Risk Factors — Risks Related to Our Ordinary Shares — As a foreign private issuer, we are permitted to, and did follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers” on page 42.

Risks related to shareholder inability to commence derivative actions, thereby depriving shareholders of the ability to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Moreover, there is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered. See “Item 3.D. Risk Factors — Risks Related to Our Ordinary Shares — British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests” on page 44.

Risks related to the market price of the Company’s ordinary shares may continue to be volatile.

The trading price of our ordinary shares has been volatile and could continue to be subject to wide fluctuations in response to various factors, some of which are beyond our control. Such a decline in the market price of our ordinary shares could adversely affect our ability to issue additional shares or other of our securities and our ability to obtain additional financing in the future. See “Item 3.D. Risk Factors — Risks Related to Our Ordinary Shares — The market price of the Company’s ordinary shares may continue to be volatile” on page 45.

PRC Permissions and Approvals

The PRC Subsidiaries are not operating in an industry that prohibits or limits foreign investment. In addition, other than those requisite for a domestic company in China to engage in the businesses similar to ours, the PRC Subsidiaries are not required to obtain any permissions or approvals from Chinese authorities, including the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to operate the business of the PRC subsidiaries and to offer our securities to foreign investors. However, if we do not receive or maintain the permissions and approvals, or we inadvertently conclude that such permissions and approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain permission and approval in the future, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “Risk Factors – Risks Related to Doing Business in China – The Chinese government exerts substantial influence over the manner in which the PRC Subsidiaries must conduct business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our holding company or subsidiaries were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which may cause the value of our ordinary shares to significantly decline or be worthless” on page 32.

Our PRC subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied. The following table provides details on the licenses and permissions held by our PRC subsidiaries.

Company	License/Permission/Approval	Issuing Authority	Validity
Wenzhou Weijia	Business License	Wenzhou Municipal Administration for Market Regulation	Until June 16, 2035
Wenzhou Zhengfeng	Business License	Wenzhou Municipal Administration for Market Regulation	Long-term
Zhenjiang Zhengkang	Business License	Wenzhou Municipal Administration for Market Regulation	Long-term
Zhenjiang Zhengkang	the registration receipts of stationary pollution source discharge	Ministry of Ecology and Environment of the People’s Republic of China	Until March 14, 2025
Hongyun	Business License	Wenzhou Municipal Administration for Market Regulation	Long-term
Suona	Business License	Wenzhou Municipal Administration for Market Regulation	Long-term

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

During the fiscal year ended September 30, 2022, 2021 and 2020 and until the date of this annual report, there has been no transfers, dividends, or distributions between ZK International, its subsidiaries, or to investors, except that during the fiscal year ended September 30, 2022, ZK International transferred a total of $4,139,100 to Zhejiang Zhengkang Industrial Co. for business operation purposes.

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

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the fiscal years ended September 30, 2022, 2021, 2020, 2019, and 2018 and the selected consolidated balance sheets data as of September 30, 2022, 2021, 2020, 2019, and 2018 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

(All amounts in thousands of U.S. dollars, except Shares outstanding)

Statement of operations data:

	For the Fiscal Year ended September 30,
	2022	2021	2020	2019	2018
Revenue	$102,391,636	$99,407,217	$86,846,791	$63,883,520	$54,884,381
Cost of Revenue	$(94,796,037)	$(92,936,029)	$(82,903,989)	$(48,239,478)	$(36,593,792)
Gross Profit	$7,595,599	$6,471,188	$3,942,802	$15,644,042	$18,290,589
General and administrative expenses	$5,421,575	$5,772,710	$2,482,972	$2,897,995	$4,071,116
Asset impairment costs	2,771,019	—	—	—	—
Research and development expenses	$987,186	$1,234,161	$1,123,555	$1,452,061	$1,652,633
Selling and marketing costs	$2,380,429	$3,117,906	$2,215,651	$2,647,429	$2,949,204
income (loss) from operations	$(3,964,610)	$(3,653,589)	$(1,879,376)	$8,646,557	$9,617,636
Interest expense	$(3,451,665)	$(1,196,648)	$(1,000,554)	$(1,151,045)	$(1,239,170)
Interest income	$109,290	$13,733	$7,192	$24,437	$10,702
Gain on disposal of subsidiary	$—	—	536,612	—	—
Income (loss) on investment	$—	50,649	(256,937)	—	—
Other income (expense), net	$(88,125)	$431,438	$327,845	$921,973	$112,099
Income (loss) before income taxes	$(7,395,110)	$(4,354,417)	$(2,265,218)	$8,441,922	$8,501,267
Income taxes	$1,340,844	$552,146	$1,428,202	$(248,228)	$(1,398,210)
Net income (loss)	$(6,054,266)	$(3,802,271)	$(837,016)	$8,193,694	$5,933,688
Foreign currency translation adjustment	$(5,504,385)	$2,423,439	$2,319,048	$(1,694,278)	$272,237
Comprehensive income (loss)	$(11,558,651)	$(1,378,832)	$1,482,032	$6,499,416	$6,205,925

Balance sheet data:

	As of September 30,
	2022	2021	2020	2019	2018
Current assets	$66,769,931	$78,703,663	$64,782,494	$58,853,036	$64,347,173
Total assets	$128,923,580	$133,662,301	$86,450,504	$78,402,367	$76,398,563
Current liabilities	$43,848,943	$44,510,115	$40,877,485	$34,584,662	$39,130,971
Total liabilities	$43,859,199	$44,537,949	$41,146,775	$34,584,662	$39,130,971
Total shareholders' equity	$85,064,381	$89,124,352	$45,303,729	$43,817,705	$37,267,592
Shares outstanding	30,392,940	28,918,177	16,558,037	16,558,037	16,528,037

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

Zhejiang Province, where we conduct a substantial part of our business, was materially impacted by the COVID-19. We followed the recommendations of local health authorities to minimize exposure risk for our employees, including the temporary closure of our offices and suspension of marketing activities, and having employees work remotely. Our on-site work was not resumed until mid-March 2020 upon approval from the local government. Due to the extended lock-down and self-quarantine policies in China, we experienced significant business disruption during the lock-down period from February to mid-March. The production of the Company’s suppliers and logistics services were suspended since early February and did not resume until February 25, 2020 and was picking up slowly after China reopened businesses nationwide. During the fiscal year 2022, the Company experienced delays in the purchase of raw material from supplies and delivery of products to domestic customers in China on a timely basis as a consequence of travel restrictions. Although the situation has eased since mid-May 2022, the number of orders placed by the customers was affected, as the business of those customers was negatively impacted. Meanwhile, the prices of the raw materials have also rised siginicantly since October 2021, especially the nikel which is an important component of stainless steel. Our management believes that the above negative impacts of the COVID-19 pandemic had a negative impact on our overall business operations and financial results for the fiscal year 2022; however, our management anticipates that the negative impacts of the COVID-19 pandemic will be eased during the fiscal year 2023 as China government has terminated the previous restriction policies and aims to reopen the economy.

The extent to which the COVID-19 outbreak impacts our financial condition and results of operations for the full year of 2023 cannot be reasonably estimated at this time and will depend on future developments that currently cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the COVID-19 outbreak or treat its impact, the government steps to combat the virus, the disruption to the general business activities of the PRC and the impact on the economic growth and business of our manufacturers and distributors for the foreseeable future, among others.

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

We recorded an income tax liability of $817,059, $2,354,832 and $3,188,615 for the fiscal years ended September 30, 2022, 2021 and 2020, respectively. It is possible that the tax liability of the Company for past taxes may be higher than those amounts. We believe that we have sufficient cash on hand to adequately meet any tax liability for the underpayment of income and business taxes. Additionally, we believe that we may be able to negotiate with local PRC taxing authorities a reduction to any amounts that such authorities may believe are due and a reduction to any interest or penalties thereon. We have no guarantee that we will be able to negotiate such a reduction. To the extent we can negotiate such amounts, national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes, interest and penalties in amounts greatly exceeding management’s estimates.

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

We have $16,257,820 in outstanding bank loans as of September 30, 2022. While the management believes that we will have sufficient cash to repay these loans, there can be no guarantee that we will be able to pay all amounts when due or refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

Weak liquidity may have material adverse effect on our results of operations.

While our operating activities provided $460,205 in net cash during the fiscal years ended September 30, 2020, our operating activities used $2,072,220 and $3,479,064 in net cash during the fiscal year ended September 30, 2022 and 2021, respectively. We cannot assure you that our operating activities will be able to provide net cash in the future. In addition, some of our accounts receivable have carried balance for more than 3 years. While we are actively collecting the remaining balance of these accounts receivable, we cannot assure you that we will be able to do so. If we continue experiencing an increase in accounts receivable without substantial collection of them, the weak liquidity could have a material adverse effect on our financial performance.”

The loss of any of our key vendors could have a materially adverse effect on our results of operations.

We consider our major vendors in each period to be those vendors that accounted for more than 10% of overall purchases in such period. We had two vendors during the fiscal year ended September 30, 2022, who collectively accounted for 64.31% of total purchases. We had three major vendors during the fiscal year ended September 30, 2021, who collectively accounted for 72.52% of total purchases. We had four major vendors during the fiscal year ended September 30, 2020, who collectively accounted for 70.10% of total purchase. We purchase raw materials on the market at prevailing market prices. We believe that we can locate replacement vendors readily on the market for prevailing prices and that we would not have significant difficulty replacing a given vendor, any difficulty in replacing such a vendor could adversely affect our company’s performance to the extent it results in higher prices, slower supply chain and ultimately less desirable results of operations.

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

xSigma Corporation plans to generate commission revenue from the stablecoin in connection with the exchange by users through the stablecoin exchange platform launched by xSigma Corporation in February 2021. Commission revenue will be based on transaction fees that are either a flat fee or a percentage of the value of each transaction. For the fiscal years ended September 30, 2022 and 2021, although SIG is listed on Bittrex Global and has a public market price, due to SIG’s low trading volume and unstable market price, the Company decides not to recognize revenue for the token it owned until monetization of the token. As such, if xSigma Corporation does not manage to grow the transaction volume, our business, operating results and financial conditions would be adversely affected.

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

xSigma Trading, the equity, CFD and Crypto trading platform, is under beta testing and is planned to be launched by xSigma Corporation in the future. xSigma Corpoartion is activaly seeking partners that are licensed in the markets that xSigma Trading will be launching in and plans to apply for its own license in the future. xSigma Trading or its licensed partners will establish a blacklist IP address to block the users from U.S. sanctioned countries and the U.S. xSigma Trading or its licensed partners will also collect client information during the account opening and registration process and screen accounts against public databases or collaborates with external service providers for purpose of verifying client identity and detecting risks. xSigma Corporation or its licensed partners will have a dedicated team to conduct the KYC procedure on new clients’ backgrounds and identify manually and will request the clients to reconfirm that they are not U.S. persons on an annual basis. xSigma Corporation will reject all account applications if there is any U.S. exposure. For example, we will not allow U.S. citizens or residents to open an account with xSigma Corporation and xSigma Corporation will require the potential clients to provide copies of their passports or identity cards in connection with their account applications. Although xSigma Corporation will require the clients to submit documents for proof of their identity for completing the account registration and to update such information from time to time, xSigma Corporation faces risks as the information provided by the clients may be outdated, inaccurate, false or misleading. xSigma Corporation cannot fully confirm the accuracy, currency and completeness of such information beyond reasonable effort. For instance, if a potential client only provides a non-U.S. passport or identity card, and misinforms xSigma Corporation that he or she does not also possess a U.S. passport or permanent resident card, xSigma Corporation might not be able to detect such misinformation. In addition, as a client who is not a U.S. citizen or resident at the time of account registration may later obtain U.S. citizenship or residential status and fail to update xSigma Corporation in a timely manner, our customer database might not be entirely accurate at all time. Despite the efforts to exclude persons who reside in jurisdictions where xSigma Corporation has no license or permit such as the United States, the provision of products and services to such clients could be in violation of the applicable laws and regulations in those jurisdictions, of which xSigma Corporation may have no awareness until xSigma Corporation is warned by the relevant supervising authorities. In addition, anonymous accounts are generally not allowed to be opened, heightened scrutiny measures are imposed on accounts opened on behalf of third parties and additional verification measures are conducted before xSigma Corporation accepts third party payments against the accounts of the clients.

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

On November 14, 2021, the CAC published the Security Administration Draft, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021.

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

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive (loss)/income.” For the years ended September 30, 2022, 2021 and 2020, we had adjustment gain (loss) of $(5,504,385), $2,423,439, and $2,319,048, respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

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

Risks Related to Our Ordinary Shares

Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for two consecutive years beginning in 2021. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

On June 22, 2021, the U.S. Senate passed Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

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

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

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

However, recent developments with respect to audits of China-based companies create uncertainty about the ability of ZH CPA, LLC to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange. In addition, the above amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, the AHFCAA, an ultimately result in a determination by a securities exchange to delist the Company’s securities. If we cannot engage a new auditor within a reasonable time under reasonable terms, our ordinary shares may be delisted, and the price of our ordinary shares may significantly decrease or become worthless.

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

ZK International was incorporated on May 13, 2015 under the laws BVI, with 100% of the founding shares held by Kai Chun Cheng. On the same date, Jiancong Huang, Mingjie Wang, Guolin Wang, Jiandi Wang and Yangming Wang entered into an agreement to vote in concert in ZK International with Mr. Huang appointed as proxy effective completion of transfer of the ordinary shares held by Mr. Cheng. Pursuant to the agreement, which has a term of 20 years from its effective date of May 13, 2015, if the parties are unable to reach a unanimous consent in relation to the matters requiring action in concert, a decision made by more than 50% of the voting rights of the parties will be deemed a decision unanimously passed by all parties and will be binding on all parties. On July 29, 2015, Mr. Cheng entered into equity interest transfer agreements with and transferred to these individuals 45%, 20%, 20%, 10% and 5%, respectively, of ZK International’s equity interest on October 12, 2015. All of these individuals are officers or directors of ZK International and/or our operating entity Zhejiang Zhengkang. As of January 30, 2023, our officers and/or directors beneficially own approximately 28.44% of our outstanding shares. As a result, our officers and directors will possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders.

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

The trading price of our ordinary shares has been volatile and could continue to be subject to wide fluctuations in response to various factors, some of which are beyond our control. During the fiscal year ended September 30, 2022, our ordinary shares have traded at a low of $0.80 and a high of $3.14 irrespective of our operating performance and with no discernable announcements or developments by the company or third parties. We may incur rapid and substantial decreases in our stock price in the foreseeable future that are unrelated to our operating performance or prospects. In addition, the recent outbreak of COVID-19 has caused broad stock market and industry fluctuations. The stock market in general and the market for companies such as us in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may experience losses on their investment in our ordinary shares. A decline in the market price of our ordinary shares also could adversely affect our ability to issue additional shares or other of our securities and our ability to obtain additional financing in the future. Factors affecting the trading price of the Company’s ordinary shares may include:

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

Recent Development

Investment in CG Malta Holding Limited

xSigma Entertainment Limited is primarily engaged in the online gaming industry. Subsequent to the formation of xSigma Entertainment, xSigma Entertainment entered into a share subscription agreement with CG Malta Holding Limited (“CG Malta”), dated April 4, 2021, as amended on August 4, 2021 and December 27, 2021. On April 4, 2021, xSigma Entertainment acquired 12% interest in CG Malta for a total of $15 million and agreed to subscribe to an additional number of ordinary shares in CG Malta for a total purchase price of $35 million, which will guarantee xSigma Entertainment an additional 13% interest in CG Malta. In September 2021, xSigma

Entertainment completed an investment of $10 million in CG Malta, representing an additional 3.73% in CG Malta. xSigma Entertainment has further agreed to complete an investment of $5 million in CG Malta no later than February 15, 2022 and an investment of $5 million in CG Malta no later than March 15, 2022, and to sign a separate subscription agreement for the remaining investment no later than April 30, 2022. We have not entered into any additional agreements since December 2021. See “Item 3. Key Information – D. Risk Factors – Risks Related to Investment in CG Malta Holding Limited.”

Amended and Restated Memorandum and Articles of Association

On April 26, 2022, our Board of Directors passed a resolution to amend the Articles of Association of the Company that the Company is authorized to issue unlimited ordinary shares of a single class with no par value each. The Amended and Restated Memorandum and Articles of Association, incorporating the change to number of authorized shares, became effective on April 26, 2022.

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

On February 24, 2021, xSigma Corporation launched its DeFi Protocol, a stablecoin exchange platform built on smart contract, which is available at https://xsigma.fi. Liquidity provider who provides liquidity for certain stablecoin on the exchange is awarded a certain amount of SIG token, a governance token issued by the smart contract. “Stablecoin” means crypto assets designed to minimize price volatility. A stablecoin is designed to track the price of an underlying asset such as fiat money or an exchange-traded commodity (such as precious metals or industrial metals). Stablecoins can be backed by fiat money or other crypto assets. The SIG holder is entitled to the commission revenue generated by the exchange and as the project founder xSigma Corporation is holding 30% all SIG token issued and outstanding. On April 2021, SIG was listed on Bittrex Global and it continues to be available for trading. The “SIG” Token is a governance token of xSigma DEX based on the Ethereum network. The xSigma DEX allows users to swap stablecoins, such as USDT, USDC and DAI. However, for the fiscal years ended September 30, 2022 and 2021, although SIG is listed on Bittrex Global and has a public market price, due to SIG’s low trading volume and unstable market price, the Company decides not to recognize revenue for the token it owned until monetization of the token. In addition, xSigma Corporation launched the second version, V2, of its Protocol on Binance Smart Chain (BSC) on November 30, 2021, which raised over $1.5m of liquidity on the launch day. See “Item 3. Key Information – D. Risk Factors – Risks Related to the Stablecoin Exchange Platform.”

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

With the recent release of our Android application, xSigma Trading has several projects in development. It is planned that customers will have access to trade U.S. equities and Crypto through xSigma Trading’s website version, as well as on both Android and iOS applications in the future.

xSigma Trading’s services and products will be offered worldwide, excluding residents of the United States, and are tailored to both retail and institutional investors. Currently, xSigma Trading is open for beta testing with plans to launch live trading in the future. xSigma Corpoartion is activaly seeking partners that are licensed in the markets that xSigma Trading will be launching in and plans to apply for its own license in the future. See “Item 3. Key Information – D. Risk Factors – Risks Related to The Equity, Contract For Differences (CFD) and Crypto Trading Platform.”

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

We find that primarily sold through distributors, our products are mostly embraced by two categories of end users: those within the water transmission industry and those within the gas transmission. Our clients scatter in diverse industries including, but not limited to, water treatment, real estate development, hospitality, hospital, gas supply, and school. We consider our major customers in each period to be those customers that accounted for more than 10% of overall revenues in such period. We had no major customer during the fiscal year ended September 30, 2022, 2021 and 2020.

Suppliers

We consider our major vendors in each period to be those vendors that accounted for more than 10% of overall purchases in such period. We had two suppliers accounted for 37.24% and 27.07% of the Company’s total raw material purchase, respectively. We had three major vendors during the fiscal year ended September 30, 2021, who collectively accounted for 72.52% of total purchases. We had four major vendors during the fiscal year ended September 30, 2020, who collectively accounted for 70.10% of total purchase. We purchase from a variety of suppliers and believe these raw materials are widely available. If we were unable to purchase from our primary suppliers, we do not expect we would face difficulties in locating another supplier at substantially the same price. We have secure and efficient access to all the raw materials necessary for the production of our products. We believe our relationships with the suppliers of these raw materials are strong. While the prices of such raw materials may vary greatly from time to time, we believe we could hedge such risk by adjusting our price or absorb the higher cost at times if necessary.

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

Patent

We rely on our technology patents to protect our domestic business interests and ensure our competitive position in our industry. The issued patents we hold are as follows:

No.	Patent Name	Owner	Category	Patent Code.	Authorization Date
1.	Anti vibration groove	Zhejiang Zhengkang	Design Patent	2016303899813	12/21/2016
2.	Anti vibration groove connector for pipeline	Zhejiang Zhengkang	Utility Models Patent	2016208805658	01/18/2017
3.	High strength tensile mechanical compression type pipe joint	Zhejiang Zhengkang	Utility Models Patent	2016204183044	09/21/2016
4.	Tensile elastic ring	Zhejiang Zhengkang	Utility Models Patent	2016204163036	09/21/2016
5.	Special joint for gas	Zhejiang Zhengkang	Utility Models Patent	2016204209275	09/21/2016
6.	Self sealing ring	Zhejiang Zhengkang	Utility Models Patent	2016204162993	11/23/2016
7.	Warm jacket (45 degree elbow)	Zhejiang Zhengkang	Design Patent	2016300576444	07/20/2016
8.	Articulated bellows	Zhejiang Zhengkang	Utility Models Patent	2016201606371	07/27/2016
9.	Stainless steel pipe warm jacket	Zhejiang Zhengkang	Utility Models Patent	2016201606102	07/27/2016
10.	A new type of metal pipe fitting	Zhejiang Zhengkang	Utility Models Patent	2016201585303	07/27/2016
11.	Three way warm jacket	Zhejiang Zhengkang	Design Patent	2016300576459	07/27/2016
12.	Warm jacket (90 degree elbow)	Zhejiang Zhengkang	Design Patent	2016300576463	07/27/2016
13.	Direct thermal cover	Zhejiang Zhengkang	Design Patent	2016300576482	09/07/2016
14.	Thin wall compression type metal pipe fitting type O sealing ring	Zhejiang Zhengkang	Utility Models Patent	2015202071764	08/05/2015
15.	Internal expansion type stainless steel pipe mouth shaping device	Zhejiang Zhengkang	Utility Models Patent	2015202074989	08/05/2015
16.	Full automatic stainless steel pipe high pressure water pressure testing machine	Zhejiang Zhengkang	Utility Models Patent	2015202070687	08/05/2015
17.	An elbow pipe automatic flat head machine	Zhejiang Zhengkang	Utility Models Patent	2015202072894	08/05/2015
18.	Full automatic steel pipe air tightness detecting machine	Zhejiang Zhengkang	Invention Patent	2014100189333	03/02/2016
19.	Full automatic steel pipe air tightness detection device	Zhejiang Zhengkang	Utility Models Patent	2014200253551	06/25/2014
20.	Loading device of full automatic steel pipe air tightness testing machine	Zhejiang Zhengkang	Utility Models Patent	2014200262086	06/25/2014
21.	Material distributing device of full automatic steel pipe air tightness detecting machine	Zhejiang Zhengkang	Utility Models Patent	2014200261789	06/25/2014
22.	Multi-station semiautomatic fitting former	Zhejiang Zhengkang	Invention Patent	201310251507X	08/26/2015
23.	Double-cone double-clamp metal pipeline connecting piece	Zhejiang Zhengkang	Utility Models Patent	2013203622036	12/18/2013
24.	Semi-automatic multi-station pipe fitting forming machine	Zhejiang Zhengkang	Utility Models Patent	2013203622017	12/18/2013
25.	An automatic cutting machine for non-sharp steel pipes	Zhejiang Zhengkang	Invention Patent	202010026329N0	10/27/2020
26.	A helical tooth type pipe conveying and separating mechanism	Zhejiang Zhengkang	Invention Patent	2020112602144	08/09/2022
27	Pipe Joint	Zhejiang Zhengkang	Invention Patent	2006100289799	05/12/2010
28	Convex pipe joint	Zhejiang Zhengkang	Invention Patent	2008101079922	08/31/2011
29	Buckle type pipe fitting with warning device	Zhejiang Zhengkang	Utility Models Patent	2016214861265	08/18/2017
30	Electric crimping device for scissors-type clamping pipe fittings	Zhejiang Zhengkang	Utility Models Patent	2018213445007	04/12/2019
31	Electric crimping device for three-lobed clamping tube fittings	Zhejiang Zhengkang	Utility Models Patent	2018213444860	04/23/2019
32	Multi-function pass and stop rule	Zhejiang Zhengkang	Utility Models Patent	2019211662742	01/24/2020
33	Connection structure of pipe fittings	Zhejiang Zhengkang	Utility Models Patent	201921232714X	04/14/2020
34	Pipe fitting seal ring assembly machine	Zhejiang Zhengkang	Utility Models Patent	2019207361973	02/21/2020
35	A kind of pipe fitting processing equipment	Zhejiang Zhengkang	Utility Models Patent	2021203494687	11/30/2021
36	Sealing ring reclaiming assembly mechanism	Zhejiang Zhengkang	Utility Models Patent	2019207434230	02/18/2020
37	Sealing ring device	Zhejiang Zhengkang	Utility Models Patent	2019207434851	01/21/2020
38	Automatic flat end machine for elbow pipe fittings	Zhejiang Zhengkang	Utility Models Patent	200910097809X	09/08/2010
39	Air tightness detecting machine for pipe fittings	Zhejiang Zhengkang	Utility Models Patent	2019210584233	01/14/2020
40	Manipulator for pipe clamping	Zhejiang Zhengkang	Utility Models Patent	2019207361367	02/21/2020
41	Inclined seat valve	Zhejiang Zhengkang	Design Patent	2021301326663	07/09/2021
42	Connection structure of pipe fittings	Zhejiang Zhengkang	Utility Models Patent	2021203239240	10/15/2021
43	Water swelling forming device	Zhejiang Zhengkang	Utility Models Patent	2021203235860	10/15/2021
44	Inclined seat valve	Zhejiang Zhengkang	Utility Models Patent	202120323531X	11/09/2021
45	A type of stainless steel pipe auto-cutting machine	Zhejiang Zhengkang	Invention Patent	ZL2020100263290	10/27/2020

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

Trademarks

In addition, we have the right to use the following trademark registrations issued in the PRC, all of which are held by the Zhejiang Zhengkang:

No.	Registrant	Trademark	Category	Certificate Code	Valid Through	Application Area
1	Zhejiang Zhengkang		6	4482840	2008.2.14- 2028.2.13	Metal Sheet and Plate, Metal Door Panel, Metal Binding Strap, Metal Flange, Metal Signboard, Metal Electrode

2	Zhejiang Zhengkang		6	5584098	2009.6.28- 2029.6.27	Metal Sheet and Plate, Metal Pipe, Metal Partition Board, Metal Door, Metal Lock, Metal Band Hoop, Metal Screws, Metal Signboard, Metal Flange, Metal Electrode

3	Zhejiang Zhengkang		6	5584100	2009.10.21- 2029.10.20	Metal Sheet and Plate, Metal Partition Board, Metal Binding Strap, Metal Screws, Metal Signboard, Metal Stretcher, Metal Electrode

4	Zhejiang Zhengkang		11	5584101	2009.8.14- 2029.8.13	Faucet, Pipe Tap, Water Distribution Equipment, Pipeline of Medical Equipment, Plumbing Pipe and Fitting, Water Drainage Equipment, Mixer Tap, Running Water Coordination Equipment

5	Zhejiang Zhengkang		6	5646751	2009.7.14- 2029.7.13	Metal Pipe, Steel Bar, Metal Signboard, Railway Metal Material, Metal Clip (for cable or pipe), Metal Mold, Metal Electrode, Iron Ores, Bronze Artwork, Metal Mooring Bollards

6	Zhejiang Zhengkang		41	7034175	2010.10.14- 2030.10.13	School (Education), Training, Meeting Arrangement, Book Publication, Club Service (Entertainment or Education), TV Program Production, Lottery

7	Zhejiang Zhengkang		39	7034176	2010.10.14- 2020.10.13	Transportation, Marine Transportation, Truck Transportation, Air Transportation, Car Rental, Storage, Express Delivery, Travelling Agency, Pipe Transportation

8	Zhejiang Zhengkang		28	7034178	2010.12.28- 2030.12.27	Christmas Tree with Synthetic Material, Fishing Tackle, Fishing Pole, Swimming Pool

9	Zhejiang Zhengkang		20	7034179	2010.10.28- 2030.10.27	Plastic Elbow Pipe, Glass Mirror, Non-metal Plate, Drinking Straw, Non-metal Furniture Component, Non-metal Door Component

10	Zhejiang Zhengkang		11	34035737	2019.11.14- 2029.11.13	Faucet, Pipe Tap, Water Distribution Equipment, Pipeline of Medical Equipment, Plumbing Pipe and Fitting, Water Drainage Equipment, Mixer Tap, Running Water Coordination Equipment

11	Zhejiang Zhengkang		17	7034181	2010.11.14- 2030.11.13	Synthetic Rubber, Synthetic Resin, Asbestos Sole, Electro Insulating Material, Package Rubber Bag, Firehose, Latex, Plexiglass

12	Zhejiang Zhengkang		12	7034182	2010.6.14- 2030.6.13	Railway Carriage Couplings, Air Pump, Small-size Vehicle, Bicycle, Aerial Conveyer, Luggage Carrier, Sleigh Car, Vehicle Tire, Ferry

13	Zhejiang Zhengkang	8	7034183	2010.10.7- 2030.10.6	Abrasive Tool, Garden Tool, Fish Spear, Shaver, Drills, Threader, Sculpting Tool, Scissor, Tableware

14	Zhejiang Zhengkang	42	7086004	2011.2.21- 2031.2.20	Land Vehicle, Meteorological Info, Vehicle Performance Inspection, Package Design, Interior Design

15	Zhejiang Zhengkang	7	7086005	2010.7.14- 2030.7.13	Vehicle Engine Radiator Tube, Machine Tool, Steam Elbow Pipe, Die-casting Mold, Sewing Machine, Leather-working Machine, Agricultural Machinery

16	Zhejiang Zhengkang	45	7086006	2010.8.7- 2030.8.6	Security Surveillance, Security Consulting, Dress Rental, Lock Pick, Firefighting, Intellectual Property Consulting, IP License, Software License

17	Zhejiang Zhengkang	36	7086007	2010.9.7- 2030.9.6	Life Insurance, Insurance Consulting, Financial Loan, Security Trade Information, Artwork Appraisal, Guarantee, Charitable Fund Raising, Pawn Brokerage, Credit Card Service

18	Zhejiang Zhengkang	6	7089246	2010.7.7- 2030.7.6	Metal Sheet and Plate, Metal Water Pipe, Metal Door Panel, Metal Valve, Metal Lock, Metal Band Hoop, Metal Screws, Metal Signboard, Metal Flange, Metal Pipe

19	Zhejiang Zhengkang	6	7154484	2010.7.21- 2030.7.20	Metal Sheet and Plate, Metal Water pipe, Metal Door Panel, Metal Valve, Metal Lock, Metal Band Hoop, Metal Screws, Metal Signboard, Metal Flange, Metal Pipe

20	Zhejiang Zhengkang	6	7287954	2010.12.21- 2030.12.20	Metal Sheet and Plate, Metal Water pipe, Metal Door Panel, Metal Lock, Metal Band Hoop, Metal Screws, Metal Signboard, Metal Flange, Metal Pipe

21	Zhejiang Zhengkang	1	13711670	2015.6.21- 2025.6.20	Industrial Graphite, Oxidation Shaft, Photographic Paper, Fire Extinguishing Composition, Flux, Metal Return Agent

22	Zhejiang Zhengkang	21	13716104	2015.8.21- 2025.8.20	Toothbrush, Cosmetics, Water Tank (Indoor Aquarium), Trapping Insects

23	Zhejiang Zhengkang	26	13712073	2015.8.21- 2025.8.20	Wigs, Needles, Garment Pads, Repaired Textiles with Heat-Bonded Patches, Linen Markers with Numbers

24	Zhejiang Zhengkang	40	13716264	2015.4.7- 2025.4.6	Metal Plating, Wood Making, Optical Lens Grinding, Firing Pottery

25	Zhejiang Zhengkang	5	13711759	2015.7.21- 2025.7.20	Dental Abrasive Powder

26	Zhejiang Zhengkang		6	14497890	2015.8.7- 2025.8.6	Metal Water pipe, Metal Door, Metal Binding Strap, Metal Screws, Metal Flange, Metal Sealing Cap, Metal Signboard, Metal Electrode

27	Zhejiang Zhengkang		9	13715937	2015.8.21- 2025.8.20	Signal Light, Movie Camera, Water Meter, Optical Product, Safety Helmet

28	Zhejiang Zhengkang		16	13711975	2016.5.7- 2026.5.6	Lithographic Crafts

29	Wenzhou Zhengfeng		6	1581510	2001.6.7- 2031.6.6	Sheet Metal and Sheet Metal, Steel Strip, Metal Strip For Packaging Or Bundling, Ordinary Metal Wire, Iron Strip, Stainless Steel, Steel Strip, Ordinary Metal Hinge, Metal Rod

30	Zhejiang Zhengkang	希哥玛	38	34035720	2019.7.21- 2029.7.20	Services for radio or television programmes, Communication service

31	Zhejiang Zhengkang	XSigma	38	34041789	2.19.7.21- 2029.7.20	Services for radio or television programmes, Communication service

32	Zhejiang Zhengkang		6	40382691	2020.12.7- 2030.12.6	Sheet Metal and Sheet Metal, Steel Strip, Metal Strip For Packaging Or Bundling, Ordinary Metal Wire, Iron Strip, Stainless Steel, Steel Strip, Ordinary Metal Hinge, Metal Rod

33	Zhejiang Zhengkang		6	40391753	2020.06.21- 2030.6.20	Sheet Metal and Sheet Metal, Steel Strip, Metal Strip For Packaging Or Bundling, Ordinary Metal Wire, Iron Strip, Stainless Steel, Steel Strip, Ordinary Metal Hinge, Metal Rod

34	Zhejiang Zhengkang		7	34035677	2020.05.21- 2030.05.20	Vehicle Engine Radiator Tube, Machine Tool, Steam Elbow Pipe, Die-casting Mold, Sewing Machine, Leather-working Machine, Agricultural Machinery

35	Zhejiang Zhengkang		7	34760512	2020.11.7- 2030.11.6	Vehicle Engine Radiator Tube, Machine Tool, Steam Elbow Pipe, Die-casting Mold, Sewing Machine, Leather-working Machine, Agricultural Machinery

36	Zhejiang Zhengkang		7	34769021	2020.11.7- 2030.11.6	Vehicle Engine Radiator Tube, Machine Tool, Steam Elbow Pipe, Die-casting Mold, Sewing Machine, Leather-working Machine, Agricultural Machinery

37	Zhejiang Zhengkang		7	38109372	2020.04.28- 2030.04.27	Vehicle Engine Radiator Tube, Machine Tool, Steam Elbow Pipe, Die-casting Mold, Sewing Machine, Leather-working Machine, Agricultural Machinery

38	Zhejiang Zhengkang		7	40363657	2020.06.07- 2030.06.06	Vehicle Engine Radiator Tube, Machine Tool, Steam Elbow Pipe, Die-casting Mold, Sewing Machine, Leather-working Machine, Agricultural Machinery

39	Zhejiang Zhengkang		7	40370967	2020.07.21- 2030.07.20	Vehicle Engine Radiator Tube, Machine Tool, Steam Elbow Pipe, Die-casting Mold, Sewing Machine, Leather-working Machine, Agricultural Machinery

40	Zhejiang Zhengkang	9	34026952	2019.11.28- 2029.11.27	Signal Light, Movie Camera, Water Meter, Optical Product, Safety Helmet

41	Zhejiang Zhengkang	9	34044703	2019.11.28- 2029.11.27	Signal Light, Movie Camera, Water Meter, Optical Product, Safety Helmet

42	Zhejiang Zhengkang	11	34037602	2020．05.28- 2030.05.27	Faucet, Pipe Tap, Water Distribution Equipment, Pipeline of Medical Equipment, Plumbing Pipe and Fitting, Water Drainage Equipment, Mixer Tap, Running Water Coordination Equipment

43	Zhejiang Zhengkang	6	30 2020 240 957.5/06	2021．1．14- 2031.1.13	Metal material

44	Zhejiang Zhengkang	9	34044684	2019.9.28-2029.9.27	Signal Light, Movie Camera, Water Meter, Optical Product, Safety Helmet

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

Hongyun (Wenzhou) Global Trading Limited. (“Hongyun”) was incorporated on November 15, 2021 in Wenzhou under the laws of the People’s Republic of China. The registered capital is RMB 2,880,000 and the paid-in capital was zero as of September 30, 2022. The principal activities of Hongyun is trading of nikel materials.

Wenzhou Suona Piping Limited. (“Suona”) was incorporated on October 29, 2021 in Wenzhou under the laws of the People’s Republic of China and is a 99% owned subsidiary of Wenzhou Weijia. The registered capital is RMB 10,000,000 and the paid-in capital was zero as of September 30, 2022. The principal activities of Suona is trading of nikel materials.

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

Zhejiang Province, where we conduct a substantial part of our business, was materially impacted by the COVID-19. We followed the recommendations of local health authorities to minimize exposure risk for our employees, including the temporary closure of our offices and suspension of marketing activities, and having employees work remotely. Our on-site work was not resumed until mid-March 2020 upon approval from the local government. Due to the extended lock-down and self-quarantine policies in China, we experienced significant business disruption during the lock-down period from February to mid-March. The production of the Company’s suppliers and logistics services were suspended since early February and did not resume until February 25, 2020 and was picking up slowly after China reopened businesses nationwide. During the fiscal year 2022, the Company experienced delays in the purchase of raw material from supplies and delivery of products to domestic customers in China on a timely basis as a consequence of travel restrictions. Although the situation has eased since mid-May 2022, the number of orders placed by the customers was affected, as the business of those customers was negatively impacted. Meanwhile, the prices of the raw materials have also rised siginicantly since October 2021, especially the nikel which is an important component of stainless steel. Our management believes that the above negative impacts of the COVID-19 pandemic had a negative impact on our overall business operations and financial results for the fiscal year 2022; however, our management anticipates that the negative impacts of the COVID-19 pandemic will be eased during the fiscal year 2023 as China government has terminated the previous restriction policies and aims to reopen the economy.

The extent to which the COVID-19 outbreak impacts our financial condition and results of operations for the full year of 2023 cannot be reasonably estimated at this time and will depend on future developments that currently cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the COVID-19 outbreak or treat its impact, the government steps to combat the virus, the disruption to the general business activities of the PRC and the impact on the economic growth and business of our manufacturers and distributors for the foreseeable future, among others.

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

The following table presents an overview of our results of operations for the years ended September 30, 2022, 2021 and 2020:

	For the year ended September 30,
	2022	2021	2020
Revenues	$102,391,636	$99,407,217	$86,846,791
Cost of sales	(94,796,037)	(92,936,029)	(82,903,989)
Gross profit	7,595,599	6,471,188	3,942,802

Operating expenses:
Selling and marketing expenses	2,380,429	3,117,906	2,215,651
General and administrative expenses	5,421,575	5,772,710	2,482,972
Asset impairment costs	2,771,019	—	—
Research and development costs	987,186	1,234,161	1,123,555
Total operating expenses	11,560,209	10,124,777	5,822,178

Operating loss	(3,964,610)	(3,653,589)	(1,879,376)

Other income (expenses):
Interest expenses	(3,451,665)	(1,196,648)	(1,000,554)
Interest income	109,290	13,733	7,192
Gain on disposal of subsidiary, net	—	—	536,612
Income (loss) on investment	—	50,649	(256,937)
Other income, net	(88,125)	431,438	327,845
Total other expenses, net	(3,430,500)	(700,828)	(385,842)

Income (loss) before income taxes	(7,395,110)	(4,354,417)	(2,265,218)

Income tax recovery (expense)	1,340,844	552,146	1,428,202

Net (loss) income	$(6,054,266)	$(3,802,271)	$(837,016)
Net (loss) income attributable to non-controlling interests	(27,147)	2,757	11,402

Net (loss) income attributable to ZK International Group Co., Ltd.	(6,081,413)	(3,799,514)	$(825,614)

Net (loss) income	(6,054,266)	$(3,802,271)	$(837,016)

Other comprehensive income (loss):
Foreign currency translation adjustment	(5,504,385)	2,423,439	2,319,048

Total comprehensive income (loss)	$(11,558,651)	$(1,378,832)	$1,482,032

Revenue

Revenues increased by $2,984,419 or 3.00%, to $102,391,636 for the year ended September 30, 2022 from $99,407,217 for the year ended September 30, 2021. The increase in revenues was primarily driven by the following factors:

1)

During the fiscal year 2022, we observed an increase of raw materials, especially the price of nikel which is an important component of stainless steel. To minimize the impact the rise of raw material price, we increased our weighted average selling price (“ASP”) during the fiscal year 2022.

2)

During 2022 fiscal year, the average selling price of electrolytic nickel decreased by 0.33% from RMB 114,092 per ton in fiscal year 2021 to RMB 113,716 in fiscal year 2022; the average selling price of steel strip increased by 34.26% from RMB 15.12 per kilogram in fiscal year 2021 to RMB 20.3 in fiscal year 2022; the average selling price of steel pipe increased by 29.00% from RMB 108.73 per piece in fiscal year 2021 to RMB 140.26 in fiscal year 2022; the average selling price of pipe fittings increased by 33.71% from RMB 16.94 each in fiscal year 2021 to RMB 22.65 in fiscal year 2022.

3)

Due to the rise of product prices, we had an overall decrease in sales volume. The sales volume of steel strip decreased by 62.98% from 2227.19 tons in fiscal year 2021 to 753.91 tons in fiscal year 2022; Sales of pipes decreased by 25.28% from 793,480 in fiscal year 2021 to 592,919 in fiscal year 2022; The sales volume of pipe fittings decreased by 22.16% from 9,126,002 pieces in fiscal year 2021 to 7,103,894 pieces in fiscal year 2022.

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

Gross profit

Our gross profit increased by $1,124,411 or 17.38% to $7,595,599 for the year ended September 30, 2022 from $6,471,188 for the year ended September 30, 2021. Gross profit margin was 7.42% for the year ended September 30, 2022, as compared to 6.51% for the year ended September 30, 2021. The increase of gross profit was primarily due to increased weighted average selling prices which is attributable to the rise of raw material prices and market demand recovery over the construction materials and supply shortages on the current market compared to the fiscal year 2021.

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

Selling and Marketing Expenses

We incurred $2,380,429 in selling and marketing expenses for the fiscal year ended September 30, 2022, compared to $3,117,906 for the fiscal year ended September 30, 2021. Selling and marketing expenses decreased by $737,477, or 23.65%, during the fiscal year ended September 30, 2022 compared to the fiscal year ended September 30, 2021. This decrease is primarily due to decreases in sales payroll expenses, compensation for the sales personnel, freight expenses, and technical service fee during the year.

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

General and Administrative expenses

We incurred $5,421,575 in general and administrative expenses for the fiscal year ended September 30, 2022, compared to $5,772,710 for the fiscal year ended September 30, 2021. General and administrative expenses decreased by $351,136, or 6.08%, for the fiscal year ended September 30, 2022 compared to the fiscal year ended September 30, 2021. The slight decrease is mainly attributable to the decreased stock-based compensation incurred during the fiscal year 2022.

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

Asset impairment costs

During the fiscal year ended September 30, 2021, the Company entered into a series of consulting agreements with third-party entity and individuals to develop and implement a defi exchange platform, which is a stablecoin DEX (decentralized exchange) and liquidity mining platform, available at https://xsigma.fi. During 2022 fiscal year, the Company evalutated the recoverability of the Defi platform pursuant to ASC 360-10-35-21 and concluded that the carrying value of the Defi Exchange may not be recoverable as it projects that the platform is likely to have continuing losses and it’s more likely than not this platform will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The Company wrote off the carrying value of the platform and recorded a loss of $2,771,019. There was no asset impairment cost during the fiscal year ended September 30, 2021

Research and Development Expenses

We incurred $987,186 in research and development expenses for the fiscal year ended September 30, 2022, compared to $1,234,161 for the fiscal year ended September 30, 2021. R&D expenses decreased by $246,975, or 20.01%, for the fiscal year ended September 30, 2022 compared to the fiscal year ended September 30, 2021. The decrease was primarily due to the decreased research and development activities during fiscal year 2022.

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

Income from operations

As a result of the factors described above, operating loss was $3,964,610 for the fiscal year ended September 30, 2022, compared to operating loss of $3,653,589 for the fiscal year ended September 30, 2021, an increase of operating loss of $311,021 or approximately 8.51%.

As a result of the factors described above, operating loss was $3,653,589 for the fiscal year ended September 30, 2021, compared to operating loss of $1,879,376 for the fiscal year ended September 30, 2020, an increase of operating loss of $1,774,213 or approximately 94.40%.

Other income and expenses

Our interest income and expenses were $109,290 and $3,451,665, respectively, for the fiscal year ended September 30, 2022, compared to interest income and expenses of $13,733 and $1,196,648, respectively, for the fiscal year ended September 30, 2021. We also had government grant of $ 496,740 for financial support to the Company under local government’s innovation incentive programs which was recorded as other income in our Statement of Operations.

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

Net Income

As a result of the factors described above, our net loss for the fiscal year ended September 30, 2022 was $6,054,266 compared to net loss of $3,802,271 for the fiscal year ended September 30, 2021, an increase in loss of $2,251,995 or approximately 59.23%.

As a result of the factors described above, our net loss for the fiscal year ended September 30, 2021 was $3,802,271 compared to net loss of $837,016 for the fiscal year ended September 30, 2020, an increase in loss of $2,965,255 or approximately 354.27%.

Foreign currency translation

Our consolidated financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiaries is RMB. Results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period and equity is translated at historical exchange rates. Translation adjustments resulting from the process of translating the financial statements denominated in RMB into U.S. dollars are included in determining comprehensive income. Our foreign currency translation loss for the fiscal year ended September 30, 2022 was $5,504,385, compared to a currency translation gain of $2,423,439 for the fiscal year ended September 30, 2021, a decrease of $7,927,824. The increased loss is primarily due to the depreciation of RMB against the U.S. dollars. Our foreign currency translation gain for the fiscal year ended September 30, 2021 was $2,423,439, compared to a currency translation gain of $2,319,048 for the fiscal year ended September 30, 2020, an increase of $104,391. The increased currency translation gain is primarily due to the appreciation of RMB against the U.S. dollars.

B.	Liquidity and Capital Resources

As of September 30, 2022, 2021 and 2020, we had cash and cash equivalents of $7,515,147, $13,525,298, and $3,759,535 respectively. We believe that our current cash, cash to be generated from our operations and access to capital market will be sufficient to meet our working capital needs for at least the next twelve months. However, we do not have any amounts committed to be provided by our related party. We are also not dependent upon future financing to meet our liquidity needs for the next twelve months. However, we plan to expand our business to implement our growth strategies in the water supply market and strengthen our position in the marketplace. To do so, we may need more capital through equity financing to increase our production and meet market demands.

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

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Amounts restricted include the PRC subsidiaries’ paid-in capital and statutory surplus reserves of the Company’s PRC subsidiaries totaling $7,470,323 as of September 30, 2022 and $7,208,369 as of September 30, 2021. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Under PRC law, RMB is currently convertible into U.S. Dollars under a company’s “current account,” which includes dividends, trade and service-related foreign exchange transactions, without prior approval of the State Administration of Foreign Exchange (SAFE), but is not from a company’s “capital account,” which includes foreign direct investments and loans, without the prior approval of the SAFE.

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

Cash Flow Summary

	Years ended September 30,
	2022	2021	2020
Net cash provided by (used in) operating activities	(2,072,220)	$(3,479,064)	$460,205
Net cash used in investing activities	(2,108,436)	(27,146,073)	(1,162,041)
Net cash provided by (used in) financing activities	(969,956)	40,241,501	761,283
Effect of exchange rate changes on cash	(835,453)	227,305	248,950
Net increase (decrease) in cash	(5,986,065)	$9,843,669	$308,397
Cash, cash equivalents and restricted cash at beginning of period	13,603,204	3,759,535	3,451,138
Cash, cash equivalents and restricted cash at end of period	7,617,139	$13,603,204	$3,759,535

Operating Activities:

Net cash used in operating activities for the year ended September 30, 2022 was approximately $2.07 million, which was primarily attributable to a net loss approximately $6.05 million, adjusted for non-cash items for approximately $6.62 million and adjustments for changes in working capital approximately $2.64 million. The adjustments for changes in working capital mainly included:

(i)	Increase in accounts receivable of approximately $12.06 million – our accounts receivable increased significantly because 1) we delivered a significant amount of orders during August and September 2022 which incurred a significant amount of accounts receivable as of September 30, 2022. We subsequently collected the outstanding accounts receivable as of September 30, 2022 for the orders delivered during August and September 2022, and 2) the Company sold accounts receivables of its 144 customers with aggregated amount of RMB 65,776,506 to a third-party company with no recourse. The buyer shall pay to the Company RMB 62,487,681, which is 95% of the transferred accounts receivable value, no later than December 31, 2024 and therefore was classified as long-term accounts receivable with discounted present value of $7,522,188.

The following table is our net accounts receivable aging schedule, including our long-term accounts receivable, as of September 30, 2022, 2021, and 2020:

	Total	< 1 Year	1-2 Years	2-3 Years	> 3 Years
As of September 30, 2022	$35,885,121	$28,168,738	$3,009,316	$2,896,393	$1,810,674
As of September 30, 2021	$27,124,959	$11,594,453	$7,668,524	$6,422,535	$1,439,447
As of September 30, 2020	$31,393,289	$21,234,779	$8,245,342	$1,259,192	$653,976

(ii)	Decrease in advances to suppliers of approximately $5.49 million for the year ended September 30, 2022 because of the order fulfillment by our suppliers which offset advance balances.
(iii)

Increase in accounts payables of approximately $8.80 million, primarily caused by the increased raw material orders placed to our suppliers during August and September 2022 to match the production orders and delivery schedule we commited to our customers and thus resulted in a significant increase of accounts payable.

(iv)	Decrease in advances from customers of approximately $3.66 million because of the product delivery to our customers which offset advance balances.

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

Investing Activities:

Net cash used in investing activities was approximately $2.11 million for the year ended September 30, 2022. It was primarily attributable to the development of intangible assets which approximately $1.59 million for the development and deployment of the xSigma Trading platform and MaximNFT platform.

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

Financing Activities:

Net cash used in financing activities was approximately $0.97 million for the year ended September 30, 2022. It was primarily attributable to the net repayments of short-term bank borrowing of approximately $3.39 million, and is partially offset by net proceeds received from related party of approximately $1.17 million and net proceeds from short-term investment of approximately $1.52 million.

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

Credit Facility

In addition to equity financing, we mainly finance our operations through short-term revolving loans provided by a syndicate of banks, as listed in the table below. As of September 30, 2022, we had 16 outstanding short-term loans provided by five (5) banks, totaling RMB 115,650,000 in the aggregate, or approximately $16.26 million. Each of these borrowings has a term of six months to one year and, as per our agreement with these banks, all of the loans are expected to be renewed and funds can be accessed immediately when the outstanding principal and interest are repaid in full. This ensures that each loan can be repaid on time by both our working capital and the fund released from the other revolving loans. Most of our loans have fixed interest rate, while some loans are subject to variable interest rate, that are indicated in the table below. The weighted average annual interest rates 4.91% and 4.66% for the years ended September 30, 2022 and 2021, respectively.

Short-term bank borrowings consisted of the following at September 30, 2022:

	Amount -	Amount -	Issuance	Expiration
Bank Name	RMB	USD	Date	Date	Interest
Industrial Bank	6,000,000	843,467	2021-11-08	2022-11-08	5.22%
Industrial Bank	7,000,000	984,044	2021-11-05	2022-11-05	5.22%
China Merchants Bank	13,000,000	1,827,511	2022-06-08	2022-12-07	4.80%
China Minsheng Bank	10,000,000	1,405,778	2022-09-09	2023-09-09	4.20%
China Minsheng Bank	15,000,000	2,108,667	2022-09-14	2023-09-14	4.20%
China Minsheng Bank	16,000,000	2,249,244	2022-09-08	2023-09-08	4.20%
China Minsheng Bank	20,000,000	2,811,555	2022-09-13	2022-09-13	4.20%
CZBANK	2,000,000	281,156	2022-03-02	2023-02-28	5.60%
CZBANK	3,000,000	421,733	2022-07-11	2023-07-10	5.00%
CZBANK	5,850,000	822,380	2022-07-21	2023-07-19	5.00%
CZBANK	1,000,000	140,578	2022-07-25	2023-07-24	5.00%
CZBANK	1,500,000	210,867	2022-08-05	2023-08-04	5.00%
CZBANK	1,400,000	196,809	2022-09-23	2023-09-22	5.00%
Huaxia Bank	3,000,000	421,733	2022-03-23	2023-03-15	5.30%
Huaxia Bank	4,000,000	562,311	2022-03-16	2023-03-01	5.30%
Huaxia Bank	6,900,000	969,987	2022-05-05	2023-04-15	5.30%
Total	115,650,000	16,257,820

Short-term bank borrowings consisted of the following at September 30, 2021:

	Amount -	Amount -	Issuance	Expiration
Bank Name	RMB	USD	Date	Date	Interest
Bank of China	5,650,000	876,866	2021-08-30	2022-08-26	5.27%
Bank of China	4,250,000	659,590	2021-09-06	2022-09-01	5.27%
China Merchants Bank	7,000,000	1,086,383	2021-05-25	2021-11-24	4.55%
China Merchants Bank	5,000,000	775,988	2021-05-31	2021-11-24	4.55%
China Merchants Bank	4,000,000	620,790	2021-06-09	2021-11-24	4.55%
Industrial Bank	6,000,000	931,185	2021-02-01	2022-02-01	5.22%
Industrial Bank	7,000,000	1,086,383	2021-02-02	2022-01-26	5.22%
China Minsheng Bank	45,000,000	6,983,890	2021-03-24	2022-03-20	4.50%
China Minsheng Bank	9,000,000	1,396,778	2021-03-26	2022-03-20	4.50%
China Minsheng Bank	3,000,000	465,593	2021-03-31	2022-03-20	4.50%
China Minsheng Bank	4,000,000	620,790	2021-05-18	2022-05-18	4.50%
China Minsheng Bank	5,000,000	775,988	2021-06-17	2022-06-10	3.50%
China Minsheng Bank	5,000,000	775,988	2021-08-12	2022-08-11	3.50%
China Minsheng Bank	5,000,000	775,988	2021-06-21	2022-06-23	3.50%
CZBANK	980,000	152,094	2020-12-16	2021-11-18	5.50%
CZBANK	1,000,000	155,198	2021-07-15	2022-04-07	5.60%
CZBANK	4,600,000	713,909	2020-12-14	2021-11-11	5.50%
CZBANK	2,140,000	332,123	2020-11-25	2021-11-09	5.50%
CZBANK	1,960,000	304,187	2020-11-17	2021-11-02	5.80%
CZBANK	1,275,000	197,877	2020-11-18	2021-11-04	5.80%
CZBANK	2,000,000	310,395	2020-12-16	2021-11-16	5.50%
CZBANK	2,000,000	310,395	2021-04-13	2022-04-11	6.00%
Bank of Communications	7,000,000	1,086,383	2021-07-15	2022-07-06	4.65%
Total	137,855,000	21,394,761

These short-term bank borrowings are secured by the pledged assets listed below, and are guaranteed by certain shareholders, shareholders’ immediate family members and third-parties.

	As of September 30,
	2022	2021
Accounts receivable	$—	$2,053,490
Buildings, net	1,211,943	4,508,834
Land use rights, net	368,015	419,721
Machinery, net	134,076	92,761
Inventory	—	2,793,556
Deposit Receipt	702,889	2,327,963
Total	$2,416,924	$12,196,326

C. Research and development, patents and licenses

Research and Development

For the years ended September 30, 2022, 2021, and 2020 we spent $987,186, $1,234,161 and $1,123,555 respectively, on R&D. We anticipate that we will focus our research and development efforts on improving existing products and developing new technology in the coming years.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2022:

	Payment Due by Period
		Less than	1 – 3	3 – 5	More than
Contractual Obligations	Total	1 year	years	years	5 years
Short-term bank loans*	$16,257,820	$16,257,820	$—	$—	$—
Convertible debentures	3,352,311	3,352,311	—	—	—
Total	$19,610,131	$19,610,131	$—	$—	$—

*    The numbers in the table are principle only and exclude interest payable.

G. Safe Harbor

See “SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Name	Age	Position(s)
Jiancong Huang	59	Chief Executive Officer and Chairman of the Board
Shaochai Yang	42	Chief Financial Officer
Di Chen	32	Secretary
Guolin Wang	54	Director
Xuejie Lyu	32	Independent Director & Chairman of the Audit Committee
Lie Cao	45	Independent Director
Linge Zhou	44	Independent Director

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

Director Compensation—For the fiscal years ended September 30, 2022 and 2021

During the fiscal years ended September 30, 2022 and 2021, no member of our board of directors, except the Non-Employee Directors as described below, received compensation in their capacity as directors.

Director Compensation—Non-Employee Directors

We entered into service agreement with our independent directors, pursuant to which we have agreed to pay Lie Cao and Linge Zhou cash compensation of $12,000 per year and our audit committee chairman Xuejie Lyu cash compensation of $15,200 per year. The salaries are paid quarterly with payroll dates on February 10, May 10, August 10 and November 10 in each year. For each of the fiscal years ended September 30, 2022 and 2021, we paid salaries for 4 quarters.

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

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the fiscal years ended September 30, 2022 and 2021.

				Stock	All Other
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Awards ($)	Compensation ($)	Total ($)
Jiancong Huang (1)	2022	91,558	0	0	0	91,558
Chief Executive Officer	2021	92,206	0	0	0	92,206
Shaochai Yang (2)	2022	35,708	0	(2)	0	35,708
Chief Financial Officer	2021	35,960	0	0	0	35,960
Di Chen (3)	2022	18,312	0	0	0	18,312
Secretary	2021	18,441	0	(3)	0	18,441

(1)	We entered into an indefinite employment agreement with Jiancong Huang. Pursuant to the agreement, Mr. Huang has accepted the position of Chief Executive Officer and we have agreed to pay Mr. Huang an annual salary of RMB 600,000 (approximately $91,558).
(2)	We entered into an employment agreement with Shaochai Yang. Pursuant to the agreement, Ms. Yang has accepted the position of Chief Financial Officer and we have agreed to pay Ms. Yang an annual salary of RMB 234,000 (approximately $35,708), We also issued 50,000 ordinary shares to Ms. Yang pursuant to our 2021 Stock Incentive Plan in June 2023. See “- Equity Incentive Plan.”
(3)	We entered into an employment agreement with Di Chen. Pursuant to the agreement, Mr. Chen has accepted the position of Secretary and we have agreed to pay Mr. Chen an annual salary of RMB 120,000 (approximately $18,312). We also issued 30,000 ordinary shares to Mr. Chen pursuant to our 2021 Stock Incentive Plan in June 2023. See “- Equity Incentive Plan.”

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

Equity Incentive Plan

In March 2021, the Company adopted the 2021 equity incentive plan (the “2021 Stock Incentive Plan”), which provides for an aggregate of four million two hundred thousand (4,200,000) ordinary shares to be available for awards to current or prospective employees, directors, advisors or consultants of the Company or its affiliates.

The following table summarizes, as of January 31, 2023, the number of the stock awards granted under the 2021 Stock Incentive Plan to our directors and executive officers.

Name	Number of Shares	Date of Issuance
Shaochai Yang	50,000	June 15, 2022
Di Chen	30,000	June 15, 2022

As of January 31, 2023, other grantees under the 2021 Stock Incentive Plan as a group held awards representing 1,407,200 ordinary shares.

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

Board Diversity Matrix

This table below procides certain information regarding the diversity of our Board as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices	China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

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

D. Employees

As of September 30, 2022, we employed a total of 280 employees, including 7 within management, 50 within the Research and Development Department, 134 within the Production Department, 42 within the Sales Department and 36 within the Administrative Support Department. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages. We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. All of our employees are covered by worker compensation insurance arising from any job-related injuries. With respect to retirement benefits, as most of our employees are from other cities outside of Wenzhou where their retirement insurances are registered locally at their respective hometowns. The authorities in Wenzhou have instead required companies in Wenzhou to increase their coverage for Migrant Workers Medical Insurance in order to improve workers’ employment welfare. 100% of our employees are covered by the five statutory social benefits, and 100% are covered by Occupational Injury Insurance. Companies are not required to make contribution to the local Housing Pension in Wenzhou for the employees and since most employees are from other regions outside of Wenzhou, most of them have opted out. As of September 30, 2022, we are making contribution to the Housing Pension for 12 employees.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of January 31, 2023 by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding Ordinary Shares;
●	Each of our director, director nominees and named executive officers; and
●	All directors and named executive officers as a group.

The number and percentage of Ordinary Shares beneficially owned are based on 30,392,940 Ordinary Shares issued and outstanding as of January 31, 2023. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of January 31, 2023  are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at No. 678 Dingxiang Road, Binhai Industrial Park, Economic & Technology Development Zone, Wenzhou, P.R. China 325020. As of January 31, 2023, we have 142 shareholders of record.

	Amount of
	Beneficial	Percentage
Named Executive Officers and Directors	Ownership (1)	Ownership (2)
Directors and Named Executive Officers:
Jiancong Huang, Chief Executive Officer and Chairman (3) (4)	8,644,875	28.44%
Shaochai Yang, Chief Financial Officer	50,000	0.16%
Di Chen, Secretary	30,000	0.10%
Guolin Wang, Director (4)	1,800,000	5.92%
Xuejie Lyu, Director	0	—%
Lie Cao, Director	0	—%
Linge Zhou, Director	0	—%
All directors and executive officers as a group (7 persons)	8,724,875	28.70%

5% Beneficial Owners:
Mingjie Wang (4)	1,800,000	5.92%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares. All shares represent only ordinary shares held by shareholders as no options are issued or outstanding.
(2)	Calculation based on 30,392,940 ordinary shares issued and outstanding as of January 31, 2023.
(3)	Mr. Huang individually holds 4,864,875 ordinary shares of the Company. He has been appointed as proxy for shares held by individuals noted in footnote (4).
(4)	Individuals who entered into an agreement to vote in concert in ZK International on May 13, 2015. There is another individual holding 180,000 ordinary shares as of January 28, 2022 who is also a party to the agreement. Pursuant to the agreement, which has a term of 20 years from its effective date of May 13, 2015, if the parties are unable to reach a unanimous consent in relation to the matters requiring action in concert, a decision made by more than 50% of the voting rights of the parties will be deemed a decision unanimously passed by all parties and will be binding on all parties.

B.Related Party Transactions

Net amounts due to related parties consisted of the following as of September 30, 2022 and 2021:

		As of September 30,
Accounts	Name of related parties	2022	2021
Related party payables	Shareholder, HUANG Jian Cong	$1,963,527	$974,216
Related party payables	Other Affiliates of the Company	88,876	98,119

This represented unsecured and interest free borrowings between the Company and Huang Jiancong and other related parties to the Company. For the years end September 30, 2022 and 2021, the Company had outstanding loans with total amount of $1,963,527 and $974,216 from its shareholder, HUANG Jian Cong.

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

During 2010, we entered into two loan agreements with Raozhou Dianli Ltd and Xianjin Cao, and advanced RMB 9 million on the first loan and RMB 1.5 million on the second loan, totaled RMB 10.5 million (approximately USD 1.52 million). The terms of these two loans are both one year. Both borrowers defaulted without making any repayment when the terms expired. We later sued these two parties and, pursuant to the final judgement ruled by Jiangsu High People’s Court, are entitled to a repayment of RMB 10.5 million plus interest with an interest rate that is four times higher than the normal interest rate in the corresponding period. The claim has been secured by real estate assets of Raozhou Dianli Ltd, which has been seized by the Court and has an appraised value of RMB 143.1 million, or about USD 21.5 million as of September 19, 2017, according the recent appraisal report, which is much higher than our claim. We are listed as the first-in-line creditor and the management believes that we will receive repayment of RMB 10.5 million plus the outstanding interest. We recorded the entire RMB 10.5 million as Other Receivable. As of September 30, 2022, 2021 and 2020 the outstanding balance is RMB 4.4 million (USD 0.62million), RMB 4.4 million (USD 0.68million) and RMB 4.4 million (USD 0.65 million), respectively.

On October 13, 2022, the Company received written notice (the “Notice”) from the Listing Qualifications Department of the Nasdaq Stock Market, LLC notifying the Company that, based on the closing bid price of the Company’s ordinary shares for the last 30 consecutive trading days, the Company no longer complies with the minimum bid price requirement for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5450(a)(1) requires listed securities to maintain a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”), and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the Minimum Bid Price Requirement exists if the deficiency continues for a period of 30 consecutive trading days.

The Notice has no immediate effect on the listing of the ordinary shares on the Nasdaq Capital Market. Pursuant to the Nasdaq Listing Rules, the Company has been provided an initial compliance period of 180 calendar days to regain compliance with the Minimum Bid Price Requirement. To regain compliance, the closing bid price of the ordinary shares must be at least $1.00 per share for a minimum of 10 consecutive trading days prior to April 11, 2023, and the Company must otherwise satisfy The Nasdaq Capital Market’s requirements for listing.

If the Company does not regain compliance by April 11, 2023, the Company may be eligible for an additional 180 calendar day compliance period. To qualify, the Company would be required, among other things, to meet the continued listing requirement for market value of publicly held shares, which the Company does not currently meet, as well as all other standards for initial listing on the

Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and would need to provide written notice of its intention to cure the bid price deficiency during the second compliance period. If the Company does not regain compliance within the allotted compliance period(s), including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that the Company’s ordinary shares will be subject to delisting. The Company would then be entitled to appeal Nasdaq’s determination to a Nasdaq Listing Qualifications Panel and request a hearing.

The Company intends to monitor the closing bid price of the ordinary shares and consider its available options to resolve the noncompliance with the Minimum Bid Price Requirement. There can be no assurance that the Company will be able to regain compliance with the Nasdaq Capital Market’s continued listing requirements or that Nasdaq will grant the Company a further extension of time to regain compliance, if applicable.

In the opinion of the management, after consultation with the Company’s legal counsel, the management believes it is probable the balance will be collected as the debtor has real properties worth much more than the debt owed to the Company. There were no other legal matters that are likely to have a material adverse effect on the Company’s financial position as of September 30, 2022, 2021, and 2020 and the results of operations or cash flows for the years ended September 30, 2022, 2021, and 2020.

Cash Transfers Between Our Company and Our Subsidiaries

During the fiscal years ended September 30, 2022, 2021, and 2020, there has been no transfers, dividends, or distributions between ZK International, its subsidiaries, or to investors, except that during the fiscal year ended September 30, 2022, ZK International transferred a total of $4,139,100 to Zhejiang Zhengkang Industrial Co., Ltd., one of our subsidiaries.

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

B. Memorandum and articles of association

ZK International was incorporated on May 13, 2015 under the BVI Companies Act, 2004 as a company limited by shares. We are authorized to issue unlimited ordinary shares with no par value. As of January 30, 2023, there were 30,392,940 ordinary shares issued and outstanding.

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

The quorum for a meeting of shareholders is duly constituted if, at the beginning of the meeting, there are present in person or by proxy not less than one-third (33.3)% of the votes of the shares (or class or series of shares) entitled to vote on the resolutions to be considered at the meeting. A quorum may comprise a single shareholder or proxy. If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of the shareholders, will be dissolved. In any other case, it will stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitle to vote on the matter to be considered by the meeting, those present will constitute a quorum but otherwise the meeting will be dissolved.

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

For a detailed description of risks related to enforceability of civil liabilities, please refer to “Item 3.D. Risk Factors – Since the operations of the PRC subsidiaries and substantially all of our assets are located in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers” on page 35.

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

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending September 30, 2022. Our actual PFIC status for the current taxable year ending September 30, 2022 will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

Interest Rate Risk

Our interest rate risk arises from short and long-term borrowings. As of September 30, 2022 and 2021, we had borrowings with fixed interest rates and therefore we were exposed to fair value interest rate risk.

As of September 30, 2022 and 2021 we had no long-term interest-bearing assets or long-term interest bearing liabilities.

Credit Risk

Our cash is invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, and accounts receivable. As of September 30, 2022 and 2021, $7,363,557 and $6,821,848, respectively, of the Company’s cash was on deposit at financial institutions in the PRC. While management believes that these financial institutions are of high credit quality, it also continually monitors their creditworthiness.

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

As of September 30, 2022, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2022, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2022. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of September 30, 2022, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

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

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended September 30, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 15T.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16.[RESERVED]

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

ZH CPA, LLC was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended September 30, 2022, 2021 and 2020. Audit services provided by ZH CPA, LLC for fiscal years ended September 30, 2022, 2021 and 2020 included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

ZH CPA, LLC’s fees for the annual audit of our financial statements for the fiscal years ended September 30, 2022, 2021 and 2020 was $180,000, $180,000, and $170,000, respectively, excluding travel and other out-of-pocket expenses.

Audit-Related Fees

ZH CPA, LLC did not provide audit related service during the fiscal years ended September 30, 2022, 2021 and 2020.

Tax Fees

ZH CPA, LLC did not provide tax services for the fiscal years ended September 30, 2022, 2021 and 2020.

All Other Fees

The Company has not paid ZH CPA, LLC for any other services in fiscal years ended September 30, 2022, 2021 and 2020.

Audit Committee Pre-Approval Policies

Before ZH CPA, LLC was engaged by the Company to render audit services, the engagement was approved by the Company’s audit committee. All services rendered by ZH CPA, LLC have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2022 that were attributed to work performed by persons other than ZH CPA, LLC’s full-time permanent employees was nil.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended September 30, 2022.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in Registrant’s certifying accountant during the fiscal year ended September 30, 2022.

ITEM 16G.	CORPORATE GOVERNANCE

As a British Virgin Islands company listed on the Nasdaq Capital Market, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. During the fiscal year ended September 30, 2022, we have elected to follow home country practice in British Virgin Islands in lieu of Nasdaq Listing Rule 5600 with the exception of those rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3). Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. Shareholders of British Virgin Islands exempted companies like us have no general rights under British Virgin Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Nasdaq Listing Rule 5620

The 2022 annual meeting of shareholders of the Company, originally scheduled for September 26, 2022 local time (September 25, 2022 Eastern Time), was not successfully held due to a lack of the required quorum. As a company incorporated in the British Virgin Islands, the Company has elected to rely on the home county exemption pursuant to Nasdaq Rule 5615(a)(3)(A), which provides that (with certain exceptions not relevant to the conclusions expressed herein) a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Nasdaq Rule 5600 Series. The Company has elected to be exempt from the Nasdaq Rule 5620 which provides that (with certain exceptions not relevant to the conclusions expressed herein) each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company's fiscal year-end. Such practice is not prohibited by British Virgin Islands law. Except for the foregoing, the Company endeavors to comply with the Nasdaq corporate governance practices.

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

8.1	List of Subsidiaries of the Registrant (Exhibit 8.1 to the Form 20-F furnished on January 28, 2022 and is incorporated herein by reference)

11.1	Code of Business Conduct and Ethics (Exhibit 14.1 to the Form F-1 initially filed on May 24, 2017 and is incorporated herein by reference)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of ZH CPA, LLC

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZK INTERNATIONAL GROUP CO., LTD.

By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title:	Chief Executive Officer

Date: January 31, 2023

ZK INTERNATIONAL GROUP CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

ZK International Group Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ZK International Group Co., Ltd. and its subsidiaries (collectively the “Company”) as of September 30, 2022 and 2021 and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

/s/ZH CPA, LLC

We have served as the Company’s auditor since 2017
Denver, Colorado
January 31, 2023

1600 Broadway, Suite 1600, Denver, CO, 80202, USA. Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of September 30,
	2022	2021
Assets
Current assets
Cash and cash equivalents	$7,515,147	$13,525,298
Restricted cash	101,992	77,906
Short-term Investment	915,616	2,560,760
Accounts receivable, net of allowance for doubtful accounts of $255,322 and $2,221,870, respectively	28,362,933	27,124,959
Notes receivable	49,611	—
Other receivables and prepayments	2,360,539	2,158,120
Inventories	21,141,501	20,689,252
Advance to suppliers	6,322,592	12,567,368
Total current assets	66,769,931	78,703,663
Property, plant and equipment, net	7,124,587	8,004,855
Right-of use asset	30,998	54,166
Intangible assets, net	11,415,451	8,749,987
Deferred tax assets	320,164	353,460
Long-term deposit	—	12,472,847
Long-term prepayment	10,447,395	—
Long-term accounts receivable	7,522,188	—
Long-term investment	25,292,866	25,323,323
TOTAL ASSETS	$128,923,580	$133,662,301
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$10,066,758	$2,159,731
Accrued expenses and other current liabilities	6,949,772	6,875,769
Lease liability - current portion	10,754	26,332
Accrued payroll and welfare	1,880,377	1,853,019
Advance from customers	1,758,800	5,666,214
Due to related parties	2,052,403	1,072,335
Convertible debentures	3,352,311	2,823,364
Short-term bank borrowings	16,257,820	21,394,761
Other borrowing - short term portion	-	283,758
Notes payables	702,889	—
Income tax payable	817,059	2,354,832
Total current liabilities	43,848,943	44,510,115
Lease liability - long term portion	10,256	27,834
TOTAL LIABILITIES	$43,859,199	$44,537,949

Equity
Common stock, no par value, 50,000,000 shares authorized, 30,392,940 and 28,918,177 shares issued and outstanding, respectively
Additional paid-in capital	70,872,765	63,374,085
Statutory surplus reserve	3,176,556	2,914,602
Subscription receivable	(125,000)	(125,000)
Retained earnings	13,394,137	19,737,504
Accumulated other comprehensive income (loss)	(2,640,753)	2,898,594
Total equity attributable to ZK International Group Co., Ltd.	84,677,705	88,799,785
Equity attributable to non-controlling interests	386,676	324,567
Total equity	85,064,381	89,124,352
TOTAL LIABILITIES AND EQUITY	$128,923,580	$133,662,301

The accompanying notes are an integral part of these consolidated financial statements.

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	For the year ended September 30,
	2022	2021	2020
Revenues	$102,391,636	$99,407,217	$86,846,791
Cost of sales	(94,796,037)	(92,936,029)	(82,903,989)
Gross profit	7,595,599	6,471,188	3,942,802

Operating expenses:
Selling and marketing expenses	2,380,429	3,117,906	2,215,651
General and administrative expenses	5,421,575	5,772,710	2,482,972
Asset impairment costs	2,771,019	—	—
Research and development costs	987,186	1,234,161	1,123,555
Total operating expenses	11,560,209	10,124,777	5,822,178

Operating loss	(3,964,610)	(3,653,589)	(1,879,376)

Other income (expenses):
Interest expenses	(3,451,665)	(1,196,648)	(1,000,554)
Interest income	109,290	13,733	7,192
Gain on disposal of subsidiary, net	-	—	536,612
Income (loss) on investment	-	50,649	(256,937)
Other income (expense), net	(88,125)	431,438	327,845
Total other expenses, net	(3,430,500)	(700,828)	(385,842)

Loss before income taxes	(7,395,110)	(4,354,417)	(2,265,218)

Income tax recovery	1,340,844	552,146	1,428,202

Net loss	$(6,054,266)	$(3,802,271)	$(837,016)
Net (loss) income attributable to non-controlling interests	(27,147)	2,757	11,402

Net (loss) income attributable to ZK International Group Co., Ltd.	(6,081,413)	(3,799,514)	$(825,614)

Net (loss) income	(6,054,266)	$(3,802,271)	$(837,016)

Other comprehensive income (loss):
Foreign currency translation adjustment	(5,504,385)	2,423,439	2,319,048

Total comprehensive loss	$(11,558,651)	$(1,378,832)	$1,482,032
Comprehensive loss (income) attributable to non-controlling interests	(62,109)	(14,773)	(6,136)
Comprehensive income attributable to ZK International Group Co., Ltd.	$(11,620,760)	$(1,393,605)	$1,475,896

Basic and diluted earnings (loss) per share
Basic	$(0.21)	$(0.17)	$(0.05)
Diluted	(0.21)	(0.17)	(0.05)
Weighted average number of shares outstanding
Basic	29,305,828	21,873,594	16,558,037
Diluted	29,431,781	22,633,819	16,558,037

The accompanying notes are an integral part of these consolidated financial statements.

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

						Accumulated
		Additional				other	Non-
		paid-in	Subscription	Statutory	Retained	comprehensive	controlling	Total
	Shares	capital	Receivable	surplus reserve	earnings	income (loss)	interests	equity
Balance at September 30, 2019	16,558,037	18,049,630	—	2,904,699	24,372,535	(1,808,825)	299,666	43,817,705

Disposal of subsidiary							3,992	3,992
Foreign currency translation loss						2,301,510	17,538	2,319,048
Net income					(825,614)		(11,402)	(837,016)

Balance at September 30, 2020	16,558,037	18,049,630	—	2,904,699	23,546,921	492,685	309,794	45,303,729

Issuance of common stock, net of offering costs	7,080,762	24,884,560	(125,000)					24,759,560
Common stock issued in connection with conversion of convertible notes	4,374,176	11,443,067						11,443,067
Issuance of common stock related to exercise of warrants	355,202	1,345,056						1,345,056
Stock-based compensation	550,000	9,542,783						9,542,783
Unearned Compensation		(1,891,011)						(1,891,011)
Foreign currency translations						2,405,909	17,530	2,423,439
Net income				9,903	(3,809,417)		(2,757)	(3,802,271)

Balance at September 30, 2021	28,918,177	63,374,085	(125,000)	2,914,602	19,737,504	2,898,594	324,567	89,124,352
Stock incentive issuance	1,407,200	1,688,640						1,688,640
Stock issued in connection with conversion of convertible notes	67,563	116,781						116,781
Fair value change due to convertible notes extension		678,782						678,782
Stock-based compensation		5,603,615						5,603,615
Unearned Compensation		(589,138)						(589,138)
Foreign currency translations						(5,539,347)	34,962	(5,504,385)
Net income				261,954	(6,343,367)		27,147	(6,054,266)
Balance at September 30, 2022	30,392,940	70,872,765	(125,000)	3,176,556	13,394,137	(2,640,753)	386,676	85,064,381

The accompanying notes are an integral part of these consolidated financial statements.

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the year ended September 30,
	2022	2021	2020
Cash Flows from Operating Activities:
Net loss	$(6,054,266)	$(3,802,271)	$(837,016)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation expense	672,368	568,038	438,467
Amortization expense	830,481	481,763	11,366
Right of use assets	—	(53,634)	—
Loss on disposal of fixed assets	—	—	7,608
Bad debt expense	227,837	92,032	—
Inventory provision	—	—	103,942
Write-off of advance to suppliers	—	108,395	100,684
Deferred tax benefits	—	406,064	(406,637)
Gain on accounts receivable factoring, net of discount	(451,047)	—	—
Gain on disposal of subsidiary	—	—	(536,612)
Loss on investment	—	—	214,114
Impairment on intangible assets	2,771,019	—	—
Change in unrecognized tax benefits	(1,428,458)	(918,038)	(1,021,565)
Stock compensation expense	2,674,807	1,351,082	—
Interest expense of convertible notes	1,324,510	210,173	—
Interest expense of financing lease	—	44,458	—
Changes in operating assets and liabilities:
Accounts receivable	(12,059,620)	5,804,654	(4,800,889)
Other receivables and prepayments	(260,755)	1,345,520	(793,936)
Notes receivable	(53,853)	201,187	206,465
Inventories	(2,606,504)	2,021,789	103,123
Advance to suppliers	5,493,624	(8,297,301)	2,933,852
Accounts payable	8,803,924	(8,662,576)	5,582,787
Notes payable	762,986	(159,823)	(153,824)
Accrued expenses and other current liabilities	752,241	2,428,410	(484,477)
Accrued payroll and welfare	219,178	211,632	140,497
Advance from customers	(3,662,097)	3,162,961	(198,358)
Income tax payable	-	(77,214)	(149,386)
Lease liability	(28,595)	53,635	—
Net cash provided (used in) operating activities	(2,072,220)	(3,479,064)	460,205

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(507,663)	(114,319)	(1,168,322)
Proceed from disposal of property, plant and equipment		—	6,281
Purchase of CIP	(12,666)	(47,942)	—
Disposal of intangible asset		—	—
Purchases of intangible assets	(1,588,107)	(1,983,812)	—
Investment into CG Malta	—	(25,000,000)	—
Net cash used in investing activities	(2,108,436)	(27,146,073)	(1,162,041)

Cash Flows from Financing activities:
Net proceeds released from (placed into) short-term investment	1,523,953	(2,228,301)	—
Proceeds from short-term bank borrowings	31,113,044	31,203,129	18,061,979
Repayments of short-term bank borrowings	(34,501,465)	(28,144,978)	(17,836,445)
Net proceeds received from (repaid to) related parties	1,173,516	(280,313)	(133,007)
Proceed from other borrowing	—	—	775,951
Repayment of other borrowing	(279,004)	(483,458)	(107,195)
Proceeds from stock issuances	—	24,758,458	—
Proceeds from convertible notes issuances	—	14,071,908	—
Proceeds from stock warrants exercise	—	1,345,056	—
Net cash provided by (used in) financing activities	(969,956)	40,241,501	761,283

Effect of exchange rate changes on cash	(835,453)	227,305	248,950

Net change in cash, cash equivalents and restricted cash	(5,986,065)	9,843,669	308,397
Cash and cash equivalents and restricted cash at the beginning of period	13,603,204	3,759,535	3,451,138
Cash, cash equivalents and restricted cash at the end of period	$7,617,139	$13,603,204	$3,759,535

Supplemental disclosures of cash flows information:
Non-cash financing activities	$—	$—	$—
Cash paid for income taxes	$87,473	$37,041	$149,291
Cash paid for interest expenses	$976,091	$338,575	$991,319

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

The Company is authorized to issue unlimited number of ordinary shares, with no par value. 30,392,940 shares were issued and outstanding as of September 30, 2022. The ownership interests described below are based on the shareholders’ portion of the authorized ordinary shares. ZK International is a holding company and is currently not actively engaging in any business.

As of September 30, 2022, 21.93% of ZK International’s equity interest was hold by two mainland Chinese beneficial owners, who entered an agreement on May 13, 2015 to vote their shares in concert in ZK International, covering all the periods presented afterwards, with HUANG Jian Cong holding 16.01% and WANG Guo Lin holding 5.92%.

ZK Pipe Industry Co., Ltd. (“ZK Pipe”)

ZK Pipe was incorporated on May 28, 2015 in Hong Kong. The registered capital is HKD 1,000,000 which was initially 40% held by ZK International and 60% held by CHENG Kai Chun, a nominee shareholder with no voting interest in ZK Pipe. On August 5, 2015, CHENG Kai Chun transferred all of his equity interest in ZK Pipe to ZK International. After the transfer, ZK International controls 100% of ZK Pipe’s voting interest and ZK Pipe became a wholly owned subsidiary of ZK International. The paid-in capital was zero as of September 30, 2022.

The registered principal activities of ZK Pipe are technical research of metal pipe and fittings, metal take-up valve plumbing and water purifying plant, and imports and exports of goods. ZK Pipe had not commenced operations as of September 30, 2022.

Wenzhou Weijia Pipeline Development Co., Ltd. (“Wenzhou Weijia”)

Wenzhou Weijia was incorporated on June 17, 2015 in Wenzhou and is a wholly owned subsidiary of ZK Pipe. Wenzhou Weijia is a wholly-foreign owned enterprise organized the laws of the People’s Republic of China. The registered capital is USD 20,000,000 and the paid-in capital was zero as of September 30, 2022.

The registered principal activities of Wenzhou Weijia are technical research, technical service and sales of metal pipe and fittings and light industry machinery and equipment, and imports and exports of goods and technology. Wenzhou Weijia had not commenced operations as of September 30, 2022.

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

ZK International (ZK Uganda)

ZK Uganda was incorporated on March 23, 2018 under the laws of the Republic of Uganda. Its registered capital is 20 Million Uganda Shillings, and the paid-in capital was zero as of September 30, 2018. ZK Uganda is 80% owned by ZK International and 20% owned by a third-party individual. ZK Uganda is currently not engaging in any business but plans to seek such opportunities that would complement and diversify the current business operations of the Company. The paid-in capital was zero as of September 30, 2022.

Hongyun (Wenzhou) Global Trading Limited. (“Hongyun”)

Hongyun was incorporated on November 15, 2021 in Wenzhou under the laws of the People’s Republic of China. The registered capital is RMB 2,880,000 and the paid-in capital was zero as of September 30, 2022. The principal activities of Hongyun is trading of nikel materials.

Wenzhou Suona Piping Limited. (“Suona”)

Suona was incorporated on October 29, 2021 in Wenzhou under the laws of the People's Republic of China and is a 99% owned subsidiary of Wenzhou Weijia. The registered capital is RMB 10,000,000 and the paid-in capital was zero as of September 30, 2022. The principal activities of Suona is trading of nikel materials.

xSigma Corporation (“xSigma Corporation”)

xSigma Corporation (“xSigma Corporation”) was incorporated on January 18, 2018 under the laws of the British Virgin Islands. Its registered capital is USD 50,000, and the paid-in capital was zero as of September 30, 2022. xSigma Corporation is 51% owned by ZK International. xSigma Corporation is a blockchain R&D lab that explores decentralized finance (“DeFi”) and cryptocurrency market. xSigma Corporation has been focused on two projects: DeFi protocol (stablecoin DEX) and the ETF-like protocol xTF by xSigma. The ultimate objective of xSigma Corporation is to build an ecosystem of products for finance and blockchain.

xSigma Collectibles Limited (“xSigma Collectibles”)

xSigma Collectibles Limited (“xSigma Collectibles”) was incorporated on July 6, 2021 under the laws of the British Virgin Islands. Its registered capital is USD 100, and the paid-in capital was zero as of September 30, 2022 xSigma Collectibles launched MaximNFT (“MaximNFT”), available at www.maximnft.com, the exclusive NFT (Non-Fungible Token) marketplace of the iconic men’s lifestyle brand. MaximNFT seeks to provide the best customer experience and innovative NFT solutions. It will allow customers to create and sell NFTs on various blockchains, including, but not limited to, Ethereum, Binance Smart Chain, and Polkadot.

xSigma Entertainment Limited (“xSigma Entertainment”)

xSigma Entertainment Limited (“xSigma Entertainment”) was incorporated on March 17, 2021 under the laws of the British Virgin Islands. Its registered capital is USD 50,000, and the paid-in capital was zero as of September 30, 2022. xSigma Entertainment is a holding entity and currently holds 15.73% ownership of CG Malta Holding Limited (“CG Malta”). CG Malta is a globally licensed sports betting and casino operator and launched MaximBet. MaximBet is sports betting and casino website, available at MaximBet.com and through iOS and Android applications that will allow users to bet on sports and casino in the United States and around the world.

xSigma Trading LLC (“xSigma Trading”)

xSigma Trading LLC (“xSigma Trading”) was incorporated on June 7, 2021 under the laws of the Daleware, United States. Its registered capital was zero, and the paid-in capital was zero as of September 30, 2022. xSigma Trading is a holding entity and is currently not engaging in any business. The entity has not commenced operation as of September 30, 2022.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Presentation and Principles of Consolidation

The accompanying consolidated financial statements and related notes have been prepared in accordance with generally accepted accounting principles in the United Stated of America. All inter-company transactions and balances have been eliminated upon consolidation.

	Registered		Ownership as of the
Entity Name	Location	Background	issuance date of the report
ZK	BVI	• Incorporated on May 13, 2015
International		• Registered capital of USD 50,000, not paid	16.01% by HUANG Jian Cong
		• A holding company with no operation activities itself for the years then ended	5.92% by WANG Guo Lin

ZK Pipe	Hong Kong	• Incorporated on May 28, 2015
		• Registered capital of HKD 1,000,000, not paid	100% by ZK International
• Have not commenced operations

Wenzhou Weijia	Wenzhou	• Incorporated on June 17, 2015
		• Registered capital of USD 20,000,000, not paid	100% by ZK Pipe
• Have not commenced operations

Zhejiang Zhengkang	Wenzhou	• Incorporated on December 4, 2001	99% by Wenzhou Weijia
		• Registered capital of RMB 100,000,000, RMB 30,000,000 paid	1% by HUANG Jian Cong
• Principally operated in manufacturing and sales of steel strip, steel pipe and fittings

Wenzhou Zhengfeng	Wenzhou	• Incorporated on December 24, 1999
		• Registered capital of RMB 2,880,000, fully paid	100% by Zhejiang Zhengkang
• Principally operated in trading of steel strip, mainly purchased from Zhejiang Zhengkang

ZK Uganda	Uganda	• Incorporated on March 23, 2018
		• Registered capital of 20 Million Uganda Shillings, not paid.	80% by ZK International

Hongyun	Wenzhou	• Incorporated on November 15, 2021
		• Registered capital of RMB 1,880,000, not paid	100% by Wenzhou Weijia

Suona	Wenzhou	• Incorporated on October 29, 2021
		• Registered capital of RMB 10,000,000, not paid	99% by Wenzhou Weijia

xSigma Corporation	BVI	• Incorporated on January 18, 2018
		• Registered capital of USD 50,000, not paid	51% by ZK International
• Have not commenced operations

xSigma Collectibles Limited	BVI	• Incorporated on July 6, 2021
		• Registered capital of USD 100, not paid	100% by ZK International
• Principally operated in NFT (Non-Fungible Token) marketplace

xSigma Entertainment Limited	BVI	• Incorporated on March 17, 2021
		• Registered capital of USD 50,000, not paid	100% by ZK International
• A holding company that holds ownership in CG Malta, a sports betting and casino operator

xSigma Trading LLC	Daleware, United States	• Incorporated on June 7, 2021	100% by xSigma Corporation
• Registered capital and paid in capital was zero
• Have not commenced operations

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates include, but are not limited to, allowances of accounts receivable, inventory valuation, useful life of property, plant and equipment, intangible asset impairment and income taxes related to realization of deferred tax assets and uncertain tax position. Actual results could differ from those estimates.

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

The relevant exchange rates are listed below:

	For the Fiscal Years
	Ended September 30
	2022	2021	2020
Period Ended RMB: USD exchange rate	7.1135	6.4434	6.7896
Period Average RMB: USD exchange rate	6.5532	6.5072	7.0056

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

Short-term Investment

The Company’s short-term Investment consists of short-term held-to-maturity investments, mainly term deposits, in commercial banks with original maturities of more than 90 day but less than one year. As of September 30, 2022, the Company has short-term investment of $915,616, while it had $2,560,760 short-term investment as of September 30, 2021.

Long-term Deposit

Long-term deposit as of September 30, 2021 consists of cash deposit of RMB 80,367,541 Zhejiang Zhengkang pledged to two entities, which the Company is seeking to acquire certain percentage of ownership of each (“Target Company” or collectively “Target Companies”). The deposits are used as acquisition deposits required by the two Target Companies in order to execute their respective acquisition memorandum which details the acquisition and valuation methods but is not legally binding. As of September 30, 2021 the total deposits pledged were $12,472,847, with $11,533,902 to Target Company A and $938,945 to Target Company B. The fund pledged to the Target Companies have no definite term, however the Company anticipates the detailed acquisition proposals will be presented to the Board of Directors and shareholders of the Company for voting within one year. In the case that any acquisition is approved by both parties, the deposits will be used as initial payments and offset the total cash considerations of the deal. If any of the acquisition failed to be approved, the Target Companies are obligated to return the deposit to Zhejiang Zhengkang.

During the fiscal year ended September 30, 2022, the two proposed acquisitions were terminated and pursuant to the agreements with the Target Companies, the Company will acquire certain patents owned by the Target Companies. As of September 30, 2022, the Company has entered into the termination agreement with Company B which settled the majority of the outstanding long-term deposit of Target Company B for one patent with value of RMB 4,910,000 and the remaining RMB 1,140,000 will be settled by providing technical services to the Company which has not yet received and therefore classified as Other Receivable and Prepayment. The Company reached oral agreement with Target Company A to settle all or part of its outstanding long-term deposit by acquiring its patents which has not yet been finalized as of September 30, 2022, and therefore the Company reclassified the outstanding long-term deposit to long-term prepayment with amount of $10,447,395. Subsequent to yearend, the Company acquired a patent with appraised value of RMB 4,990,000.

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

The allowance for doubtful accounts recognized as of September 30, 2022 and 2021 was $288,061 and $2,221,870, respectively.

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

Provision for inventory recognized as of September 30, 2022 and 2021 were $102,365 and $113,011, respectively.

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

For the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, short-term investment, notes receivable, notes payable, bank loans, long-term prepayment, long-term accounts receivable, other receivables and other borrowings, the carrying amounts approximate their fair values due to their short maturities as of September 30, 2022 and 2021. For lease liabilities, fair value approximates their carrying value at the year end as the interest rates used to discount the host contracts approximate market rates. The company did not identify any instruments that were measured at fair value on a recurring nor non-recurring basis for the year ended September 30, 2022 and 2021. During the year ended September 30, 2021, the Company issued convertible notes and the convertible notes issued were classified as liabilities and measured at fair value on the issuance date, with changes in fair value recognized as other expense on the consolidated statements of operations and disclosed in the consolidated financial statements.

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

Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Useful lives
Land use rights	46 years
Software	5 years
Patent	5 years

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

During fiscal year 2022, the Company incurred impairment change of $2,771,019 due to the write off of one software platform. There was no impairment charge recognized for long-lived assets as of September 30, 2021 and 2020.

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

Government grants as the compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable. During the years ended as of September 30, 2022, 2021 and 2020, $496,740, $446,480, and $327,651, respectively, government grants were recognized as other income for financial support to the Company under local government’s innovation incentive programs.

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

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Tax benefits (expense) recorded as of September 30, 2022 and 2021 were $nil and ($406,064), respectively.

Advertising costs

Advertising costs are expensed as incurred in accordance with ASC 720-35 Other Expense-Advertising costs. Advertising costs were $77,781, $104,661, and $82,884 for years ended September 30, 2022, 2021 and 2020, respectively.

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

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents, short-term investment, notes receivable, accounts receivable and other receivables, the balances of which are stated on the consolidated balance sheets which represent the Company’s maximum exposure. The Company places its cash and cash equivalents, and short-term investment in good credit quality financial institutions in Hong Kong and China. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition. The concentration analysis of our revenue and accounts receivable is shown in Note 16.

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

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. In November 2019, the FASB issued ASU 2019-10, “Financial Instruments-Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842)” (“ASU 2019-10”). ASU 2019-10 (i) provides a framework to stagger effective dates for future major accounting standards and (ii) amends the effective dates for certain major new accounting standards to give implementation relief to certain types of entities. Specifically, ASU 2019-10 changes some effective dates for certain new standards on the following topics in the FASB Accounting Standards Codification (ASC): (a) Derivatives and Hedging (ASC 815) - now effective for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021; (b) Leases (ASC 842) - now effective for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021; (c) Financial Instruments - Credit Losses (ASC 326) - now effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years; and (d) Intangibles - Goodwill and Other (ASC 350) - now effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this guidance on October 1, 2021 and the adoption of this ASU did not have a material impact on its consolidated financial statements.

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

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of September 30, 2022 and 2021:

	As of September 30,
	2022	2021
Accounts receivable, gross	$28,618,255	$29,346,829
Less: allowance for doubtful accounts	(255,322)	(2,221,870)
Accounts receivable, net	$28,362,933	$27,124,959

The Company recorded $227,837 and $92,943 bad debt expense during the year ended September 30, 2022 and 2021, respectively. There was no bad-debt write-off recorded by the Company during the years ended September 30, 2022 and 2021.

As of September 30, 2022 and 2021, the Company pledged accounts receivable of $nil and $2,053,490 to secure banking facilities granted to the Company.

Changes of allowance for doubtful accounts for the years ended September 30, 2022 and 2021 are as follow:

	As of September 30,
	2022	2021
Beginning balance	$2,221,870	$2,020,373
Additional reserve through bad debt expense	192,298	92,943
Reduction due to accounts receivable factoring	(2,104,366)	—
Exchange difference	(54,480)	108,554
Ending balance	$255,322	$2,221,870

NOTE 4 –OTHER RECEIVABLES AND PREPAYMENT

Other receivables consisted of mainly the legal claims to be collected from the Company’s debtors and uncollected proceeds due from the disposition of subsidiary.

During 2010, the Company entered into two loan agreements with Raozhou Dianli Ltd and Xianjin Cao, and advanced RMB 9 million on the first loan and RMB 1.5 million on the second loan, totaled RMB 10.5 million (approximately USD 1.52 million). The terms of these two loans are both one year. Both borrowers defaulted and didn’t make any repayment when the terms expired. The Company thus sued these two parties and pursuant to the final judgment ruled by Jiangsu High People’s Court, the Company is entitled to a repayment of RMB 10.5 million plus interest with an interest rate that is four times higher than the normal interest rate in the corresponding period. The claim has been covered by real estate assets of Raozhou Dianli Ltd, which have been seized by the Court and has an appraised value of RMB 143.1 million, or about USD 21.5 million as of September 19, 2017, according to the appraisal report, which is much higher than the Company’s claim. The Company is listed as the first-in-line creditor and the management believes that the repayment of RMB 10.5 million and outstanding interest is reasonably assured. The Company recorded RMB 10.5 million as Other Receivable. As of September 30, 2022 and 2021 the outstanding balance is RMB 4.4 million (USD 0.62million) and RMB 4.4 million (USD 0.68million), respectively.

In the opinion of the management, after consultation with the Company’s legal counsel, the management believes it is assured the balance will be collected as the debtor has real properties seized by the Court worth much more than the debt owed to the Company.

Other receivables also consist of uncollected proceeds due from the disposition of Wenzhou Zhenglong Ecommerce Co. Ltd (Zhenglong). On September 30, 2020, the Company sold all its equity interests of Zhenglong with the consideration of RMB 4,500,000. As of September 30, 2022 and 2021 the outstanding balance is RMB 4.5 million (USD 0.63 million) and RMB 4.5 million (USD 0.70 million), respectively.

NOTE 5 – INVENTORIES

Inventories as of September 30, 2022 and 2021 consisted of the following:

	As of September 30,
	2022	2021
Raw materials	$5,609,999	$5,527,560
Work-in-process	8,170,837	5,925,186
Finished goods	7,463,030	9,349,517
Provision for inventory impairment	(102,365)	(113,011)
Total	$21,141,501	$20,689,252

As of September 30, 2022 and 2021, the Company pledged inventories of $nil and $2,793,556 to secure banking facilities granted to the Company, respectively.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following as of September 30, 2022 and 2021:

	As of September 30,
	2022	2021
Buildings	$5,817,029	$6,217,128
Machinery	6,519,759	6,960,604
Furniture, fixtures and equipment	601,045	652,363
Motor vehicles	236,636	250,945
Total property plant and equipment, at cost	13,174,469	14,081,040
Less: accumulated depreciation	(6,061,550)	(6,076,185)
	7,112,919	8,004,855
Construction in progress (“CIP”)	11,668	—
Property, plant and equipment, net	$7,124,587	$8,004,855

Depreciation expense was $657,320 and $568,038 for the years ended September 30, 2022 and 2021, respectively.

As of September 30, 2022 and 2021, the Company pledged buildings and machinery to secure banking facilities granted to the Company. The carrying values of the pledged buildings to secure bank borrowings by the Company are shown in Note 13.

NOTE 7 – INTANGIBLE ASSETS

	As of September 30,
	2022	2021
Land use rights, cost	$559,688	$617,895
Software, cost	14,418,101	8,803,367
Patent, cost	690,237	—
Other intangible assets, cost	1,569	1,732
Less: impairment charge	(2,771,019)	—
Less: accumulated amortization	(1,483,125)	(673,007)
Intangible assets, net	$11,415,451	$8,749,987

The land use right represents the Company’s land use rights in Wenzhou’s plant, which had been pledged to secure the Company’s banking facilities granted to the Company as of September 30, 2022 and 2021. The carrying values of the pledged land use rights to secure bank borrowings by the Company are shown in Note 13.

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

During 2022 fiscal year, the Company evaluated the recoverability of the Defi platform pursuant to ASC 360-10-35-21 and concluded that the carrying value of the Defi Exchange may not be recoverable as it projects that the platform is likely to have continuing losses and it's more likely than not this platform will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The Company wrote off the carrying value of the platform and recorded a loss of $2,771,019.

Amortization expense was $830,481 and $481,763 for the years ended September 30, 2022 and 2021, respectively.

NOTE 8 - LONG-TERM PREPAYMENT

Long-term prepayment as of September 30, 2022 consists of the cash deposit of RMB 74,317,541 Zhejiang Zhengkang pledged to one entities, which the Company is seeking to acquire certain percentage of ownership of (the "Target Company"). The deposit was used as acquisition deposits required by the Target Company in order to execute their respective acquisition memorandum which details the acquisition and valuation methods but is not legally binding. In the case that the acquisition is approved by both parties, the deposits will be used as initial payments and offset the total cash considerations of the deal. If any of the acquisition failed to be approved, the Target Companies are obligated to return the deposit to Zhejiang Zhengkang.

During the fiscal year ended September 30, 2022, the proposed acquisition was terminated due to the target was acquired by a Chinese State Owned Enterprise, and the Target Company is obligated to return the fund to the Company. The Company reached oral agreement with the Target Company to settle all or part of its outstanding long-term deposit by acquiring its patents which has not yet been finalized as of September 30, 2022, and therefore the Company reclassified the outstanding long-term deposit to long-term prepayment with amount of $10,447,395. Subsequent to yearend, the Company acquired a patent with appraised value of RMB 4,990,000.

NOTE 9 - LONG-TERM ACCOUNTS RECEIVABLE

Long-term accounts receivable as of September 30, 2022 consists of the accounts receivable sold to a third-party with a discounted carrying value of RMB 51,986,175. On August 18, 2022, the Company sold accounts receivables of its 144 customers with aggregated amount of RMB 65,776,506 to a third-party company with no recourse. The buyer shall pay to the Company RMB 62,487,681, which is 95% of the transferred accounts receivable value, no later than December 31, 2024 and therefore was classified as long-term accounts receivable with discounted present value of $7,522,188. The Company evaluated ASC 860-20-40 and recorded gain on accounts receivable factoring of $1,602,500 and interest expense of $1,151,453.

NOTE 10 – LONG-TERM INVESTMENT

The Company made an investment in Wenzhou Longlian Development Co., Ltd. (“Longlian”), a private company incorporated in PRC, in 2011 by RMB 2,083,300 with equity percentage of 2.0833%. The principal activities of Longlian are property and infrastructure construction. As of September 30, 2022 and 2021, the Company carried this investment at its cost in the amount of $292,866 and $323,323, respectively. During 2022 and 2021 fiscal years, the Company received $nil and $50,713 dividend income from Longlian, respectively.

On April 8, 2021, ZK International Group Co., Ltd., a British Virgin Islands company (the “Company”), through its wholly-owned subsidiary xSigma Entertainment Limited (“xSigma Entertainment”) entered into a Subscription of Shares Agreement (the “Subscription Agreement”) with CG Malta Holding Limited (“CG Malta”) on April 4, 2021, pursuant to which xSigma Entertainment acquired 12% interest in CG Malta through xSigma Entertainment for US$15 million and agreed to subscribe to an additional number of ordinary shares in CG Malta for a total purchase price of US$35 million, which will guarantee to xSigma Entertainment an additional 13% interest in CG Malta, subject to the signing of a separate subscription agreement not later than four months from April 4, 2021. On August 4, 2021, xSigma Entertainment entered into an amendment to the Subscription Agreement, pursuant to which the subscription to the ordinary shares in CG Malta for a total purchase price of US$35 million will be subject to signing of a separate subscription agreement no later than January 1, 2022. The Company completed an investment of US$10 million in CG Malta in September 2021, and as a result of the investment the Company has an ownership of 15.73% on CG Malta. On December 27, 2021, xSigma Entertainment entered into a second amendment to the Subscription Agreement (the “Second Amendment”). Pursuant to the Second Amendment, the subscription to the ordinary shares in CG Malta for a total purchase price of US$25 million will be subject to signing of a separate subscription agreement no later than April 30, 2022, of which US$5 million shall be completed no later than February 15, 2022 and another US$5 million shall be completed no later than March 15, 2022. Pursuant to the subsequent negotiation with CG Malta, the subscription obligation under Second Amendment was waived, however as of the date of this report, the agreement was not signed yet. The Company is expected to sign the agreement on or before Februrary 28, 2023.

The Company’s equity investment in CG Malta is accounted for under ASC 321 Investment: Equity Securities. The Company has elected the measurement alternative under ASC 321 to use cost minus impairment method for the subsequent measurement of its equity investment. As of September 30, 2022, the Company carried this investment at its cost in the amount of $25,000,000. For the year ended September 30, 2022, no impairment was recognized for the investment in CG Malta.

NOTE 11 – RELATED PARTY TRANSACTIONS

Net amounts due to related parties consisted of the following as of September 30, 2022 and 2021:

		As of September 30,
Accounts	Name of related parties	2022	2021
Related party payables	Shareholder, HUANG Jian Cong	$1,963,527	$974,216
Related party payables	Other Affiliates of the Company	88,876	98,119

This represented unsecured and interest free borrowings between the Company and Huang Jiancong and other related parties to the Company. For the years end September 30, 2022 and 2021, the Company had outstanding loans with total amount of $1,963,527 and $974,216 from its shareholder, HUANG Jian Cong.

NOTE 12 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following as of September 30, 2022 and 2021:

	As of September 30,
	2022	2021
VAT payable	$4,054,300	$4,740,889
Other tax payables	93,282	80,592
Other	2,802,190	2,054,288
Total	$6,949,772	$6,875,769

Other current liabilities contain primarily unsecured, due on demand and interest free short-term loan to the Company from third party entities and deposits for bidding from suppliers to the Company.

NOTE 13 – SHORT-TERM BANK BORROWINGS

Short-term bank borrowings consisted of the following at September 30, 2021:

		Amount -	Issuance	Expiration
Bank Name	Amount - RMB	USD	Date	Date	Interest
Bank of China	5,650,000	876,866	2021-08-30	2022-08-26	5.27%
Bank of China	4,250,000	659,590	2021-09-06	2022-09-01	5.27%
China Merchants Bank	7,000,000	1,086,383	2021-05-25	2021-11-24	4.55%
China Merchants Bank	5,000,000	775,988	2021-05-31	2021-11-24	4.55%
China Merchants Bank	4,000,000	620,790	2021-06-09	2021-11-24	4.55%
Industrial Bank	6,000,000	931,185	2021-02-01	2022-02-01	5.22%
Industrial Bank	7,000,000	1,086,383	2021-02-02	2022-01-26	5.22%
China Minsheng Bank	45,000,000	6,983,890	2021-03-24	2022-03-20	4.50%
China Minsheng Bank	9,000,000	1,396,778	2021-03-26	2022-03-20	4.50%
China Minsheng Bank	3,000,000	465,593	2021-03-31	2022-03-20	4.50%
China Minsheng Bank	4,000,000	620,790	2021-05-18	2022-05-18	4.50%
China Minsheng Bank	5,000,000	775,988	2021-06-17	2022-06-10	3.50%
China Minsheng Bank	5,000,000	775,988	2021-08-12	2022-08-11	3.50%
China Minsheng Bank	5,000,000	775,988	2021-06-21	2022-06-23	3.50%
CZBANK	980,000	152,094	2020-12-16	2021-11-18	5.50%
CZBANK	1,000,000	155,198	2021-07-15	2022-04-07	5.60%
CZBANK	4,600,000	713,909	2020-12-14	2021-11-11	5.50%
CZBANK	2,140,000	332,123	2020-11-25	2021-11-09	5.50%
CZBANK	1,960,000	304,187	2020-11-17	2021-11-02	5.80%
CZBANK	1,275,000	197,877	2020-11-18	2021-11-04	5.80%
CZBANK	2,000,000	310,395	2020-12-16	2021-11-16	5.50%
CZBANK	2,000,000	310,395	2021-04-13	2022-04-11	6.00%
Bank of Communications	7,000,000	1,086,383	2021-07-15	2022-07-06	4.65%
Total	137,855,000	21,394,761

Short-term bank borrowings consisted of the following at September 30, 2022:

		Amount -	Issuance	Expiration
Bank Name	Amount - RMB	USD	Date	Date	Interest
Industrial Bank	6,000,000	843,467	2021-11-08	2022-11-08	5.22%
Industrial Bank	7,000,000	984,044	2021-11-05	2022-11-05	5.22%
China Merchants Bank	13,000,000	1,827,511	2022-06-08	2022-12-07	4.80%
China Minsheng Bank	10,000,000	1,405,778	2022-09-09	2023-09-09	4.20%
China Minsheng Bank	15,000,000	2,108,667	2022-09-14	2023-09-14	4.20%
China Minsheng Bank	16,000,000	2,249,244	2022-09-08	2023-09-08	4.20%
China Minsheng Bank	20,000,000	2,811,555	2022-09-13	2022-09-13	4.20%
CZBANK	2,000,000	281,156	2022-03-02	2023-02-28	5.60%
CZBANK	3,000,000	421,733	2022-07-11	2023-07-10	5.00%
CZBANK	5,850,000	822,380	2022-07-21	2023-07-19	5.00%
CZBANK	1,000,000	140,578	2022-07-25	2023-07-24	5.00%
CZBANK	1,500,000	210,867	2022-08-05	2023-08-04	5.00%
CZBANK	1,400,000	196,809	2022-09-23	2023-09-22	5.00%
Huaxia Bank	3,000,000	421,733	2022-03-23	2023-03-15	5.30%
Huaxia Bank	4,000,000	562,311	2022-03-16	2023-03-01	5.30%
Huaxia Bank	6,900,000	969,987	2022-05-05	2023-04-15	5.30%
Total	115,650,000	16,257,820

The Company’s short-term bank borrowings are pledged by its assets as listed below, and guaranteed by the Company’s major shareholders: HUANG Jian Cong, WANG Jian Di, WANG Guo Lin, WANG Min Jie, and WANG Yang Ming, and their immediate family members.

The carrying values of the Company’s pledged assets to secure short-term borrowings by the Company are as follows:

	As of September 30,
	2022	2021
Accounts receivable	$—	$2,053,490
Buildings, net	1,211,943	4,508,834
Land use rights, net	368,015	419,721
Machinery, net	134,076	92,761
Inventory	—	2,793,556
Deposit Receipt	702,889	2,327,963
Total	$2,416,923	$12,196,325

NOTE 14 – COMMITMENT AND CONTINGENCIES

The Company, from time to time, may be a party to claims and legal proceedings generally incidental to its business. As of September 30, 2022, Company has no material purchase commitments, significant leases and unused letter of credit.

The Company has one pending legal claim against a third party as of September 30, 2022. See Note 4 for disclosure related to the claim with Raozhou Dianli Ltd. There were no other legal matters that are likely to have a material adverse effect on the Company’s financial position as of September 30, 2022 and 2021 and the results of operations or cash flows for the years ended September 30, 2022 and 2021.

NOTE 15 – UNCERTAIN TAX POSITION

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

In addition, the Company recorded a potential income tax liability of $817,059 and $2,354,832 for the years ended September 30, 2022 and 2021, respectively, and for the possible underpayment of income and other taxes, not include potential interests or penalties. It is possible that the tax liability of the Company for past taxes may be higher than those amounts. The Company’s management believes it has sufficient cash on hand to adequately meet any tax liability for the underpayment of income and VAT taxes. Additionally, the Company’s management believes it may be able to negotiate with local PRC taxing authorities a reduction to any amounts that such authorities may believe are due and a reduction to any interest or penalties thereon. We have no guarantee that we will be able to negotiate such a reduction. To the extent our Company is able to negotiate such amounts, the Company records such reduction as unrecognized tax benefits due to the fact that national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes. The PRC tax law provides statute of limitations of 3 years to collect unpaid taxes. The Company recognizes the portion of unrecognized tax benefit that is beyond 3 years as reduction of its tax liabilities due to the fact that the statute of limitations for the relevant taxing authorities to examine and challenge the tax position has expired. The changes of unrecognized tax benefit recorded by the Company are shown in Note 20.

NOTE 16 – CUSTOMER AND SUPPLIER CONCENTRATION

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

The Company had no such significant customer who account for greater than 10% of the company’s revenue for the fiscal year ended September 30, 2022 and 2021. The Company had no customer who accounted for more than 10% of total accounts receivables as of September 30, 2022 while there were one customer who accounted for more than 10% of total accounts receivable as of September 30, 2021, the customers had accounts receivable balance of $3,198,069 which represents 11.79% of total accounts receivable.

For the year ended September 30, 2022, two suppliers accounted for 37.24% and 27.07% of the Company's total raw material purchase, respectively. The Company had two suppliers who accounted for more than 10% of total accounts payable as of September 30, 2022, the suppliers had accounts payable balance of $285,904 and $219,703 which represents 13.59% and 10.44% of total accounts payable, respectively. For the year ended September 30, 2021, three suppliers accounted for 34.69%, 27.32% and 10.51% of the Company’s total raw material purchase, respectively. The Company had two suppliers who accounted for more than 10% of total accounts payable as of September 30, 2021, the suppliers had accounts payable balance of $314,353 and $259,160 which represents 14.56% and 12.00% of total accounts payable, respectively. The Company believes there are numerous other suppliers that could substitute the current significant vendors should they become unavailable or non-competitive.

NOTE 17 – CONVERTIBLE NOTES

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

On August 26, 2021, ZK entered into Convertible Debenture agreements with certain unaffiliated investors identified therein (each an “Holder” and collectively “Holders”). The convertible debentures, with aggregate principal amount of $12.7 million and 5% annual interest rate, are exercisable for a period of one year at an exercise price of 80% of the volume weighted average closing price during the seven (7) consecutive Trading Days immediately preceding the Conversion Date, but not lower than the Floor Price of $2.5 per share. The transaction was closed on September 27, 2021 and full proceeds were received. As of September 30, 2022, a majority of Holders have demanded to convert their convertible debentures and a total of 3,047,486 shares were issued to the demanded Holders.

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

On December 7, 2022, the Company entered into amendment agreements with outstanding Holders to amend the maturity date to August 26, 2023, and the amendment was treated as extinguishment of the original convertible notes and issuance of new convertible notes with principle amount of $3,947,080 and discount on debt of $678,782.

Net carrying amount of the liability component Convertible Notes dated as of September 30, 2022 was as follows:

			Net
	Principal	Discount on	carrying
	outstanding	debt	value

Convertible Notes - short-term	$3,947,080	(594,769)	$3,352,311

Net carrying amount of the equity component of the Convertible Notes as of September 30, 2022 was as follows:

Amount
	allocated to		Equity
	conversion	Issuance	component,
	option	cost	net

Convertible Notes – equity portion	$678,782	—	$678,782

Net carrying amount of the liability component Convertible Notes dated as of September 30, 2021 was as follows:

			Net
	Principal	Discount on	carrying
	outstanding	debt	value
Convertible Notes - short-term	$4,123,900	(1,300,536)	$2,823,364

Net carrying amount of the equity component of the Convertible Notes as of September 30, 2021 was as follows:

Amount
	allocated to		Equity
	conversion	Issuance	component,
	option	cost	net
Convertible Notes - equity portion	$4,460,445	—	$4,460,445

Prior year number was revised to correct a disclosure error. However, this error had no impact on Consolidated Statements of Balance Sheets and Consolidated Statements of Changes in Shareholders' Equity.

NOTE 18 – STOCK-BASED COMPENSATION, OPTIONS AND WARRANTS

Stock-based compensation

During the fiscal year ended September 30, 2021, the Company issued a total of 550,000 ordinary shares to third parties for their software development, marketing and promoting services provided to the Company’s subsidiary xSigma Corporation and xSigma Collectibles Limited. The Company accounts for share-based payment exchanged for services at the estimated grant date fair value. The shares had an estimated fair value of $3,149,000 which is measured based on their fair market value on the date of grant. For the fiscal year ended September 30, 2021, the Company recognized $1,257,989 for the compensation cost, and $787,880 of which was capitalized for Defi Exchange and xSigma Trading development. For the fiscal year ended September 30, 2022, the Company recognized $791,754 for the compensation cost, and $510,120 of which was capitalized for xSigma Trading development.

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

A summary of stock option activity for the year ended September 30, 2022, is presented below:

			Remaining
	Shares Underlying	Weighted Average	Contractual	Grant-Date
	Options	Exercise Price	Term (Years)	Fair Value
Outstanding at October 1, 2021	250,000	$10	0	$1,085,386
Granted	—	$—	—	$—
Exercised	—	$—	—	—
Forfeited	—	$—	—	—
Outstanding at September 30, 2022	250,000	$10	0	$1,085,386
Exercisable at September 30, 2022	250,000	$10	0	$—

Stock Warrants

In connection with the IPO on September 1, 2017, the Company issued warrants equal to seven percent (7) % of the shares issued, totaling 74,784 units to the placement agents. The warrants carry a term of five years, and shall not be exercisable for a period of six months from the closing of the IPO and shall be exercisable at $5 per share. Management determined that these warrants are equity instruments because the warrants are both a) indexed to its own stock; and b) classified in stockholders’ equity. The warrants were recorded at their fair value on the date of grant as a component of stockholders’ equity. As of September 30, 2022, all warrants were exercised on cashless basis and 38,304 shares of Company’s ordinary shares were issued to the placement agent.

On February 15, 2021, the “Company entered into a Consultancy Agreement (the “Agreement”) with Dentoro Alliance LP, a company incorporated in the Republic of Ireland (the “Consultant”). Pursuant to the Agreement, the Consultant agreed to provide marketing and software platform development services for the business development of xSigma Corporation, a subsidiary of the Company (“xSigma Corporation”), including website development, protocol development and implementation, social media and community management, content creation and public relations management. In exchange for the Consultant’s services, the Company agreed to pay the Consultant initial compensation and performance earn-out. The initial compensation includes 250,000 ordinary shares of the Company which were issued upon execution of the Agreement, and warrants to purchase a total of 2,500,000 ordinary shares, which include (i) warrants to purchase 400,000 ordinary shares, exercisable at $1.00 per share only when Company’s closing bid price is at least $2.00 for ten consecutive trading days, (ii) warrants to purchase 1,000,000 ordinary shares, exercisable at $1.50 per share only when Company’s closing bid price is above $2.50 for seven consecutive trading days, (iii) warrants to purchase 500,000 ordinary shares, exercisable at $2.00 per share only when Company’s closing bid price is at least $3.50 for seven consecutive trading days, (iv) Warrants to purchase 600,000 ordinary shares, exercisable at $2.50 per share, only when Company’s closing bid price is at least $4.25 for seven consecutive trading days. All the warrants will expire nine months after issuance and may be permitted for cash or cashless exercise at Company’s option pursuant to a definitive warrant agreement. The performance earn-out includes 1,000,000ordinary shares of the Company if xSigma Corporation generates $2,500,000 or more in audited operating net income in any fiscal year of xSigma Corporation (the “Milestone Event”). This performance earn-out precludes the Consultant from earning any additional share based on the Milestone Event. As of September 30, 2022, the Consultant is entitled to all milestone warrants with an estimated fair value of $9,021,000, and no warrants were exercised by the Consultant during the fiscal year ended September 30, 2022. The performance earn-out shares were not accrued during the fiscal year 2022 as the performance condition was not achieved and it is not probable the performance condition will be achieved.

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

As of September 30, 2022, the Company had outstanding 4,774,642 warrants issued in connection with the consulting arrangement and stock offering. The following is a summary of the change in outstanding warrants during the fiscal year ended September 30, 2022:

			Weighted Average
			Remaining
	Shares Underlying	Weighted Average	Contractual
	Options/Warrants	Exercise Price	Term (Years)
Outstanding at October 1, 2021	4,774,642	$2.87	4.7
Issued	—	$—	—
Exercised	—	$—	—
Forfeited	—	$—	—
Outstanding at September 30, 2022	4,774,642	$2.87	4.7
Exercisable at September 30, 2022	4,774,642	$2.87	4.7

NOTE 19 – STOCKHOLDERS’ EQUITY

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

On June 13, 2022, the Company issued a total of 1,407,200 shares to 12 employees pursuant to the 2021 Equity Incentive Plan under which a maximum of 4,200,000 shares is authorized to be granted to employees of the Company. The fair value of the shares issued had an estimated fair value of $1,688,640 which is measured based on their fair market value on the date of grant.

During the fiscal year ended September 30, 2021 and 2022, the Company issued a total of 4,374,176 and 67,563 ordinary shares for the conversion of convertible notes by the holders, details are shown in Note 17.

Statutory surplus reserves

Pursuant to Chinese Company law applicable to foreign investment companies, the Company’s PRC subsidiaries are required to maintain statutory surplus reserves. The statutory surplus reserves are to be appropriated from net income after taxes, and should be at least 10% of the after tax net income determined in accordance with accounting principles and relevant financial regulations applicable to PRC enterprises (“PRC GAAP”). The Company has an option of not appropriating the statutory surplus reserve after the statutory surplus reserve is equal to 50% of the subsidiary’s registered capital. Statutory surplus reserves are recorded as a component of shareholders’ equity. The statutory surplus reserve as of September 30, 2022 is $3,176,556.

Wenzhou Weijia has not commenced operation since inception. No appropriation to the statutory surplus reserves.

Zhejiang Zhengkang appropriated $261,954 to the statutory surplus reserves for the year ended September 30, 2022. Zhejiang Zhengkang recorded a net loss for the years ended September 30, 2021, so no appropriation to the statutory surplus reserves and staff welfare and bonus fund was made.

Wenzhou Zhengfeng recorded a net loss for the years ended September 30, 2022 and 2021, so no appropriation to the statutory surplus reserves and staff welfare and bonus fund was made.

Dividends declared by the Company’s PRC subsidiaries are based on the distributable profits as reported in their statutory financial statements reported in accordance with PRC GAAP, which differ from the results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP. The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its PRC subsidiaries. As of September 30, 2022, the Company has no dividend payable.

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company, and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. Amounts restricted include the PRC subsidiaries’ paid-in capital and statutory surplus reserves of the Company’s PRC subsidiaries totaling $7,470,323 as of September 30, 2022 and $7,208,369 as of September 30, 2021.

Non-controlling interests

Non-controlling interests represent the interest of non-controlling shareholders in Zhejiang Zhengkang based on their proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. On September 29, 2015, Wenzhou Weijia acquired 99% equity percentage of Zhejiang Zhengkang from 5 individual shareholders: HUANG Jian Cong, WANG Ming Jie, WANG Guo Lin, WANG Jian Di and WANG Yang Ming. After that, Zhejiang Zhengkang’s equity interest is 99% held by Wenzhou Weijia and 1% held by HUANG Jian Cong as of the year end. The non-controlling interest in Zhejiang Zhengkang was 1% as of September 30, 2022 and 2021. The non-controlling interest in ZK Uganda was 20% as of September 30, 2022. The non-controlling interest in xSigma Corporation was 49% as of September 30, 2022. The non-controlling interest in Suona was 1% as of September 30, 2022.

NOTE 20 – SEGMENT REPORTING

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

For the years ended September 30, 2022 and 2021, revenue and assets within PRC contributed over 90% of the Company’s total revenue and assets.

NOTE 21 – INCOME TAXES

	As of September 30,
	2022	2021	2020
Deferred tax assets:
Bad debt allowance recorded for accounts receivable	$301,885	$333,280	$303,056
Inventory provision	15,355	16,952	16,087
Net operating loss carry-forward	2,924	690,882	539,354
Less: valuation allowance	—	(687,654)	(133,885)
Total	$320,164	$353,460	$724,612

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company’s deferred tax assets as of September 30, 2022, 2021 and 2020 were $320,164, $353,460, and $724,612, respectively, which were mainly derived from the temporary difference from provision of doubtful accounts and net operating loss carry forward of Wenzhou Zhengfeng with effective period from October 01, 2018 to September 30, 2023. The Company evaluated the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized.

Income taxes for the years ended September 30, 2022, 2021 and 2020 are attributed to the Company’s continuing operations in China and consisted of:

	For the year ended September 30,
	2022	2021	2020
Current	$(1,340,844)	$(958,210)	$(1,021,565)
Deferred	—	406,064	(406,637)
Total	$(1,340,844)	$(552,146)	$(1,428,202)

Per the consolidated statements of operations and comprehensive income, the income tax expenses for the Company can be reconciled to the income before income taxes for the years ended September 30, 2022, 2021 and 2020 as follows:

	For the year ended September 30,
	2022	2021	2020
Income before taxes excluded the amounts of loss incurring entities	$—	$—	—
PRC EIT tax rates	15%	15%	15%
Tax at the PRC EIT tax rates	—	—	—
Tax effect of 75% (50% for 2018 and 2017) R&D expenses deduction	—	—	—
Tax effect of deferred tax recognized	—	406,064	(406,637)
Tax effect of non-deductible expenses	—	—	—
Change in unrecognized tax benefits	(1,340,844)	(958,210)	(1,021,565)
Income tax expense (recovery)	$(1,340,844)	$(552,146)	(1,428,202)

Under the Law of the People’s Republic of China on Enterprise Income Tax (“New EIT Law”), which was effective from January 1, 2008, both domestically- owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%.

Zhejiang Zhengkang was entitled High and New Technology Enterprise (“HNTE”) and enjoyed preferential tax rate of 15% for a three-year validity period from April 16, 2009. And the HNTE certificate was renewed on October 29, 2012, September 17, 2015 and September 17, 2018 all with a three-year validity period respectively. Thus, Zhejiang Zhengkang is eligible for a 15% preferential tax rate from November 30, 2021 to November 30, 2024.

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

The changes in unrecognized tax benefits are as follows:

	For the year ended September 30,
	2022	2021	2020
Balance at beginning period	$2,354,832	$3,188,615	$4,176,537
Addition for tax positions of the current year	—	(37,407)	(154,041)
Lapse of statute of limitations	(1,315,945)	(967,698)	(1,054,163)
Effect of exchange rate changes	(221,828)	171,322	220,281
Balance at ending period	$817,059	$2,354,832	$3,188,615

As of September 30, 2022, the Company had unrecognized tax benefits of $817,059 and such balance was included in “income tax payable” account. For the fiscal years 2022, 2021 and 2020, no tax authority initiated tax examination against the Company and the Company was issued Certificate of No Tax Arrears on December 9, 2020 by local tax authority which indicates the Company has fully paid income taxes for its tax returns since January 01, 2017. The reasonable possible change on the Company’s unrecognized tax benefits in the next 12 months ranges from RMB nil to RMB 7,099,054.

NOTE 22 - SUBSEQUENT EVENTS

In accordance with ASC Topic 855, "Subsequent Events", which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before this financial statements are issued, the Company has evaluated all events or transactions that occurred after September 30, 2022, up through the date the Company issued the consolidated financial statements.