Form 20-F
period 2023-09-30
ZK International Group Co., Ltd.
filed 2024-08-13
CIK 1687451

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended September 30, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                        to

Commission file number 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

正康国际集团有限公司

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 32,992,740 ordinary shares as of September 30, 2023.

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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes    ☐ No

Conventions Used in this Annual Report

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only, “we,” “us,” “our company,” “Company,” “our” and “ZK” refer to ZK International Group Co., Ltd., a British Virgin Islands company limited by ordinary shares (“ZK International” when individually referenced) and, in the context of describing our operations and consolidated financial information, to ZK International and:

●	Wenzhou Weijia Pipeline Development Co., Ltd. (also referred to as 温州维佳管道发展有限公司 in China), a PRC company (“Wenzhou Weijia” when individually referenced), which is a wholly-owned subsidiary of ZK Pipe;
●	Wenzhou Zhengfeng Industry and Trade Co., Ltd. (also referred to as 温州正丰工贸有限公司 in China), a PRC company (“Wenzhou Zhengfeng” when individually referenced), which is a wholly-owned subsidiary of Zhejiang Zhengkang; and
●	xSigma Corporation, a British Virgin Islands company limited by ordinary shares (“xSigma Corporation” when individually referenced), 51% of its equity interest is held by ZK International;
●	xSigma Collectibles Limited, a British Virgin Islands company limited by ordinary shares (“xSigma Collectibles” when individually referenced), a wholly-owned subsidiary of ZK International;
●	xSigma Entertainment Limited, a British Virgin Islands company limited by ordinary shares (“xSigma Entertainment” when individually referenced), a wholly-owned subsidiary of ZK International;
●	xSigma Trading, LLC, a Delaware limited liability company (“xSigma Trading, LLC” when individually referenced), a wholly-owned subsidiary of xSigma Corporation;
●	ZK International Uganda Limited, a company incorporated under the laws of the Republic of Uganda (“ZK Uganda” when individually referenced), 80% of its equity interest is held by ZK International;
●	ZK Pipe Industry Co., Ltd., a Hong Kong limited company (“ZK Pipe” when individually referenced), which is a wholly-owned subsidiary of ZK International;
●	Zhejiang Zhengkang Industrial Co., Ltd. (also referred to as 浙江正康实业股份有限公司 in China), a PRC company (“Zhejiang Zhengkang” when individually referenced), 99% of its equity interest is held by Wenzhou Weijia;
●	Hongyun (Wenzhou) Global Trading Limited. (also referred to as 宏蕴（温州）国际贸易有限公司 in China), a PRC company (“Hongyun” when individually referenced), 100% of its equity interest is held by Wenzhou Weijia;
●	Wenzhou Suona Piping Limited. (also referred to as 温州索纳管业有限公司 in China), a PRC company (“Suona” when individually referenced), 99% of its equity interest is held by Wenzhou Weijia;

Investors are cautioned that you own interest in ZK International, the holding company established in the British Virgin Islands that does not have conduct material operations. ZK International conducts business through its subsidiaries, primarily based in China.

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. All reference to “U.S. dollars”, “USD”, “US$” or “$” are to United States dollars. The exchange rates in effect as of September 30, 2023, 2022 and 2021 were US $1.00 for RMB 7.2960 RMB 7.1135, and RMB 6.4434, respectively. The average exchange rates for the years ended September 30, 2023, 2022 and 2021 were US $1.00 for RMB 7.0533, RMB 6.5532, and RMB 6.5072, respectively. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

Implications of the Holding Foreign Companies Accountable Act (“HFCAA”)

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. In June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control.

Neither ZK International nor any of its subsidiaries has been identified and we do not expect ZK International or any of its subsidiaries to be identified by the Commission under the HFCAA. Our current auditor, Fortune CPA, Inc., is headquartered in Orange, Californoia, and is subject to inspection by the PCAOB on a regular basis. Our previous auditor, ZH CPA, LLC, is headquartered in Denver, Colorado, and is subject to inspection by the PCAOB on a regular basis. However, recent developments with respect to audits of China-based companies create uncertainty about the ability of Fortune CPA, Inc. or ZH CPA, LLC to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. If we cannot engage a new auditor within a reasonable time under reasonable terms, our ordinary shares may be delisted, and the price of our ordinary shares may significantly decrease or become worthless. See “Item 3.D Risk Factors — Risks Related to Our Ordinary Shares — Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for two consecutive years. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 41.

Corporate Structure and the Risks Relating to Being a China-based Company

Below is a chart illustrating our current corporate structure:

ZK International is a British Virgin Islands incorporated holding company without any material operations. ZK International conducts business through its subsidiaries, primarily based in China. ZK International does not conduct business through variable interest entity structure. Our corporate structure involves unique risks to investors. For more details of risks related to our corporate structure, see “Item 3.D Risk Factors — Risks Related to Our Corporate Structure —ZK International is a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our expenses or pay dividends to holders of our ordinary shares.” on page 39 and “PRC regulation of loans to and direct investment in PRC entities by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.” starting on page 20.

The PRC subsidiaries, Wenzhou Weijia, Wenzhou Zhengfeng, and Zhejiang Zhengkang, are subject to various legal and operational risks associated with being based in China and having a majority of operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company to conduct its business, accept foreign investments or be listed on a U.S. or other foreign exchange. The PRC government has initiated a series of regulatory actions and statements recently to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this annual report, we and our PRC subsidiaries have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction. However, since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on the ability of the PRC subsidiaries to conduct business, accept foreign investments, and list on an U.S. or other foreign exchange. These risks may result in a material change in the operations of the PRC subsidiaries, significant depreciation of the value of our ordinary shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3.D Risk Factors — Risks Related to Doing Business in China — The Chinese government may intervene or influence the operations of the PRC subsidiaries at any time. Such risks may result in a material change in the operations of the PRC subsidiaries, significant depreciation of the value of our ordinary shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless.” on page 31, “— The Chinese government exerts substantial influence over the manner in which the PRC subsidiaries must conduct business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our holding company or subsidiaries were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which may cause the value of our ordinary shares to significantly decline or be worthless.” on page 32, and “ — The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required in connection with any future offering, and, if required, we cannot predict whether we will be able to meet such requirements.” on page 33.

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

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law”, which became effective on November 1, 2021. On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which became effective on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. We believe that neither we nor our subsidiaries are currently required to obtain permission from any of the PRC authorities to operate and issue our ordinary shares to foreign investors, or required to obtain permission or approval from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (“CAC”) or any other governmental agency. On November 14, 2021, the CAC published the Security Administration Draft, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021. As of the date of this annual report, we and our PRC subsidiaries have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction. Because these statements and regulatory actions are new, however, it is highly uncertain how soon legislative or administrative regulation making bodies in China will respond to them, or what existing or new laws or regulations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operations or our ability to accept foreign investments and list on an U.S. exchange. If we do not receive or maintain the approval, or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — The Chinese government exerts substantial influence over the manner in which the PRC subsidiaries must conduct business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our holding company or subsidiaries were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which may cause the value of our ordinary shares to significantly decline or be worthless” on page 32.

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

Risks related to the approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required in connection with any future offering, and, if required, we cannot predict whether we will be able to meet such requirements.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, adopted the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. On July 6, 2021, the State Council and General Office of the CPC Central Committee issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures effective from March 31, 2023, which regulates both direct and indirect offering and listing of PRC domestic enterprises’ securities by adopting a filing-based regulatory regime, requiring PRC domestic companies seeking to directly or indirectly offer securities and list in oversea markets to file with the CSRC. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — the approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required in connection with any future offering, and, if required, we cannot predict whether we will be able to meet such requirements” on page 33.

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

We may experience barriers to conducting business and trade in our targeted emerging markets in the form of delayed customs clearances, customs duties and tariffs, and there can be no assurance that this will not reduce the level of sales that we achieve in such markets, which would reduce our revenues and profits. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — Imposition of trade barriers and taxes may reduce our ability to do business internationally, and the resulting loss of revenue could harm our profitability” on page 24.

Risks related to our operations and assets in the PRC since shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers.

Most of our executive officers and directors are non-residents of the U.S., and substantially all the assets of such persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — Since the operations of the PRC subsidiaries and substantially all of our assets are located in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers” on page 25.

Risks related to our uncertainty with respect to the PRC legal system which could adversely affect us.

We conduct all our business through subsidiaries in China and our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments, and wholly foreign-owned enterprises. Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our PRC subsidiaries’ operations at any time, or may exert more oversight and control over offerings conducted overseas and/or foreign investment in issuers with substantial operations in China could result in a material change in our operations or financial performance and/or could result in a material reduction in the value of our ordinary shares or hinder our ability to raise necessary capital. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — Uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice could adversely affect us” on page 26.

Risks related to the Chinese governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our security-holders. See “Item 3.D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment” on page 27.

Risks related to PRC subsidiaries’ ability to increase their registered capital or distribute profits to us

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, which could adversely affect our business and prospects. See “Item 3.D. Risk Factors-Risks Related to Doing Business in China - PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law” on page 28.

Risks Related to Our Corporate Structure

Risks related to our status as a holding company which makes us reliant on dividends paid by our subsidiaries for our cash needs.

We are a BVI holding company and conduct substantially all of our business through our subsidiaries in China. We may rely on dividends to be paid by our PRC subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict our PRC subsidiaries’ ability to pay dividends or make other distributions to us. See “Item 3.D. Risk Factors — Risks Related to Our Corporate Structure — ZK International is a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our expenses or pay dividends to holders of our ordinary shares” on page 19 and “— PRC regulation of loans to and direct investment in PRC entities by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries” on page 40.

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

The industry may be affected by, among other things, developments in gaming platforms, legal and regulatory. Thus, CG Malta Holding Limited may become subject to additional compliance and subject to related costs, which may adversely affect the return on our investment in CG Malta Holding Limited. See “Item 3.D. Risk Factors — Risks Related to Investment in CG Malta Holding Limited — The online gaming and interactive entertainment industry is a new and evolving industry, presenting significant uncertainty and business risks for CG Malta Holding Limited” on page 26.

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

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020 and states that if the SEC determines a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such securities from being traded on a national securities exchange or in the over the counter trading market in the United States. In June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading . On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control.

Neither ZK International nor any of its subsidiaries has been identified and we do not expect ZK International or any of its subsidiaries to be identified by the Commission under the HFCAA. Our current auditor, Fortune CPA, Inc., is headquartered in Orange, Californoia, and is subject to inspection by the PCAOB on a regular basis. Our previous auditor, ZH CPA, LLC, is a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. If we cannot engage a new auditor within a reasonable time under reasonable terms, our ordinary shares may be delisted, and the price of our ordinary shares may significantly decrease or become worthless. See “Item 3.D. Risk Factors — Risks Related to Our Ordinary Shares — Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for two consecutive years. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 40.Risks related to our ability to follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements as a foreign private issuer, which may result in less protection than afforded to investors under rules applicable to domestic U.S. issuers.

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

PRC Permissions and Approvals

The PRC subsidiaries are not operating in an industry that prohibits or limits foreign investment. In addition, other than those requisite for a domestic company in China to engage in the businesses similar to ours, the PRC subsidiaries are not required to obtain any permissions or approvals from Chinese authorities, including the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, to operate the business of the PRC subsidiaries.

However, if we do not receive or maintain the permissions and approvals, or we inadvertently conclude that such permissions and approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain permission and approval in the future, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “Item 3.D Risk Factors – Risks Related to Doing Business in China – The Chinese government exerts substantial influence over the manner in which the PRC subsidiaries must conduct business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our holding company or subsidiaries were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which may cause the value of our ordinary shares to significantly decline or be worthless”.

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, effective from March 31, 2023, which regulates both direct and indirect offering and listing of PRC domestic enterprises’ securities by adopting a filing-based regulatory regime, requiring PRC domestic companies seeking to directly or indirectly offer securities and list in oversea markets to file with the CSRC. If we are determined by CSRC that we need to complete the filing procedures for our future offshore offerings, or the CSRC, CAC or other regulatory agencies later promulgate and other new rules or explanations requiring us to complete filing procedures or obtain their approvals for our future offshore offerings, we may be unable to complete such filing procedures or obtain such approvals in a timely manner, or at all, and such filings or approvals may be rescinded even if completed or obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business. For more details, see “Item 3.D Risk Factors – Risks Related to Doing Business in China – The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required in connection with any future offering, and, if required, we cannot predict whether we will be able to meet such requirement”.

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

ZK International’s subsidiary established in the Republic of Uganda, ZK International Uganda Limited, may, according to the Companies Act of 2012, as amended, make a distribution out of profits to ZK International.

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

The PRC has currency and capital transfer regulations that require us to comply with certain requirements for the movement of capital. The Company is able to transfer cash (US Dollars), through its Hong Kong subsidiary, ZK Pipe Industry Co., Ltd., to its PRC subsidiaries through an investment (by increasing the Company’s registered capital in a PRC subsidiaries).

Increasing the registered capital in a PRC subsidiaries requires the filing of the local commerce department, while a shareholder loan requires a filing with the State Administration of Foreign Exchange or its local bureau. Aside from the declaration to the State Administration of Foreign Exchange, there is no restriction or limitations on such cash transfer or earnings distribution.

With respect to the payment of dividends by a PRC subsidiary, we note the following:

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

During the fiscal year ended September 30, 2023, 2022 and 2021 and until the date of this annual report, there has been no transfers, dividends, or distributions between ZK International, its subsidiaries, or to investors, except that during the fiscal year ended September 30, 2022, ZK International transferred a total of $4,139,100 to Zhejiang Zhengkang Industrial Co. for business operation purposes.

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

For a detailed description of risks related to enforceability of civil liabilities, please refer to “Item 3.D. Risk Factors – Since the operations of the PRC subsidiaries and substantially all of our assets are located in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers”.

3.A. [reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

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

Our PRC subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of any one of our PRC subsidiaries to use its Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law, or EIT, and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The Chinese government may intervene or influence the operations of the PRC subsidiaries at any time. The ability of the PRC subsidiaries to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in operations and properties in China. These risks could result in a material change in the operation of the PRC subsidiaries and the value of our securities.

Additionally, the PRC government has indicated an intent to exert more oversight and control over offering that are conducted overseas and foreign investment in China-based issuers, like us, and has initiated a series of regulatory actions and statements recently to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on the ability of the PRC subsidiaries to conduct business, accept foreign investments, and list on an U.S. or other foreign exchange. These risks may result in a material change in the operations of the PRC subsidiaries, significant depreciation of the value of our ordinary shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless.

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

The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required in connection with any future offering, and, if required, we cannot predict whether we will be able to meet such requirements.

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, effective on March 31, 2023, which regulates both direct and indirect offering and listing of PRC domestic enterprises’ securities by adopting a filing-based regulatory regime. Indirect listing of a PRC domestic enterprise refers to overseas offering and listing by a PRC domestic enterprise in the name of an overseas incorporated entity, whereas such enterprise’s major business operations are located domestically and such offering and listing is based on equity, assets, gains or other similar interests of such PRC domestic enterprise, and if an issuer meets all of the following criteria, any offering and listing conducted by such issuer will be deemed as an indirect offering and listing by PRC domestic enterprises: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic enterprises; (ii) the main parts of the issuer’s business activities are conducted in PRC, or its main places of business are located in PRC, or the senior managers in charge of its business operation and management are mostly PRC citizens or domiciled in PRC. And a PRC domestic enterprises that offer securities and list in overseas markets, either in direct or indirect means, shall fulfill the filing procedure with the CSRC and report relevant information. Initial public offerings or listings in overseas markets shall be filed within 3 business days after the relevant application is submitted, while subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed within 3 business days after the offering is completed. The Trial Measures also requires, either after the filing by the issuer and before the completion of offering and listing, or after the overseas offering and listing, subsequent report to the CSRC on material events, such as material change in principal business or change of control. No overseas offering and listing shall be made under any of the following circumstances: (1) where such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities; (3) where the PRC domestic enterprise intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years;(4) where the PRC domestic enterprise intending to make the securities offering and listing is suspected of committing crimes or major violation of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; and (5) where there are material ownership disputes over equity held by the PRC domestic enterprise’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller.

If we are determined by CSRC that we need to complete the filing procedures for our future offshore offerings, or the CSRC, CAC or other regulatory agencies later promulgate and other new rules or explanations requiring us to complete filing procedures or obtain their approvals for our future offshore offerings, we may be unable to complete such filing procedures or obtain such approvals in a timely manner, or at all, and such filings or approvals may be rescinded even if completed or obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

Substantially all of the business operations of ZK International’s subsidiaries are located in the PRC. Although ZK International’s reports are prepared in accordance with U.S. GAAP, our PRC subsidiaries’ books and records are prepared in accordance with China GAAP. Despite our efforts to improve the Company’s controls and procedures, our accounting personnel do not have sufficient knowledge, experience and training in maintaining our books and records in accordance with U.S. GAAP standards. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm the value of our shares.

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

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive (loss)/income.” For the years ended September 30, 2023, 2022 and 2021, we had adjustment (loss)gain of $(542,114), $(5,504,385), and $2,423,439, respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

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

Zhejiang Province, where we conduct a substantial part of our business, was materially impacted by the COVID-19. We followed the recommendations of local health authorities to minimize exposure risk for our employees, including the temporary closure of our offices and suspension of marketing activities, and having employees work remotely. Our on-site work was not resumed until mid-March 2020 upon approval from the local government. Due to the extended lock-down and self-quarantine policies in China, we experienced significant business disruption during the lock-down period from February to mid-March. The production of the Company’s suppliers and logistics services were suspended since early February and did not resume until February 25, 2020 and was picking up slowly after China reopened businesses nationwide. During the fiscal year 2022, the Company experienced delays in the purchase of raw material from supplies and delivery of products to domestic customers in China on a timely basis as a consequence of travel restrictions. Although the situation has eased since mid-May 2022, the number of orders placed by the customers was affected, as the business of those customers was negatively impacted. Meanwhile, the prices of the raw materials have also risen significantly since October 2021, especially the nickel which is an important component of stainless steel. Our management believes that the above negative impacts of the COVID-19 pandemic had a negative impact on our overall business operations and financial results for the fiscal year 2022. For the fiscal year 2023, many of the restrictive measures previously adopted by the PRC governments at various levels to control the spread of the COVID-19 virus have been revoked or replaced with more flexible measures since December 2022. The revocation or replacement of the restrictive measures to contain the COVID-19 pandemic had a positive impact on our normal operations.

The extent to which the COVID-19 outbreak impacts our financial condition and results of operations for the full year of 2024 cannot be reasonably estimated at this time and will depend on future developments that currently cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the COVID-19 outbreak or treat its impact, the government steps to combat the virus, the disruption to the general business activities of the PRC and the impact on the economic growth and business of our manufacturers and distributors for the foreseeable future, among others.

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

We recorded an income tax liability of $669,  $817,059 and $2,354,832 for the fiscal years ended September 30, 2023, 2022 and 2021, respectively. It is possible that the tax liability of the Company for past taxes may be higher than those amounts. We believe that we have sufficient cash on hand to adequately meet any tax liability for the underpayment of income and business taxes. Additionally, we believe that we may be able to negotiate with local PRC taxing authorities a reduction to any amounts that such authorities may believe are due and a reduction to any interest or penalties thereon. We cannot guarantee whether we will be able to negotiate such a reduction. To the extent we can negotiate such amounts, national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes, interest and penalties in amounts greatly exceeding management’s estimates.

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

We had $17,916,392 and $16,257,820 in outstanding bank loans as of September 30, 2023 and 2022. While the management believes that we will have sufficient cash to repay these loans, there can be no guarantee that we will be able to pay all amounts when due or refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

Weak liquidity may have material adverse effect on our results of operations.

Our operating activities used $1,905,912, $2,072,220 and $3,479,064 in net cash during the fiscal year ended September 30, 2023, 2022 and 2021, respectively. We cannot assure you that our operating activities will be able to provide net cash in the future. In addition, some of our accounts receivable have carried balance for more than 3 years. While we are actively collecting the remaining balance of these accounts receivable, we cannot assure you that we will be able to do so. If we continue experiencing an increase in accounts receivable without substantial collection of them, the weak liquidity could have a material adverse effect on our financial performance.”

The loss of any of our key vendors could have a materially adverse effect on our results of operations.

We consider our major vendors in each period to be those vendors that accounted for more than 10% of overall purchases in such period. We had two vendors during the fiscal year ended September 30, 2023, who collectively accounted for 52.21% of total purchases . We had two vendors during the fiscal year ended September 30, 2022, who collectively accounted for 64.31% of total purchases. We had three major vendors during the fiscal year ended September 30, 2021, who collectively accounted for 72.52% of total purchases. We purchase raw materials on the market at prevailing market prices. We believe that we can locate replacement vendors readily on the market for prevailing prices and that we would not have significant difficulty replacing a given vendor, any difficulty in replacing such a vendor could adversely affect our company’s performance to the extent it results in higher prices, slower supply chain and ultimately less desirable results of operations.

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

The online gaming and interactive entertainment industry is a new and evolving industry, presenting significant uncertainty and business risks for CG Malta Holding Limited.

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

xSigma Corporation plans to generate commission revenue from the stablecoin in connection with the exchange by users through the stablecoin exchange platform launched by xSigma Corporation in February 2021. Commission revenue will be based on transaction fees that are either a flat fee or a percentage of the value of each transaction. For the fiscal years ended September 30, 2023, 2022 and 2021, although SIG is listed on Bittrex Global and has a public market price, due to SIG’s low trading volume and unstable market price, the Company decides not to recognize revenue for the token it owned until monetization of the token. As such, if xSigma Corporation does not manage to grow the transaction volume, our business, operating results and financial conditions would be adversely affected.

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

xSigma Trading, the equity, CFD and Crypto trading platform, is under beta testing and is planned to be launched by xSigma Corporation in the future. xSigma Corporation is actively seeking partners that are licensed in the markets that xSigma Trading will be launching in and plans to apply for its own license in the future. xSigma Trading or its licensed partners will establish a blacklist IP address to block the users from U.S. sanctioned countries and the U.S. xSigma Trading or its licensed partners will also collect client information during the account opening and registration process and screen accounts against public databases or collaborates with external service providers for purpose of verifying client identity and detecting risks. xSigma Corporation or its licensed partners will have a dedicated team to conduct the KYC procedure on new clients’ backgrounds and identify manually and will request the clients to reconfirm that they are not U.S. persons on an annual basis. xSigma Corporation will reject all account applications if there is any U.S. exposure. For example, we will not allow U.S. citizens or residents to open an account with xSigma Corporation and xSigma Corporation will require the potential clients to provide copies of their passports or identity cards in connection with their account applications. Although xSigma Corporation will require the clients to submit documents for proof of their identity for completing the account registration and to update such information from time to time, xSigma Corporation faces risks as the information provided by the clients may be outdated, inaccurate, false or misleading. xSigma Corporation cannot fully confirm the accuracy, currency and completeness of such information beyond reasonable effort. For instance, if a potential client only provides a non-U.S. passport or identity card, and misinforms xSigma Corporation that he or she does not also possess a U.S. passport or permanent resident card, xSigma Corporation might not be able to detect such misinformation. In addition, as a client who is not a U.S. citizen or resident at the time of account registration may later obtain U.S. citizenship or residential status and fail to update xSigma Corporation in a timely manner, our customer database might not be entirely accurate at all time. Despite the efforts to exclude persons who reside in jurisdictions where xSigma Corporation has no license or permit such as the United States, the provision of products and services to such clients could be in violation of the applicable laws and regulations in those jurisdictions, of which xSigma Corporation may have no awareness until xSigma Corporation is warned by the relevant supervising authorities. In addition, anonymous accounts are generally not allowed to be opened, heightened scrutiny measures are imposed on accounts opened on behalf of third parties and additional verification measures are conducted before xSigma Corporation accepts third party payments against the accounts of the clients.

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

Risks Related to Our Ordinary Shares

Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for two consecutive years. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

On June 22, 2021, the U.S. Senate passed Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

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

Neither ZK International nor any of its subsidiaries has been identified and we do not expect ZK International or any of its subsidiaries to be identified by the Commission under the HFCAA. Our current auditor, Fortune CPA, Inc., is headquartered in Orange, Californoia, and is subject to inspection by the PCAOB on a regular basis. Our previous auditor, ZH CPA, LLC, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is based in Denver Colorado and is subject to inspection by the PCAOB on a regular basis, with the latest inspection completed in January 2021.

However, recent developments with respect to audits of China-based companies create uncertainty about the ability of Fortune CPA, Inc. or ZH CPA, LLC to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange. In addition, the above amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. If we cannot engage a new auditor within a reasonable time under reasonable terms, our ordinary shares may be delisted, and the price of our ordinary shares may significantly decrease or become worthless.

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

ZK International was incorporated on May 13, 2015 under the laws BVI, with 100% of the founding shares held by Kai Chun Cheng. On the same date, Jiancong Huang, Mingjie Wang, Guolin Wang, Jiandi Wang and Yangming Wang entered into an agreement to vote in concert in ZK International with Mr. Huang appointed as proxy effective completion of transfer of the ordinary shares held by Mr. Cheng. Pursuant to the agreement, which has a term of 20 years from its effective date of May 13, 2015, if the parties are unable to reach a unanimous consent in relation to the matters requiring action in concert, a decision made by more than 50% of the voting rights of the parties will be deemed a decision unanimously passed by all parties and will be binding on all parties. On July 29, 2015, Mr. Cheng entered into equity interest transfer agreements with and transferred to these individuals 45%, 20%, 20%, 10% and 5%, respectively, of ZK International’s equity interest on October 12, 2015. All of these individuals are officers or directors of ZK International and/or our operating entity Zhejiang Zhengkang. As of the date of this annual report, our officers and/or directors beneficially own approximately 24% of our outstanding shares. As a result, our officers and directors will possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders.

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

The trading price of our ordinary shares has been volatile and could continue to be subject to wide fluctuations in response to various factors, some of which are beyond our control. During the fiscal year ended September 30, 2023, our ordinary shares have traded at a low of $0.293 and a high of $1.34 irrespective of our operating performance and with no discernable announcements or developments by the company or third parties. We may incur rapid and substantial decreases in our stock price in the foreseeable future that are unrelated to our operating performance or prospects. In addition, the recent outbreak of COVID-19 has caused broad stock market and industry fluctuations. The stock market in general and the market for companies such as us in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may experience losses on their investment in our ordinary shares. A decline in the market price of our ordinary shares also could adversely affect our ability to issue additional shares or other of our securities and our ability to obtain additional financing in the future. Factors affecting the trading price of the Company’s ordinary shares may include:

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

ITEM 4.INFORMATION ON THE COMPANY

4.A. History and development of the company

Wenzhou Weijia Pipeline Development Co., Ltd. (“Wenzhou Weijia”) was incorporated on June 17, 2015 under the laws of the People’s Republic of China. A wholly-owned subsidiary of ZK Pipe and a wholly foreign-owned entity under the PRC laws, Wenzhou’s principal activities of Wenzhou Weijia including (i) technical research, (ii) technical service and sales of metal pipe and fittings, (iii) technical service and sales of light industry machinery and (iv) equipment imports and exports of goods and technology.

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

ZK Pipe Industry Co., Ltd. (“ZK Pipe”) was incorporated on May 28, 2015 under the law of Hong Kong SAR. ZK Pipe is 40% owned by ZK International and 60% owned by Kai Chun Cheng initially. On August 5, 2015, Mr. Cheng transferred all of his equity in ZK Pipe to ZK International, making ZK Pipe a wholly-owned subsidiary of ZK International. The registered principal activities of ZK Pipe including technical research of metal pipe and fittings, metal take-up valve plumbing and water purifying plant, as well as importing and exporting of goods.

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

Hongyun (Wenzhou) Global Trading Limited. (“Hongyun”) was incorporated on November 15, 2021 in Wenzhou under the laws of the People’s Republic of China. The principal activities of Hongyun is trading of nickel materials.

Wenzhou Suona Piping Limited. (“Suona”) was incorporated on October 29, 2021 in Wenzhou under the laws of the People’s Republic of China and is a 99% owned subsidiary of Wenzhou Weijia. The principal activities of Suona is trading of nickel materials.

4.B.Business Overview

We primarily conduct our business through our subsidiary Zhejiang Zhengkang in China. Our core business focuses on providing systematic solutions to construction projects that require sophisticated piping systems. Leveraging our experience in the industry, we offer urban planners and real estate developers sophisticated pipe and fitting products and engineering expertise, enabling them to bring communities reliable and durable gas and water transmission systems. Our products are primarily sold in China, but are also exported and distributed in Europe, Africa and Southeast Asia. We have received numerous awards and recognitions domestically and internationally. Located within the Wenzhou Binhai Industrial Park, a national economic development zone, our facility occupies approximately five acres, consisting of business offices, manufacturing plants, a research and development center and storage facilities.

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

Recent Development

Settlement with CG Malta Holding Limited

xSigma Entertainment holds 15.73% ownership of CG Malta Holding Limited (“CG Malta”). On November 27, 2023, the Company and xSigma Entertainment entered into a settlement agreement with CG Malta, the shareholder who holds the remainder ownership of CG Malta (the “CG Malta Shareholder”), a subsidiary of CG Malta (“CG Malta Subsidiary”), and a third party (collectively, the “Parties”). Pursuant to the settlement agreement, the Parties agreed to release, acquit and discharge any and all actions, claims, rights, demands, and set-offs arising out of or connected with (i) a written shareholders agreement entered into by and among CG Malta, the CG Malta Shareholder and xSigma Entertainment in or about March 2021 for the purposes of, inter alia, regulating the CG Malta Shareholder and xSigma Entertainment’s relationship as shareholders of CG Malta, (ii) a written subscription for shares agreement entered into by and among CG Malta, the CG Malta Shareholder and xSigma Entertainment on or about April 4, 2021, pursuant to which, xSigma Entertainment agreed to subscribe for, and CG Malta agreed to issue and allot to xSigma Entertainment, additional shares in CG Malta on the terms and subject to the conditions contained therein; (iii) a dispute between the end of 2022 and beginning of 2023 between CG Malta, the CG Malta Shareholder, xSigma Entertainment and the Company relating to the financial position of CG Malta in connection with the dissolution and consequential winding-up of CG Malta (the “Dispute”); (iv) the underlying facts relating to the Dispute; (v) any other agreement between or act by the Parties or any of them; and (vi) any other matter arising out of or connected with the relationship between the Parties (collectively, the “Settlements”). In exchange for the Settlements, CG Malta Subsidiary transferred and assigned certain software to xSigma Entertainment on November 27, 2023 and the CG Malta Shareholder secured an independent third party investor to invest US$5 million into the Company at preferential terms.

Private Placement

On November 27, 2023, the Company entered into a securities purchase agreement with an investor, pursuant to which the investor agreed to purchase and the Company agreed to issue and sell US$5 million of ordinary shares of the Company (the “Private Placement”). The Private Placement shall be completed in three subscriptions with the initial subscription in the amount of US$1.5 million (the “Initial Subscription Amount”) to be paid within three business days from the date of the securities purchase agreement (the “Initial Subscription Date”), the second subscription in the amount of not less than US$2 million and up to $3.5 million (the “Second Subscription Amount”) to be paid on or before the 60th day from the Initial Subscription Date (the “Second Subscription Date”), and the third subscription in the amount equal to $5,000,000 minus the aggregate amount of the Initial Subscription Amount and Second Subscription Amount (the “Third Subscription Amount”) to be paid on or before the 60th day from the Second Subscription Date (the “Third Subscription Date”). The Company agreed to issue, upon receiving the Initial Subscription Amount, the Second Subscription Amount and the Third Subscription Date, such number of ordinary shares that equal the sum of (i) the Initial Subscription Amount divided by $1.70, which is 185% of the higher of (x) the closing bid price as of the trading day immediately prior to the date of the securities purchase agreement (the “Initial Bid Price”) and (y) the average closing bid price during the five trading days immediately prior to the date of the securities purchase agreement, (ii) the Second Subscription Amount divided by 175% of the higher of (x) the Initial Bid Price, (y) the closing bid price as of the trading day immediately prior to the Second Subscription Date, and (z) the average closing bid price during the five trading days immediately prior to the Second Subscription Date, and (iii) the Third Subscription Amount divided by 165% of the higher of (x) the Initial Bid Price, (y) the closing bid price as of the trading day immediately prior to the Third Closing Date, and (z) the average closing bid price during the five trading days immediately prior to the Third Subscription Date. The Private Placement was exempted from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act” pursuant to Regulation S under the Securities Act.

The Private Placement was facilitated by Univest Securities, LLC. Univest Securities, LLC received a commission in the amount of US$150,000.

On April 29, 2024, the Company issued 3,154,885 ordinary shares and closed the Private Placment upon receipt of the full subscription amount of the Private Placement. The Company plans to use the net proceeds from the Private Placement for working capital and general corporate purposes.

Change of Director

On June 13, 2024, Ms. Xuejie Lyu tendered her resignation as an Independent Director, Chair of the Audit Committee, Chair of the Compensation Committee, and a member of the Nomination Committee, the Governance and Human Resource Committee and the Enterprise Risk Oversight Committee of the Company. Ms. Lyu’s decision to resign did not arise or result from any disagreement with the Company.

Effective on June 13, 2024, the Board of Directors appointed Hedong Xu to serve as an Independent Director, Chair of the Audit Committee, Chair of the Compensation Committee, and a member of the Nomination Committee, the Governance and Human Resource Committee and the Enterprise Risk Oversight Committee of the Company to fill in the vacancy created by Ms. Lyu’s resignation until the Company’s next general meeting of shareholders called for the election of directors and until his successors have been duly elected and qualified. See “Item 6. Directors, Senior Management And Employees”.

Entry into a Material Agreement

On July 12, 2024, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Recruiter.Com Group, Inc. (NASDAQ: RCRT) (the “Target”), pursuant to which the Company agreed to purchase 2,000,000 shares of common stock of the Target at a price of US$1.00 per share (the “Investment”). The Company has an option to purchase additional 2,000,000 shares at $1.00 per share.

The Securities Purchase Agreement contains customary representations and warranties of the Company and the Target, indemnification obligations of the parties, and other obligations and rights of the parties. Additionally, the closing of the Investment is conditioned upon the consummation of certain matters, including but not limited to, the Target obtaining the approval of its majority stockholders of the issuance of shares and increase the number of authorized shares, and approval of The Nasdaq Stock Market LLC, if required, and the completion of due diligence by the Company, which shall be on or prior to the 30th day from the date of the Securities Purchase Agreement.

In addition, on July12, 2024, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Target such that the Target shall prepare and, as soon as practicable, but in no event later than 150 days after the Closing Date (as defined in the Securities Purchase Agreement), file with the SEC a registration statement on Form S-3 covering the resale of all of the Registrable Securities (as defined in the Registration Rights Agreement), provided that such registration statement shall include all of the Registrable Securities as of the date such registration statement is initially filed with the Commission; provided further that if Form S-3 is unavailable for such a registration of all the Registrable Securities, the Company shall use such other form as is required therein.

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

xSigma Trading’s services and products will be offered worldwide, excluding residents of the United States, and are tailored to both retail and institutional investors. Currently, xSigma Trading is open for beta testing with plans to launch live trading in the future. xSigma Corporation is actively seeking partners that are licensed in the markets that xSigma Trading will be launching in and plans to apply for its own license in the future. See “Item 3. Key Information – D. Risk Factors – Risks Related to The Equity, Contract For Differences (CFD) and Crypto Trading Platform.”

The above-mentioned platforms are intended for internal use which is to provide services to customers and the Company does not have any plan to market the software for sales externally. In exchange of the development services provided, the Company paid consideration in the form of cash, stock and stock warrants, and all the costs incurred during the Application development Stage were capitalized pursuant to ASC 350-40-25.

During 2023 fiscal year, the Company evaluated the recoverability of the above-mentioned platforms, including Defi Exchange, xSigma Trading, and MaximNFT pursuant to ASC 360-10-35-21 and concluded that the carrying value of the three platforms may not be recoverable as it projects that the platform is likely to have continuing losses and it’s more likely than not this platform will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The Company wrote off the carrying value of the platform and recorded a loss of $10,346,769.

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

Strategic Partners. There’re many water and gas transmission companies in China, and it would be very time-consuming if we negotiate with each of them one by one on the terms of our order contract. To better market our products to these utility companies, we have invited some of them to conduct on-site visit to check our production facility, quality control protocols, production capability, and research and development capacity to demonstrate our value as a supplier compared to other competitors on the market. Once approved by these utility companies’ internal assessment teams, we will be pre-approved as their “qualified supplier”, which would exempt our company form their production inspection process when they place orders. We have been pre-approved as “qualified supplier” many companies. These companies present us with potential long term opportunities for large scale project, which would require a large volume of piping products over multiple years. In addition, we would be able to advantage of their business network. We currently do not directly supply to some of our partners and instead we rely on local distributors and wholesalers to deal with specific projects due to the complex of each project. However, to provide goodwill and value-add to our customers in addition to our quality products, we prioritize the production of their orders and plan to offer them with engineering advisory and post-sales maintenance services in the future. We also have staffed experienced engineers available to resolve any installation or maintenance issues that these end users may encounter.

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

We find that primarily sold through distributors, our products are mostly embraced by two categories of end users: those within the water transmission industry and those within the gas transmission. Our clients scatter in diverse industries including, but not limited to, water treatment, real estate development, hospitality, hospital, gas supply, and school. We consider our major customers in each period to be those customers that accounted for more than 10% of overall revenues in such period. We had no major customer during the fiscal year ended September 30, 2023, 2022 and 2021.

Suppliers

We consider our major vendors in each period to be those vendors that accounted for more than 10% of overall purchases in such period. We had two vendors during the fiscal year ended September 30, 2023, who collectively accounted for 52.21% of total purchases . We had two vendors during the fiscal year ended September 30, 2022, who collectively accounted for 64.31% of total purchases. We had three major vendors during the fiscal year ended September 30, 2021, who collectively accounted for 72.52% of total purchases. We purchase from a variety of suppliers and believe these raw materials are widely available. If we were unable to purchase from our primary suppliers, we do not expect we would face difficulties in locating another supplier at substantially the same price. We have secure and efficient access to all the raw materials necessary for the production of our products. We believe our relationships with the suppliers of these raw materials are strong. While the prices of such raw materials may vary greatly from time to time, we believe we could hedge such risk by adjusting our price or absorb the higher cost at times if necessary. See “Item 3.D Risk Factors — Risks Related to Our Business and Industry — The loss of any of our key vendors could have a materially adverse effect on our results of operations.”

Seasonality

We have in the past experienced, and expect in the future to continue to experience, limited seasonal fluctuations in our revenues and sales as a result of the holiday season, weather and customers’ buying patterns. We recorded relatively lower revenue during Lunar New Year (normally in January or February) owing to fewer business activities in Mainland China. Besides, revenue in the summer months is relatively lower than in other periods throughout the year, as purchase orders and production level fell due to high temperature.

Raw Material Sourcing

We use various commercially available raw materials and components in our business, including carbon steel and stainless steel, which are key inputs in our manufacturing process. Our raw materials are sourced from multiple vendors and are not considered precious metals. Despite a volatile steel market and increased pricing pressure on stainless steel direct materials, we have employed strategic inventory purchases and negotiated fixed-price supply contracts to help mitigate the impact to our product cost and improve financial planning.   See “Item 3.D Risk Factors — Risks Related to Our Business and Industry — Any decline in the availability or increase in the cost of raw materials could materially affect our earnings” and “— Our business could be materially harmed by the ongoing coronavirus (COVID-19) pandemic”.

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

Regulations in the PRC

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

Regulations Relating to M&A Rules and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

According to the Anti-Monopoly Law which took effect as of August 1, 2008, where the concentration of business operators reaches the filing thresholds stipulated by the State Council, business operators shall file a declaration with the SAMR, and no concentration shall be implemented until the SAMR clears the anti-monopoly filing. Pursuant to the Notice of the General Office of the State Council on the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors and the Security Review Rules issued by the General Office of the State Council on February 3, 2011 and became effective on March 3, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns, and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns, are subject to strict review by the PRC government authorities. On August 25, 2011, the MOFCOM issued the Provisions of the Ministry of Commerce for the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which provides that if a foreign investor’s merger or acquisition of a domestic enterprise falls within the scope of security review specified in the Notice of the General Office of the State Council on the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, the foreign investor shall file an application with MOFCOM for security review. Whether a foreign investor’s merger or acquisition of a domestic enterprise falls within the scope of security review or not shall be determined based on the substance and actual influence of the merger or acquisition transaction. No foreign investor is allowed to substantially avoid the security review in any way, including but not limited to, holding shares on behalf of others, trust arrangements, multi-level reinvestment, leasing, loans, contractual control, or overseas transactions.

On February 17, 2023, the CSRC released Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) which came into effect on March 31, 2023. Pursuant to Trial Measures, a PRC domestic company that seeks to offer and list securities in overseas markets, either in direct or indirect overseas offering, shall fulfill the filing procedure with the CSRC per requirement of the Trial Measures, submit relevant materials that contain a filing report and a legal opinion, and provide truthful, accurate and complete information on the shareholder and etc. Direct overseas offering and listing by domestic companies refers to such overseas offering and listing by a joint-stock company incorporated domestically. Any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect offering and listing in overseas market and, therefore, be subject to filing requirement: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in the Mainland China, or its main places of business are located in the Mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in the Mainland China. The determination as to whether or not an overseas offering and listing by domestic companies is indirect, shall be made on substance over form basis. In addition, initial public offerings or listings in overseas markets or subsequent securities offerings and listing of an issuer in overseas market other than where it has offered and listed shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. Subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within 3 working days after such offering is completed. A PRC domestic company that seeks to directly or indirectly list its domestic assets in overseas markets through single or multiple acquisitions, share swaps, transfers of shares or other means, shall also fulfil the filing procedure as prescribed above. Furthermore, upon the occurrence of any of the material events specified below after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to CSRC within 3 working days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities; (iii) change of listing status or transfer of listing segment; (iv) voluntary or mandatory delisting. Where an issuer’s main business undergoes material changes after overseas offering and listing, and is therefore beyond the scope of business stated in the filing documents, such issuer shall submit to the CSRC an ad hoc report and a relevant legal opinion issued by a domestic law firm within 3 working days after occurrence of the changes. However, the PRC Companies already listed overseas before effectiveness of Trial Measures are not required to submit any records with the CSRC until they have successive refinancing demand or other filing requirement. A six-month transition will be given to PRC domestic enterprises that have obtained the approval of overseas regulatory bodies or exchanges since implementation date of the Trial Measure but have not completed the overseas listing. If they fail to complete the overseas listing within six months, they should file records with CSRC according to the requirements. The Trial Measure further stipulate that CSRC may order rectification, issue warnings, and impose a fine between RMB1 million and RMB10 million if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Trial Measure.

On February 24, 2023, the CSRC, together with other PRC government authorities, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality and Archives Administration Provisions”), which came into effect on March 31, 2023. The Confidentiality and Archives Administration Provisions require, among others, that PRC domestic enterprises seeking to offer and list securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting files or copies of important preservation value to the state and society shall be subject to corresponding procedures in accordance with relevant laws and regulations.

Regulations Relating to Cybersecurity and Privacy Protection

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted legislation on the Internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services which was promulgated by MIIT on December 29, 2011, an Internet content service operator may not collect any user personal information or provide any such information to third parties without the consent of a user, unless otherwise stipulated by laws and administrative regulations. An Internet content service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An Internet content service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the Internet content service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunication regulatory authority.

In addition, the Decision on Strengthening Network Information Protection, which was promulgated by the Standing Committee of NPC on December 28, 2012, provides that electronic information that is able to identify personal identities of citizens or is concerned with personal privacy of citizens is protected by law and shall not be unlawfully obtained or provided. Internet content service operators collecting or using personal electronic information of citizens shall specify purposes, manners and scopes of information collection and use, obtain the consent of citizens concerned, and strictly keep confidential personal information collected. Internet content service operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with personal information collected. Technical and other measures are required to be taken by Internet content service operators to prevent personal information collected from unauthorized disclosure, damage or being lost. Internet content service operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of websites concerned, public security administration punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on Internet privacy.

Pursuant to the Order for the Protection of Telecommunication and Internet User Personal Information which was promulgated by MIIT on July 16, 2013, any collection and use of users’ personal information must be subject to the consent of the users, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. Pursuant to the Ninth Amendment to the Criminal Law which was issued by the Standing Committee of NPC on August 29, 2015 and became effective on November 1, 2015, any Internet service provider that fails to fulfill obligations to manage information and network security as required by applicable laws and refuses to rectify upon orders from government authorities, will be subject to the criminal penalty if such failure (i) causes dissemination of illegal information in large scale; (ii) causes user information leaks resulting in severe consequences; (iii) causes serious loss of evidence to criminal investigations; or (iv) implicates other severe circumstances. Moreover, any individual or entity that (i) sells or provides personal information to others in violation of applicable laws, or (ii) steals or illegally obtains any personal information, in either case implicating severe circumstances, will be subject to the criminal penalty. The PRC government, however, has the power and authority to order Internet content service operators to turn over personal information if an Internet user posts any prohibited content or engages in illegal activities on the Internet.

To further regulate cybersecurity and privacy protection, the PRC Cybersecurity Law which was promulgated by the Standing Committee of NPC on November 7, 2016 and took effect on June 1, 2017, provides that: subject to certain exceptions, (i) to collect and use personal information, network operators must follow the principles of legitimacy, rightfulness, and necessity, disclose their rules of data collection and use, clearly express the purposes, means, and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators can neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered, and must dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators cannot divulge, tamper with, or damage the personal information they have collected, and cannot provide the personal information to others without the consent of persons whose data is collected. According to the PRC Cybersecurity Law, personal information refers to all kinds of information that are recorded electronically or that can otherwise be used to independently identify or be combined with other information to identify natural persons’ personal information, including but not limited to natural persons’ names, dates of birth, identification numbers, biologically identified personal information, addresses, and telephone numbers. Any Internet information services provider that violates these privacy protection requirements under the PRC Cybersecurity Law and related laws and regulations may be ordered to turn in illegal gains generated from unlawful operations and pay a fine of no less than one but no more than ten times of the illegal gains and may be ordered to cease the relevant business operations when the violation is serious.

On June 28, 2016, the CAC issued the Administrative Provisions on Mobile Internet Applications Information Services, which became effective on August 1, 2016, to further strengthen the regulation of the mobile app information services. Pursuant to these provisions, owners or operators of mobile apps that provide information services are required to be responsible for information security management, establish and improve the protective mechanism for user information, observe the principles of legality, rightfulness and necessity, and expressly state the purpose, method and scope of, and obtain user consent to, the collection and use of users’ personal information.

On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate issued the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, or the Personal Information Interpretations, which became effective on June 1, 2017. The Personal Information Interpretations provides more practical conviction and sentencing criteria for the infringement of citizens’ personal information.

On January 23, 2019, the PRC Office of the Central Cyberspace Affairs Commission and other three authorities jointly issued the Circular on the Special Campaign of Correcting Unlawful Collection and Usage of Personal Information via Apps. Pursuant to this circular, (i) app operators are prohibited from collecting any personal information irrelevant to their services; (ii) information collection and usage policy should be presented in a simple and clear way, and such policy should be consented by the users voluntarily, and; (iii) authorization from users should not be obtained by coercing users with default or bundling clauses or making consent a condition of service. App operators violating these rules can be ordered by authorities to correct their noncompliance within a given period of time, be publicly reported, or ordered to quit its operation or cancel its business license or operational permits.

On April 10, 2019, the Ministry of Public Security promulgated the Guidelines for Internet Personal Information Security Protection, which establishes the management mechanism, security technical measures and business workflows for personal information security protection. On August 22, 2019, the CAC promulgated the Provisions on the Cyber Protection of Children’s Personal Information which requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians.

On November 28, 2019, the CAC, MIIT, the Ministry of Public Security and SAMR jointly promulgated the Measures for the Determination of the Collection and Use of Personal Information by Apps in Violation of Laws and Regulations, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and social supervision by citizens.

On May 28, 2020, the NPC approved the Civil Code of the PRC or the Civil Code, which came into effect on January 1, 2021. Pursuant to the Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual that needs to obtain personal information of others shall obtain such information legally and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others. Furthermore, information processors shall not divulge or tamper with personal information collected or stored by them; without the consent of a natural person, information processors shall not illegally provide personal information of such person to others, except for information that has been processed so that specific persons cannot be identified and that cannot be restored. In addition, an information processor shall take technical measures and other necessary measures to ensure the security of the personal information that is collected and stored and to prevent the information from being divulged, tampered with or lost; where personal information has been or may be divulged, tampered with or lost, the information processor shall take remedial measures in a timely manner, inform the natural person concerned in accordance with the provisions and report the case to the relevant competent department.

On August 20, 2021, the SCNPC adopted the Personal Information Security Law, which took effect on November 1, 2021. The Personal Information Protection Law includes the basic rules for personal information processing, the rules for cross-border provision of personal information, the rights of individuals in personal information processing activities, the obligations of personal information processors, and the legal responsibilities for illegal collection, processing, and use of personal information. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

On November 14, 2021, the CAC published the Regulations of Internet Data Security Management (Draft for Comments), which further regulate the internet data processing activities and emphasize the supervision and management of network data security, and further stipulate the obligations of internet platform operators, such as to establish a system for disclosure of platform rules, privacy policies and algorithmic strategies related to data. Specifically, the draft regulations require data processors to, among others, (i) adopt immediate remediation measures when finding that network products and services they use or provide have security defects and vulnerabilities, or threaten national security or endanger public interest, and (ii) follow a series of detailed requirements with respect to processing of personal information, management of important data and proposed overseas transfer of data. In addition, the draft regulations require data processors handling important data or the data processors to be listed overseas to complete an annual data security assessment and file a data security assessment report to applicable regulators. Such annual assessment, as required by the draft regulations, would encompass areas including, but not limited to, the status of important data processing, data security risks identified and the measures adopted, the effectiveness of data protection measures, the implementation of national data security laws and regulations, data security incidents that occurred and their handling, and a security assessment with respect to sharing and provision of important data overseas. As of the date of this annual report, the draft regulations have been released for public comment only and have not been formally adopted. The final provisions and the timeline for its adoption are subject to changes and uncertainties.

Currently, our business does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. Based on the advice of PRC counsel and our understanding of currently applicable PRC laws and regulations, our registered public offering in the U.S. is not subject to the review or prior approval of the CAC.

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

4.C.	Organizational Structure

Below is a chart illustrating our current corporate structure:

4.D.	Property and Plants

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. We were granted land use rights for our facilities in Wenzhou, which expires on November 30, 2052. Following is a list of our properties, all of which we own the land use rights to:

Property	Duration of Land Use Rights	Space	Ground Floor Area
No. 678 Dingxiang Road, Binhai Industrial Park Economic & Technology Development Zone Wenzhou, Zhejiang Province P.R. China 325020	December 1, 2002 - November 30, 2052	19,427 m2	9,600 m2
Longlian Plaza Building #3, Yongzhong Boulevard, 167 North Luodong Road, Suite 702, Longwan District, Wenzhou, Zhejiang Province, P.R. China	August 19, 2016 – November 12 2051	1012 m2	—
23 units of Xuri Xiaoqu, B404 Binhai Industrial Park Economic & Technology Development Zone Wenzhou, Zhejiang Province P.R. China 325020	March 31, 2003 – March 31, 2073	1377.14 m2	—

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

Zhejiang Province, where we conduct a substantial part of our business, was materially impacted by the COVID-19. We followed the recommendations of local health authorities to minimize exposure risk for our employees, including the temporary closure of our offices and suspension of marketing activities, and having employees work remotely. Our on-site work was not resumed until mid-March 2020 upon approval from the local government. Due to the extended lock-down and self-quarantine policies in China, we experienced significant business disruption during the lock-down period from February to mid-March. The production of the Company’s suppliers and logistics services were suspended since early February and did not resume until February 25, 2020 and was picking up slowly after China reopened businesses nationwide. During the fiscal year 2022, the Company experienced delays in the purchase of raw material from supplies and delivery of products to domestic customers in China on a timely basis as a consequence of travel restrictions. Although the situation has eased since mid-May 2022, the number of orders placed by the customers was affected, as the business of those customers was negatively impacted. Meanwhile, the prices of the raw materials have also risen significantly since October 2021, especially the nickel which is an important component of stainless steel. Our management believes that the above negative impacts of the COVID-19 pandemic had a negative impact on our overall business operations and financial results for the fiscal year 2022. For the fiscal year 2023, many of the restrictive measures previously adopted by the PRC governments at various levels to control the spread of the COVID-19 virus have been revoked or replaced with more flexible measures since December 2022. The revocation or replacement of the restrictive measures to contain the COVID-19 pandemic had a positive impact on our normal operations.

The extent to which the COVID-19 outbreak impacts our financial condition and results of operations for the full year of 2024 cannot be reasonably estimated at this time and will depend on future developments that currently cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the COVID-19 outbreak or treat its impact, the government steps to combat the virus, the disruption to the general business activities of the PRC and the impact on the economic growth and business of our manufacturers and distributors for the foreseeable future, among others.

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

The following table presents an overview of our results of operations for the years ended September 30, 2023, 2022 and 2021:

	For the year ended September 30,
	2023	2022	2021
Revenues	$111,599,686	$102,391,636	$99,407,217
Cost of sales	(110,303,270)	(94,796,037)	(92,936,029)
Gross profit	1,296,416	7,595,599	6,471,188

Operating expenses:
Selling and marketing expenses	2,117,810	2,380,429	3,117,906
General and administrative expenses	5,144,340	5,421,575	5,772,710
Asset impairment loss	53,203,517	2,771,019	—
Research and development costs	1,274,337	987,186	1,234,161
Total operating expenses	61,740,004	11,560,209	10,124,777

Operating loss	(60,443,588)	(3,964,610)	(3,653,589)

Other income (expenses):
Interest expenses	(1,583,734)	(3,451,665)	(1,196,648)
Interest income	36,699	109,290	13,733
Income on investment	—	—	50,649
Other income (expense), net	240,378	(88,125)	431,438
Total other expenses, net	(1,306,657)	(3,430,500)	(700,828)

Loss before income taxes	(61,750,245)	(7,395,110)	(4,354,417)

Income tax recovery	459,855	1,340,844	552,146

Net loss	$(61,290,390)	$(6,054,266)	$(3,802,271)
Net (loss) income attributable to non-controlling interests	229,596	(27,147)	2,757

Net loss attributable to ZK International Group Co., Ltd.	(61,060,794)	(6,081,413)	$(3,799,514)

Net loss	(61,290,390)	$(6,054,266)	$(3,802,271)

Other comprehensive (loss) income:
Foreign currency translation adjustment	(549,332)	(5,504,385)	2,423,439

Total comprehensive loss	$(61,839,722)	$(11,558,651)	$(1,378,832)

Revenue

Revenues increased by $9,208,050 or 8.99%, to $111,599,686 for the year ended September 30, 2023 from $102,391,636 for the year ended September 30, 2022. The increase in revenues was primarily driven by the following factors:

1)	During the fiscal year 2023, the decline of real estate market in China, especially the collapse of Evergrande, has set pressure on the steel pipe market. To strengthen the cash flow and expand our market share, we lowered our weighted average selling price (“ASP”) to boost our sales volume. However, we have observed the recovery of real estate market and increase of market demand for the first quarter of 2024 fiscal year, we expect to increase ASP for the 2024 fiscal year.
2)	During 2023 fiscal year, the average selling price of electrolytic nickel increased by 33.33% from RMB 113,716 per ton in fiscal year 2022 to RMB 151,619 in fiscal year 2023; the average selling price of steel strip decreased by 1.82% from RMB 20.3 per kilogram in fiscal year 2022 to RMB 19.93 in fiscal year 2023; the average selling price of steel pipe decreased by 20.25% from RMB 140.26 per piece in fiscal year 2022 to RMB 111.86 in fiscal year 2023; the average selling price of pipe fittings decreased by 4.86% from RMB 22.65 each in fiscal year 2022 to RMB 21.55 in fiscal year 2023.

3)

Due to the decrease of product prices, we had an overall increase in sales volume. The sales volume of steel strip increased by 87.73% from 753.91 tons in fiscal year 2022 to 1,415.29 tons in fiscal year 2023; Sales volume of pipes increased by 0.42% from 592,919 in fiscal year 2022 to 595,395 in fiscal year 2023; The sales volume of pipe fittings increased by 29.28% from 7,103,894 pieces in fiscal year 2022 to 9,183,690 pieces in fiscal year 2023.

Revenues increased by $2,984,419 or 3.00%, to $102,391,636 for the year ended September 30, 2022 from $99,407,217 for the year ended September 30, 2021. The increase in revenues was primarily driven by the following factors:

1)

During the fiscal year 2022, we observed an increase of raw materials, especially the price of nickel which is an important component of stainless steel. To minimize the impact the rise of raw material price, we increased our weighted average selling price (“ASP”) during the fiscal year 2022.

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

Gross profit

Our gross profit decreased by $6,299,183 or 82.93% to $1,296,416 for the year ended September 30, 2023 from $7,595,599 for the year ended September 30, 2022. Gross profit margin was 1.16% for the year ended September 30, 2023, as compared to 7.42% for the year ended September 30, 2022. The decrease of gross profit was primarily due to decreased weighted average selling prices while our cost of raw material remained stable. However, we have observed the recovery of real estate market and increase of market demand for the first quarter of 2024 fiscal year, we expect to increase ASP for the 2024 fiscal year which will improve our gross margin.

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

Selling and Marketing Expenses

We incurred $2,117,810 in selling and marketing expenses for the fiscal year ended September 30, 2023, compared to $2,380,429 for the fiscal year ended September 30, 2022. Selling and marketing expenses decreased by $262,619 or 11.03%, during the fiscal year ended September 30, 2023 compared to the fiscal year ended September 30, 2022. This decrease is primarily due to decreases in sales payroll expenses, compensation for the sales personnel, freight expenses, and transportation fee during the year.

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

General and Administrative expenses

We incurred $5,144,340 in general and administrative expenses for the fiscal year ended September 30, 2023, compared to $5,421,575 for the fiscal year ended September 30, 2022. General and administrative expenses decreased by $277,235, or 5.11%, for the fiscal year ended September 30, 2023 compared to the fiscal year ended September 30, 2022. The slight decrease is mainly attributable to the decreased employee compensation and benefit expense and consulting expenses incurred during the fiscal year 2023.

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

Asset impairment costs

CG Malta Holding Limited (“CG Malta”)

On April 8, 2021, the Company through its wholly-owned subsidiary xSigma Entertainment Limited (“xSigma Entertainment”) entered into a Subscription of Shares Agreement (the “Subscription Agreement”) with CG Malta on April 4, 2021, pursuant to which xSigma Entertainment acquired 12% interest in CG Malta through xSigma Entertainment for US$15 million and agreed to subscribe to an additional number of ordinary shares in CG Malta for a total purchase price of US$35 million, which will guarantee to xSigma Entertainment an additional 13% interest in CG Malta, subject to the signing of a separate subscription agreement not later than four months from April 4, 2021. On August 4, 2021, xSigma Entertainment entered into an amendment to the Subscription Agreement, pursuant to which the subscription to the ordinary shares in CG Malta for a total purchase price of US$35 million will be subject to signing of a separate subscription agreement no later than January 1, 2022. The Company completed an investment of US$10 million in CG Malta in September 2021, and as a result of the investment the Company has an ownership of 15.73% on CG Malta.

For the 2021 and 2022 fiscal years, CG Malta achieved high growth with its online gaming services launched in more than 10 states in US with high growth rate of Real Money Handle and First-Time Depositor. Below is a snapshot of CG Malta’s market access in United States as of September 30, 2022:

Near-Term
MARKET ACCESS

Rapidly expanding real-money online gaming and pari-mutuel powered offering

- Beginning in Q1/Q2 of 2021, MaximBet signed a series of 10-year online sports betting and/or iGaming market access deals with Caesars Entertainment
- MaximBet continues to pursue new online sports betting and/or iGaming market access opportunities in commercially viable jurisdictions
- Beginning in Q4 2022, pari-mutuel powered MaximBet Spin will be widely available, including in states with no other forms of regulated online gaming

ON
AGCO
OR
CA
MT
ND
SD
NE
MN
WI
IA
CO
KS
MO
NM
OK
IN
OH
PA
NY
VM NH
MA
RI
CT
NJ
DE
MD
WV
KY
TN
MS
AL
LA
FL
CAESARS
ENTERTAINMENT

OSB/iGaming: Live | Market Access (signed) | Market Access (terms agreed) | Direct Access (preparing/finalizing application)

Combined Adult Population: ~71mm

Pari-Mutuel: Licensing Complete | Nearing Licensing Completion

Combined Adult Population: ~140mm

MAXIMBET

OSB/iGaming market access deals are subject to obtaining all necessary gaming approvals and licenses

6

As of September 30, 2022, 48 U.S. states have some form of legalized gaming (including the lottery) and 26 have legalized online sports betting and/or iGaming. To address the increasing market demand, CG Malta made Market Rollout Plan as follows:

As of September 30, 2022, the Company carried this investment at its cost in the amount of $25,000,000. For the year ended September 30, 2022, no impairment was recognized for the investment in CG Malta. However, during the 2023 fiscal year, the competition of gaming market has been increasingly intense. Market bullishness and valuations peaked in early-2023 and declined rapidly from there, preventing CG Malta from raising further capital to execute its business plan. For the best interest of the Company’s shareholder, the Company decided to stop funding CG Malta and instead demanded the management team of CG Malta took active measures to achieve organic growth and healthy cash flow. However, the business was unable to raise the capital required to fund the business plan, and therefore the shareholders of CG Malta passed shareholder resolution on November 27, 2023 to cease operations of CG Malta and wind up the entity. For the year ended September 30, 2023, the Company has written off the investment in CG Malta and recorded impairment loss of $25,000,000.

Software Platforms

During the fiscal year ended September 30, 2021, the Company entered into a series of consulting agreements with third-party entity and individuals to develop and implement the following software platforms:

●The DeFi (decentralized finance) Protocol, a stablecoin DEX (decentralized exchange) and liquidity mining platform, available at https://xsigma.fi.

●Two flagship trading platforms, “xSigma Trading” for CFD trading and “xSigma Trader” for Crypto, Crypto Options and Crypto derivatives.

●MaximNFT platform (“MaximNFT”), available at www.maximnft.com, the exclusive NFT (Non-Fungible Token) marketplace partners with Maxim, the iconic men’s lifestyle brand. It will allow customers to create and sell NFTs on various blockchains, including, but not limited to, Ethereum, Binance Smart Chain, and Polkadot.

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

During 2023 fiscal year, the Company evaluated the recoverability of the three platforms, including Defi Exchange, xSigma Trading, and MaximNFT pursuant to ASC 360-10-35-21 and concluded that the carrying value of the three platforms may not be recoverable as it projects that the platform is likely to have continuing losses and it’s more likely than not this platform will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The Company wrote off the carrying value of the platform and recorded a loss of $10,346,769.

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

Long-term Prepayment.

During 2021 fiscal year, the Company pledged cash deposit of RMB 74,317,541 to one third party entity, which the Company is seeking to acquire certain percentage of ownership of (the “Target Company”). The deposit was used as acquisition deposits required by the Target Company in order to execute their respective acquisition memorandum which details the acquisition and valuation methods but is not legally binding. In the case that the acquisition is approved by both parties, the deposits will be used as initial payments and offset the total cash considerations of the deal. If any of the acquisition failed to be approved, the Target Companies are obligated to return the deposit. During the fiscal year ended September 30, 2022, the proposed acquisition was terminated due to the target was acquired by a Chinese State Owned Enterprise, and the Target Company is obligated to return the fund to the Company. The Company reached oral agreement with the Target Company to settle all or part of its outstanding long-term deposit by acquiring its patents. During the fiscal year ended September 30, 2023, the Company and Target Company agreed on certain research and development arrangements which Target Company was delegated to conduct certain research and development programs. The arrangements were intended to strengthen the Company’s competitive advantage by leveraging the Target Company’s research capabilities. The Company is not obligated to fund the research and development programs but having the right of first refusal to acquire any patent or technical innovation generated out of the programs. Patent or technical innovation, if acquired by the Company, will be appraised and the appraised value will settle all or part of the outstanding long-term deposit. However, during the fiscal year ended September 30, 2023, no patent or technical innovation was materialized, and the Company demanded the payback of the long-term prepayment. Due to the uncertainty of collection and prospect of the research programs, the Company has written off approximately of $9.83 million long-term prepayment.

Credit Loss of Accounts Receivable

The Company recorded provision for credit loss of accounts receivable of approximately $6.74 million. During 2023 fiscal year, the Company evaluated the collectability of its accounts receivable and wrote off the long-aging portion which it determined that the likelihood of collection is not probable.

Research and Development Expenses

We incurred $1,274,337 in research and development expenses for the fiscal year ended September 30, 2023, compared to $987,186 for the fiscal year ended September 30, 2022. R&D expenses increased by $287,151, or 29.09%, for the fiscal year ended September 30, 2023 compared to the fiscal year ended September 30, 2022. The increase was primarily due to the increased research and development activities during fiscal year 2023.

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

Income from operations

As a result of the factors described above, operating loss was $60,443,588 for the fiscal year ended September 30, 2023, compared to operating loss of $3,964,610 for the fiscal year ended September 30, 2022, an increase of operating loss of $56,478,979 or approximately 1424.58%.

As a result of the factors described above, operating loss was $3,964,610 for the fiscal year ended September 30, 2022, compared to operating loss of $3,653,589 for the fiscal year ended September 30, 2021, an increase of operating loss of $311,021 or approximately 8.51%.

Other income and expenses

Our interest income and expenses were $36,699 and $1,583,734, respectively, for the fiscal year ended September 30, 2023, compared to interest income and expenses of $109,290 and $3,451,665, respectively, for the fiscal year ended September 30, 2022. We also had government grant of $337,216 for financial support to the Company under local government’s innovation incentive programs which was recorded as other income in our Statement of Operations.

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

Net Income

As a result of the factors described above, our net loss for the fiscal year ended September 30, 2023 was $61,290,390 compared to net loss of $6,054,266 for the fiscal year ended September 30, 2022, an increase in loss of $55,236,125 or approximately 912.35%.

As a result of the factors described above, our net loss for the fiscal year ended September 30, 2022 was $6,054,266 compared to net loss of $3,802,271 for the fiscal year ended September 30, 2021, an increase in loss of $2,251,995 or approximately 59.23%.

Foreign currency translation

Our consolidated financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiaries is RMB. Results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period and equity is translated at historical exchange rates. Translation adjustments resulting from the process of translating the financial statements denominated in RMB into U.S. dollars are included in determining comprehensive income. Our foreign currency translation loss for the fiscal year ended September 30, 2023 was $549,332, compared to a currency translation loss of $5,504,385 for the fiscal year ended September 30, 2022, a decrease of $4,955,053. The decreased loss is primarily due to the depreciation of RMB against the U.S. dollars. Our foreign currency translation loss for the fiscal year ended September 30, 2022 was $5,504,385, compared to a currency translation gain of $2,423,439 for the fiscal year ended September 30, 2021, a decrease of $7,927,824. The increased loss is primarily due to the depreciation of RMB against the U.S. dollars.

B.	Liquidity and Capital Resources

As of September 30, 2023, 2022 and 2021, we had cash and cash equivalents of $5,045,406, $7,515,147, and $13,525,298 respectively. We believe that our current cash, cash to be generated from our operations and access to capital market will be sufficient to meet our working capital needs for at least the next twelve months.     However, we do not have any amounts committed to be provided by our related party. We are also not dependent upon future financing to meet our liquidity needs for the next twelve months. However, we plan to expand our business to implement our growth strategies in the water supply market and strengthen our position in the marketplace. To do so, we may need more capital through equity financing to increase our production and meet market demands. Substantially all of our operations are conducted in China and all of our revenues, expense, cash and cash equivalents are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict its ability to convert RMB into U.S. Dollars.

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Amounts restricted include the PRC subsidiaries’ paid-in capital and statutory surplus reserves of the Company’s PRC subsidiaries totaling $7,470,323 as of September 30, 2023 and $7,470,323 as of September 30, 2022. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Under PRC law, RMB is currently convertible into U.S. Dollars under a company’s “current account,” which includes dividends, trade and service-related foreign exchange transactions, without prior approval of the State Administration of Foreign Exchange (SAFE), but is not from a company’s “capital account,” which includes foreign direct investments and loans, without the prior approval of the SAFE. With respect to retained earnings accrued after such date, our board of directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our By-Laws, charter and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

We have limited financial obligations dominated in US dollars, thus the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on the liquidity, financial condition and results of operations of the Company.

Cash Flow Summary

	Years ended September 30,
	2023	2022	2021
Net cash used in operating activities	$(1,905,912)	$(2,072,220)	$(3,479,064)
Net cash used in investing activities	(2,294,462)	(2,108,436)	(27,146,073)
Net cash provided by (used in) financing activities	2,068,157	(969,956)	40,241,501
Effect of exchange rate changes on cash	(439,515)	(835,453)	227,305
Net (decrease) increase in cash	$(2,571,733)	$(5,986,065)	$9,843,669
Cash, cash equivalents and restricted cash at beginning of period	7,617,139	13,603,204	3,759,535
Cash, cash equivalents and restricted cash at end of period	$5,045,406	$7,617,139	$13,603,204

Operating Activities:

Net cash used in operating activities for the year ended September 30, 2023 was approximately $1.91 million, which was primarily attributable to a net loss approximately $61.29 million, adjusted for non-cash items for approximately $56.75 million and adjustments for changes in working capital approximately $2.63 million. The adjustments for changes in working capital mainly included:

(i)	Decrease in accounts receivable of approximately $8.17 million – our accounts receivable decreased significantly because we collected a significant amount from certain customers during 2023 fiscal year. During 2023 fiscal year, the Company evaluated the collectability of its accounts receivable and wrote off the long-aging portion which it determined that the likelihood of collection is not probable

The following table is our net accounts receivable aging schedule, including our long-term accounts receivable, as of September 30, 2023, 2022, and 2021:

	Total	< 1 Year	1-2 Years	2-3 Years	> 3 Years
As of September 30, 2023	$20,264,696	$10,802,879	$7,582,067	$1,879,750	$—
As of September 30, 2022	$35,885,121	$28,168,738	$3,009,316	$2,896,393	$1,810,674
As of September 30, 2021	$27,124,959	$11,594,453	$7,668,524	$6,422,535	$1,439,447

(ii)	Decrease in inventories of approximately $2.87 million for the year ended September 30, 2023 because of the order fulfillment and product delivery to our customers. During the 2023 fiscal year, the Company lowered its inventory level to strengthen the cash flow and operational liquidity.

(iii)	Decrease in accounts payables of approximately $7.45 million – During 2022 fiscal year we had increased raw material orders placed to our suppliers during August and September 2022 to match the production orders and delivery schedule we committed to our customers and thus resulted in a significant increase of accounts payable which was fully paid in the 2023 fiscal year.
(iv)	Decrease in accrued expenses and other current liabilities of approximately $1.92 million mainly due to decreased VAT tax payable which the Company paid during 2023 fiscal year.
(v)	Decrease in advance to suppliers of approximately $1.40 million mainly due to significant purchase order delivery from our suppliers during 2023 fiscal year which offset the advance balance.

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

The following table is our net accounts receivable aging schedule, including our long-term accounts receivable, as of September 30, 2022, 2021, and 2020:

	Total	< 1 Year	1-2 Years	2-3 Years	> 3 Years
As of September 30, 2022	$35,885,121	$28,168,738	$3,009,316	$2,896,393	$1,810,674
As of September 30, 2021	$27,124,959	$11,594,453	$7,668,524	$6,422,535	$1,439,447
As of September 30, 2020	$31,393,289	$21,234,779	$8,245,342	$1,259,192	$653,976

(ii)	Decrease in advances to suppliers of approximately $5.49 million for the year ended September 30, 2022 because of the order fulfillment by our suppliers which offset advance balances.
(iii)	Increase in accounts payables of approximately $8.80 million, primarily caused by the increased raw material orders placed to our suppliers during August and September 2022 to match the production orders and delivery schedule we committed to our customers and thus resulted in a significant increase of accounts payable.
(iv)	Decrease in advances from customers of approximately $3.66 million because of the product delivery to our customers which offset advance balances.

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

During the 2021 fiscal year, some of the major cities imposed certain lockdown and public health policies to contain the spread of covid-19, and as a result many of our customers’ projects were suspended and delayed which substantially delayed their payment. The Company evaluated the adequacy of our allowance for doubtful accounts based on individual account analysis, historical collection trends, and the financial position of our customer. We believe our allowance for doubtful accounts is adequate as most of the customers with accounts receivable greater than one year old are either companies funded by local government or companies with long-term partnership with us. As of June 15, 2022, we received subsequent collection of approximate $15 million.

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

Investing Activities:

Net cash used in investing activities was approximately $2.29 million for the year ended September 30, 2023. It was primarily attributable to the purchase of new equipment and CIP which approximately $1.59 million for production needs, and the purchase of intangible assets of approximately 0.71 million.

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

Financing Activities:

Net cash provided by financing activities was approximately $2.07 million for the year ended September 30, 2023. It was primarily attributable to the net proceeds of short-term bank borrowing of approximately $2.14 million and net proceeds from short-term investment of approximately $0.85 million, which is partially offset by net repayments to related party of approximately $0.92 million.

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

Credit Facility

In addition to equity financing, we mainly finance our operations through short-term and long-term revolving loans provided by a syndicate of banks, as listed in the table below. As of September 30, 2023, we had 10 outstanding short-term loans provided by five (5) banks, totaling RMB 68,500,000 in the aggregate, or approximately $9.39 million with a term of six months to one year and 6 outstanding long-term loans provided by three (3) banks, totaling RMB, 62,218,000 in the aggregate, or approximately $8.53 million with a term of more than one year. As per our agreement with these banks, all of the loans are expected to be renewed and funds can be accessed immediately when the outstanding principal and interest are repaid in full. This ensures that each loan can be repaid on time by both our working capital and the fund released from the other revolving loans. Most of our loans have fixed interest rate, while some loans are subject to variable interest rate, that are indicated in the table below. The weighted average annual interest rates 4.17% and 4.91% for the years ended September 30, 2023 and 2022, respectively.

Short-term bank borrowings consisted of the following at September 30, 2023:

	Amount -	Amount -	Issuance	Expiration
Bank Name	RMB	USD	Date	Date	Interest
Industrial Bank	6,000,000	822,368	2022-11-03	2023-11-03	4.50%
Industrial Bank	6,000,000	822,368	2022-11-04	2023-11-04	4.50%
China Everbright Bank	10,000,000	1,370,614	2023-06-30	2024-06-29	3.20%
China Minsheng Bank	1,000,000	137,061	2023-08-03	2024-03-01	3.75%
China Minsheng Bank	10,000,000	1,370,614	2023-08-04	2024-03-01	3.75%
China Minsheng Bank	5,000,000	685,307	2023-08-07	2024-03-01	3.75%
CZBANK	9,250,000	1,267,818	2023-08-08	2024-08-06	4.50%
CZBANK	1,250,000	171,327	2022-10-10	2023-10-09	5.00%
Shanghai Pudong Development Bank	9,000,000	1,233,553	2023-09-19	2024-03-19	4.75%
Shanghai Pudong Development Bank	11,000,000	1,507,676	2023-09-21	2024-03-21	4.75%
Total	68,500,000	9,388,706

Long-term bank borrowings consisted of the following at September 30, 2023:

	Amount -	Amount -	Issuance	Expiration
Bank Name	RMB	USD	Date	Date	Interest
China Minsheng Bank	10,000,000	1,370,614	2023-08-11	2025-08-11	3.80%
China Minsheng Bank	15,000,000	2,055,921	2023-08-14	2025-08-14	3.80%
China Minsheng Bank	20,000,000	2,741,228	2023-08-21	2025-08-20	3.80%
CZBANK	3,735,000	511,924	2023-03-14	2026-03-13	4.50%
Huaxia Bank	6,790,000	930,647	2023-03-27	2026-03-15	4.15%
Huaxia Bank	6,693,000	917,352	2023-03-28	2026-03-15	4.15%
Total	62,218,000	8,527,686

Short-term bank borrowings consisted of the following at September 30, 2022:

	Amount -	Amount -	Issuance	Expiration
Bank Name	RMB	USD	Date	Date	Interest
Industrial Bank	6,000,000	843,467	2021-11-08	2022-11-08	5.22%
Industrial Bank	7,000,000	984,044	2021-11-05	2022-11-05	5.22%
China Merchants Bank	13,000,000	1,827,511	2022-06-08	2022-12-07	4.80%
China Minsheng Bank	10,000,000	1,405,778	2022-09-09	2023-09-09	4.20%
China Minsheng Bank	15,000,000	2,108,667	2022-09-14	2023-09-14	4.20%
China Minsheng Bank	16,000,000	2,249,244	2022-09-08	2023-09-08	4.20%
China Minsheng Bank	20,000,000	2,811,555	2022-09-13	2022-09-13	4.20%
CZBANK	2,000,000	281,156	2022-03-02	2023-02-28	5.60%
CZBANK	3,000,000	421,733	2022-07-11	2023-07-10	5.00%
CZBANK	5,850,000	822,380	2022-07-21	2023-07-19	5.00%
CZBANK	1,000,000	140,578	2022-07-25	2023-07-24	5.00%
CZBANK	1,500,000	210,867	2022-08-05	2023-08-04	5.00%
CZBANK	1,400,000	196,809	2022-09-23	2023-09-22	5.00%
Huaxia Bank	3,000,000	421,733	2022-03-23	2023-03-15	5.30%
Huaxia Bank	4,000,000	562,311	2022-03-16	2023-03-01	5.30%
Huaxia Bank	6,900,000	969,987	2022-05-05	2023-04-15	5.30%
Total	115,650,000	16,257,820

These short-term bank borrowings are secured by the pledged assets listed below, and are guaranteed by certain shareholders, shareholders’ immediate family members and third-parties.

	As of September 30,
	2023	2022
Accounts receivable	$706,623	$—
Buildings, net	1,145,778	1,211,943
Land use rights, net	346,947	368,015
Machinery, net	—	134,076
Construction in progress	685,992	—
Deposit Receipt	—	702,889
Total	$2,885,340	$2,416,923

C. Research and development, patents and licenses

Research and Development

For the years ended September 30, 2023, 2022, and 2021 we spent $1,274,337, $987,186 and $1,234,161 respectively, on R&D. We anticipate that we will focus our research and development efforts on improving existing products and developing new technology in the coming years.

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

Going Concern Consideration

The consolidated financial statements for the years ended September 30, 2023 and 2022 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

As reflected in the consolidated financial statements, the Company has incurred net losses of $61,507,395, $6,054,266 and $3,802,271 for the years ended September 30, 2023, 2022 and 2021, respectively. The Company had accumulated deficits amounted to $47,881,492 as of September 30, 2023. Net cash used in operating activities was $2,122,917 for the year ended September 30, 2023. These conditions raised substantial doubts about the Company’s ability to continue as a going concern.

The Company meets its day-to-day working capital requirements through its bank facilities. Most of the bank borrowings as of September 30, 2023, that are repayable within the next 12 months, are subject to renewal, and the management is confident that these borrowings can be renewed upon expiration based on the Company’s past experience and credit history. In addition, the Company had a positive working capital of $18,376,141 as of September 30, 2023.

In order to strengthen the Company’s liquidity in the foreseeable future, the Company has taken the following measures:

(i)	Negotiating with banks in advance for renewal and obtaining new banking facilities;
(ii)	Taking various cost control measures to tighten the costs of operations; and
(iii)	Implementing various strategies to enhance sales and profitability.

However, there can be no assurance that these plans and arrangements will be sufficient to fund the Company’s ongoing capital expenditure, working capital, and other requirements. The accompanying consolidated financial statements do not include any adjustments related to the recoverability or classification of asset and the amounts or classification of liabilities that may result from the outcome of this uncertainty. If the going concern assumption is not appropriate, material adjustments to the financial statements could be required.

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

For the Company’s financial instruments, including cash and cash equivalents,   restricted cash, short-term investment, accounts receivable, accounts payable, short-term investment, other current assets, due to related parties, convertible notes, lease liabilities, other liabilities, notes receivable, notes payable, bank borrowings, long-term prepayment, long-term accounts receivable, other receivables and other borrowings, the carrying amounts approximate their fair values due to their short maturities as of September 30, 2023 and 2022. For lease liabilities, fair value approximates their carrying value at the year end as the interest rates used to discount the host contracts approximate market rates. The carrying amount of the non-current bank borrowings approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities.

The Company noted no transfers between levels during any of the periods presented. The company did not identify any instruments that were measured at fair value on a recurring nor non-recurring basis for the year ended September 30, 2023 and 2022. During the year ended September 30, 2021, the Company issued convertible notes and the convertible notes issued were classified as liabilities and measured at fair value on the issuance date, with changes in fair value recognized as other expense on the consolidated statements of operations and disclosed in the consolidated financial statements.

Critical Accounting Estimates.

The Company prepares the financial statements in conformity with U.S. GAAP, which requires it to make estimates and assumptions that affect its reporting of, among other things, assets and liabilities, contingent assets and liabilities and total revenues and expenses. On an on-going basis, the Company evaluates its estimates based on historical experience and on various other assumptions that from other sources. Since the financial reporting process inherently relies on the use of estimates and assumptions, the actual results could differ from what the Company expects. The Company considers an accounting estimate to be critical if: (i) the accounting estimate requires the Company to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that the Company reasonably could have used in the current period, would have a material impact on the financial condition or results of operations.

In preparing the consolidated financial statements, the directors are required to make judgements in making estimates and making assumptions about the future. These estimates could have a significant risk of causing a material adjustment to the carrying value of assets and liabilities in the future financial periods. The critical judgements that have been made in arriving at the amounts recognized in the consolidated financial statements are discussed below.

Impairment for non-financial assets. (Long-term prepayment, Long-term investment and Intangible assets)

The carrying value of the long-term prepayment are reviewed for impairment only when events indicate the carrying value may be impaired. Impairment assessments require the use of estimates and assumptions. The provision for impairment of non-financial assets is determined by review of the estimated future cash flows. To assess impairment, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time-value of money and risks specific to the related cash-generating unit. Significant judgement was applied in making estimates and assumptions about the future cash flows, including the appropriateness of discounts rates applied and operating performance.These critical estimates and assumptions are subject to risk and uncertainty. A significant, unforeseen downward adjustment in future prices and/or potential reserves could result in a material change in estimate non-financial assets impairment. Therefore, there is a possibility that changes in circumstances will impact the future cash flows or financial projections, which may impact the recoverable amount of those assets.

As disclosed in Note 7 to the Financial Statements, during the fiscal year ended September 30, 2023, the Company evaluated the recoverability of the three platforms, including Defi Exchange, xSigma Trading, and MaximNFT pursuant to ASC 360-10-35-21 and concluded that the carrying value of the three platforms may not be recoverable as it projects that the platform is likely to have continuing losses and it’s more likely than not this platform will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The Company wrote off the carrying value of the platform and recorded a loss of $10,346,769.

As disclosed in Note 8 to the Financial Statements, during the fiscal year ended September 30, 2023, due to he uncertainty of collection and prospect the research programs, the Company has fully written off of $9.83 million long-term prepayment.

As disclosed in Note 10 to the Financial Statements, during the fiscal year ended September 30, 2023, the Company has fully written of the investment in CG Malta and recorded impairment loss of $25,000,000 as CG Malta ceased operations and winded up.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2023:

	Payment Due by Period
		Less than	1 – 3	3 – 5	More than
Contractual Obligations	Total	1 year	years	years	5 years
Short-term bank loans*	$9,388,706	$9,388,706	$—	$—	$—
Long-term bank loans*	8,527,686	—	8,527,686	—	—
Convertible debentures	4,011,224	4,011,224	—	—	—
Total	$21,927,616	$13,399,930	$8,527,686	$—	$—

*    The numbers in the table are principle only and exclude interest payable.

G. Safe Harbor

See “SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.”

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Name	Age	Position(s)
Jiancong Huang	60	Chief Executive Officer and Chairman of the Board
Xiaofen Jin	43	Chief Financial Officer
Di Chen	33	Secretary
Guolin Wang	55	Director
Hedong Xu	48	Independent Director & Chairman of the Audit Committee
Lie Cao	46	Independent Director
Linge Zhou	45	Independent Director

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

Xiaofen Jin. Ms. Jin has served as the Chief Financial Officer of the Company’s PRC subsidiary, Zhejiang Zhengkang Industrial Co., Ltd., since March 2023. Ms. Jin has over ten years of experience in accounting and financial management. Prior to joining the Company, she served as the Chief Financial Officer of Zhejiang Kingstone Houseware Co., Ltd., a kitchen knives and cutlery manufacturer from October 2021 to February 2023. From April 2019 to October 2021, Ms. Jin served as the Chief Financial Officer of Fangzheng Valve Group Co., Ltd., an industrial valves manufacturer. From March 2015 to February 2019, Ms. Jin served as the Chief Financial Officer of Wenzhou Jiahe Investment Management Co., Ltd., a capital markets financial service company. From May 2011 to March 2015, Ms. Jin served as a Financial Manager of Zhejiang YAT Electric Appliance Co., Ltd., a garden machinery, electric tools and intelligent products manufacturer. Ms. Jin received an associate’s degree in Electronic Data Processing Accounting from Zhejiang University of Finance & Economics in 2002.

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

Hedong Xu. Mr. Hedong Xu is a seasoned financial professional with over two decades of experience. Mr. Xu has served as the managing partner at Wenzhou Dexin Certified Public Accountants Co., Ltd. since April 2018. Previously, he served as senior partner and department manager at Wenzhou Oujiang Certified Public Accountants Co., Ltd. from January 2006 to March 2018. In 2018, Mr. Xu founded Zhejiang Guanzhongtang Health Industry Co., Ltd., a company focusing on healthcare and agricultural tourism. In 2012, Mr. Xu founded Wenzhou Oujia Enterprise Service Co., Ltd., a company specializing in corporate and tax consulting services. Mr. Xu holds a mid-level accountant certification, and he is also qualified as a Certified Public Accountant, Certified Real Estate Appraiser, and Certified Asset Appraiser. Mr. Xu has engaged in a wide array of services including financial analysis, risk assessment, internal control and advisory services for investment and financing projects, corporate mergers and acquisitions, and shareholding system reforms. Mr. Xu received his bachelor’s degrees in accounting from the Open University of China.

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

6.B. Compensation

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

Director Compensation—For the fiscal years ended September 30, 2023 and 2022

During the fiscal years ended September 30, 2023 and 2022, no member of our board of directors, except the Non-Employee Directors as described below, received compensation in their capacity as directors.

Director Compensation—Non-Employee Directors

We entered into service agreement with our independent directors, pursuant to which we have agreed to pay Lie Cao and Linge Zhou cash compensation of $12,000 per year and our prior audit committee chairman Xuejie Lyu cash compensation of $15,200 per year. The salaries are paid quarterly with payroll dates on February 10, May 10, August 10 and November 10 in each year. For each of the fiscal years ended September 30, 2023 and 2022, we paid salaries for 4 quarters. Our current audit committee chairman Hedong Xu is entitled to receive cash compensation of RMB60,000 ($8,276) per year, effective on July 10, 2024, payable on a quarterly basis.

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

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the fiscal years ended September 30, 2023 and 2022.

				Stock	All Other
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Awards ($)	Compensation ($)	Total ($)
Jiancong Huang (1)	2023	85,066	0	0	0	85,066
Chief Executive Officer	2022	91,558	0	0	0	91,558
Shaochai Yang (2)	2023	33,176	0	(2)	0	33,176
Former Chief Financial Officer	2022	35,708	0	0	0	35,708
Xiaofen Jin (3)	2023	0	0	(2)	0	0
Chief Financial Officer	2022	0	0	0	0	0
Di Chen (4)	2023	17,013	0	0	0	17,013
Secretary	2022	18,312	0	(3)	0	18,312
(1)	We entered into an indefinite employment agreement with Jiancong Huang. Pursuant to the agreement, Mr. Huang has accepted the position of Chief Executive Officer and we have agreed to pay Mr. Huang an annual salary of RMB 600,000 (approximately $85,066).
(2)	We entered into an employment agreement with Shaochai Yang. Pursuant to the agreement, Ms. Yang accepted the position of Chief Financial Officer and agreed to pay Ms. Yang an annual salary of RMB 234,000 (approximately $33,176), We also issued 50,000 ordinary shares in June 2022 and 30,000 ordinary shares in March 2023 to Ms. Yang pursuant to our 2021 Stock Incentive Plan. See “- Equity Incentive Plan.” On July 20, 2023, Ms. Shaochai Yang tendered her resignation as the Chief Financial Officer of the Company.
(3)	Xiaofen Jin was appointed the Chief Financial Officer of the Company on July 21, 2023. We entered into an employment agreement with Xiaofen Jin. Pursuant to the agreement, Ms. Jin has accepted the position of Chief Financial Officer and we have agreed to pay Ms. Jin an annual salary of RMB 198,000 (approximately $28,072).
(4)	We entered into an employment agreement with Di Chen. Pursuant to the agreement, Mr. Chen has accepted the position of Secretary and we have agreed to pay Mr. Chen an annual salary of RMB 120,000 (approximately $17,013).

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

The following table summarizes, as of the date of this annual report, the number of the stock awards granted under the 2021 Stock Incentive Plan to our directors and executive officers.

Name	Number of Shares	Date of Issuance
Shaochai Yang	80,000	50,000 shares were issued on June 15, 2022 and, 30,000 shares were issued on March 15, 2023
Di Chen	30,000	June 15, 2022

As of the date of this annual report, other grantees under the 2021 Stock Incentive Plan as a group held awards representing 4,007,000 ordinary shares.

6.C. Board Practices

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors, including our Chief Executive Officer Jiancong Huang, Chief Financial Officer Xiaofen Jin and Secretary Di Chen. There is no family relationship among any of our directors or executive officers.

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

Board Committees

We have established and adopted charters for five standing committees under the board: the Audit Committee, the Compensation Committee, the Nomination Committee, Governance and Human Resources Committees and Enterprise Risk Oversight Committee. Except for the Enterprise Risk Oversight Committee, each Committee consists of only independent directors of the Company. The Board also adopted charters for i) the Enterprise and Risk Oversight Committee, ii) Risk and Information Security Committee, iii) Social Media Committee, and iv) Regulatory, Compliance & Government Affairs Committee. The charters will be implemented upon formation of each respective committee.

●	Audit Committee: Hedong Xu (Chair), Linge Zhou, Lie Cao
●	Compensation Committee: Hedong Xu (Chair), Linge Zhou, Lie Cao
●	Nomination Committee: Lie Cao (Chair), Hedong Xu, Linge Zhou

●	Governance and Human Resources Committee Committee: Linge Zhou (Chair), Lie Cao, Hedong Xu
●	Enterprise Risk Oversight Committee: Jiancong Huang (Chair), Lie Cao, Hedong Xu, Linge Zhou, Guolin Wang

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

Governance and Human Resources Committee

The Governance and Human Resources Committee shall be responsible for developing Company’s approach to the Board and corporate governance issues; helping to maintain an effective working relationship between the Board and management; exercising, within the limits imposed by the by-laws of the Company, by applicable laws, and by the Board, the powers of the Board for the management and direction of the affairs of the Company during the intervals between meetings of the Board; reviewing and making recommendations to the Board for the appointment of senior executives of the Company and for considering their terms of employment; reviewing succession planning, matters of compensation; recommending awards under the Company’s long term and short term incentive plans; assuming the role of administrator, whether by delegation or by statute, for the corporate-sponsored registered pension plans and the Supplementary Executive Retirement Plan of the Company and its wholly-owned subsidiaries and any future, additional or replacement plans relating to the plans; and monitoring the investment performance of the trust funds for the plans and compliance with applicable legislation and investment policies.

The Governance and Human Resources Committee shall also review any “red flags” or issues that may arise out of the Compensation Committee compensation and award recommendations and report them to the board of directors. The Compensation Committee and Governance and Human Resources Committee, at times, may be collaborative but will not coordinate as the process is intended to be a “checks and balance” approach. It is being set up as an internal control mechanism that would safeguard against fraud and errors due to omission.

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

Board Diversity Matrix

This table below provides certain information regarding the diversity of our Board as of the date of this annual report.

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

6.D. Employees

As of September 30, 2023, we employed a total of 282 employees, including 7 within management, 50 within the Research and Development Department, 159 within the Production Department, 32 within the Sales Department and 34 within the Administrative Support Department. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages. We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. All of our employees are covered by worker compensation insurance arising from any job-related injuries. With respect to retirement benefits, as most of our employees are from other cities outside of Wenzhou where their retirement insurances are registered locally at their respective hometowns. The authorities in Wenzhou have instead required companies in Wenzhou to increase their coverage for Migrant Workers Medical Insurance in order to improve workers’ employment welfare. 100% of our employees are covered by the five statutory social benefits, and 100% are covered by Occupational Injury Insurance. Companies are not required to make contribution to the local Housing Pension in Wenzhou for the employees and since most employees are from other regions outside of Wenzhou, most of them have opted out. As of September 30, 2023, we are making contribution to the Housing Pension for 12 employees.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A.	Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of the date of this annual report by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding Ordinary Shares;
●	Each of our director, director nominees and named executive officers; and
●	All directors and named executive officers as a group.

The number and percentage of Ordinary Shares beneficially owned are based on 36,147,625 Ordinary Shares issued and outstanding as of the date of this annual report. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at No. 678 Dingxiang Road, Binhai Industrial Park, Economic & Technology Development Zone, Wenzhou, P.R. China 325020. As of the date of this annual report, we have 140 shareholders of record.

	Amount of
	Beneficial	Percentage
Named Executive Officers and Directors	Ownership (1)	Ownership (2)
Directors and Named Executive Officers:
Jiancong Huang, Chief Executive Officer and Chairman (3) (4)	8,644,875	23.92%
Xiaofen Jin, Chief Financial Officer	0	—%
Di Chen, Secretary	30,000	0.08%
Guolin Wang, Director (4)	1,800,000	4.98%
Hedong Xu, Director	0	—%
Lie Cao, Director	0	—%
Linge Zhou, Director	0	—%
All directors and executive officers as a group (7 persons)	8,674,875	24.00%

5% Beneficial Owners:
Mingjie Wang (4)	1,800,000	4.98%
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares. All shares represent only ordinary shares held by shareholders as no options are issued or outstanding.
(2)	Calculation based on 36,147,625 ordinary shares issued and outstanding as of the date of this annual report.
(3)	Mr. Huang individually holds 4,864,875 ordinary shares of the Company. He has been appointed as proxy for shares held by individuals noted in footnote (4).
(4)	Individuals who entered into an agreement to vote in concert in ZK International on May 13, 2015. There is another individual holding 180,000 ordinary shares as of January 28, 2022 who is also a party to the agreement. Pursuant to the agreement, which has a term of 20 years from its effective date of May 13, 2015, if the parties are unable to reach a unanimous consent in relation to the matters requiring action in concert, a decision made by more than 50% of the voting rights of the parties will be deemed a decision unanimously passed by all parties and will be binding on all parties.

7.B.Related Party Transactions

NOTE 11 – RELATED PARTY TRANSACTIONS

Net amounts due to related parties consisted of the following as of September 30, 2023 and 2022:

		As of September 30,
Accounts	Name of related parties	2023	2022
Related party payables	Shareholder, HUANG Jian Cong	$1,017,701	$1,963,527
Related party payables	Other Affiliates of the Company	93,300	88,876

This represented unsecured and interest free borrowings between the Company and Huang Jiancong and other related parties to the Company. For the years end September 30, 2023 and 2022, the Company had outstanding loans with total amount of $1,017,701 and $1,963,527 from its shareholder, HUANG Jian Cong.

7.C.Interests of experts and counsel

Not applicable for annual reports on Form 20-F.

ITEM 8.	FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

Please refer to Item 18.

Litigations

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

During 2010, we entered into two loan agreements with Raozhou Dianli Ltd and Xianjin Cao, and advanced RMB 9 million on the first loan and RMB 1.5 million on the second loan, totaled RMB 10.5 million (approximately USD 1.52 million). The terms of these two loans are both one year. Both borrowers defaulted without making any repayment when the terms expired. We later sued these two parties and, pursuant to the final judgement ruled by Jiangsu High People’s Court, are entitled to a repayment of RMB 10.5 million plus interest with an interest rate that is four times higher than the normal interest rate in the corresponding period. The claim has been secured by real estate assets of Raozhou Dianli Ltd, which has been seized by the Court and has an appraised value of RMB 143.1 million, or about USD 21.5 million as of September 19, 2017, according the recent appraisal report, which is much higher than our claim. We are listed as the first-in-line creditor and the management believes that we will receive repayment of RMB 10.5 million plus the outstanding interest. We recorded the entire RMB 10.5 million as Other Receivable. As of September 30, 2023, 2022 and 2021, the outstanding balance is RMB 4.4 million (USD 0.60 million),  RMB 4.4 million (USD 0.62million), and RMB 4.4 million (USD 0.68million), respectively.

In the opinion of the management, after consultation with the Company’s legal counsel, the management believes it is probable the balance will be collected as the debtor has real properties worth much more than the debt owed to the Company, however due to the illiquidity of real estate market and recent real estate market recession, the Company has written off the balance and recorded bad debt charge of $623,821 . There were no other legal matters that are likely to have a material adverse effect on the Company’s financial position as of September 30, 2023, 2022, and 2021 and the results of operations or cash flows for the years ended September 30, 2023, 2022, and 2021.

Administrative Proceedings

Nasdaq Listing Rule 5450(a)(1)

On October 13, 2022, the Company received written notice from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market, LLC (“Nasdaq”) notifying the Company that, based on the closing bid price of the Company’s ordinary shares for the last 30 consecutive trading days, the Company was no longer in compliance with the minimum bid price requirement for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”), and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the Minimum Bid Price Requirement exists if the deficiency continues for a period of 30 consecutive trading days.

On April 12, 2023, the Company received a written notice from Nasdaq stating that, although the Company had not regained compliance with the minimum bid price requirement by April 11, 2023, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company is eligible for an additional 180 calendar day period, or until October 9, 2023, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the closing bid price of the Company’s common stock must meet or exceed $1.00 per share for a minimum of ten consecutive business days during this 180-day period.

On October 10, 2023, the Company received written notice from Nasdaq that, based upon the Company’s non-compliance with the $1.00 bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) as of October 10, 2023, the Company’s securities were subject to delisting unless the Company timely requests a hearing before the Nasdaq Hearings Panel (the “Panel”).

On November 15, 2023, the Company announced that the Panel has granted the Company a temporary exception, enabling it to regain compliance with the Minimum Bid Price Requirement.

On December 21, 2023, the Staff notified the Company that because Nasdaq has determined that for 10 consecutive business days, from December 6, 2023 through December 20, 2023, the closing bid price of the Company’s ordinary shares has been at $1.00 per share or greater, the Company has regained compliance with the Minimum Bid Price Requirement and the matter is closed.

On February 15, 2024, the Company received written notice from Nasdaq notifying the Company that, based on the closing bid price of the Company’s ordinary shares for the last 30 consecutive trading days, the Company was no longer in compliance with the Minimum Bid Price Requirement for continued listing on the Nasdaq Capital Market.

Pursuant to the Nasdaq Listing Rules, the Company has been provided an initial compliance period of 180 calendar days to regain compliance with the Minimum Bid Price Requirement. To regain compliance, the closing bid price of the Ordinary Shares must be at least $1.00 per share for a minimum of 10 consecutive trading days prior to August 13, 2024, and the Company must otherwise satisfy The Nasdaq Capital Market’s requirements for listing.

If the Company does not regain compliance by August 13, 2024, the Company may be eligible for an additional 180 calendar day compliance period. To qualify, the Company would be required, among other things, to meet the continued listing requirement for market value of publicly held shares, which the Company does not currently meet, as well as all other standards for initial listing on the Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and would need to provide written notice of its intention to cure the bid price deficiency during the second compliance period. If the Company does not regain compliance within the allotted compliance period(s), including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that the Company’s Ordinary Shares will be subject to delisting. The Company would then be entitled to appeal Nasdaq’s determination to a Nasdaq Listing Qualifications Panel and request a hearing.

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

Nasdaq Listing Rule 5250(c)(1)

On February 20, 2024, the Company received a written notice from the Nasdaq, notifying the Company that, since the Company has not yet filed its annual report on Form 20-F for the year ended September 30, 2023, it no longer complies with Nasdaq Listing Rules for continued listing under Listing Rule 5250(c)(1).

Under Nasdaq Listing Rules, the Company has 60 calendar days to submit a plan of compliance to Nasdaq. The Company timely submitted a plan of compliance to Nasdaq and on April 29, 2024, the Company received a letter from Nasdaq notifying it that Nasdaq granted the Company an exception to enable it to regain compliance with the Rule (the “Exception”). Pursuant to the Exception, the Company must file its Form 20-F for the period ended September 30, 2023 on or before June 7, 2024. Upon a subsequent request, Nasdaq has provided a further extension through August 13, 2024. In the event the Company does not satisfy these terms, Nasdaq will provide written notification that the securities of the Company will be delisted. At that time, the Company may appeal Nasdaq’s determination to a Nasdaq Listing Qualifications Panel and request a hearing.

On August 12, 2024, the Company filed this annual report on Form 20-F for the year ended September 30, 2023.

Cash Transfers Between Our Company and Our Subsidiaries

During the fiscal year ended September 30, 2023, 2022 and 2021 and until the date of this annual report, there has been no transfers, dividends, or distributions between ZK International, its subsidiaries, or to investors, except that during the fiscal year ended September 30, 2022, ZK International transferred a total of $4,139,100 to Zhejiang Zhengkang Industrial Co. for business operation purposes.

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

8.B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

9.A. Offer and listing details

Not applicable for annual reports on Form 20-F.

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “ZKIN.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

ITEM 10.	ADDITIONAL INFORMATION

10.A. Share capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and articles of association

ZK International was incorporated on May 13, 2015 under the BVI Companies Act, 2004 as a company limited by shares. We are authorized to issue unlimited ordinary shares with no par value. As of the date of this annual report, there were 36,147,625 ordinary shares issued and outstanding.

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

10. C. Material contracts

We have not entered into any material contracts other than in the ordinary course of business and otherwise described elsewhere in this annual report.

10. D. Exchange controls

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

As of January 31, 2019, our Beneficial Shareholders have not completed registrations in accordance with Circular 37, they are currently working on their registrations in the local Administration of Exchange Control. The failure of our Beneficial Shareholders to comply with the registration procedures may subject each of our Beneficial Shareholders to fines of less than RMB50,000 (approximately US$7199). If the registration formalities cannot be processed retrospectively, then the repatriation of the financing funds, profits or any other interests of our shareholders obtained through special purpose vehicles, for use in China, would be prohibited. As a result, any cross-border capital flows between our PRC subsidiaries and its offshore parent company, including dividend distributions and capital contributions, would be illegal.

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

10.E. Taxation

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

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending September 30, 2023. Our actual PFIC status for the current taxable year ending September 30, 2023 will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

10.F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

10.G. Statement by experts

Not applicable for annual reports on Form 20-F.

10.H. Documents on display

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

10.I. Subsidiary Information

Not applicable.

10.J. Annual Report to Security Holders

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

Interest Rate Risk

Our interest rate risk arises from short and long-term borrowings. As of September 30, 2023 and 2022, we had borrowings with fixed interest rates and therefore we were exposed to fair value interest rate risk.

As of September 30, 2023 and 2022 we had no long-term interest-bearing assets.

Credit Risk

Our cash is invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, and accounts receivable. As of September 30, 2023 and 2022, $4,946,127 and $7,363,557, respectively, of the Company’s cash was on deposit at financial institutions in the PRC. While management believes that these financial institutions are of high credit quality, it also continually monitors their creditworthiness.

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

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Ordinary Shares” for a description of the rights of securities holders.

Use of Proceeds

Not applicable for annual reports on Form 20-F.

ITEM 15.	CONTROLS AND PROCEDURES
(a)	Evaluation of Disclosure Controls and Procedures.

As of September 30, 2023, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2023, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2023. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of September 30, 2023, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

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

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended September 30, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that Hedong Xu qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market standards. The Company’s board of directors has also determined that members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq Capital Market standards.

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

ZH CPA, LLC was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended September 30, 2022 and 2021. Audit services provided by ZH CPA, LLC for fiscal years ended September 30, 2022 and 2021 included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC.

On June 4, 2024, ZH CPA, LLC notified the Company its decision to resign as the Company’s auditor. The Audit Committee and the Board of Directors of the Company ratified the appointment of Fortune CPA, Inc. as its new independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ended September 30, 2023, effective on June 2, 2024. See “Item 16F.Change In Registrant’s Certifying Accountant”.

Fortune CPA, Inc. was appointed by the Company to serve as its independent registered public accounting firm for fiscal year ended September 30, 2023. Audit services provided by Fortune CPA, Inc. for fiscal years ended September 30, 2023 included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

ZH CPA, LLC’s fees for the annual audit of our financial statements for the fiscal years ended 2022 and 2021 was $180,000, and $180,000, respectively, excluding travel and other out-of-pocket expenses.

Audit-Related Fees

Fortune CPA, Inc. did not provide audit related service during the fiscal year ended September 30, 2023.

ZH CPA, LLC did not provide audit related service during the fiscal years ended September 30, 2022 and 2021.

Tax Fees

Fortune CPA, Inc. did not provide tax services for the fiscal year ended September 30, 2023.

ZH CPA, LLC did not provide tax services for the fiscal years ended September 30, 2022 and 2021.

All Other Fees

The Company did not paid Fortune CPA, Inc. for any other services in fiscal year ended September 30, 2023.

The Company did not paid ZH CPA, LLC for any other services in the fiscal years ended September 30, 2022 and 2021.

Audit Committee Pre-Approval Policies

Before each of Fortune CPA, Inc. and ZH CPA, LLC was engaged by the Company to render audit services, the engagement was approved by the Company’s audit committee. All services rendered by Fortune CPA, Inc. and ZH CPA, LLC have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2023 that were attributed to work performed by persons other than Fortune CPA, Inc.’s full-time permanent employees was nil.

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2022 and 2021 that were attributed to work performed by persons other than ZH CPA, LLC’s full-time permanent employees was nil and nil, respectively.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended September 30, 2023.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On June 4, 2024, ZH CPA, LLC notified the Company its decision to resign as the Company’s auditor. The decision to change the independent registered public accounting firm was recommended and approved by the Audit Committee and the Board of Directors of the Company. During the Company’s two most recent fiscal years ended September 30, 2023 and 2022 and any subsequent interim periods through June 4, 2024, the date of dismissal, (a) there were no disagreements between the Company and ZH CPA, LLC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of ZH CPA, LLC, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

The Audit Committee and the Board of Directors of the Company ratified the appointment of Fortune CPA, Inc. as its new independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ended September 30, 2023, effective on June 2, 2024. During the two most recent fiscal years ended September 30, 2023 and 2022 and any subsequent interim periods through June 2, 2024, the date of the engagement of Fortune CPA, Inc., neither the Company, nor someone on its behalf, has consulted Fortune CPA, Inc. regarding:

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

During the fiscal year ended September 30, 2023, we have elected to follow home country practice in British Virgin Islands in lieu of Nasdaq Listing Rule 5600 with the exception of those rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3).

We have elected to be exempt from the Nasdaq Rule 5620 which provides that (with certain exceptions not relevant to the conclusions expressed herein) each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end. Such practice is not prohibited by British Virgin Islands law.

We may in the future decide to use the foreign private issuer exemption with respect to other Nasdaq Capital Market corporate governance rules. See “Item 3. Key Information – D. Risk Factors - Risks Related to Our Ordinary Shares - As a foreign private issuer, we are permitted to, and did, follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

For the immediately preceding annual financial statement period, our auditor, which is a registered public accounting firm that the PCAOB was unable to inspect or investigate completely because of a position taken by the PRC government, issued our audit report that was included in our Form 20-F for the fiscal year ended September 30, 2023.

On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report.

However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ordinary shares would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ordinary shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

As of the date of this annual report and to our best knowledge:

(i)	none of our or our subsidiaries’ shares are owned by governmental entities in the jurisdiction in which we are incorporated or otherwise organized;
(ii)	none of the governmental entities in the applicable foreign jurisdiction with respect to our registered public accounting firm have a controlling financial interest in us or our subsidiaries;
(iii)	none of the members of our board of directors or the board of directors of our operating entity, including our subsidiaries, is an official of the Chinese Communist Party; and
(iv)	none of our amended and restated memorandum and articles of association our or our subsidiaries’ charter documents contain any charter of the Chinese Communist Party.

ITEM 16.J. INSIDER TRADING POLICIES

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

ITEM 16.K. CYBERSECURITY

Risk Management and Strategy

As a manufacturer and supplier of a wide range of of stainless steel products, we recognize the importance of developing, implementing, and maintaining appropriate and adequate administrative and technical measures to safeguard our information management security systems and protect the confidentiality, integrity, and availability of data. Therefore, we have developed and maintain a comprehensive cybersecurity risk management program that focuses on monitoring, risk mitigation and risk response, in order to ensure the security and safety of our computer systems, networks, cloud services, software, and all data stored therein.

We have implemented protocols to protect against cybersecurity threats and prevent unauthorized access to sensitive data. We conduct regular assessment of the Company’s cybersecurity risks and vulnerabilities, by identifying potential threats, assessing the likelihood and potential impact of cyberattacks. We also conduct ongoing evaluation of the industry trends and regulatory environments to ensure we are in full compliance with applicable cybersecurity laws and regulations in all jurisdictions where we operate. We have set in place an efficient risk mitigation and control and incident response protocols to identify potential risks, detect, effectively respond to, and recover from cybersecurity breaches. We also provide regular training programs to our employees to enhance their awareness about cybersecurity risks, and better understand their roles and responsibilities in safeguarding company assets and data.

Overall, we believe that we have established a robust framework to protect against cybersecurity threats, mitigate risks, preserve customer trust and reputation, and support the sustainable growth of our Company.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of ZK International Group Co., Ltd (Exhibit 1.1 to the Form 6-K furnished on June 28, 2022 and is incorporated herein by reference)

2.1	Form of Debenture (Exhibit 10.2 to the Form 6-K furnished on October 20, 2020 and is incorporated herein by reference)

2.2	Form of Warrant (Exhibit 4.1 to the Form 6-K furnished on February 23, 2021 and is incorporated herein by reference)

2.3	Form of Warrant (Exhibit 4.2 to the Form 6-K furnished on February 23, 2021 and is incorporated herein by reference)

2.4	2021 Equity Incentive Plan (Exhibit 10.1 to the Form 6-K furnished on March 31, 2021 and is incorporated herein by reference)

2.5	Form of Debenture (Exhibit 4.1 to the Form 6-K furnished on August 27, 2021 and is incorporated herein by reference)

2.6*	Description of Securities

3.1	Controlling shareholders’ agreement to vote in concert dated May 13, 2015 (Exhibit 10.2 to the Form F-1 initially filed on May 24, 2017 and is incorporated herein by reference)

4.1	Form of Securities Purchase Agreement between the Company and the investors (Exhibit 10.1 to the Form 6-K furnished on October 20, 2020 and is incorporated herein by reference)

4.2	Form of Securities Purchase Agreement between the Company and the investors (Exhibit 10.1 to the Form 6-K furnished on January 8, 2021 and is incorporated herein by reference)

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

4.12	Employment Agreement between ZK International Group Co., Ltd. and Xiaofen Jin, dated July 21, 2023 (Exhibit 4.1 to the Form 6-K furnished on July 26, 2023 and is incorporated herein by reference)

4.13	Settlement Agreement, dated November 27, 2023 (Exhibit 10.1 to the Form 6-K furnished on December 1, 2023 and is incorporated herein by reference)

4.14	Form of the Securities Purchase Agreement (Exhibit 10.1 to the Form 6-K furnished on December 1, 2023 and is incorporated herein by reference)

4.15	Form of Securities Agreement (Exhibit 99.2 to the orm 6-K furnished on July 23, 2024 and is incorporated herein by reference)

4.16	Form of Registration Rights Agreement (Exhibit 99.3 to the orm 6-K furnished on July 23, 2024 and is incorporated herein by reference)

8.1	List of Subsidiaries of the Registrant (Exhibit 8.1 to the Form 20-F furnished on January 28, 2022 and is incorporated herein by reference)

11.1	Code of Business Conduct and Ethics (Exhibit 14.1 to the Form F-1 initially filed on May 24, 2017 and is incorporated herein by reference)

11.2*	Insider Trading Policies

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

97.1*	Executive Compensation Recovery Policy

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
*	Filed herewith
*	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZK INTERNATIONAL GROUP CO., LTD.

By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title:	Chief Executive Officer

Date: August 12, 2024

ZK INTERNATIONAL GROUP CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
ZK International Group Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of ZK International Group Co., Ltd. (“the Company”) as of September 30, 2023, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023, and the results of its operations and its cash flows for the year ended September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has negative working capital, negative cash flow from operating activities, and accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Going Concern

As described further in Note 2 to the consolidated financial statements, the Company has incurred loss during September 30, 2023, Company has negative cash flow from operating activities, and accumulated deficit that raise substantial doubt about its ability to continue as a going concern.

We determined the Company’s ability to continue as a going concern is a critical audit matter due to the estimation and uncertainty regarding the Company’s future cash flows and the risk of bias in management’s judgments and assumptions in estimating these cash flows.

Our audit procedures related to the Company’s assertion on its ability to continue as a going concern included the following, among others:

We reviewed the Company’s working capital and liquidity ratios, operating expenses, and uses and sources of cash used in management’s assessment of whether the Company has sufficient liquidity to fund operations for at least one year from the financial statement issuance date. This testing included inquiries with management, the Company’s financing arrangements in place as of the report date, market and industry factors and consideration of the Company’s relationships with its financing partners.

/s/ Fortune CPA, Inc

We have served as the Company’s auditor since 2024.

Orange, CA

August 12, 2024

PCAOB # 6901

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

/s/ZH CPA, LLC

We have served as the Company’s auditor since 2017 Denver, Colorado January 31, 2023

999 18th Street, Suite 3000, Denver, CO, 80202, USA. Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of September 30,
	2023	2022
Assets
Current assets
Cash and cash equivalents	$4,994,411	$7,515,147
Restricted cash	50,995	101,992
Short-term Investment	48,145	915,616
Accounts receivable, net of allowance for doubtful accounts and provision for expected credit loss of $6,617,485 and $255,322, respectively	14,967,186	28,362,933
Notes receivable	54,825	49,611
Prepayment, deposit and other receivable - current	383,413	2,360,539
Inventories	17,937,425	21,141,501
Advance to suppliers	4,810,044	6,322,592
Total current assets	43,246,444	66,769,931
Property, plant and equipment, net	7,836,017	7,124,587
Right-of-use asset – Operating lease	43,840	30,998
Intangible assets, net	1,437,384	11,415,451
Deferred tax assets	—	320,164
Prepayment, deposit and other receivable - Non-current	292,070	—
Long-term prepayment	—	10,447,395
Long-term accounts receivable	5,527,682	7,522,188
Long-term investment	285,540	25,292,866
TOTAL ASSETS	$58,668,977	$128,923,580
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,611,220	$10,066,758
Accrued expenses and other current liabilities	4,964,893	6,949,772
Operating lease liability - current	21,749	10,754
Accrued payroll and welfare	1,918,415	1,880,377
Advance from customers	821,694	1,758,800
Due to related parties	1,111,001	2,052,403
Convertible debentures	4,011,224	3,352,311
Bank borrowings - current	9,388,706	16,257,820
Notes payables	41,118	702,889
Income tax payable	669	817,059
Total current liabilities	24,890,689	43,848,943
Operating lease liability – non-current	11,811	10,256
Bank borrowings – non-current	8,527,686	—
TOTAL LIABILITIES	$33,430,186	$43,859,199

COMMITMENTS AND CONTINGENCIES	—	—

Equity
Common stock, no par value, 50,000,000 shares authorized, 32,992,740 and 30,392,940 shares issued and outstanding, respectively
Additional paid-in capital	72,886,898	70,872,765
Statutory surplus reserve	3,176,556	3,176,556
Subscription receivable	(125,000)	(125,000)
Retained earnings (Deficits)	(47,666,657)	13,394,137
Accumulated other comprehensive loss	(3,190,985)	(2,640,753)
Total equity attributable to ZK International Group Co., Ltd.	25,080,812	84,677,705
Equity attributable to non-controlling interests	157,980	386,676
Total equity	25,238,792	85,064,381
TOTAL LIABILITIES AND EQUITY	$58,668,977	$128,923,580

The accompanying notes are an integral part of these consolidated financial statements.

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	For the year ended September 30,
	2023	2022	2021
Revenues	$111,599,686	$102,391,636	$99,407,217
Cost of sales	(110,303,270)	(94,796,037)	(92,936,029)
Gross profit	1,296,416	7,595,599	6,471,188

Operating expenses:
Selling and marketing expenses	2,117,810	2,380,429	3,117,906
General and administrative expenses	5,144,340	5,421,575	5,772,710
Asset impairment loss	53,203,517	2,771,019	—
Research and development costs	1,274,337	987,186	1,234,161
Total operating expenses	61,740,004	11,560,209	10,124,777

Operating loss	(60,443,588)	(3,964,610)	(3,653,589)

Other income (expenses):
Interest expenses	(1,583,734)	(3,451,665)	(1,196,648)
Interest income	36,699	109,290	13,733
Income on investment	—	—	50,649
Other income (expense), net	240,378	(88,125)	431,438
Total other expenses, net	(1,306,657)	(3,430,500)	(700,828)

Loss before income taxes	(61,750,245)	(7,395,110)	(4,354,417)

Income tax recovery	459,855	1,340,844	552,146

Net loss	$(61,290,390)	$(6,054,266)	$(3,802,271)
Net (loss) income attributable to non-controlling interests	229,596	(27,147)	2,757

Net loss attributable to ZK International Group Co., Ltd.	(61,060,794)	(6,081,413)	$(3,799,514)

Net loss	(61,290,390)	$(6,054,266)	$(3,802,271)

Other comprehensive income (loss):
Foreign currency translation adjustment	(549,332)	(5,504,385)	2,423,439

Total comprehensive loss	$(61,839,722)	$(11,558,651)	$(1,378,832)
Comprehensive loss (income) attributable to non-controlling interests	228,696	(62,109)	(14,773)
Comprehensive loss attributable to ZK International Group Co., Ltd.	$(61,611,026)	$(11,620,760)	$(1,393,605)

Basic and diluted loss per share
Basic	$(1.94)	$(0.21)	$(0.17)
Diluted	(1.94)	(0.21)	(0.17)
Weighted average number of shares outstanding
Basic	31,445,962	29,305,828	21,873,594
Diluted	31,445,962	29,431,781	22,633,819

The accompanying notes are an integral part of these consolidated financial statements.

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

						Accumulated
		Additional				other	Non-
		paid-in	Subscription	Statutory	Retained	comprehensive	controlling	Total
	Shares	capital	Receivable	surplus reserve	earnings (deficits)	income (loss)	interests	equity
Balance at September 30, 2020	16,558,037	18,049,630	—	2,904,699	23,546,921	492,685	309,794	45,303,729

Issuance of common stock, net of offering costs	7,080,762	24,884,560	(125,000)					24,759,560
Common stock issued in connection with conversion of convertible notes	4,374,176	11,443,067						11,443,067
Issuance of common stock related to exercise of warrants	355,202	1,345,056						1,345,056
Stock-based compensation	550,000	9,542,783						9,542,783
Unearned Compensation		(1,891,011)						(1,891,011)
Foreign currency translations						2,405,909	17,530	2,423,439
Net loss				9,903	(3,809,417)		(2,757)	(3,802,271)
Balance at September 30, 2021	28,918,177	63,374,085	(125,000)	2,914,602	19,737,504	2,898,594	324,567	89,124,352
Stock incentive issuance	1,407,200	1,688,640						1,688,640
Stock issued in connection with conversion of convertible notes	67,563	116,781						116,781
Fair value change due to convertible notes extension		678,782						678,782
Stock-based compensation		5,603,615						5,603,615
Unearned Compensation		(589,138)						(589,138)
Foreign currency translations						(5,539,347)	34,962	(5,504,385)
Net loss				261,954	(6,343,367)		27,147	(6,054,266)
Balance at September 30, 2022	30,392,940	70,872,765	(125,000)	3,176,556	13,394,137	(2,640,753)	386,676	85,064,381
Stock-based compensation	2,599,800	1,839,733						1,839,733
Unearned Compensation		174,400						174,400
Foreign currency translations						(550,232)	900	(549,332)
Net loss					(61,060,794)		(229,596)	(61,290,390)
Balance at September 30, 2023	32,992,740	72,886,898	(125,000)	3,176,556	(47,666,657)	(3,190,985)	157,980	25,238,792

The accompanying notes are an integral part of these consolidated financial statements.

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the year ended September 30,
	2023	2022	2021
Cash Flows from Operating Activities:
Net loss	$(61,290,390)	$(6,054,266)	$(3,802,271)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation expense	677,275	672,368	568,038
Amortization expense	298,431	830,481	481,763
Right of use assets	—	—	(53,634)
Bad debt expense and credit loss	17,897,334	227,837	92,032
Write-off of advance to suppliers	—	—	108,395
Deferred tax expenses	322,897	—	406,064
Gain on accounts receivable factoring, net of discount	—	(1,602,500)	—
Impairment on intangible assets and long-term investment	35,346,769	2,771,019	—
Change in unrecognized tax benefits	(823,340)	(1,428,458)	(918,038)
Stock compensation expense	2,014,133	2,674,807	1,351,082
Interest expense of convertible notes	658,913	1,324,510	210,173
Interest expense of financing lease	—	—	44,458
Interest expense of accounts receivable factoring	359,051	1,151,453	—
Changes in operating assets and liabilities:
Accounts receivable	8,165,567	(12,059,620)	5,804,654
Other receivables and prepayments	349,612	(260,755)	1,345,520
Notes receivable	(6,676)	(53,853)	201,187
Inventories	2,870,541	(2,606,504)	2,021,789
Advance to suppliers	1,401,001	5,493,624	(8,297,301)
Accounts payable	(7,451,608)	8,803,924	(8,662,576)
Notes payable	(666,355)	762,986	(159,823)
Accrued expenses and other current liabilities	(1,918,915)	752,241	2,428,410
Accrued payroll and welfare	130,063	219,178	211,632
Advance from customers	(923,844)	(3,662,097)	3,162,961
Income tax payable	—	—	(77,214)
Long-term prepaid expenses	707,470	—	—
Lease liability - Operating lease	(23,841)	(28,595)	53,635
Net cash used in operating activities	(1,905,912)	(2,072,220)	(3,479,064)

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(656,178)	(507,663)	(114,319)
Purchase of CIP	(930,814)	(12,666)	(47,942)
Purchases of intangible assets	(707,470)	(1,588,107)	(1,983,812)
Investment into CG Malta	—	—	(25,000,000)
Net cash used in investing activities	(2,294,462)	(2,108,436)	(27,146,073)

Cash Flows from Financing activities:
Net proceeds released from (placed into) short-term investment	852,542	1,523,953	(2,228,301)
Proceeds from short-term bank borrowings	21,486,396	31,113,044	31,203,129
Repayments of short-term bank borrowings	(19,350,091)	(34,501,465)	(28,144,978)
Net (repayment) receiving for due to related parties	(920,690)	1,173,516	(280,313)
Repayment of other borrowing	—	(279,004)	(483,458)
Proceeds from stock issuances	—	—	24,758,458
Proceeds from convertible notes issuances	—	—	14,071,908
Proceeds from stock warrants exercise	—	—	1,345,056
Net cash provided by (used in) financing activities	2,068,157	(969,956)	40,241,501

Effect of exchange rate changes on cash	(439,515)	(835,453)	227,305

Net (decrease) increase in cash, cash equivalents and restricted cash	(2,571,733)	(5,986,065)	9,843,669
Cash and cash equivalents and restricted cash at the beginning of period	7,617,139	13,603,204	3,759,535
Cash, cash equivalents and restricted cash at the end of period	$5,045,406	$7,617,139	$13,603,204

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$38,695	$87,473	$37,041
Cash paid for interest expenses	$774,929	$976,091	$338,575

Non-cash transactions
Offset between due from related parties and due to related parties balances	$545,844	623,363	604,719
Intangible assets obtained in exchange for settlement of long-term deposit	$707,470	749,252	—

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

The Company is authorized to issue unlimited number of ordinary shares, with no par value. 32,992,740 shares were issued and outstanding as of September 30, 2023. The ownership interests described below are based on the shareholders’ portion of the authorized ordinary shares. ZK International is a holding company and is currently not actively engaging in any business.

As of September 30, 2023, 20.20% of ZK International’s equity interest was hold by two mainland Chinese beneficial owners, who entered an agreement on May 13, 2015 to vote their shares in concert in ZK International, covering all the periods presented afterwards, with HUANG Jian Cong holding 14.75% and WANG Guo Lin holding 5.46%.

ZK Pipe Industry Co., Ltd. (“ZK Pipe”)

ZK Pipe was incorporated on May 28, 2015 in Hong Kong. The registered capital is HKD 1,000,000 which was initially 40% held by ZK International and 60% held by CHENG Kai Chun, a nominee shareholder with no voting interest in ZK Pipe. On August 5, 2015, CHENG Kai Chun transferred all of his equity interest in ZK Pipe to ZK International. After the transfer, ZK International controls 100% of ZK Pipe’s voting interest and ZK Pipe became a wholly owned subsidiary of ZK International. The paid-in capital was zero as of September 30, 2023.

The registered principal activities of ZK Pipe are technical research of metal pipe and fittings, metal take-up valve plumbing and water purifying plant, and imports and exports of goods. ZK Pipe had not commenced operations as of September 30, 2023.

Wenzhou Weijia Pipeline Development Co., Ltd. (“Wenzhou Weijia”)

Wenzhou Weijia was incorporated on June 17, 2015 in Wenzhou and is a wholly owned subsidiary of ZK Pipe. Wenzhou Weijia is a wholly-foreign owned enterprise organized the laws of the People’s Republic of China. The registered capital is USD 20,000,000 and the paid-in capital was zero as of September 30, 2023.

The registered principal activities of Wenzhou Weijia are technical research, technical service and sales of metal pipe and fittings and light industry machinery and equipment, and imports and exports of goods and technology. Wenzhou Weijia had not commenced operations as of September 30, 2023.

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

The principal activities of Wenzhou Zhengfeng are trading of steel coil, steel strip and nickel materials.

ZK International (ZK Uganda)

ZK Uganda was incorporated on March 23, 2018 under the laws of the Republic of Uganda. Its registered capital is 20 Million Uganda Shillings, and the paid-in capital was zero as of September 30, 2018. ZK Uganda is 80% owned by ZK International and 20% owned by a third-party individual. ZK Uganda is currently not engaging in any business but plans to seek such opportunities that would complement and diversify the current business operations of the Company. The paid-in capital was zero as of September 30, 2023.

Hongyun (Wenzhou) Global Trading Limited. (“Hongyun”)

Hongyun was incorporated on November 15, 2021 in Wenzhou under the laws of the People’s Republic of China. The registered capital is RMB 2,880,000 and the paid-in capital was zero as of September 30, 2023. The principal activities of Hongyun is trading of nickel materials.

Wenzhou Suona Piping Limited. (“Suona”)

Suona was incorporated on October 29, 2021 in Wenzhou under the laws of the People’s Republic of China and is a 99% owned subsidiary of Wenzhou Weijia. The registered capital is RMB 10,000,000 and the paid-in capital was zero as of September 30, 2023. The principal activities of Suona is trading of nickel materials.

xSigma Corporation (“xSigma Corporation”)

xSigma Corporation (“xSigma Corporation”) was incorporated on January 18, 2018 under the laws of the British Virgin Islands. Its registered capital is USD 50,000, and the paid-in capital was zero as of September 30, 2023. xSigma Corporation is 51% owned by ZK International. xSigma Corporation is a blockchain R&D lab that explores decentralized finance (“DeFi”) and cryptocurrency market. xSigma Corporation has been focused on two projects: DeFi protocol (stablecoin DEX) and the ETF-like protocol xTF by xSigma. The ultimate objective of xSigma Corporation is to build an ecosystem of products for finance and blockchain.

xSigma Collectibles Limited (“xSigma Collectibles”)

xSigma Collectibles Limited (“xSigma Collectibles”) was incorporated on July 6, 2021 under the laws of the British Virgin Islands. Its registered capital is USD 100, and the paid-in capital was zero as of September 30, 2023. xSigma Collectibles launched MaximNFT (“MaximNFT”), available at www.maximnft.com, the exclusive NFT (Non-Fungible Token) marketplace of the iconic men’s lifestyle brand. MaximNFT seeks to provide the best customer experience and innovative NFT solutions. It will allow customers to create and sell NFTs on various blockchains, including, but not limited to, Ethereum, Binance Smart Chain, and Polkadot.

xSigma Entertainment Limited (“xSigma Entertainment”)

xSigma Entertainment Limited (“xSigma Entertainment”) was incorporated on March 17, 2021 under the laws of the British Virgin Islands. Its registered capital is USD 50,000, and the paid-in capital was zero as of September 30, 2023. xSigma Entertainment is a holding entity and currently holds 15.73% ownership of CG Malta Holding Limited (“CG Malta”). CG Malta is a globally licensed sports betting and casino operator and launched MaximBet. MaximBet is sports betting and casino website, available at MaximBet.com and through iOS and Android applications that will allow users to bet on sports and casino in the United States and around the world.

xSigma Trading LLC (“xSigma Trading”)

xSigma Trading LLC (“xSigma Trading”) was incorporated on June 7, 2021 under the laws of the Delaware, United States. Its registered capital was zero, and the paid-in capital was zero as of September 30, 2023. xSigma Trading is a holding entity and is currently not engaging in any business. The entity has not commenced operation as of September 30, 2023.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Presentation and Principles of Consolidation

The accompanying consolidated financial statements and related notes have been prepared in accordance with generally accepted accounting principles in the United Stated of America. All inter-company transactions and balances have been eliminated upon consolidation.

	Registered		Ownership as of the
Entity Name	Location	Background	issuance date of the report
ZK	BVI	• Incorporated on May 13, 2015
International		• Registered capital of USD 50,000, not paid	16.01% by HUANG Jian Cong
		• A holding company with no operation activities itself for the years then ended	5.92% by WANG Guo Lin

ZK Pipe	Hong Kong	• Incorporated on May 28, 2015
		• Registered capital of HKD 1,000,000, not paid	100% by ZK International
• Have not commenced operations

Wenzhou Weijia	Wenzhou	• Incorporated on June 17, 2015
		• Registered capital of USD 20,000,000, not paid	100% by ZK Pipe
• Have not commenced operations

Zhejiang Zhengkang	Wenzhou	• Incorporated on December 4, 2001	99% by Wenzhou Weijia
		• Registered capital of RMB 100,000,000, RMB 30,000,000 paid	1% by HUANG Jian Cong
• Principally operated in manufacturing and sales of steel strip, steel pipe and fittings

Wenzhou Zhengfeng	Wenzhou	• Incorporated on December 24, 1999
		• Registered capital of RMB 2,880,000, fully paid	100% by Zhejiang Zhengkang
• Principally operated in trading of steel strip, mainly purchased from Zhejiang Zhengkang

ZK Uganda	Uganda	• Incorporated on March 23, 2018
		• Registered capital of 20 Million Uganda Shillings, not paid.	80% by ZK International

Hongyun	Wenzhou	• Incorporated on November 15, 2021
		• Registered capital of RMB 1,880,000, not paid	100% by Wenzhou Weijia

Suona	Wenzhou	• Incorporated on October 29, 2021
		• Registered capital of RMB 10,000,000, not paid	99% by Wenzhou Weijia

xSigma Corporation	BVI	• Incorporated on January 18, 2018
		• Registered capital of USD 50,000, not paid	51% by ZK International
• Have not commenced operations

xSigma Collectibles Limited	BVI	• Incorporated on July 6, 2021
		• Registered capital of USD 100, not paid	100% by ZK International
• Principally operated in NFT (Non-Fungible Token) marketplace

xSigma Entertainment Limited	BVI	• Incorporated on March 17, 2021
		• Registered capital of USD 50,000, not paid	100% by ZK International
• A holding company that holds ownership in CG Malta, a sports betting and casino operator

xSigma Trading LLC	Delaware, United States	• Incorporated on June 7, 2021	100% by xSigma Corporation
• Registered capital and paid in capital was zero
• Have not commenced operations

Going Concern Consideration

The consolidated financial statements for the years ended September 30, 2023 and 2022 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

As reflected in the consolidated financial statements, the Company has incurred net losses of $61,507,395, $6,054,266 and $3,802,271 for the years ended September 30, 2023, 2022 and 2021, respectively. The Company had accumulated deficits amounted to 47,881,492 as of September 30, 2023. Net cash used in operating activities was 2,122,917 for the year ended September 30, 2023. These conditions raised substantial doubts about the Company’s ability to continue as a going concern.

The Company meets its day-to-day working capital requirements through its bank facilities. Most of the bank borrowings as of September 30, 2023, that are repayable within the next 12 months, are subject to renewal, and the management is confident that these borrowings can be renewed upon expiration based on the Company’s past experience and credit history. In addition, the Company had a positive working capital of $18,376,141 as of September 30, 2023.

In order to strengthen the Company’s liquidity in the foreseeable future, the Company has taken the following measures:

(i)	Negotiating with banks in advance for renewal and obtaining new banking facilities;
(ii)	Taking various cost control measures to tighten the costs of operations; and
(iii)	Implementing various strategies to enhance sales and profitability.

However, there can be no assurance that these plans and arrangements will be sufficient to fund the Company’s ongoing capital expenditure, working capital, and other requirements. The accompanying consolidated financial statements do not include any adjustments related to the recoverability or classification of asset and the amounts or classification of liabilities that may result from the outcome of this uncertainty. If the going concern assumption is not appropriate, material adjustments to the financial statements could be required.

Measurement of credit losses on financial instruments

On October 1, 2021, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments,” for financial assets stated at amortized cost including accounts receivable, refundable deposits, prepayments and other receivables. This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates include, but are not limited to, expected credit loss of accounts receivable, inventory valuation, useful life of property, plant and equipment, intangible asset impairment, allowances of long-term prepayment, long-term investment impairment, and income taxes related to realization of deferred tax assets and uncertain tax position. Actual results could differ from those estimates.

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

The relevant exchange rates are listed below:

	For the Fiscal Years
	Ended September 30
	2023	2022	2021
Period Ended RMB: USD exchange rate	7.2960	7.1135	6.4434
Period Average RMB: USD exchange rate	7.0533	6.5532	6.5072

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

Short-term Investment

The Company’s short-term Investment consists of short-term held-to-maturity investments, and term deposits, in commercial banks with original maturities of more than 90 day but less than one year. As of September 30, 2023, the Company has short-term investment of $68,531, while it had $915,616 short-term investment as of September 30, 2022.

Long-term Deposit/Prepayment

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

During the fiscal year ended September 30, 2022, the two proposed acquisitions were terminated and pursuant to the agreements with the Target Companies, the Company will acquire certain patents owned by the Target Companies. As of September 30, 2022, the Company has entered into the termination agreement with Company B which settled the majority of the outstanding long-term deposit of Target Company B for one patent with value of RMB 4,910,000 and the remaining RMB 1,140,000 will be settled by providing technical services to the Company which has not yet received and therefore classified as Other Receivable and Prepayment. The Company reached oral agreement with Target Company A to settle all or part of its outstanding long-term deposit by acquiring its patents which has not yet been finalized as of September 30, 2022, and therefore the Company reclassified the outstanding long-term deposit to long-term prepayment with amount of $10,447,395. Subsequent to the 2022 fiscal yearend, the Company acquired a patent with appraised value of RMB 4,990,000.

During the fiscal year ended September 30, 2023, the Company and Target Company A agreed on certain research and development arrangements which Target Company A was delegated to conduct certain research and development programs. The arrangements were intended to strengthen the Company’s competitive advantage by leveraging the Target Company A’s research capabilities. The Company is not obligated to fund the research and development programs but having the right of first refusal to acquire any patent or technical innovation generated out of the programs. Patent or technical innovation, if acquired by the Company, will be appraised and the appraised value will settle all or part of the outstanding long-term deposit. However, during the fiscal year ended September 30, 2023, no patent or technical innovation was materialized, and the Company demanded the payback of the long-term deposit. Due to the uncertainty of collection and prospect of the research programs, the Company has written off approximately of $9.83 million long-term deposit.

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

The Company use a loss rate method to estimate the allowance for credit losses. For those past due balances over one year and other higher risk receivables identified by the Company are reviewed individually for collectability. The Company evaluates the expected credit loss of accounts receivable based on historical collection experience, the financial condition of its customers and assumptions for the future movement of different economic drivers and how these drivers will affect each other. The Company writes off potentially uncollectible accounts receivable against the allowance for credit losses if it is determined that the amounts will not be collected or if a settlement with respect to a disputed receivable is reached for an amount that is less than the carrying value.

The allowance for doubtful accounts recognized as of September 30, 2023 and 2022 was $6,617,485 and $255,322, respectively.

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

Provision for inventory recognized as of September 30, 2023 and 2022 were $nil and $102,365, respectively.

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

For the Company’s financial instruments, including cash and cash equivalents, restricted cash, short-term investment, accounts receivable, accounts payable, short-term investment, other current assets, due to related parties, convertible notes, lease liabilities, other liabilities, notes receivable, notes payable, bank borrowings, long-term prepayment, long-term accounts receivable, other receivables and other borrowings, the carrying amounts approximate their fair values due to their short maturities as of September 30, 2023 and 2022. For lease liabilities, fair value approximates their carrying value at the year end as the interest rates used to discount the host contracts approximate market rates. The carrying amount of the non-current bank borrowings approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities.

The Company noted no transfers between levels during any of the periods presented. The company did not identify any instruments that were measured at fair value on a recurring nor non-recurring basis for the year ended September 30, 2023 and 2022. During the year ended September 30, 2021, the Company issued convertible notes and the convertible notes issued were classified as liabilities and measured at fair value on the issuance date, with changes in fair value recognized as other expense on the consolidated statements of operations and disclosed in the consolidated financial statements.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

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

During fiscal year 2023, the Company incurred impairment charge of $10,346,769 due to the write off of three software platforms. During fiscal year 2022, the Company incurred impairment charge of $2,771,019 due to the write off of one software platform. There was no impairment charge recognized for long-lived assets as of September 30, 2021.

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

Convertible note, net

The Company evaluated the convertible notes issued pursuant to the ASC 470-20-25-4 Beneficial Conversion Feature (“BCF”) guidance for the year ended September 30, 2022 and 2021. The BCF was measured the intrinsic values for convertible notes on the commitment dates, which are the dates that the agreements were signed with the investors. The Company’s convertible notes both have stated redemption dates (maturity dates), which are 12 months from the issuance dates, the BCF values will be accreted from issuance date to the conversion date or the stated maturity date, whichever is earlier. The accretion calculation is based on effective interest rate method consistent with the ordinary debt instruments.

ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, provides simplification of the convertible debt accounting framework by eliminating the cash conversion and the beneficial conversion feature accounting models for convertible debt and convertible preferred stock. The new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. ASU 2020-06 requires adoption using either modified retrospective method or full retrospective method. The Company adopted ASU 2020-06 since October 1, 2022.

Under the new framework, the reporting entity will decide the accounting for its convertible notes in the following steps: (1) a reporting entity will first decide whether to elect the fair value option under ASC 825-10 (convertible debt issued with a substantial premium may be ineligible for the fair value option); (2) if the fair value option is not elected, the reporting entity must assess whether the conversion feature requires bifurcation pursuant to ASC 815; (3) if bifurcation is not required, the reporting entity must evaluate whether the convertible debt was issued with a substantial premium; (4) if the fair value option is not elected, the conversion option is not required to be bifurcated, and the convertible debt was not issued with a substantial premium, the convertible debt will be accounted for as a single unit of account under the “traditional convertible security” model. Debt discount is amortized over the period during which the convertible note is expected to be outstanding (through the maturity date) as additional non-cash interest expense.

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

Cost of revenue:

Cost of revenue consists primarily of cost of materials, direct labors, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations.

Government Grant

Government grants are recognized when received and all the conditions for their receipt have been met.

Government grants as the compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable. During the years ended as of September 30, 2023, 2022 and 2021, $337,216, $496,740, and $446,480, respectively, government grants were recognized as other income for financial support to the Company under local government’s innovation incentive programs.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development reimbursements and grants received from government are recorded by the Company as a reduction of research and development costs.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby it calculates deferred tax assets or liabilities for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted tax rates applicable to the years in which those temporary differences are expected to be reversed or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. For the fiscal years ended as of September 30, 2023, we have a full valuation allowance of $2.64 million recorded against our net deferred tax asset, primarily due to our experiencing a three-year cumulative operating loss. This amount will not be released until we have earnings and forecasted income which provide sufficient positive evidence that our deferred tax assets will more likely than not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as non-current amounts.

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Tax (expense)  benefits recorded as of September 30, 2023 and 2022 were $322,897 and $nil, respectively.

Advertising costs

Advertising costs are expensed as incurred in accordance with ASC 720-35 Other Expense-Advertising costs. Advertising costs were $19,972, $77,781, and $104,661 for years ended September 30, 2023, 2022 and 2021, respectively.

Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss) from foreign currency adjustments. Comprehensive income (loss) is reported in the consolidated statements of operations and comprehensive income. Accumulated other comprehensive income (loss), as presented on the balance sheets are the cumulative foreign currency translation adjustments. As of September 30, 2023 and 2022, the Company recorded accumulated other comprehensive loss balance of $3,183,694 and $2,640,753, respectively.

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

Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease and finance lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

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

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents, short-term investment, notes receivable, accounts receivable and other receivables, the balances of which are stated on the consolidated balance sheets which represent the Company’s maximum exposure. The Company places its cash and cash equivalents, and short-term investment in good credit quality financial institutions in Hong Kong and China. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition. The concentration analysis of our revenue and accounts receivable is shown in Note 17.

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

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of September 30, 2023 and 2022:

	As of September 30,
	2023	2022
Accounts receivable, gross	$21,584,671	$28,618,255
Less: allowance for doubtful accounts	(6,617,485)	(255,322)
Accounts receivable, net	$14,967,186	$28,362,933

The Company recorded $6,702,521 and $227,837 bad debt expense during the year ended September 30, 2023 and 2022, respectively. There was no bad-debt write-off recorded by the Company during the years ended September 30, 2023 and 2022.

Changes of allowance for doubtful accounts for the years ended September 30, 2023 and 2022 are as follow:

	As of September 30,
	2023	2022
Beginning balance	$255,322	$2,221,870
Additional reserve through bad debt expense	6,366,356	192,298
Reduction due to accounts receivable factoring	—	(2,104,366)
Exchange difference	(4,193)	(54,480)
Ending balance	$6,617,485	$255,322

NOTE 4 –OTHER RECEIVABLES AND PREPAYMENT

Other receivables consisted of mainly the legal claims to be collected from the Company’s debtors, uncollected proceeds due from the disposition of subsidiary, performance bond, and bidding deposits.

During 2010, the Company entered into two loan agreements with Raozhou Dianli Ltd and Xianjin Cao, and advanced RMB 9 million on the first loan and RMB 1.5 million on the second loan, totaled RMB 10.5 million (approximately USD 1.52 million). The terms of these two loans are both one year. Both borrowers defaulted and didn’t make any repayment when the terms expired. The Company thus sued these two parties and pursuant to the final judgment ruled by Jiangsu High People’s Court, the Company is entitled to a repayment of RMB 10.5million plus interest with an interest rate that is four times higher than the normal interest rate in the corresponding period. The claim has been covered by real estate assets of Raozhou Dianli Ltd, which have been seized by the Court and has an appraised value of RMB 143.1 million, or about USD 21.5 million as of September 19, 2017, according to the appraisal report, which is much higher than the Company’s claim. The Company is listed as the first-in-line creditor and the management believes that the repayment of RMB 10.5 million and outstanding interest is reasonably assured. The Company recorded RMB 10.5 million as Other Receivable. As of September 30, 2023 and 2022 the outstanding balance is RMB 4.4 million (USD 0.60 million) and RMB 4.4 million (USD 0.62 million), respectively.

In the opinion of the management, after consultation with the Company’s legal counsel, the management believes it is assured the balance will be collected as the debtor has real estate properties seized by the Court worth much more than the debt owed to the Company, however due to the illiquidity of real estate market and recent real estate market recession, the Company has written off the balance and recorded bad debt charge of $623,821.

Other receivables also consist of uncollected proceeds due from the disposition of Wenzhou Zhenglong Ecommerce Co. Ltd (Zhenglong). On September 30, 2020, the Company sold all its equity interests of Zhenglong with the consideration of RMB 4,500,000. As of September 30, 2023 and 2022 the outstanding balance is RMB 4.5 million (USD 0.62 million) and RMB 4.5 million (USD 0.63 million), respectively. The Company has written off the balance and recorded bad debt charge of $637,999 as the Company believes the balance is unlikely to be collectible.

NOTE 5 – INVENTORIES

Inventories as of September 30, 2023 and 2022 consisted of the following:

	As of September 30,
	2023	2022
Raw materials	$4,551,761	$5,609,999
Work-in-process	6,133,081	8,170,837
Finished goods	7,252,583	7,463,030
Provision for inventory impairment	—	(102,365)
Total	$17,937,425	$21,141,501

As of September 30, 2023 and 2022, the Company pledged no inventory to secure banking facilities granted to the Company, respectively.

Impairment provision of inventories recorded for lower of cost or net realizable value adjustments were $Nil and $Nil for the fiscal years ended September 30, 2023 and 2022, respectively.

Inventory amounts recognized into cost of goods sold for the fiscal years ended September 30, 2023 and 2022 were $7,526,727 and $9,192,865, respectively.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following as of September 30, 2023 and 2022:

	As of September 30,
	2023	2022
Buildings	$5,687,114	$5,817,029
Machinery	6,819,033	6,519,759
Furniture, fixtures and equipment	605,776	601,045
Motor vehicles	280,423	236,636
Total property plant and equipment, at cost	13,392,346	13,174,469
Less: accumulated depreciation	(6,456,179)	(6,061,550)
	6,936,167	7,112,919
Construction in progress (“CIP”)	899,850	11,668
Property, plant and equipment, net	$7,836,017	$7,124,587

Depreciation expense was $677,275 and $657,320 for the years ended September 30, 2023 and 2022, respectively.

As of September 30, 2023 and 2022, the Company pledged buildings and machinery to secure banking facilities granted to the Company. The carrying values of the pledged buildings to secure bank borrowings by the Company are shown in Note 13.

NOTE 7 – INTANGIBLE ASSETS

	As of September 30,
	2023	2022
Land use rights, cost	$545,689	$559,688
Software, cost	14,417,696	14,418,101
Patent, cost	1,357,341	690,237
Other intangible assets, cost	1,097	1,569
Less: impairment charge	(13,117,788)	(2,771,019)
Less: accumulated amortization	(1,766,651)	(1,483,125)
Intangible assets, net	$1,437,384	$11,415,451

The land use right represents the Company’s land use rights in Wenzhou’s plant, which had been pledged to secure the Company’s banking facilities granted to the Company as of September 30, 2023 and 2022. The carrying values of the pledged land use rights to secure bank borrowings by the Company are shown in Note 13.

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

During 2023 fiscal year, the Company evaluated the recoverability of the three platforms, including Defi Exchange, xSigma Trading, and MaximNFT pursuant to ASC 360-10-35-21 and concluded that the carrying value of the three platforms may not be recoverable as it projects that the platform is likely to have continuing losses and it’s more likely than not this platform will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The Company wrote off the carrying value of the platform and recorded a loss of $10,346,769.

Amortization expense was $298,431 and $830,481 for the years ended September 30, 2023 and 2022, respectively.

NOTE 8 - LONG-TERM PREPAYMENT

Long-term prepayment as of September 30, 2022 consists of the cash deposit of RMB 74,317,541 Zhejiang Zhengkang pledged to one entities, which the Company is seeking to acquire certain percentage of ownership of (the “Target Company”). The deposit was used as acquisition deposits required by the Target Company in order to execute their respective acquisition memorandum which details the acquisition and valuation methods but is not legally binding. In the case that the acquisition is approved by both parties, the deposits will be used as initial payments and offset the total cash considerations of the deal. If any of the acquisition failed to be approved, the Target Companies are obligated to return the deposit to Zhejiang Zhengkang.

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

During the fiscal year ended September 30, 2023, the Company and Target Company agreed on certain research and development arrangements which Target Company was delegated to conduct certain research and development programs. The arrangements were intended to strengthen the Company’s competitive advantage by leveraging the Target Company’s research capabilities. The Company is not obligated to fund the research and development programs but having the right of first refusal to acquire any patent or technical innovation generated out of the programs. Patent or technical innovation, if acquired by the Company, will be appraised and the appraised value will settle all or part of the outstanding long-term deposit. However, during the fiscal year ended September 30, 2023, no patent or technical innovation was materialized, and the Company demanded the payback of the long-term prepayment. Due to the uncertainty of collection and prospect of the research programs, the Company has written off approximately of $9.83 million long-term prepayment.

NOTE 9 - LONG-TERM ACCOUNTS RECEIVABLE

Long-term accounts receivable as of September 30, 2023 consists of the accounts receivable sold to a third-party. On August 18, 2022, the Company sold accounts receivables of its 144 customers with aggregated amount of RMB 65,776,506 to a third-party company with no recourse. The buyer shall pay to the Company RMB 62,487,681, which is 95% of the transferred accounts receivable value, no later than December 31, 2024 and therefore was classified as long-term accounts receivable with discounted present value of $7,522,188. During the fiscal year ended September 30, 2022, the Company evaluated ASC 860-20-40 and recorded gain on accounts receivable factoring of $1,602,500 and interest expense of $1,151,453. During the fiscal year ended September 30, 2023, the maturity date was extended to December 31, 2026, and Company collected accounts receivable of $1,630,442 and recorded interest expense of $359,051.

NOTE 10 – LONG-TERM INVESTMENT

Wenzhou Longlian Development Co., Ltd. (“Longlian”)

The Company made an investment in Longlian, a private company incorporated in PRC, in 2011 by RMB 2,083,300 with equity percentage of 2.0833%. The principal activities of Longlian are property and infrastructure construction. As of September 30, 2022 and 2021, the Company carried this investment at its cost in the amount of $292,866 and $323,323, respectively. During 2022 and 2021 fiscal years, the Company received $nil and $50,713 dividend income from Longlian, respectively.

CG Malta Holding Limited (“CG Malta”)

On April 8, 2021, ZK International Group Co., Ltd., a British Virgin Islands company (the “Company”), through its wholly-owned subsidiary xSigma Entertainment Limited (“xSigma Entertainment”) entered into a Subscription of Shares Agreement (the “Subscription Agreement”) with CG Malta on April 4, 2021, pursuant to which xSigma Entertainment acquired 12% interest in CG Malta through xSigma Entertainment for US$15 million and agreed to subscribe to an additional number of ordinary shares in CG Malta for a total purchase price of US$35 million, which will guarantee to xSigma Entertainment an additional 13% interest in CG Malta, subject to the signing of a separate subscription agreement not later than four months from April 4, 2021. On August 4, 2021, xSigma Entertainment entered into an amendment to the Subscription Agreement, pursuant to which the subscription to the ordinary shares in CG Malta for a total purchase price of US$35 million will be subject to signing of a separate subscription agreement no later than January 1, 2022. The Company completed an investment of US$10 million in CG Malta in September 2021, and as a result of the investment the Company has an ownership of 15.73% on CG Malta.

The Company’s equity investment in CG Malta is accounted for under ASC 321 Investment: Equity Securities. The Company has elected the measurement alternative under ASC 321 to use cost minus impairment method for the subsequent measurement of its equity investment.

For the 2021 and 2022 fiscal years, CG Malta achieved high growth with its online gaming services launched in more than 10 states in US with high growth rate of Real Money Handle and First-Time Depositor. More detailed operation performance is included in Item 5. Operating And Financial Review And Prospects. As of September 30, 2022, the Company carried this investment at its cost in the amount of $25,000,000. For the year ended September 30, 2022, no impairment was recognized for the investment in CG Malta.

During the 2023 fiscal year, the competition of gaming market has been increasingly intense. Market bullishness and valuations peaked in early-2023 and declined rapidly from there, preventing CG Malta from raising further capital to execute its business plan. For the best interest of the Company’s shareholder, the Company decided to stop funding CG Malta and instead demanded the management team of CG Malta took active measures to achieve organic growth and healthy cash flow. However, the business was unable to raise the capital required to fund the business plan, and therefore the shareholders of CG Malta passed shareholder resolution on November 27, 2023 to cease operations of CG Malta and wind up the entity. For the year ended September 30, 2023, the Company has written off the investment in CG Malta and recorded impairment loss of $25,000,000.

NOTE 11 – RELATED PARTY TRANSACTIONS

Net amounts due to related parties consisted of the following as of September 30, 2023 and 2022:

		As of September 30,
Accounts	Name of related parties	2023	2022
Related party payables	Shareholder, HUANG Jian Cong	$1,017,701	$1,963,527
Related party payables	Other Affiliates of the Company	93,300	88,876

This represented unsecured and interest free borrowings between the Company and Huang Jiancong and other related parties to the Company. For the years end September 30, 2023 and 2022, the Company had outstanding loans with total amount of $1,017,701 and $1,963,527 from its shareholder, HUANG Jian Cong.

NOTE 12 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following as of September 30, 2023 and 2022:

	As of September 30,
	2023	2022
VAT payable	$3,165,668	$4,054,300
Other tax payables	40,654	93,282
Other	1,758,571	2,802,190
Total	$4,964,893	$6,949,772

Other current liabilities contain primarily unsecured, due on demand and interest free short-term loan to the Company from third party entities and deposits for bidding from suppliers to the Company.

NOTE 13 – SHORT-TERM AND LONG-TERM BANK BORROWINGS

Short-term bank borrowings consisted of the following at September 30, 2023:

		Amount -	Issuance	Expiration
Bank Name	Amount - RMB	USD	Date	Date	Interest
Industrial Bank	6,000,000	822,368	2022-11-03	2023-11-03	4.50%
Industrial Bank	6,000,000	822,368	2022-11-04	2023-11-04	4.50%
China Everbright Bank	10,000,000	1,370,614	2023-06-30	2024-06-29	3.20%
China Minsheng Bank	1,000,000	137,061	2023-08-03	2024-03-01	3.75%
China Minsheng Bank	10,000,000	1,370,614	2023-08-04	2024-03-01	3.75%
China Minsheng Bank	5,000,000	685,307	2023-08-07	2024-03-01	3.75%
CZBANK	9,250,000	1,267,818	2023-08-08	2024-08-06	4.50%
CZBANK	1,250,000	171,327	2022-10-10	2023-10-09	5.00%
Shanghai Pudong Development Bank	9,000,000	1,233,553	2023-09-19	2024-03-19	4.75%
Shanghai Pudong Development Bank	11,000,000	1,507,676	2023-09-21	2024-03-21	4.75%
Total	68,500,000	9,388,706

Long-term bank borrowings consisted of the following at September 30, 2023:

	Amount -	Issuance	Expiration
Bank Name	Amount - RMB	USD	Date	Date	Interest
China Minsheng Bank	10,000,000	1,370,614	2023-08-11	2025-08-11	3.80%
China Minsheng Bank	15,000,000	2,055,921	2023-08-14	2025-08-14	3.80%
China Minsheng Bank	20,000,000	2,741,228	2023-08-21	2025-08-20	3.80%
CZBANK	3,735,000	511,924	2023-03-14	2026-03-13	4.50%
Huaxia Bank	6,790,000	930,647	2023-03-27	2026-03-15	4.15%
Huaxia Bank	6,693,000	917,352	2023-03-28	2026-03-15	4.15%
Total	62,218,000	8,527,686

Short-term bank borrowings consisted of the following at September 30, 2022:

		Amount -	Issuance	Expiration
Bank Name	Amount - RMB	USD	Date	Date	Interest
Industrial Bank	6,000,000	843,467	2021-11-08	2022-11-08	5.22%
Industrial Bank	7,000,000	984,044	2021-11-05	2022-11-05	5.22%
China Merchants Bank	13,000,000	1,827,511	2022-06-08	2022-12-07	4.80%
China Minsheng Bank	10,000,000	1,405,778	2022-09-09	2023-09-09	4.20%
China Minsheng Bank	15,000,000	2,108,667	2022-09-14	2023-09-14	4.20%
China Minsheng Bank	16,000,000	2,249,244	2022-09-08	2023-09-08	4.20%
China Minsheng Bank	20,000,000	2,811,555	2022-09-13	2022-09-13	4.20%
CZBANK	2,000,000	281,156	2022-03-02	2023-02-28	5.60%
CZBANK	3,000,000	421,733	2022-07-11	2023-07-10	5.00%
CZBANK	5,850,000	822,380	2022-07-21	2023-07-19	5.00%
CZBANK	1,000,000	140,578	2022-07-25	2023-07-24	5.00%
CZBANK	1,500,000	210,867	2022-08-05	2023-08-04	5.00%
CZBANK	1,400,000	196,809	2022-09-23	2023-09-22	5.00%
Huaxia Bank	3,000,000	421,733	2022-03-23	2023-03-15	5.30%
Huaxia Bank	4,000,000	562,311	2022-03-16	2023-03-01	5.30%
Huaxia Bank	6,900,000	969,987	2022-05-05	2023-04-15	5.30%
Total	115,650,000	16,257,820

The Company’s short-term and long-term bank borrowings are pledged by its assets as listed below, and guaranteed by the Company’s major shareholders: HUANG Jian Cong, WANG Jian Di, WANG Guo Lin, WANG Min Jie, and WANG Yang Ming, and their immediate family members.

The carrying values of the Company’s pledged assets to secure short-term and long-term borrowings by the Company are as follows:

	As of September 30,
	2023	2022
Accounts receivable	$706,623	$—
Buildings, net	1,145,778	1,211,943
Land use rights, net	346,947	368,015
Machinery, net	—	134,076
Construction in progress	685,992	—
Deposit Receipt	—	702,889
Total	$2,885,340	$2,416,923

NOTE 14 – COMMITMENT AND CONTINGENCIES

The Company, from time to time, may be a party to claims and legal proceedings generally incidental to its business. As of September 30, 2022, Company has no material purchase commitments, significant leases and unused letter of credit.

The Company has one pending legal claim against a third party as of September 30, 2023. See Note 4 for disclosure related to the claim with Raozhou Dianli Ltd. There were no other legal matters that are likely to have a material adverse effect on the Company’s financial position as of September 30, 2023 and 2022 and the results of operations or cash flows for the years ended September 30, 2023 and 2022.

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

In addition, the Company recorded a potential income tax liability of $nil and $817,059 for the years ended September 30, 2023 and 2022, respectively, and for the possible underpayment of income and other taxes, not include potential interests or penalties. It is possible that the tax liability of the Company for past taxes may be higher than those amounts. The Company’s management believes it has sufficient cash on hand to adequately meet any tax liability for the underpayment of income and VAT taxes. Additionally, the Company’s management believes it may be able to negotiate with local PRC taxing authorities a reduction to any amounts that such authorities may believe are due and a reduction to any interest or penalties thereon. We have no guarantee that we will be able to negotiate such a reduction. To the extent our Company is able to negotiate such amounts, the Company records such reduction as unrecognized tax benefits due to the fact that national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes. The PRC tax law provides statute of limitations of 3 years to collect unpaid taxes. The Company recognizes the portion of unrecognized tax benefit that is beyond 3 years as reduction of its tax liabilities due to the fact that the statute of limitations for the relevant taxing authorities to examine and challenge the tax position has expired. The changes of unrecognized tax benefit recorded by the Company are shown in Note 22.

NOTE 16 – GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the fiscal years ended September 30, 2023 and 2022 consisted of following:

	2023	2022
Bad debt charges (recovery)	$—	(1,876,529)
Employee compensation and benefits	3,390,733	4,024,284
Consulting expenses	684,691	1,612,980
Amortization expenses	298,431	830,481
Depreciation expenses	229,018	149,156
Entertainment expenses	173,096	98,454
Sales tax	168,962	54,789
Other expenses	199,409	527,960
Total	$5,144,340	5,421,575

NOTE 17 – CUSTOMER AND SUPPLIER CONCENTRATION

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

The Company had no such significant customer who account for greater than 10% of the company’s revenue for the fiscal year ended September 30, 2023 and 2022. The Company had no customer who accounted for more than 10% of total accounts receivables as of September 30, 2023 and 2022

For the year ended September 30, 2023, two suppliers accounted for 29.70% and 22.51% of the Company’s total raw material purchase, respectively. The Company had two suppliers who accounted for more than 10% of total accounts payable as of September 30, 2023, the suppliers had accounts payable balance of $260,143 and $250,080 which represents 10.63% and 10.22% of total accounts payable, respectively. For the year ended September 30, 2022, two suppliers accounted for 37.24% and 27.07% of the Company’s total raw material purchase, respectively. The Company had two suppliers who accounted for more than 10% of total accounts payable as of September 30, 2022, the suppliers had accounts payable balance of $285,904 and $219,703 which represents 13.59% and 10.44% of total accounts payable, respectively. The Company believes there are numerous other suppliers that could substitute the current significant vendors should they become unavailable or non-competitive.

NOTE 18 – CONVERTIBLE NOTES

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

Prior year number was revised to correct a disclosure error. However, this error had no impact on Consolidated Statements of Balance Sheets and Consolidated Statements of Changes in Shareholders’ Equity.

On December 21, 2023, the Company entered into amendment agreements with outstanding Holders to amend the maturity date to June 30, 2024, and the amendment was treated as extinguishment of the original convertible notes and issuance of new convertible notes (“Convertible Note – 2023”).

In accounting for the issuance of the Convertible Note2023 under ASU 2020-06, the Company recorded the convertible note as a single liability in its entirety according to the new framework. The effective interest rate for the Convertible Note 2023 is 16.82%.

For the year ended September 30, 2023, there were no Holders converted their convertible debentures.

Net carrying amount of the liability component Convertible Notes dated as of September 30, 2023 was as follows:

			Net
	Principal	Interest on	carrying
	outstanding	Convertible notes	value
Convertible Notes - 2023	$3,947,080	64,144	$4,011,224

NOTE 19 – STOCK-BASED COMPENSATION, OPTIONS AND WARRANTS

Stock-based compensation

During the fiscal year ended September 30, 2021, the Company issued a total of 550,000 ordinary shares to third parties for their software development, marketing and promoting services provided to the Company’s subsidiary xSigma Corporation and xSigma Collectibles Limited. The Company accounts for share-based payment exchanged for services at the estimated grant date fair value. The shares had an estimated fair value of $3,149,000 which is measured based on their fair market value on the date of grant. For the fiscal year ended September 30, 2021, the Company recognized $1,257,989 for the compensation cost, and $787,880 of which was capitalized for Defi Exchange and xSigma Trading development. For the fiscal year ended September 30, 2022, the Company recognized $791,754 for the compensation cost, and $510,120 of which was capitalized for xSigma Trading development. The stock-based compensation has been fully capitalized during fiscal year 2022, and no stock-based compensation was capitalized during fiscal year 2023.

On March 15, 2023, the Company issued a total of 1,580,200 shares to 12 employees pursuant to the 2021 Equity Incentive Plan under which a maximum of 4,200,000 shares is authorized to be granted to employees of the Company. The fair value of the shares issued had an estimated fair value of $1,185,150 which is measured based on their fair market value on the date of grant.

On July 26, 2023, the Company issued a total of 1,019,600 shares to 12 employees pursuant to the 2021 Equity Incentive Plan under which a maximum of 4,200,000 shares is authorized to be granted to employees of the Company. The fair value of the shares issued had an estimated fair value of $654,583 which is measured based on their fair market value on the date of grant.

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

A summary of stock option activity for the year ended September 30, 2023, is presented below:

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

As of September 30, 2023, the Company had outstanding 4,774,642 warrants issued in connection with the consulting arrangement and stock offering. The following is a summary of the change in outstanding warrants during the fiscal year ended September 30, 2023:

			Weighted Average
			Remaining
	Shares Underlying	Weighted Average	Contractual
	Options/Warrants	Exercise Price	Term (Years)
Outstanding at October 1, 2022	4,774,642	$2.87	4.7
Issued	—	$—	—
Exercised	—	$—	—
Forfeited	—	$—	—
Outstanding at September 30, 2023	4,774,642	$2.87	3.7
Exercisable at September 30, 2023	4,774,642	$2.87	3.7

NOTE 20 – STOCKHOLDERS’ EQUITY

Share Issuances

On June 13, 2022, the Company issued a total of 1,407,200 shares to 12 employees pursuant to the 2021 Equity Incentive Plan under which a maximum of 4,200,000 shares is authorized to be granted to employees of the Company. The fair value of the shares issued had an estimated fair value of $1,688,640 which is measured based on their fair market value on the date of grant.

During the fiscal year ended September 30, 2022, the Company issued a total of 67,563 ordinary shares for the conversion of convertible notes by the holders, details are shown in Note 18.

On March 15, 2023, the Company issued a total of 1,580,200 shares to 12 employees pursuant to the 2021 Equity Incentive Plan under which a maximum of 4,200,000 shares is authorized to be granted to employees of the Company. The fair value of the shares issued had an estimated fair value of $1,185,150 which is measured based on their fair market value on the date of grant.

On July 26, 2023, the Company issued a total of 1,019,600 shares to 12 employees pursuant to the 2021 Equity Incentive Plan under which a maximum of 4,200,000 shares is authorized to be granted to employees of the Company. The fair value of the shares issued had an estimated fair value of $654,583 which is measured based on their fair market value on the date of grant.

During the fiscal year ended September 30, 2023, no convertible holder exercised convertible notes.

Statutory surplus reserves

Pursuant to Chinese Company law applicable to foreign investment companies, the Company’s PRC subsidiaries are required to maintain statutory surplus reserves. The statutory surplus reserves are to be appropriated from net income after taxes, and should be at least 10% of the after tax net income determined in accordance with accounting principles and relevant financial regulations applicable to PRC enterprises (“PRC GAAP”). The Company has an option of not appropriating the statutory surplus reserve after the statutory surplus reserve is equal to 50% of the subsidiary’s registered capital. Statutory surplus reserves are recorded as a component of shareholders’ equity. The statutory surplus reserve as of September 30, 2023 is $3,176,556.

Wenzhou Weijia has not commenced operation since inception. No appropriation to the statutory surplus reserves.

Zhejiang Zhengkang recorded a net loss for the years ended September 30, 2023, so no appropriation to the statutory surplus reserves and staff welfare and bonus fund was made. Zhejiang Zhengkang appropriated $261,954 to the statutory surplus reserves for the year ended September 30, 2022.

Wenzhou Zhengfeng recorded a net loss for the years ended September 30, 2023 and 2022, so no appropriation to the statutory surplus reserves and staff welfare and bonus fund was made.

Dividends declared by the Company’s PRC subsidiaries are based on the distributable profits as reported in their statutory financial statements reported in accordance with PRC GAAP, which differ from the results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP. The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its PRC subsidiaries. As of September 30, 2023, the Company has no dividend payable.

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company, and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. Amounts restricted include the PRC subsidiaries’ paid-in capital and statutory surplus reserves of the Company’s PRC subsidiaries totaling $7,470,323 as of September 30, 2023 and 2022.

Non-controlling interests

Non-controlling interests represent the interest of non-controlling shareholders in Zhejiang Zhengkang based on their proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. On September 29, 2015, Wenzhou Weijia acquired 99% equity percentage of Zhejiang Zhengkang from 5 individual shareholders: HUANG Jian Cong, WANG Ming Jie, WANG Guo Lin, WANG Jian Di and WANG Yang Ming. After that, Zhejiang Zhengkang’s equity interest is 99% held by Wenzhou Weijia and 1% held by HUANG Jian Cong as of the year end. The non-controlling interest in Zhejiang Zhengkang was 1% as of September 30, 2023 and 2022. The non-controlling interest in ZK Uganda was 20% as of September 30, 2023. The non-controlling interest in xSigma Corporation was 49% as of September 30, 2023. The non-controlling interest in Suona was 1% as of September 30, 2023.

NOTE 21 – SEGMENT REPORTING

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

For the years ended September 30, 2023 and 2022, revenue and assets within PRC contributed over 90% of the Company’s total revenue and assets.

NOTE 22 – INCOME TAXES

	As of September 30,
	2023	2022	2021
Deferred tax assets:
Bad debt allowance recorded for accounts receivable , other receivable, and long-term prepayments	$2,643,662	$301,885	$333,280
Inventory provision	14,972	15,355	16,952
Net operating loss carry-forward	2,850	2,924	690,882
Less: valuation allowance	(2,661,484)	—	(687,654)
Total	$—	$320,164	$353,460

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company’s deferred tax assets as of September 30, 2023, 2022 and 2021 were $nil, $320,164, and $353,460, respectively, which were mainly derived from the temporary difference from provision of doubtful accounts and net operating loss carry forward of Zhejiang Zhengkang with effective period from October 01, 2018 to September 30, 2023. The Company evaluated the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized.

Income taxes for the years ended September 30, 2023, 2022 and 2021 are attributed to the Company’s continuing operations in China and consisted of:

	For the year ended September 30,
	2023	2022	2021
Current income tax recovery	$(782,752)	$(1,340,844)	$(958,210)
Deferred income tax expenses	322,897	—	406,064
Total income tax recovery	$(459,855)	$(1,340,844)	$(552,146)

Per the consolidated statements of operations and comprehensive income, the income tax expenses for the Company can be reconciled to the income before income taxes for the years ended September 30, 2023, 2022 and 2021 as follows:

	For the year ended September 30,
	2023	2022	2021
Income before taxes excluded the amounts of loss incurring entities	$—	$—	—
PRC EIT tax rates	15%	15%	15%
Tax at the PRC EIT tax rates	—	—	—
Tax effect of 100% (75% for 2021) R&D expenses deduction	—	—	—
Tax effect of deferred tax recognized	322,897	—	406,064
Tax effect of non-deductible expenses	—	—	—
Change in unrecognized tax benefits	(782,752)	(1,340,844)	(958,210)
Income tax recovery	$(459,855)	$(1,340,844)	(552,146)

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

The changes in unrecognized tax benefits are as follows:

	For the year ended September 30,
	2023	2022	2021
Balance at beginning period	$817,059	$2,354,832	$3,188,615
Addition for tax positions of the current year	(38,695)	—	(37,407)
Lapse of statute of limitations	(785,337)	(1,315,945)	(967,698)
Effect of exchange rate changes	6,973	(221,828)	171,322
Balance at ending period	$—	$817,059	$2,354,832

As of September 30, 2023 and 2022, the Company had unrecognized tax benefits of $nil and $817,059 respectively and such balance was included in “income tax payable” account. For the fiscal years 2023, 2022 and 2021, no tax authority initiated tax examination against the Company and the Company was issued Certificate of No Tax Arrears on November 6, 2023 by local tax authority which indicates the Company has fully paid income taxes for its tax returns since January 01, 2017.

NOTE 23 - SUBSEQUENT EVENTS

On November 27, 2023, the Company and xSigma Entertainment entered into a settlement agreement (the “Settlement Agreement”) with CG Malta, the shareholder who holds the remainder ownership of CG Malta (the “CG Malta Shareholder”), a subsidiary of CG Malta (“CG Malta Subsidiary”), and a third party (collectively, the “Parties”). Pursuant to the Settlement Agreement, the Parties agreed to release, acquit and discharge any and all actions, claims, rights, demands, and set-offs arising out of or connected with (i) a written shareholders agreement entered into by and among CG Malta, the CG Malta Shareholder and xSigma Entertainment in or about March 2021 for the purposes of, inter alia, regulating the CG Malta Shareholder and xSigma Entertainment’s relationship as shareholders of CG Malta, (ii) a written subscription for shares agreement entered into by and among CG Malta, the CG Malta Shareholder and xSigma Entertainment on or about April 4, 2021, pursuant to which, xSigma Entertainment agreed to subscribe for, and CG Malta agreed to issue and allot to xSigma Entertainment, additional shares in CG Malta on the terms and subject to the conditions contained therein; (iii) a dispute between the end of 2022 and beginning of 2023 between CG Malta, the CG Malta Shareholder, xSigma Entertainment and the Company relating to the financial position of CG Malta in connection with the dissolution and consequential winding-up of CG Malta (the “Dispute”); (iv) the underlying facts relating to the Dispute; (v) any other agreement between or act by the Parties or any of them; and (vi) any other matter arising out of or connected with the relationship between the Parties (collectively, the “Settlements”). In exchange for the Settlements, CG Malta Subsidiary transferred and assigned certain software to xSigma Entertainment on November 27, 2023 and the CG Malta Shareholder secured an independent third party investor to invest US$5 million into the Company at preferential terms.

The Company entered into a Securities Purchase Agreement, dated November 27, 2023 (the “Purchase Agreement”), with an investor (the “Investor”). Pursuant to the Purchase Agreement, the Investor purchased and the Company issued and sold 3,154,885 ordinary shares of the Company, of no par value (the “Shares”), at an aggregate purchase price of $5 million (the “Private Placement”). On April 25, 2024, the Company issued the Shares and the Private Placement is closed. The Company plans to use the net proceeds from the Private Placement for working capital and general corporate purposes.

The Company entered into a Securities Purchase Agreement, dated July 12, 2024 to purchase a maximum of four million (4,000,000) common stocks of Recruiter.com Group, Inc. (Nasdaq: RCRT) in one or more closings. The Company irrevocably subscribed for and agrees to purchase two million (2,000,000) shares of common stock at a per share price of US$1.00 per Share at this round of investment.

On October 31, 2023, the Company entered into a Debt Assignment Agreement with five affiliates of the Company, including Jiancong Huang, Mingjie Wang, Guolin Wang, Jiandi Wang and Yangming Wang. Such agreement allows the five affiliates to assign their loans provided to the Company among the five affiliate. Pursuent to the agreement, the five affiliates agreed to assign and concentrate all loans provided to the Company to Jiancong Huang.

During the period from October 1, 2023 to the date of this report, the Company assigned its Notes Receivable with an amount of $54,825 to its suppliers to pay for the raw materials it purchased.

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before this financial statements are issued, the Company has evaluated all events or transactions that occurred after September 30, 2023 up through the date the Company issued the consolidated financial statements.