Form 20-F
period 2024-09-30
ZK International Group Co., Ltd.
filed 2025-01-27
CIK 1687451

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended September 30, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 36,147,625 ordinary shares as of September 30, 2024.

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

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. All reference to “U.S. dollars”, “USD”, “US$” or “$” are to United States dollars. The exchange rates in effect as of September 30, 2024, 2023 and 2022 were US $1.00 for RMB 7.0176,RMB 7.2960, and RMB 7.1135, respectively. The average exchange rates for the years ended September 30, 2024, 2023 and 2022 were US $1.00 for RMB 7.2043, RMB 7.0533, and RMB 6.5532, respectively. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

Neither ZK International nor any of its subsidiaries has been identified and we do not expect ZK International or any of its subsidiaries to be identified by the Commission under the HFCAA. Our current auditor, Fortune CPA, Inc., is headquartered in Orange, Californoia, and is not subject to inspection by the PCAOB as of the date of this annual report. Our previous auditor, ZH CPA, LLC, is headquartered in Denver, Colorado, and is subject to inspection by the PCAOB on a regular basis. However, recent developments with respect to audits of China-based companies create uncertainty about the ability of Fortune CPA, Inc. or ZH CPA, LLC to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. If we cannot engage a new auditor within a reasonable time under reasonable terms, our ordinary shares may be delisted, and the price of our ordinary shares may significantly decrease or become worthless. See “Item 3. Key Information - 3.D Risk Factors — Risks Related to Our Ordinary Shares — Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for two consecutive years. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 41.

Corporate Structure and the Risks Relating to Being a China-based Company

Below is a chart illustrating our current corporate structure:

ZK International is a British Virgin Islands incorporated holding company without any material operations. ZK International conducts business through its subsidiaries, primarily based in China. ZK International does not conduct business through variable interest entity structure. Our corporate structure involves unique risks to investors. For more details of risks related to our corporate structure, see “Item 3. Key Information - 3.D Risk Factors — Risks Related to Our Corporate Structure —ZK International is a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our expenses or pay dividends to holders of our ordinary shares.” on page 39 and “PRC regulation of loans to and direct investment in PRC entities by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.” starting on page 17.

The PRC subsidiaries, Wenzhou Weijia, Wenzhou Zhengfeng, Zhejiang Zhengkang, Hongyun and Suona are subject to various legal and operational risks associated with being based in China and having a majority of operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company to conduct its business, accept foreign investments or be listed on a U.S. or other foreign exchange. The PRC government has initiated a series of regulatory actions and statements recently to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this annual report, we and our PRC subsidiaries have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction. However, since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on the ability of the PRC subsidiaries to conduct business, accept foreign investments, and list on an U.S. or other foreign exchange. These risks may result in a material change in the operations of the PRC subsidiaries, significant depreciation of the value of our ordinary shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information - 3.D Risk Factors — Risks Related to Doing Business in China — The Chinese government may intervene or influence the operations of the PRC subsidiaries at any time. Such risks may result in a material change in the operations of the PRC subsidiaries, significant depreciation of the value of our ordinary shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless.” on page 31, “— The Chinese government exerts substantial influence over the manner in which the PRC subsidiaries must conduct business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our holding company or subsidiaries were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which may cause the value of our ordinary shares to significantly decline or be worthless.” on page 32, and “ — The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required in connection with any future offering, and, if required, we cannot predict whether we will be able to meet such requirements.” on page 33.

Summary of Risk Factors

Investing in our Company involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our Company. Below please find a summary of the risks and challenges we face organized under relevant headings. These risks are discussed more fully in the section titled “Item 3. Key Information - 3.D. Risk Factors” in this Annual Report.

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

The Chinese government may intervene or influence the operations of the PRC subsidiaries at any time. Such risks may result in a material change in the operations of the PRC subsidiaries, significant depreciation of the value of our ordinary shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information - 3.D. Risk Factors — Risks Related to Doing Business in China — The Chinese government may intervene or influence the operations of the PRC subsidiaries at any time. Such risks may result in a material change in the operations of the PRC subsidiaries, significant depreciation of the value of our ordinary shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless” on page 31.

Risks related to the approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required in connection with any future offering, and, if required, we cannot predict whether we will be able to meet such requirements.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, adopted the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. On July 6, 2021, the State Council and General Office of the CPC Central Committee issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures effective from March 31, 2023, which regulates both direct and indirect offering and listing of PRC domestic enterprises’ securities by adopting a filing-based regulatory regime, requiring PRC domestic companies seeking to directly or indirectly offer securities and list in oversea markets to file with the CSRC. See “Item 3. Key Information - 3.D. Risk Factors — Risks Related to Doing Business in China — the approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required in connection with any future offering, and, if required, we cannot predict whether we will be able to meet such requirements” on page 33.

Risks related to becoming subject to recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, could harm our business operations, reputation and result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies with substantially their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company and our business. If we become the subject of any unfavorable allegations, it may be a major distraction to our management. If such allegations are not proven to be groundless, our company and business operations will be severely hampered and your investment in our stock could be rendered worthless. See “Item 3. Key Information - 3.D. Risk Factors — Risks Related to Doing Business in China — If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations and our reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably” on page 34.

Risks related to adverse change in political and economic policies of the PRC government

Substantially all of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole. See “Item 3. Key Information - 3.D. Risk Factors—Risks Related to Doing Business in China—Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position” on page 34.

Risks related to the imposition of trade barriers and taxes that may reduce our ability to do business internationally, and the resulting loss of revenue could harm our profitability.

We may experience barriers to conducting business and trade in our targeted emerging markets in the form of delayed customs clearances, customs duties and tariffs, and there can be no assurance that this will not reduce the level of sales that we achieve in such markets, which would reduce our revenues and profits. See “Item 3. Key Information - 3.D. Risk Factors — Risks Related to Doing Business in China — Imposition of trade barriers and taxes may reduce our ability to do business internationally, and the resulting loss of revenue could harm our profitability” on page 21.

Risks related to our operations and assets in the PRC since shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers.

Most of our executive officers and directors are non-residents of the U.S., and substantially all the assets of such persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons. See “Item 3. Key Information - 3.D. Risk Factors — Risks Related to Doing Business in China — Since the operations of the PRC subsidiaries and substantially all of our assets are located in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers” on page 22.

Risks related to our uncertainty with respect to the PRC legal system which could adversely affect us.

We conduct all our business through subsidiaries in China and our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments, and wholly foreign-owned enterprises. Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our PRC subsidiaries’ operations at any time, or may exert more oversight and control over offerings conducted overseas and/or foreign investment in issuers with substantial operations in China could result in a material change in our operations or financial performance and/or could result in a material reduction in the value of our ordinary shares or hinder our ability to raise necessary capital. See “Item 3. Key Information - 3.D. Risk Factors — Risks Related to Doing Business in China — Uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice could adversely affect us” on page 23.

Risks related to the Chinese governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our security-holders. See “Item 3. Key Information - 3.D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment” on page 24.

Risks related to PRC subsidiaries’ ability to increase their registered capital or distribute profits to us

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, which could adversely affect our business and prospects. See “Item 3. Key Information - 3.D. Risk Factors-Risks Related to Doing Business in China - PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law” on page 25.

Risks Related to Our Corporate Structure

Risks related to our status as a holding company which makes us reliant on dividends paid by our subsidiaries for our cash needs.

We are a BVI holding company and conduct substantially all of our business through our subsidiaries in China. We may rely on dividends to be paid by our PRC subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict our PRC subsidiaries’ ability to pay dividends or make other distributions to us. See “Item 3. Key Information - 3.D. Risk Factors — Risks Related to Our Corporate Structure — ZK International is a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our expenses or pay dividends to holders of our ordinary shares” on page 16 and “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries” on page 40.

Risks Related to Our Business and Industry

Risks Related to the coronavirus (COVID-19) pandemic.

Zhejiang Province, where we conduct a substantial part of our business, was materially impacted by the spread of a novel strain of coronavirus (COVID-19). The extent to which the COVID-19 outbreak continues to impact our financial condition and results of operations for cannot be reasonably estimated at this time and will depend on future developments that currently cannot be predicted. See “Item 3. Key Information - 3.D. Risk Factors — Risks Related to Our Business and Industry — Our business could be materially harmed by the ongoing coronavirus (COVID-19) pandemic” on page 18.

Risks relating to operating in a highly competitive industry.

We face competition from both regional and importing manufacturers for pipe and fitting products because the market is fragmented, has low barriers to entry, and is driven for many of our products on the basis of price. Competitors may be able to grow and consolidate, as to take advantage of economies of scale, which could put pressure on our margins and adversely affect our financial condition or ability to expand our business. See “Item 3. Key Information - 3.D. Risk Factors — Risks Related to Our Business and Industry — Our industry is very competitive in China” on page 19.

Risks related to any decline in the availability or increase in the cost of raw materials.

Our pipe and fitting manufacturing operations depend heavily on the availability of various raw materials and energy resources. Any decline in the availability of raw material or fluctuation in the prices for raw materials or energy resources could materially increase our costs and therefore lower our earnings. See “Item 3. Key Information - 3.D. Risk Factors — Risks Related to Our Business and Industry — Any decline in the availability or increase in the cost of raw materials could materially affect our earnings” on page 20.

Risks related to outstanding bank loans.

If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected. See “Item 3. Key Information - 3.D. Risk Factors — Risks Related to Our Business and Industry — Outstanding bank loans may reduce our available funds” on page 20.

Risks related to our potential for weak liquidity.

If we continue to experience an increase in accounts receivable without substantial collection of them, this weak liquidity could have a material adverse effect on our financial health and performance. See “Item 3. Key Information - 3.D. Risk Factors — Risks Related to Our Business and Industry — Weak liquidity may have material adverse effect on our results of operations” on page 20.

Risks related to any supply chain disruption.

Supply chain fragmentation and local protectionism within China may complicate supply chain disruption risks. Limitations inherent within the supply chain, including competitive, governmental, legal, natural disasters, and other events could cause significant disruptions to our supply chain, manufacturing capability and distribution system. These disruptions could adversely impact our ability to produce and deliver products. See “Item 3. Key Information - 3.D. Risk Factors — Risks Related to Our Business and Industry — Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products” on page 21.

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

Neither ZK International nor any of its subsidiaries has been identified and we do not expect ZK International or any of its subsidiaries to be identified by the Commission under the HFCAA. Our current auditor, Fortune CPA, Inc., is headquartered in Orange, Californoia, and is not subject to inspection by the PCAOB as of the date of this annual report. Our previous auditor, ZH CPA, LLC, is a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. If we cannot engage a new auditor within a reasonable time under reasonable terms, our ordinary shares may be delisted, and the price of our ordinary shares may significantly decrease or become worthless. See “Item 3. Key Information - 3.D. Risk Factors — Risks Related to Our Ordinary Shares — Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for two consecutive years. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 40.

Risks related to our ability to follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements as a foreign private issuer, which may result in less protection than afforded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer, we are permitted to and did follow certain home country corporate governance practices instead of those otherwise required under the applicable rules of the Nasdaq Capital Market for domestic U.S. issuers, provided we disclose the requirements we are not following and describe the home country practices we are following. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may provide less protection to you than what is accorded to investors under the applicable rules of the Nasdaq Capital Market applicable to domestic U.S. issuers. See “Item 3. Key Information - 3.D. Risk Factors — Risks Related to Our Ordinary Shares — As a foreign private issuer, we are permitted to, and did follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers” on page 42.

Risks related to shareholder inability to commence derivative actions, thereby depriving shareholders of the ability to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Moreover, there is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered. See “Item 3. Key Information - 3.D. Risk Factors — Risks Related to Our Ordinary Shares — British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests” on page 44.

Risks related to the market price of the Company’s ordinary shares may continue to be volatile.

The trading price of our ordinary shares has been volatile and could continue to be subject to wide fluctuations in response to various factors, some of which are beyond our control. Such a decline in the market price of our ordinary shares could adversely affect our ability to issue additional shares or other of our securities and our ability to obtain additional financing in the future. See “Item 3. Key Information - 3.D. Risk Factors — Risks Related to Our Ordinary Shares — The market price of the Company’s ordinary shares may continue to be volatile” on page 45.

Risks related to the suspension of trading or delisting if we fail to comply with the continued listing requirements of Nasdaq.

The Company is not in compliance with the requirement to maintain a minimum bid price of $1.00 per share for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2) and was provided a compliance period until Februiary 10, 2025, to regain compliance with the Minimum Bid Price Requirement, pursuant to Nasdaq Listing Rule 5810(c)(3)(A). On January 14, 2025, the board of directors of the Company approved a reverse share split ratio of 1-for-7. There can be no assurance that the Company will be able to regain compliance with that rule on or before February 10, 2025 or will otherwise be in compliance with other Nasdaq listing criteria. If we fail to regain compliance with Nasdaq’s listing rules, our ordinary shares could be subject to suspension and delisting.. See “Item 3. Key Information - 3.D Risk Factors — Risks Related to Our Ordinary Shares — If we fail to comply with the continued listing requirements of Nasdaq, we face possible suspension of trading and delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us” on page 38.

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

However, if we do not receive or maintain the permissions and approvals, or we inadvertently conclude that such permissions and approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain permission and approval in the future, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “Item 3. Key Information - 3.D Risk Factors – Risks Related to Doing Business in China – The Chinese government exerts substantial influence over the manner in which the PRC subsidiaries must conduct business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our holding company or subsidiaries were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which may cause the value of our ordinary shares to significantly decline or be worthless”.

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, effective from March 31, 2023, which regulates both direct and indirect offering and listing of PRC domestic enterprises’ securities by adopting a filing-based regulatory regime, requiring PRC domestic companies seeking to directly or indirectly offer securities and list in oversea markets to file with the CSRC. If we are determined by CSRC that we need to complete the filing procedures for our future offshore offerings, or the CSRC, CAC or other regulatory agencies later promulgate and other new rules or explanations requiring us to complete filing procedures or obtain their approvals for our future offshore offerings, we may be unable to complete such filing procedures or obtain such approvals in a timely manner, or at all, and such filings or approvals may be rescinded even if completed or obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business. For more details, see “Item 3. Key Information - 3.D Risk Factors – Risks Related to Doing Business in China – The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required in connection with any future offering, and, if required, we cannot predict whether we will be able to meet such requirement”.

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

During the fiscal year ended September 30, 2024, 2023 and 2022 and until the date of this annual report, there has been no transfers, dividends, or distributions between ZK International, its subsidiaries, or to investors, except that during the fiscal year ended September 30, 2022, ZK International transferred a total of $4,139,100 to Zhejiang Zhengkang Industrial Co. for business operation purposes.

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

For a detailed description of risks related to enforceability of civil liabilities, please refer to “Item 3. Key Information - 3.D. Risk Factors – Since the operations of the PRC subsidiaries and substantially all of our assets are located in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers”.

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

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive (loss)/income.” For the years ended September 30, 2024, 2023, and 2022, we had adjustment (loss) gain of $861,280, $(549,332), and $(5,504,385), respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

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

Zhejiang Province, where we conduct a substantial part of our business, was materially impacted by the COVID-19 pandemic. We followed the recommendations of local health authorities to minimize exposure risk for our employees, including the temporary closure of our offices and suspension of marketing activities, and having employees work remotely. Our on-site work was not resumed until mid-March 2020 upon approval from the local government. Due to the extended lock-down and self-quarantine policies in China, we experienced significant business disruption during the lock-down period from February to mid-March. The production of the Company’s suppliers and logistics services were suspended since early February and did not resume until February 25, 2020 and was picking up slowly after China reopened businesses nationwide. During the fiscal year 2022, the Company experienced delays in the purchase of raw materials from supplies and delivery of products to domestic customers in China on a timely basis as a consequence of travel restrictions. Although the situation has eased since mid-May 2022, the number of orders placed by the customers was affected, as the business of those customers was negatively impacted. Meanwhile, the prices of raw materials have also risen significantly since October 2021, especially nickel which is an important component of stainless steel. Our management believes that the above negative impacts of the COVID-19 pandemic had a negative impact on our overall business operations and financial results for the fiscal year 2022. For the fiscal year 2023, many of the restrictive measures previously adopted by the PRC governments at various levels to control the spread of the COVID-19 virus have been revoked or replaced with more flexible measures since December 2022. For the fiscal year 2024, we did not experience any negative impacts associated with the COVID-19 pandemic. The revocation or replacement of the restrictive measures to contain the COVID-19 pandemic had a positive impact on our normal operations.

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

We recorded an income tax liability of $nil, $669, and $817,059 for the fiscal years ended September 30, 2024, 2023, and 2022, respectively. It is possible that the tax liability of the Company for past taxes may be higher than those amounts. We believe that we have sufficient cash on hand to adequately meet any tax liability for the underpayment of income and business taxes. Additionally, we believe that we may be able to negotiate with local PRC taxing authorities a reduction to any amounts that such authorities may believe are due and a reduction to any interest or penalties thereon. We cannot guarantee whether we will be able to negotiate such a reduction. To the extent we can negotiate such amounts, national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes, interest and penalties in amounts greatly exceeding management’s estimates.

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

We had $21,827,833, $17,916,392 and $16,257,820 in outstanding bank loans as of September 30, 2024, 2023, and 2022. While the management believes that we will have sufficient cash to repay these loans, there can be no guarantee that we will be able to pay all amounts when due or refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

Weak liquidity may have material adverse effect on our results of operations.

Our operating activities used $6,475,650, $1,905,912, and $2,072,220 in net cash during the fiscal years ended September 30, 2024, 2023, and 2022, respectively. We cannot assure you that our operating activities will be able to provide net cash in the future. In addition, some of our accounts receivable have carried balance for more than 3 years. While we are actively collecting the remaining balance of these accounts receivable, we cannot assure you that we will be able to do so. If we continue experiencing an increase in accounts receivable without substantial collection of them, the weak liquidity could have a material adverse effect on our financial performance.”

The loss of any of our key vendors could have a materially adverse effect on our results of operations.

We consider our major vendors in each period to be those vendors that accounted for more than 10% of overall purchases in such period. We had two vendors during the fiscal year ended September 30, 2024, which accounted for 51% of total purchases. We had two vendors during the fiscal year ended September 30, 2023, who collectively accounted for 52.21% of total purchases. We had two vendors during the fiscal year ended September 30, 2022, who collectively accounted for 64.31% of total purchases. We purchase raw materials on the market at prevailing market prices. We believe that we can locate replacement vendors readily on the market for prevailing prices and that we would not have significant difficulty replacing a given vendor, any difficulty in replacing such a vendor could adversely affect our company’s performance to the extent it results in higher prices, slower supply chain and ultimately less desirable results of operations.

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

Neither ZK International nor any of its subsidiaries has been identified and we do not expect ZK International or any of its subsidiaries to be identified by the Commission under the HFCAA. Our current auditor, Fortune CPA, Inc., is headquartered in Orange, Californoia, and is not subject to inspection by the PCAOB as of the date of this annual report. Our previous auditor, ZH CPA, LLC, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is based in Denver Colorado and is subject to inspection by the PCAOB on a regular basis, with the latest inspection completed in January 2021.

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

The trading price of our ordinary shares has been volatile and could continue to be subject to wide fluctuations in response to various factors, some of which are beyond our control. During the fiscal year ended September 30, 2024, our ordinary shares have traded at a low of $0.38 and a high of $1.35 irrespective of our operating performance and with no discernable announcements or developments by the company or third parties. We may incur rapid and substantial decreases in our stock price in the foreseeable future that are unrelated to our operating performance or prospects. The stock market in general and the market for companies such as us in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may experience losses on their investment in our ordinary shares. A decline in the market price of our ordinary shares also could adversely affect our ability to issue additional shares or other of our securities and our ability to obtain additional financing in the future. Factors affecting the trading price of the Company’s ordinary shares may include:

●	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;
●	changes in the market’s expectations about our operating results;
●	the success of competitors;
●	our operating results failing to meet the expectation of securities analysts or investors in a particular period;
●	changes in financial estimates and recommendations by securities analysts concerning the Company or the lending market in general;
●	operating and stock price performance of other companies that investors deem comparable to the Company;
●	our ability to market new and enhanced services on a timely basis;
●	changes in laws and regulations affecting our business;
●	commencement of, or involvement in, litigation involving the Company;
●	the Company’s ability to access the capital markets as needed;
●	changes in the Company’s capital structure, such as future issuances of securities or the incurrence of additional debt;
●	the volume of our ordinary shares available for public sale;

●	any major change in our board or management;
●	sales of substantial amounts of ordinary shares by our directors, executive officers or significant shareholders or the perception that such sales could occur; and
●	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

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

If we fail to comply with the continued listing requirements of Nasdaq, we face possible suspension of trading and delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us.

On February 15, 2024, the Company received a letter from the Listing Qualifications Staff of Nasdaq indicating that, based upon the closing bid price of the ordinary shares, the Company was not in compliance with the requirement to maintain a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”) for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2). At that time, the Company was provided a compliance period of 180 calendar days, or until August 13, 2024, to regain compliance with the Minimum Bid Price Requirement, pursuant to Nasdaq Listing Rule 5810(c)(3)(A).

On August 14, 2024, the Company received a written notice from Nasdaq (the “August 2024 Notice”) stating that, although the Company had not regained compliance with the minimum bid price requirement by August 13, 2024, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company is eligible for an additional 180 calendar day period, or until February 10, 2025, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the closing bid price of the Company’s ordinary shares must meet or exceed $1.00 per share for a minimum of 10 consecutive business days during this 180-day period.

On January 14, 2025, the board of directors of the Company approved a reverse share split ratio of 1-for-7. There can be no assurance that the Company will be able to regain compliance with that rule on or before February 10, 2025 or will otherwise be in compliance with other Nasdaq listing criteria.

If we fail to regain compliance with Nasdaq’s listing rules, our ordinary shares could be subject to suspension and delisting. If the ordinary shares loses its listing on the Nasdaq Capital Market, the ordinary shares would likely trade in the over-the-counter market. If the ordinary shares were to trade on the over-the-counter market, selling the ordinary shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event the ordinary shares are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in the ordinary shares, further limiting the liquidity of such shares. A determination that the ordinary shares constitue a “penny stock” would require brokers trading in the ordinary shares to adhere to even more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the ordinary shares. These factors could result in lower prices and larger spreads in the bid and ask prices for the ordinary shares. Such delisting from the Nasdaq Capital Market and continued or further declines in the price of shares of the ordinary shares could also greatly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to stockholders caused by our issuing equity in financing or other transactions.

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

xSigma Corporation (“xSigma Corporation”) was incorporated on January 18, 2018 under the laws of the British Virgin Islands. Xsigma Corporation is 51% owned by ZK International. xSigma Corporation does not have any material operations as of the date of this annual report.

xSigma Collectibles Limited (“xSigma Collectibles”) was incorporated on July 6, 2021 under the laws of the British Virgin Islands. xSigma Collectibles is a wholly-owned subsidiary of ZK International. xSigma Collectibles does not have any material operations as of the date of this annual report.

xSigma Entertainment Limited (“xSigma Entertainment”) was incorporated on March 17, 2021 under the laws of the British Virgin Islands. xSigma Entertainment is a wholly-owned subsidiary of ZK International. xSigma Entertainment does not have any material operations as of the date of this annual report.

xSigma Trading, LLC (“xSigma Trading, LLC”) was formed on June 7, 2021 in Delaware company. xSigma Trading is a wholly-owned subsidiary of xSigma Corporation. xSigma Trading, LLC does not have any material operations as of the date of this annual report.

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

In addition, on July 12, 2024, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Target such that the Target shall prepare and, as soon as practicable, but in no event later than 150 days after the Closing Date (as defined in the Securities Purchase Agreement), file with the SEC a registration statement on Form S-3 covering the resale of all of the Registrable Securities (as defined in the Registration Rights Agreement), provided that such registration statement shall include all of the Registrable Securities as of the date such registration statement is initially filed with the Commission; provided further that if Form S-3 is unavailable for such a registration of all the Registrable Securities, the Company shall use such other form as is required therein.

On September 11, 2024, the Company completed the first closing of the Investment, and the Target issued a total of 1,749,975 shares of common stock, par value $0.0001 per share, to the Company, at US$1.00 per share. The shares of common stock of the Target issued in connection with the Investment have not been registered under the Securities Act, and are exempt from the registration requirements of the Securities Act, pursuant to Regulation S promulgated under the Securities Act.

Reverse Share Split

On January 14, 2025, the board of directors of the Company approved a reverse share split ratio of 1-for-7. There can be no assurance that the Company will be able to regain compliance with the Nasdaq Capital Market’s continued listing requirements on or before February 10, 2025 or that Nasdaq will grant the Company a further extension of time to regain compliance, if applicable. If we fail to regain compliance with Nasdaq’s listing rules, our ordinary shares could be subject to suspension and delisting. If the ordinary shares loses its listing on the Nasdaq Capital Market, the ordinary shares would likely trade in the over-the-counter market. See “Item 3. Key Information - 3.D Risk Factors — Risks Related to Our Ordinary Shares — If we fail to comply with the continued listing requirements of Nasdaq, we face possible suspension of trading and delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us.”

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

xSigma DeFi Project and xSigma Trading

In 2021, xSigma Corporation launched a decentralized finance (“DeFi”) protocol, a stablecoin exchange platform built on smart contract, and xSigma Trading, which includes trading platforms for CFD trading and crypto, crypto options and crypto derivatives trading.

The platforms were intended for internal use which is to provide services to customers and the Company does not have any plan to market the software for sales externally. In exchange of the development services provided, the Company paid consideration in the form of cash, stock and stock warrants, and all the costs incurred during the Application development Stage were capitalized pursuant to ASC 350-40-25.

During the fiscal year 2023, the Company evaluated the recoverability of the above-mentioned platforms, including Defi Exchange, xSigma Trading, and MaximNFT pursuant to ASC 360-10-35-21 and concluded that the carrying value of the three platforms may not be recoverable as it projects that the platform is likely to have continuing losses and it’s more likely than not this platform will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The Company wrote off the carrying value of the platform and recorded a loss of $10,346,769.

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

We find that primarily sold through distributors, our products are mostly embraced by two categories of end users: those within the water transmission industry and those within the gas transmission. Our clients scatter in diverse industries including, but not limited to, water treatment, real estate development, hospitality, hospital, gas supply, and school. We consider our major customers in each period to be those customers that accounted for more than 10% of overall revenues in such period. We had no major customer during the fiscal years ended September 30, 2024, 2023, and 2022.

Suppliers

We consider our major vendors in each period to be those vendors that accounted for more than 10% of overall purchases in such period. We had two  vendors during the fiscal year ended September 30, 2024, who collectively accounted for 51% of total purchases. We had two vendors during the fiscal year ended September 30, 2023, who collectively accounted for 52.21% of total purchases. We had two vendors during the fiscal year ended September 30, 2022, who collectively accounted for 64.31% of total purchases. We purchase from a variety of suppliers and believe these raw materials are widely available. If we were unable to purchase from our primary suppliers, we do not expect we would face difficulties in locating another supplier at substantially the same price. We have secure and efficient access to all the raw materials necessary for the production of our products. We believe our relationships with the suppliers of these raw materials are strong. While the prices of such raw materials may vary greatly from time to time, we believe we could hedge such risk by adjusting our price or absorb the higher cost at times if necessary. See “Item 3. Key Information - 3.D Risk Factors — Risks Related to Our Business and Industry — The loss of any of our key vendors could have a materially adverse effect on our results of operations.”

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

Raw Material Sourcing

We use various commercially available raw materials and components in our business, including carbon steel and stainless steel, which are key inputs in our manufacturing process. Our raw materials are sourced from multiple vendors and are not considered precious metals. Despite a volatile steel market and increased pricing pressure on stainless steel direct materials, we have employed strategic inventory purchases and negotiated fixed-price supply contracts to help mitigate the impact to our product cost and improve financial planning. See “Item 3. Key Information - 3.D Risk Factors — Risks Related to Our Business and Industry — Any decline in the availability or increase in the cost of raw materials could materially affect our earnings” and “— Our business could be materially harmed by the ongoing coronavirus (COVID-19) pandemic”.

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

Our Intellectual Property

Patent

We rely on our technology patents to protect our domestic business interests and ensure our competitive position in our industry. The issued patents we hold are as follows:

No.	Patent Name	Owner	Category	Patent Code.	Authorization Date
1.	Pipe Joint	Zhejiang Zhengkang	Invention Patent	ZL200610028979.9	05/12/2010
2.	Snap-Type Pipe Connector	Zhejiang Zhengkang	Invention Patent	ZL200810107992.2	08/31/2011
3.	Automatic Head Machine for Elbow Fittings	Zhejiang Zhengkang	Invention Patent	ZL200910097809.X	09/08/2010
4.	Multi-Station Semi-Automatic Forming Machine	Zhejiang Zhengkang	Invention Patent	ZL201310251507.X	08/26/2015
5.	Fully Automatic Steel Pipe Leak Detection Machine	Zhejiang Zhengkang	Invention Patent	ZL20141 0018933.3	03/02/2016
6.	Automatic Stainless Steel Pipe Cutting Machine	Zhejiang Zhengkang	Invention Patent	ZL202010026329N0	10/27/2020
7.	Slant Tooth Pipe Material Transport and Separation Mechanism	Zhejiang Zhengkang	Invention Patent	ZL202011260214.4	08/09/2022
8.	Pipe Fitting Seal Ring Assembly Machine	Zhejiang Zhengkang	Invention Patent	ZL201910426996.5	06/11/2024
9.	Seal Ring Material Removal Device	Zhejiang Zhengkang	Invention Patent	ZL201910427494.4	08/09/2024
10.	Stainless Steel Pipe Insulation Cover	Zhejiang Zhengkang	Utility Model Patent	ZL201620160610.2	07/27/2016
11.	Joint Type Corrugated Pipe	Zhejiang Zhengkang	Utility Model Patent	ZL201620160637.1	07/27/2016
12.	New Type Crimped Metal Pipe Fitting	Zhejiang Zhengkang	Utility Model Patent	ZL201620158530.3	07/27/2016
13.	High-Strength Tensile Mechanical Crimped Pipe Joint	Zhejiang Zhengkang	Utility Model Patent	ZL201620418304.4	09/21/2016
14.	Tensile Elastic Collar	Zhejiang Zhengkang	Utility Model Patent	ZL201620416303.6	09/21/2016
15.	Gas-Specific Swivel Joint	Zhejiang Zhengkang	Utility Model Patent	ZL201620420927.5	09/21/2016
16.	Self-Sealing Irregular Seal Ring	Zhejiang Zhengkang	Utility Model Patent	ZL201620416299.3	11/23/2016
17.	Anti-Vibration Groove Pipe Connection	Zhejiang Zhengkang	Utility Model Patent	ZL20162.0880565.8	01/18/2017
18.	Pipe Fitting with Warning Device Crimped Connector	Zhejiang Zhengkang	Utility Model Patent	ZL201621486126.5	08/18/2017
19.	Scissor-Type Crimping Pipe Fitting Electric Crimping Device	Zhejiang Zhengkang	Utility Model Patent	ZL201821344500.7	04/12/2019
20.	Three-Blade Crimping Pipe Fitting Electric Crimping Device	Zhejiang Zhengkang	Utility Model Patent	ZL201821344486.0	04/23/2019
21.	Pipe Fitting Sealing Ring Assembly Machine	Zhejiang Zhengkang	Utility Model Patent	ZL 201920736197.3	02/21/2020
22.	Seal Ring Material Handling Assembly Mechanism	Zhejiang Zhengkang	Utility Model Patent	ZL201920743423.0	05/22/2019
23.	Seal Ring Material Handling Device	Zhejiang Zhengkang	Utility Model Patent	ZL201920743485.1	05/22/2019
24.	Mechanical Arm for Pipe Fitting Clamping	Zhejiang Zhengkang	Utility Model Patent	ZL201920736136.7	05/22/2019
25.	Pipe Fitting Air Tightness Testing Machine	Zhejiang Zhengkang	Utility Model Patent	ZL201921058423.3	07/08/2019
26.	Multi-Function Go/No-Go Gauge	Zhejiang Zhengkang	Utility Model Patent	ZL201921166274.2	07/23/2019
27.	Pipe Fitting Connection Structure	Zhejiang Zhengkang	Utility Model Patent	ZL201921232714.X	08/01/2019
28.	Pipe Fitting Connection Structure	Zhejiang Zhengkang	Utility Model Patent	ZL202120323924.0	02/04/2021
29.	Pipe Fitting Processing Equipment	Zhejiang Zhengkang	Utility Model Patent	ZL202120349468.7	02/04/2021
30.	Hydraulic Forming Device	Zhejiang Zhengkang	Utility Model Patent	ZL202120323586.0	02/04/2021
31.	Angle Seat Valve	Zhejiang Zhengkang	Utility Model Patent	ZL202120323531.X	02/04/2021
32.	Pipe Surface Water Removal Device for Pipe Processing	Zhejiang Zhengkang	Utility Model Patent	ZL202320062496.X	01/10/2023
33.	Ultrasonic Cleaning Device for Pipe Fittings	Zhejiang Zhengkang	Utility Model Patent	ZL202320876626.0	04/19/2023
34.	Multi-Function Pipe Marking Device for Multiple Specifications	Zhejiang Zhengkang	Utility Model Patent	ZL202323120991.0	11/20/2023
35.	Multi-Purpose Non-Standard Pipe Laser Cutting Machine	Zhejiang Zhengkang	Utility Model Patent	ZL202323145311.0	11/22/2023
36.	Stable Clamping Laser Head Positioning Machine	Zhejiang Zhengkang	Utility Model Patent	ZL202323173858.1	11/24/2023
37.	Fast Material Feed Self-Centering Pipe Fitting Cutting Spindle Device	Zhejiang Zhengkang	Utility Model Patent	ZL202323190563.5	11/27/2023
38.	Tee Insulation Sleeve	Zhejiang Zhengkang	Design Patent	ZL201630057645.9	03/02/2016
39.	Direct Insulation Sleeve	Zhejiang Zhengkang	Design Patent	ZL201630057648.2	03/02/2016
40.	Insulation Sleeve (45° Elbow)	Zhejiang Zhengkang	Design Patent	ZL201630057644.4	03/02/2016
41.	Insulation Sleeve (90° Elbow)	Zhejiang Zhengkang	Design Patent	ZL201630057646.3	03/02/2016
42.	Anti-Vibration Grooved Fitting	Zhejiang Zhengkang	Design Patent	ZL201630389981.3	08/15/2016
43.	Angle Seat Valve	Zhejiang Zhengkang	Design Patent	ZL202130132666.3	03/12/2021

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

Trademarks

In addition, we have the right to use the following trademark registrations issued in the PRC, all of which are held by the Zhejiang Zhengkang:

No.	Registrant	Trademark	Category	Certificate Code	Valid Through	Application Area
1	Zhejiang Zhengkang		6	4482840	2008.2.14- 2028.2.13	Metal Sheet and Plate, Metal Door Panel, Metal Binding Strap, Metal Flange, Metal Signboard, Metal Electrode

2	Zhejiang Zhengkang		6	5584098	2009.6.28- 2029.6.27	Metal Sheet and Plate, Metal Pipe, Metal Partition Board, Metal Door, Metal Lock, Metal Band Hoop, Metal Screws, Metal Signboard, Metal Flange, Metal Electrode

3	Zhejiang Zhengkang		6	5584100	2009.10.21- 2029.10.20	Metal Sheet and Plate, Metal Partition Board, Metal Binding Strap, Metal Screws, Metal Signboard, Metal Stretcher, Metal Electrode

4	Zhejiang Zhengkang		11	5584101	2009.8.14- 2029.8.13	Faucet, Pipe Tap, Water Distribution Equipment, Pipeline of Medical Equipment, Plumbing Pipe and Fitting, Water Drainage Equipment, Mixer Tap, Running Water Coordination Equipment

5	Zhejiang Zhengkang		6	5646751	2009.7.14- 2029.7.13	Metal Pipe, Steel Bar, Metal Signboard, Railway Metal Material, Metal Clip (for cable or pipe), Metal Mold, Metal Electrode, Iron Ores, Bronze Artwork, Metal Mooring Bollards

6	Zhejiang Zhengkang		41	7034175	2010.10.14- 2030.10.13	School (Education), Training, Meeting Arrangement, Book Publication, Club Service (Entertainment or Education), TV Program Production, Lottery

7	Zhejiang Zhengkang		39	7034176	2010.10.14- 2020.10.13	Transportation, Marine Transportation, Truck Transportation, Air Transportation, Car Rental, Storage, Express Delivery, Travelling Agency, Pipe Transportation

8	Zhejiang Zhengkang		28	7034178	2010.12.28- 2030.12.27	Christmas Tree with Synthetic Material, Fishing Tackle, Fishing Pole, Swimming Pool

9	Zhejiang Zhengkang		20	7034179	2010.10.28- 2030.10.27	Plastic Elbow Pipe, Glass Mirror, Non-metal Plate, Drinking Straw, Non-metal Furniture Component, Non-metal Door Component

10	Zhejiang Zhengkang	11	34035737	2019.11.14- 2029.11.13	Faucet, Pipe Tap, Water Distribution Equipment, Pipeline of Medical Equipment, Plumbing Pipe and Fitting, Water Drainage Equipment, Mixer Tap, Running Water Coordination Equipment

11	Zhejiang Zhengkang	17	7034181	2010.11.14- 2030.11.13	Synthetic Rubber, Synthetic Resin, Asbestos Sole, Electro Insulating Material, Package Rubber Bag, Firehose, Latex, Plexiglass

12	Zhejiang Zhengkang	12	7034182	2010.6.14- 2030.6.13	Railway Carriage Couplings, Air Pump, Small-size Vehicle, Bicycle, Aerial Conveyer, Luggage Carrier, Sleigh Car, Vehicle Tire, Ferry

13	Zhejiang Zhengkang	8	7034183	2010.10.7- 2030.10.6	Abrasive Tool, Garden Tool, Fish Spear, Shaver, Drills, Threader, Sculpting Tool, Scissor, Tableware

14	Zhejiang Zhengkang	42	7086004	2011.2.21- 2031.2.20	Land Vehicle, Meteorological Info, Vehicle Performance Inspection, Package Design, Interior Design

15	Zhejiang Zhengkang	7	7086005	2010.7.14- 2030.7.13	Vehicle Engine Radiator Tube, Machine Tool, Steam Elbow Pipe, Die-casting Mold, Sewing Machine, Leather-working Machine, Agricultural Machinery

16	Zhejiang Zhengkang	45	7086006	2010.8.7- 2030.8.6	Security Surveillance, Security Consulting, Dress Rental, Lock Pick, Firefighting, Intellectual Property Consulting, IP License, Software License

17	Zhejiang Zhengkang	36	7086007	2010.9.7- 2030.9.6	Life Insurance, Insurance Consulting, Financial Loan, Security Trade Information, Artwork Appraisal, Guarantee, Charitable Fund Raising, Pawn Brokerage, Credit Card Service

18	Zhejiang Zhengkang	6	7089246	2010.7.7- 2030.7.6	Metal Sheet and Plate, Metal Water Pipe, Metal Door Panel, Metal Valve, Metal Lock, Metal Band Hoop, Metal Screws, Metal Signboard, Metal Flange, Metal Pipe

19	Zhejiang Zhengkang	6	7154484	2010.7.21- 2030.7.20	Metal Sheet and Plate, Metal Water pipe, Metal Door Panel, Metal Valve, Metal Lock, Metal Band Hoop, Metal Screws, Metal Signboard, Metal Flange, Metal Pipe

20	Zhejiang Zhengkang	6	7287954	2010.12.21- 2030.12.20	Metal Sheet and Plate, Metal Water pipe, Metal Door Panel, Metal Lock, Metal Band Hoop, Metal Screws, Metal Signboard, Metal Flange, Metal Pipe

21	Zhejiang Zhengkang	1	13711670	2015.6.21- 2025.6.20	Industrial Graphite, Oxidation Shaft, Photographic Paper, Fire Extinguishing Composition, Flux, Metal Return Agent

22	Zhejiang Zhengkang	21	13716104	2015.8.21- 2025.8.20	Toothbrush, Cosmetics, Water Tank (Indoor Aquarium), Trapping Insects

23	Zhejiang Zhengkang		26	13712073	2015.8.21- 2025.8.20	Wigs, Needles, Garment Pads, Repaired Textiles with Heat-Bonded Patches, Linen Markers with Numbers

24	Zhejiang Zhengkang		40	13716264	2015.4.7- 2025.4.6	Metal Plating, Wood Making, Optical Lens Grinding, Firing Pottery

25	Zhejiang Zhengkang		5	13711759	2015.7.21- 2025.7.20	Dental Abrasive Powder

26	Zhejiang Zhengkang		6	14497890	2015.8.7- 2025.8.6	Metal Water pipe, Metal Door, Metal Binding Strap, Metal Screws, Metal Flange, Metal Sealing Cap, Metal Signboard, Metal Electrode

27	Zhejiang Zhengkang		9	13715937	2015.8.21- 2025.8.20	Signal Light, Movie Camera, Water Meter, Optical Product, Safety Helmet

28	Zhejiang Zhengkang		16	13711975	2016.5.7- 2026.5.6	Lithographic Crafts

29	Wenzhou Zhengfeng		6	1581510	2001.6.7- 2031.6.6	Sheet Metal and Sheet Metal, Steel Strip, Metal Strip For Packaging Or Bundling, Ordinary Metal Wire, Iron Strip, Stainless Steel, Steel Strip, Ordinary Metal Hinge, Metal Rod

30	Zhejiang Zhengkang	希哥玛	38	34035720	2019.7.21- 2029.7.20	Services for radio or television programmes, Communication service

31	Zhejiang Zhengkang	XSigma	38	34041789	2.19.7.21- 2029.7.20	Services for radio or television programmes, Communication service

32	Zhejiang Zhengkang		6	40382691	2020.12.7- 2030.12.6	Sheet Metal and Sheet Metal, Steel Strip, Metal Strip For Packaging Or Bundling, Ordinary Metal Wire, Iron Strip, Stainless Steel, Steel Strip, Ordinary Metal Hinge, Metal Rod

33	Zhejiang Zhengkang		6	40391753	2020.06.21- 2030.6.20	Sheet Metal and Sheet Metal, Steel Strip, Metal Strip For Packaging Or Bundling, Ordinary Metal Wire, Iron Strip, Stainless Steel, Steel Strip, Ordinary Metal Hinge, Metal Rod

34	Zhejiang Zhengkang		7	34035677	2020.05.21- 2030.05.20	Vehicle Engine Radiator Tube, Machine Tool, Steam Elbow Pipe, Die-casting Mold, Sewing Machine, Leather-working Machine, Agricultural Machinery

35	Zhejiang Zhengkang		7	34760512	2020.11.7- 2030.11.6	Vehicle Engine Radiator Tube, Machine Tool, Steam Elbow Pipe, Die-casting Mold, Sewing Machine, Leather-working Machine, Agricultural Machinery

36	Zhejiang Zhengkang		7	34769021	2020.11.7- 2030.11.6	Vehicle Engine Radiator Tube, Machine Tool, Steam Elbow Pipe, Die-casting Mold, Sewing Machine, Leather-working Machine, Agricultural Machinery

37	Zhejiang Zhengkang	7	38109372	2020.04.28- 2030.04.27	Vehicle Engine Radiator Tube, Machine Tool, Steam Elbow Pipe, Die-casting Mold, Sewing Machine, Leather-working Machine, Agricultural Machinery

38	Zhejiang Zhengkang	7	40363657	2020.06.07- 2030.06.06	Vehicle Engine Radiator Tube, Machine Tool, Steam Elbow Pipe, Die-casting Mold, Sewing Machine, Leather-working Machine, Agricultural Machinery

39	Zhejiang Zhengkang	7	40370967	2020.07.21- 2030.07.20	Vehicle Engine Radiator Tube, Machine Tool, Steam Elbow Pipe, Die-casting Mold, Sewing Machine, Leather-working Machine, Agricultural Machinery

40	Zhejiang Zhengkang	9	34026952	2019.11.28- 2029.11.27	Signal Light, Movie Camera, Water Meter, Optical Product, Safety Helmet

41	Zhejiang Zhengkang	9	34044703	2019.11.28- 2029.11.27	Signal Light, Movie Camera, Water Meter, Optical Product, Safety Helmet

42	Zhejiang Zhengkang	11	34037602	2020．05.28- 2030.05.27	Faucet, Pipe Tap, Water Distribution Equipment, Pipeline of Medical Equipment, Plumbing Pipe and Fitting, Water Drainage Equipment, Mixer Tap, Running Water Coordination Equipment

43	Zhejiang Zhengkang	6	30 2020 240 957.5/06	2021．1．14- 2031.1.13	Metal material

44	Zhejiang Zhengkang	9	34044684	2019.9.28-2029.9.27	Signal Light, Movie Camera, Water Meter, Optical Product, Safety Helmet
45	Zhejiang Zhengkang	6	63804519	2023.10.07-2033.10.06	Metal material
46	Zhejiang Zhengkang	6	66494659	2023.02.07-2033.02.06	Metal Sheet and Plate, Metal Water pipe, Metal Door Panel, Metal Valve, Metal Lock, Metal Band Hoop, Metal Screws, Metal Signboard, Metal Flange, Metal Pipe

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

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. We were granted land use rights for our facilities in Wenzhou, which expires on November 30, 2052. Following is a list of our properties, all of which we own the land use rights to:

Property	Duration of Land Use Rights	Space	Ground Floor Area
No. 678 Dingxiang Road, Binhai Industrial Park Economic & Technology Development Zone Wenzhou, Zhejiang Province P.R. China 325020	December 1, 2002 - November 30, 2052	19,427 m2	9,600 m2
Longlian Plaza Building #3, Yongzhong Boulevard, 167 North Luodong Road, Suite 702, Longwan District, Wenzhou, Zhejiang Province, P.R. China	August 19, 2016 – November 12, 2051	1012 m2	—
23 units of Xuri Xiaoqu, B404 Binhai Industrial Park Economic & Technology Development Zone Wenzhou, Zhejiang Province P.R. China 325020	March 31, 2003 – March 31, 2073	1377.14 m2	—

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

By 2024, the direct impact of the COVID-19 pandemic on the steel pipe industry has largely diminished. However, residual effects such as supply chain disruptions, raw material price fluctuations, and labor market challenges continue to influence operations and cost structures. While the global economy is on a recovery path, demand in key sectors, including construction and infrastructure, is expected to improve, although the pace of recovery may vary by region. Ongoing competition and cost pressures, particularly from raw materials and energy prices, remain challenges that the company will actively address.

The extent to which the COVID-19 outbreak impacts our financial condition and results of operations for the full year of 2025 cannot be reasonably estimated at this time and will depend on future developments that currently cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the COVID-19 outbreak or treat its impact, the government steps to combat the virus, the disruption to the general business activities of the PRC and the impact on the economic growth and business of our manufacturers and distributors for the foreseeable future, among others.

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

The following table presents an overview of our results of operations for the years ended September 30, 2024, 2023 and 2022:

	For the year ended September 30,
	2024	2023	2022
Revenues	$108,199,877	$111,599,686	$102,391,636
Cost of sales	(101,652,681)	(110,303,270)	(94,796,037)
Gross profit	6,547,196	1,296,416	7,595,599

Operating expenses:
Selling and marketing expenses	1,639,873	2,117,810	2,380,429
General and administrative expenses	4,829,103	5,144,340	5,421,575
Asset impairment loss	599,709	53,203,517	2,771,019
Research and development costs	1,196,746	1,274,337	987,186
Total operating expenses	8,265,431	61,740,004	11,560,209

Operating Loss	(1,718,235)	(60,443,588)	(3,964,610)

Other income (expenses):
Interest expenses	(1,232,686)	(1,583,734)	(3,451,665)
Interest income	15,142	36,699	109,290
Other income (expenses), net	164,319	240,378	(88,125)
Total other expenses, net	(1,053,225)	(1,306,657)	(3,430,500)

Loss before income taxes	(2,771,460)	(61,750,245)	(7,395,110)

Income tax (expense) recovery	(12,106)	459,855	1,340,844

Net loss	$(2,783,566)	$(61,290,390)	$(6,054,266)
Net (loss) income attributable to non-controlling interests	1,650	229,596	(27,147)

Net loss attributable to ZK International Group Co., Ltd.	(2,781,916)	(61,060,794)	(6,081,413)

Net loss	$(2,383,566)	$(61,290,390)	$(6,054,266)

Other comprehensive income (loss):
Foreign currency translation adjustment	861,280	(549,332)	(5,504,385)

Total comprehensive loss	$(1,922,286)	$(61,839,722)	$(11,558,651)

Revenue

Revenues decreased by $3,399,809, or 3.05%, to $108,199,877 for the year ended September 30, 2024, from $111,599,686 for the year ended September 30, 2023. The decrease in revenues was primarily driven by the following factors:

1)	During the fiscal year 2024, we observed a recovery in the real estate market, which led to an increase in market demand. This contrasts with the market pressure faced in fiscal year 2023, particularly due to the downturn in the Chinese real estate market, exacerbated by the collapse of Evergrande. The recovery in 2024 provided us with more favorable sales opportunities. In response to rising raw material costs, the company increased its weighted average selling price (ASP) to sustain profit margins. However, despite the demand recovery, this pricing strategy did not fully offset the negative impact of escalating costs. The price increases led to the loss of price-sensitive customers and heightened market competition, which ultimately resulted in a decline in overall sales and adversely affected revenue.
2)	During the fiscal year 2024, raw material prices continued to rise, particularly the price of nickel used in stainless steel, which increased production costs. This situation differed from the fluctuations in raw material prices observed in fiscal year 2023. Although nickel prices surged by 33.33% in 2023, the company responded by lowering sales prices to expand market share. However, in fiscal year 2024, while we adjusted our pricing strategy to mitigate the rising costs, the price increases were not sufficient to fully offset the pressure from higher production costs, leading to a decline in revenue.
3)	Due to the increase in product prices, our overall sales volume has declined. For instance, while the sales volume of steel pipes and pipe fittings experienced only a slight increase, the sales volume of steel strips grew. However, the overall competitive market environment and external economic factors hindered sales from achieving the expected growth rate, thereby impacting overall revenue performance.

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

Gross profit

Our gross profit increased by $5,250,780 or 405.023% to $6,547,196 for the year ended September 30, 2024 from $1,296,416 for the year ended September 30, 2023. Gross profit margin was 6.05% for the year ended September 30, 2024, as compared to 1.16% for the year ended September 30, 2023. The increase in gross profit was primarily driven by a rise in the weighted average selling price, which offset the pressure from rising costs. Additionally, the decline in sales costs relative to revenue was more significant, further contributing to the improvement in gross profit.

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

Selling and Marketing Expenses

We incurred $1,639,873in selling and marketing expenses for the fiscal year ended September 30, 2024, compared to $2,117,810 for the fiscal year ended September 30, 2023. Selling and marketing expenses decreased by $477,937 or 22.57%, during the fiscal year ended September 30, 2024 compared to the fiscal year ended September 30, 2023. This decrease is primarily due to decreases in sales payroll expenses, compensation for the sales personnel, freight expenses, and transportation fee during the year.

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

General and Administrative expenses

We incurred $4,829,103 in general and administrative expenses for the fiscal year ended September 30, 2024, compared to $5,144,340 for the fiscal year ended September 30, 2023. General and administrative expenses decreased by $315,237, or 6.13%, for the fiscal year ended September 30, 2024 compared to the fiscal year ended September 30, 2023. The decrease is mainly attributable to the decreased employee compensation and benefit expense incurred during the fiscal year 2024.

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

Long-term Prepayment.

During 2021 fiscal year, the Company pledged cash deposit of RMB 74,317,541 to one third party entity, which the Company is seeking to acquire certain percentage of ownership of (the “Target Company”). The deposit was used as acquisition deposits required by the Target Company in order to execute their respective acquisition memorandum which details the acquisition and valuation methods but is not legally binding. In the case that the acquisition is approved by both parties, the deposits will be used as initial payments and offset the total cash considerations of the deal. If any of the acquisition failed to be approved, the Target Companies are obligated to return the deposit. During the fiscal year ended September 30, 2022, the proposed acquisition was terminated due to the target was acquired by a Chinese State Owned Enterprise, and the Target Company is obligated to return the fund to the Company. The Company reached oral agreement with the Target Company to settle all or part of its outstanding long-term deposit by acquiring its patents. During the fiscal year ended September 30, 2023, the Company and Target Company agreed on certain research and development arrangements which Target Company was delegated to conduct certain research and development programs. The arrangements were intended to strengthen the Company’s competitive advantage by leveraging the Target Company’s research capabilities. The Company is not obligated to fund the research and development programs but having the right of first refusal to acquire any patent or technical innovation generated out of the programs. Patent or technical innovation, if acquired by the Company, will be appraised and the appraised value will settle all or part of the outstanding long-term deposit. However, during the fiscal year ended September 30, 2023, no patent or technical innovation was materialized, and the Company demanded the payback of the long-term prepayment. Due to the uncertainty of collection and prospect of the research programs, the Company has written off approximately of $9.83 million long-term prepayment during the 2023 fiscal year.

Credit Loss of Accounts Receivable

During 2024 and 2023 fiscal years, the Company evaluated the collectability of its accounts receivable and wrote off the long-aging portion which it determined that the likelihood of collection is not probable. For the fiscal years ended September 30, 2024 and 2023, the Company recorded provision for credit loss of accounts receivable of approximately $0.68 million and $6.74 million.

Research and Development Expenses

We incurred $1,196,746 in research and development expenses for the fiscal year ended September 30, 2024, compared to $1,274,337 for the fiscal year ended September 30, 2023. R&D expenses decreased by $77,591, or 6.09%, for the fiscal year ended September 30, 2024 compared to the fiscal year ended September 30, 2023.  The decrease was primarily due to the decreased research and development activities during fiscal year 2024.

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

Income from operations

As a result of the factors described above, operating loss was $1,718,235 for the fiscal year ended September 30, 2024, compared to operating loss of $60,443,588 for the fiscal year ended September 30, 2023, an decrease of operating loss of $58,725,353 or approximately 97.16%.

As a result of the factors described above, operating loss was $60,443,588 for the fiscal year ended September 30, 2023, compared to operating loss of $3,964,610 for the fiscal year ended September 30, 2022, an increase of operating loss of $56,478,979 or approximately 1424.58%.

Other income and expenses

Our interest income and expenses were $15,142 and $1,232,686, respectively, for the fiscal year ended September 30, 2024, compared to interest income and expenses of $136,699 and $1,583,734, respectively, for the fiscal year ended September 30, 2023.

Our interest income and expenses were $36,699 and $1,583,734, respectively, for the fiscal year ended September 30, 2023, compared to interest income and expenses of $109,290 and $3,451,665, respectively, for the fiscal year ended September 30, 2022.

Net Income

As a result of the factors described above, our net loss for the fiscal year ended September 30, 2024 was $2,783,566 compared to net loss of $61,290,390 for the fiscal year ended September 30, 2023, a decrease in loss of $58,506,824 or approximately 95.46%.

As a result of the factors described above, our net loss for the fiscal year ended September 30, 2023 was $61,290,390 compared to net loss of $6,054,266 for the fiscal year ended September 30, 2022, an increase in loss of $55,236,125 or approximately 912.35%.

Foreign currency translation

Our consolidated financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiaries is RMB. Results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period and equity is translated at historical exchange rates. Translation adjustments resulting from the process of translating the financial statements denominated in RMB into U.S. dollars are included in determining comprehensive income. Our foreign currency translation income for the fiscal year ended September 30, 2024 was $861,280, compared to a currency translation loss of $549,332 for the fiscal year ended September 30, 2023, an increase of $1,410,612. The increased loss is primarily due to the appreciation of RMB against the U.S. dollars. Our foreign currency translation loss for the fiscal year ended September 30, 2023 was $549,332, compared to a currency translation loss of $5,504,385 for the fiscal year ended September 30, 2022, a decrease of $4,955,053. The decreased loss is primarily due to the appreciation of RMB against the U.S. dollars.

B.	Liquidity and Capital Resources

As of September 30, 2024, 2023 and 2022, we had cash and cash equivalents of $4,009,387, $4,994,411, and $7,515,147 respectively. We believe that our current cash, cash to be generated from our operations and access to capital market will be sufficient to meet our working capital needs for at least the next twelve months. However, we do not have any amounts committed to be provided by our related party. We are also not dependent upon future financing to meet our liquidity needs for the next twelve months. However, we plan to expand our business to implement our growth strategies in the water supply market and strengthen our position in the marketplace. To do so, we may need more capital through equity financing to increase our production and meet market demands. Substantially all of our operations are conducted in China and all of our revenues, expense, cash and cash equivalents are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict its ability to convert RMB into U.S. Dollars.

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Amounts restricted include the PRC subsidiaries’ paid-in capital and statutory surplus reserves of the Company’s PRC subsidiaries totaling $7,470,323 as of September 30, 2024 and 2023. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Under PRC law, RMB is currently convertible into U.S. Dollars under a company’s “current account,” which includes dividends, trade and service-related foreign exchange transactions, without prior approval of the State Administration of Foreign Exchange (SAFE), but is not from a company’s “capital account,” which includes foreign direct investments and loans, without the prior approval of the SAFE. With respect to retained earnings accrued after such date, our board of directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our By-Laws, charter and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

We have limited financial obligations dominated in US dollars, thus the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on the liquidity, financial condition and results of operations of the Company.

Cash Flow Summary

	For the year ended September 30,
	2024	2023	2022
Net cash used in operating activities	$(6,878,500)	$(1,905,912)	$(2,072,220)
Net cash used in investing activities	(2,353,054)	(2,294,462)	(2,108,436)
Net cash provided by (used in) financing activities	7,223,626	2,068,157	(969,956)
Effect of exchange rate changes on cash	1,087,154	(439,515)	(835,453)
Net decrease in cash	$(932,102)	$(2,571,733)	$(5,986,065)
Cash, cash equivalents and restricted cash at beginning of period	5,045,406	7,617,139	13,603,204
Cash, cash equivalents and restricted cash at end of period	$4,113,304	$5,045,406	$7,617,139

Operating Activities:

Net cash used in operating activities for the year ended September 30, 2024 was approximately $6.88 million, which was primarily attributable to a net loss approximately $2.78 million, adjusted for non-cash items for approximately $1.88 million and adjustments for changes in working capital approximately $5.97 million. The adjustments for changes in working capital mainly included:

(i)	Increase in accounts receivable of approximately $7.19 million – our accounts receivable increased significantly because we offered longer payment terms to certain major customers which resulted increase of our accounts receivable balance.
(ii)	Decrease in inventories of approximately $4.41 million for the year ended September 30, 2024 because the Company used more on hand inventory during the 2024 fiscal year to lower the Company’s inventory level and strengthen its cash flow and operational liquidity.

(iii)	Increase in advance to suppliers of approximately $12.80 million for the year ended September 30, 2024. During 2024 fiscal year, the Company was required by our certain electrolytic nickel suppliers to make advance payment for our electrolytic nickel purchase orders, which resulted the substantial increase of the advance to suppliers balance.
(iv)	Increase in advance from customers of approximately $14.04 million for the year ended September 30, 2024. During 2024 fiscal year, the Company was required by our certain electrolytic nickel suppliers to make advance payment for our electrolytic nickel purchase orders, and to mitigate liquidity risk, the Company required its customers who placed electrolytic nickel purchase orders to make advance payment, which resulted the substantial increase of the advance from customers balance.

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

Investing Activities:

Net cash used in investing activities was approximately $2.35 million for the year ended September 30, 2024. It was primarily attributable to the purchase of new equipment of approximately $0.60 million for production needs, and the investment in RCRT of approximately 1.75 million.

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

Financing Activities:

Net cash provided by financing activities was approximately $7.22 million for the year ended September 30, 2024. It was primarily attributable to the proceeds from stock issuances of approximately $5.00 million and proceeds from short-term bank borrowing of approximately $15.82 million, which is partially offset by repayment of short-term bank borrowing of approximately $12.71 million and net repayments to related party of approximately $0.89 million.

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

Credit Facility

In addition to equity financing, we mainly finance our operations through short-term and long-term revolving loans provided by a syndicate of banks, as listed in the table below. As of September 30, 2024, we had 8 outstanding short-term loans provided by five (5) banks, totaling RMB 72,000,000 in the aggregate, or approximately $10.26 million with a term of six months to one year and 8 outstanding long-term loans provided by two (2) banks, totaling RMB 81,179,000 in the aggregate, or approximately $11.57 million with a term of more than one year. As per our agreement with these banks, all of the loans are expected to be renewed and funds can be accessed immediately when the outstanding principal and interest are repaid in full. This ensures that each loan can be repaid on time by both our working capital and the fund released from the other revolving loans. Most of our loans have fixed interest rate, while some loans are subject to variable interest rate, that are indicated in the table below. The weighted average annual interest rates 3.64% and 4.17% for the years ended September 30, 2024 and 2023, respectively.

Short-term bank borrowings consisted of the following at September 30, 2024:

	Amount -	Amount -	Issuance	Expiration
Bank Name	RMB	USD	Date	Date	Interest
Industrial Bank	9,000,000	1,282,490	2024-05-23	2025-05-23	3.15%
CZBANK	1,000,000	142,499	2024-09-30	2025-09-01	3.50%
CZBANK	11,000,000	1,567,487	2024-09-30	2025-09-01	3.50%
Shanghai Pudong Development Bank	9,000,000	1,282,490	2024-01-10	2025-01-10	3.90%
Shanghai Pudong Development Bank	11,000,000	1,567,487	2024-01-12	2025-01-12	3.90%
China Everbright Bank	10,000,000	1,424,989	2024-06-26	2025-06-25	3.05%
Bank of China	6,000,000	854,993	2024-03-22	2025-03-22	3.10%
Bank of China	15,000,000	2,137,483	2023-11-24	2024-11-23	3.65%
Total	72,000,000	10,259,918

Long-term bank borrowings consisted of the following at September 30, 2024:

	Amount -	Amount -	Issuance	Expiration
Bank Name	RMB	USD	Date	Date	Interest
China Minsheng Bank	9,500,000	1,353,739	2023-08-11	2025-08-11	3.80%
China Minsheng Bank	14,250,000	2,030,609	2023-08-14	2025-08-14	3.80%
China Minsheng Bank	19,000,000	2,707,478	2023-08-21	2025-08-20	3.80%
China Minsheng Bank	9,990,000	1,423,564	2024-02-26	2025-05-20	3.66%
China Minsheng Bank	5,990,000	853,568	2024-02-27	2025-05-20	3.66%
China Minsheng Bank	9,800,000	1,396,489	2024-03-25	2025-06-25	3.65%
Huaxia Bank	6,370,000	907,718	2023-03-27	2026-03-15	4.05%
Huaxia Bank	6,279,000	894,750	2023-03-28	2026-03-15	4.05%
Total	81,179,000	11,567,915

Short-term bank borrowings consisted of the following at September 30, 2023:

	Amount -	Amount -	Issuance	Expiration
Bank Name	RMB	USD	Date	Date	Interest
Industrial Bank	6,000,000	822,368	2022-11-03	2023-11-03	4.50%
Industrial Bank	6,000,000	822,368	2022-11-04	2023-11-04	4.50%
China Everbright Bank	10,000,000	1,370,614	2023-06-30	2024-06-29	3.20%
China Minsheng Bank	1,000,000	137,061	2023-08-03	2024-03-01	3.75%
China Minsheng Bank	10,000,000	1,370,614	2023-08-04	2024-03-01	3.75%
China Minsheng Bank	5,000,000	685,307	2023-08-07	2024-03-01	3.75%
CZBANK	9,250,000	1,267,818	2023-08-08	2024-08-06	4.50%
CZBANK	1,250,000	171,327	2022-10-10	2023-10-09	5.00%
Shanghai Pudong Development Bank	9,000,000	1,233,553	2023-09-19	2024-03-19	4.75%
Shanghai Pudong Development Bank	11,000,000	1,507,676	2023-09-21	2024-03-21	4.75%
Total	68,500,000	9,388,706

Long-term bank borrowings consisted of the following at September 30, 2023:

	Amount -	Amount -	Issuance	Expiration
Bank Name	RMB	USD	Date	Date	Interest
China Minsheng Bank	10,000,000	1,370,614	2023-08-11	2025-08-11	3.80%
China Minsheng Bank	15,000,000	2,055,921	2023-08-14	2025-08-14	3.80%
China Minsheng Bank	20,000,000	2,741,228	2023-08-21	2025-08-20	3.80%
CZBANK	3,735,000	511,924	2023-03-14	2026-03-13	4.50%
Huaxia Bank	6,790,000	930,647	2023-03-27	2026-03-15	4.15%
Huaxia Bank	6,693,000	917,352	2023-03-28	2026-03-15	4.15%
Total	62,218,000	8,527,686

These short-term bank borrowings are secured by the pledged assets listed below, and are guaranteed by certain shareholders, shareholders’ immediate family members and third-parties.

The carrying values of the Company’s pledged assets to secure short-term and long-term borrowings by the Company are as follows:

	As of September 30,
	2024	2023
Accounts receivable	$—	$706,623
Buildings, net	828,741	1,145,778
Land use rights, net	348,378	346,947
Machinery, net	911,200	—
Construction in progress	—	685,992
Total	$2,088,319	$2,885,340

C. Research and development, patents and licenses

Research and Development

For the years ended September 30, 2024, 2023, and 2022, we spent $1,196,746, $1,274,337 and $987,186 respectively, on R&D. We anticipate that we will focus our research and development efforts on improving existing products and developing new technology in the coming years.

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

Going Concern Consideration

The consolidated financial statements for the years ended September 30, 2024 and 2023 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

As reflected in the consolidated financial statements, the Company has incurred net losses of $2,383,566, $61,290,390 and $6,054,266 for the years ended September 30, 2024, 2023 and 2022, respectively. The Company had accumulated deficits amounted to $50,048,573 as of September 30, 2024. Net cash used in operating activities was $6,475,650 for the year ended September 30, 2024. These conditions raised substantial doubts about the Company’s ability to continue as a going concern.

The Company meets its day-to-day working capital requirements through its bank facilities. Most of the bank borrowings as of September 30, 2024, that are repayable within the next 12 months, are subject to renewal, and the management is confident that these borrowings can be renewed upon expiration based on the Company’s past experience and credit history. In addition, the Company had a positive working capital of $13,272,217 as of September 30, 2024.

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

For the Company’s financial instruments, including cash and cash equivalents,   restricted cash, short-term investment, accounts receivable, accounts payable, short-term investment, other current assets, due to related parties, convertible notes, lease liabilities, other liabilities, notes receivable, notes payable, bank borrowings, long-term prepayment, long-term accounts receivable, other receivables and other borrowings, the carrying amounts approximate their fair values due to their short maturities as of September 30, 2024 and 2023. For lease liabilities, fair value approximates their carrying value at the year end as the interest rates used to discount the host contracts approximate market rates. The carrying amount of the non-current bank borrowings approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities.

The Company noted no transfers between levels during any of the periods presented. The company did not identify any instruments that were measured at fair value on a recurring nor non-recurring basis for the year ended September 30, 2024 and 2023.

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

Impairment for non-financial assets. (Long-term prepayment, Long-term investment and Intangible assets)

The carrying value of the long-term prepayment are reviewed for impairment only when events indicate the carrying value may be impaired. Impairment assessments require the use of estimates and assumptions. The provision for impairment of non-financial assets is determined by review of the estimated future cash flows. To assess impairment, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time-value of money and risks specific to the related cash-generating unit. Significant judgement was applied in making estimates and assumptions about the future cash flows, including the appropriateness of discounts rates applied and operating performance. These critical estimates and assumptions are subject to risk and uncertainty. A significant, unforeseen downward adjustment in future prices and/or potential reserves could result in a material change in estimate non-financial assets impairment. Therefore, there is a possibility that changes in circumstances will impact the future cash flows or financial projections, which may impact the recoverable amount of those assets.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2024:

	Payment Due by Period
		Less than	1 – 3	3 – 5	More than
Contractual Obligations	Total	1 year	years	years	5 years
Short-term bank loans*	$10,259,918	$10,259,918	$—	$—	$—
Long-term bank loans – current portion*	9,765,447	9,765,447	—	—	—
Long-term bank loans*	1,802,468	—	1,802,468	—	—
Convertible debentures	4,917,683	4,917,683	—	—	—
Total	$26,745,516	$24,943,048	$1,802,468	$—	$—

*    The numbers in the table are principle only and exclude interest payable.

G. Safe Harbor

See “SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.”

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Name	Age	Position(s)
Jiancong Huang	61	Chief Executive Officer and Chairman of the Board
Xiaofen Jin	45	Chief Financial Officer
Di Chen	34	Secretary
Guolin Wang	56	Director
Hedong Xu	48	Independent Director & Chairman of the Audit Committee
Lie Cao	47	Independent Director
Linge Zhou	46	Independent Director

The business address of each of the officers and directors is c/o Zhejiang Zhengkang Industrial Co., Ltd., No. 678 Dingxiang Road, Binhai Industrial Park, Economic and Technology Development Zone, Wenzhou, Zhejiang, P.R. China 325025.

Jiancong Huang. Mr. Huang is one of the co-founders of our Company and has served as the Chief Executive Officer and Chairman of the Board since the beginning. Mr. Huang has extensive experience in manufacturing industry and held President position in two companies before Zhengkang was founded. He earned his EMBA from Renmin University of China and Engineering Professional Title, and was awarded as Top 10 Wenzhou Entrepreneurship and appointed to be the Vice Director of China Construction and Building Standard and Safety Committee. He is also members of National Pipe Standard Committee and National Building Water Supply and Waste Standard Committee. Mr. Huang is an experienced corporate strategist and visionary with decades of experience on corporate management and innovation. He has a systematic ideology on the future of stainless steel pipe in the water and gas supply area. We believe his influence and expertise in the industry will greatly contribute to the growth of company and industry.

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

Director Compensation—For the fiscal years ended September 30, 2024 and 2023

During the fiscal years ended September 30, 2024 and 2023, no member of our board of directors, except the Non-Employee Directors as described below, received compensation in their capacity as directors.

Director Compensation—Non-Employee Directors

We entered into service agreements with our independent directors, pursuant to which we have agreed to pay Lie Cao and Linge Zhou cash compensation of $12,000 per year and our prior audit committee chairman, Xuejie Lyu, cash compensation of $15,200 per year. The salaries are paid quarterly with payroll dates on February 10, May 10, August 10 and November 10 in each year. For each of the fiscal years ended September 30, 2024 and 2023, we paid Mr. Cao and Ms. Zhou salaries for 4 quarters and Ms. Lyu for the entire Fiscal Year 2023 and two quarters of 2024. Our current audit committee chairman, Hedong Xu, is entitled to receive cash compensation of RMB60,000 ($8,276) per year, effective on July 10, 2024, payable on a quarterly basis. For the fiscal year ended September 30, 2024, we have paid Mr. Xu salary for two quarters.

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

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the fiscal years ended September 30, 2024 and 2023.

				Stock	All Other
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Awards ($)	Compensation ($)	Total ($)
Jiancong Huang (1)	2024	98,275	0	0	0	98,275
Chief Executive Officer	2023	85,066	0	0	0	85,066
Shaochai Yang (2)	2024	0	0	0	0	0
Former Chief Financial Officer	2023	33,176	0	(2)	0	33,176
Xiaofen Jin (3)	2024	29,149	0		0	29,149
Chief Financial Officer	2023	0	0	(2)	0	0
Di Chen (4)	2024	16,657	400,000	0	0	416,657
Secretary	2023	17,013	0	0	0	17,013
(1)	We entered into an indefinite employment agreement with Jiancong Huang. Pursuant to the agreement, Mr. Huang has accepted the position of Chief Executive Officer and we have agreed to pay Mr. Huang an annual salary of RMB 780,000 (approximately $85,066).

(2)	We entered into an employment agreement with Shaochai Yang. Pursuant to the agreement, Ms. Yang accepted the position of Chief Financial Officer and agreed to pay Ms. Yang an annual salary of RMB 234,000 (approximately $33,176), We also issued 50,000 ordinary shares in June 2022 and 30,000 ordinary shares in March 2023 to Ms. Yang pursuant to our 2021 Stock Incentive Plan. See “Equity Incentive Plan” below. On July 20, 2023, Ms. Shaochai Yang tendered her resignation as the Chief Financial Officer of the Company.
(3)	Xiaofen Jin was appointed the Chief Financial Officer of the Company on July 21, 2023. We entered into an employment agreement with Xiaofen Jin. Pursuant to the agreement, Ms. Jin has accepted the position of Chief Financial Officer and we have agreed to pay Ms. Jin an annual salary of RMB 210,000 (approximately $29,149).
(4)	We entered into an employment agreement with Di Chen. Pursuant to the agreement, Mr. Chen has accepted the position of Secretary and we have agreed to pay Mr. Chen an annual salary of RMB 120,000 (approximately $16,657).

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

6.D. Employees

As of September 30, 2024, we employed a total of 281employees, including 7 within management, 51 within the Research and Development Department, 136 within the Production Department, 52 within the Sales Department and 35 within the Administrative Support Department. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages. We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. All of our employees are covered by worker compensation insurance arising from any job-related injuries. With respect to retirement benefits, as most of our employees are from other cities outside of Wenzhou where their retirement insurances are registered locally at their respective hometowns. The authorities in Wenzhou have instead required companies in Wenzhou to increase their coverage for Migrant Workers Medical Insurance in order to improve workers’ employment welfare. 100% of our employees are covered by the five statutory social benefits, and 100% are covered by Occupational Injury Insurance. Companies are not required to make contribution to the local Housing Pension in Wenzhou for the employees and since most employees are from other regions outside of Wenzhou, most of them have opted out. As of September 30, 2024, we are making contribution to the Housing Pension for 13 employees.

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

The number and percentage of Ordinary Shares beneficially owned are based on 36,147,625 Ordinary Shares issued and outstanding as of the date of this annual report. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at No. 678 Dingxiang Road, Binhai Industrial Park, Economic & Technology Development Zone, Wenzhou, P.R. China 325020. As of the date of this annual report, we have 139 shareholders of record.

	Amount of
	Beneficial	Percentage
Named Executive Officers and Directors	Ownership (1)	Ownership (2)
Directors and Named Executive Officers:
Jiancong Huang, Chief Executive Officer and Chairman (3)	6,664,875	18.44%
Xiaofen Jin, Chief Financial Officer	0	—%
Di Chen, Secretary	30,000	* %
Guolin Wang, Director (3)	6,664,875	—%
Hedong Xu, Director	0	—%
Lie Cao, Director	0	—%
Linge Zhou, Director	0	—%
All directors and executive officers as a group (7 persons)	6,694,875	18.52%

5% Beneficial Owners:
Golden Hill Investment Management Co., LTD (3)	6,664,875	18.44%
CF Oppurtunity Fund Ltd.	3,154,885	8.73%

* Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares. All shares represent only ordinary shares held by shareholders as no options are issued or outstanding.
(2)	Calculation based on 36,147,625 ordinary shares issued and outstanding as of the date of this annual report.
(3)	Golden Hill Investment Management Co., LTD holds 6,664,875 ordinary shares of the Company. Golden Hill Investment Management Co., LTD has a total of fiver shareholders: Jiancong Huang, the Chief Executive Officer, Director and Chairman of the Board of the Company, holding 31.94%, Guolin Wang, Director of the Company, hoolding 31.41%, and three other individuals who holds 27.49%, 5.5% and 3.66% respectively. Jiancong Huang is the sole director of Golden Hill Investment Management Co., LTD. The shareholders of Golden Hill Investment Management Co., LTD entered an agreement to vote in concert in ZK International on May 13, 2015. Pursuant to the agreement, which has a term of 20 years from its effective date of May 13, 2015, if the parties are unable to reach a unanimous consent in relation to the matters requiring action in concert, a decision made by more than 50% of the voting rights of the parties will be deemed a decision unanimously passed by all parties and will be binding on all parties. As a result, none of the shareholders of Golden Hill Investment Management Co., LTD has sole voting power or dispositive power of the ordinary shares of the Company held by Golden Hill Investment Management Co., LTD. Under the “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and voting and dispositive decisions require approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities.

7.B.Related Party Transactions

Net amounts due to related parties consisted of the following as of September 30, 2024 and 2023:

		As of September 30,
Accounts	Name of related parties	2024	2023
Related party payables	Shareholder, HUANG Jian Cong	$71,740	$1,017,701
Related party payables	Affiliates of the Company	145,166	93,300

Related party payables represented unsecured and interest free borrowings between the Company and Huang Jiancong and other related parties to the Company. For the years ended September 30, 2024 and 2023, the Company had outstanding loans with total amount of $71,740 and $1,017,701 from its shareholder, HUANG Jian Cong.

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

During 2010, we entered into two loan agreements with Raozhou Dianli Ltd and Xianjin Cao, and advanced RMB 9 million on the first loan and RMB 1.5 million on the second loan, totaled RMB 10.5 million (approximately USD 1.52 million). The terms of these two loans are both one year. Both borrowers defaulted without making any repayment when the terms expired. We later sued these two parties and, pursuant to the final judgement ruled by Jiangsu High People’s Court, are entitled to a repayment of RMB 10.5 million plus interest with an interest rate that is four times higher than the normal interest rate in the corresponding period. The claim has been secured by real estate assets of Raozhou Dianli Ltd, which has been seized by the Court and has an appraised value of RMB 143.1 million, or about USD 21.5 million as of September 19, 2017, according the recent appraisal report, which is much higher than our claim. We are listed as the first-in-line creditor and the management believes that we will receive repayment of RMB 10.5 million plus the outstanding interest. We recorded the entire RMB 10.5 million as Other Receivable. As of September 30, 2024, 2023 and 2022, the outstanding balance is RMB 4.4 million (USD 0.63 million), RMB 4.4 million (USD 0.60 million), and RMB 4.4 million (USD 0.62 million), respectively.

In the opinion of the management, after consultation with the Company’s legal counsel, the management believes it is probable the balance will be collected as the debtor has real properties worth much more than the debt owed to the Company, however due to the illiquidity of real estate market and recent real estate market recession, the Company has written off the balance and recorded bad debt charge of $623,821. There were no other legal matters that are likely to have a material adverse effect on the Company’s financial position as of September 30, 2024, 2023, and 2022 and the results of operations or cash flows for the years ended September 30, 2024, 2023, and 2022.

Compliance with Nasdaq Continued Listing Rules

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

On April 12, 2023, the Company received a written notice from Nasdaq stating that, although the Company had not regained compliance with the minimum bid price requirement by April 11, 2023, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company is eligible for an additional 180 calendar day period, or until October 9, 2023, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the closing bid price of the Company’s ordinary shares must meet or exceed $1.00 per share for a minimum of ten consecutive business days during this 180-day period.

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

On August 14, 2024, the Company received a written notice from Nasdaq stating that, although the Company had not regained compliance with the minimum bid price requirement by August 13, 2024, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company is eligible for an additional 180 calendar day period, or until February 10, 2025, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the closing bid price of the Company’s ordinary shares must meet or exceed $1.00 per share for a minimum of 10 consecutive business days during this 180-day period. If the Company does not regain compliance within the allotted compliance period(s), including any extensions that may be granted by Nasdaq, Nasdaq will issue a delisting determination letter. The Company may, within seven calendar days of the date of the delisting determination letter, request in writring a written or oral hearing before a Panel to review the delisting deterimnation,

On January 14, 2025, the board of directors of the Company approved a reverse share split ratio of 1-for-7. There can be no assurance that the Company will be able to regain compliance with the Nasdaq Capital Market’s continued listing requirements on or before February 10, 2025 or that Nasdaq will grant the Company a further extension of time to regain compliance, if applicable. If we fail to regain compliance with Nasdaq’s listing rules, our ordinary shares could be subject to suspension and delisting. If the ordinary shares loses its listing on the Nasdaq Capital Market, the ordinary shares would likely trade in the over-the-counter market. See “Item 3. Key Information - 3.D Risk Factors — Risks Related to Our Ordinary Shares — If we fail to comply with the continued listing requirements of Nasdaq, we face possible suspension of trading and delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us.”

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

On August 14, 2024, the Company received a letter from Nasdaq notifying the Company that it has regained compliance with Nasdaq Listing Rule 5250 (c) (1) regarding the filing of the annual report.

Cash Transfers Between Our Company and Our Subsidiaries

During the fiscal year ended September 30, 2024, 2023, and 2022 and until the date of this annual report, there has been no transfers, dividends, or distributions between ZK International, its subsidiaries, or to investors, except that during the fiscal year ended September 30, 2022, ZK International transferred a total of $4,139,100 to Zhejiang Zhengkang Industrial Co. for business operation purposes.

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

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending September 30, 2024. Our actual PFIC status for the current taxable year ending September 30, 2024 will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

Interest Rate Risk

Our interest rate risk arises from short and long-term borrowings. As of September 30, 2024 and 2023, we had borrowings with fixed interest rates and therefore we were exposed to fair value interest rate risk.

As of September 30, 2024 and 2023 we had no long-term interest-bearing assets.

Credit Risk

Our cash is invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, and accounts receivable. As of September 30, 2024 and 2023, $3,823,585 and $4,946,127, respectively, of the Company’s cash was on deposit at financial institutions in the PRC. While management believes that these financial institutions are of high credit quality, it also continually monitors their creditworthiness.

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

As of September 30, 2024, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2024, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2024. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of September 30, 2024, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

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

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended September 30, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ZH CPA, LLC was appointed by the Company to serve as its independent registered public accounting firm for fiscal year ended September 30, 2022. Audit services provided by ZH CPA, LLC for fiscal year ended September 30, 2022 included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC.

On June 4, 2024, ZH CPA, LLC notified the Company of its decision to resign as the Company’s auditor. The Audit Committee and the Board of Directors of the Company ratified the appointment of Fortune CPA, Inc. as its new independent registered public accounting firm to audit the Company’s financial statements, effective on June 2, 2024. See “Item 16F.Change In Registrant’s Certifying Accountant”.

Fortune CPA, Inc. was appointed by the Company to serve as its independent registered public accounting firm for the fiscal years ended September 30, 2024 and 2023. Audit services provided by Fortune CPA, Inc. for fiscal years ended September 30, 2024 and 2023 included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

Fortune CPA, Inc.’s fees for the annual audit of our financial statements for the fiscal years ended 2024 and 2023 was $180,000 and $180,000, respectively, excluding travel and other out-of-pocket expenses.

ZH CPA, LLC’s fees for the annual audit of our financial statements for the fiscal years ended 2022 was $180,000, excluding travel and other out-of-pocket expenses.

Audit-Related Fees

Fortune CPA, Inc. did not provide audit related service during the fiscal year ended September 30, 2024.

ZH CPA, LLC did not provide audit related service during the fiscal years ended September 30, 2023 and 2022.

Tax Fees

Fortune CPA, Inc. did not provide tax services for the fiscal year ended September 30, 2024.

ZH CPA, LLC did not provide tax services for the fiscal years ended September 30, 2023 and 2022.

All Other Fees

The Company did not paid Fortune CPA, Inc. for any other services in fiscal year ended September 30, 2024.

The Company did not paid ZH CPA, LLC for any other services in the fiscal years ended September 30, 2023 and 2022.

Audit Committee Pre-Approval Policies

Before each of Fortune CPA, Inc. and ZH CPA, LLC was engaged by the Company to render audit services, the engagement was approved by the Company’s audit committee. All services rendered by Fortune CPA, Inc. and ZH CPA, LLC have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for the fiscal years ended September 30, 2024 and 2023 that were attributed to work performed by persons other than Fortune CPA, Inc.’s full-time permanent employees was nil and nil, respectively.

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for the fiscal year ended September 30, 2022 that were attributed to work performed by persons other than ZH CPA, LLC’s full-time permanent employees was nil.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal years ended September 30, 2024 and 2023.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On June 4, 2024, ZH CPA, LLC notified the Company of its decision to resign as the Company’s auditor. The decision to change the independent registered public accounting firm was recommended and approved by the Audit Committee and the Board of Directors of the Company. During the Company’s two most recent fiscal years ended September 30, 2023 and 2022 and any subsequent interim periods through June 4, 2024, the date of dismissal, (a) there were no disagreements between the Company and ZH CPA, LLC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of ZH CPA, LLC, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

The Audit Committee and the Board of Directors of the Company ratified the appointment of Fortune CPA, Inc. as its new independent registered public accounting firm to audit the Company’s financial statements for the fiscal years ended September 30, 2024 and 2023, effective on June 2, 2024. During the two most recent fiscal years ended September 30, 2023 and 2022 and any subsequent interim periods through June 2, 2024, the date of the engagement of Fortune CPA, Inc., neither the Company, nor someone on its behalf, has consulted Fortune CPA, Inc. regarding:

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

During the fiscal years ended September 30, 2024 and 2023, we have elected to follow home country practice in British Virgin Islands in lieu of Nasdaq Listing Rule 5600 with the exception of those rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3).

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

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

For the immediately preceding annual financial statement period, our auditor, Fortune CPA, Inc., which is a registered public accounting firm that headquartered in Orange, Californoia, and is not subject to inspection by the PCAOB as of the date of this annual report, issued our audit report that was included in our Form 20-F for the fiscal year ended September 30, 2024.

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

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

As a manufacturer and supplier of a wide range of of stainless steel products, we recognize the importance of developing, implementing, and maintaining appropriate and adequate administrative and technical measures to safeguard our information management security systems and protect the confidentiality, integrity, and availability of data. Therefore, we have developed and maintained a comprehensive cybersecurity risk management program that focuses on monitoring, risk mitigation and risk response, in order to ensure the security and safety of our computer systems, networks, cloud services, software, and all data stored therein.

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

4.12	Employment Agreement between ZK International Group Co., Ltd. and Xiaofen Jin, dated July 21, 2023 (Exhibit 4.1 to the Form 6-K furnished on July 26, 2023 and is incorporated herein by reference)

4.13	Settlement Agreement, dated November 27, 2023 (Exhibit 10.1 to the Form 6-K furnished on December 1, 2023 and is incorporated herein by reference)

4.14	Form of the Securities Purchase Agreement (Exhibit 10.1 to the Form 6-K furnished on December 1, 2023 and is incorporated herein by reference)

4.15	Form of Securities Agreement (Exhibit 99.2 to the orm 6-K furnished on July 23, 2024 and is incorporated herein by reference)

4.16	Form of Registration Rights Agreement (Exhibit 99.3 to the orm 6-K furnished on July 23, 2024 and is incorporated herein by reference)

8.1	List of Subsidiaries of the Registrant (Exhibit 8.1 to the Form 20-F furnished on January 28, 2022 and is incorporated herein by reference)

11.1	Code of Business Conduct and Ethics (Exhibit 14.1 to the Form F-1 initially filed on May 24, 2017 and is incorporated herein by reference)

11.2	Insider Trading Policies (filed as Exhibit 11.2 to the Form 20 - F filed on August 13, 2024 and incorporated by reference herein)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

97.1	Executive Compensation Recovery Policy (filed as Exhibit 97.1 to the Form 20 - F filed on August 13, 2024 and incorporated by reference herein)

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZK INTERNATIONAL GROUP CO., LTD.

By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title:	Chief Executive Officer

Date: January 27, 2025

ZK INTERNATIONAL GROUP CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
ZK International Group Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ZK International Group Co., Ltd. (“the Company”) as of September 30, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

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

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Going Concern

As described further in Note 2 to the consolidated financial statements, the Company has incurred loss during September 30, 2024, Company has negative cash flow from operating activities, and accumulated deficit that raise substantial doubt about its ability to continue as a going concern.

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

January 27, 2025

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
January 31, 2023

999 18th Street, Suite 3000, Denver, CO, 80202, USA. Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of September 30,
	2024	2023
Assets
Current assets
Cash and cash equivalents	$4,009,387	$4,994,411
Restricted cash	103,917	50,995
Short-term Investment	50,111	48,145
Accounts receivable, net of allowance for doubtful accounts and provision for expected credit loss of $7,580,664 and $6,617,485, respectively	22,393,810	14,967,186
Notes receivable	355,761	54,825
Prepayment, deposit and other receivable - current	4,657,014	383,413
Inventories	13,528,170	17,937,425
Advance to suppliers	17,641,946	4,810,044
Total current assets	62,740,116	43,246,444
Property, plant and equipment, net	8,104,335	7,836,017
Right-of-use asset – Operating lease	162,103	43,840
Intangible assets, net	1,282,939	1,437,384
Deferred tax assets	—	—
Prepayment, deposit and other receivable - Non-current	271,201	292,070
Long-term prepayment	—	—
Long-term accounts receivable	5,379,311	5,527,682
Long-term investment	2,046,868	285,540
TOTAL ASSETS	$79,986,873	$58,668,977
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,125,104	$2,611,220
Accrued expenses and other current liabilities	4,261,080	4,964,893
Operating lease liability - current	12,280	21,749
Accrued payroll and welfare	2,323,244	1,918,415
Advance from customers	14,861,280	821,694
Due to related parties	216,906	1,111,001
Convertible debentures	4,917,683	4,011,224
Bank borrowings - current	10,259,918	9,388,706
Long-term Bank borrowings - current	9,765,447	—
Notes payables	124,957	41,118
Income tax payable	—	669
Total current liabilities	49,867,899	24,890,689
Operating lease liability – non-current	—	11,811
Bank borrowings – non-current	1,802,468	8,527,686
TOTAL LIABILITIES	$51,670,367	$33,430,186

COMMITMENTS AND CONTINGENCIES	—	—

Equity
Common stock, no par value, 50,000,000 shares authorized, 36,147,625 and 30,392,940 shares issued and outstanding, respectively	—	—
Additional paid-in capital	77,886,898	72,886,898
Statutory surplus reserve	3,176,556	3,176,556
Subscription receivable	(125,000)	(125,000)
Retained earnings (Deficits)	(50,448,573)	(47,666,657)
Accumulated other comprehensive loss	(2,326,968)	(3,190,985)
Total equity attributable to ZK International Group Co., Ltd.	28,162,913	25,080,812
Equity attributable to non-controlling interests	153,593	157,980
Total equity	28,316,506	25,238,792
TOTAL LIABILITIES AND EQUITY	$79,986,873	$58,668,977

The accompanying notes are an integral part of these consolidated financial statements.

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	For the year ended September 30,
	2024	2023	2022
Revenues	$108,199,877	$111,599,686	$102,391,636
Cost of sales	(101,652,681)	(110,303,270)	(94,796,037)
Gross profit	6,547,196	1,296,416	7,595,599

Operating expenses:
Selling and marketing expenses	1,639,873	2,117,810	2,380,429
General and administrative expenses	4,829,103	5,144,340	5,421,575
Asset impairment loss	599,709	53,203,517	2,771,019
Research and development costs	1,196,746	1,274,337	987,186
Total operating expenses	8,265,431	61,740,004	11,560,209

Operating loss	(1,718,235)	(60,443,588)	(3,964,610)

Other income (expenses):
Interest expenses	(1,232,686)	(1,583,734)	(3,451,665)
Interest income	15,142	36,699	109,290
Income on investment	—	—	—
Other income (expense), net	164,319	240,378	(88,125)
Total other expenses, net	(1,053,225)	(1,306,657)	(3,430,500)

Loss before income taxes	(2,771,460)	(61,750,245)	(7,395,110)

Income tax (expense) recovery	(12,106)	459,855	1,340,844

Net loss	$(2,783,566)	$(61,290,390)	$(6,054,266)
Net (loss) income attributable to non-controlling interests	1,650	229,596	(27,147)

Net loss attributable to ZK International Group Co., Ltd.	(2,781,916)	(61,060,794)	$(6,081,413)

Net loss	$(2,783,566)	$(61,290,390)	$(6,054,266)

Other comprehensive income (loss):
Foreign currency translation adjustment	861,280	(549,332)	(5,504,385)

Total comprehensive loss	$(1,922,286)	$(61,839,722)	$(11,558,651)
Comprehensive loss (income) attributable to non-controlling interests	4,387	228,696	(62,109)
Comprehensive loss attributable to ZK International Group Co., Ltd.	$(1,917,899)	$(61,611,026)	$(11,620,760)

Basic and diluted loss per share
Basic	$(0.08)	$(1.94)	$(0.21)
Diluted	(0.08)	(1.94)	(0.21)
Weighted average number of shares outstanding
Basic	34,358,416	31,445,962	29,305,828
Diluted	34,358,416	31,445,962	29,431,781

The accompanying notes are an integral part of these consolidated financial statements.

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

						Accumulated
		Additional				other	Non-
		paid-in	Subscription	Statutory	Retained	comprehensive	controlling	Total
	Shares	capital	Receivable	surplus reserve	earnings (deficits)	income (loss)	interests	equity
Balance at September 30, 2021	28,918,177	63,374,085	(125,000)	2,914,602	19,737,504	2,898,594	324,567	89,124,352

Stock incentive issuance	1,407,200	1,688,640						1,688,640
Stock issued in connection with conversion of convertible notes	67,563	116,781						116,781
Fair value change due to convertible notes extension		678,782						678,782
Stock-based compensation		5,603,615						5,603,615
Unearned Compensation		(589,138)						(589,138)
Foreign currency translations						(5,539,347)	34,962	(5,504,385)
Net loss				261,954	(6,343,367)		27,147	(6,054,266)
Balance at September 30, 2022	30,392,940	70,872,765	(125,000)	3,176,556	13,394,137	(2,640,753)	386,676	85,064,381
Stock-based compensation	2,599,800	1,839,733						1,839,733
Unearned Compensation		174,400						174,400
Foreign currency translations						(550,232)	900	(549,332)
Net loss					(61,060,794)		(229,596)	(61,290,390)
Balance at September 30, 2023	32,992,740	72,886,898.00	(125,000.00)	3,176,556.00	(47,666,657)	(3,190,985)	157,980	25,238,792
Issuance shares	3,154,885.00	5,000,000.00						5,000,000
Foreign currency translations						864,017	(2,737)	861,280
Net loss					(2,781,916)		(1,650)	(2,783,566)
Balance at September 30, 2024	36,147,625	77,886,898	(125,000)	3,176,556	(50,448,573)	(2,326,968)	153,593	28,316,506

The accompanying notes are an integral part of these consolidated financial statements.

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the year ended September 30,
	2024	2023	2022
Cash Flows from Operating Activities:
Net loss	$(2,783,566)	$(61,290,390)	$(6,054,266)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation expense	618,719	677,275	672,368
Amortization expense	230,611	298,431	830,481
Bad debt expense and credit loss	599,709	17,897,334	227,837
Deferred tax expenses	—	322,897	—
Gain on accounts receivable factoring, net of discount	—	—	(1,602,500)
Impairment on intangible assets and long-term investment	—	35,346,769	2,771,019
Change in unrecognized tax benefits	—	(823,340)	(1,428,458)
Stock compensation expense	—	2,014,133	2,674,807
Interest expense of convertible notes	906,459	658,913	1,324,510
Interest expense of accounts receivable factoring	(478,733)	359,051	1,151,453
Changes in operating assets and liabilities:
Accounts receivable	(7,193,497)	8,165,567	(12,059,620)
Other receivables and prepayments	(4,249,882)	349,612	(260,755)
Notes receivable	(300,936)	(6,676)	(53,853)
Inventories	(4,409,255)	2,870,541	(2,606,504)
Advance to suppliers	(12,831,902)	1,401,001	5,493,624
Accounts payable	513,884	(7,451,608)	8,803,924
Notes payable	83,839	(666,355)	762,986
Accrued expenses and other current liabilities	(703,812)	(1,918,915)	752,241
Accrued payroll and welfare	404,829	130,063	219,178
Advance from customers	14,039,586	(923,844)	(3,662,097)
Income tax payable	(669)	—	—
Long-term prepaid expenses	—	707,470	—
Lease liability - Operating lease	(139,543)	(23,841)	(28,595)
Net cash used in operating activities	(6,878,500)	(1,905,912)	(2,072,220)

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(603,054)	(656,178)	(507,663)
Purchase of CIP	—	(930,814)	(12,666)
Purchases of intangible assets	—	(707,470)	(1,588,107)
Investment into Recruiter.Com Group Inc	(1,750,000)	—	—
Net cash used in investing activities	(2,353,054)	(2,294,462)	(2,108,436)

Cash Flows from Financing activities:
Net proceeds released from (placed into) short-term investment	—	852,542	1,523,953
Proceeds from short-term bank borrowings	15,823,883	21,486,396	31,113,044
Repayments of short-term bank borrowings	(12,706,162)	(19,350,091)	(34,501,465)
Net (repayment) receiving for due to related parties	(894,095)	(920,690)	1,173,516
Repayment of other borrowing	—	—	(279,004)
Proceeds from stock issuances	5,000,000	—	—
Net cash provided by (used in) financing activities	7,223,626	2,068,157	(969,956)

Effect of exchange rate changes on cash	1,075,826	(439,515)	(835,453)

Net (decrease) increase in cash, cash equivalents and restricted cash	(932,102)	(2,571,733)	(5,986,065)
Cash and cash equivalents and restricted cash at the beginning of period	5,045,406	7,617,139	13,603,204
Cash, cash equivalents and restricted cash at the end of period	$4,113,304	$5,045,406	$7,617,139

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$47,785	$38,695	$87,473
Cash paid for interest expenses	$758,686	$774,929	$976,091

Non-cash transactions
Offset between due from related parties and due to related parties balances	$—	545,844	623,363
Intangible assets obtained in exchange for settlement of long-term deposit	$—	707,470	749,252

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

The Company is authorized to issue unlimited number of ordinary shares, with no par value. 36,147,625 shares were issued and outstanding as of September 30, 2024. The ownership interests described below are based on the shareholders’ portion of the authorized ordinary shares. ZK International is a holding company and is currently not actively engaging in any business.

As of September 30, 2024, 18.44% of ZK International’s equity interest was hold by two mainland Chinese beneficial owners, who entered an agreement on May 13, 2015 to vote their shares in concert in ZK International, covering all the periods presented afterwards, with HUANG Jian Cong holding 13.46% and WANG Guo Lin holding 4.98%.

ZK Pipe Industry Co., Ltd. (“ZK Pipe”)

ZK Pipe was incorporated on May 28, 2015 in Hong Kong. The registered capital is HKD 1,000,000 which was initially 40% held by ZK International and 60% held by CHENG Kai Chun, a nominee shareholder with no voting interest in ZK Pipe. On August 5, 2015, CHENG Kai Chun transferred all of his equity interest in ZK Pipe to ZK International. After the transfer, ZK International controls 100% of ZK Pipe’s voting interest and ZK Pipe became a wholly owned subsidiary of ZK International. The paid-in capital was zero as of September 30, 2024.

The registered principal activities of ZK Pipe are technical research of metal pipe and fittings, metal take-up valve plumbing and water purifying plant, and imports and exports of goods. ZK Pipe had not commenced operations as of September 30, 2024.

Wenzhou Weijia Pipeline Development Co., Ltd. (“Wenzhou Weijia”)

Wenzhou Weijia was incorporated on June 17, 2015 in Wenzhou and is a wholly owned subsidiary of ZK Pipe. Wenzhou Weijia is a wholly-foreign owned enterprise organized the laws of the People’s Republic of China. The registered capital is USD 20,000,000 and the paid-in capital was zero as of September 30, 2024.

The registered principal activities of Wenzhou Weijia are technical research, technical service and sales of metal pipe and fittings and light industry machinery and equipment, and imports and exports of goods and technology. Wenzhou Weijia had not commenced operations as of September 30, 2024.

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

ZK International (ZK Uganda)

ZK Uganda was incorporated on March 23, 2018 under the laws of the Republic of Uganda. Its registered capital is 20 Million Uganda Shillings, and the paid-in capital was zero as of September 30, 2018. ZK Uganda is 80% owned by ZK International and 20% owned by a third-party individual. ZK Uganda is currently not engaging in any business but plans to seek such opportunities that would complement and diversify the current business operations of the Company. The paid-in capital was zero as of September 30, 2024.

Hongyun (Wenzhou) Global Trading Limited. (“Hongyun”)

Hongyun was incorporated on November 15, 2021 in Wenzhou under the laws of the People’s Republic of China. The registered capital is RMB 2,880,000 and the paid-in capital was zero as of September 30, 2023. The principal activities of Hongyun is trading of nickel materials.

Wenzhou Suona Piping Limited. (“Suona”)

Suona was incorporated on October 29, 2021 in Wenzhou under the laws of the People’s Republic of China and is a 99% owned subsidiary of Wenzhou Weijia. The registered capital is RMB 10,000,000 and the paid-in capital was zero as of September 30, 2024. The principal activities of Suona is trading of nickel materials.

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

xSigma Collectibles Limited (“xSigma Collectibles”) was incorporated on July 6, 2021 under the laws of the British Virgin Islands. Its registered capital is USD 100, and the paid-in capital was zero as of September 30, 2024. xSigma Collectibles launched MaximNFT (“MaximNFT”), available at www.maximnft.com, the exclusive NFT (Non-Fungible Token) marketplace of the iconic men’s lifestyle brand. MaximNFT seeks to provide the best customer experience and innovative NFT solutions. It will allow customers to create and sell NFTs on various blockchains, including, but not limited to, Ethereum, Binance Smart Chain, and Polkadot.

xSigma Entertainment Limited (“xSigma Entertainment”)

xSigma Entertainment Limited (“xSigma Entertainment”) was incorporated on March 17, 2021 under the laws of the British Virgin Islands. Its registered capital is USD 50,000, and the paid-in capital was zero as of September 30, 2024. xSigma Entertainment is a holding entity and currently holds 15.73% ownership of CG Malta Holding Limited (“CG Malta”). CG Malta is a globally licensed sports betting and casino operator and launched MaximBet. MaximBet is sports betting and casino website, available at MaximBet.com and through iOS and Android applications that will allow users to bet on sports and casino in the United States and around the world.

xSigma Trading LLC (“xSigma Trading”)

xSigma Trading LLC (“xSigma Trading”) was incorporated on June 7, 2021 under the laws of the Delaware, United States. Its registered capital was zero, and the paid-in capital was zero as of September 30, 2024. xSigma Trading is a holding entity and is currently not engaging in any business. The entity has not commenced operation as of September 30, 2024.

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
• Registered capital and paid in capital was zero
• Have not commenced operations

Going Concern Consideration

The consolidated financial statements for the years ended September 30, 2024 and 2023 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

As reflected in the consolidated financial statements, the Company has incurred net losses of $2,383,566, $61,507,395 and $6,054,266 for the years ended September 30, 2024, 2023 and 2022, respectively. The Company had accumulated deficits amounted to 50,048,573 as of September 30, 2024. Net cash used in operating activities was $6,475,650 for the year ended September 30, 2024. These conditions raised substantial doubts about the Company’s ability to continue as a going concern.

The Company meets its day-to-day working capital requirements through its bank facilities. Most of the bank borrowings as of September 30, 2024, that are repayable within the next 12 months, are subject to renewal, and the management is confident that these borrowings can be renewed upon expiration based on the Company’s past experience and credit history. In addition, the Company had a positive working capital of $12,872,217 as of September 30, 2024.

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

The relevant exchange rates are listed below:

	For the Fiscal Years
	Ended September 30
	2024	2023	2022
Period Ended RMB: USD exchange rate	7.0176	7.2960	7.1135
Period Average RMB: USD exchange rate	7.2043	7.0533	6.5532

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

Short-term Investment

The Company’s short-term Investment consists of short-term held-to-maturity investments, and term deposits, in commercial banks with original maturities of more than 90 day but less than one year. As of September 30, 2024, the Company has short-term investment of $50,111, while it had $48,145 short-term investment as of September 30, 2023.

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

The allowance for doubtful accounts recognized as of September 30, 2024 and 2023 was $7,580,664 and $6,617,485, respectively.

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

No provision for inventory was recognized for the fiscal years ended as of September 30, 2024 and 2023.

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

For the Company’s financial instruments, including cash and cash equivalents, restricted cash, short-term investment, accounts receivable, accounts payable, short-term investment, other current assets, due to related parties, convertible notes, lease liabilities, other liabilities, notes receivable, notes payable, bank borrowings, long-term prepayment, long-term accounts receivable, other receivables and other borrowings, the carrying amounts approximate their fair values due to their short maturities as of September 30, 2024 and 2023. For lease liabilities, fair value approximates their carrying value at the year end as the interest rates used to discount the host contracts approximate market rates. The carrying amount of the non-current bank borrowings approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities.

The Company noted no transfers between levels during any of the periods presented. The company did not identify any instruments that were measured at fair value on a recurring nor non-recurring basis for the year ended September 30, 2024 and 2023.

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

There was no impairment charge recognized for long - lived assets for the fiscal year ended as of September 30, 2024. During fiscal year 2023, the Company incurred impairment charge of $10,346,769 due to the write off of three software platforms. During fiscal year 2022, the Company incurred impairment charge of $2,771,019 due to the write off of one software platform.

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

Government grants as the compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable. During the years ended as of September 30, 2024, 2023 and 2022, $22,684, $337,216, and $496,740, respectively, government grants were recognized as other income for financial support to the Company under local government’s innovation incentive programs.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development reimbursements and grants received from government are recorded by the Company as a reduction of research and development costs.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby it calculates deferred tax assets or liabilities for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted tax rates applicable to the years in which those temporary differences are expected to be reversed or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. For the fiscal years ended as of September 30, 2024, we have a full valuation allowance of $1.24 million recorded against our net deferred tax asset, primarily due to our experiencing a three-year cumulative operating loss. This amount will not be released until we have earnings and forecasted income which provide sufficient positive evidence that our deferred tax assets will more likely than not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as non-current amounts.

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Tax (expense) benefits recorded as of September 30, 2024 and 2023 were $nil and $322,897, respectively.

Advertising costs

Advertising costs are expensed as incurred in accordance with ASC 720-35 Other Expense-Advertising costs. Advertising costs were $42,488, $19,972, and $77,781 for years ended September 30, 2024, 2023 and 2022, respectively.

Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss) from foreign currency adjustments. Comprehensive income (loss) is reported in the consolidated statements of operations and comprehensive income. Accumulated other comprehensive income (loss), as presented on the balance sheets are the cumulative foreign currency translation adjustments. As of September 30, 2024 and 2023, the Company recorded accumulated other comprehensive loss balance of $2,326,968 and $3,183,694, respectively.

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

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of September 30, 2024 and 2023:

	As of September 30,
	2024	2023
Accounts receivable, gross	$29,974,474	$21,584,671
Less: allowance for doubtful accounts	(7,580,664)	(6,617,485)
Accounts receivable, net	$22,393,810	$14,967,186

The Company recorded $682,496 and $6,702,521 bad debt expense during the year ended September 30, 2024 and 2023, respectively. There was no bad-debt write-off recorded by the Company during the years ended September 30, 2024 and 2023.

Changes of allowance for doubtful accounts for the years ended September 30, 2024 and 2023 are as follow:

	As of September 30,
	2024	2023
Beginning balance	$6,617,485	$255,322
Additional reserve through bad debt expense	700,653	6,366,356
Reduction due to accounts receivable factoring	—	—
Exchange difference	262,526	(4,193)
Ending balance	$7,580,664	$6,617,485

NOTE 4 – PREPAYMENT, DEPOSIT AND OTHER RECEIVABLE - CURRENT

Our current prepayment, deposit and other receivable consisted of the following as of September 30, 2024 and 2023:

Accounts receivable consisted of the following as of September 30, 2024 and 2023:

	As of September 30,
	2024	2023
Advance to third parties*	$3,151,947	$—
Advance to investment escrow account	1,000,000	—
Others	505,067	383,413
Total	$4,657,014	$383,413

* Advance to third parties are short term in nature and are due on demand with no interest bearing.

NOTE 5 – INVENTORIES

Inventories as of September 30, 2024 and 2023 consisted of the following:

	As of September 30,
	2024	2023
Raw materials	$855,488	$4,551,761
Work-in-process	6,914,276	6,133,081
Finished goods	5,758,406	7,252,583
Provision for inventory impairment	—	—
Total	$13,528,170	$17,937,425

As of September 30, 2024 and 2023, the Company pledged no inventory to secure banking facilities granted to the Company, respectively.

No impairment provision of inventories recorded for lower of cost or net realizable value adjustments for the fiscal years ended September 30, 2024 and 2023.

NOTE 6 – ADVANCE TO SUPPLIERS AND ADVANCE FROM CUSTOMERS

Advance to suppliers consisted of the following:

	As of September 30,
	2024	2023
Prepayments for materials purchased	$17,641,946	$4,810,044

Advance from customers consisted of the following:

	As of September 30,
	2024	2023
Prepayments from customers	$14,861,280	$821,694

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following as of September 30, 2024 and 2023:

	As of September 30,
	2024	2023
Buildings	$5,886,262	$5,687,114
Machinery	8,446,168	6,819,033
Furniture, fixtures and equipment	647,880	605,776
Motor vehicles	471,510	280,423
Total property plant and equipment, at cost	15,451,820	13,392,346
Less: accumulated depreciation	(7,347,486)	(6,456,179)
	8,104,335	6,936,167
Construction in progress (“CIP”)	—	899,850
Property, plant and equipment, net	$8,104,335	$7,836,017

Depreciation expense was $618,719 and $677,275 for the years ended September 30, 2024 and 2023, respectively.

As of September 30, 2024 and 2023, the Company pledged buildings and machinery to secure banking facilities granted to the Company. The carrying values of the pledged buildings to secure bank borrowings by the Company are shown in Note 13.

NOTE 8 – INTANGIBLE ASSETS

	As of September 30,
	2024	2023
Land use rights, cost	$567,337	$545,689
Software, cost	1,305,535	14,417,696
Patent, cost	1,411,189	1,357,341
Other intangible assets, cost	1,140	1,097
Less: impairment charge	—	(13,117,788)
Less: accumulated amortization	(2,002,262)	(1,766,651)
Intangible assets, net	$1,282,939	$1,437,384

The land use right represents the Company’s land use rights in Wenzhou’s plant, which had been pledged to secure the Company’s banking facilities granted to the Company as of September 30, 2024 and 2023. The carrying values of the pledged land use rights to secure bank borrowings by the Company are shown in Note 13.

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

Amortization expense was $230,611 and 298,431 for the years ended September 30, 2024 and 2023, respectively.

NOTE 9 - LONG-TERM ACCOUNTS RECEIVABLE

Long-term accounts receivable as of September 30, 2024 consists of the accounts receivable sold to a third-party. On August 18, 2022, the Company sold accounts receivables of its 144 customers with aggregated amount of RMB 65,776,506 to a third-party company with no recourse. The buyer shall pay to the Company RMB 62,487,681, which is 95% of the transferred accounts receivable value, no later than December 31, 2024 and therefore was classified as long-term accounts receivable with discounted present value of $7,522,188. During the fiscal year ended September 30, 2022, the Company evaluated ASC 860-20-40 and recorded gain on accounts receivable factoring of $1,602,500 and interest expense of $1,151,453. During the fiscal year ended September 30, 2023, the maturity date was extended to December 31, 2026, and Company collected accounts receivable of $1,630,442 and recorded interest expense of $359,051. During the fiscal year ended September 30, 2024, the Company collected accounts receivable of $832,836 and recorded interest expense of $478,733.

NOTE 10 – LONG-TERM INVESTMENT

Wenzhou Longlian Development Co., Ltd. (“Longlian”)

The Company made an investment in Longlian, a private company incorporated in PRC, in 2011 by RMB 2,083,300 with equity percentage of 2.0833%. The principal activities of Longlian are property and infrastructure construction. As of September 30, 2024 and 2023, the Company carried this investment at its cost in the amount of $296,868 and $285,540, respectively. During 2024 and 2023 fiscal years, the Company no dividend income from Longlian.

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

Recruiter.Com Group, Inc. (“RCRT”)

On July 12, 2024, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Recruiter.Com Group, Inc. (NASDAQ: RCRT) which subsequently changed its name to NIXXY, Inc. (NASDAQ: NIXX). Pursuant to the Securities Purchase Agreement, the Company agreed to purchase 2,000,000 shares of common stock of RCRT at a price of US$1.00 per share (the “Investment”). The Company has an option to purchase additional 2,000,000 shares at $1.00 per share. On September 11, 2024, the Company completed the first closing of the Investment, and RCRT issued a total of 1,749,975 shares of common stock, par value $0.0001 per share, to the Company, at US$1.00 per share. As of September 30, 2024, the Company has an equity percentage of 14.36% in RCRT and carried this investment at its cost in the amount of $1,750,000.

NOTE 11 – LEASES

The Company leases office and staff dorm under non-cancellable operating leases expiring on different dates. The lease terms of these leases are three to five years. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. All of the Company’s leases of office and staff dorm qualify as operating leases.

Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The discount rate used to calculate present value is incremental borrowing rate or, if available, the rate which is implicit in the lease. The Company determines the incremental borrowing rate for each lease based primarily on its lease term in PRC, which is approximately 4.75%. The total operating lease expenses for the years ended September 30, 2024 and 2023 were $25,285 and $25,826, respectively.

Weighted-average remaining term and discount rate related to leases were as follows:

	As of	As of
	September 30,	September 30,
	2024	2023
Weighted-average remaining term
Operating leases	1.83	2.83
Weighted-average discount rate
Operating leases	4.75%	4.75%

The following table sets forth

NOTE 12 – RELATED PARTY TRANSACTIONS

Net amounts due to related parties consisted of the following as of September 30, 2024 and 2023:

		As of September 30,
Accounts	Name of related parties	2024	2023
Related party payables	Shareholder, HUANG Jian Cong	$71,740	$1,017,701
Related party payables	Affiliates of the Company	145,166	93,300

Related party payables represented unsecured and interest free borrowings between the Company and Huang Jiancong and other related parties to the Company. For the years ended September 30, 2024 and 2023, the Company had outstanding loans with total amount of $71,740 and $1,017,701 from its shareholder, HUANG Jian Cong.

NOTE 13 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following as of September 30, 2024 and 2023:

	As of September 30,
	2024	2023
VAT payable	$3,882,740	$3,165,668
Other tax payables	49,557	40,654
Other	328,784	1,758,571
Total	$4,261,081	$4,964,893

Other current liabilities contain primarily unsecured, due on demand and interest free short-term loan to the Company from third party entities and deposits for bidding from suppliers to the Company.

NOTE 14 – SHORT-TERM AND LONG-TERM BANK BORROWINGS

Short-term bank borrowings consisted of the following at September 30, 2024:

		Amount -	Issuance	Expiration
Bank Name	Amount - RMB	USD	Date	Date	Interest
Industrial Bank	9,000,000	1,282,490	2024-05-23	2025-05-23	3.15%
CZBANK	1,000,000	142,499	2024-09-30	2025-09-01	3.50%
CZBANK	11,000,000	1,567,487	2024-09-30	2025-09-01	3.50%
Shanghai Pudong Development Bank	9,000,000	1,282,490	2024-01-10	2025-01-10	3.90%
Shanghai Pudong Development Bank	11,000,000	1,567,487	2024-01-12	2025-01-12	3.90%
China Everbright Bank	10,000,000	1,424,989	2024-06-26	2025-06-25	3.05%
Bank of China	6,000,000	854,993	2024-03-22	2025-03-22	3.10%
Bank of China	15,000,000	2,137,483	2023-11-24	2024-11-23	3.65%
Total	72,000,000	10,259,918

Long-term bank borrowings consisted of the following at September 30, 2024:

	Amount -	Issuance	Expiration
Bank Name	Amount - RMB	USD	Date	Date	Interest
China Minsheng Bank	9,500,000	1,353,739	2023-08-11	2025-08-11	3.80%
China Minsheng Bank	14,250,000	2,030,609	2023-08-14	2025-08-14	3.80%
China Minsheng Bank	19,000,000	2,707,478	2023-08-21	2025-08-20	3.80%
China Minsheng Bank	9,990,000	1,423,564	2024-02-26	2025-05-20	3.66%
China Minsheng Bank	5,990,000	853,568	2024-02-27	2025-05-20	3.66%
China Minsheng Bank	9,800,000	1,396,489	2024-03-25	2025-06-25	3.65%
Huaxia Bank	6,370,000	907,718	2023-03-27	2026-03-15	4.05%
Huaxia Bank	6,279,000	894,750	2023-03-28	2026-03-15	4.05%
Total	81,179,000	11,567,915

Short-term bank borrowings consisted of the following at September 30, 2023:

		Amount -	Issuance	Expiration
Bank Name	Amount - RMB	USD	Date	Date	Interest
Industrial Bank	6,000,000	822,368	2022-11-03	2023-11-03	4.50%
Industrial Bank	6,000,000	822,368	2022-11-04	2023-11-04	4.50%
China Everbright Bank	10,000,000	1,370,614	2023-06-30	2024-06-29	3.20%
China Minsheng Bank	1,000,000	137,061	2023-08-03	2024-03-01	3.75%
China Minsheng Bank	10,000,000	1,370,614	2023-08-04	2024-03-01	3.75%
China Minsheng Bank	5,000,000	685,307	2023-08-07	2024-03-01	3.75%
CZBANK	9,250,000	1,267,818	2023-08-08	2024-08-06	4.50%
CZBANK	1,250,000	171,327	2022-10-10	2023-10-09	5.00%
Shanghai Pudong Development Bank	9,000,000	1,233,553	2023-09-19	2024-03-19	4.75%
Shanghai Pudong Development Bank	11,000,000	1,507,676	2023-09-21	2024-03-21	4.75%
Total	68,500,000	9,388,706

Long-term bank borrowings consisted of the following at September 30, 2023:

	Amount -	Issuance	Expiration
Bank Name	Amount - RMB	USD	Date	Date	Interest
China Minsheng Bank	10,000,000	1,370,614	2023-08-11	2025-08-11	3.80%
China Minsheng Bank	15,000,000	2,055,921	2023-08-14	2025-08-14	3.80%
China Minsheng Bank	20,000,000	2,741,228	2023-08-21	2025-08-20	3.80%
CZBANK	3,735,000	511,924	2023-03-14	2026-03-13	4.50%
Huaxia Bank	6,790,000	930,647	2023-03-27	2026-03-15	4.15%
Huaxia Bank	6,693,000	917,352	2023-03-28	2026-03-15	4.15%
Total	62,218,000	8,527,686

The Company’s short-term and long-term bank borrowings are pledged by its assets as listed below, and guaranteed by the Company’s major shareholders: HUANG Jian Cong, WANG Jian Di, WANG Guo Lin, WANG Min Jie, and WANG Yang Ming, and their immediate family members.

The carrying values of the Company’s pledged assets to secure short-term and long-term borrowings by the Company are as follows:

	As of September 30,
	2024	2023
Accounts receivable	$—	$706,623
Buildings, net	828,741	1,145,778
Land use rights, net	348,378	346,947
Machinery, net	911,200	—
Construction in progress	—	685,992
Total	$2,088,319	$2,885,340

NOTE 15 – COMMITMENT AND CONTINGENCIES

The Company, from time to time, may be a party to claims and legal proceedings generally incidental to its business. As of September 30, 2024, Company has no material purchase commitments, significant leases and unused letter of credit.

The Company has one pending legal claim against a third party as of September 30, 2023. See Note 4 for disclosure related to the claim with Raozhou Dianli Ltd. There were no other legal matters that are likely to have a material adverse effect on the Company’s financial position as of September 30, 2024 and 2023 and the results of operations or cash flows for the years ended September 30, 2024 and 2023.

NOTE 16 – UNCERTAIN TAX POSITION

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

In addition, the Company recorded no potential income tax liability for the years ended September 30, 2024 and 2023, and for the possible underpayment of income and other taxes, not include potential interests or penalties. It is possible that the tax liability of the Company for past taxes may be higher than those amounts. The Company’s management believes it has sufficient cash on hand to adequately meet any tax liability for the underpayment of income and VAT taxes. Additionally, the Company’s management believes it may be able to negotiate with local PRC taxing authorities a reduction to any amounts that such authorities may believe are due and a reduction to any interest or penalties thereon. We have no guarantee that we will be able to negotiate such a reduction. To the extent our Company is able to negotiate such amounts, the Company records such reduction as unrecognized tax benefits due to the fact that national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes. The PRC tax law provides statute of limitations of 3 years to collect unpaid taxes. The Company recognizes the portion of unrecognized tax benefit that is beyond 3 years as reduction of its tax liabilities due to the fact that the statute of limitations for the relevant taxing authorities to examine and challenge the tax position has expired. The changes of unrecognized tax benefit recorded by the Company are shown in Note 22.

NOTE 17 – GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the fiscal years ended September 30, 2024 and 2023 consisted of following:

	2024	2023
Employee compensation and benefits	2,189,705	3,390,733
Consulting expenses	1,573,023	684,691
Amortization expenses	154,758	298,431
Depreciation expenses	162,335	229,018
Entertainment expenses	117,885	173,096
Sales tax	141,000	168,962
Other expenses	490,397	199,409
Total	$4,829,103	5,144,340

NOTE 18 – CUSTOMER AND SUPPLIER CONCENTRATION

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

The Company had no such significant customer who account for greater than 10% of the company’s revenue for the fiscal year ended September 30, 2024 and 2023. The Company had no customer who accounted for more than 10% of total accounts receivables as of September 30, 2024 and 2023

For the year ended September 30, 2024, two suppliers accounted for 30% and 21% of the Company’s total raw material purchase, respectively. The Company had two suppliers who accounted for more than 10% of total accounts payable as of September 30, 2024, the suppliers had accounts payable balance of $723,665 and $337,241 which represents 23.16% and 10.79% of total accounts payable, respectively. For the year ended September 30, 2023, two suppliers accounted for 29.70% and 22.51% of the Company’s total raw material purchase, respectively. The Company had two suppliers who accounted for more than 10% of total accounts payable as of September 30, 2023, the suppliers had accounts payable balance of $260,143 and $250,080 which represents 10.63% and 10.22% of total accounts payable, respectively. The Company believes there are numerous other suppliers that could substitute the current significant vendors should they become unavailable or non-competitive.

NOTE 19 – CONVERTIBLE NOTES

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

On December 21, 2023, the Company entered into amendment agreements with outstanding Holders to amend the maturity date to June 30, 2024, and the amendment was treated as extinguishment of the original convertible notes and issuance of new convertible notes (“Convertible Note 2023”).

In accounting for the issuance of the Convertible Note 2023 under ASU 2020 - 06, the Company recorded the convertible note as a single liability in its entirety according to the new framework. The effective interest rate for the Convertible Note 2023 is 16.82%.

For the year ended September 30, 2023, there were no Holders converted their convertible debentures. Net carrying amount of the liability component Convertible Notes dated as of September 30, 2023 was as follows:

			Net
	Principal	Interest on	carrying
	outstanding	Convertible notes	value
Convertible Notes - 2023	$3,947,080	64,144	$4,011,224

On January 4, 2025, the Company entered into amendment agreements with outstanding Holders to amend the maturity date to August 26, 2025, and the amendment was treated as extinguishment of the original convertible notes and issuance of new convertible notes (“Convertible Note 2024”).

In accounting for the issuance of the Convertible Note 2024 under ASU 2020-06, the Company recorded the convertible note as a single liability in its entirety according to the new framework. The effective interest rate for the Convertible Note 2024 is 20.02%.

For the year ended September 30, 2024, there were no Holders converted their convertible debentures. Net carrying amount of the liability component Convertible Notes dated as of September 30, 2024 was as follows:

			Net
	Principal	Interest on	carrying
	outstanding	Convertible notes	value
Convertible Notes - 2023	$3,947,080	970,603	$4,917,683

NOTE 20 – STOCK-BASED COMPENSATION, OPTIONS AND WARRANTS

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

A summary of stock option activity for the year ended September 30, 2024, is presented below:

			Remaining
	Shares Underlying	Weighted Average	Contractual	Grant-Date
	Options	Exercise Price	Term (Years)	Fair Value
Outstanding at October 1, 2021	250,000	$10	0	$1,085,386
Granted	—	$—	—	$—
Exercised	—	$—	—	—
Forfeited	—	$—	—	—
Outstanding at September 30, 2024	250,000	$10	0	$1,085,386
Exercisable at September 30, 2024	250,000	$10	0	$—

Stock Warrants

On February 15, 2021, the “Company entered into a Consultancy Agreement (the “Agreement”) with Dentoro Alliance LP, a company incorporated in the Republic of Ireland (the “Consultant”). Pursuant to the Agreement, the Consultant agreed to provide marketing and software platform development services for the business development of xSigma Corporation, a subsidiary of the Company (“xSigma Corporation”), including website development, protocol development and implementation, social media and community management, content creation and public relations management. In exchange for the Consultant’s services, the Company agreed to pay the Consultant initial compensation and performance earn-out. The initial compensation includes 250,000 ordinary shares of the Company which were issued upon execution of the Agreement, and warrants to purchase a total of 2,500,000 ordinary shares, which include (i) warrants to purchase 400,000 ordinary shares, exercisable at $1.00 per share only when Company’s closing bid price is at least $2.00 for ten consecutive trading days, (ii) warrants to purchase 1,000,000 ordinary shares, exercisable at $1.50 per share only when Company’s closing bid price is above $2.50 for seven consecutive trading days, (iii) warrants to purchase 500,000 ordinary shares, exercisable at $2.00 per share only when Company’s closing bid price is at least $3.50 for seven consecutive trading days, (iv) Warrants to purchase 600,000 ordinary shares, exercisable at $2.50 per share, only when Company’s closing bid price is at least $4.25 for seven consecutive trading days. All the warrants will expire nine months after issuance and may be permitted for cash or cashless exercise at Company’s option pursuant to a definitive warrant agreement. The performance earn-out includes 1,000,000 ordinary shares of the Company if xSigma Corporation generates $2,500,000 or more in audited operating net income in any fiscal year of xSigma Corporation (the “Milestone Event”). This performance earn-out precludes the Consultant from earning any additional share based on the Milestone Event. As of September 30, 2024, the Consultant is entitled to all milestone warrants with an estimated fair value of $9,021,000, and no warrants were exercised by the Consultant during the fiscal years ended as of September 30, 2024, 2023 and 2022. The performance earn-out shares were not accrued during the fiscal year 2024 as the performance condition was not achieved and it is not probable the performance condition will be achieved.

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

As of September 30, 2024, the Company had outstanding 4,774,642 warrants issued in connection with the consulting arrangement and stock offering. The following is a summary of the change in outstanding warrants during the fiscal year ended September 30, 2024:

			Weighted Average
			Remaining
	Shares Underlying	Weighted Average	Contractual
	Options/Warrants	Exercise Price	Term (Years)
Outstanding at October 1, 2023	4,774,642	$2.87	3.7
Issued	—	$—	—
Exercised	—	$—	—
Forfeited	—	$—	—
Outstanding at September 30, 2024	4,774,642	$2.87	2.7
Exercisable at September 30, 2024	4,774,642	$2.87	2.7

NOTE 21 – STOCKHOLDERS’ EQUITY

Share Issuances

2022 Fiscal Year

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

2023 Fiscal Year

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

2024 Fiscal Year

The Company entered into a Securities Purchase Agreement, dated November 27, 2023, with one institutional investor. Pursuant to the Securities Purchase Agreement, the investor purchased, and the Company issued and sold 3,154,885 ordinary shares of the Company, of no par value (the “Shares”), at an aggregate purchase price of $5 million. On April 29, 2024, the Company successfully issued the Shares, marking the closure of the private placement.

Statutory surplus reserves

Pursuant to Chinese Company law applicable to foreign investment companies, the Company’s PRC subsidiaries are required to maintain statutory surplus reserves. The statutory surplus reserves are to be appropriated from net income after taxes, and should be at least 10% of the after tax net income determined in accordance with accounting principles and relevant financial regulations applicable to PRC enterprises (“PRC GAAP”). The Company has an option of not appropriating the statutory surplus reserve after the statutory surplus reserve is equal to 50% of the subsidiary’s registered capital. Statutory surplus reserves are recorded as a component of shareholders’ equity. The statutory surplus reserve as of September 30, 2024 is $2,302,163.

Wenzhou Weijia has not commenced operation since inception. No appropriation to the statutory surplus reserves.

Zhejiang Zhengkang recorded a net loss for the years ended September 30, 2024 and 2023, so no appropriation to the statutory surplus reserves and staff welfare and bonus fund was made.

Wenzhou Zhengfeng recorded a net loss for the years ended September 30, 2024 and 2023, so no appropriation to the statutory surplus reserves and staff welfare and bonus fund was made.

Dividends declared by the Company’s PRC subsidiaries are based on the distributable profits as reported in their statutory financial statements reported in accordance with PRC GAAP, which differ from the results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP. The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its PRC subsidiaries. As of September 30, 2024, the Company has no dividend payable.

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company, and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. Amounts restricted include the PRC subsidiaries’ paid-in capital and statutory surplus reserves of the Company’s PRC subsidiaries totaling $7,470,323 as of September 30, 2024 and 2023.

Non-controlling interests

Non-controlling interests represent the interest of non-controlling shareholders in Zhejiang Zhengkang based on their proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. On September 29, 2015, Wenzhou Weijia acquired 99% equity percentage of Zhejiang Zhengkang from 5 individual shareholders: HUANG Jian Cong, WANG Ming Jie, WANG Guo Lin, WANG Jian Di and WANG Yang Ming. After that, Zhejiang Zhengkang’s equity interest is 99% held by Wenzhou Weijia and 1% held by HUANG Jian Cong as of the year end. The non-controlling interest in Zhejiang Zhengkang was 1% as of September 30, 2024 and 2023. The non-controlling interest in ZK Uganda was 20% as of September 30, 2024. The non-controlling interest in xSigma Corporation was 49% as of September 30, 2024. The non-controlling interest in Suona was 1% as of September 30, 2024.

NOTE 22 – SEGMENT REPORTING

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

For the years ended September 30, 2024 and 2023, revenue and assets within PRC contributed over 90% of the Company’s total revenue and assets.

NOTE 23 – INCOME TAXES

	As of September 30,
	2024	2023
Deferred tax assets:
Bad debt allowance recorded for accounts receivable, other receivable, and long-term prepayments	$1,137,100	$2,643,662
Inventory provision	—	14,972
Net operating loss carry-forward	105,130	2,850
Less: valuation allowance	(1,242,230)	(2,661,484)
Total	$—	$—

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company had no deferred tax assets as of September 30, 2024 and 2023. The Company evaluated the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized.

Income taxes for the years ended September 30, 2024 and 2023 are attributed to the Company’s continuing operations in China and consisted of:

	For the year ended September 30,
	2024	2023
Current income tax expense (recovery)	$12,106	$(782,752)
Deferred income tax expenses	—	322,897
Total income tax expense (recovery)	$12,106	$(459,855)

Per the consolidated statements of operations and comprehensive income, the income tax expenses for the Company can be reconciled to the income before income taxes for the years ended September 30, 2024 and 2023 as follows:

	For the year ended September 30,
	2024	2023
Income before taxes excluded the amounts of loss incurring entities	$—	$—
PRC EIT tax rates	15%	15%
Tax effect of deferred tax recognized	—	322,897
Adjustment on current income tax of the prior periods	12,106	—
Change in unrecognized tax benefits	—	(782,752)
Income tax expense (recovery)	$12,106	$(459,855)

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

The changes in unrecognized tax benefits are as follows:

	For the year ended September 30,
	2024	2023
Balance at beginning period	$—	$817,059
Addition for tax positions of the current year	—	(38,695)
Lapse of statute of limitations	—	(785,337)
Effect of exchange rate changes	—	6,973
Balance at ending period	$—	$—

As of September 30, 2024 and 2023, the Company had no unrecognized tax benefits. For the fiscal years 2024 and 2023, no tax authority initiated tax examination against the Company and the Company was issued Certificate of No Tax Arrears on November 6, 2023 by local tax authority which indicates the Company has fully paid income taxes for its tax returns since January 01, 2017.

NOTE 24 - SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before this financial statements are issued, the Company has evaluated all events or transactions that occurred after September 30, 2024 up through the date the Company issued the consolidated financial statements, and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements.