Form 20-F
period 2025-09-30
ZK International Group Co., Ltd.
filed 2026-02-04
CIK 1687451

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended September 30, 2025

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

Economic & Technology Development Zone

People’s Republic of China

(Address of principal executive offices)

Di Chen, Corporate Secretary

+86- 577 -86852999

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

Indicate the number of outstanding shares of each of the issuers classes of capital or common stock as of the close of the period covered by the annual report: 6,612,308 ordinary shares as of September 30, 2025.

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

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of large accelerated filer, accelerated filer, and emerging growth company in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrants executive officers during the relevant recovery period pursuant to 240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If Other has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes    ☒ No

i

Conventions Used in this Annual Report

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only, we, us, our company, Company, our and ZK refer to ZK International Group Co., Ltd., a British Virgin Islands company limited by ordinary shares (ZK International when individually referenced) and, in the context of describing our operations and consolidated financial information, to ZK International and:

●	Wenzhou Weijia Pipeline Development Co., Ltd. (also referred to as 温州维佳管道发展有限公司 in China), a PRC company (Wenzhou Weijia when individually referenced), which is a wholly-owned subsidiary of ZK Pipe;

●	Wenzhou Zhengfeng Industry and Trade Co., Ltd. (also referred to as 温州正丰工贸有限公司 in China), a PRC company (Wenzhou Zhengfeng when individually referenced), which is a wholly-owned subsidiary of Zhejiang Zhengkang; and

●	xSigma Corporation, a British Virgin Islands company limited by ordinary shares (xSigma Corporation when individually referenced), 51% of its equity interest is held by ZK International;

●	xSigma Collectibles Limited, a British Virgin Islands company limited by ordinary shares (xSigma Collectibles when individually referenced), a wholly-owned subsidiary of ZK International;

●	xSigma Entertainment Limited, a British Virgin Islands company limited by ordinary shares (xSigma Entertainment when individually referenced), a wholly-owned subsidiary of ZK International;

●	xSigma Trading, LLC, a Delaware limited liability company (xSigma Trading, LLC when individually referenced), a wholly-owned subsidiary of xSigma Corporation;

●	ZK International Uganda Limited, a company incorporated under the laws of the Republic of Uganda (ZK Uganda when individually referenced), 80% of its equity interest is held by ZK International;

●	ZK Pipe Industry Co., Ltd., a Hong Kong limited company (ZK Pipe when individually referenced), which is a wholly-owned subsidiary of ZK International;

●	Zhejiang Zhengkang Industrial Co., Ltd. (also referred to as 浙江正康实业股份有限公司 in China), a PRC company (Zhejiang Zhengkang when individually referenced), 99% of its equity interest is held by Wenzhou Weijia;

●	Hongyun (Wenzhou) Global Trading Limited. (also referred to as 宏蕴（温州）国际贸易有限公司 in China), a PRC company (Hongyun when individually referenced), 100% of its equity interest is held by Wenzhou Weijia;

●	Wenzhou Suona Piping Limited. (also referred to as 温州索纳管业有限公司 in China), a PRC company (Suona when individually referenced), 99% of its equity interest is held by Wenzhou Weijia;

Investors are cautioned that you own interest in ZK International, the holding company established in the British Virgin Islands that does not have conduct material operations. ZK International conducts business through its subsidiaries, primarily based in China.

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. All reference to U.S. dollars, USD, US$ or $ are to United States dollars. The exchange rates in effect as of September 30, 2025, 2024 and 2023 were US $1.00 for RMB 7.1190, RMB 7.0176, and RMB 7.2960, respectively. The average exchange rates for the years ended September 30, 2025, 2024 and 2023 were US $1.00 for RMB 7.2125, RMB 7.2043, and RMB 7.0533, respectively. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

We obtained the industry and market data used in this annual report or any document incorporated by reference from industry publications, research, surveys and studies conducted by third parties and our own internal estimates based on our managements knowledge and experience in the markets in which we operate. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report. We have sought to provide current information in this annual report and believe that the statistics provided in this annual report remain up-to-date and reliable, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report.

ii

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the Securities Act), and the Securities Exchange Act of 1934, as amended (the Exchange Act), and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words expect, anticipate, intend, plan, believe, seek, estimate, and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under Item 3 Key Information Risk Factors, Item 4 Information on the Company, Item 5 Operating and Financial Review and Prospects, and elsewhere in this report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission (the SEC) or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

Forward-looking statements contained in this report include, but are not limited to, statements about our ability to:

●	Execute on our business strategy;

●	Attract, train and retain effective officers, key employees and directors;

●	Identify, evaluate and consummate strategic opportunities in ways that maximize stockholder value;

●	Anticipate and react to regulatory changes and uncertainty

●	Anticipate the impact of, and respond to applicable new accounting standards;

●	Respond to fluctuations in commodity prices and foreign currency exchange rates and political unrest and regulatory changes in international markets from various events;

●	Maintain our listing on the Nasdaq stock exchange; and/or Continue as a going concern.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.

The forward-looking statements contained in this report reflect our views and assumptions only as of the date this report is signed. Except as required by law, we assume no responsibility for updating any forward-looking statements.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable for annual reports on Form 20-F.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable for annual reports on Form 20-F.

ITEM 3. KEY INFORMATION

Implications of the Holding Foreign Companies Accountable Act (HFCAA)

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a non-inspection year under a process to be subsequently established by the SEC. In June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, a legislation entitled Consolidated Appropriations Act, 2023 (the Consolidated Appropriations Act) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuers securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the SOP) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the SOP Agreement), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditors control.

Neither ZK International nor any of its subsidiaries has been identified and we do not expect ZK International or any of its subsidiaries to be identified by the Commission under the HFCAA. Our current auditor, Fortune CPA, Inc., is headquartered in Orange, California, and is not subject to inspection by the PCAOB as of the date of this annual report. Our previous auditor, ZH CPA, LLC, is headquartered in Denver, Colorado, and is subject to inspection by the PCAOB on a regular basis. However, recent developments with respect to audits of China-based companies create uncertainty about the ability of Fortune CPA, Inc. or ZH CPA, LLC to fully cooperate with the PCAOBs request for audit workpapers without the approval of the Chinese authorities. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditors audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. If we cannot engage a new auditor within a reasonable time under reasonable terms, our ordinary shares may be delisted, and the price of our ordinary shares may significantly decrease or become worthless. See Item 3. Key Information - 3.D Risk Factors Risks Related to Our Ordinary Shares Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for two consecutive years. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Corporate Structure and the Risks Relating to Being a China-based Company

Below is a chart illustrating our current corporate structure:

ZK International is a British Virgin Islands incorporated holding company without any material operations. ZK International conducts business through its subsidiaries, primarily based in China. ZK International does not conduct business through variable interest entity structure. Our corporate structure involves unique risks to investors. For more details of risks related to our corporate structure, see Item 3. Key Information - 3.D Risk Factors Risks Related to Our Corporate Structure ZK International is a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our expenses or pay dividends to holders of our ordinary shares. on page 7 and PRC regulation of loans to and direct investment in PRC entities by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries. starting on page 7.

The PRC subsidiaries, Wenzhou Weijia, Wenzhou Zhengfeng, Zhejiang Zhengkang, Hongyun and Suona are subject to various legal and operational risks associated with being based in China and having a majority of operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company to conduct its business, accept foreign investments or be listed on a U.S. or other foreign exchange. The PRC government has initiated a series of regulatory actions and statements recently to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this annual report, we and our PRC subsidiaries have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction. However, since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on the ability of the PRC subsidiaries to conduct business, accept foreign investments, and list on an U.S. or other foreign exchange. These risks may result in a material change in the operations of the PRC subsidiaries, significant depreciation of the value of our ordinary shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. See Item 3. Key Information - 3.D Risk Factors Risks Related to Doing Business in China The Chinese government may intervene or influence the operations of the PRC subsidiaries at any time. Such risks may result in a material change in the operations of the PRC subsidiaries, significant depreciation of the value of our ordinary shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. on page 8, The Chinese government exerts substantial influence over the manner in which the PRC subsidiaries must conduct business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our holding company or subsidiaries were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which may cause the value of our ordinary shares to significantly decline or be worthless. on page 8, and The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required in connection with any future offering, and, if required, we cannot predict whether we will be able to meet such requirements. on page 9.

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

However, if we do not receive or maintain the permissions and approvals, or we inadvertently conclude that such permissions and approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain permission and approval in the future, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See Item 3. Key Information - 3.D Risk Factors Risks Related to Doing Business in China The Chinese government exerts substantial influence over the manner in which the PRC subsidiaries must conduct business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our holding company or subsidiaries were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which may cause the value of our ordinary shares to significantly decline or be worthless.

Our PRC subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied. The following table provides details on the licenses and permissions held by our PRC subsidiaries.

Company	License/Permission/Approval	Issuing Authority	Validity
Wenzhou Weijia	Business License	Wenzhou Municipal Administration for Market Regulation	Until June 16, 2035
Wenzhou Zhengfeng	Business License	Wenzhou Municipal Administration for Market Regulation	Long-term
Zhejiang Zhengkang	Business License	Wenzhou Municipal Administration for Market Regulation	Long-term
Zhejiang Zhengkang	the registration receipts of stationary pollution source discharge	Ministry of Ecology and Environment of the Peoples Republic of China	Until June 17, 2029
Hongyun	Business License	Wenzhou Municipal Administration for Market Regulation	Long-term
Suona	Business License	Wenzhou Municipal Administration for Market Regulation	Long-term

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, effective from March 31, 2023, which regulates both direct and indirect offering and listing of PRC domestic enterprises securities by adopting a filing-based regulatory regime, requiring PRC domestic companies seeking to directly or indirectly offer securities and list in oversea markets to file with the CSRC. If we are determined by CSRC that we need to complete the filing procedures for our future offshore offerings, or the CSRC, CAC or other regulatory agencies later promulgate and other new rules or explanations requiring us to complete filing procedures or obtain their approvals for our future offshore offerings, we may be unable to complete such filing procedures or obtain such approvals in a timely manner, or at all, and such filings or approvals may be rescinded even if completed or obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business. For more details, see Item 3. Key Information - 3.D Risk Factors Risks Related to Doing Business in China The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required in connection with any future offering, and, if required, we cannot predict whether we will be able to meet such requirement.

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

ZK Internationals BVI subsidiaries, xSigma Entertainment Limited, xSigma Collectible Limited and xSigma Corporation, may, according to the BVI Business Companies Act 2004 (as amended) but subject in each case to their respective memorandum and articles of association, make dividends and distribution to ZK International to the extent that immediately after the distribution, such Company’s assets do not exceed its liabilities and that such company is able to pay its debts as they fall due.

ZK Internationals Hong Kong subsidiary, ZK Pipe Industry Co., Ltd. may, according to the Companies Ordinance of Hong Kong, make a distribution out of profits available for distribution to ZK International.

ZK Internationals subsidiary established in the Republic of Uganda, ZK International Uganda Limited, may, according to the Companies Act of 2012, as amended, make a distribution out of profits to ZK International.

According to the Limited Liability Company Act of Delaware, ZKs indirect subsidiary established in Delaware, xSigma Trading LLC, may make a distribution to its parent company, xSigma Corporation to the extend, after giving effect to the distribution, all liabilities of xSigma Trading LLC, other than liabilities to xSigma Corporation on account of xSigma Corporations membership interests in xSigma Trading LLC, if any, do not exceed the fair value of the assets of xSigma Trading LLC.

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

5.	The incurrence of debt, specifically the instruments governing such debt, may restrict a subsidiarys ability to pay stockholder dividends or make other cash distributions.

The Company’s subsidiaries within China can transfer funds to each other when necessary through the way of current lending. The transfer of funds among companies are subject to the Provisions on Private Lending Cases, which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries ability to transfer cash between subsidiaries.

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

During the fiscal year ended September 30, 2025, 2024 and 2023 and until the date of this annual report, there has been no transfers, dividends, or distributions between ZK International, its subsidiaries, or to investors.

ZK Internationals subsidiaries have not distributed any earnings to ZK International. ZK International has not distributed any earnings to its shareholders. ZK International and its subsidiaries do not have any plan to distribute earnings or settle amounts owed in the foreseeable future. For the foreseeable future, ZK International and the subsidiaries intend to use the earnings for business operations. As a result, we do not expect to pay any cash dividends in the foreseeable future. Also, as of the date of this annual report, no cash generated from one subsidiary is used to fund another subsidiary’s operations and we do not anticipate any difficulties or limitations on our ability to transfer cash between subsidiaries. We have not installed any cash management policies that dictate the amount of such funding.

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

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

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

For a detailed description of risks related to enforceability of civil liabilities, please refer to Item 3. Key Information - 3.D. Risk Factors Since the operations of the PRC subsidiaries and substantially all of our assets are located in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers.

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

Summary of Risk Factors

Investing in our Company involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our Company. Below please find a summary of the risks and challenges we face organized under relevant headings. These risks are discussed more fully in the section titled Item 3. Key Information - 3.D. Risk Factors in this Annual Report.

Risks Related to Doing Business in China

●	Risks related to the Chinese governments exertion of substantial influence over the manner in which we must conduct our business activities. If our holding company or subsidiaries were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which may cause the value of our ordinary shares to significantly decline or be worthless.

●	Risks related to the Chinese governments intervene or influence on the operations of the PRC subsidiaries.

●	Risks related to the approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required in connection with any future offering, and, if required, we cannot predict whether we will be able to meet such requirements.

●	Risks related to becoming subject to recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, could harm our business operations, reputation and result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

●	Risks related to adverse change in political and economic policies of the PRC government

●	Risks related to the imposition of trade barriers and taxes that may reduce our ability to do business internationally, and the resulting loss of revenue could harm our profitability.

●	Risks related to our operations and assets in the PRC since shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers.

●	Risks related to our uncertainty with respect to the PRC legal system which could adversely affect us.

●	Risks related to the Chinese governmental control of currency conversion may affect the value of your investment.

●	Risks related to PRC subsidiaries ability to increase their registered capital or distribute profits to us

Risks Related to Our Corporate Structure

●	Risks related to our status as a holding company which makes us reliant on dividends paid by our subsidiaries for our cash needs.

●	Risks Related to Our Business and Industry

●	Risks relating to operating in a highly competitive industry.

●	Risks related to any decline in the availability or increase in the cost of raw materials.

●	Risks related to outstanding bank loans.

●	Risks related to our potential for weak liquidity.

●	Risks related to any supply chain disruption.

●	Risks related to our failure to protect our intellectual property rights, which could harm our business and competitive position.

Risks Related to Our Ordinary Shares

●	Risks that trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely our auditor and that as a result an exchange may determine to delist our securities.

●	Risks related to our ability to follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements as a foreign private issuer, which may result in less protection than afforded to investors under rules applicable to domestic U.S. issuers.

●	Risks related to shareholder inability to commence derivative actions, thereby depriving shareholders of the ability to protect their interests.

●	Risks related to the market price of the Company’s ordinary shares may continue to be volatile.

●	Risks related to the suspension of trading or delisting if we fail to comply with the continued listing requirements of Nasdaq.

Risks Related to Our Corporate Structure

ZK International is a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our expenses or pay dividends to holders of our ordinary shares.

We are a BVI holding company and conduct substantially all of our business through our subsidiaries in China. We may rely on dividends to be paid by our PRC subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict our PRC subsidiaries ability to pay dividends or make other distributions to us.

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

On June 10, 2021, the Standing Committee of the National Peoples Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National Peoples Congress voted and passed the Personal Information Protection Law of the Peoples Republic of China, or PRC Personal Information Protection Law, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which will take effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the Operators) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

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

We do not believe that we or any of our subsidiaries is deemed to be an Operator that are required to file for cybersecurity review, because (i) we do not collect or store personal information except for those of our employees and such number of PRC individuals are much less than one million and (ii) as of the date of this annual report, none of our subsidiaries have been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review or a CSRC review.

However, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries, their respective abilities to accept foreign investments and the continued listing of our ordinary shares on Nasdaq or other foreign exchanges. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If any of our subsidiaries is deemed to be an Operator, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to our subsidiaries, the business operation of our subsidiaries and the continued listing of our ordinary shares on Nasdaq could be subject to the CACs cybersecurity review in the future. If any of our subsidiaries become subject to the CAC review, we cannot assure you that our subsidiaries will be able to comply with the regulatory requirements in all respects and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, our subsidiaries may become subject to fines and other penalties which may have a material adverse effect on our business, operations and financial condition and may cause the value of our ordinary shares to significantly decline or be worthless.

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, effective on March 31, 2023, which regulates both direct and indirect offering and listing of PRC domestic enterprises securities by adopting a filing-based regulatory regime. Indirect listing of a PRC domestic enterprise refers to overseas offering and listing by a PRC domestic enterprise in the name of an overseas incorporated entity, whereas such enterprises major business operations are located domestically and such offering and listing is based on equity, assets, gains or other similar interests of such PRC domestic enterprise, and if an issuer meets all of the following criteria, any offering and listing conducted by such issuer will be deemed as an indirect offering and listing by PRC domestic enterprises: (i) 50% or more of the issuers operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic enterprises; (ii) the main parts of the issuers business activities are conducted in PRC, or its main places of business are located in PRC, or the senior managers in charge of its business operation and management are mostly PRC citizens or domiciled in PRC. And a PRC domestic enterprises that offer securities and list in overseas markets, either in direct or indirect means, shall fulfil the filing procedure with the CSRC and report relevant information. Initial public offerings or listings in overseas markets shall be filed within 3 business days after the relevant application is submitted, while subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed within 3 business days after the offering is completed. The Trial Measures also requires, either after the filing by the issuer and before the completion of offering and listing, or after the overseas offering and listing, subsequent report to the CSRC on material events, such as material change in principal business or change of control. No overseas offering and listing shall be made under any of the following circumstances: (1) where such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities; (3) where the PRC domestic enterprise intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years;(4) where the PRC domestic enterprise intending to make the securities offering and listing is suspected of committing crimes or major violation of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; and (5) where there are material ownership disputes over equity held by the PRC domestic enterprises controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller.

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

Our PRC subsidiaries books and records are prepared in accordance with China GAAP, not U.S. GAAP.

Substantially all of the business operations of ZK Internationals subsidiaries are located in the PRC. Although ZK Internationals reports are prepared in accordance with U.S. GAAP, our PRC subsidiaries books and records are prepared in accordance with China GAAP. Despite our efforts to improve the Company’s controls and procedures, our accounting personnel do not have sufficient knowledge, experience and training in maintaining our books and records in accordance with U.S. GAAP standards. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm the value of our shares.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over Chinas economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. These government involvements have been instrumental in Chinas significant growth in the past 30 years. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC governments current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC governments policies limits the growth of our industry or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

Labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated a new labor law, namely, the Labor Contract Law of the PRC, which became effective on January 1, 2008, which was further amended on December 28, 2012 (effective July 1, 2013). The Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employers decision to reduce its workforce. Further, it requires certain terminations be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations. The Labor Contract Law also mandates that employers provide social welfare packages to all employees, increasing our labor costs. To the extent competitors from outside China are not affected by such requirements, we could be at a comparative disadvantage.

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

Under the Enterprise Income Tax Law, we may be classified as a Resident Enterprise of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

China passed an Enterprise Income Tax Law (the EIT Law) and implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, an enterprise established outside of China with de facto management bodies within China is considered a resident enterprise, meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as substantial and overall management and control over the production and operations, personnel, accounting, and properties of the enterprise.

On April 22, 2009, the State Administration of Taxation of China issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the Notice, further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or group. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a non-domestically incorporated resident enterprise if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and stockholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management are often resident in China. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10% when paying dividends to its non-PRC stockholders. However, it remains unclear as to whether the Notice is applicable to an offshore enterprise controlled, but not necessarily owned, by a Chinese natural person. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that we are a resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Currently, we do not have any non-China source income, so this would minimal effect on us; however, if we develop non-China source income in the future, we could be adversely affected. Second, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would qualify as tax-exempt income. Finally, it is possible that future guidance issued with respect to the new resident enterprise classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC stockholders and with respect to gains derived by our non-PRC stockholders from transferring our shares.

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

We are subject to the U.S. Foreign Corrupt Practices Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants or distributors of ZK Internationals operating subsidiaries, because these parties are not always subject to our control. We are in process of implementing an anticorruption program, which prohibits the offering or giving of anything of value to foreign officials, directly or indirectly, for the purpose of obtaining or retaining business. The anticorruption program also requires that clauses mandating compliance with our policy be included in all contracts with foreign sales agents, sales consultants and distributors and that they certify their compliance with our policy annually. It further requires that all hospitality involving promotion of sales to foreign governments and government-owned or controlled entities be in accordance with specified guidelines. In the meantime, we believe to date we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law.

However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of ZK Internationals operating subsidiaries may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold ZK International or its subsidiaries liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

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

Recently, the General Office of the State Council and another PRC authority jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law (the Opinions), which was promulgated on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, the need to strengthen the supervision over overseas listings by PRC-based companies and the need to revise the special provisions of the State Council on overseas issuance and listing of shares by those companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of PRC-based companies, and cybersecurity, data security, privacy protection requirements and similar matters. If the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for any additional offering, we may be unable to obtain such approvals which could significantly limit or completely hinder our ability to raise additional capital.

Furthermore, the PRC government may strengthen oversight and control over offerings conducted overseas and/or foreign investment in issuers with substantial operations in China, like us. Such actions taken by the PRC government may intervene or influence our PRC subsidiaries operations at any time, which are beyond our control. Therefore, any such action may adversely affect our operations and significantly limit or hinder our ability to raise additional capital and cause the value of such securities to significantly decline or be worthless.

Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our PRC subsidiaries operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers with substantial operations in China could result in a material change in our operations or financial performance and/or could result in a material reduction in the value of our ordinary shares or hinder our ability to raise necessary capital.

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

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in Chinas political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we received from our future offerings into RMB for the operations of the PRC subsidiaries, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the Peoples Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

We reflect the impact of currency translation adjustments in our financial statements under the heading accumulated other comprehensive (loss)/income. For the years ended September 30, 2025, 2024, and 2023, we had adjustment (loss) gain of $(823,911), $861,280, and $(549,332), respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Residents Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

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

Our shareholders who are PRC residents have not completed their registration with the local SAFE branches. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

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

In the normal course of its business, ZK International and its subsidiaries, including in particular Zhejiang Zhengkang and Wenzhou Zhengfeng, may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due. Although Zhejiang Zhengkang is currently entitled to a preferential income tax rate of 15% as we have been certified as a high-tech enterprise by the local agency and our management believe that the we have paid all taxes to date, PRC taxing authorities may take the position that the we owe more taxes than we have paid based on transactions conducted by ZK International or ZK Pipe, which may be deemed a resident enterprise, thereby resulting in taxable liability for Zhejiang Zhengkang. (See Item 3. Key Information D. Risk Factors - Risks Related to Doing Business in China Under the Enterprise Income Tax Law, we may be classified as a Resident Enterprise of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.).

We recorded an income tax liability of $nil, $nil, and $669 for the fiscal years ended September 30, 2025, 2024, and 2023, respectively. It is possible that the tax liability of the Company for past taxes may be higher than those amounts. We believe that we have sufficient cash on hand to adequately meet any tax liability for the underpayment of income and business taxes. Additionally, we believe that we may be able to negotiate with local PRC taxing authorities a reduction to any amounts that such authorities may believe are due and a reduction to any interest or penalties thereon. We cannot guarantee whether we will be able to negotiate such a reduction. To the extent we can negotiate such amounts, national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes, interest and penalties in amounts greatly exceeding managements estimates.

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

Through distributors and wholesalers, most of our products are sold domestically to end users in the real estate or hospitality industries, including those in local municipalities, hotels or residential complexes. As such, we have relied on consumer spending to drive sales in our products. Over the last five years, there are signs that Chinas GDP growth rate has slowed. If Chinas economy continues to slow, or if customer spending for decreases, demand for our products may be negatively impacted, which would adversely affect sales of our products to infrastructural, real estate or hotel developers and results of our operations.

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

We had $18,392,331, $21,827,833, and $17,916,392 in outstanding bank loans as of September 30, 2025, 2024, and 2023. While the management believes that we will have sufficient cash to repay these loans, there can be no guarantee that we will be able to pay all amounts when due or refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

Weak liquidity may have material adverse effect on our results of operations.

Our operating activities provided $736,397 during the fiscal year ended September 30, 2025, and used $6,475,650, and $1,905,912 in net cash during the fiscal years ended September 30, 2024, and 2023, respectively. We cannot assure you that our operating activities will be able to provide net cash in the future. In addition, some of our accounts receivable have carried balance for more than 3 years. While we are actively collecting the remaining balance of these accounts receivable, we cannot assure you that we will be able to do so. If we continue experiencing an increase in accounts receivable without substantial collection of them, the weak liquidity could have a material adverse effect on our financial performance.

The loss of any of our key vendors could have a materially adverse effect on our results of operations.

We consider our major vendors in each period to be those vendors that accounted for more than 10% of overall purchases in such period. We had two vendors during the fiscal year ended September 30, 2025, who collectively accounted for 50% of total purchases. We had two vendors during the fiscal year ended September 30, 2024, which accounted for 51% of total purchases. We had two vendors during the fiscal year ended September 30, 2023, who collectively accounted for 52.21% of total purchases. We purchase raw materials on the market at prevailing market prices. We believe that we can locate replacement vendors readily on the market for prevailing prices and that we would not have significant difficulty replacing a given vendor, any difficulty in replacing such a vendor could adversely affect our Company’s performance to the extent it results in higher prices, slower supply chain and ultimately less desirable results of operations.

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

We are highly dependent on our senior management to manage our business and operations and our key research and development personnel for the development of new products and the enhancement of our existing products and technologies. In particular, we rely substantially on our Chairman of the Board Jiancong Huang, to manage the operations of the PRC subsidiaries.

While we provide the legally required personal insurance for the benefit of our employees, we do not maintain key man life insurance on any of our senior management or key personnel including our Chief Executive Officer, Mr. Ruihong Ma, and Chairman of the Board, Mr. Jiancong Huang. The loss of any one of them would have a material adverse effect on our business and operations. Competition for senior management and our other key personnel is intense and the pool of suitable candidates is limited. We may be unable to locate a suitable replacement for any senior management or key personnel that we lose. In addition, if any member of our senior management or key personnel joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our company. Although each of our senior management and key personnel has signed a confidentiality and non-competition agreement in connection with his employment with us, we cannot assure you that we will be able to successfully enforce these provisions in the event of a dispute between us and any member of our senior management or key personnel.

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

Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing third party intellectual property rights. If we sell our branded products internationally, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties proprietary rights. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our branded products in either China or other countries, including the United States and other countries in Asia. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

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

The report of our independent registered public accounting firm contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern.

Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.” As reflected in the consolidated financial statements, we have incurred net losses of $4,015,330, $2,783,566 and $61,290,390 for the years ended September 30, 2025, 2024 and 2023, respectively. We have accumulated deficits amounted to $54,433,757 as of September 30, 2025. Net cash provided by operating activities was $736,397 for the year ended September 30, 2025. These conditions raise substantial doubts about our ability to continue as a going concern.

In order to continue as a going concern, we will need to access further capital and develop our business to improve profitability. In order to strengthen our liquidity in the foreseeable future, we have negotiated with banks in advance for renewal and obtaining new banking facilities, taken various cost control measures to reduce costs of operations, and implemented various strategies to enhance sales and profitability. However, there can be no assurance that these plans and arrangements will be sufficient to fund our ongoing capital expenditure, working capital, and other requirements.

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

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrants annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, a legislation entitled Consolidated Appropriations Act, 2023 (the Consolidated Appropriations Act) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuers securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

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

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the SOP) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the SOP Agreement), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditors control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Neither ZK International nor any of its subsidiaries has been identified and we do not expect ZK International or any of its subsidiaries to be identified by the Commission under the HFCAA. Our current auditor, Fortune CPA, Inc., is headquartered in Orange, Californoia, and is not subject to inspection by the PCAOB as of the date of this annual report. Our previous auditor, ZH CPA, LLC, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditors compliance with the applicable professional standards. Our auditor is based in Denver Colorado and is subject to inspection by the PCAOB on a regular basis, with the latest inspection completed in January 2021.

However, recent developments with respect to audits of China-based companies create uncertainty about the ability of Fortune CPA, Inc. or ZH CPA, LLC to fully cooperate with the PCAOBs request for audit workpapers without the approval of the Chinese authorities. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditors audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SECs implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange. In addition, the above amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. If we cannot engage a new auditor within a reasonable time under reasonable terms, our ordinary shares may be delisted, and the price of our ordinary shares may significantly decrease or become worthless.

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our Ordinary Shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our stock price may be more volatile.

Our officers/directors have entered into an agreement to vote in concert, which provides control over majority of our Ordinary Shares and increases our influence on shareholder decisions.

ZK International was incorporated on May 13, 2015 under the laws BVI, with 100% of the founding shares held by Kai Chun Cheng. On the same date, Jiancong Huang, Mingjie Wang, Guolin Wang, Jiandi Wang and Yangming Wang entered into an agreement to vote in concert in ZK International with Mr. Huang appointed as proxy effective completion of transfer of the ordinary shares held by Mr. Cheng. Pursuant to the agreement, which has a term of 20 years from its effective date of May 13, 2015, if the parties are unable to reach a unanimous consent in relation to the matters requiring action in concert, a decision made by more than 50% of the voting rights of the parties will be deemed a decision unanimously passed by all parties and will be binding on all parties. On July 29, 2015, Mr. Cheng entered into equity interest transfer agreements with and transferred to these individuals 45%, 20%, 20%, 10% and 5%, respectively, of ZK Internationals equity interest on October 12, 2015. All of these individuals are officers or directors of ZK International and/or our operating entity Zhejiang Zhengkang. As of the date of this annual report, our officers and/or directors beneficially own approximately 24% of our outstanding shares. As a result, our officers and directors will possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders.

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

As a foreign private issuer, we are permitted to and did follow certain home country corporate governance practices instead of those otherwise required under the applicable rules of the Nasdaq Capital Market for domestic U.S. issuers, provided that we disclose the requirements we are not following and describe the home country practices we are following. We have elected to follow home country practice in British Virgin Islands in lieu of Nasdaq Capital Market Listing Rule 5600 with the exception of those rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3). See Item 16G. Corporate Governance. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may provide less protection to you than what is accorded to investors under the applicable rules of the Nasdaq Capital Market applicable to domestic U.S. issuers.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Ordinary Shares may decline.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, beginning with this annual report on Form 20-F, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly, and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an emerging growth company. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Ordinary Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional financial and management resources.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an emerging growth company. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

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

Under the law of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Business Companies Act (the BVI Act) dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the Company’s memorandum and articles of association. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the Company’s memorandum and articles of association.

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

The market for our ordinary share may have, when compared to seasoned issuers, significant price volatility and we expect that the price of our ordinary shares may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities to the Company and could divert our managements attention and resources.

The market price of the Company’s ordinary shares may continue to be volatile.

The trading price of our ordinary shares has been volatile and could continue to be subject to wide fluctuations in response to various factors, some of which are beyond our control. During the fiscal year ended September 30, 2025, our ordinary shares have traded at a low of $0.82 and a high of $6.3 irrespective of our operating performance and with no discernible announcements or developments by the company or third parties. We may incur rapid and substantial decreases in our stock price in the foreseeable future that are unrelated to our operating performance or prospects. The stock market in general and the market for companies such as us in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may experience losses on their investment in our ordinary shares. A decline in the market price of our ordinary shares also could adversely affect our ability to issue additional shares or other of our securities and our ability to obtain additional financing in the future. Factors affecting the trading price of the Company’s ordinary shares may include:

●	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

●	changes in the markets expectations about our operating results;

●	the success of competitors;

●	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

●	changes in financial estimates and recommendations by securities analysts concerning the Company or the lending market in general;

●	operating and stock price performance of other companies that investors deem comparable to the Company;

●	our ability to market new and enhanced services on a timely basis;

●	changes in laws and regulations affecting our business;

●	commencement of, or involvement in, litigation involving the Company;

●	the Company’s ability to access the capital markets as needed;

●	changes in the Company’s capital structure, such as future issuances of securities or the incurrence of additional debt;

●	the volume of our ordinary shares available for public sale;

●	any major change in our board or management;

●	sales of substantial amounts of ordinary shares by our directors, executive officers or significant shareholders or the perception that such sales could occur; and

●	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

A possible short squeeze due to a sudden increase in demand of our ordinary shares that largely exceeds supply may lead to additional price volatility.

Historically there has not been a large short position in our ordinary shares. However, in the future investors may purchase our ordinary shares to hedge existing exposure or to speculate on the price of our ordinary share. Speculation on the price of our ordinary shares may involve long and short exposures. To the extent an aggregate short exposure in our ordinary shares becomes significant, investors with short exposure may have to pay a premium to purchase shares for delivery to share lenders at times if and when the price of our ordinary shares increases significantly, particularly over a short period of time. Those purchases may in turn, dramatically increase the price of our ordinary shares. This is often referred to as a short squeeze. A short squeeze could lead to volatile price movements in our ordinary shares that are not directly correlated to our business prospects, financial performance or other traditional measures of value for the Company or its ordinary shares.

If we fail to comply with the continued listing requirements of Nasdaq, we face possible suspension of trading and delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us.

On February 15, 2024, the Company received a letter from the Listing Qualifications Staff of Nasdaq indicating that, based upon the closing bid price of the ordinary shares, the Company was not in compliance with the requirement to maintain a minimum bid price of $1.00 per share (the Minimum Bid Price Requirement) for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2). At that time, the Company was provided a compliance period of 180 calendar days, or until August 13, 2024, to regain compliance with the Minimum Bid Price Requirement, pursuant to Nasdaq Listing Rule 5810(c)(3)(A).

On August 14, 2024, the Company received a written notice from Nasdaq (the August 2024 Notice) stating that, although the Company had not regained compliance with the minimum bid price requirement by August 13, 2024, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company is eligible for an additional 180 calendar day period, or until February 10, 2025, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the closing bid price of the Company’s ordinary shares must meet or exceed $1.00 per share for a minimum of 10 consecutive business days during this 180-day period.

On January 14, 2025, the board of directors of the Company approved a reverse share split ratio of 1-for-7 (the “Reverse Share Split”). The Reverse Share Split was accomplished on January 31, 2025. There can be no assurance that the Company will be able to maintain compliance with the Minimum Bid Price Requirement or will otherwise be in compliance with other Nasdaq listing criteria.

Effective October 19, 2025, Hedong Xu resigned from our Board of Directors and Audit Committee. Prior to his resignation, Mr. Xu served as Chair of the Audit Committee, Chair of the Compensation Committee, and a member of the Nomination Committee, the Governance and Human Resource Committee and the Enterprise Risk Oversight Committee of the Company, and had been determined by the Board to be an “audit committee financial expert” in accordance with SEC rules and a “financially sophisticated audit committee member” under Nasdaq Listing Rule 5605(c)(2)(A). Following the resignation of Mr. Xu, none of the current members of the Audit Committee are a “financially sophisticated audit committee member” under Nasdaq Listing Rule 5605(c)(2)(A). The Board of Directors is actively working on identifying and appointing a qualified and capable new independent director who also meets the criteria of an “audit committee financial expert” and is a “financially sophisticated audit committee member” under Nasdaq Listing Rule 5605(c)(2)(A). There can be no assurances that we will identify or appoint such a director, or be able to maintain compliance with Nasdaq Listing Rule 5605(c)(2)(A) or, if we fall out of compliance, regain compliance with any deficiency, or if we implement an option that regains our compliance, maintain compliance thereafter.

If we fail to maintain compliance with Nasdaq’s listing rules, our ordinary shares could be subject to suspension and delisting. If the ordinary shares loses its listing on the Nasdaq Capital Market, the ordinary shares would likely trade in the over-the-counter market. If the ordinary shares were to trade on the over-the-counter market, selling the ordinary shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts coverage of us may be reduced. In addition, in the event the ordinary shares are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in the ordinary shares, further limiting the liquidity of such shares. A determination that the ordinary shares constitute a penny stock would require brokers trading in the ordinary shares to adhere to even more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the ordinary shares. These factors could result in lower prices and larger spreads in the bid and ask prices for the ordinary shares. Such delisting from the Nasdaq Capital Market and continued or further declines in the price of shares of the ordinary shares could also greatly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to stockholders caused by our issuing equity in financing or other transactions.

ITEM 4.INFORMATION ON THE COMPANY

4.A. History and development of the company

Wenzhou Weijia Pipeline Development Co., Ltd. (Wenzhou Weijia) was incorporated on June 17, 2015 under the laws of the Peoples Republic of China. A wholly-owned subsidiary of ZK Pipe and a wholly foreign-owned entity under the PRC laws, Wenzhous principal activities of Wenzhou Weijia including (i) technical research, (ii) technical service and sales of metal pipe and fittings, (iii) technical service and sales of light industry machinery and (iv) equipment imports and exports of goods and technology.

Wenzhou Zhengfeng Industry and Trade Co., Ltd. or formerly known as Wenzhou Zhengfeng Steel Strip Co., Ltd. (Wenzhou Zhengfeng) was incorporated on December 24, 1999 under the laws of the Peoples Republic of China. Wenzhou Zhengfengs registered and paid in capital is RMB 2,880,000. Through equity transfers, Wenzhou Zhengfeng is a wholly-owned subsidiary of Zhejiang Zhengkang and its principal activity is trading of steel strip that are mainly purchased from Zhejiang Zhengkang.

xSigma Corporation (xSigma Corporation) was incorporated on January 18, 2018 under the laws of the British Virgin Islands. Xsigma Corporation is 51% owned by ZK International. xSigma Corporation does not have any material operations as of the date of this annual report.

xSigma Collectibles Limited (xSigma Collectibles) was incorporated on July 6, 2021 under the laws of the British Virgin Islands. xSigma Collectibles is a wholly-owned subsidiary of ZK International. xSigma Collectibles does not have any material operations as of the date of this annual report.

xSigma Entertainment Limited (xSigma Entertainment) was incorporated on March 17, 2021 under the laws of the British Virgin Islands. xSigma Entertainment is a wholly-owned subsidiary of ZK International. xSigma Entertainment does not have any material operations as of the date of this annual report.

xSigma Trading, LLC (xSigma Trading, LLC) was formed on June 7, 2021 in Delaware company. xSigma Trading is a wholly-owned subsidiary of xSigma Corporation. xSigma Trading, LLC does not have any material operations as of the date of this annual report.

ZK International Uganda Limited (ZK Uganda) was incorporated on March 23, 2018 under the laws of the Republic of Uganda. ZK Uganda is 80% owned by ZK International, and is currently not engaging in any business but is actively bidding on governmental infrastructural projects in Uganda to seek expansion opportunities that would complement and diversify the current business operations of the Company.

ZK Pipe Industry Co., Ltd. (ZK Pipe) was incorporated on May 28, 2015 under the law of Hong Kong SAR. ZK Pipe is 40% owned by ZK International and 60% owned by Kai Chun Cheng initially. On August 5, 2015, Mr. Cheng transferred all of his equity in ZK Pipe to ZK International, making ZK Pipe a wholly-owned subsidiary of ZK International. The registered principal activities of ZK Pipe including technical research of metal pipe and fittings, metal take-up valve plumbing and water purifying plant, as well as importing and exporting of goods.

Zhejiang Zhengkang Industrial Co., Ltd., or formerly known as Wenzhou Yafei Valve Manufacturing Co. Ltd (Zhejiang Zhengkang) was incorporated on December 4, 2001 under the laws of the Peoples Republic of China. Zhejiang Zhengkangs registered and paid in capital is RMB 20,000,000. Through equity transfers, Wenzhou Weijia holds 99% of the equity interest of Zhejiang Zhengkang, with the remaining 1% held by our Chairman, Jiancong Huang. The principal activities of Zhejiang Zhengkang include (i) manufacturing and sales of stainless steel band, copper strip, welded stainless steel pipes and fittings, pipe fittings, valve, light industry machinery and equipment and other stainless steel products and (ii) imports and exports of goods and technology.

Hongyun (Wenzhou) Global Trading Limited. (Hongyun) was incorporated on November 15, 2021 in Wenzhou under the laws of the Peoples Republic of China. The principal activities of Hongyun is trading of nickel materials.

Wenzhou Suona Piping Limited. (Suona) was incorporated on October 29, 2021 in Wenzhou under the laws of the Peoples Republic of China and is a 99% owned subsidiary of Wenzhou Weijia. The principal activities of Suona is trading of nickel materials.

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

We specialize in designing and producing pipes and fittings such as double-press thin-walled stainless steel tubes and fittings, carbon steel tubes and fittings and single-press tubes and fittings. Focused on the innovation and expansion of our products to meet the specific needs of our clients, we believe that we are a leading manufacturer and engineer of high-performance stainless steel pipes. Our products offer a comprehensive suite of superior solutions for use in the construction and infrastructure industries. Our innovative products are used in a broad range of applications, including water and gas transmission within urban infrastructural development, residential housing development, food and beverage production, oil and gas exploitation, and agricultural irrigation. Since Zhejiang Zhengkangs founding in 2001, we have developed an array of patented pipe and fitting products that have been marketed and distributed both domestically and internationally.

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

Safety, quality and productivity are three pillars of the operations of the PRC subsidiaries and the hallmarks of our success. In the past year, we experienced another year of outstanding safety performance while continuing to improve safety standard for our workforce. We also plan to transform our value proposition from strictly being a product supplier to a solution provider, aiming to deliver both high-quality products and complete engineering solutions to our clients. We have compiled a team of engineers and pipe network designers who will work closely with the manufacturing team to respond to clients special construction demands, create rapid prototypes of our solutions, and enhance the utility of our products based on clients feedback. This work flow could also significantly improve the efficiency and performance of our engineers.

Settlement with CG Malta Holding Limited

xSigma Entertainment holds 15.73% ownership of CG Malta Holding Limited (CG Malta). On November 27, 2023, the Company and xSigma Entertainment entered into a settlement agreement with CG Malta, the shareholder who holds the remainder ownership of CG Malta (the CG Malta Shareholder), a subsidiary of CG Malta (CG Malta Subsidiary), and a third party (collectively, the Parties). Pursuant to the settlement agreement, the Parties agreed to release, acquit and discharge any and all actions, claims, rights, demands, and set-offs arising out of or connected with (i) a written shareholders agreement entered into by and among CG Malta, the CG Malta Shareholder and xSigma Entertainment in or about March 2021 for the purposes of, inter alia, regulating the CG Malta Shareholder and xSigma Entertainments relationship as shareholders of CG Malta, (ii) a written subscription for shares agreement entered into by and among CG Malta, the CG Malta Shareholder and xSigma Entertainment on or about April 4, 2021, pursuant to which, xSigma Entertainment agreed to subscribe for, and CG Malta agreed to issue and allot to xSigma Entertainment, additional shares in CG Malta on the terms and subject to the conditions contained therein; (iii) a dispute between the end of 2022 and beginning of 2023 between CG Malta, the CG Malta Shareholder, xSigma Entertainment and the Company relating to the financial position of CG Malta in connection with the dissolution and consequential winding-up of CG Malta (the Dispute); (iv) the underlying facts relating to the Dispute; (v) any other agreement between or act by the Parties or any of them; and (vi) any other matter arising out of or connected with the relationship between the Parties (collectively, the Settlements). In exchange for the Settlements, CG Malta Subsidiary transferred and assigned certain software to xSigma Entertainment on November 27, 2023 and the CG Malta Shareholder secured an independent third party investor to invest US$5 million into the Company at preferential terms.

Private Placements and Securities Purchase Agreement

On November 27, 2023, the Company entered into a securities purchase agreement with an investor, pursuant to which the investor agreed to purchase and the Company agreed to issue and sell US$5 million of ordinary shares of the Company (the “Private Placement”). The Private Placement was completed in three subscriptions with the initial subscription in the amount of US$1.5 million (the “Initial Subscription Amount”) to be paid within three business days from the date of the securities purchase agreement (the “Initial Subscription Date”), the second subscription in the amount of not less than US$2 million and up to $3.5 million (the “Second Subscription Amount”) to be paid on or before the 60th day from the Initial Subscription Date (the “Second Subscription Date”), and the third subscription in the amount equal to $5,000,000 minus the aggregate amount of the Initial Subscription Amount and Second Subscription Amount (the “Third Subscription Amount”) to be paid on or before the 60th day from the Second Subscription Date (the “Third Subscription Date”). The Company agreed to issue, upon receiving the Initial Subscription Amount, the Second Subscription Amount and the Third Subscription Date, such number of ordinary shares that equal the sum of (i) the Initial Subscription Amount divided by $1.70, which is 185% of the higher of (x) the closing bid price as of the trading day immediately prior to the date of the securities purchase agreement (the “Initial Bid Price”) and (y) the average closing bid price during the five trading days immediately prior to the date of the securities purchase agreement, (ii) the Second Subscription Amount divided by 175% of the higher of (x) the Initial Bid Price, (y) the closing bid price as of the trading day immediately prior to the Second Subscription Date, and (z) the average closing bid price during the five trading days immediately prior to the Second Subscription Date, and (iii) the Third Subscription Amount divided by 165% of the higher of (x) the Initial Bid Price, (y) the closing bid price as of the trading day immediately prior to the Third Closing Date, and (z) the average closing bid price during the five trading days immediately prior to the Third Subscription Date. The Private Placement was exempted from the registration requirements of the Securities Act under Regulation S.

The Private Placement was facilitated by Univest Securities, LLC. Univest Securities, LLC received a commission in the amount of US$150,000.

On April 29, 2024, the Company issued 3,154,885 ordinary shares and closed the Private Placement upon receipt of the full subscription amount of the Private Placement.

On October 20, 2025, the Company entered into a securities purchase agreement with certain Non-U.S. investors pursuant to which the Company agreed to sell to the purchasers an aggregate of 10,010,000 ordinary shares, no par value per share, of the Company at a price of $2.09 per share. The Company and the purchasers each made customary representations, warranties, and covenants in the a purchase agreement. The transaction closed on November 14, 2025 where the Company issued an aggregate of 10,010,000 Ordinary Shares for an aggregate consideration of $20,920,900.

Securities Purchase Agreement

On July 12, 2024, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Recruiter.Com Group, Inc. (NASDAQ: RCRT) (the Target), pursuant to which the Company agreed to purchase 2,000,000 shares of common stock of the Target at a price of US$1.00 per share (the “Investment”). The Company has an option to purchase additional 2,000,000 shares at $1.00 per share.

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

Reverse Share Split

On January 14, 2025, the board of directors of the Company approved a reverse share split ratio of 1-for-7. The Reverse Share Split was accomplished on January 31, 2025. There can be no assurance that the Company will be able to maintain compliance with the Nasdaq Capital Markets continued listing requirements. If we fail to maintain compliance with Nasdaq’s listing rules, our ordinary shares could be subject to suspension and delisting. If the ordinary shares loses its listing on the Nasdaq Capital Market, the ordinary shares would likely trade in the over-the-counter market. See Item 3. Key Information - 3.D Risk Factors Risks Related to Our Ordinary Shares If we fail to comply with the continued listing requirements of Nasdaq, we face possible suspension of trading and delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us.

2025 Equity Incentive Plan

On August 20, 2025, the Company adopted a 2025 equity incentive plan (the “2025 Equity Incentive Plan”) to motivate, attract and retain directors, consultants or key employees to exert their best efforts on behalf of the Company and link their personal interests to those of the Company’s shareholders. The 2025 Equity Incentive Plan has a maximum number of 650,000 ordinary shares of the Company available for issuance pursuant to all awards under the 2025 Equity Incentive Plan.

On October 21, 2025, the Company issued an aggregate of 650,000 ordinary shares, with no par value per share, of the Company, pursuant to the Company’s 2025 Equity Incentive Plan, of which, 63,000 Shares were issued to Di Chen, our Secretary, and 587,000 Shares were issued to certain other employees, as compensation for their continued service in the Company.  The 587,000 Shares issued to such other employees were issued pursuant to a Company’s registration statement on Form S-8 (File No. 333-289802) filed with the U.S. Securities and Exchange Commission on August 22, 2025.

Stock-based Compensation

On April 15, 2025, the Company issued 400,000 shares pursuant to a business consulting agreement the Company entered into. The fair value of the shares issued had an estimated fair value of $358,360 which is measured based on their fair market value on the date of grant. On May 06, 2025, the Company issued 500,000 shares pursuant to a investor relations agreement the Company entered into. The fair value of the shares issued had an estimated fair value of $530,000 which is measured based on their fair market value on the date of grant. On May 06, 2025, the Company issued 500,000 shares pursuant to a investor relations agreement the Company entered into. The fair value of the shares issued had an estimated fair of $530,000 which is measured based on their fair market value on the date of grant. On September 08, 2025, the Company issued 300,000 shares pursuant to a business development agreement the Company entered into. The fair value of the shares issued had an estimated fair value of $558,000 which is measured based on their fair market value on the date of grant.

Change of Directors and Officers

Effective October 3, 2025, Mr. Jiancong Huang resigned as Chief Executive Officer of the Company. Mr. Huang continues to serve as Chairman of the Board of Directors. Effective October 3, 2025, Mr. Guolin Wang and Mr. Lie Cao resigned as directors of the Company. Effective October 3, 2025, the Board of Directors appointed Mr. Ruihong Ma and Ms. Yannan Chuai as directors of the Company and Mr. Ma was also appointed Chief Executive Officer of the Company effective the same date.

Effective October 19, 2025, Mr. Hedong Xu and Ms. Linge Zhou resigned as directors of the Company. Effective October 20, 2025, the Board appointed Mr. Tiesheng Zhang and Mr. Ran An as the directors of the Company.

Our Products and Services

We currently operate one reportable segment: a manufacturing segment primarily engaged in the design, manufacture and sale of stainless steel pipes, fittings, and related products used in a variety of industries. We previously operated a technology segment consisting of distributed finance and blockchain-related digital assets initiatives and other emerging businesses.

Manufacturing Segment - Stainless Steel Pipe

Our products focus primarily on the drinking water and gas transmission industries, while a minor portion of revenue is generated from the pharmaceutical, medical, food and beverage industries. Produced from different stages of our production line, our steel products can be broken down and sold as the following parts and components:

●	Steel Strip: We manufacture carbon steel and stainless steel strip for sale to traditional manufacturers who are not in the pipe and fitting industry and for our own internal use in the production of our pipes and fittings. Our ability to produce steel strip in-house allows us to ensure the quality and consistency of our pipe and fitting products.

●	Steel Pipe: Our carbon steel and stainless steel pipes are primarily used in water and gas transmission systems. Carbon steel pipes are generally stronger than stainless steel, and therefore are typically used in applications that require high-pressure resistance, such as gas transmission and fire hydrants. Stainless steel pipes, in contrast, are more corrosion resistant and are commonly applied in cases that require clean transmission, such as drinking water and pharmaceutical liquid transmission.

●	Light Gauge Stainless Steel Pipe (LGSSP): We have production lines specifically designed to produce LGSSP, which have 40% thinner walls than regular stainless steel pipes. The reduction in the thickness of the pipe wall leads to a reduced manufacturing cost and weight and enhances installation flexibility due to its smaller size. LGSSP is an affordable option for household plumbing systems that require easy installation.

●	Pipe Connections and Fittings: We manufacture high-quality pipe connections and fittings that are used to connect pipes. Pipe fittings have wide applications for any piping and plumbing systems in both industrial and commercial applications. Fittings allow pipes to be joined or installed in the appropriate place and terminated or closed where necessary. We produce fittings in various shapes and sizes, with more than 10,000 different specifications. As most leakages are caused by misalignment or improper manufacture of connections and fittings, pipe connections and fittings, being the most crucial components of any piping system, require extremely precise production procedures. Depending on the purposes served, our pipe fittings can be categorized as follows:

●	Pipe fittings to extend or terminate pipe runs: couplings, adapters, unions, caps and plugs pipe.

●	Fittings to change a pipes direction: elbows, three-way fittings

●	Pipe fittings to connect two or more pipes: tees, cross, side-inlet elbows, wyes

●	Pipe fittings to change pipe size: reducers, bushings, couplings

●	Pipe fitting tools: pipe fasteners

●	Pipe flanges

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

Technology Segment - xSigma DeFi Project and xSigma Trading (disposed)

In 2021, xSigma Corporation launched a decentralized finance (DeFi) protocol, a stablecoin exchange platform built on smart contract, and xSigma Trading, which includes trading platforms for CFD trading and crypto, crypto options and crypto derivatives trading.

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

During the fiscal year 2023, the Company evaluated the recoverability of the above-mentioned platforms, including Defi Exchange, xSigma Trading, and MaximNFT pursuant to ASC 360-10-35-21 and concluded that the carrying value of the three platforms may not be recoverable as it projects that the platform is likely to have continuing losses and its more likely than not this platform will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The Company wrote off the carrying value of the platform and recorded a loss of $10,346,769.

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

Strategic Partners. Ther are many water and gas transmission companies in China, and it would be very time-consuming if we negotiate with each of them one by one on the terms of our order contract. To better market our products to these utility companies, we have invited some of them to conduct on-site visit to check our production facility, quality control protocols, production capability, and research and development capacity to demonstrate our value as a supplier compared to other competitors on the market. Once approved by these utility companies internal assessment teams, we will be pre-approved as their qualified supplier, which would exempt our company form their production inspection process when they place orders. We have been pre-approved as qualified supplier many companies. These companies present us with potential long term opportunities for large scale project, which would require a large volume of piping products over multiple years. In addition, we would be able to advantage of their business network. We currently do not directly supply to some of our partners and instead we rely on local distributors and wholesalers to deal with specific projects due to the complex of each project. However, to provide goodwill and value-add to our customers in addition to our quality products, we prioritize the production of their orders and plan to offer them with engineering advisory and post-sales maintenance services in the future. We also have staffed experienced engineers available to resolve any installation or maintenance issues that these end users may encounter.

Customers and Suppliers

Customers

For carbon and stainless steel pipe products, we principally target our marketing efforts toward those clients in the water and gas supply industries which require high quality specialty steel pipes and fittings with precise just-in-time delivery as most of our clients do not carry inventory, technical consultancy or post-sale support. Our enhanced product quality and delivery capabilities, as well as our emphasis on customer oriented technical support and product planning, are critical factors in our ability to serve this segment of the market. In the near future, as we begin to transform our business to both a product supplier and a solution provider, we expect that customers will enjoy using our products and working with engineers since our integrated approach is expected to help our customers reduce planning, installation and maintenance costs.

We find that primarily sold through distributors, our products are mostly embraced by two categories of end users: those within the water transmission industry and those within the gas transmission. Our clients scatter in diverse industries including, but not limited to, water treatment, real estate development, hospitality, hospital, gas supply, and school. We consider our major customers in each period to be those customers that accounted for more than 10% of overall revenues in such period. We had no major customer during the fiscal years ended September 30, 2025, 2024, and 2023.

Suppliers

We consider our major vendors in each period to be those vendors that accounted for more than 10% of overall purchases in such period. We had two vendors during the fiscal year ended September 30, 2025, who collectively accounted for 50% of total purchases. We had two vendors during the fiscal year ended September 30, 2024, who collectively accounted for 51% of total purchases. We had two vendors during the fiscal year ended September 30, 2023, who collectively accounted for 52.21% of total purchases. We purchase from a variety of suppliers and believe these raw materials are widely available. If we were unable to purchase from our primary suppliers, we do not expect we would face difficulties in locating another supplier at substantially the same price. We have secure and efficient access to all the raw materials necessary for the production of our products. We believe our relationships with the suppliers of these raw materials are strong. While the prices of such raw materials may vary greatly from time to time, we believe we could hedge such risk by adjusting our price or absorb the higher cost at times if necessary. See Item 3. Key Information - 3.D Risk Factors Risks Related to Our Business and Industry The loss of any of our key vendors could have a materially adverse effect on our results of operations.

Seasonality

We have in the past experienced, and expect in the future to continue to experience, limited seasonal fluctuations in our revenues and sales as a result of the holiday season, weather and customers buying patterns. We recorded relatively lower revenue during Lunar New Year (normally in January or February) owing to fewer business activities in Mainland China. Besides, revenue in the summer months is relatively lower than in other periods throughout the year, as purchase orders and production level fell due to high temperature.

Raw Material Sourcing

We use various commercially available raw materials and components in our business, including carbon steel and stainless steel, which are key inputs in our manufacturing process. Our raw materials are sourced from multiple vendors and are not considered precious metals. Despite a volatile steel market and increased pricing pressure on stainless steel direct materials, we have employed strategic inventory purchases and negotiated fixed-price supply contracts to help mitigate the impact to our product cost and improve financial planning. See Item 3. Key Information - 3.D Risk Factors Risks Related to Our Business and Industry Any decline in the availability or increase in the cost of raw materials could materially affect our earnings and Our business could be materially harmed by the ongoing coronavirus (COVID-19) pandemic.

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

The Research and Development team consists of dedicated researchers and analysts focusing on mechanical design, mechatronics, CAD design, mold design and welding. Quality control is an important aspect of the teams work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value for the Company.

Our Intellectual Property

Patent

We rely on our technology patents to protect our domestic business interests and ensure our competitive position in our industry. The issued patents we hold are as follows:

No.	Patent Name	Owner	Category	Patent Code.	Authorization Date
1.	Metal Pipe Cutting Device with Automatic Feeding Function	Zhejiang Zhengkang	Invention Patent	ZL202410211482.9	02/14/2025
2.	Snap-Type Pipe Connector	Zhejiang Zhengkang	Invention Patent	ZL200810107992.2	08/31/2011
3.	Automatic Head Machine for Elbow Fittings	Zhejiang Zhengkang	Invention Patent	ZL200910097809.X	09/08/2010
4.	Multi-Station Semi-Automatic Forming Machine	Zhejiang Zhengkang	Invention Patent	ZL201310251507.X	08/26/2015
5.	Fully Automatic Steel Pipe Leak Detection Machine	Zhejiang Zhengkang	Invention Patent	ZL20141 0018933.3	03/02/2016
6.	Automatic Stainless Steel Pipe Cutting Machine	Zhejiang Zhengkang	Invention Patent	ZL202010026329N0	10/27/2020
7.	Slant Tooth Pipe Material Transport and Separation Mechanism	Zhejiang Zhengkang	Invention Patent	ZL202011260214.4	08/09/2022
8.	Pipe Fitting Seal Ring Assembly Machine	Zhejiang Zhengkang	Invention Patent	ZL201910426996.5	06/11/2024
9.	Seal Ring Material Removal Device	Zhejiang Zhengkang	Invention Patent	ZL201910427494.4	08/09/2024
10.	Circular Hole Processing Device	Zhejiang Zhengkang	Invention Patent	ZL202110911010.0	02/28/2025
11.	Non-Standard Pipe Cutting and Hole Opening Device	Zhejiang Zhengkang	Invention Patent	ZL202411448101.5	04/08/2025
12.	Manifold Punching and Flanging Processing Equipment	Zhejiang Zhengkang	Invention Patent	ZL202511455040.X	12/23/2025
13.	Retention-Proof Domestic Water Pipeline Structure	Zhejiang Zhengkang	Utility Model Patent	ZL202421613759.2	05/16/2025
14.	Electrochemical Corrosion Test Device for Metal Pipelines Under Stray Current	Zhejiang Zhengkang	Utility Model Patent	ZL202421680521.1	06/24/2025
15.	Diameter Expansion and Deformation Device for Metal Pipe Fittings	Zhejiang Zhengkang	Utility Model Patent	ZL202421849283.2	07/04/2025
16.	Full Bore Ball Valve	Zhejiang Zhengkang	Utility Model Patent	ZL202421920807.2	06/13/2025
17.	Double Press-Fit Type Tee Flanging Device	Zhejiang Zhengkang	Utility Model Patent	ZL202422414208.X	10/28/2025
18.	Pipe Fitting with Warning Device Crimped Connector	Zhejiang Zhengkang	Utility Model Patent	ZL201621486126.5	08/18/2017
19.	Scissor-Type Crimping Pipe Fitting Electric Crimping Device	Zhejiang Zhengkang	Utility Model Patent	ZL201821344500.7	04/12/2019
20.	Three-Blade Crimping Pipe Fitting Electric Crimping Device	Zhejiang Zhengkang	Utility Model Patent	ZL201821344486.0	04/23/2019
21.	Pipe Fitting Sealing Ring Assembly Machine	Zhejiang Zhengkang	Utility Model Patent	ZL 201920736197.3	02/21/2020
22.	Seal Ring Material Handling Assembly Mechanism	Zhejiang Zhengkang	Utility Model Patent	ZL201920743423.0	05/22/2019
23.	High-Low Pressure Water and Gas Test Bench for Press-Fit Pipe Fittings	Zhejiang Zhengkang	Utility Model Patent	ZL202422414299.7	08/15/2025
24.	Mechanical Arm for Pipe Fitting Clamping	Zhejiang Zhengkang	Utility Model Patent	ZL201920736136.7	05/22/2019
25.	Pipe Fitting Air Tightness Testing Machine	Zhejiang Zhengkang	Utility Model Patent	ZL201921058423.3	07/08/2019
26.	Multi-Function Go/No-Go Gauge	Zhejiang Zhengkang	Utility Model Patent	ZL201921166274.2	07/23/2019
27.	Pipe Fitting Connection Structure	Zhejiang Zhengkang	Utility Model Patent	ZL201921232714.X	08/01/2019
28.	Pipe Fitting Connection Structure	Zhejiang Zhengkang	Utility Model Patent	ZL202120323924.0	02/04/2021
29.	Pipe Fitting Processing Equipment	Zhejiang Zhengkang	Utility Model Patent	ZL202120349468.7	02/04/2021
30.	Hydraulic Forming Device	Zhejiang Zhengkang	Utility Model Patent	ZL202120323586.0	02/04/2021
31.	Angle Seat Valve	Zhejiang Zhengkang	Utility Model Patent	ZL202120323531.X	02/04/2021
32.	Pipe Surface Water Removal Device for Pipe Processing	Zhejiang Zhengkang	Utility Model Patent	ZL202320062496.X	01/10/2023
33.	Ultrasonic Cleaning Device for Pipe Fittings	Zhejiang Zhengkang	Utility Model Patent	ZL202320876626.0	04/19/2023
34.	Multi-Function Pipe Marking Device for Multiple Specifications	Zhejiang Zhengkang	Utility Model Patent	ZL202323120991.0	11/20/2023
35.	Multi-Purpose Non-Standard Pipe Laser Cutting Machine	Zhejiang Zhengkang	Utility Model Patent	ZL202323145311.0	11/22/2023
36.	Stable Clamping Laser Head Positioning Machine	Zhejiang Zhengkang	Utility Model Patent	ZL202323173858.1	11/24/2023
37.	Fast Material Feed Self-Centering Pipe Fitting Cutting Spindle Device	Zhejiang Zhengkang	Utility Model Patent	ZL202323190563.5	11/27/2023
38.	Angle Seat Valve	Zhejiang Zhengkang	Design Patent	ZL202130132666.3	03/12/2021

Description of Chinese Patent Categories:

Invention patents

As in Europe, this type of patent is granted for new technical solutions or improvements to a product or a process with practical applicability.

Utility patents

Granted for new technical solutions or improvement with a lower degree of inventiveness than Invention patents, i.e., products with a new shape or structural physical features. Utility Models are also sometimes called Utility Patents or Petty Patents in other countries.

Design patents

Granted for innovations in the external features of a product, encompassing any of the following features: Shape; Pattern; Shape and Pattern; Shape and Color; Shape, Pattern and Color. Innovations must also be fit for industrial application (i.e., specifically usable by industry, producible in batches, etc.).

Trademarks

In addition, we have the right to use the following trademark registrations issued in the PRC, all of which are held by the Zhejiang Zhengkang:

No.	Registrant	Trademark	Category	Certificate Code	Valid Through	Application Area
1	Zhejiang Zhengkang		6	4482840	2008.2.14- 2028.2.13	Metal Sheet and Plate, Metal Door Panel, Metal Binding Strap, Metal Flange, Metal Signboard, Metal Electrode

2	Zhejiang Zhengkang		6	5584098	2009.6.28- 2029.6.27	Metal Sheet and Plate, Metal Pipe, Metal Partition Board, Metal Door, Metal Lock, Metal Band Hoop, Metal Screws, Metal Signboard, Metal Flange, Metal Electrode

3	Zhejiang Zhengkang		6	5584100	2009.10.21- 2029.10.20	Metal Sheet and Plate, Metal Partition Board, Metal Binding Strap, Metal Screws, Metal Signboard, Metal Stretcher, Metal Electrode

4	Zhejiang Zhengkang		11	5584101	2009.8.14- 2029.8.13	Faucet, Pipe Tap, Water Distribution Equipment, Pipeline of Medical Equipment, Plumbing Pipe and Fitting, Water Drainage Equipment, Mixer Tap, Running Water Coordination Equipment

5	Zhejiang Zhengkang		6	5646751	2009.7.14- 2029.7.13	Metal Pipe, Steel Bar, Metal Signboard, Railway Metal Material, Metal Clip (for cable or pipe), Metal Mold, Metal Electrode, Iron Ores, Bronze Artwork, Metal Mooring Bollards

6	Zhejiang Zhengkang		41	7034175	2010.10.14- 2030.10.13	School (Education), Training, Meeting Arrangement, Book Publication, Club Service (Entertainment or Education), TV Program Production, Lottery

7	Zhejiang Zhengkang		39	7034176	2010.10.14- 2030.10.13	Transportation, Marine Transportation, Truck Transportation, Air Transportation, Car Rental, Storage, Express Delivery, Travelling Agency, Pipe Transportation

8	Zhejiang Zhengkang		28	7034178	2010.12.28- 2030.12.27	Christmas Tree with Synthetic Material, Fishing Tackle, Fishing Pole, Swimming Pool

9	Zhejiang Zhengkang		20	7034179	2010.10.28- 2030.10.27	Plastic Elbow Pipe, Glass Mirror, Non-metal Plate, Drinking Straw, Non-metal Furniture Component, Non-metal Door Component

10	Zhejiang Zhengkang	11	34035737	2019.11.14- 2029.11.13	Faucet, Pipe Tap, Water Distribution Equipment, Pipeline of Medical Equipment, Plumbing Pipe and Fitting, Water Drainage Equipment, Mixer Tap, Running Water Coordination Equipment

11	Zhejiang Zhengkang	17	7034181	2010.11.14- 2030.11.13	Synthetic Rubber, Synthetic Resin, Asbestos Sole, Electro Insulating Material, Package Rubber Bag, Firehose, Latex, Plexiglass

12	Zhejiang Zhengkang	12	7034182	2010.6.14- 2030.6.13	Railway Carriage Couplings, Air Pump, Small-size Vehicle, Bicycle, Aerial Conveyer, Luggage Carrier, Sleigh Car, Vehicle Tire, Ferry

13	Zhejiang Zhengkang	8	7034183	2010.10.7- 2030.10.6	Abrasive Tool, Garden Tool, Fish Spear, Shaver, Drills, Threader, Sculpting Tool, Scissor, Tableware

14	Zhejiang Zhengkang	42	7086004	2011.2.21- 2031.2.20	Land Vehicle, Meteorological Info, Vehicle Performance Inspection, Package Design, Interior Design

15	Zhejiang Zhengkang	7	7086005	2010.7.14- 2030.7.13	Vehicle Engine Radiator Tube, Machine Tool, Steam Elbow Pipe, Die-casting Mold, Sewing Machine, Leather-working Machine, Agricultural Machinery

16	Zhejiang Zhengkang	45	7086006	2010.8.7- 2030.8.6	Security Surveillance, Security Consulting, Dress Rental, Lock Pick, Firefighting, Intellectual Property Consulting, IP License, Software License

17	Zhejiang Zhengkang	36	7086007	2010.9.7- 2030.9.6	Life Insurance, Insurance Consulting, Financial Loan, Security Trade Information, Artwork Appraisal, Guarantee, Charitable Fund Raising, Pawn Brokerage, Credit Card Service

18	Zhejiang Zhengkang	6	7089246	2010.7.7- 2030.7.6	Metal Sheet and Plate, Metal Water Pipe, Metal Door Panel, Metal Valve, Metal Lock, Metal Band Hoop, Metal Screws, Metal Signboard, Metal Flange, Metal Pipe

19	Zhejiang Zhengkang	6	7154484	2010.7.21- 2030.7.20	Metal Sheet and Plate, Metal Water pipe, Metal Door Panel, Metal Valve, Metal Lock, Metal Band Hoop, Metal Screws, Metal Signboard, Metal Flange, Metal Pipe

20	Zhejiang Zhengkang	6	7287954	2010.12.21- 2030.12.20	Metal Sheet and Plate, Metal Water pipe, Metal Door Panel, Metal Lock, Metal Band Hoop, Metal Screws, Metal Signboard, Metal Flange, Metal Pipe

21	Zhejiang Zhengkang	1	13711670	2015.6.21- 2035.6.20	Industrial Graphite, Oxidation Shaft, Photographic Paper, Fire Extinguishing Composition, Flux, Metal Return Agent

22	Zhejiang Zhengkang	21	13716104	2015.8.21- 2035.8.20	Toothbrush, Cosmetics, Water Tank (Indoor Aquarium), Trapping Insects

23	Zhejiang Zhengkang		26	13712073	2015.8.21- 2035.8.20	Wigs, Needles, Garment Pads, Repaired Textiles with Heat-Bonded Patches, Linen Markers with Numbers

24	Zhejiang Zhengkang		40	13716264	2015.4.7- 2035.4.6	Metal Plating, Wood Making, Optical Lens Grinding, Firing Pottery

25	Zhejiang Zhengkang		5	13711759	2015.7.21- 2035.7.20	Dental Abrasive Powder

26	Zhejiang Zhengkang		6	14497890	2015.8.7- 2035.8.6	Metal Water pipe, Metal Door, Metal Binding Strap, Metal Screws, Metal Flange, Metal Sealing Cap, Metal Signboard, Metal Electrode

27	Zhejiang Zhengkang		9	13715937	2015.8.21- 2035.8.20	Signal Light, Movie Camera, Water Meter, Optical Product, Safety Helmet

28	Zhejiang Zhengkang		16	13711975	2016.5.7- 2036.5.6	Lithographic Crafts

29	Wenzhou Zhengfeng		6	1581510	2001.6.7- 2031.6.6	Sheet Metal and Sheet Metal, Steel Strip, Metal Strip For Packaging Or Bundling, Ordinary Metal Wire, Iron Strip, Stainless Steel, Steel Strip, Ordinary Metal Hinge, Metal Rod

30	Zhejiang Zhengkang	希哥玛	38	34035720	2019.7.21- 2029.7.20	Services for radio or television programmes, Communication service

31	Zhejiang Zhengkang	XSigma	38	34041789	2.19.7.21- 2029.7.20	Services for radio or television programmes, Communication service

32	Zhejiang Zhengkang		6	40382691	2020.12.7- 2030.12.6	Sheet Metal and Sheet Metal, Steel Strip, Metal Strip For Packaging Or Bundling, Ordinary Metal Wire, Iron Strip, Stainless Steel, Steel Strip, Ordinary Metal Hinge, Metal Rod

33	Zhejiang Zhengkang		6	40391753	2020.06.21- 2030.6.20	Sheet Metal and Sheet Metal, Steel Strip, Metal Strip For Packaging Or Bundling, Ordinary Metal Wire, Iron Strip, Stainless Steel, Steel Strip, Ordinary Metal Hinge, Metal Rod

34	Zhejiang Zhengkang		7	34035677	2020.05.21- 2030.05.20	Vehicle Engine Radiator Tube, Machine Tool, Steam Elbow Pipe, Die-casting Mold, Sewing Machine, Leather-working Machine, Agricultural Machinery

35	Zhejiang Zhengkang		7	34760512	2020.11.7- 2030.11.6	Vehicle Engine Radiator Tube, Machine Tool, Steam Elbow Pipe, Die-casting Mold, Sewing Machine, Leather-working Machine, Agricultural Machinery

36	Zhejiang Zhengkang		7	34769021	2020.11.7- 2030.11.6	Vehicle Engine Radiator Tube, Machine Tool, Steam Elbow Pipe, Die-casting Mold, Sewing Machine, Leather-working Machine, Agricultural Machinery

37	Zhejiang Zhengkang	7	38109372	2020.04.28- 2030.04.27	Vehicle Engine Radiator Tube, Machine Tool, Steam Elbow Pipe, Die-casting Mold, Sewing Machine, Leather-working Machine, Agricultural Machinery

38	Zhejiang Zhengkang	7	40363657	2020.06.07- 2030.06.06	Vehicle Engine Radiator Tube, Machine Tool, Steam Elbow Pipe, Die-casting Mold, Sewing Machine, Leather-working Machine, Agricultural Machinery

39	Zhejiang Zhengkang	7	40370967	2020.07.21- 2030.07.20	Vehicle Engine Radiator Tube, Machine Tool, Steam Elbow Pipe, Die-casting Mold, Sewing Machine, Leather-working Machine, Agricultural Machinery

40	Zhejiang Zhengkang	9	34026952	2019.11.28- 2029.11.27	Signal Light, Movie Camera, Water Meter, Optical Product, Safety Helmet

41	Zhejiang Zhengkang	9	34044703	2019.11.28- 2029.11.27	Signal Light, Movie Camera, Water Meter, Optical Product, Safety Helmet

42	Zhejiang Zhengkang	11	34037602	2020.05.28- 2030.05.27	Faucet, Pipe Tap, Water Distribution Equipment, Pipeline of Medical Equipment, Plumbing Pipe and Fitting, Water Drainage Equipment, Mixer Tap, Running Water Coordination Equipment

43	Zhejiang Zhengkang	6	30 2020 240 957.5/06	2021.1.14- 2031.1.13	Metal material

44	Zhejiang Zhengkang	9	34044684	2019.9.28- 2029.9.27	Signal Light, Movie Camera, Water Meter, Optical Product, Safety Helmet

45	Zhejiang Zhengkang	6	63804519	2023.10.07- 2033.10.06	Metal material

46	Zhejiang Zhengkang	6	66494659	2023.02.07- 2033.02.06	Metal Sheet and Plate, Metal Water pipe, Metal Door Panel, Metal Valve, Metal Lock, Metal Band Hoop, Metal Screws, Metal Signboard, Metal Flange, Metal Pipe

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

See Item 10. Additional Information D. Exchange Controls.

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

Restriction on Foreign Investment

The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2018 Version), or the Negative List, which was promulgated jointly by the Ministry of Commerce and the National Development and Reform Commission on June 28, 2018 and became effective on July 28, 2018, replaced and partly abolished the Guidance Catalogue of Industries for Foreign Investment (2017 Revision) regulating the access of foreign investors to China. Pursuant to the Negative List, foreign investors should refrain from making investing in any of prohibited sectors specified in the Negative List, and foreign investors are required to obtain the permit for access to other sectors that are listed in the Negative List but not classified as prohibited.

The PRC subsidiaries primary market is the hardware manufacturing industry. We are not engaged in any activities placing us in the encouraged, restricted or prohibited categories and so it could be inferred that we are engaged in a permitted industry for foreign investment. Such a designation offers businesses certain advantages. For example, businesses engaged in permitted industries:

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

The National Development and Reform Commission and MOFCOM periodically jointly revise the Foreign Investment Industrial Guidance Catalogue. As such, there is a possibility that the PRC subsidiaries business may fall outside the scope of the definition of a permitted industry in the future. Should this occur, we would no longer benefit from such designation.

On January 19, 2015, Chinas Ministry of Commerce issued a draft Foreign Investment Law aiming to, upon its enactment, replace the three existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. At the same time, the Ministry of Commerce published an accompanying explanatory note of the draft Foreign Investment Law, which contains important information about the draft Foreign Investment Law, including its drafting philosophy and principles, main table of contents, plans to transition to the new legal regime and treatment of business in China controlled by foreign invested enterprises. The draft Foreign Investment Law proposes an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments and, when implemented, may have a significant impact on businesses in China controlled by foreign-invested enterprises primarily through contractual arrangements, such as our business. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of actual control in determining whether a company is considered a foreign-invested enterprise. Under the draft Foreign Investment Law, variable interest entities would also be deemed as foreign-invested enterprises, if they are ultimately controlled by foreign investors, and be subject to restrictions on foreign investments. The Ministry of Commerce solicited comments on the draft Foreign Investment Law in 2015, but no new draft has been published since then.

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

According to the current Special Administrative Measures for Entrance of Foreign Investment, the PRC subsidiaries business does not fall in any prohibited or restricted industries. If Chinas Ministry of Commerce adopts a list as same as the Catalogue along with the draft, the draft will have very limited impact on our business, if any. The probability that our business will be classified as prohibited or restricted industry is very low. However, If Chinas Ministry of Commerce adopts a list by our business is prohibited or restricted, and it treats our business in China as foreign investment by deciding our actual controller is Mr. Jiancong Huang who is not a Chinese citizen, we may face certain restrictions or even be prohibited to conduct business in China.

Regulations on Offshore Parent Holding Companies Direct Investment in and Loans to Their PRC Subsidiaries

Loans made by foreign investors as shareholders in foreign invested enterprises established in China are considered to be foreign debts and are mainly regulated by the Regulation of the Peoples Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Pursuant to these regulations and rules, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE, but such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Under these regulations and rules, the balance of the foreign debts of a foreign invested enterprise shall not exceed the difference between the total investment and the registered capital of the foreign invested enterprise, or Total Investment and Registered Capital Balance.

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

Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange promulgated on June 20, 1996 by the Peoples Bank of China, foreign-invested enterprises in China may purchase or remit foreign currency for settlement of current account transactions without the approval of the SAFE. Foreign currency transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities.

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

The Notice of the Peoples Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9, issued by the PBOC on January 12, 2017, provides that within a transition period of one year from January 12, 2017, the foreign invested enterprises may adopt the currently valid foreign debt management mechanism, or Current Foreign Debt Mechanism, or the mechanism as provided in PBOC Notice No. 9, or Notice No. 9 Foreign Debt Mechanism, at their own discretion. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. According to the PBOC Notice No.9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing  the upper limit of risk-weighted outstanding cross-border financing. Risk-weighted outstanding cross-border financing =  outstanding amount of RMB and foreign currency denominated cross-border financing נmaturity risk conversion factor נtype risk conversion factor +  outstanding foreign currency denominated cross-border financing נexchange rate risk conversion factor. Maturity risk conversion factor shall be 1 for medium- and long-term cross-border financing with a term of more than one year and 1.5 for short-term cross-border financing with a term of less than one year. Type risk conversion factor shall be 1 for on-balance-sheet financing and 1 for off-balance-sheet financing (contingent liabilities) for the time being. Exchange rate risk conversion factor shall be 0.5. The PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises shall be 200% of its net assets, or Net Asset Limits. Enterprises shall file with SAFE in its capital item information system after entering into a cross-border financing agreement, but no later than three business days before making a withdrawal. As an example, the maximum amount of the loans that Yeelion Online, one of our PRC subsidiaries, may acquire from outside China is (i) US$9.5 million, under the total investment minus registered capital approach, which is calculated based on its total investment of US$29.5 million and registered capital of US$20 million as of September 30, 2018; and (ii) RMB959.7 million (US$139.7 million), under the net asset approach, calculated based on its net asset of RMB479.9 million (US$69.9 million) as of September 30, 2018 pursuant to PRC GAAP.

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

According to the Anti-Monopoly Law which took effect as of August 1, 2008, where the concentration of business operators reaches the filing thresholds stipulated by the State Council, business operators shall file a declaration with the SAMR, and no concentration shall be implemented until the SAMR clears the anti-monopoly filing. Pursuant to the Notice of the General Office of the State Council on the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors and the Security Review Rules issued by the General Office of the State Council on February 3, 2011 and became effective on March 3, 2011, mergers and acquisitions by foreign investors that raise national defense and security concerns, and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise national security concerns, are subject to strict review by the PRC government authorities. On August 25, 2011, the MOFCOM issued the Provisions of the Ministry of Commerce for the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which provides that if a foreign investors merger or acquisition of a domestic enterprise falls within the scope of security review specified in the Notice of the General Office of the State Council on the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, the foreign investor shall file an application with MOFCOM for security review. Whether a foreign investors merger or acquisition of a domestic enterprise falls within the scope of security review or not shall be determined based on the substance and actual influence of the merger or acquisition transaction. No foreign investor is allowed to substantially avoid the security review in any way, including but not limited to, holding shares on behalf of others, trust arrangements, multi-level reinvestment, leasing, loans, contractual control, or overseas transactions.

On February 17, 2023, the CSRC released Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the Trial Measures) which came into effect on March 31, 2023. Pursuant to Trial Measures, a PRC domestic company that seeks to offer and list securities in overseas markets, either in direct or indirect overseas offering, shall fulfill the filing procedure with the CSRC per requirement of the Trial Measures, submit relevant materials that contain a filing report and a legal opinion, and provide truthful, accurate and complete information on the shareholder and etc. Direct overseas offering and listing by domestic companies refers to such overseas offering and listing by a joint-stock company incorporated domestically. Any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect offering and listing in overseas market and, therefore, be subject to filing requirement: (i) 50% or more of the issuers operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuers business activities are conducted in the Mainland China, or its main places of business are located in the Mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in the Mainland China. The determination as to whether or not an overseas offering and listing by domestic companies is indirect, shall be made on substance over form basis. In addition, initial public offerings or listings in overseas markets or subsequent securities offerings and listing of an issuer in overseas market other than where it has offered and listed shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. Subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within 3 working days after such offering is completed. A PRC domestic company that seeks to directly or indirectly list its domestic assets in overseas markets through single or multiple acquisitions, share swaps, transfers of shares or other means, shall also fulfil the filing procedure as prescribed above. Furthermore, upon the occurrence of any of the material events specified below after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to CSRC within 3 working days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities; (iii) change of listing status or transfer of listing segment; (iv) voluntary or mandatory delisting. Where an issuers main business undergoes material changes after overseas offering and listing, and is therefore beyond the scope of business stated in the filing documents, such issuer shall submit to the CSRC an ad hoc report and a relevant legal opinion issued by a domestic law firm within 3 working days after occurrence of the changes. However, the PRC Companies already listed overseas before effectiveness of Trial Measures are not required to submit any records with the CSRC until they have successive refinancing demand or other filing requirement. A six-month transition will be given to PRC domestic enterprises that have obtained the approval of overseas regulatory bodies or exchanges since implementation date of the Trial Measure but have not completed the overseas listing. If they fail to complete the overseas listing within six months, they should file records with CSRC according to the requirements. The Trial Measure further stipulate that CSRC may order rectification, issue warnings, and impose a fine between RMB1 million and RMB10 million if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Trial Measure.

On February 24, 2023, the CSRC, together with other PRC government authorities, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the Confidentiality and Archives Administration Provisions), which came into effect on March 31, 2023. The Confidentiality and Archives Administration Provisions require, among others, that PRC domestic enterprises seeking to offer and list securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting files or copies of important preservation value to the state and society shall be subject to corresponding procedures in accordance with relevant laws and regulations.

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

Pursuant to the Order for the Protection of Telecommunication and Internet User Personal Information which was promulgated by MIIT on July 16, 2013, any collection and use of users personal information must be subject to the consent of the users, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. Pursuant to the Ninth Amendment to the Criminal Law which was issued by the Standing Committee of NPC on August 29, 2015 and became effective on November 1, 2015, any Internet service provider that fails to fulfill obligations to manage information and network security as required by applicable laws and refuses to rectify upon orders from government authorities, will be subject to the criminal penalty if such failure (i) causes dissemination of illegal information in large scale; (ii) causes user information leaks resulting in severe consequences; (iii) causes serious loss of evidence to criminal investigations; or (iv) implicates other severe circumstances. Moreover, any individual or entity that (i) sells or provides personal information to others in violation of applicable laws, or (ii) steals or illegally obtains any personal information, in either case implicating severe circumstances, will be subject to the criminal penalty. The PRC government, however, has the power and authority to order Internet content service operators to turn over personal information if an Internet user posts any prohibited content or engages in illegal activities on the Internet.

To further regulate cybersecurity and privacy protection, the PRC Cybersecurity Law which was promulgated by the Standing Committee of NPC on November 7, 2016 and took effect on June 1, 2017, provides that: subject to certain exceptions, (i) to collect and use personal information, network operators must follow the principles of legitimacy, rightfulness, and necessity, disclose their rules of data collection and use, clearly express the purposes, means, and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators can neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered, and must dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators cannot divulge, tamper with, or damage the personal information they have collected, and cannot provide the personal information to others without the consent of persons whose data is collected. According to the PRC Cybersecurity Law, personal information refers to all kinds of information that are recorded electronically or that can otherwise be used to independently identify or be combined with other information to identify natural persons personal information, including but not limited to natural persons names, dates of birth, identification numbers, biologically identified personal information, addresses, and telephone numbers. Any Internet information services provider that violates these privacy protection requirements under the PRC Cybersecurity Law and related laws and regulations may be ordered to turn in illegal gains generated from unlawful operations and pay a fine of no less than one but no more than ten times of the illegal gains and may be ordered to cease the relevant business operations when the violation is serious.

On June 28, 2016, the CAC issued the Administrative Provisions on Mobile Internet Applications Information Services, which became effective on August 1, 2016, to further strengthen the regulation of the mobile app information services. Pursuant to these provisions, owners or operators of mobile apps that provide information services are required to be responsible for information security management, establish and improve the protective mechanism for user information, observe the principles of legality, rightfulness and necessity, and expressly state the purpose, method and scope of, and obtain user consent to, the collection and use of users personal information.

On May 8, 2017, the Supreme Peoples Court and the Supreme Peoples Procuratorate issued the Interpretations of the Supreme Peoples Court and the Supreme Peoples Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens Personal Information, or the Personal Information Interpretations, which became effective on June 1, 2017. The Personal Information Interpretations provides more practical conviction and sentencing criteria for the infringement of citizens personal information.

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

On April 10, 2019, the Ministry of Public Security promulgated the Guidelines for Internet Personal Information Security Protection, which establishes the management mechanism, security technical measures and business workflows for personal information security protection. On August 22, 2019, the CAC promulgated the Provisions on the Cyber Protection of Childrens Personal Information which requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of childrens personal information, inform the childrens guardians in a noticeable and clear manner, and shall obtain the consent of the childrens guardians.

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

On August 20, 2021, the SCNPC adopted the Personal Information Security Law, which took effect on November 1, 2021. The Personal Information Protection Law includes the basic rules for personal information processing, the rules for cross-border provision of personal information, the rights of individuals in personal information processing activities, the obligations of personal information processors, and the legal responsibilities for illegal collection, processing, and use of personal information. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individuals consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individuals rights, and (iii) where personal information operators reject an individuals request to exercise his or her rights, the individual may file a lawsuit with a Peoples Court.

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

Regulations on Trademarks

Trademarks are protected by the PRC Trademark Law adopted in 1982, as subsequently amended, as well as the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and 2013. The Trademark Office under the SAIC handles trademark registrations. Trademarks can be registered for a term of ten years and can be extended for another ten years if requested upon expiration of the first or any renewed ten-year term. The PRC Trademark Law has adopted a first-to-file principle with respect to trademark registration. Where a trademark for which a registration application has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same type of or similar commodities or services, the application for such trademark registration may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a sufficient degree of reputation through such other partys use. Trademark license agreements must be filed with the Trademark Office or its regional offices. Meanwhile, we have successfully applied on our own name 21 trademarks.

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

Regulations on Taxation

See Item 10. Additional Information E. Taxation PRC Taxation.

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

4.C. Organizational Structure

Below is a chart illustrating our current corporate structure:

4.D. Property and Plants

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. We were granted land use rights for our facilities in Wenzhou, which expires on November 30, 2052. Following is a list of our properties, all of which we own the land use rights to:

Property	Duration of Land Use Rights	Space	Ground Floor Area
No. 678 Dingxiang Road, Binhai Industrial Park Economic & Technology Development Zone Wenzhou, Zhejiang Province P.R. China 325020	December 1, 2002 - November 30, 2052	19,427 m2	9,600 m2
Longlian Plaza Building #3, Yongzhong Boulevard, 167 North Luodong Road, Suite 702, Longwan District, Wenzhou, Zhejiang Province, P.R. China	August 19, 2016 November 12, 2051	1012 m2
23 units of Xuri Xiaoqu, B404 Binhai Industrial Park Economic & Technology Development Zone Wenzhou, Zhejiang Province P.R. China 325020	March 31, 2003 March 31, 2073	1377.14 m2

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in Risk Factors.

A. Operating Results

Incorporated on May 13, 2015, under the laws of the British Virgin Islands (BVI), we primarily conduct our business through our subsidiary Zhejiang Zhengkang. Our core business focuses on providing systematic solutions to construction projects that require sophisticated piping systems. Leveraging our experience in the industry, we offer urban planners and real estate developers sophisticated pipe and fitting products and engineering expertise, enabling them to bring communities reliable and durable gas and water transmission systems. Our products are primarily sold in China, but are also exported and distributed in Europe, Africa and Southeast Asia. We have received numerous awards and recognitions domestically and internationally. Located within the Wenzhou Binhai Industrial Park, a national economic development zone, our facility occupies approximately five acres, consisting of business offices, manufacturing plants, a research and development center and storage facilities.

We specialize in designing and producing pipes and fittings such as double-press thin-walled stainless steel tubes and fittings, carbon steel tubes and fittings and single-press tubes and fittings. Focused on the innovation and expansion of our product to meet the specific needs of our clients, we believe that we are a leading manufacturer and engineer of high-performance stainless steel pipes. Our products offer a comprehensive suite of superior solutions for use in the construction and infrastructure industries. Our innovative products are used in a broad range of applications, including water and gas transmission within urban infrastructural development, residential housing development, food and beverage production, oil and gas exploitation, and agricultural irrigation. Since Zhejiang Zhengkangs founding in 2001, we have developed an array of patented pipe and fitting products that have been marketed and distributed both domestically and internationally.

The following table presents an overview of our results of operations for the years ended September 30, 2025, 2024 and 2023:

	For the year ended September 30,
	2025	2024	2023
Revenues	$71,241,683	$108,199,877	$111,599,686
Cost of sales	(67,201,491)	(101,652,681)	(110,303,270)
Gross profit	4,040,192	6,547,196	1,296,416

Operating expenses:
Selling and marketing expenses	1,531,222	1,639,873	2,117,810
General and administrative expenses	4,145,269	4,829,103	5,144,340
Asset impairment loss	1,757,042	599,709	53,203,517
Research and development costs	859,697	1,196,746	1,274,337
Total operating expenses	8,293,230	8,265,431	61,740,004

Operating loss	(4,253,038)	(1,718,235)	(60,443,588)

Other income (expenses):
Interest expenses	(330,233)	(1,232,686)	(1,583,734)
Interest income	6,737	15,142	36,699
Income on investment	428,654	—	—
Other income (expense), net	131,602	164,319	240,378
Total other income (expenses), net	236,760	(1,053,225)	(1,306,657)

Loss before income taxes	(4,016,278)	(2,771,460)	(61,750,245)

Income tax (expense) recovery	948	(12,106)	459,855

Net loss	$(4,015,330)	$(2,783,566)	$(61,290,390)
Net (loss) income attributable to non-controlling interests	(30,146)	(1,650)	(229,596)

Net loss attributable to ZK International Group Co., Ltd.	(3,985,184)	(2,781,916)	$(61,060,794)

Net loss	$(4,015,330)	$(2,783,566)	$(61,290,390)

Other comprehensive income (loss):
Foreign currency translation adjustment	(823,911)	861,280	(549,332)

Total comprehensive loss	$(4,839,241)	$(1,922,286)	$(61,839,722)

Revenue

Revenues decreased by $36,958,194, or 34.16%, to $71,241,683 for the year ended September 30, 2025, from $108,199,877 for the year ended September 30, 2024. The decrease in revenues was primarily driven by the following factors:

1)	During the fiscal year 2025, the global economic recovery remained slow, and domestic construction and real estate sectors continued to face weak demand recovery, resulting in weaker overall customer purchase for piping systems compared to fiscal year 2024. While the company maintained its pricing strategy to mitigate persistent cost pressures, the weakness in downstream demand—coupled with intensified industry competition—led to a sharp shrink in sales volume, which was the primary driver of the revenue decline.

2)	During the fiscal year 2025, the Company decreased sales of low-margin products, primarily the electrolytic nickel products, from approximately $63.67 million during fiscal year 2024 to approximately $39.76 million during fiscal year 2025. The sales of the electrolytic nickel products accounted to 55.81% of total sales as compared to 58.85% in fiscal year 2024.

3)	In fiscal 2025, raw material price volatility persisted, with nickel (a key input for stainless steel) prices remaining at high levels and other core materials like steel strips experiencing ongoing fluctuations. Despite incremental adjustments to the weighted average selling price (ASP), sustained cost inflation and reduced customer purchasing power amid economic uncertainties further eroded sales performance, contributing to the revenue drop. Due to the increase in product prices, our overall sales volume has declined. For instance, while the sales volume of steel pipes and pipe fittings experienced only slight increase, the sales volume of steel strips grew. However, the overall competitive market environment and external economic factors hindered sales from achieving the expected growth rate, thereby impacting overall revenue performance.

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

Gross profit

Our gross profit decreased by $2,507,004, or 38.29%, to $4,040,192 for the year ended September 30, 2025 from $6,547,196 for the year ended September 30, 2024. Gross profit margin was 5.67% for the year ended September 30, 2025, as compared to 6.05% for the year ended September 30, 2024. The decrease in gross profit was primarily driven by a sharp decline in revenue volume, which outpaced the reduction in cost of sales, as well as ongoing pressure from raw material price volatility that continued to weigh on gross margins despite operational efficiency improvements.

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

Selling and Marketing Expenses

We incurred $1,531,222 in selling and marketing expenses for the fiscal year ended September 30, 2025, compared to $1,639,873 for the fiscal year ended September 30, 2024. Selling and marketing expenses decreased by $108,651 or 6.63%, during the fiscal year ended September 30, 2025 compared to the fiscal year ended September 30, 2024. This decrease is primarily due to decreases in sales payroll expenses, compensation for the sales personnel, freight expenses, and transportation fee during the year.

We incurred $1,639,873 in selling and marketing expenses for the fiscal year ended September 30, 2024, compared to $2,117,810 for the fiscal year ended September 30, 2023. Selling and marketing expenses decreased by $477,937 or 22.57%, during the fiscal year ended September 30, 2024 compared to the fiscal year ended September 30, 2023. This decrease is primarily due to decreases in sales payroll expenses, compensation for the sales personnel, freight expenses, and transportation fee during the year.

General and Administrative expenses

We incurred $4,145,269 in general and administrative expenses for the fiscal year ended September 30, 2025, compared to $4,829,103 for the fiscal year ended September 30, 2024. General and administrative expenses decreased by $683,834, or 14.16%, for the fiscal year ended September 30, 2025 compared to the fiscal year ended September 30, 2024. The decrease is mainly attributable to the decreased employee compensation and benefit expense incurred during the fiscal year 2025.

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

Asset impairment costs

We incurred $1,757,042 in asset impairment costs for the fiscal year ended September 30, 2025, compared to $599,709 for the fiscal year ended September 30, 2024. Asset impairment costs increased by $1,157,333 or 192.98%, during the fiscal year ended September 30, 2025 compared to the fiscal year ended September 30, 2024. This increase is primarily due to the bad debt allowances recognized for long-aged accounts receivable during 2025 fiscal year.

We incurred $599,709 in asset impairment costs for the fiscal year ended September 30, 2024, compared to $53,203.57 for the fiscal year ended September 30, 2023. Asset impairment costs increased by $546,505.43 or 1,027.20%, during the fiscal year ended September 30, 2024 compared to the fiscal year ended September 30, 2023. This increase is primarily due to asset impairment charges related to underperforming equipment and inventory write-downs during the year.

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

During 2023 fiscal year, the Company evaluated the recoverability of the three platforms, including Defi Exchange, xSigma Trading, and MaximNFT pursuant to ASC 360-10-35-21 and concluded that the carrying value of the three platforms may not be recoverable as it projects that the platform is likely to have continuing losses and it’s more likely than not this platform will be sold or otherwise disposed of significantly before the end of it’s previously estimated useful life. The Company wrote off the carrying value of the platform and recorded a loss of $10,346,769.

During 2022 fiscal year, the Company evaluated the recoverability of the Defi platform pursuant to ASC 360-10-35-21 and concluded that the carrying value of the Defi Exchange may not be recoverable as it projects that the platform is likely to have continuing losses and its more likely than not this platform will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The Company wrote off the carrying value of the platform and recorded a loss of $2,771,019.

Long-term Prepayment.

During 2021 fiscal year, the Company pledged cash deposit of RMB 74,317,541 to one third party entity, which the Company is seeking to acquire certain percentage of ownership of (the Target Company). The deposit was used as acquisition deposits required by the Target Company in order to execute their respective acquisition memorandum which details the acquisition and valuation methods but is not legally binding. In the case that the acquisition is approved by both parties, the deposits will be used as initial payments and offset the total cash considerations of the deal. If any of the acquisition failed to be approved, the Target Companies are obligated to return the deposit. During the fiscal year ended September 30, 2022, the proposed acquisition was terminated due to the target was acquired by a Chinese State Owned Enterprise, and the Target Company is obligated to return the fund to the Company. The Company reached oral agreement with the Target Company to settle all or part of its outstanding long-term deposit by acquiring its patents. During the fiscal year ended September 30, 2023, the Company and Target Company agreed on certain research and development arrangements which Target Company was delegated to conduct certain research and development programs. The arrangements were intended to strengthen the Company’s competitive advantage by leveraging the Target Company’s research capabilities. The Company is not obligated to fund the research and development programs but having the right of first refusal to acquire any patent or technical innovation generated out of the programs. Patent or technical innovation, if acquired by the Company, will be appraised and the appraised value will settle all or part of the outstanding long-term deposit. However, during the fiscal year ended September 30, 2023, no patent or technical innovation was materialized, and the Company demanded the payback of the long-term prepayment. Due to the uncertainty of collection and prospect of the research programs, the Company has written off approximately of $9.83 million long-term prepayment during the 2023 fiscal year.

Credit Loss of Accounts Receivable

During 2025 and 2024 fiscal years, the Company evaluated the collectability of its accounts receivable and wrote off the long-aging portion which it determined that the likelihood of collection is not probable. For the fiscal years ended September 30, 2025 and 2024, the Company recorded provision for credit loss of accounts receivable of approximately $1.76 million and $0.68 million, respectively.

Research and Development Expenses

We incurred $859,697 in research and development expenses for the fiscal year ended September 30, 2025, compared to $1,196,746 for the fiscal year ended September 30, 2024. R&D expenses decreased by $337,049, or 28.16%, for the fiscal year ended September 30, 2025 compared to the fiscal year ended September 30, 2024. The decrease was primarily due to the decreased research and development activities during fiscal year 2025.

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

Income from operations

As a result of the factors described above, operating loss was $4,253,038 for the fiscal year ended September 30, 2025, compared to operating loss of $1,718,235 for the fiscal year ended September 30, 2024, an increase of operating loss of $2,534,803 or approximately 147.52%.

As a result of the factors described above, operating loss was $1,718,235 for the fiscal year ended September 30, 2024, compared to operating loss of $60,443,588 for the fiscal year ended September 30, 2023, an decrease of operating loss of $58,725,353 or approximately 97.16%.

Other income and expenses

Our interest income and expenses were $6,737 and $330,233, respectively, for the fiscal year ended September 30, 2025, compared to interest income and expenses of $15,142 and $1,232,686, respectively, for the fiscal year ended September 30, 2024.

Our interest income and expenses were $15,142 and $1,232,686, respectively, for the fiscal year ended September 30, 2024, compared to interest income and expenses of $136,699 and $1,583,734, respectively, for the fiscal year ended September 30, 2023.

Net Income

As a result of the factors described above, our net loss for the fiscal year ended September 30, 2025 was $4,015,330 compared to net loss of $2,783,566 for the fiscal year ended September 30, 2024, an increase in loss of $1,231,764.

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

Our foreign currency translation loss for the fiscal year ended September 30, 2025 was $823,911, compared to a currency translation income of $861,280 for the fiscal year ended September 30, 2024, an increase in loss of $1,685,191. The increased loss is primarily due to the depreciation of RMB against the U.S. dollars. Our foreign currency translation income for the fiscal year ended September 30, 2024 was $861,280, compared to a currency translation loss of $549,332 for the fiscal year ended September 30, 2023, an increase of $1,410,612. The increased loss is primarily due to the appreciation of RMB against the U.S. dollars.

B. Liquidity and Capital Resources

As of September 30, 2025, 2024 and 2023, we had cash and cash equivalents of $2,306,571, $4,009,387, and $4,994,411 respectively. We believe that our current cash, cash to be generated from our operations and access to capital market will be sufficient to meet our working capital needs for at least the next twelve months. However, we do not have any amounts committed to be provided by our related party. We are also not dependent upon future financing to meet our liquidity needs for the next twelve months. However, we plan to expand our business to implement our growth strategies in the water supply market and strengthen our position in the marketplace. To do so, we may need more capital through equity financing to increase our production and meet market demands. Substantially all of our operations are conducted in China and all of our revenues, expense, cash and cash equivalents are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict its ability to convert RMB into U.S. Dollars.

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Amounts restricted include the PRC subsidiaries paid-in capital and statutory surplus reserves of the Company’s PRC subsidiaries totaling $7,470,323 as of September 30, 2025 and 2024. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Under PRC law, RMB is currently convertible into U.S. Dollars under a company’s current account, which includes dividends, trade and service-related foreign exchange transactions, without prior approval of the State Administration of Foreign Exchange (SAFE), but is not from a company’s capital account, which includes foreign direct investments and loans, without the prior approval of the SAFE. With respect to retained earnings accrued after such date, our board of directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our By-Laws, charter and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

We have limited financial obligations dominated in US dollars, thus the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on the liquidity, financial condition and results of operations of the Company.

Cash Flow Summary

	For the year ended September 30,
	2025	2024	2023
Net cash provided by (used in) operating activities	$736,397	$(6,878,500)	$(1,905,912)
Net cash used in investing activities	(651,989)	(2,353,054)	(2,294,462)
Net cash provided by (used in) financing activities	478,455	7,223,626	2,068,157
Effect of exchange rate changes on cash	(856,957)	1,087,154	(439,515)
Net decrease in cash	$(294,094)	$(932,102)	$(2,571,733)
Cash, cash equivalents and restricted cash at beginning of period	4,113,304	5,045,406	7,617,139
Cash, cash equivalents and restricted cash at end of period	$3,819,210	$4,113,304	$5,045,406

Operating Activities:

Net cash provided by operating activities for the year ended September 30, 2025 was approximately $0.74 million, which was primarily attributable to a net loss approximately $4.02 million, adjusted for non-cash items for approximately $2.94 million and adjustments for changes in working capital approximately $1.81 million. The adjustments for changes in working capital mainly included:

(i)	Increase in accounts receivable of approximately $2.04 million, our accounts receivable increased because 1) we delivered a significant amount of orders during August and September 2025 which incurred a big amount of accounts receivable recorded as of September 30, 2025.

(ii)	Decrease in advances to suppliers of approximately $16.05 million for the year ended September 30, 2025 because of the order fulfillment by our suppliers which offset advance balances. Additionally, the Company has terminated raw materials purchases from certain suppliers who required significant advance payment for the orders placed with them in order to improve the Company’s overall operational efficiency.

(iii)	Decrease in advances from customers of approximately $13.74 million because of the product delivery to our customers which offset advance balances. Additionally, the Company has decreased sales of low-margin products, primarily the electrolytic nickel, which normally requires large amount of advance payment from customers.

Net cash used in operating activities for the year ended September 30, 2024 was approximately $6.88 million, which was primarily attributable to a net loss approximately $2.78 million, adjusted for non-cash items for approximately $1.88 million and adjustments for changes in working capital approximately $5.97 million. The adjustments for changes in working capital mainly included:

(i)	Increase in accounts receivable of approximately $7.19 million our accounts receivable increased significantly because we offered longer payment terms to certain major customers which resulted increase of our accounts receivable balance.

(ii)	Decrease in inventories of approximately $4.41 million for the year ended September 30, 2024 because the Company used more on hand inventory during the 2024 fiscal year to lower the Companys inventory level and strengthen its cash flow and operational liquidity.

(iii)	Increase in advance to suppliers of approximately $12.80 million for the year ended September 30, 2024. During 2024 fiscal year, the Company was required by our certain electrolytic nickel suppliers to make advance payment for our electrolytic nickel purchase orders, which resulted the substantial increase of the advance to suppliers balance.

(iv)	Increase in advance from customers of approximately $14.04 million for the year ended September 30, 2024. During 2024 fiscal year, the Company was required by our certain electrolytic nickel suppliers to make advance payment for our electrolytic nickel purchase orders, and to mitigate liquidity risk, the Company required its customers who placed electrolytic nickel purchase orders to make advance payment, which resulted the substantial increase of the advance from customers balance.

Net cash used in operating activities for the year ended September 30, 2023 was approximately $1.91 million, which was primarily attributable to a net loss approximately $61.29 million, adjusted for non-cash items for approximately $56.75 million and adjustments for changes in working capital approximately $2.63 million. The adjustments for changes in working capital mainly included:

(i)	Decrease in accounts receivable of approximately $8.17 million our accounts receivable decreased significantly because we collected a significant amount from certain customers during 2023 fiscal year. During 2023 fiscal year, the Company evaluated the collectability of its accounts receivable and wrote off the long-aging portion which it determined that the likelihood of collection is not probable.

(ii)	Decrease in inventories of approximately $2.87 million for the year ended September 30, 2023 because of the order fulfillment and product delivery to our customers. During the 2023 fiscal year, the Company lowered its inventory level to strengthen the cash flow and operational liquidity.

(iii)	Decrease in accounts payables of approximately $7.45 million During 2022 fiscal year we had increased raw material orders placed to our suppliers during August and September 2022 to match the production orders and delivery schedule we committed to our customers and thus resulted in a significant increase of accounts payable which was fully paid in the 2023 fiscal year.

(iv)	Decrease in accrued expenses and other current liabilities of approximately $1.92 million mainly due to decreased VAT tax payable which the Company paid during 2023 fiscal year.

(v)	Decrease in advance to suppliers of approximately $1.40 million mainly due to significant purchase order delivery from our suppliers during 2023 fiscal year which offset the advance balance.

Investing Activities:

Net cash used in investing activities was approximately $0.65 million for the year ended September 30, 2025. It was primarily attributable to the purchase of new equipment of approximately $0.59 million for production needs.

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

Financing Activities:

Net cash provided by financing activities was approximately $0.48 million for the year ended September 30, 2025. It was primarily attributable to the proceeds from short-term bank borrowing of approximately $22.87 million, which is partially offset by repayment of short-term bank borrowing of approximately $22.06 million and net repayments to related party of approximately $0.38 million.

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

Credit Facility

In addition to equity financing, we mainly finance our operations through short-term and long-term revolving loans provided by a syndicate of banks, as listed in the table below. As of September 30, 2025, we had 8 outstanding short-term loans provided by thriteen (13) banks, totaling RMB 85,945,000 in the aggregate, or approximately $12.07 million with a term of six months to one year and 4 outstanding long-term loans provided by one (1) bank, totaling RMB 44,990,000 in the aggregate, or approximately $6.32 million with a term of more than one year. As per our agreement with these banks, all of the loans are expected to be renewed and funds can be accessed immediately when the outstanding principal and interest are repaid in full. This ensures that each loan can be repaid on time by both our working capital and the fund released from the other revolving loans. Most of our loans have fixed interest rate, while some loans are subject to variable interest rate, that are indicated in the table below. The weighted average annual interest rates 2.88% and 3.64% for the years ended September 30, 2025 and 2024, respectively.

Short-term bank borrowings consisted of the following at September 30, 2025:

		Amount -	Issuance	Expiration
Bank Name	Amount - RMB	USD	Date	Date	Interest
Industrial Bank	5,000,000	702,346	2025-04-25	2026-04-24	2.70%
Industrial Bank	4,000,000	561,877	2025-04-27	2026-04-26	2.70%
China Minsheng Bank	4,000,000	561,877	2024-11-21	2025-11-21	3.50%
China Minsheng Bank	3,965,000	556,960	2025-02-19	2026-02-19	3.00%
CZBANK	10,000,000	1,404,692	2025-08-28	2026-08-26	3.00%
Shanghai Pudong Development Bank	6,000,000	842,815	2025-01-22	2026-01-22	3.00%
Shanghai Pudong Development Bank	6,980,000	980,475	2025-05-15	2026-05-15	2.90%
Shanghai Pudong Development Bank	7,000,000	983,284	2025-07-18	2026-06-16	2.70%
China Everbright Bank	5,000,000	702,346	2025-06-23	2026-06-22	2.70%
China Everbright Bank	5,000,000	702,346	2025-06-23	2026-06-22	2.70%
Bank of China	10,000,000	1,404,692	2025-03-24	2026-03-20	2.80%
CITIC BANK	9,500,000	1,334,457	2025-01-06	2026-01-06	2.90%
CITIC BANK	9,500,000	1,334,457	2025-02-10	2026-02-10	2.90%
Total	85,945,000	12,072,623

Long-term bank borrowings consisted of the following at September 30, 2025:

	Amount -	Issuance	Issuance	Expiration
Bank Name	Amount - RMB	USD	Date	Date	Interest
China Minsheng Bank	15,000,000	2,107,038	2025-07-22	2027-07-22	3.00%
China Minsheng Bank	9,990,000	1,403,287	2025-07-30	2027-07-30	3.00%
China Minsheng Bank	10,000,000	1,404,692	2025-08-05	2027-08-05	3.00%
China Minsheng Bank	10,000,000	1,404,692	2025-08-11	2027-08-11	3.00%
Total	44,990,000	6 ,319,708

Short-term bank borrowings consisted of the following at September 30, 2024:

	Amount -	Amount -	Issuance	Expiration
Bank Name	RMB	USD	Date	Date	Interest
Industrial Bank	9,000,000	1,282,490	2024-05-23	2025-05-23	3.15%
CZBANK	1,000,000	142,499	2024-09-30	2025-09-01	3.50%
CZBANK	11,000,000	1,567,487	2024-09-30	2025-09-01	3.50%
Shanghai Pudong Development Bank	9,000,000	1,282,490	2024-01-10	2025-01-10	3.90%
Shanghai Pudong Development Bank	11,000,000	1,567,487	2024-01-12	2025-01-12	3.90%
China Everbright Bank	10,000,000	1,424,989	2024-06-26	2025-06-25	3.05%
Bank of China	6,000,000	854,993	2024-03-22	2025-03-22	3.10%
Bank of China	15,000,000	2,137,483	2023-11-24	2024-11-23	3.65%
Total	72,000,000	10,259,918

Long-term bank borrowings consisted of the following at September 30, 2024:

	Amount -	Amount -	Issuance	Expiration
Bank Name	RMB	USD	Date	Date	Interest
China Minsheng Bank	9,500,000	1,353,739	2023-08-11	2025-08-11	3.80%
China Minsheng Bank	14,250,000	2,030,609	2023-08-14	2025-08-14	3.80%
China Minsheng Bank	19,000,000	2,707,478	2023-08-21	2025-08-20	3.80%
China Minsheng Bank	9,990,000	1,423,564	2024-02-26	2025-05-20	3.66%
China Minsheng Bank	5,990,000	853,568	2024-02-27	2025-05-20	3.66%
China Minsheng Bank	9,800,000	1,396,489	2024-03-25	2025-06-25	3.65%
Huaxia Bank	6,370,000	907,718	2023-03-27	2026-03-15	4.05%
Huaxia Bank	6,279,000	894,750	2023-03-28	2026-03-15	4.05%
Total	81,179,000	11,567,915

These short-term bank borrowings are secured by the pledged assets listed below, and are guaranteed by certain shareholders, shareholders immediate family members and third-parties.

The carrying values of the Company’s pledged assets to secure short-term and long-term borrowings by the Company are as follows:

	As of September 30,
	2025	2024
Buildings, net	$1,415,792	$828,741
Land use rights, net	331,258	348,378
Machinery, net	-	911,200
Total	$1,747,050	$2,088,319

C. Research and development, patents and licenses

Research and Development

For the years ended September 30, 2025, 2024, and 2023, we spent $859,697, $1,196,746 and $1,274,337 respectively, on R&D. We anticipate that we will focus our research and development efforts on improving existing products and developing new technology in the coming years.

The Research and Development team has 14 dedicated researchers and analysts focusing on mechanical design, mechatronics, CAD design, mold design and welding. Quality control is an important aspect of the teams work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value for the Company.

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

E. Critical Accounting Estimates

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates include, but are not limited to, allowances of accounts receivable, inventory valuation, useful life of property, plant and equipment and income taxes related to realization of deferred tax assets , right-of-use assets, stock-based compensation, and uncertain tax position. Actual results could differ from those estimates.

Going Concern Consideration

The consolidated financial statements for the years ended September 30, 2025 and 2024 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

As reflected in the consolidated financial statements, the Company has incurred net losses of $4,015,330, $2,783,566 and $61,290,390 for the years ended September 30, 2025, 2024 and 2023, respectively. The Company had accumulated deficits amounted to $54,433,757 as of September 30, 2025. Net cash provided by operating activities was $736,397 for the year ended September 30, 2025. These conditions raised substantial doubts about the Company’s ability to continue as a going concern.

The Company meets its day-to-day working capital requirements through its bank facilities. Most of the bank borrowings as of September 30, 2025, that are repayable within the next 12 months, are subject to renewal, and the management is confident that these borrowings can be renewed upon expiration based on the Company’s past experience and credit history. In addition, the Company had a positive working capital of $13,873,105 as of September 30, 2025.

In order to strengthen the Company’s liquidity in the foreseeable future, the Company has taken the following measures:

(i)	Negotiating with banks in advance for renewal and obtaining new banking facilities;

(ii)	Taking various cost control measures to tighten the costs of operations; and

(iii)	Implementing various strategies to enhance sales and profitability.

However, there can be no assurance that these plans and arrangements will be sufficient to fund the Companys ongoing capital expenditure, working capital, and other requirements. The accompanying consolidated financial statements do not include any adjustments related to the recoverability or classification of asset and the amounts or classification of liabilities that may result from the outcome of this uncertainty. If the going concern assumption is not appropriate, material adjustments to the financial statements could be required.

Long-term investments

Effective October 1, 2020, the Company adopted Accounting Standards Update (ASU) 2016-01 and related ASU 2018-03 concerning recognition and measurement of financial assets and financial liabilities. In adopting this new guidance, the Company has made an accounting policy election to adopt an adjusted cost method measurement alternative for investments in equity securities without readily determinable fair values.

For equity investments that are accounted for using the measurement alternative, the Company initially records equity investments at cost but is required to adjust the carrying value of such equity investments through earnings when there is an observable transaction involving the same or a similar investment with the same issuer or upon an impairment.

Accounts Receivable, net

Accounts receivable arise from the product sales in the normal course of business. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on managements best estimates of specific losses on individual exposures. Based on management of customers credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Uncollectible receivable are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

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

Impairment of Long-lived Assets

The Company management review the carrying values of long-lived assets whenever events and circumstances, such as a significant decline in the assets market value, obsolescence or physical damage affecting the asset, significant adverse changes in the assets use, deterioration in the expected level of the assets performance, cash flows for maintaining the asset are higher than forecast, indicate that the net book value of an asset may not be recovered through expected future cash flows from its use and eventual disposition. If the estimated cash flows from the use of the asset and its eventual disposition are below the assets carrying value, then the asset is deemed to be impaired and written down to its fair value.

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

The Company noted no transfers between levels during any of the periods presented. The company did not identify any instruments that were measured at fair value on a recurring nor non-recurring basis for the year ended September 30, 2025 and 2024.

Critical Accounting Estimates.

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates include, but are not limited to, allowances of accounts receivable, inventory valuation, useful life of property, plant and equipment and income taxes related to realization of deferred tax assets, right-of-use assets, stock-based compensation, and uncertain tax position. Actual results could differ from those estimates.

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

As disclosed in Note 7 to the Financial Statements, during the fiscal year ended September 30, 2023, the Company evaluated the recoverability of the three platforms, including Defi Exchange, xSigma Trading, and MaximNFT pursuant to ASC 360-10-35-21 and concluded that the carrying value of the three platforms may not be recoverable as it projects that the platform is likely to have continuing losses and its more likely than not this platform will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The Company wrote off the carrying value of the platform and recorded a loss of $10,346,769.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2025:

	Payment Due by Period
		Less than	1-3	3-5	More than
Contractual Obligations	Total	1 year	years	years	5 years
Short-term bank loans*	$12,072,623	$12,072,623	$-	$-	$-
Long-term bank loans current portion*	3,945,077	3,945,077	-	-	-
Long-term bank loans*	6,319,708	-	6,319,708	-	-
Convertible debentures	4,998,754	4,998,754	-	-	-
Total	$27,336,162	$21,016,454	$6,319,708	$-	$-

*	The numbers in the table are principle only and exclude interest payable.

G. Safe Harbor

See SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Name	Age	Position(s)
Jiancong Huang	61	Chairman of the Board
Ruihong Ma	43	Chief Executive Officer and Director
Xiaofen Jin	45	Chief Financial Officer
Yijing Tan	25	Secretary
Yannan Chuai	31	Independent Director & Chairman of the Nomination Committee
Ran An	38	Independent Director & Chairman of the Audit Committee
Tiesheng Zhang	30	Independent Director & Chairman of the Compensation Committee

The business address of each of the officers and directors is c/o Zhejiang Zhengkang Industrial Co., Ltd., No. 678 Dingxiang Road, Binhai Industrial Park, Economic and Technology Development Zone, Wenzhou, Zhejiang, P.R. China 325025.

Jiancong Huang. Mr. Huang is one of the co-founders of our Company and Chairman of the Board since the beginning, and previously served as our Chief Executive Officer. In October 2025, Mr. Huang resigned as our Chief Executive Officer. Mr. Huang has extensive experience in manufacturing industry and held President position in two companies before Zhengkang was founded. He earned his EMBA from Renmin University of China and Engineering Professional Title, and was awarded as Top 10 Wenzhou Entrepreneurship and appointed to be the Vice Director of China Construction and Building Standard and Safety Committee. He is also members of National Pipe Standard Committee and National Building Water Supply and Waste Standard Committee. Mr. Huang is an experienced corporate strategist and visionary with decades of experience on corporate management and innovation. He has a systematic ideology on the future of stainless steel pipe in the water and gas supply area. We believe his influence and expertise in the industry will greatly contribute to the growth of company and industry.

Ruihong Ma. Mr. Ma has served as our Chief Executive Officer since October 2025. Mr. Ma brings over 15 years of leadership experience in the engineering, pharmaceutical, and medical equipment sectors. From September 2016 to June 2024, he served as General Manager of Hebei Sowang Road & Bridge Engineering Co., Ltd. Prior to that, he was Sales Director of Xingtai Aisen Medical Equipment Co., Ltd. from 2010 to 2016, and Sales Manager of Xingtai Wanbang Pharmaceutical Co., Ltd. from 2005 to 2010. Mr. Ma holds a degree in Biology and Chemistry from Xingtai University.

Xiaofen Jin. Ms. Jin has served as the Chief Financial Officer of the Company’s PRC subsidiary, Zhejiang Zhengkang Industrial Co., Ltd., since March 2023. Ms. Jin has over ten years of experience in accounting and financial management. Prior to joining the Company, she served as the Chief Financial Officer of Zhejiang Kingstone Houseware Co., Ltd., a kitchen knives and cutlery manufacturer from October 2021 to February 2023. From April 2019 to October 2021, Ms. Jin served as the Chief Financial Officer of Fangzheng Valve Group Co., Ltd., an industrial valves manufacturer. From March 2015 to February 2019, Ms. Jin served as the Chief Financial Officer of Wenzhou Jiahe Investment Management Co., Ltd., a capital markets financial service company. From May 2011 to March 2015, Ms. Jin served as a Financial Manager of Zhejiang YAT Electric Appliance Co., Ltd., a garden machinery, electric tools and intelligent products manufacturer. Ms. Jin received an associates degree in Electronic Data Processing Accounting from Zhejiang University of Finance & Economics in 2002.

Ran An. From June 2021 to October 2024, Mr. Ran An worked at Chongqing Huayu Group Co., Ltd. as a design engineer. From February 2016 to March 2020, he worked at Beijing Chunhuiyuan Entertainment Co,. Ltd as a R&D Manager. From February 2012 to October 2015, he worked at Xin Guang Group as a HR manager. Mr. An has an associate degree in International Trade Practice from Qingdao Qiu Shi Vocational School.

Yannan Chuai.  Ms. Chuai has extensive experience in human resources management and corporate administration. She currently serves as Chief Human Resources Officer of Beijing Labaku Information Technology Co., Ltd.. From September 2023 to July 2024, she was Chief Human Resources Officer of Beijing Hui’anjin Technology Co., Ltd. From March 2018 to March 2020, she was Chief Human Resources Officer of BeijingTaibiao Co., Ltd. Ms. Chuai holds a degree from Yanjing University of Technology

Tiesheng Zhang. From August 2021 to January 2023, Mr. Tiesheng Zhang worked at Beijing Jiahe Mailian Information Technology Co,. Ltd as an IT manager. From July 2018 through July 2022, he worked at Zhongxin Network Technology Share Limited Company as an IT manager. Mr Zhang has a bachelor’s degree in information technology from Hebei Technology Normal College.

6.B. Compensation

Director Compensation For the fiscal years ended September 30, 2025 and 2024

During the fiscal years ended September 30, 2025 and 2024, no member of our board of directors, except the Non-Employee Directors as described below, received compensation in their capacity as directors.

Compensation of Non-Employee Directors

During the year ended September 30, 2025, we paid an aggregate of RMB 180,000 ($24,957) to our Non-Employee directors. During the year ended September 30, 2024, we paid an aggregate of RMB 238,578 ($33,116) to our Non-Employee directors.

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

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the fiscal years ended September 30, 2025 and 2024.

				Stock	All Other
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Awards ($)	Compensation ($)	Total ($)
Jiancong Huang (1)	2025	108,146	-	-	-	108,146
Chairman and former Chief Executive Officer	2024	98,275	-	0	-	98,275
Ruihong Ma (2)	2025	-	-	-	-	0
Chief Executive Officer	2024	-	-	-	-	0
Xiaofen Jin (3)	2025	29,116	-	-	-	29,116
Chief Financial Officer	2024	29,149	-	-	-	29,149
Di Chen (4)	2025	16,638	-	-	-	16,638
Secretary	2024	16,657	400,000	-	-	416,657

(1)	Mr. Jiancong Huang resigned as the Chief Executive Officer of the Company, effective October 3, 2025. According to the indefinite employment agreement with Jiancong Huang we have agreed to pay Mr. Huang an annual salary of RMB 780,000 (approximately $85,066). On October 3, 2025, the agreement was terminated.

(2)	Effective October 3, 2025, Mr. Ruihong Ma was appointed as the director and Chief Executive Officer of the Company. We entered into an employment agreement with Mr. Ruihong Ma. Pursuant to the agreement, Mr. Ma accepted the position of Chief Executive Officer and agreed to pay Mr. Ma an annual salary of USD $5,000

(3)	Xiaofen Jin was appointed the Chief Financial Officer of the Company on July 21, 2023. We entered into an employment agreement with Xiaofen Jin. Pursuant to the agreement, Ms. Jin has accepted the position of Chief Financial Officer and we have agreed to pay Ms. Jin an annual salary of RMB 210,000 (approximately $29,149).

(4)	We entered into an employment agreement with Di Chen. Pursuant to the agreement, Mr. Chen has accepted the position of Secretary and we have agreed to pay Mr. Chen an annual salary of RMB 120,000 (approximately $16,657).

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

Equity Incentive Plans

In March 2021, the Company adopted the 2021 equity incentive plan (the 2021 Stock Incentive Plan), which provides for an aggregate of 600,000 ordinary shares (4,200,000 shares prior to the one for seven Reverse Share Split) to be available for awards to current or prospective employees, directors, advisors or consultants of the Company or its affiliates.

The following table summarizes, as of the date of this annual report, the number of the stock awards granted under the 2021 Stock Incentive Plan to our directors and executive officers. The numbers in the following table reflect the Reverse Share Split.

Name	Number of Shares	Date of Issuance
Shaochai Yang	11,428	7,142 shares were issued on June 15, 2022 and, 4,285 shares were issued on March 15, 2023
Di Chen	4,285	June 15, 2022

As of the date of this annual report, other grantees under the 2021 Stock Incentive Plan as a group held awards representing 572,429 ordinary shares (4,007,000 shares prior to the Reverse Share Split).

On August 20, 2025, the Company adopted a 2025 equity incentive plan (the “2025 Equity Incentive Plan”) to motivate, attract and retain directors, consultants or key employees to exert their best efforts on behalf of the Company and link their personal interests to those of the Company’s shareholders. The 2025 Equity Incentive Plan has a maximum number of 650,000 ordinary shares of the Company available for issuance pursuant to all awards under the 2025 Equity Incentive Plan.

The following table summarizes, as of the date of this annual report, the number of the stock awards granted under the 2025 Stock Incentive Plan to our directors and executive officers.

Name	Number of Shares	Date of Issuance
Di Chen	63,000	October 21, 2025

As of the date of this annual report, other grantees under the 2025 Stock Incentive Plan as a group held awards representing 650,000 ordinary shares.

6.C. Board Practices

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors, including our Chairman Jiancong Huang, Chief Executive Officer Ruihong Ma, Chief Financial Officer Xiaofen Jin and Secretary Di Chen. There is no family relationship among any of our directors or executive officers.

Board of Directors

Our board of directors currently consists of 5 directors, a majority of whom are independent as such term is defined by the Nasdaq Capital Market.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a directors interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Mr. Jiancong Huang currently holds the positions of Chairman of the Board. Mr. Ruihong Ma currently holds the positions of Chief Executive Officer of the Board. We do not have a lead independent director because of the foregoing reason and also because we believe our independent directors are encouraged to freely voice their opinions on a relatively small company board.Our board of directors plays a key role in our risk oversight. The board of directors makes all relevant Company decisions. As a smaller company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Corporate Governance

The business and affairs of the company are managed under the direction of our Board. We have conducted Board meetings regularly since inception. Each of our directors has attended all meetings either in person, via telephone conference, or through written consent for special meetings. Stockholders will be given specific information on how he/she can direct communications to the officers and directors of the Company at our annual stockholders meetings. All communications from stockholders are relayed to the members of the Board.

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

●	Audit Committee: Ran An (Chair), Tiesheng Zhang,Yannan Chuai

●	Compensation Committee: Tiesheng Zhang (Chair),Ran An,Yannan Chuai

●	Nomination Committee: Yannan Chuai (Chair), Tiesheng Zhang, Ran An

●	Governance and Human Resources Committee Committee: Yannan Chuai, Tiesheng Zhang, Ran An

●	Enterprise Risk Oversight Committee: Yannan Chuai, Tiesheng Zhang, Ran An

The Board also adopted an insider trading policy that allows insiders to sell securities of the Company pursuant to pre-arranged trading plans.

This insider trading policy was put into place because effective October 23, 2000, the Securities and Exchange Commission (the SEC) adopted rules related to insider trading. One of these rules, Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, provides an exemption to the insider trading rules in the form of an affirmative defense. Rule 10b5-1 recognizes the creation of formal programs under which executives and other insiders may sell the securities of publicly traded companies on a regular basis pursuant to written plans that are entered into at a time when the plan participants are not aware of material non-public information and that otherwise comply with the requirements of Rule 10b5-1.

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

Lastly, the Board adopted a corporate governance policy for its website content, as well as procedures for shareholders communication with Directors. With all of the above referenced charters and procedures in place, the Company is committed to corporate governance practices that are compliance with applicable laws, regulations and exchange requirements.

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

With the resignation of Hedong Xu from the Board of Directors and Audit Committee (effective October 19, 2025), none of the present audit committee members met the criteria of an “audit committee financial expert” as defined by the regulations of the United States Securities and Exchange Commission and therefore, as of the date of this Annual Report, there is no audit committee financial expert. Our Board of Directors is actively working on identifying and appointing a qualified and capable new independent director who also meets the criteria of an “audit committee financial expert” and fulfills the requirements of the Nasdaq Capital Market standards.

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

The Governance and Human Resources Committee shall also review any red flags or issues that may arise out of the Compensation Committee compensation and award recommendations and report them to the board of directors. The Compensation Committee and Governance and Human Resources Committee, at times, may be collaborative but will not coordinate as the process is intended to be a checks and balance approach. It is being set up as an internal control mechanism that would safeguard against fraud and errors due to omission.

Enterprise Risk Oversight Committee

The Enterprise Risk Oversight Committee shall oversee the effectiveness of risk management policies, procedures and practices implemented by management of the Corporation with respect to strategic, operational, environmental, health and safety, human resources, legal and compliance and other risks faced by the Corporation. The committee shall i) review executive managements assessment of the Company’s material risk exposures and the Company’s actions to identify, monitor and mitigate such exposures, ii) review executive managements implementation of systems and controls designed to promote compliance with applicable legal and regulatory requirements, iii) report to the Board on an annual basis with respect to the committees review of the Company’s material risks and measures in place to mitigate them, and at least annually in respect of the committees other activities.

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

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in Related Party Transactions, our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Clawback Policy

We have adopted a policy for the recovery of erroneously awarded incentive-based compensation (the “Clawback Policy”) providing for the recovery of certain incentive-based compensation from current and former executive officers in the event of counting restatement of any of the Company’s financial statements filed with the Commission under the Exchange Act, or the Securities Act of 1933, due to the Company’s material noncompliance with any financial reporting requirement under U.S. securities laws. A copy of the Clawback Policy is filed as Exhibit 97.1 to this Transition Report on Form 20-F.

6.D. Employees

As of September 30, 2025, we employed a total of 274 employees, including 28 within management, 14 within the Research and Development Department, 153 within the Production Department, 57 within the Sales Department and 22 within the Administrative Support Department. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages. We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. All of our employees are covered by worker compensation insurance arising from any job-related injuries. With respect to retirement benefits, as most of our employees are from other cities outside of Wenzhou where their retirement insurances are registered locally at their respective hometowns. The authorities in Wenzhou have instead required companies in Wenzhou to increase their coverage for Migrant Workers Medical Insurance in order to improve workers employment welfare. 100% of our employees are covered by the five statutory social benefits, and 100% are covered by Occupational Injury Insurance. Companies are not required to make contribution to the local Housing Pension in Wenzhou for the employees and since most employees are from other regions outside of Wenzhou, most of them have opted out. As of September 30, 2025, we are making contribution to the Housing Pension for 10 employees.

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

The number and percentage of Ordinary Shares beneficially owned are based on 17,272,308 Ordinary Shares issued and outstanding as of the date of this annual report. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at No. 678 Dingxiang Road, Binhai Industrial Park, Economic & Technology Development Zone, Wenzhou, P.R. China 325020.

Amount of
	Beneficial	Percentage
Named Executive Officers and Directors	Ownership (1)	Ownership (2)
Directors and Named Executive Officers:
Jiancong Huang(3)		%
Xiaofen Jin		%
Di Chen	67,286	0.39%
Yannan Chuai		%
Ran An		%
Ruihong Ma		%
Tiesheng Zhang		%
All directors and executive officers as a group (7 persons)	952,125	5.51%

5% Beneficial Owners:
Golden Hill Investment Management Co., LTD (3)	952,125	5.51%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares. All shares represent only ordinary shares held by shareholders as no options are issued or outstanding.

(2)	Calculation based on 17,272,308 ordinary shares issued and outstanding as of the date of this annual report.

(3)	Golden Hill Investment Management Co., LTD holds 952,125 ordinary shares of the Company. Golden Hill Investment Management Co., LTD has a total of fiver shareholders: Jiancong Huang, the Director and Chairman of the Board of the Company, holding 31.94%, Guolin Wang, the former director of the Company, holding 31.41%, and three other individuals who holds 27.49%, 5.5% and 3.66% respectively. Jiancong Huang is the sole director of Golden Hill Investment Management Co., LTD. The shareholders of Golden Hill Investment Management Co., LTD entered an agreement to vote in concert in ZK International on May 13, 2015. Pursuant to the agreement, which has a term of 20 years from its effective date of May 13, 2015, if the parties are unable to reach a unanimous consent in relation to the matters requiring action in concert, a decision made by more than 50% of the voting rights of the parties will be deemed a decision unanimously passed by all parties and will be binding on all parties. As a result, none of the shareholders of Golden Hill Investment Management Co., LTD has sole voting power or dispositive power of the ordinary shares of the Company held by Golden Hill Investment Management Co., LTD. Under the rule of three, if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and voting and dispositive decisions require approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities.

7.B.Related Party Transactions

Net amounts due to related parties consisted of the following as of September 30, 2025 and 2024:

		As of September 30,
Accounts	Name of related parties	2025	2024
Related party payables	Shareholder, HUANG Jian Cong	$-	$71,740
Related party payables	Affiliates of the Company	13,064	145,166
Related party receivables	Shareholder, HUANG Jian Cong	177,658	-

Related party payables represented unsecured and interest free borrowings between the Company and Huang Jiancong and other related parties to the Company. For the years ended September 30, 2025 and 2024, the Company had outstanding loans with total amount of $nil and $71,740 from its shareholder, HUANG Jian Cong.

Related party receivables represented unsecured and interest free borrowings between the Company and Huang Jiancong. For the years ended September 30, 2025, the Company had outstanding advance to Huang Jianxong with amount of $177,658, and the amount was subsequently fully repaid.

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

During 2010, we entered into two loan agreements with Raozhou Dianli Ltd and Xianjin Cao, and advanced RMB 9 million on the first loan and RMB 1.5 million on the second loan, totaled RMB 10.5 million (approximately USD 1.52 million). The terms of these two loans are both one year. Both borrowers defaulted without making any repayment when the terms expired. We later sued these two parties and, pursuant to the final judgement ruled by Jiangsu High Peoples Court, are entitled to a repayment of RMB 10.5 million plus interest with an interest rate that is four times higher than the normal interest rate in the corresponding period. The claim has been secured by real estate assets of Raozhou Dianli Ltd, which has been seized by the Court and has an appraised value of RMB 143.1 million, or about USD 21.5 million as of September 19, 2017, according the recent appraisal report, which is much higher than our claim. We are listed as the first-in-line creditor and the management believes that we will receive repayment of RMB 10.5 million plus the outstanding interest. We recorded the entire RMB 10.5 million as Other Receivable. As of September 30, 2025, 2024 and 2023, the outstanding balance is RMB 4.4 million (USD 0.62 million), RMB 4.4 million (USD 0.63 million) and RMB 4.4 million (USD 0.60 million), respectively.

In the opinion of the management, after consultation with the Company’s legal counsel, the management believes it is probable the balance will be collected as the debtor has real properties worth much more than the debt owed to the Company, however due to the illiquidity of real estate market and recent real estate market recession, the Company has written off the balance and recorded bad debt charge of $623,821. There were no other legal matters that are likely to have a material adverse effect on the Company’s financial position as of September 30, 2025, 2024, and 2023 and the results of operations or cash flows for the years ended September 30, 2025, 2024, and 2023.

Compliance with Nasdaq Continued Listing Rules

Nasdaq Listing Rule 5450(a)(1)

On October 13, 2022, the Company received written notice from the Listing Qualifications Department (the Staff) of the Nasdaq Stock Market, LLC (Nasdaq) notifying the Company that, based on the closing bid price of the Company’s ordinary shares for the last 30 consecutive trading days, the Company was no longer in compliance with the minimum bid price requirement for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share (the Minimum Bid Price Requirement), and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the Minimum Bid Price Requirement exists if the deficiency continues for a period of 30 consecutive trading days.

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

On October 10, 2023, the Company received written notice from Nasdaq that, based upon the Company’s non-compliance with the $1.00 bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) as of October 10, 2023, the Company’s securities were subject to delisting unless the Company timely requests a hearing before the Nasdaq Hearings Panel (the Panel).

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

On February 15, 2024, the Company received written notice from Nasdaq notifying the Company that, based on the closing bid price of the Company’s ordinary shares for the last 30 consecutive trading days, the Company was no longer in compliance with the Minimum Bid Price Requirement for continued listing on the Nasdaq Capital Market. Pursuant to the Nasdaq Listing Rules, the Company has been provided an initial compliance period of 180 calendar days to regain compliance with the Minimum Bid Price Requirement. To regain compliance, the closing bid price of the Ordinary Shares must be at least $1.00 per share for a minimum of 10 consecutive trading days prior to August 13, 2024, and the Company must otherwise satisfy The Nasdaq Capital Markets requirements for listing.

On August 14, 2024, the Company received a written notice from Nasdaq stating that, although the Company had not regained compliance with the minimum bid price requirement by August 13, 2024, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company is eligible for an additional 180 calendar day period, or until February 10, 2025, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the closing bid price of the Company’s ordinary shares must meet or exceed $1.00 per share for a minimum of 10 consecutive business days during this 180-day period. If the Company does not regain compliance within the allotted compliance period(s), including any extensions that may be granted by Nasdaq, Nasdaq will issue a delisting determination letter. The Company may, within seven calendar days of the date of the delisting determination letter, request in writing a written or oral hearing before a Panel to review the delisting determination,

On January 14, 2025, the board of directors of the Company approved a reverse share split ratio of 1-for-7. There can be no assurance that the Company will be able to regain compliance with the Nasdaq Capital Markets continued listing requirements on or before February 10, 2025 or that Nasdaq will grant the Company a further extension of time to regain compliance, if applicable. If we fail to regain compliance with Nasdaqs listing rules, our ordinary shares could be subject to suspension and delisting. If the ordinary shares loses its listing on the Nasdaq Capital Market, the ordinary shares would likely trade in the over-the-counter market. See Item 3. Key Information - 3.D Risk Factors Risks Related to Our Ordinary Shares If we fail to comply with the continued listing requirements of Nasdaq, we face possible suspension of trading and delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us.

On February 14, 2025, the Company received formal notification from Nasdaq, that the Company has regained compliance with the Nasdaq Minimum Bid Price Requirement. Nasdaq made this determination of compliance after the closing bid price of the Company’s ordinary shares was at $1.00 per share or greater for the last 10 consecutive business days from January 31, 2025 to February 13, 2025. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) and Nasdaq considers the prior bid price deficiency matter now closed.

Nasdaq Listing Rule 5250(c)(1)

On February 20, 2024, the Company received a written notice from the Nasdaq, notifying the Company that, since the Company had not yet filed its annual report on Form 20-F for the year ended September 30, 2023, it no longer complies with Nasdaq Listing Rules for continued listing under Listing Rule 5250(c)(1).

Under Nasdaq Listing Rules, the Company has 60 calendar days to submit a plan of compliance to Nasdaq. The Company timely submitted a plan of compliance to Nasdaq and on April 29, 2024, the Company received a letter from Nasdaq notifying it that Nasdaq granted the Company an exception to enable it to regain compliance with the Rule (the Exception). Pursuant to the Exception, the Company must file its Form 20-F for the period ended September 30, 2023 on or before June 7, 2024. Upon a subsequent request, Nasdaq has provided a further extension through August 13, 2024. In the event the Company does not satisfy these terms, Nasdaq will provide written notification that the securities of the Company will be delisted. At that time, the Company may appeal Nasdaqs determination to a Nasdaq Listing Qualifications Panel and request a hearing.

On August 12, 2024, the Company filed its annual report on Form 20-F for the year ended September 30, 2023.

On August 14, 2024, the Company received a letter from Nasdaq notifying the Company that it has regained compliance with Nasdaq Listing Rule 5250 (c) (1) regarding the filing of the annual report.

Nasdaq Listing Rule 5605(c)(2)(A)

Effective October 19, 2025, Hedong Xu resigned from our Board of Directors and Audit Committee. Prior to his resignation, Mr. Xu served as Chair of the Audit Committee, Chair of the Compensation Committee, and a member of the Nomination Committee, the Governance and Human Resource Committee and the Enterprise Risk Oversight Committee of the Company, and had been determined by the Board to be an “audit committee financial expert” in accordance with SEC rules and a “financially sophisticated audit committee member” under Nasdaq Listing Rule 5605(c)(2)(A). Following the resignation of Mr. Xu, none of the current members of the Audit Committee are a “financially sophisticated audit committee member” under Nasdaq Listing Rule 5605(c)(2)(A). The Board of Directors is actively working on identifying and appointing a qualified and capable new independent director who also meets the criteria of an “audit committee financial expert” and is a “financially sophisticated audit committee member” under Nasdaq Listing Rule 5605(c)(2)(A).

Cash Transfers Between Our Company and Our Subsidiaries

During the fiscal year ended September 30, 2025, 2024, and 2023 and until the date of this annual report, there has been no transfers, dividends, or distributions between ZK International, its subsidiaries, or to investors.

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

9.C. Markets

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol ZKIN.

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and articles of association

ZK International was incorporated on May 13, 2015 under the BVI Companies Act, 2004 as a company limited by shares. We are authorized to issue unlimited ordinary shares with no par value. As of the date of this annual report, there were 17,272,308 ordinary shares issued and outstanding.

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

Listing

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol ZKIN.

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

Shareholders voting rights

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

Meetings of Shareholders

Any of our directors may convene a meeting of shareholders at any time and in any manner and place the director considers necessary or desirable. The director convening a meeting must not give less than seven days notice of the meeting to those shareholders whose names appear as shareholders in the register of shareholders on the date of the notice and are entitled to vote at the meeting, and the other directors. Our board of directors must convene a meeting of shareholders upon the written request of shareholders entitled to exercise 30% or more of the voting rights in respect of the matter for which the meeting is requested within 28 days of receiving the written request. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

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

Meetings of directors

Our business and affairs are managed by our board of directors who make decisions by voting on resolutions of directors. Our directors are free to meet at such times and in such manner and places within or outside the BVI as they determine to be necessary or desirable. A director must be given not less than 3 days notice of a meeting of directors. At any meeting of directors, a quorum will be present if not less than one half of the total number of directors is present, unless there are only 2 directors in which case the quorum is 2. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by a majority of the directors.

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

10. D. Exchange controls

PRC Laws and Regulations relating to Foreign Exchange

General administration of foreign exchange

The principal regulation governing foreign currency exchange in the PRC is the Administrative Regulations of the PRC on Foreign Exchange (the Foreign Exchange Regulations), which were promulgated on January 29, 1996, became effective on April 1, 1996 and were last amended on August 5, 2008. Under these rules, Renminbi is generally freely convertible for payments of current account items, such as trade- and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as capital transfer, direct investment, investment in securities, derivative products or loans unless prior approval by competent authorities for the administration of foreign exchange is obtained. Under the Foreign Exchange Regulations, foreign-invested enterprises in the PRC may purchase foreign exchange without the approval of SAFE to pay dividends by providing certain evidentiary documents, including board resolutions, tax certificates, or for trade- and services-related foreign exchange transactions, by providing commercial documents evidencing such transactions.

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

Circular 19 and Circular 16

Circular 19 was promulgated by SAFE on March 30, 2015, and became effective on June 1, 2015. According to Circular 19, foreign exchange capital of foreign-invested enterprises shall be granted the benefits of Discretional Foreign Exchange Settlement (Discretional Foreign Exchange Settlement). With Discretional Foreign Exchange Settlement, foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau, or for which book-entry registration of monetary contribution has been completed by the bank, can be settled at the bank based on the actual operational needs of the foreign-invested enterprise. The allowed Discretional Foreign Exchange Settlement percentage of the foreign exchange capital of a foreign-invested enterprise has been temporarily set to be 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a foreign-invested enterprise needs to make any further payment from such account, it will still need to provide supporting documents and to complete the review process with its bank.

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

Circular 16 was issued by SAFE on June 9, 2016. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. Circular 16 provides an integrated standard for conversion of foreign exchange capital items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis applicable to all enterprises registered in the PRC. Circular 16 reiterates the principle that an enterprises Renminbi converted from foreign currency-denominated capital may not be directly or indirectly used for purposes beyond its business scope or purposes prohibited by PRC laws or regulations, and such converted Renminbi shall not be provided as loans to non-affiliated entities.

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

10.E. Taxation

PRC Taxation

Enterprise Income Tax

On March 16, 2007, the Standing Committee of the National Peoples Congress promulgated the Enterprise Income Tax Law of the PRC which was amended on February 24, 2017 and on December 6, 2007, the State Council enacted the Implementation Regulations for the Enterprise Income Tax Law of the PRC, or collectively, the PRC EIT Law. Under the PRC EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the PRC EIT Law and relevant implementing regulations, a uniform enterprise income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

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

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the State Administration of Taxation, or the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Issues regarding the Beneficial Owner in Tax Treaties, which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicants status of the beneficial owner regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the beneficial owner shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Circular 7. Pursuant to SAT Circular 7, an indirect transfer of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a reasonable commercial purpose of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to SAT Circular 7, where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of SAT Circular 7. SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

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

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute passive category income but could, in the case of certain U.S. Holders, constitute general category income.

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

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending September 30, 2025. Our actual PFIC status for the current taxable year ending September 30, 2025 will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income is passive income, defined as income from interest, dividends, rents, royalties, gains on property producing foreign personal holding company income and certain other income that does not involve the active conduct of a trade or business; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the asset test).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in from our initial public offering. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the Ordinary Shares.

If we are a PFIC for any taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any excess distribution that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a mark-to-market election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

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

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of marketable stock (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of your taxable year over your adjusted basis in such Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under Taxation of Dividends and Other Distributions on our Ordinary Shares generally would not apply.

The mark-to-market election is available only for marketable stock, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (regularly traded) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including The Nasdaq Capital Market. If the Ordinary Shares are regularly traded on The Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a qualified electing fund election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holders pro rata share of the corporations earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

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

Foreign Exchange Risk

While our reporting currency is the U.S. Dollar, our consolidated sales and consolidated costs and expenses occurred within the PRC are denominated in the RMB. As a result, we are exposed to foreign exchange risk as our sales and results of operations may be affected by fluctuations in the exchange rate between the U.S. Dollar and the RMB. If the RMB depreciates against the U.S. Dollar, the value of our RMB sales, earnings and assets as expressed in our U.S. Dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and stockholders equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of stockholders equity. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in Chinas political and economic conditions. Since July 2005, the RMB has not been pegged to the U.S. dollar and, although the Peoples Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar or the Euro in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in RMB exchange rate and lessen intervention in the foreign exchange market. Although the RMB strengthened against the U.S. dollar over the last five years, the RMBs significant weakening against the U.S. dollar since July 2015 has largely undone such prior increases.

Interest Rate Risk

Our interest rate risk arises from short and long-term borrowings. As of September 30, 2025 and 2024, we had borrowings with fixed interest rates and therefore we were exposed to fair value interest rate risk.

As of September 30, 2025 and 2024 we had no long-term interest-bearing assets.

Credit Risk

Our cash is invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, and accounts receivable. As of September 30, 2025 and 2024, $2,305,332 and $3,823,585, respectively, of the Company’s cash was on deposit at financial institutions in the PRC. While management believes that these financial institutions are of high credit quality, it also continually monitors their creditworthiness.

Contracts receivable and accounts receivable are typically unsecured and derived from revenue earned from customers, thereby they are exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers creditworthiness and its ongoing monitoring of outstanding balances.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders and Use of Proceeds

See Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Ordinary Shares for a description of the rights of securities holders.

Use of Proceeds

Not applicable for annual reports on Form 20-F.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Evaluation of Disclosure Controls and Procedures.

As of September 30, 2025, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2025, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Managements annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2025. In making its assessment, management used the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the 2013 COSO Framework). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a Company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of September 30, 2025, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

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

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended September 30, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

With the resignation of Hedong Xu from the Board of Directors and Audit Committee (effective October 19, 2025), none of the present audit committee members met the criteria of an “audit committee financial expert” as defined by the regulations of the United States Securities and Exchange Commission and therefore, as of the date of this Annual Report, there is no audit committee financial expert. Our Board of Directors is actively working on identifying and appointing a qualified and capable new independent director who also meets the criteria of an “audit committee financial expert” and fulfills the requirements of the Nasdaq Capital Market standards.

The Company’s board of directors has also determined that members of the Audit Committee are all independent in accordance with the applicable Nasdaq Capital Market standards.

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

On June 4, 2024, ZH CPA, LLC notified the Company of its decision to resign as the Company’s auditor. The Audit Committee and the Board of Directors of the Company ratified the appointment of Fortune CPA, Inc. as its new independent registered public accounting firm to audit the Company’s financial statements, effective on June 2, 2024. See Item 16F.Change In Registrants Certifying Accountant.

Fortune CPA, Inc. was appointed by the Company to serve as its independent registered public accounting firm for the fiscal years ended September 30, 2025 and 2024. Audit services provided by Fortune CPA, Inc. for fiscal years ended September 30, 2025 and 2024 included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

Fortune CPA, Inc.’s fees for the annual audit of our financial statements for the fiscal years ended 2025 and 2024 was $180,000 and $180,000, respectively, excluding travel and other out-of-pocket expenses.

Audit-Related Fees

Fortune CPA, Inc. did not provide audit related service during the fiscal year ended September 30, 2025.

Tax Fees

Fortune CPA, Inc. did not provide tax services for the fiscal year ended September 30, 2025.

All Other Fees

The Company did not paid Fortune CPA, Inc. for any other services in fiscal year ended September 30, 2025.

Audit Committee Pre-Approval Policies

Before each of Fortune CPA, Inc. and ZH CPA, LLC was engaged by the Company to render audit services, the engagement was approved by the Company’s audit committee. All services rendered by Fortune CPA, Inc. and ZH CPA, LLC have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants engagement to audit our consolidated financial statements for the fiscal years ended September 30, 2025 and 2024 that were attributed to work performed by persons other than Fortune CPA, Inc.’s full-time permanent employees was nil and nil, respectively.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal years ended September 30, 2025 and 2024.

ITEM 16F. CHANGE IN REGISTRANTS CERTIFYING ACCOUNTANT

On June 4, 2024, ZH CPA, LLC notified the Company of its decision to resign as the Company’s auditor. The decision to change the independent registered public accounting firm was recommended and approved by the Audit Committee and the Board of Directors of the Company. During the fiscal years ended September 30, 2023 and 2022 and any subsequent interim periods through June 4, 2024, the date of dismissal, (a) there were no disagreements between the Company and ZH CPA, LLC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of ZH CPA, LLC, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no reportable events as described in Item 304(a)(1)(v) of Regulation S-K.

The Audit Committee and the Board of Directors of the Company ratified the appointment of Fortune CPA, Inc. as its new independent registered public accounting firm to audit the Company’s financial statements, effective on June 2, 2024. During the fiscal years ended September 30, 2023 and 2022 and any subsequent interim periods through June 2, 2024, the date of the engagement of Fortune CPA, Inc., neither the Company, nor someone on its behalf, has consulted Fortune CPA, Inc. regarding:

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

During the fiscal years ended September 30, 2025 and 2024, we have elected to follow home country practice in British Virgin Islands in lieu of Nasdaq Listing Rule 5600 with the exception of those rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3).

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

We may in the future decide to use the foreign private issuer exemption with respect to other Nasdaq Capital Market corporate governance rules. See Item 3. Key Information D. Risk Factors - Risks Related to Our Ordinary Shares - As a foreign private issuer, we are permitted to, and did, follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

As a manufacturer and supplier of a wide range of stainless steel products, we recognize the importance of developing, implementing, and maintaining appropriate and adequate administrative and technical measures to safeguard our information management security systems and protect the confidentiality, integrity, and availability of data. Therefore, we have developed and maintained a comprehensive cybersecurity risk management program that focuses on monitoring, risk mitigation and risk response, in order to ensure the security and safety of our computer systems, networks, cloud services, software, and all data stored therein.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of ZK International Group Co., Ltd (Exhibit 1.1 to the Form 6-K furnished on June 28, 2022 and is incorporated herein by reference)

2.1	Form of Debenture (Exhibit 10.2 to the Form 6-K furnished on October 20, 2020 and is incorporated herein by reference)

2.2	Form of Warrant (Exhibit 4.1 to the Form 6-K furnished on February 23, 2021 and is incorporated herein by reference)

2.3	Form of Warrant (Exhibit 4.2 to the Form 6-K furnished on February 23, 2021 and is incorporated herein by reference)

2.4	2021 Equity Incentive Plan (Exhibit 10.1 to the Form 6-K furnished on March 31, 2021 and is incorporated herein by reference)

2.5	Form of Debenture (Exhibit 4.1 to the Form 6-K furnished on August 27, 2021 and is incorporated herein by reference)

2.6	2025 Equity Incentive Plan (Exhibit 99.1 to the Form 6-K furnished on August 21, 2025 and is incorporated herein by reference)

2.7*	Description of Rights of Securities Registered under Section 12 of the Securities and Exchange Act of 1934.

3.1	Controlling shareholders agreement to vote in concert dated May 13, 2015 (Exhibit 10.2 to the Form F-1 initially filed on May 24, 2017 and is incorporated herein by reference)

4.1	Form of Securities Purchase Agreement between the Company and the investors (Exhibit 10.1 to the Form 6-K furnished on October 20, 2020 and is incorporated herein by reference)

4.2	Form of Securities Purchase Agreement between the Company and the investors (Exhibit 10.1 to the Form 6-K furnished on January 8, 2021 and is incorporated herein by reference)

4.3	Consultancy Agreement between ZK International Group Co., Ltd. and Dentoro Alliance LP, dated February 15, 2021 (Exhibit 10.1 to the Form 6-K furnished on February 23, 2021 and is incorporated herein by reference)

4.4	Securities Purchase Agreement, dated as of February 22, 2021 by and among the Company and certain investors (Exhibit 10.1 to the Form 6-K furnished on February 23, 2021 and is incorporated herein by reference)

4.5	Consulting Agreement between the Company and Susan Kilkenny dated April 5, 2021 (Exhibit 10.1 to the Form 6-K furnished on April 5, 2021 and is incorporated herein by reference)

4.6	Subscription of Shares Agreement among the Company, CG Malta and xSigma dated April 4, 2021 (Exhibit 10.1 to the Form 6-K furnished on April 8, 2021 and is incorporated herein by reference)

4.7	Shareholders Agreement among shareholders of CG Malta dated April 4, 2021 (Exhibit 10.2 to the Form 6-K furnished on April 8, 2021 and is incorporated herein by reference)

4.8	Subscription of Shares Agreement between CG Malta and xSigma dated April 4, 2021 (incorporated by reference to exhibit 10.1 to the report of foreign private issuer on Form 6-K of the Company filed on August 13, 2021)

4.9	Amendment to the Subscription of Shares Agreement between CG Malta and xSigma dated August 4, 2021 (incorporated by reference to exhibit 10.2 to the report of foreign private issuer on Form 6-K of the Company filed on August 13, 2021)

4.10	Securities Purchase Agreement, dated as of August 25, 2021 by and among the Company and certain investors (Exhibit 10.1 to the Form 6-K furnished on August 27, 2021 and is incorporated herein by reference)

4.11	Amendment to the Subscription of Shares Agreement Between CG Malta Holding Limited and XSigma Entertainment Ltd. dated December 27, 2021 (Exhibit 10.1 to the Form 6-K furnished on December 30, 2021 and is incorporated herein by reference)

4.12	Employment Agreement between ZK International Group Co., Ltd. and Xiaofen Jin, dated July 21, 2023 (Exhibit 4.1 to the Form 6-K furnished on July 26, 2023 and is incorporated herein by reference)

4.13	Settlement Agreement, dated November 27, 2023 (Exhibit 10.1 to the Form 6-K furnished on December 1, 2023 and is incorporated herein by reference)

4.14	Form of the Securities Purchase Agreement (Exhibit 10.1 to the Form 6-K furnished on December 1, 2023 and is incorporated herein by reference)

4.15	Form of Securities Agreement (Exhibit 99.2 to the Form 6-K furnished on July 23, 2024 and is incorporated herein by reference)

4.16	Form of Registration Rights Agreement (Exhibit 99.3 to the Form 6-K furnished on July 23, 2024 and is incorporated herein by reference)

4.17	Employment Agreement by and between the Company and Mr. Ruihong Ma, dated October 3, 2025 (Exhibit 10.1 to the Form 6-K furnished on October 6, 2025 and is incorporated by reference herein).

4.18	Form of Securities Purchase Agreement (Exhibit 99.1 to the Form 6-K furnished on October 20, 2025 and is incorporated herein by reference)

8.1	List of Subsidiaries of the Registrant (Exhibit 8.1 to the Form 20-F furnished on January 28, 2022 and is incorporated herein by reference)

11.1	Code of Business Conduct and Ethics (Exhibit 14.1 to the Form F-1 initially filed on May 24, 2017 and is incorporated herein by reference)

11.2	Insider Trading Policies (filed as Exhibit 11.2 to the Form 20 - F filed on August 13, 2024 and incorporated by reference herein)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

97.1	Executive Compensation Recovery Policy (filed as Exhibit 97.1 to the Form 20 - F filed on August 13, 2024 and incorporated by reference herein)

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZK INTERNATIONAL GROUP CO., LTD.

By:	/s/ Ruihong Ma
	Name:	Ruihong Ma
	Title:	Chief Executive Officer

Date: February 4, 2026

ZK INTERNATIONAL GROUP CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
ZK International Group Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ZK International Group Co., Ltd. (“the Company”) as of September 30, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

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

Going Concern

As described further in Note 2 to the consolidated financial statements, the Company has incurred loss, and accumulated deficit during September 30, 2025 that raise substantial doubt about its ability to continue as a going concern.

We determined the Company’s ability to continue as a going concern is a critical audit matter due to the estimation and uncertainty regarding the Company’s future net loss and the risk of bias in management’s judgments and assumptions in estimating these cash flows.

Our audit procedures related to the Company’s assertion on its ability to continue as a going concern included the following, among others:

We reviewed the Company’s working capital and liquidity ratios, operating expenses, revenues and uses and sources of cash used in management’s assessment of whether the Company has sufficient liquidity to fund operations for at least one year from the financial statement issuance date. This testing included inquiries with management, the Company’s financing arrangements in place as of the report date, market and industry factors and consideration of the Company’s relationships with its financing partners.

/s/ Fortune CPA, Inc

We have served as the Company’s auditor since 2024.

Garden Grove, CA

February 4, 2026

PCAOB # 6901

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of September 30,
	2025	2024
Assets
Current assets
Cash and cash equivalents	$2,306,571	$4,009,387
Restricted cash	1,512,639	103,917
Short-term Investment	-	50,111
Accounts receivable, net of allowance for doubtful accounts and provision for expected credit loss of $8,256,737 and $7,580,664, respectively	23,088,679	22,393,810
Notes receivable	161,567	355,761
Prepayment, deposit and other receivable - current	3,827,702	4,657,014
Due from related parties	177,658	-
Inventories	13,079,177	13,528,170
Advance to suppliers	1,596,383	17,641,946
Total current assets	45,750,376	62,740,116
Property, plant and equipment, net	7,806,396	8,104,335
Right-of-use asset – Operating lease	299,807	162,103
Intangible assets, net	1,172,324	1,282,939
Deferred tax assets	-	—
Prepayment, deposit and other receivable - Non-current	-	271,201
Long-term prepayment	-	—
Long-term accounts receivable	5,371,315	5,379,311
Long-term investment	2,467,500	2,046,868
TOTAL ASSETS	$62,867,718	$79,986,873

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,485,280	$3,125,104
Accrued expenses and other current liabilities	4,372,537	4,261,080
Operating lease liability - current	52,483	12,280
Accrued payroll and welfare	2,730,888	2,323,244
Advance from customers	1,125,528	14,861,280
Due to related parties	13,064	216,906
Convertible debentures	4,998,754	4,917,683
Bank borrowings - current	12,072,623	10,259,918
Long-term Bank borrowings - current	3,945,077	9,765,447
Notes payables	81,037	124,957
Income tax payable	-	—
Total current liabilities	31,877,271	49,867,899
Operating lease liability – non-current	56,281	—
Bank borrowings – non-current	6,319,708	1,802,468
TOTAL LIABILITIES	$38,253,260	$51,670,367

COMMITMENTS AND CONTINGENCIES		—

Equity
Common stock, no par value, 50,000,000 shares authorized, 6,612,308 and 5,163,946 shares issued and outstanding, respectively		—
Additional paid-in capital	79,024,091	77,886,898
Statutory surplus reserve	3,176,556	3,176,556
Subscription receivable	(125,000)	(125,000)
Retained earnings (Deficits)	(54,433,757)	(50,448,573)
Accumulated other comprehensive loss	(3,144,036)	(2,326,968)
Total equity attributable to ZK International Group Co., Ltd.	24,497,854	28,162,913
Equity attributable to non-controlling interests	116,604	153,593
Total equity	24,614,458	28,316,506
TOTAL LIABILITIES AND EQUITY	$62,867,718	$79,986,873

*	The financial statements give retroactive effect to the January 31, 2025 one-for-seven reverse share split.

The accompanying notes are an integral part of these consolidated financial statements.

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	For the year ended September 30,
	2025	2024	2023
Revenues	$71,241,683	$108,199,877	$111,599,686
Cost of sales	(67,201,491)	(101,652,681)	(110,303,270)
Gross profit	4,040,192	6,547,196	1,296,416

Operating expenses:
Selling and marketing expenses	1,531,222	1,639,873	2,117,810
General and administrative expenses	4,145,269	4,829,103	5,144,340
Asset impairment loss	1,757,042	599,709	53,203,517
Research and development costs	859,697	1,196,746	1,274,337
Total operating expenses	8,293,230	8,265,431	61,740,004

Operating loss	(4,253,038)	(1,718,235)	(60,443,588)

Other income (expenses):
Interest expenses	(330,233)	(1,232,686)	(1,583,734)
Interest income	6,737	15,142	36,699
Income on investment	428,654	—	—
Other income (expense), net	131,602	164,319	240,378
Total other income (expenses), net	236,760	(1,053,225)	(1,306,657)

Loss before income taxes	(4,016,278)	(2,771,460)	(61,750,245)

Income tax (expense) recovery	948	(12,106)	459,855

Net loss	$(4,015,330)	$(2,783,566)	$(61,290,390)
Net (loss) income attributable to non-controlling interests	(30,146)	(1,650)	(229,596)

Net loss attributable to ZK International Group Co., Ltd.	(3,985,184)	(2,781,916)	$(61,060,794)

Net loss	$(4,015,330)	$(2,783,566)	$(61,290,390)

Other comprehensive income (loss):
Foreign currency translation adjustment	(823,911)	861,280	(549,332)

Total comprehensive loss	$(4,839,241)	$(1,922,286)	$(61,839,722)
Comprehensive loss (income) attributable to non-controlling interests	36,989	4,387	228,696
Comprehensive loss attributable to ZK International Group Co., Ltd.	$(4,802,252)	$(1,917,899)	$(61,611,026)

Basic and diluted loss per share
Basic	$(0.70)	$(0.57)	$(10.76)
Diluted	(0.70)	(0.57)	(10.76)
Weighted average number of shares outstanding
Basic	5,677,182	4,908,345	4,492,280
Diluted	5,691,284	4,908,345	4,492,280

*	The financial statements give retroactive effect to the January 31, 2025 one-for-seven reverse share split.

The accompanying notes are an integral part of these consolidated financial statements.

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	Shares	Additional paid-in capital	Subscription Receivable	Statutory surplus reserve	Retained earnings (deficits)	Accumulated other comprehensive income (loss)	Non- controlling interests	Total equity

Balance at September 30, 2022	4,341,848	70,872,765	(125,000)	3,176,556	13,394,137	(2,640,753)	386,676	85,064,381
Stock-based compensation	371,400	1,839,733						1,839,733
Unearned Compensation		174,400						174,400
Foreign currency translations						(550,232)	900	(549,332)
Net loss					(61,060,794)		(229,596)	(61,290,390)
Balance at September 30, 2023	4,713,248	72,886,898.00	(125,000.00)	3,176,556.00	(47,666,657)	(3,190,985)	157,980	25,238,792
Issuance shares	450,698	5,000,000.00						5,000,000
Foreign currency translations						864,017	(2,737)	861,280
Net loss					(2,781,916)		(1,650)	(2,783,566)
Balance at September 30, 2024	5,163,946	77,886,898	(125,000)	3,176,556	(50,448,573)	(2,326,968)	153,593	28,316,506

Stock-based compensation	1,200,000	1,137,193						1,137,193
Round-up Shares for Stock Split	68,523	-
Cashless Warrant Exercise	179,839	-
Foreign currency translations						(817,068)	(6,843)	(823,911)
Net loss					(3,985,184)		(30,146)	(4,015,330)

Balance at September 30, 2025	6,612,308	79,024,091	(125,000)	3,176,556	(54,433,757)	(3,144,036)	116,604	24,614,458

*	The financial statements give retroactive effect to the January 31, 2025 one-for-seven reverse share split.

The accompanying notes are an integral part of these consolidated financial statements.

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the year ended September 30,
	2025	2024	2023
Cash Flows from Operating Activities:
Net loss	$(4,015,330)	$(2,783,566)	$(61,290,390)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation expense	714,469	618,719	677,275
Amortization expense	154,582	230,611	298,431
Bad debt expense and credit loss	1,757,042	599,709	17,897,334
Deferred tax expenses		—	322,897
Gain on investment	(420,632)	—	—
Impairment on intangible assets and long-term investment		—	35,346,769
Change in unrecognized tax benefits		—	(823,340)
Stock compensation expense	1,137,193	—	2,014,133
Interest expense of convertible notes	81,071	906,459	658,913
Interest expense (income) of accounts receivable factoring	(483,680)	(478,733)	359,051
Changes in operating assets and liabilities:
Accounts receivable	(2,035,966)	(7,193,497)	8,165,567
Other receivables and prepayments	1,100,513	(4,249,882)	349,612
Notes receivable	194,194	(300,936)	(6,676)
Inventories	448,993	(4,409,255)	2,870,541
Advance to suppliers	16,045,563	(12,831,902)	1,401,001
Accounts payable	(639,824)	513,884	(7,451,608)
Notes payable	(43,920)	83,839	(666,355)
Accrued expenses and other current liabilities	111,457	(703,812)	(1,918,915)
Accrued payroll and welfare	407,644	404,829	130,063
Advance from customers	(13,735,752)	14,039,586	(923,844)
Income tax payable		(669)	—
Long-term prepaid expenses		—	707,470
Lease liability - Operating lease	(41,220)	(139,543)	(23,841)
Net cash provided by (used in) operating activities	736,397	(6,878,500)	(1,905,912)

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(588,551)	(603,054)	(656,178)
Purchase of CIP		—	(930,814)
Purchases of intangible assets	(63,438)	—	(707,470)
Investment into Recruiter.Com Group Inc		(1,750,000)	—
Net cash used in investing activities	(651,989)	(2,353,054)	(2,294,462)

Cash Flows from Financing activities:
Net proceeds released from (placed into) short-term investment	50,111	—	852,542
Proceeds from short-term bank borrowings	22,872,790	15,823,883	21,486,396
Repayments of short-term bank borrowings	(22,062,946)	(12,706,162)	(19,350,091)
Net (repayment) receiving for due to related parties	(381,500)	(894,095)	(920,690)
Repayment of other borrowing		—	—
Proceeds from stock issuances		5,000,000	—
Net cash provided by (used in) financing activities	478,455	7,223,626	2,068,157

Effect of exchange rate changes on cash	(856,957)	1,075,826	(439,515)

Net (decrease) increase in cash, cash equivalents and restricted cash	(294,094)	(932,102)	(2,571,733)
Cash and cash equivalents and restricted cash at the beginning of period	4,113,304	5,045,406	7,617,139
Cash, cash equivalents and restricted cash at the end of period	$3,819,210	$4,113,304	$5,045,406

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$13,767	$47,785	$38,695
Cash paid for interest expenses	$708,623	$758,686	$774,929

Non-cash transactions
Offset between due from related parties and due to related parties balances	$314,434	—	545,844
Intangible assets obtained in exchange for settlement of long-term deposit	$-	—	707,470

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

The Company is authorized to issue unlimited number of ordinary shares, with no par value. 6,612,308 shares were issued and outstanding as of September 30, 2025. The ownership interests described below are based on the shareholders’ portion of the authorized ordinary shares. ZK International is a holding company and is currently not actively engaging in any business.

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

The registered principal activities of ZK Pipe are technical research of metal pipe and fittings, metal take-up valve plumbing and water purifying plant, and imports and exports of goods. ZK Pipe had not commenced operations as of September 30, 2025.

Wenzhou Weijia Pipeline Development Co., Ltd. (“Wenzhou Weijia”)

Wenzhou Weijia was incorporated on June 17, 2015 in Wenzhou and is a wholly owned subsidiary of ZK Pipe. Wenzhou Weijia is a wholly-foreign owned enterprise organized the laws of the People’s Republic of China. The registered capital is USD 20,000,000 and the paid-in capital was zero as of September 30, 2025.

The registered principal activities of Wenzhou Weijia are technical research, technical service and sales of metal pipe and fittings and light industry machinery and equipment, and imports and exports of goods and technology. Wenzhou Weijia had not commenced operations as of September 30, 2025.

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

ZK International (ZK Uganda)

ZK Uganda was incorporated on March 23, 2018 under the laws of the Republic of Uganda. Its registered capital is 20 Million Uganda Shillings, and the paid-in capital was zero as of September 30, 2018. ZK Uganda is 80% owned by ZK International and 20% owned by a third-party individual. ZK Uganda is currently not engaging in any business but plans to seek such opportunities that would complement and diversify the current business operations of the Company. The paid-in capital was zero as of September 30, 2025.

Hongyun (Wenzhou) Global Trading Limited. (“Hongyun”)

Hongyun was incorporated on November 15, 2021 in Wenzhou under the laws of the People’s Republic of China. The registered capital is RMB 2,880,000 and the paid-in capital was zero as of September 30, 2025. The principal activities of Hongyun is trading of nickel materials.

Wenzhou Suona Piping Limited. (“Suona”)

Suona was incorporated on October 29, 2021 in Wenzhou under the laws of the People’s Republic of China and is a 99% owned subsidiary of Wenzhou Weijia. The registered capital is RMB 10,000,000 and the paid-in capital was zero as of September 30, 2025. The principal activities of Suona is trading of nickel materials.

xSigma Corporation (“xSigma Corporation”)

xSigma Corporation (“xSigma Corporation”) was incorporated on January 18, 2018 under the laws of the British Virgin Islands. Its registered capital is USD 50,000, and the paid-in capital was zero as of September 30, 2025. xSigma Corporation is 51% owned by ZK International. xSigma Corporation is a blockchain R&D lab that explores decentralized finance (“DeFi”) and cryptocurrency market. xSigma Corporation has been focused on two projects: DeFi protocol (stablecoin DEX) and the ETF-like protocol xTF by xSigma. The ultimate objective of xSigma Corporation is to build an ecosystem of products for finance and blockchain.

xSigma Collectibles Limited (“xSigma Collectibles”)

xSigma Collectibles Limited (“xSigma Collectibles”) was incorporated on July 6, 2021 under the laws of the British Virgin Islands. Its registered capital is USD 100, and the paid-in capital was zero as of September 30, 2025. xSigma Collectibles launched MaximNFT (“MaximNFT”), available at www.maximnft.com, the exclusive NFT (Non-Fungible Token) marketplace of the iconic men’s lifestyle brand. MaximNFT seeks to provide the best customer experience and innovative NFT solutions. It will allow customers to create and sell NFTs on various blockchains, including, but not limited to, Ethereum, Binance Smart Chain, and Polkadot.

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

xSigma Trading LLC (“xSigma Trading”)

xSigma Trading LLC (“xSigma Trading”) was incorporated on June 7, 2021 under the laws of the Delaware, United States. Its registered capital was zero, and the paid-in capital was zero as of September 30, 2025. xSigma Trading is a holding entity and is currently not engaging in any business. The entity has not commenced operation as of September 30, 2025.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Presentation and Principles of Consolidation

The accompanying consolidated financial statements and related notes have been prepared in accordance with generally accepted accounting principles in the United Stated of America. All inter-company transactions and balances have been eliminated upon consolidation.

	Registered		Ownership as of the
Entity Name	Location	Background	issuance date of the report
ZK International	BVI	● Incorporated on May 13, 2015	5.51% by Golden Hill Investment Management Co., Ltd.
● Registered capital of USD 50,000, not paid
		● A holding company with no operation activities itself for the years then ended	5.92% by WANG Guo Lin

ZK Pipe	Hong Kong	● Incorporated on May 28, 2015
		● Registered capital of HKD 1,000,000, not paid	100% by ZK International
● Have not commenced operations

Wenzhou Weijia	Wenzhou	● Incorporated on June 17, 2015
		● Registered capital of USD 20,000,000, not paid	100% by ZK Pipe
● Have not commenced operations

Zhejiang Zhengkang	Wenzhou	● Incorporated on December 4, 2001	99% by Wenzhou Weijia
		● Registered capital of RMB 100,000,000, RMB 30,000,000 paid	1% by HUANG Jian Cong
● Principally operated in manufacturing and sales of steel strip, steel pipe and fittings

Wenzhou Zhengfeng	Wenzhou	● Incorporated on December 24, 1999
		● Registered capital of RMB 2,880,000, fully paid	100% by Zhejiang Zhengkang
● Principally operated in trading of steel strip, mainly purchased from Zhejiang Zhengkang

ZK Uganda	Uganda	● Incorporated on March 23, 2018
		● Registered capital of 20 Million Uganda Shillings, not paid.	80% by ZK International

Hongyun	Wenzhou	● Incorporated on November 15, 2021
		● Registered capital of RMB 1,880,000, not paid	100% by Wenzhou Weijia

Suona	Wenzhou	● Incorporated on October 29, 2021
		● Registered capital of RMB 10,000,000, not paid	99% by Wenzhou Weijia

xSigma Corporation	BVI	● Incorporated on January 18, 2018
		● Registered capital of USD 50,000, not paid	51% by ZK International
● Have not commenced operations

xSigma Collectibles Limited	BVI	● Incorporated on July 6, 2021
		● Registered capital of USD 100, not paid	100% by ZK International
● Principally operated in NFT (Non-Fungible Token) marketplace

xSigma Entertainment Limited	BVI	● Incorporated on March 17, 2021
		● Registered capital of USD 50,000, not paid	100% by ZK International
● A holding company that holds ownership in CG Malta, a sports betting and casino operator

xSigma Trading LLC	Delaware, United States	● Incorporated on June 7, 2021	100% by xSigma Corporation
● Registered capital and paid in capital was zero
● Have not commenced operations

Going Concern Consideration

The consolidated financial statements for the years ended September 30, 2025 and 2024 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

As reflected in the consolidated financial statements, the Company has incurred net losses of $4,015,330, $2,783,566 and $61,290,390 for the years ended September 30, 2025, 2024 and 2023, respectively. The Company had accumulated deficits amounted to $54,433,757 as of September 30, 2025. Net cash provided by operating activities was $736,397 for the year ended September 30, 2025. These conditions raised substantial doubts about the Company’s ability to continue as a going concern.

The Company meets its day-to-day working capital requirements through its bank facilities. Most of the bank borrowings as of September 30, 2025, that are repayable within the next 12 months, are subject to renewal, and the management is confident that these borrowings can be renewed upon expiration based on the Company’s past experience and credit history. In addition, the Company had a positive working capital of $13,873,105 as of September 30, 2025.

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

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates include, but are not limited to, expected credit loss of accounts receivable, inventory valuation, useful life of property, plant and equipment, intangible asset impairment, allowances of long-term prepayment, long-term investment impairment, and income taxes related to realization of deferred tax assets, right-of-use assets, stock-based compensation, and uncertain tax position. Actual results could differ from those estimates.

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

The relevant exchange rates are listed below:

	For the Fiscal Years
	Ended September 30
	2025	2024	2023
Period Ended RMB: USD exchange rate	7.1190	7.0176	7.2960
Period Average RMB: USD exchange rate	7.2125	7.2043	7.0533

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

Short-term Investment

The Company’s short-term Investment consists of short-term held-to-maturity investments, and term deposits, in commercial banks with original maturities of more than 90 day but less than one year. As of September 30, 2025, the Company has short-term investment of $nil, while it had $50,111 short-term investment as of September 30, 2024.

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

The allowance for doubtful accounts recognized as of September 30, 2025 and 2024 was $8,256,737 and $7,580,664, respectively.

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

No provision for inventory was recognized for the fiscal years ended as of September 30, 2025 and 2024.

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

For the Company’s financial instruments, including cash and cash equivalents, restricted cash, short-term investment, accounts receivable, accounts payable, short-term investment, other current assets, due to related parties, convertible notes, lease liabilities, other liabilities, notes receivable, notes payable, bank borrowings, long-term prepayment, long-term accounts receivable, other receivables and other borrowings, the carrying amounts approximate their fair values due to their short maturities as of September 30, 2025 and 2024. For lease liabilities, fair value approximates their carrying value at the year end as the interest rates used to discount the host contracts approximate market rates. The carrying amount of the non-current bank borrowings approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities.

The Company noted no transfers between levels during any of the periods presented. The company did not identify any instruments that were measured at fair value on a recurring nor non-recurring basis for the year ended September 30, 2025 and 2024.

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

Property and Equipment, net

Property, plant, and equipment are recorded at cost less accumulated depreciation. Depreciation commences upon placing the asset in usage and is recognized on a straight-line basis over the estimated useful lives of the assets, as follows:

Useful lives
Buildings	10-40 years
Machinery	3-10 years
Furniture, fixtures, and equipment	3-10 years
Motor vehicles	3-10 years

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

There was no impairment charge recognized for long - lived assets for the fiscal years ended as of September 30, 2025 and 2024.

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

Government grants as the compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable. During the years ended as of September 30, 2025, 2024 and 2023, $34,027, $22,684 and $337,216, respectively, government grants were recognized as other income for financial support to the Company under local government’s innovation incentive programs.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development reimbursements and grants received from government are recorded by the Company as a reduction of research and development costs.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby it calculates deferred tax assets or liabilities for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted tax rates applicable to the years in which those temporary differences are expected to be reversed or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. For the fiscal years ended as of September 30, 2025, we have a full valuation allowance of $1.85 million recorded against our net deferred tax asset, primarily due to our experiencing a three-year cumulative operating loss. This amount will not be released until we have earnings and forecasted income which provide sufficient positive evidence that our deferred tax assets will more likely than not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as non-current amounts.

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. There was no tax (expense) benefits recorded for the years ended as of September 30, 2025 and 2024.

Advertising costs

Advertising costs are expensed as incurred in accordance with ASC 720-35 Other Expense-Advertising costs. Advertising costs were $110,324, $42,488, and $19,972 for years ended September 30, 2025, 2024 and 2023, respectively.

Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss) from foreign currency adjustments. Comprehensive income (loss) is reported in the consolidated statements of operations and comprehensive income. Accumulated other comprehensive income (loss), as presented on the balance sheets are the cumulative foreign currency translation adjustments. As of September 30, 2025 and 2024, the Company recorded accumulated other comprehensive loss balance of $3,128,020 and $2,326,968, respectively.

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

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of September 30, 2025 and 2024:

	As of September 30,
	2025	2024
Accounts receivable, gross	$31,345,417	$29,974,474
Less: allowance for doubtful accounts	(8,256,737)	(7,580,664)
Accounts receivable, net	$23,088,679	$22,393,810

The Company recorded $1,757,042 and $682,496 bad debt expense during the year ended September 30, 2025 and 2024, respectively. During the years ended September 30, 2025 and 2024, there was bad-debt write-off recorded by the Company with amount of $1,019,711 and $nil, respectively.

Changes of allowance for doubtful accounts for the years ended September 30, 2025 and 2024 are as follow:

	As of September 30,
	2025	2024
Beginning balance	$7,580,664	$6,617,485
Additional reserve through bad debt expense	1,731,539	700,653
Bad-debt write off	(1,019,711)	—
Exchange difference	(35,755)	262,526
Ending balance	$8,256,737	$7,580,664

NOTE 4 – PREPAYMENT, DEPOSIT AND OTHER RECEIVABLE - CURRENT

Our current prepayment, deposit and other receivable consisted of the following as of September 30, 2025 and 2024:

Accounts receivable consisted of the following as of September 30, 2025 and 2024:

	As of September 30,
	2025	2024
Advance to third parties*	$2,601,051	$3,151,947
Advance to investment escrow account	1,000,000	1,000,000
Others	226,651	505,067
Total	$3,827,702	$4,657,014

*	Advance to third parties are short term in nature and are due on demand with no interest bearing.

NOTE 5 – INVENTORIES

Inventories as of September 30, 2025 and 2024 consisted of the following:

	As of September 30,
	2025	2024
Raw materials	$61,653	$855,488
Work-in-process	5,741,923	6,914,276
Finished goods	7,275,601	5,758,406
Provision for inventory impairment	-	—
Total	$13,079,177	$13,528,170

As of September 30, 2025 and 2024, the Company pledged no inventory to secure banking facilities granted to the Company, respectively.

No impairment provision of inventories recorded for lower of cost or net realizable value adjustments for the fiscal years ended September 30, 2025 and 2024.

NOTE 6 – ADVANCE TO SUPPLIERS AND ADVANCE FROM CUSTOMERS

Advance to suppliers consisted of the following:

	As of September 30,
	2025	2024
Prepayments for materials purchased	$1,596,383	$17,641,946

Advance from customers consisted of the following:

	As of September 30,
	2025	2024
Prepayments from customers	$1,125,528	$14,861,280

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following as of September 30, 2025 and 2024:

	As of September 30,
	2025	2024
Buildings	$5,802,420	$5,886,262
Machinery	8,826,527	8,446,168
Furniture, fixtures and equipment	671,539	647,880
Motor vehicles	464,794	471,510
Total property plant and equipment, at cost	15,765,280	15,451,820
Less: accumulated depreciation	(7,960,475)	(7,347,486)
	7,804,805	8,104,335
Construction in progress (“CIP”)	1,591	—
Property, plant and equipment, net	$7,806,396	$8,104,335

Depreciation expense was $714,469 and $618,719 for the years ended September 30, 2025 and 2024, respectively.

As of September 30, 2025 and 2024, the Company pledged buildings and machinery to secure banking facilities granted to the Company. The carrying values of the pledged buildings to secure bank borrowings by the Company are shown in Note 13.

NOTE 8 – INTANGIBLE ASSETS

	As of September 30,
	2025	2024
Land use rights, cost	$559,256	$567,337
Software, cost	80,441	1,305,535
Patent, cost	1,391,089	1,411,189
Other intangible assets, cost	1,124	1,140
Less: impairment charge	—	—
Less: accumulated amortization	(859,586)	(2,002,262)
Intangible assets, net	$1,172,324	$1,282,939

The land use right represents the Company’s land use rights in Wenzhou’s plant, which had been pledged to secure the Company’s banking facilities granted to the Company as of September 30, 2025 and 2024. The carrying values of the pledged land use rights to secure bank borrowings by the Company are shown in Note 13.

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

Amortization expense was $154,582 and $230,611 for the years ended September 30, 2025 and 2024, respectively.

NOTE 9 - LONG-TERM ACCOUNTS RECEIVABLE

Long-term accounts receivable as of September 30, 2025 consists of the accounts receivable sold to a third-party. On August 18, 2022, the Company sold accounts receivables of its 144 customers with aggregated amount of RMB 65,776,506 to a third-party company with no recourse. The buyer shall pay to the Company RMB 62,487,681, which is 95% of the transferred accounts receivable value, no later than December 31, 2024 and therefore was classified as long-term accounts receivable with discounted present value of $7,522,188. During the fiscal year ended September 30, 2022, the Company evaluated ASC 860-20-40 and recorded gain on accounts receivable factoring of $1,602,500 and interest expense of $1,151,453. During the fiscal year ended September 30, 2023, the maturity date was extended to December 31, 2026, and Company collected accounts receivable of $1,630,442 and recorded interest expense of $359,051. During the fiscal year ended September 30, 2025 and 2024, the Company collected accounts receivable of $421,408 and $832,836, and recorded interest expense of $459,461 and $478,733, respectively. As of September 30, 2025 and 2024, the balance of long-term accounts receivable was $5,371,315 and $5,379,311, respectively.

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

During the 2025 fiscal year, Longlian has suspended its operations due to the real estate market decline in China, and may resume operations when market recovers. For the year ended September 30, 2025, the Company has written off the investment in Longlian and recorded impairment loss of $288,846.

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

Recruiter.Com Group, Inc. (“RCRT”)

On July 12, 2024, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Recruiter.Com Group, Inc. (NASDAQ: RCRT) which subsequently changed its name to NIXXY, Inc. (NASDAQ: NIXX). Pursuant to the Securities Purchase Agreement, the Company agreed to purchase 2,000,000 shares of common stock of RCRT at a price of US$1.00 per share (the “Investment”). The Company has an option to purchase additional 2,000,000 shares at $1.00 per share. On September 11, 2024, the Company completed the first closing of the Investment, and RCRT issued a total of 1,749,975 shares of common stock, par value $0.0001 per share, to the Company, at US$1.00 per share. As of September 30, 2025, the Company has an equity percentage of les than 10% in RCRT and determined the investment has readily determinable fair value as the stock is publicly traded under the stock symbol NIXX. As of September 30, 2025, the stock was traded at a closing price of $1.41, resulting the fair value of our investment of NIXX to be $2,467,500 and therefore the Company recorded an unrealized investment gain of $717,500.

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

Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The discount rate used to calculate present value is incremental borrowing rate or, if available, the rate which is implicit in the lease. The Company determines the incremental borrowing rate for each lease based primarily on its lease term in PRC, which is approximately 4.75%. The total operating lease expenses for the years ended September 30, 2025 and 2024 were $18,742 and $25,285, respectively.

Weighted-average remaining term and discount rate related to leases were as follows:

	As of	As of
	September 30,	September 30,
	2025	2024
Weighted-average remaining term
Operating leases	2.75	1.83
Weighted-average discount rate
Operating leases	4.75%	4.75%

NOTE 12 – RELATED PARTY TRANSACTIONS

Net amounts due to related parties consisted of the following as of September 30, 2025 and 2024:

		As of September 30,
Accounts	Name of related parties	2025	2024
Related party payables	Shareholder, HUANG Jian Cong	$-	$71,740
Related party payables	Affiliates of the Company	13,064	145,166
Related party receivables	Shareholder, HUANG Jian Cong	177,658	-

Related party payables represented unsecured and interest free borrowings between the Company and Huang Jiancong and other related parties to the Company. For the years ended September 30, 2025 and 2024, the Company had outstanding loans with total amount of $nil and $71,740 from its shareholder, HUANG Jian Cong.

Related party receivables represented unsecured and interest free borrowings between the Company and Huang Jiancong. For the years ended September 30, 2025, the Company had outstanding advance to Huang Jianxong with amount of $177,658, and the amount was subsequently repaid.

NOTE 13 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following as of September 30, 2025 and 2024:

	As of September 30,
	2025	2024
VAT payable	$3,771,105	$3,882,740
Other tax payables	50,752	49,557
Other	550,680	328,784
Total	$4,372,537	$4,261,081

Other current liabilities contain primarily unsecured, due on demand and interest free short-term loan to the Company from third party entities and deposits for bidding from suppliers to the Company.

NOTE 14 – SHORT-TERM AND LONG-TERM BANK BORROWINGS

Short-term bank borrowings consisted of the following at September 30, 2024:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Interest
Industrial Bank	9,000,000	1,282,490	2024-05-23	2025-05-23	3.15%
CZBANK	1,000,000	142,499	2024-09-30	2025-09-01	3.50%
CZBANK	11,000,000	1,567,487	2024-09-30	2025-09-01	3.50%
Shanghai Pudong Development Bank	9,000,000	1,282,490	2024-01-10	2025-01-10	3.90%
Shanghai Pudong Development Bank	11,000,000	1,567,487	2024-01-12	2025-01-12	3.90%
China Everbright Bank	10,000,000	1,424,989	2024-06-26	2025-06-25	3.05%
Bank of China	6,000,000	854,993	2024-03-22	2025-03-22	3.10%
Bank of China	15,000,000	2,137,483	2023-11-24	2024-11-23	3.65%
Total	72,000,000	10,259,918

Long-term bank borrowings consisted of the following at September 30, 2024:

Bank Name	Amount - RMB	Amount - USD	Expiration Date	Date	Interest
China Minsheng Bank	9,500,000	1,353,739	2023-08-11	2025-08-11	3.80%
China Minsheng Bank	14,250,000	2,030,609	2023-08-14	2025-08-14	3.80%
China Minsheng Bank	19,000,000	2,707,478	2023-08-21	2025-08-20	3.80%
China Minsheng Bank	9,990,000	1,423,564	2024-02-26	2025-05-20	3.66%
China Minsheng Bank	5,990,000	853,568	2024-02-27	2025-05-20	3.66%
China Minsheng Bank	9,800,000	1,396,489	2024-03-25	2025-06-25	3.65%
Huaxia Bank	6,370,000	907,718	2023-03-27	2026-03-15	4.05%
Huaxia Bank	6,279,000	894,750	2023-03-28	2026-03-15	4.05%
Total	81,179,000	11,567,915

Short-term bank borrowings consisted of the following at September 30, 2025:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Interest
Industrial Bank	5,000,000	702,346	2025-04-25	2026-04-24	2.70%
Industrial Bank	4,000,000	561,877	2025-04-27	2026-04-26	2.70%
China Minsheng Bank	4,000,000	561,877	2024-11-21	2025-11-21	3.50%
China Minsheng Bank	3,965,000	556,960	2025-02-19	2026-02-19	3.00%
CZBANK	10,000,000	1,404,692	2025-08-28	2026-08-26	3.00%
Shanghai Pudong Development Bank	6,000,000	842,815	2025-01-22	2026-01-22	3.00%
Shanghai Pudong Development Bank	6,980,000	980,475	2025-05-15	2026-05-15	2.90%
Shanghai Pudong Development Bank	7,000,000	983,284	2025-07-18	2026-06-16	2.70%
China Everbright Bank	5,000,000	702,346	2025-06-23	2026-06-22	2.70%
China Everbright Bank	5,000,000	702,346	2025-06-23	2026-06-22	2.70%
Bank of China	10,000,000	1,404,692	2025-03-24	2026-03-20	2.80%
CITIC BANK	9,500,000	1,334,457	2025-01-06	2026-01-06	2.90%
CITIC BANK	9,500,000	1,334,457	2025-02-10	2026-02-10	2.90%
Total	85,945,000	12,072,623

Long-term bank borrowings consisted of the following at September 30, 2025:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Interest
China Minsheng Bank	15,000,000	2,107,038	2025-07-22	2027-07-22	3.00%
China Minsheng Bank	9,990,000	1,403,287	2025-07-30	2027-07-30	3.00%
China Minsheng Bank	10,000,000	1,404,692	2025-08-05	2027-08-05	3.00%
China Minsheng Bank	10,000,000	1,404,692	2025-08-11	2027-08-11	3.00%
Huaxia Bank	5,953,000	836,213	2023-03-27	2026-03-15	3.70%
Huaxia Bank	5,862,000	823,430	2023-03-28	2026-03-15	3.70%
China Minsheng Bank	6,770,000	950,976	2025-05-16	2026-08-16	3.00%
China Minsheng Bank	5,000,000	702,346	2025-06-11	2026-09-11	3.00%
China Minsheng Bank	4,500,000	632,111	2025-06-12	2026-09-12	3.00%
Total	73,075,000	10,264,785

The Company’s short-term and long-term bank borrowings are pledged by its assets as listed below, and guaranteed by the Company’s major shareholders: HUANG Jian Cong, WANG Jian Di, WANG Guo Lin, WANG Min Jie, and WANG Yang Ming, and their immediate family members.

The carrying values of the Company’s pledged assets to secure short-term and long-term borrowings by the Company are as follows:

	As of September 30,
	2025	2024
Buildings, net	$1,415,792	$828,741
Land use rights, net	331,258	348,378
Machinery, net	-	911,200
Total	$1,747,050	$2,088,319

NOTE 15 – COMMITMENT AND CONTINGENCIES

The Company, from time to time, may be a party to claims and legal proceedings generally incidental to its business. As of September 30, 2025, Company has no material purchase commitments, significant leases and unused letter of credit.

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

In addition, the Company recorded no potential income tax liability for the years ended September 30, 2025 and 2024, and for the possible underpayment of income and other taxes, not include potential interests or penalties. It is possible that the tax liability of the Company for past taxes may be higher than those amounts. The Company’s management believes it has sufficient cash on hand to adequately meet any tax liability for the underpayment of income and VAT taxes. Additionally, the Company’s management believes it may be able to negotiate with local PRC taxing authorities a reduction to any amounts that such authorities may believe are due and a reduction to any interest or penalties thereon. We have no guarantee that we will be able to negotiate such a reduction. To the extent our Company is able to negotiate such amounts, the Company records such reduction as unrecognized tax benefits due to the fact that national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes. The PRC tax law provides statute of limitations of 3 years to collect unpaid taxes. The Company recognizes the portion of unrecognized tax benefit that is beyond 3 years as reduction of its tax liabilities due to the fact that the statute of limitations for the relevant taxing authorities to examine and challenge the tax position has expired. The changes of unrecognized tax benefit recorded by the Company are shown in Note 22.

NOTE 17 – GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the fiscal years ended September 30, 2025 and 2024 consisted of following:

	2025	2024
Employee compensation and benefits	1,328,034	2,189,705
Consulting expenses	1,712,829	1,573,023
Amortization expenses	154,582	154,758
Depreciation expenses	213,134	162,335
Entertainment expenses	81,314	117,885
Sales tax	107,309	141,000
Other expenses	548,067	490,397
Total	$4,145,269	4,829,103

NOTE 18 – CUSTOMER AND SUPPLIER CONCENTRATION

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

The Company had no such significant customer who account for greater than 10% of the company’s revenue for the fiscal year ended September 30, 2025 and 2024. The Company had no customer who accounted for more than 10% of total accounts receivables as of September 30, 2025 and 2024.

For the year ended September 30, 2025, two suppliers accounted for 23% and 27% of the Company’s total raw material purchase, respectively. The Company had no supplier who accounted for more than 10% of total accounts payable as of September 30, 2025. For the year ended September 30, 2024, two suppliers accounted for 30% and 21% of the Company’s total raw material purchase, respectively. The Company had two suppliers who accounted for more than 10% of total accounts payable as of September 30, 2024, the suppliers had accounts payable balance of $723,665 and $337,241 which represents 23.16% and 10.79% of total accounts payable, respectively. The Company believes there are numerous other suppliers that could substitute the current significant vendors should they become unavailable or non-competitive.

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

Pursuant to the Convertible Debenture agreements, the convertible notes have a floor price of $17.5 (as adjusted for the reverse stock split) and can be converted at the options of both Holders and the Company. Upon the maturity date of the Convertible Note 2024, the Holders neither demanded the Company to redeem the convertible debentures, nor converted their convertible debentures, instead they negotiated with the Company to lower the conversion floor price. As of the date the Company issued the consolidated financial statements, the negotiation is ongoing and extension agreement has not been signed due to the ongoing negotiation. The Company believe there’s no legal risk regarding the extension of the Convertible Debenture without extension agreement signed, despite those convertible debentures are in default for accounting purposes, as the Company has right to conversion at its own discretion.

For the year ended September 30, 2025, there were no Holders converted their convertible debentures. Net carrying amount of the liability component Convertible Notes dated as of September 30, 2025 was as follows:

		Interest on	Net
	Principal	Convertible	carrying
	outstanding	notes	value
Convertible Notes - 2025	$3,948,900	1,049,854	$4,998,754

NOTE 20 – STOCKHOLDERS’ EQUITY

On January 31, 2025. we completed a seven (7) for one (1) reverse stock split (the “Reverse Split”) of our issued and outstanding ordinary shares, no par value per share.

From the legal perspective, the Reverse Split applied to the issued shares of the Company on the date of the Reverse Split and does not have any retroactive effect on the Company’s shares prior that date. However, for accounting purposes only, references to our ordinary shares in this annual report are stated as having been retroactively adjusted and restated to give effect to the Reverse Split, as if the Reverse Split had occurred by the relevant earlier date.

Share Issuances

2023 Fiscal Year

On March 15, 2023, the Company issued a total of 225,743 shares (1,580,200 shares prior to split) to 12 employees pursuant to the 2021 Equity Incentive Plan under which a maximum of 600,00 shares (4,200,000 shares prior to split) is authorized to be granted to employees of the Company. The fair value of the shares issued had an estimated fair value of $1,185,150 which is measured based on their fair market value on the date of grant.

On July 26, 2023, the Company issued a total of 145,657 shares (1,019,600 shares prior to split) to 12 employees pursuant to the 2021 Equity Incentive Plan under which a maximum of 600,00 shares (4,200,000 shares prior to split) is authorized to be granted to employees of the Company. The fair value of the shares issued had an estimated fair value of $654,583 which is measured based on their fair market value on the date of grant.

During the fiscal year ended September 30, 2023, no convertible holder exercised convertible notes.

2024 Fiscal Year

The Company entered into a Securities Purchase Agreement, dated November 27, 2023, with one institutional investor. Pursuant to the Securities Purchase Agreement, the investor purchased, and the Company issued and sold 450,698 shares (3,154,885 prior to split) ordinary shares of the Company, of no par value (the “Shares”), at an aggregate purchase price of $5 million. On April 29, 2024, the Company successfully issued the Shares, marking the closure of the private placement.

2025 Fiscal Year

On April 15, 2025, the Company issued 400,000 shares pursuant to a business consulting agreement the Company entered into. The fair value of the shares issued had an estimated fair value of $358,360 which is measured based on their fair market value on the date of grant. On May 06, 2025, the Company issued 500,000 shares pursuant to a investor relations agreement the Company entered into. The fair value of the shares issued had an estimated fair value of $530,000 which is measured based on their fair market value on the date of grant. On May 06, 2025, the Company issued 500,000 shares pursuant to a investor relations agreement the Company entered into. The fair value of the shares issued had an estimated fair value of $530,000 which is measured based on their fair market value on the date of grant. On September 08, 2025, the Company issued 300,000 shares pursuant to a business development agreement the Company entered into. The fair value of the shares issued had an estimated fair value of $558,000 which is measured based on their fair market value on the date of grant.

Statutory surplus reserves

Pursuant to Chinese Company law applicable to foreign investment companies, the Company’s PRC subsidiaries are required to maintain statutory surplus reserves. The statutory surplus reserves are to be appropriated from net income after taxes, and should be at least 10% of the after tax net income determined in accordance with accounting principles and relevant financial regulations applicable to PRC enterprises (“PRC GAAP”). The Company has an option of not appropriating the statutory surplus reserve after the statutory surplus reserve is equal to 50% of the subsidiary’s registered capital. Statutory surplus reserves are recorded as a component of shareholders’ equity. The statutory surplus reserve as of September 30, 2025 is $3,176,556.

Wenzhou Weijia has not commenced operation since inception. No appropriation to the statutory surplus reserves.

Zhejiang Zhengkang recorded a net loss for the years ended September 30, 2025 and 2024, so no appropriation to the statutory surplus reserves and staff welfare and bonus fund was made.

Wenzhou Zhengfeng recorded a net loss for the years ended September 30, 2025 and 2024, so no appropriation to the statutory surplus reserves and staff welfare and bonus fund was made.

Dividends declared by the Company’s PRC subsidiaries are based on the distributable profits as reported in their statutory financial statements reported in accordance with PRC GAAP, which differ from the results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP. The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its PRC subsidiaries. As of September 30, 2025, the Company has no dividend payable.

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company, and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. Amounts restricted include the PRC subsidiaries’ paid-in capital and statutory surplus reserves of the Company’s PRC subsidiaries totaling $7,470,323 as of September 30, 2025 and 2024.

Non-controlling interests

Non-controlling interests represent the interest of non-controlling shareholders in Zhejiang Zhengkang based on their proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. On September 29, 2015, Wenzhou Weijia acquired 99% equity percentage of Zhejiang Zhengkang from 5 individual shareholders: HUANG Jian Cong, WANG Ming Jie, WANG Guo Lin, WANG Jian Di and WANG Yang Ming. After that, Zhejiang Zhengkang’s equity interest is 99% held by Wenzhou Weijia and 1% held by HUANG Jian Cong as of the year end. The non-controlling interest in Zhejiang Zhengkang was 1% as of September 30, 2025 and 2024. The non-controlling interest in ZK Uganda was 20% as of September 30, 2025. The non-controlling interest in xSigma Corporation was 49% as of September 30, 2025. The non-controlling interest in Suona was 1% as of September 30, 2025.

NOTE 21 – STOCK OPTIONS AND WARRANTS

Stock Option

On April 5, 2021, the Company entered into a Consulting Agreement with a third-party consultant for her marketing and promoting services provided to xSigma Corporation. Pursuant to the Consulting Agreement, the Company issued 35,714 stock options (250,000 stock options prior to split), of which 7,143 options (50,000 options prior to split) are exercisable upon execution of the Consulting Agreement and the 28,571 stock options (200,000 stock options prior to split) shall vest in four equal installments on a quarterly basis (7,143 shares every three months). The Company estimates the fair value of the share-based option awards on the date of grant using the Black-Scholes option-pricing model (the “Black-Scholes model”). Using the Black-Scholes model, the value of the award that is ultimately expected to vest is recognized over the requisite service period in the statement of operations. The Company attributes compensation to expense using the straight-line single option method for the options granted.

A summary of stock option activity for the year ended September 30, 2025, is presented below:

	Shares	Weighted	Remaining	Grant-
	Underlying	Average	Contractual	Date
	Options	Exercise Price	Term (Years)	Fair Value
Outstanding at October 1, 2021	35,714	$70	0	$1,085,386
Granted	—	$—	—	$—
Exercised	—	$—	—	—
Forfeited	—	$—	—	—
Outstanding at September 30, 2025	35,714	$70	0	$1,085,386
Exercisable at September 30, 2025	35,714	$70	0	$—

*	The table gives retroactive effect to the January 31, 2025 one-for-seven reverse share split.

Stock Warrants

As of September 30, 2025, the Company had outstanding 14,102 warrants (98,716 stock warrants prior to split) issued in connection with the consulting arrangement and stock offering. The following is a summary of the change in outstanding warrants during the fiscal year ended September 30, 2025:

			Weighted
			Average
	Shares Underlying	Weighted Average	Remaining Contractual
	Options/ Warrants	Exercise Price	Term (Years)
Outstanding at October 1, 2024	682,092	$20.09	1.42
Issued	—	$—	—
Exercised	(316,901)	$—	—
Expired	(351,089)	$—	—
Outstanding at September 30, 2025	14,102	$1.38	0.42
Exercisable at September 30, 2025	14,102	$1.38	0.42

*	The table gives retroactive effect to the January 31, 2025 one-for-seven reverse share split.

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

For the years ended September 30, 2025 and 2024, revenue and assets within PRC contributed over 90% of the Company’s total revenue and assets.

NOTE 23 – INCOME TAXES

	As of September 30,
	2025	2024
Deferred tax assets:
Bad debt allowance recorded for accounts receivable, other receivable, and long-term prepayments	$1,435,363	$1,137,100
Inventory provision	-	-
Net operating loss carry-forward	348,442	105,130
Less: valuation allowance	(1,783,805)	(1,242,230)
Total	$-	$-

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company had no deferred tax assets as of September 30, 2025 and 2024. The Company evaluated the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized.

Income taxes for the years ended September 30, 2025 and 2024 are attributed to the Company’s continuing operations in China and consisted of:

	For the year ended September 30,
	2025	2024
Current income tax expense (recovery)	$(948)	$12,106
Deferred income tax expenses	-	-
Total income tax expense (recovery)	$(948)	$12,106

Per the consolidated statements of operations and comprehensive income, the income tax expenses for the Company can be reconciled to the income before income taxes for the years ended September 30, 2025 and 2024 as follows:

	For the year ended September 30,
	2025	2024
Income before taxes excluded the amounts of loss incurring entities	$—	$—
PRC EIT tax rates	15%	15%
Tax effect of deferred tax recognized	—	—
Adjustment on current income tax of the prior periods	(948)	12,106
Change in unrecognized tax benefits	—	—
Income tax expense (recovery)	$(948)	$12,106

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

As of September 30, 2025 and 2024, the Company had no unrecognized tax benefits. For the fiscal years 2025 and 2024, no tax authority initiated tax examination against the Company and the Company was issued Certificate of No Tax Arrears on November 6, 2023 by local tax authority which indicates the Company has fully paid income taxes for its tax returns since January 01, 2017.

NOTE 24 - SUBSEQUENT EVENTS

Private Placement

On October 20, 2025, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain Non-U.S. investors (collectively, the “Purchasers”) pursuant to which the Company agreed to sell to the Purchasers an aggregate of 10,010,000 ordinary shares, no par value per share (the “Ordinary Shares”), of the Company at a price of $2.09 per share. The transaction closed on November 14, 2025 where the Company issued an aggregate of 10,010,000 Ordinary Shares for an aggregate consideration of $20,920,900.

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before this financial statements are issued, the Company has evaluated all events or transactions that occurred after September 30, 2025 up through the date the Company issued the consolidated financial statements, and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements.